Exhibit 99.1

PRE-FEASIBILITY STUDY

NI 43-101 TECHNICAL REPORT,

TWANGIZA GOLD PROJECT,

South Kivu Province, Democratic

Republic of Congo

Prepared for Banro Corporation By:

MODDER House • No.1 High Road • Modder Crest Office Park

Moddefontein • Gauteng • South Africa

Telephone:+27 (0)11 608 2141 • Facsimile:+27 (0)11 608 2142

Website www.senet.co.za

Effective Date of Report: August 13, 2008

Contributing Engineers/Authors:

Martin Pittuck: SRK Consulting (UK) Limited

HG Waldeck: SRK (SA) (Pty) Ltd

Dr. Caroline Henderson: SRK (SA) (Pty) Ltd

John Naismith: SENET

Phil Bundo: SENET

Dermot Claffey: Knight Piésold Ltd.

Joanne Groeller: Knight Piésold Ltd

Qualified Persons:

Martin Pittuck, C. Eng., MIMMM

Neil Senior, MSC Mech Eng, PR Eng, Fellow of SAIMM

HG Waldeck, B.Sc(Eng), PR Eng, MBA, Fellow of SAIMM

TABLE OF CONTENTS

SUMMARY		1
1.	INTRODUCTION	6
1.1	Background, Scope of Work and Terms of Reference	6
1.2	Reliance on Other Experts	9
1.3	Cautionary Notes	9
2.	PROPERTY DESCRIPTION AND LOCATION	10
3.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	16
3.1	Physiography	16
3.2	Current Accessibility	16
3.3	Existing Infrastructure/Local Resources	16
3.4	Climate	17
4.	HISTORY	17
5.	GEOLOGICAL SETTING	18
5.1	Regional Geology	18
5.2	Property Geology	19
6.	DEPOSIT TYPE AND DEPOSIT GEOLOGY	19
7.	MINERALIZATION	21
8.	EXPLORATIONc	21
8.1	Historical Exploration	21
8.2	Further Exploration (October 2005 – December 2006	23
8.2.1	Drilling	23
8.2.2	Soil Geochemical Programme	23
8.2.3	Trenching Programme	24
8.2.4	Prospect Scale Mapping	24
8.3	Recent Exploration (January 2006 – July 2008)	25
8.3.1	Drilling	25
8.3.2	Geophysical Exploration (LIDAR)	25
8.3.3	Additional Regional Work	26
9.	DRILLING	26
9.1	Mineralization and Results	26
10.	SAMPLING METHOD AND APPROACH	28
10.1	Soil Geochemistry	28
10.2	Trench, Channel and Grab Samples	28
10.3	Drill Core Samples	28
11.	SAMPLE PREPARATION, ANALYSES AND SECURITY	29
11.1	Introduction	29

11.2		Sample Preparation and Analysis	29
11.2.1		Assaying	30
11.3		Quality Control Procedures	30
11.4		Assessment of Quality Control Data	31
11.4.1		Certified Reference Material	31
11.4.2		Inter-Laboratory Check Assays	33
11.4.3		Duplicate Coarse Split	34
11.4.4		Blank Samples	36
11.4.5		Analytical Laboratory Quality Control	37
12.		DATA VERIFICATION	37
12.1		Database and Data Quality	38
12.2		Adit Check Sampling	38
12.3		Data Validation	39
13.		ADJACENT PROPERTIES	40
14.		MINERAL PROCESSING AND METALLURGICAL TESTING	40
14.1		Metallurgical Testwork	40
14.1.1		Background	40
14.1.2		Review of scoping study metallurgical testwork	41
14.1.3		Limitations of Scoping Study Metallurgical Results	42
14.1.4		Pre-Feasibility Study Metallurgical Testwork Sample Selection	43
14.1.4.1		Introduction	43
14.1.4.2		Sample Selection and Preparation	43
14.1.5		Metallurgical Test Program	45
14.1.6		Mineralogy	45
14.1.6.1		Oxide Mineralogy Summary	46
14.1.7		Head Grade and Specific Gravity Determination	46
14.1.8		Oxides (Main & North)	46
14.1.8.1		Transition and Fresh FP Non Refractory (Main & North)	47
14.1.9		Comminution Appraisal	49
14.1.9.1		Comminution Results of Composite Samples	50
14.1.9.2		Comminution Results of Variability Samples	50
14.1.1	0	Recovery Testwork	51
14.1.10.1		Main & North Oxide Recovery Testwork	51
14.1.10.2		Transition & Fresh (Main & North) Optimisation Recovery Testwork	54
14.1.1	1	Settling	57
15.		MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	58
15.1		MINERAL RESOURCE ESTIMATES	58
15.1.1		Approach	58
15.1.2		Density Determinations	58

15.1.2.1		Data Collection and Analysis	58
15.1.2.2		SRK Analysis	60
15.1.3		Descriptive Statistics of Assay Data	61
15.1.4		Geological Interpretation and Lode Identification	62
15.1.4.1		Geological Wireframes	62
15.1.4.2		Mineralisation Wireframe	65
15.1.5		Geological Block Model	67
15.1.6		Valley Fill Model	70
15.1.7		Topography, Artisanal Excavation and Oxide/Transition Sub-models	70
15.1.8		Statistical Analysis of the Mineralised Data	70
15.1.8.1		Selection Of Composite Lengths For Statistics	70
15.1.8.2		Summary Statistics and Histograms	71
15.1.8.3		High grade Capping	73
15.1.9		Geostatisical Analysis	74
15.1.9.1		Semi-Variograms	74
15.1.9.2		Block Estimation	76
15.1.1	0	Block Model Definiton and Grade Estimation	77
15.1.10.1		Block Model Setup	77
15.1.10.2		Grade Estimation	77
15.1.10.3		Whittle Export	78
15.1.1	1	Mineral Resource Classification	78
15.1.1	2	Cut-off Grade Derivation	79
15.2		Mineral Resource Statement	79
15.2.1		Comparison to previous estimate	80
15.3		CONCLUSIONS AND RECOMMENDATIONS	81
15.3.1		Conclusions	81
15.3.2		Recommendations	82
15.4		MINERAL RESERVE ESTIMATES	83
16.		OTHER RELEVANT DATA AND INFORMATION	84
16.1		GEOTECHNICAL INVESTIGATION AND SLOPE STABILITY ANALYSIS	84
16.1.1		DEPOSIT SCALE GEOLOGY	84
16.1.2		ENGINEERING GEOLOGY	84
16.1.2.1		Transported Soils	84
16.1.2.2		Residual Soils	84
16.1.2.3		Bedrock Engineering Geology and Weathering Profile	86
16.2		MINING ASPECTS	88
16.3		GEOTECHNICAL STUDY PROGRAMME	89
16.3.1		Geotechnical Drilling	89
16.3.2		Geotechnical Logging and Rock Mass Classification	89

16.3.3		Analysis Methodology	91
16.4		RESULTS OF GEOTECHNICAL ASSESSMENT	93
16.4.1		Derivation of Rock Material and Rock Mass Properties	93
16.4.2		Estimate of Rock Mass Shear Strength Parameters	96
16.4.3		Estimate of Soil Zone Shear Strength Parameters	98
16.4.4		Structural Interpretation	98
16.4.5		Hydrogeological Factors Affecting Slope Design	104
16.4.6		Seismic Effects	105
16.5		SLOPE STABILTY ANALYSIS	105
16.5.1		Kinematic Stability Analysis of Fractures	105
16.5.2		Rock Mass Stability Analysis	108
16.6		Conclusions	111
16.7		Recommendations for Feasibility Level Work Programme	113
16.8		Mine Study	114
16.8.1		Introduction	114
16.8.2		Pit Optimization	114
16.8.2.1		Introduction	114
16.8.2.2		Resource Block Model	115
16.8.2.3		Geotechnical	115
16.8.2.4		Cost Inputs	115
16.8.2.5		Mining Costs	115
16.8.2.6		Processing and General Administration Cost	116
16.8.2.7		Mining Factors	116
16.8.2.8		Gold Price and Royalties	116
16.8.2.9		Cut off Grade Calculations	116
16.8.2.10		Whittle Results	117
16.8.2.11		Selection of Optimised Pit Shell	117
16.8.3		Practical Pit Design	120
16.8.4		Mine Production Schedule	126
16.8.5		Twangiza Mineral Reserves	128
16.8.6		Mining Operations	128
16.8.7		Mining Equipment Requirements	130
16.8.8		Mine Work Schedule	131
16.8.9		Mine Infrastructure	135
16.8.1	0	Mining Manpower	136
16.8.1	1	Conclusion and Recommendations	138
16.9		Process Plant	138
16.9.1		Design criteria	138
16.9.2		Ore Characteristics	139

16.9.3	Operating Schedule	140
16.9.4	Recoveries	140
16.9.5	Crushing	141
16.9.6	Milling and Classification	143
16.9.6.1 Milling		143
16.9.6.2 Classification		144
16.9.7	Trash Handling	145
16.9.8	Gravity	146
16.9.9	CIL	146
16.9.9.1 Leach and CIL		146
16.9.9.2 Interstage Screens		147
16.9.9.3 Loaded Carbon Screen		148
16.9.9.4 Tailings Dewatering		148
16.9.9.5 Cyanide Detoxification		149
16.9.9.6 Acid Wash		150
16.9.9.7 Elution		151
16.9.9.8 Electrowinning		151
16.9.9.9 Regeneration		153
16.9.9.10 Calcining & Smelting		154
16.9.10	Reagents	155
16.9.10.1 Lime		155
16.9.10.2 Cyanide		156
16.9.10.3 Caustic		157
16.9.10.4 Sodium Metabisulfite		157
16.9.10.5 Copper Sulphate		158
16.9.10.6 Hydrochloric Acid		158
16.9.10.7 Activated Carbon		158
16.9.10.8 Flocculant		158
16.9.10.9 Smelting Fluxes		159
16.9.10.10 Grinding Media		159
16.9.10.11 Mill Liners		159
16.9.10.12 Crusher Liners		159
16.9.11	Air Services	159
16.9.12	Water Services	160
16.9.12.1 Water Abstraction & Storage (AMEC)		160
16.9.13	Process Plant	161
16.9.13.1 Process Plant Summary		161
16.9.13.2 Crushing		164
16.9.13.3 Milling and Classification		166

16.9.13.4	Gravity	167
16.9.13.5	Trash Removal	168
16.9.13.6	Leach & CIL	168
16.9.13.7	Tailings Dewatering	170
16.9.13.8	Cyanide Detoxification	170
16.9.13.9	Acid Wash	171
16.9.13.10	Elution	171
16.9.13.11	Electrowinning	172
16.9.13.12	Regeneration	173
16.9.13.13	Gold Room	174
16.9.13.14	Consumables	174
16.9.13.15	Air Services	178
16.9.13.16	Water Services	179
16.9.14	Infrastructure and Other Site Services	192
16.9.14.1	Accessibility and Transport/Logistics	192
16.9.14.2	Site Access Roads	193
16.9.14.3	Plant Site Roads	193
16.9.14.4	Security	194
16.9.15	Power Requirements	194
16.9.16	Power Supply	194
16.9.16.1	Plant Power Requirements	194
16.9.16.2	Power Distribution	195
16.9.17	Communications	196
16.9.17.1	External Communication system	196
16.9.17.2	Mine Communication System	196
16.9.18	Water Supply and Distribution	197
16.9.18.1	Water Storage and Distribution	197
16.9.18.2	Fire Water Distribution	197
16.9.18.3	Potable Water Distribution	197
16.9.18.4	Sewage Collection and Treatment	197
16.9.19	Fuel and Lubricant Storage and Distribution	197
16.9.20	Architectural Specifications	198
16.9.21	Workshop/Warehouse	198
16.9.22	Administration Building	198
16.9.23	Mine Dry and Canteen	198
16.9.24	Assay Laboratory	199
16.9.25	Miscellaneous Buildings	199
16.9.26	Accommodation Buildings	199
16.10	Operating Costs	199

16.10.1	Summary of Process Plant Costs	199
16.10.1.1	Basis of Estimate	199
16.10.1.2	Plant Operating and Maintenance Labour:	200
16.10.1.3	Process Plant Reagents and Consumables	202
16.10.1.4	Plant Maintenance Costs and Supplies	205
16.10.1.5	General and Administration Costs	205
16.10.1.6	Camp Food and Catering	207
16.10.1.7	Building Maintenance	207
16.10.1.8	Communication	207
16.10.1.9	Community Affairs	207
16.10.1.10	Couriers	207
16.10.1.11	Insurances	207
16.10.1.12	Information Technology	207
16.10.1.13	Head Office Costs	207
16.10.1.14	Consultants Fees	207
16.10.1.15	Legal and Accounting Tax Audit Fees	208
16.10.1.16	Supplies and Spare Parts	208
16.10.1.17	Travel and Accommodation	208
16.10.1.18	Environment	208
16.10.1.19	Training	208
16.10.1.20	Recruitment	208
16.10.1.21	Assay Costs	208
16.10.1.22	Refining Costs	208
16.11	Carbon Credits	208
16.12	Capital Costs	209
16.12.1	Estimate Accuracy	210
16.12.2	Basis of Estimate	210
16.13	Economic Model and Financial Analysis	212
16.13.1	Evaluation Method	212
16.13.2	Assumptions	212
16.13.3	Financial Analysis Results	213
16.13.3.1	Summary of Financial Analysis	213
16.13.3.2	Project Life Cash Flow	214
16.14	Sensitivity Analysis	216
16.14.1	Discussion	218
16.15	Tailings Dam	218
16.15.1	Introduction	218
16.15.2	Seismicity	219
16.15.3	Geomorphology	220

16.16	Meteorology	220
16.16.1	Groundwater Elevations	221
16.16.2	Agriculture	222
16.16.3	Regional Population	222
16.16.4	Hunting	222
16.16.5	Construction material review	223
16.16.5.1	Low Permeability Material	223
16.16.6	Free Draining Structural Material	223
16.16.6.1	Free Draining Filter Material	224
16.16.7	TMF options study	225
16.16.8	Site Visit to Selected TMF sites	225
16.16.9	Environmental Appraisal	227
16.16.10	Data Review	227
16.16.11	TMF Site Selection Process	227
16.16.12	Preliminary Screening	228
16.16.12.1	Key Environmental Effects	228
16.16.12.2	Technical Requirements	228
16.16.13	Preliminary Ranking - Social, Economic and Environmental Factors	228
16.16.13.1	Location/Village	229
16.16.13.2	Catchment	229
16.16.13.3	Land Use/Ownership	229
16.16.13.4	Visibility	229
16.16.13.5	Impact on Water Supply	229
16.16.13.6	Conclusions	229
16.17	Tailings Delivery Options	230
16.17.1	Filter Cake Disposal	230
16.17.2	Paste/Thickened Tailings Disposal	232
16.17.3	Slurry Disposal	233
16.17.4	Ranking Study	234
16.17.4.1 Tailings Delivery System		235
16.17.5	TMF Embankment Cross Section	235
16.17.6	TMF site Technical Screening	236
16.17.6.1 Geotechnical/Geological Conditions		237
16.17.6.2 Hydrology		237
16.17.6.3 Topography		237
16.17.7	Operation & Development	237
16.17.7.1	Technical Assessment Ranking	237
16.18	Capital Expenditure Assessment Ranking	238
16.19	Option study conclusions	240

16.20	Option study Recomendations	241
17.	INTERPRETATION AND CONCLUSIONS	243
18.	RECOMMENDATIONS	249
19.	PROGRAMME	250
20.	REFERENCES	251
21.	DATE AND SIGNATURE PAGE	252
22.	CERTIFICATES OF QUALIFIED PERSONS	253
22.1	Neil Senior	253
22.2	Martin Pittuck	255
22.3	H.G. Waldeck	257

LIST OF TABLES

Table 1: Twangiza Mineral Resource Estimates @ 0.5 g/t Au cut-off (effective date: June 23, 2008	2
Table 2: Summary of Twangiza Mineral Reserves	3
Table 3: An economic model and financial analysis for the purposes of the Twangiza pre-feasibility study was undertaken based on the following assumptions	3
Table 4: The results of the Twangiza pre-feasibility study are summarized below	4
Table 1-1: September 2006 Mineral Resource Estimates for Twangiza (using a 1.0 g/t Au cut-off)	7
Table 1-2: January 2007 Mineral Resource Estimates for Twangiza (using a 1.0 g/t Au cut-off)	7
Table 1-3: Twangiza Deposit Mineral Resource Estimates @ 0.5 g/t Au cut-off	8
Table 1-4: Twangiza Deposit Mineral Resource Estimates by material Type @ 0.5 g/t Au cut-off	8
Table 11-1: Statistics of Results of Standard Reference Sample Submissions	32
Table 11-2: Inter-laboratory Comparison – SGS vs Genalysis; July 2006	33
Table 11-3: Inter-laboratory Comparison – SGS vs Genalysis; November 2006	33
Table 11-4: Inter-laboratory Comparison – SGS vs Genalysis; February 2007	34
Table 11-5: Inter-laboratory Comparison – SGS vs Genalysis; June 2007	34
Table 11-6: Descriptive Statistics of Coarse Split Sample Pairs	35
Table 12-1: Data Employed in Current Mineral Resource Estimates	38
Table 12-2: Adit Sampling - Statistics of Composites	39
Table 14-1: Main Oxides Sample List	44
Table 14-2: North Oxides Sample List	44
Table 14-3: Non Refractory Sample List	45
Table 14-4: Oxide variability Multi Elemental Analysis	47
Table 14-5: Transition & Fresh FP Non Refractory Multi Elemental Analysis	48
Table 14-6: Comminution Index	49
Table 14-7: Comminution Reference	49
Table 14-8: Comminution Summary on Composite Samples	50
Table 14-9: Variability Comminution Testwork onOxide Ore	50
Table 14-10: Variability Comminution Testwork onTansition Ore	51
Table 14-11: Variablity Comminution testwork on Fresh Ore	51
Table 14-12: Extended Gravity Recoverable Gold Results	52
Table 14-13: Summary of Oxide Variability Intensive Cyanidation Results	52
Table 14-14: Oxide Leach variability Results Summary	53
Table 14-15: Summary of cyanide Destruction Results	54
Table 14-16: Transition and Fresh (Main & North) Gravity Testwork Summary	55
Table 14-17: Intensive Cyanidation Results Summary	55
Table 14-18: Summary of Preg-Robbing Results	55
Table 14-19: Grind Optimisation Results	56
Table 14-20: Cyanide Optimisation Results	56
Table 14-21: Effect of Time and Dissolved Oxygen	57
Table 14-22: Summary of Settling Results	57
Table 15-1: Relative Density Determination for All Rock Types	60
Table 15-2: Summary of Density Determinations for all Lithologies	60
Table 15-3: Summary of SRK Relative Density Values for all Material Types	61
Table 15-4: Summary of raw statistics per sampling phase	62
Table 15-5: Summary of Kriging Zones used in the latest Block Model	67
Table 15-6: Details of Block Model Dimensions for Geological Model	68
Table 15-7: Summary of Fields used for flagging different geological properties	68

Table 15-8: Summary of final rock codes used in the 3D model exported for PFS Pit Optimisation	69
Table 15-9: Summary statistics of 2 m composite	71
Table 15-10: Applied High-Grade Capping	74
Table 15-11: Search Radius for Pass 1	77
Table 15-12: Details of block Model Dimensions for Grade Estimation	77
Table 15-13: Twangiza Mineral Resource Estimates @ 0.5 g/t Au cut-off (effective date: June 23, 2008)	80
Table 15-14: Twangiza Mineral Resource Estimates by material Type @ 0.5 g/t Au cut-off (effective date: June 23, 2008)	80
Table 16-1: Depth of transported and residual soil at Twangiza	86
Table 16-2: Indicative Overall Slope Angles	90
Table 16-3: Summary of Weighted Average RMR and MRMR	93
Table 16-4: Table showing final average RMR, MRMR, IOSA, Intact Rock Strength (IRS) and Fracture Frequency (FF) values derived from the borehole logging process	95
Table 16-5: Results of Estimates of Rock Mass Shear Strength	97
Table 16-6: Estimated Soil Zone shear strength parameters	98
Table 16-7: Main fracture sets derived from clusters of poles in stereoplots	104
Table 16-8: Results of Kinematic Stability Analysis for Different Pit Areas, Transition and Sulphide Zones only	106
Table 16-9: Results of SLIDE Limit Equilibrium Slope Stability Analysis	110
Table 16-10: Summary of PFS Slope Design Angles	112
Table 16-11: Mineral Resource Classification	114
Table 16-12: Whittle parameters for the Open Pit Optimization	116
Table 16-13: Whittle Optimization Results for Twangiza	118
Table 16-14: Proposed Life of Mine Schedule	127
Table 16-15: Summary of Twangiza Mineral Reserves	128
Table 16-16: Mining Equipment Requirement	130
Table 16-17: Schedule Working Periods	131
Table 16-18: Major Equipment Shift Operating Time	132
Table 16-19: Main Haul Road construction programme	136
Table 16-20: Equipment Operators	138
Table 16-21: Ore Characteristics	140
Table 16-22: Operating Schedule	140
Table 16-23: Recoveries	141
Table 16-24: Crushing	142
Table 16-25: Milling	144
Table 16-26: Classification	145
Table 16-27: Trash Handling	145
Table 16-28: Gravity	146
Table 16-29: Intensive Cyanidation	146
Table 16-30: Leach and CIL	147
Table 16-31: Interstage Screens	148
Table 16-32: Loaded Carbon Screen	148
Table 16-33: Carbon Safety Screen	149
Table 16-34: Tailings Thickening	149
Table 16-35: Cyanide Detoxification	150
Table 16-36: Acid Wash	150
Table 16-37: Elution	151
Table 16-38: Electrowinning (CIL)	152
Table 16-39: Electrowinning (Gravity)	153

Table 16-40: Regeneration	154
Table 16-41: Calcining and Smelting	155
Table 16-42: Lime Slaking (Make-up, Storage and Dosing)	156
Table 16-43: Sodium Cyanide Make-up, Storage and Dosing	157
Table 16-44: Caustic Make-up, Storage and Dosing	157
Table 16-45: Sodium Metabisulphite Make-up, Storage and Dosing	158
Table 16-46: Copper Sulphate Make-up, Storage and Dosing	158
Table 16-47: Hydrochloric Acid	158
Table 16-48: Activated Carbon	158
Table 16-49: Flocculant	159
Table 16-50: High Pressure Air Services	160
Table 16-51: Low Pressure Air Services	160
Table 16-52: Water Services	161
Table 16-53: Soft Rock Crushing Equipment List	180
Table 16-54: Hard Rock Crushing Equipment List	181
Table 16-55: Stockpile & Reclamation Equipment List	182
Table 16-56: Milling 1 Equipment List	182
Table 16-57: Milling 2 Equipment List	183
Table 16-58: Milling 3 Equipment List	183
Table 16-59: Gravity 1 & Intensive Cyanidation Equipment List	184
Table 16-60: Gravity 2	184
Table 16-61: Gravity 3	184
Table 16-62: Trash Removal 1	184
Table 16-63: Trash Removal 2	184
Table 16-64: Trash Removal 3	185
Table 16-65: CIL 1	185
Table 16-66: CIL 2	186
Table 16-67: CIL 3	186
Table 16-68: Tailings Dewatering	187
Table 16-69: Detoxification	187
Table 16-70: Return Water	187
Table 16-71: Acid Wash	187
Table 16-72: Elution	188
Table 16-73: Electrowinning	188
Table 16-74: Regeneration	189
Table 16-75: Goldroom	189
Table 16-76: Cyanide & Caustic	189
Table 16-77: Lime	190
Table 16-78: Flocculant	190
Table 16-79: Cyanide Detox Reagents	190
Table 16-80: High Pressure Air Services	191
Table 16-81: Low Pressure Air Services	191
Table 16-82: Process Water	191
Table 16-83: Raw Water	191
Table 16-84: Water Treatment Plant	192
Table 16-85: Gland Water and Safety Showers	192
Table 16-86: Power Requirements	195
Table 16-87: Power Distribution	196
Table 16-88: Overall Process Costs LOM	199
Table 16-89: Individual Ore Operating Costs	200
Table 16-90: Plant Manning Requirements, Monthly Costs and LOM Costs inUS$/t	201
Table 16-91: LOM Consumables and Reagents Costs	202
Table 16-92: Power Draw Summary	204

Table 16-93: LOM Power Cost	205
Table 16-94: LOM G & A Costs	206
Table 16-95: Twangiza Capital Cost Estimate Summary	210
Table 16-96: Assumptions used in the Financial Evaluation	212
Table 16-97: Summary of LOM Production, Capital and Operating Costs	213
Table 16-98: Summary of Financial Analysis	213
Table 16-99: LOM Project Cash flow	215
Table 16-100: Gold Price Sensitivity	216
Table 16-101: Capex Sensitivity	216
Table 16-102: Operating Costs Sensitivity	216
Table 16-103: Fuel Price Sensitivity	216
Table 16-104: Meteorological Data: Twangiza Project Site	221
Table 16-105a: TMF Sites Environmental Impact Base Data	227
Table 16-105b: Environmental Assessment Scoring Criteria	228
Table 16-106: Preliminary Environmental Assessment	229
Table 16-107: Disposal System Ranking System	235
Table 16-108: Estimated Strength Parameters	235
Table 16-109: TMF Options Basic Engineering Data	236
Table 16-111: TMF Impact on Open Pit	237
Table 16-112: TMF Options Engineering Rating	238
Table 16-113: Unit Rates	238
Table 16-114: Estimated TMF Option costs for retaining 66Mt	239
Table 16-115: Total Option Costs (66Mt) and Ranking	240
Table 16-116: Price Range	240
Table 16-117: Overall Option Score & Ranking	241
Table 17-1: Mineral Resources at a cut off grade of 0.5 g/t Au	244
Table 17-2: Economic Model and Financial Analysis	245
Table 17-3: Summary of Financial Analysis	246
Table 17-4: Sensitivity Scenario 1 Gold Price	247
Table 17-5: Sensitivity Scenario 1 Capex	247
Table 17-6: Sensitivity Scenario 1 Operating Costs	247
Table 17-7: Sensitivity Scenario 1 Fuel Price	247
Table 17-8: Sensitivity Scenario 2 Gold Price	247
Table 17-9: Sensitivity Scenario 2 Capex	248
Table 17;10: Sensitivity Scenario 2 Operating Costs	248
Table 17-11: Sensitivity Scenario 2 Fuel Price	248
Table 17-12: Sensitivity Scenario 3 Gold Price	248
Table 17-13: Sensitivity Scenario 3 Capex	248
Table 17-14: Sensitivity Scenario 3 Operating Costs	248
Table 17-15: Sensitivity Scenario 3 Fuel Price	249

LIST OF FIGURES

Figure 2-1: Africa Locality Plan	12
Figure 2-2: Location within the Democratic Republic of Congo	13
Figure 2-3: Exploitation Permit Location	14
Figure 2-4: Map of Twangiza Property	15
Figure 6-1: Deposit Geology	20
Figure 9-1: Drill Hole Collars	27
Figure 11-1:Summary of returned assays per standard	32
Figure 11-2: XY Scatter Charts of Original Versus Coarse Duplicate Splits Submitted to SGS Mwanza (a) All Samples (b) Original Assays between 0.5 g/t and 20.0 g/t	35
Figure 11-3: Plot of Absolute Percentage Difference versus Percentile Rank of Duplicate Submissions to SGS Mwanza	36
Figure 11-4: Submission of Blank Material (Barren Granite) during submissions to SGS Mwanza	37
Figure 12-1: Comparison of ACME Vancouver vs MGL Kamituga Laboratories	39
Figure 15-12: Cross Section (along section lines) showing digitized interpretation of oxide contacts and lithology	63
Figure 15-13: Screen Shot Showing 3D Plan of the Porphyry Wireframe showing boreholes and potential pit surface	64
Figure 15-14: Screen Shot Showing 3D Cross Section of the Porphyry Wireframe showing boreholes and pre-feasibility design pit surface	65
Figure 15-15: Screen Shot displaying 3D Leapfrog interpretation of the Twangiza Orebody	66
Figure 15-16: Typical Plan of the Mineralised Wireframes showing boreholes, geology and fault intersections	67
Figure 15-17: Histogram of Sample lengths in Twangiza database	71
Figure 15-18: Comparative Histograms per oxidation domain	72
Figure 15-19: Example plot of cumulative mean and CoV for diamond drill composites in the Zone 2 Transition domain showing the significant increase in CoV beyond 20g/t assay value	74
Figure 15-20: Semi Variograms	75
Figure 15-21: Typical section through the Twangiza Main Deposit displaying classification	79
Figure 16-1: IBSA Chart	91
Figure 16-2: Graph showing range of RMR and MrMr values for different weathering zones	94
Figure 16-3: Graph showing variation of RMR and MRMR with different pit sectors	95
Figure 16-4: Fracture Infill Type and Quality, by Weathering Zone	99
Figure 16-5: Fracture Small-Scale Roughness, by Weathering Zone	100
Figure 16-6: Fracture infill/aperture thickness, by Weathering Zone	101
Figure 16-7: Example Stereonets from Twangiza Main and north Zones, showing wide scatter of poles for filled joints	103
Figure 16-8: Whittle Optimization Results for Twangiza	117
Figure 16-9: Outline of Whittle Pit Shell	119
Figure 16-10: 3-D Plan View of Selected Whittle Shells	120
Figure 16-11: North Final	122
Figure 16-12: Main Intermediate	123
Figure 16-13: Main Final	124
Figure 16-14: Section through North Final Pit	125
Figure 16-15: Practical Pit 3D	126

Figure 16-16: Practical Pit 3D showing dump positions	129
Figure 16-17: Twangiza Process Plant Block Flow Diagram	163
Figure 16-18: Map of Route Alternatives – Bukavu to Twangiza	193
Figure 16-19: NPV Sensitivity at 5% discount rate	217
Figure 16-20: IRR Sensitivity at 5% discount rate	217
Figure 16-21: Seismic Event Map	219
Figure 16-22: Seismic Map of Africa	220
Figure 16-23: Potential Low Permeability Earthfill evident in Road Cuttings	223
Figure 16-24: Feldspar Porphyry: Oxidation to approx 50 m depth	224
Figure 16-25: Location of Twangiza TMF Sites	226
Figure 16-26: Stability Results for TMF 1	236

LIST OF APPENDICES

I	Alluvial Gold Potential of the Mwana River: Preliminary Evaluation
II	Geological Mapping Report of the Twangiza Deposit
III	Significant Diamond Drill Hole Intersections
IV	Precision Control Charts of Reference Material
V	Cumulative Frequency, Log Histogram and Log Probability Graphs.
VI	Semi-Variogram Model Plots
VII	Geological Model Sections and Flitch Plans
VIII	Cross-Sections through Twangiza Deposits, with downhole geotechnical information
IX	MRMR Reports from Borehole Core Logging
X	RocLab Calculations for Rock Mass Shear Strength Estimates
XI	Stereoplots of Planar, Toppling and Wedge Failure Analysis
XII	USGS Report on 3rd February 2008 Earthquake, Lake Kivu
XIII	SLIDE Slope Stability Analysis Results
XIV	Process Diagrams

LIST OF ANNEXURES

A	Amec Pre Feasibility Tailings Dam Selection
B	Executive Summary of Knight Piésold Hydro Scoping EIA
C	Executive Summary of Knight Piésold Vancouver report
D	Executive Summary of SRK Environmental & Social Vol1 (Environmental)
E	Executive Summary of SRK Environmental & Social Vol2 (Social)

Full copies of above reports are available on request

LIST OF ACRONYMS

“Hg	inches of mercury

ANFO	ammonium nitrate and fuel oil
Au	Gold

CAPEX	capital expenditure
CIL	carbon-in-leach
Cil or C.I.L.	carbon-in-leach leaching
CIP	Carbon-in-pulp
CMS	Carbonaceous Mudstone

DEM	Digital Elevation Model
DGPS	Differential Global Positioning System
DO	dissolved oxygen
DTM	Digital Terrain Model

EPCM	engineering, procurement, project and construction management
EW	Electrowinning
EW	East West

FP	Feldspar Porphyry

g	gravity constant
g	gram
g/mL	grams per millilitre
GA	general arrangement (drawing)
GPS	global positioning system
GRG	gravity-recoverable gold

h	hour
ha	hectare
HDPE	high density polyethylene
hrs	hours
HEP	Hydro Electric Plant

ILR	Inline Leach Reactor
InSAR	Interfereometric Synthetic Aperture Radar
ISO	International Standards Organization

J	joule

kg	kilogram
km	kilometre
kPa	kilopascal
kVA	kilovolt-amperes
kW	kilowatt
kWh	kilowatt-hour

L	litre
LHD	load-haul-dump unit
LIDAR	Light Detection and Ranging

m	metre
M	millions
m2	square metre
m3	cubic metre
m3/h	cubic metres/hour
max	maximum
MCC	Motor Control Centre
min	minimum
min	minutes
Mtpy	millions of tonnes per year
MW	megawatt
MWh	megawatt-hours

No.	number
NPV	net present value
NW	North West

ø	diameter
OPEX	operating expense
oz	ounce (Troy)

P&ID	piping and instrumentation drawing
Pa	pascal
pH	hydrogen ion exponent
PSD	particle-size distribution
PVC	polyvinyl chloride

QA	quality assurance
QC	Quality control

ROM	run of mine (ore)
RTK	Real Time Kinematic

s	second
SAG	semi-autogenous grinding
sg or SG	specific gravity (density)
SRTM	Shuttle Radar Topography Mission

t	tonne (metric)
t/h	tonnes per hour
t/yr	tonnes per year
tpa	tonnes per annum
tpd	tonnes per day

US¢	United States cents
USD	United States Dollars

V	volt

yr	year

SUMMARY

The 1,156 square kilometre Twangiza Property is located in the South Kivu Province of the Democratic Republic of the Congo (DRC), 35 kilometres west of the Burundi border and 45 kilometres to the south south west of Bukavu (Figures 2-1 and 2-2). The Twangiza Property consists of six exploitation permits, which are wholly-owned by Banro Corporation (Banro) indirectly through a Congolese subsidiary, Twangiza Mining sarl (Figures 2-3 and 2-4).

The Twangiza deposit is located at the hinge of the Twangiza anticline, which is underlain by mudstone, siltstones and greywackes that have been intruded along bedding planes by porphyry sills. Auriferous sulphides (pyrite and arsenopyrite) occur as dissemination and vein gangue in both the sediments and the feldspar porphyry sills. Sulphide content is greatest at the axial plane of the fold as brittle deformation is greatest due to extension forces from the folding.

This technical report summarizes the results of geological modelling and resource estimation of the Twangiza Main and the Twangiza North deposits, the evaluation of the Mwana River “Valley Fill” and the recently completed pre-feasibility study of the Twangiza Property.

The resource estimates come at the end of the fourth phase of resource drilling and sampling of the Twangiza Main and Twangiza North deposits which was completed in May 2008, and the Mwana River “Valley Fill” sampling completed in December 2006. Information regarding the evaluation of the Mwana River “Valley Fill” is set out in the September 2007 Technical Report and also in Appendix I. A copy of the September 2007 Technical Report can be obtained from SEDAR at www.sedar.com

The current exploration commenced in October 2005, and by May 2008, a total of 216 diamond drill holes had been completed by Banro. The programme included the extensive re-sampling of old exploration adits and resource delineation drilling on the 3.5 km north trending mining target comprising Twangiza Main and Twangiza North. Gold mineralization is hosted in sediments (mudstones and siltstones) which have been intruded by a series of feldspar porphyry sills along the hinge of a major anticlinal structure. Definition drilling continues with six diamond rigs on the property.

SRK Consulting (UK) Ltd. (“SRK (UK)”) has prepared an independent estimate of the Mineral Resource at Twangiza, which is set out in Table I below.

SRK UK undertook a site visit during April 2008 and has completed a Mineral Resource estimate based on drilling data available as at May 14, 2008. It should be noted that CME data was not provided during the data handover and has therefore not influenced this estimate. The review, analysis, interpretation and estimation has been led by Martin Pittuck, C.Eng, who is an employee of SRK and is the “qualified person” (as defined by National Instrument 43-101) for the purpose of this estimate. SRK’s Mineral Resource estimate uses the definitions and guidelines given in the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves and is reported in accordance with National Instrument 43-101 requirements.

The effective date of the estimate is June 23, 2008 and is based on a cut-off grade of 0.5 g/t gold. The Mineral Resource is considered to have reasonable prospects for economic extraction by open pit mining and has been restricted to an optimum pit shell which uses a US$910 /oz gold price and technical and economic factors resulting from the pre-feasibility study.

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Table 1 : Twangiza Mineral Resource Estimates @ 0.5 g/t Au cut-off (effective date: June 23, 2008)

Mineral Resource Category	Tonnes (Million)	Grade (g/t Au)	Gold Ounces (Million)
Measured	16.7	2.59	1.39
Indicated	42.5	1.72	2.35
Measured & Indicated	59.2	1.96	3.74
Inferred	10.0	1.80	0.60

The Mineral Resources are found within three deposits: Twangiza Main, which contains 87% of the total Mineral Resources; Twangiza North, which contains 11% of the total Mineral Resources; and the transported Twangiza “Valley Fill” deposit, which contains 2% of the total Mineral Resources.

The Valley Fill Mineral Resource is currently based on Banro’s estimate which has been reviewed by SRK (UK) and which has been classified as an Inferred Mineral Resource; therefore more drilling / sampling will be required before it can be included in the mine plan.

This Mineral Resource estimate differs from Banro’s January 2008 estimate owing to some changes in approach. Principally, SRK (UK) has restricted the Mineral Resource to a Whittle pit shell below which the mineralization model is not considered to have reasonable prospects of economic extraction. This approach is now considered best practice and is in line with the methods used by major mining houses in their public reporting. Secondly, the cut-off grade now used is 0.5 g/t gold compared to 1.0 g/t gold previously used by Banro. This reflects economic and technical factors used in the current pre-feasibility study; however, the effect of using a lower cut-off grade has been partly offset by SRK (UK)’s slightly tighter wireframing and grade estimation parameters.

SRK (UK) has placed an increased emphasis on the creation of a robust geological model during the current Mineral Resource Estimate owing to variable gold recoveries in different lithological ore types. Further, the introduction of a hard / soft contact within the transitional material and a detailed review of the now substantial amount of density data has resulted in slightly lower densities being used in the weathered material compared to previous estimates.

The lower cut-off grade has resulted in a 10% increase in Measured and Indicated tonnage at a 13% reduced grade for a 3.5% reduction in gold content. The pit restriction has resulted in a significant reduction in Inferred Mineral Resource given that deeper areas of fresh mineralisation are now considered unlikely to be mined economically assuming a US$910 gold price.

A pre-feasibility study of the Twangiza Project was completed in July 2008 and the results are summarised in this report. Based on the above Mineral Resource estimates, SRK Consulting (South Africa) (Pty)Ltd, (“SRK(SA)”) estimates the following Mineral Reserves for the Twangiza pre-feasibility study: Refer Table 2 below.

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Table 2: Summary of Twangiza Mineral Reserves

		Tonnes	Grade	Ounces
Reserve Category	Deposit	(Millions)	(g/t Au)	(Million)
Proven;	Twangiza Main	12.55	2.60	1.273
	Twangiza North	0.07	1.19	0.003
Total: Proven		15.29	2.60	1.276
Probable;	Twangiza Main	27.47	1.81	1.594
	Twangiza North	6.13	2.23	0.440
Total: Probable		33.60	1.88	2.034
Total: proven and probable	Twangiza Project	48.89	2.11	3.310

There remains potential to increase the Mineral Resource contained in the Pre-Feasibility Study pit, resulting from the ongoing deposit definition drilling. It is noted that some 30 infill drillholes have been completed since data was provided to SRK (UK). The affect of adding these and reintroducing the 20 CME drillholes completed during 1997/1998 could potentially influence the optimum pitshell and increase the current Mineral Resource and Reserve. SRK(UK) would also recommend work on a number of drilling intersections in flanking structures which remain open along strike; these may add incremental oxide and transitional Mineral Resources if further drilling supports their extensions. SRK(UK) would recommend the completion of this programme to target the current Inferred Resources before commencing the Feasibility Study Resource Estimate.

Table 3:           An economic model and financial analysis for the purposes of the Twangiza pre-feasibility study was undertaken based on the following assumptions:

Parameter	Units	Assumption
Gold Price	US$/oz	850
Discount Rate	%	5%
Life of Mine after pre-production	Years	12
Oxides LoM Tonnage	t	16,729,023
Oxides LoM Grade	g/t Au	2.35
Oxides Recovery	%	89.8%
Transition-FP LoM Tonnage	t	6,631,919
Transition- FP LoM Grade	g/t Au	1.75
Transition- FP LoM Recovery	%	87%
Transition-CMS LoM Tonnage	t	8,940,654
Transition- CMS LoM Grade	g/t Au	2.55
Transition- CMS LoM Recovery	%	38%
Fresh- FP LoM Tonnage	t	6,456,282
Fresh -FP LoM Grade	g/t Au	1.51
Fresh-FP LoM Recovery	%	82.2%
Fresh- CMS LoM Tonnage	t	10,136,482
Fresh -CMS LoM Grade	g/t Au	1.74
Fresh-CMS LoM Recovery	%	54%
Royalty	%	n/a
Tax Rate	%	5 % on imports

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Parameter	Units			Assumption
Initial Capital Costs	US$	000		541,202
Sustaining Capital	US$	000		39,380
Fixed Equipment Capital resale			%	5%
Hydro Equipment Capital resale			%	30%

Table 4:                                 The results of the Twangiza pre-feasiblity study are summarized below:

HEP OPTION	Units	PFS
Gold Annual Production- First 3 years	oz	345,125
Gold Annual Production- First 7 years	oz	236,144
Gold Annual Production- LoM	oz	195,772
Cash Operating Costs - First 3 years	US$/oz	212
Cash Operating Costs - First 7 years	US$/oz	351
Cash Operating Costs - LoM	US$/oz	345
Post Tax NPV	US$ million	352
IRR	%	20.5%
Discounted Payback Period	years	2.78
Project net cash flow after tax and capex	US$ million	583

The results of the pre-feasibility study of the Twangiza Project are encouraging and warrant the progression of the Twangiza Project to the bankable feasibility study stage.

It is recommended that the exploration programme at Twangiza for the rest of 2008 should focus on the following:

Recommendations – Exploration

•                  Continue with regional exploration to define known mineralization as well as identify new targets. Continued exploration along the flanks and on the eastern limb of the Twangiza anticline may provide additional Mineral Resources where gaps currently exist inside US$ 910 /oz pit limits and where extensions to sparse intersections flanking the deposit remain untested.

•                  Diamond drilling to test soil geochemical anomalies in order to generate additional Indicated and Inferred Mineral Resources.

•                  Infill diamond drilling in the area below the adit data to a depth of  50 – 70 m below the surface where currently large portions of Indicated material rely on relatively wide spaced data. It is noted that these areas are difficult to access due to previous artisanal mining activity. Such infill drilling should strive to convert more Indicated Mineral Resource to the Measured Mineral Resource category to improve confidence in the early mine schedule affecting the project pay back period.

•                  Close spaced drilling clusters or crosses in three or four parts of the deposit to confirm short scale continuity of the mineralisation and to allow a conditional simulation to be completed if necessary.

•                  The Valley Fill Mineral Resources are currently classified as Inferred Mineral Resources, therefore more drilling / sampling will be required before it can be included in the mine plan.

•                  Geotechnical drilling to better assess pit slope stabilities for the proposed open pits.

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•                  Complete sterilization investigation at preferred tailings site location and undertake complete geotechnical assessment.

•                  Complete geotechnical site investigation on preferred process plant location and other infrastructure sites (i.e. hydro electric facility, access roads, haul roads, waste dumps, and accommodation village).

Recommendations – Other

•                  Refine the geological model and update the resource model, and subsequently convert the mineral resources to mineral reserves on completion of optimized pit designs.

•                  Compilation of the geological and sampling database into a secure database system and move away from storage of files in Microsoft Excel.

•                  Update historical drill logs and complete basic recoding of historical logs where possible using the current protocols. The aim of this programme would be to ensure all data captured from diamond core drilling is in one format.  Attention should be paid to the critical factors for the Mineral Resource model including rock types, oxidation codes, weathering and hardness. The updated data should be integrated into the database so all data is accessible from one location where possible.

•                  Inclusion of the 20 CME boreholes (drilled 1997 /1998) not used in the current estimates.

•                  Onsite review of the geological wireframes by site geologists. The rock type field is extremely important at Twangiza in the estimating the recoverable resources, due to the variable recoveries within the transitional and fresh rock for porphyry and carbonaceous metasediments.

•                  Extension of the geological wireframes and interpretations beyond the current pit design. The current porphyry wireframes lie mainly within the current pit limits. A syncline to the east of the Twangiza Anticline has been noted from deposit scale mapping. Interpretations should be extended to confirm the location of the hinge zone for the syncline as it could impact on the pit slope design.

•                  Introduction of dates into the capture of quality control which will aid reviews across multiple standards. Current investigations are live and problems should be addressed at the time, but will help aid in monthly / quarterly reviews.

•                  To date the focus of the sampling has been for resource estimation purposes based only on gold assays inside the mineralised zones. Other factors such as sulphur levels in the waste rocks will be important and should be modelled in the Feasibility Study.

•                  Completion of a feasibility study to provide increased confidence on the economic viability of the Twangiza Project.  For completion of the feasibility study, the following will need to be undertaken in addition to the infill drilling:

•                  Additional metallurgical testwork to further define the chemical and physical characteristics of the various ore material types in order to optimise plant recoveries and further define the processing plant flowsheet.

•                  Undertake a bankable feasibility study on the hydroelectric potential for the Twangiza Project.

•                  Further define access and transportation routes.

•                  Complete a bankable feasibility Environmental and Social Impact Assessment for the Twangiza Project.

•                  Further define capital and operating costs and reduce contingency costs.

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1.              INTRODUCTION

1.1                     Background, Scope of Work and Terms of Reference

The 1,156 square kilometre Twangiza Property is located in the South Kivu Province of the Democratic Republic of the Congo (DRC), 35 kilometres west of the Burundi border and 45 kilometres to the south south west of Bukavu (Figures 2-1 and 2-2). The Twangiza Property consists of six exploitation permits, which are wholly-owned by Banro Corporation indirectly through a Congolese subsidiary, Twangiza Mining sarl (Figures 2-3 and 2-4).

The Twangiza Property is located in the northern half of the Great Lakes sub-province of High Africa, one of the world’s principal Precambrian orogenic-metallogenic provinces. Minière des Grande Lacs (MGL) began exploration for in-situ resources in 1957. Work followed the occurrence of alluvial gold deposits upstream from the Mwana River to the present day Twangiza deposits (Figure 8-1). MGL tested the Twangiza Property through 8,323.1 metres of trenching and 13,207 metres of adits on seven levels, collecting a total of 17,804 samples. In 1996, Banro Resource Corporation (now Banro Corporation) (hereafter Banro) acquired control of the Twangiza Property and, in the following year, undertook an exploration program of geological mapping, surveying, data verification, airborne geophysical surveying, diamond drilling and resource modelling that was completed in 1998. Work included 10,490 line kilometres of airborne geophysics, 2,161 surface samples, 1,613 adit samples from 16 adits, 8,577 drill core samples from 9,122 metres of diamond drilling and 162 density tests.

Shortly after the completion of the 1997-1998 Exploration Program, President Laurent D. Kabila issued presidential decrees which caused the expropriation of the Twangiza Property from Banro. Banro initiated arbitration proceedings against the Government of the DRC seeking compensation for the expropriation of Banro’s assets. On April 19, 2002, the Government of the DRC signed a settlement agreement with Banro. The agreement called for, among other things, Banro to hold a 100% interest in the Twangiza Property under a revived mining convention that is renewable in 2027 for another 25 years.

No exploration work was carried out on the Twangiza Property between 1998 and October 2005, but artisanal mining occurred on the main deposit depleting over 3 million tonnes of ore from the area of the southern part of the deposit.

In mid-September 2005, the Congolese authorities gained control of the Twangiza area. Banro mobilized and commenced a simultaneous program of field camp construction and exploration in October 2005. The objectives of this exploration programme were:

•                  Elevating the Inferred Resources to the higher confidence category;

•                  Testing the extensions of the known Twangiza mineralization; and

•                  Locating and assessing new mineralized zones.

The exploration programme included gridding, soil geochemical sampling, mapping of artisanal workings and trenching. In February 2006 a helicopter supported diamond drilling program involving 2 portable CS1000 rigs was initiated. In July 2006 two additional rigs were mobilized to expedite the phase I and II drilling programs.

Mineral resource estimation was undertaken in September 2006 following the successful completion of 33 diamond drill holes (Phase I). The mineral resource estimates from this preliminary work, which are set out in Table 1-1 below, gave a clear scope and direction to the project.

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Table 1-1: September 2006 Mineral Resource Estimates for Twangiza (using a 1.0 g/t Au cut-off)

Category	Tonnage (Mt)	Grade (g/t Au)	Metal (Mg Au)	Au (Moz)
Measured	4.80	3.50	16.80	0.54
Indicated	16.79	2.75	46.16	1.48
Measured and Indicated	21.60	2.92	62.96	2.02
Inferred	62.34	1.93	120.62	3.88

At the end of the 2006 field season, an additional 38 drill holes (Phase II) were also completed at Twangiza and a resource update was initiated and completed in January 2007. Table 1-2 summarizes the results of the mineral resource estimates for the Twangiza Property undertaken in January 2007.

Table 1-2: January 2007 Mineral Resource Estimates for Twangiza (using a 1.0 g/t Au cut-off)

Category	Tonnage (Mt)	Grade (g/t Au)	Metal (Mg Au)	Au (Moz)
Measured	9.93	2.99	29.68	0.96
Indicated	29.30	2.18	63.88	2.05
Measured and Indicated	39.23	2.39	93.56	3.01
Inferred	42.12	1.85	77.79	2.50

In December 2006 an extensive program of “Valley Fill” evaluation was initiated at the Mwana River Valley, and by the end of the December 2006 field season, 44 “Valley Fill” samples had been collected from the Mwana River valley. Resource Evaluation was initiated and completed in January 2007 for the Mwana River “Valley Fill”. A separate report on the evaluation methodology and estimates of the Mwana River “Valley Fill” is attached as Appendix I. The Inferred Mineral Resource reported from the “Valley Fill” material at a 1.0 g/t Au cut-off is 0.132 million ounces of gold (0.985 million tonnes grading 4.16 g/t Au).

The measured and indicated resource update released in June 2007 gave the following estimates: 45.97 Mt at a mean grade of 2.13 g/t Au containing 3,146,200 ounces of gold.

Banro announced a further resource update in January 2008 following the completion of some infill drilling on the Twangiza Main and North deposits as follows :

•                  Measured Resource of 1.315 million ounces based on 14.510 million tonnes, grading at 2.82 g/t Au, using a cut-off grade of 1.0 g/t Au.

•                  Indicated Resource of 2.558 million ounces based on 39.119 million tonnes, grading at 2.03 g/t Au, using a cut-off grade of 1.0 g/t Au.

•                  Inferred Resource of 2.705 million ounces of gold, based on 46.188 million tonnes, grading 1.82 g/t Au, using a cut-off grade of 1.0 g/t Au.

In July 2008, SRK (UK) completed a resource update at Twangiza using two hundred and sixteen core holes totaling 48,087 metres completed as part of the recent drilling and the historical adit and trench data. Drilling is still continuing.

Tables 1-3 and 1-4 below summarize the current mineral resource estimates for Twangiza using a 0.5 g/t Au cut-off (with an effective date of June 23, 2008).

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Table 1-3: Twangiza Deposit Mineral Resource Estimates @ 0.5 g/t Au cut-off

Mineral Resource Category	Tonnes (Million)	Grade (g/t Au)	Ounces (Million)
Measured	16.7	2.59	1.39
Indicated	42.5	1.72	2.35
Measured & Indicated	59.2	1.96	3.74
Inferred	10	1.80	0.6

Table 1-4: Twangiza Deposit Mineral Resource Estimates by Material Type @ 0.5 g/t Au cut-off

	Measured			Indicated			Inferred
Mineral Resource Category	Tonnes (Million)	Grade (g/t Au)	Ounces (Million)	Tonnes (Million)	Grade (g/t Au)	Ounces (Million)	Tonnes (Million)	Grade (g/t Au)	Ounces (Million)
Oxide	11.3	2.76	1.01	5.2	2.00	0.33	2.1	1.29	0.09
Transitional	5.3	2.25	0.38	16.3	1.94	1.02	2.8	1.75	0.16
Sulphide	0.1	1.15	0.00	21.0	1.47	1.00	4.1	1.53	0.20
Total	16.6		1.39	42.5		2.35	9.0		0.45
* Valley Fill							0.99	4.16	0.132

Tonnage rounded to the nearest ’000 and ounces rounded to the nearest ’00.

* Resources quoted at 1.0 g/t

All fieldwork undertaken since Banro’s 1997-1998 Exploration Programme has been determined to be compliant with National Instrument 43-101 (hereafter NI 43-101).

On the basis of its findings to date, Banro decided to go beyond the completed preliminary economic assessment (“scoping study”) and undertake a pre-feasibility study (“PFS”) of the gold deposits found at Twangiza.

In April 2007, SENET was appointed by Banro the principal engineering company to compile the preliminary assessment report in accordance with NI 43-101.  As a result, SENET undertook a technical visit to the DRC from 4 May 2007 to 8 May 2007.  The objectives of the visit were to inspect the site of the Twangiza deposits as well as the surrounding infrastructure and to assess the available information and data pertaining to Twangiza.  After completion of this preliminary assessment in July 2007, SENET was appointed by Banro to proceed to the level of pre-feasibility study and to report this in accordance with NI 43-101. SENET undertook a further technical visit from 06 June 2008 to 10 June 2008 with the objective of assessing the site layout, access routes and required access infrastructure upgrades required.

Part of SENET’s responsibilities was the oversight of the metallurgical testwork, preliminary process plant design, infrastructural needs and the overall capital and operating costs for the project.  In addition, SENET has liaised with Banro, SRK Consulting (UK) Limited (Cardiff office in the United Kingdom), SRK Consulting (SA) (Johannesburg office in South Africa) Knight Piesold Ltd. (Vancouver office in Canada) SGS Lakefield (Johannesburg office in South Africa) and F.H. Bertling Logistics (PTY) Ltd (Johannesburg South Africa) for the inclusion of mineral resource estimates, the mining study, power plant information, metallurgical testwork and Transport Logistics, respectively.

8

In order to verify and refine the findings of the completed preliminary assessment report, the engineering performed in preparing this pre-feasibility study was used to further define the mineral resources, determine ore reserves, mining plans and costs, transport and infrastructure costs, beneficiation plant capital and operational costs, marketing and sales, financing arrangements and cover the environmental and social impact assessments required.

This technical report summarizes the results obtained from the July 2008 re-modelling and grade estimation of the Twangiza mineralization, as well as the recently completed pre-feasibility study of the Twangiza Project.

The “qualified persons” (within the meaning of NI 43-101) for the purposes of this report are Neil Senior of SENET, HG Waldeck of SRK (SA) and Martin Pittuck of SRK (UK).  Mr. Senior is reviewer of the report based on visits to the project site by SENET personnel during 2007 to review the infrastructure and access to the site, together with local and regional facilities. Mr. Anthony Evans, Mr. John Naismith and Mr. Sven Bambus all in the employment of SENET have been to Twangiza. Mr Waldeck has visited Twangiza where he reviewed site conditions for the purposes of doing the mine planning with specific focus on access to site, topography and potential waste dump site locations. Mr. Pittuck has visited Twangiza where he was involved in inspection of the drilling and sampling, review of storage and sample preparation, inspection of core, outcrop and geological interpretations.

1.2                     Reliance on Other Experts

Not applicable.

1.3                     Cautionary Notes

This report contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments in respect of which it is believed, expected or anticipate will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of production, revenue, cash flow and costs, estimated project economics, mineral resource and mineral reserve estimates, potential mineralization, potential mineral resources and mineral reserves, projected timing of possible production and exploration and development plans and objectives) are forward-looking statements.  These forward-looking statements reflect current expectations or beliefs based on information currently available.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of Banro to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on Banro.

Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the pre-feasibility study of the Twangiza project; failure to establish estimated mineral resources or mineral reserves; fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); changes in equity markets; political developments in the DRC; lack of infrastructure or permits and approvals; unavailability of plant, equipment or labour; inability to retain key management and personnel; changes to regulations or policies affecting Banro’s activities; uncertainties relating to the availability and costs of financing needed in the future; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading “Risk

9

Factors” and elsewhere in Banro’s annual information form dated March 28, 2008 filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise, is disclaimed.  Although it is believed that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

The mineral resource and mineral reserve figures referred to in this report are estimates and no assurances can be given that the indicated levels of gold will be produced.  Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.  Valid estimates made at a given time may significantly change when new information becomes available.  While it is believed that the resource and reserve estimates included in this report are well established, by their nature resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable.  If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on Banro.

Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration.  Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability worthy of public disclosure, except in certain limited circumstances set out in National Instrument 43-101.  Inferred mineral resources are excluded from estimates forming the basis of a feasibility study.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The pre-feasibility study of the Twangiza project summarized in this report is preliminary in nature.  There is no certainty that the conclusions reached in the pre-feasibility study will be realized.  Actual results may differ significantly.

The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Certain terms are used in this report, such as “Measured”, “Indicated”, and “Inferred” “Resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. investors are urged to consider closely the disclosure in the Company’s Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

2.              PROPERTY DESCRIPTION AND LOCATION

The 1,156 square kilometre Twangiza Property is made up of six exploitation permits and is located in the South Kivu Province of the Democratic Republic of the Congo (“DRC”), 35 kilometres west of the Burundi border and 45 kilometres to the south of Bukavu (Figures 2-1, 2-2, 2-3 & 2-4).

In January 1996, Banro Resource Corporation’s (now Banro Corporation, “Banro”) wholly owned subsidiary, African Mineral Resources Inc. (“AMRI”), in conjunction with its jointventure partner Mines D’Or du Zaire (“MDDZ”), completed the purchase of the outstanding privately held shares of La Societé Minière et Industrielle du Kivu SARL (“SOMINKI”). The joint venture partners controlled 72% (AMRI - 36%, MDDZ - 36%) of

10

SOMINKI, with the remaining 28% held by the Government of Zaire (DRC). Banro subsequently acquired MDDZ’s 36% interest in SOMINKI in December 1996. SOMINKI, a privately owned company, was formed in 1976 as a result of the amalgamation of nine companies including Compagnie Minière Zairoses Des Grand Lacs (“MGL”), and held 10 mining permits covering an area of 238 square kilometres and 47 mining concessions covering 10,034 square kilometres.

In early 1997, Banro, SOMINKI and the government of the DRC ratified a new 30 year mining convention that provided for SOMINKI to transfer its gold assets to a newly created company. Societé Aurifère du Kivu et du Maniema, SARL (“SAKIMA”) was incorporated to acquire the assets of SOMINKI as stipulated in the new mining convention. In addition to this asset transfer, the new mining convention included a ten year tax moratorium from the start of commercial production, the ability to export all gold production, the ability to operate in US currency, the elimination of import duties and title confirmation for all of the concessions.

The new mining convention provided for Banro to control 93% of SAKIMA with the remaining 7% held by the Government of the DRC as a net carried interest.

In July 1998, President Laurent D. Kabila issued presidential decrees which, amongst other things, effectively expropriated SAKIMA’s gold assets (Banro, 1998a). As a result of these actions, Banro initiated arbitration proceedings against the Government of the DRC seeking compensation for the expropriation of the Banro’s gold assets (Banro, 1998b).

In April 2002, the Government of the DRC formally signed a settlement agreement with Banro. The agreement called for, among other things, Banro to hold a 100% interest in the Twangiza Property under a revived mining convention which expires in March 2027 (subject to extension under the new Mining Code).

11

Figure 2-1:  Africa Locality Plan

N
MEDITERRANEAN SEA
RED SEA
TROPIC OF CANCER
MOROCCO
ALGERIA
TUNISIA
LIBYA
EGYPT
MAURITANIA
MALI
NIGER
CHAD
SUDAN
ERITREA
DJIBOUTI
SENEGAL
GAMBIA
GUINEA BISSAU
GUINEA
SIERRA LEONE
LIBERIA
IVORY COAST
BURKINA FASO
GHANA
TOGO
BENIN
NIGERIA
CENTRAL AFRICAN REPUBLIC
ETHIOPIA
SOMALIA
CAMEROON
EQUATOR
EQUATORIAL GUINEA
GABON
CONGO
UGANDA
KENYA
Goma
Bukavu
Kalima
Twangiza
Kamituga
Kinshasha
Matadi
RWANDA
BURUNDI
TANZANIA
ATLANTIC OCEAN
LUGUSHWA
DEMOCRATIC REPUBLIC OF CONGO
ANGOLA
ZAMBIA
MALAWI
INDIAN OCEAN
MOZAMBIQUE
ZIMBABWE
TROPIC OF CAPRICORN
NAMIBIA
BOTSWANA
SWAZILAND
SOUTH AFRICA
LESOTHO

BANRO CORPORATION

AFRICA
LOCALITY PLAN

TWANGIZA PROJECT	JULY 2009

Figure 2-1

12

Figure 2-2:  Location within the Democartic Republic of Congo

CENTRAL AFRICAN REPUBLIC
SUDAN
CAMEROON
N
Bangui
Bondo
Gemena
Usala
Bumba
Congo River
Mungbere
Wamba
Tele
Bunia
Batuasende
Kisangani
Beni
Kasese
CONGO
GABON
Mbandaka
Lubero
UGANDA
Franceville
Goma
Kigali
Bukavu
Shabunda
Twangiza
Kindu
Kamituga
Lodja
Bandundu
Lugushwa
Bujumbura
Kalole
Namoya
Brazzaville
Kinshasa
Ibero
Lubefu
Kikwit
Lubao
TANZANIA
Ujiji
Matadi
Kananga
Kabinda
Kabalo
Kalemie
Quimbele
Tshikapa
Lucapa
Kamina
ANGOLA
ATLANTIC
OCEAN
Kolwezi
Likasi
Lubumbashi
ZAMBIA
15
20
25
30
5
0
-5
-10

BANRO CORPORATION

LOCATION WITHIN THE DEMOCRATIC REPUBLIC OF CONGO

BANRO PROJECTS	JULY 2008

Figure 2-2

13

Figure 2-3:  Exploitation Permit Location

N
28°00'E
28°30'E
Kingulube
Shabunda
PE 68
PE 40
PE 44
PE 41
PE 43
PE 42
TWANGIZA
PERMITS
3°00'S
PE 39
PE 36
Kamituga
Mwenga
PE 37
KAMITUGA
PERMITS
PE 2601
PE 238
PE 38
LUGUSHWA
PERMITS
Itula
Nzingu
3°30'S
Kalole
PE 18
NAMOYA
PERMIT
4°00'S
27°30'E
0
50
Kilometres

BANRO CORPORATION

EXPLORATION PERMIT LOCATIONS

BANRO PROJECTS	JULY 2008

Figure 2-3

14

Figure 2-4:  Map of Twangiza Property

N
650000
670000
690000
710000
9720000
9700000
9680000
9660000
Kakono
Luntukulu
PE 44
PE 40
Bugoy
M'Chitera
Gombo
Mufwa
Lukugurha
Kashegeshe
Lukungurhi
Mushege
Tshondo
Muhona
Mushege
Twangiza Deposit
PE 41
Kasika
PE 43
PE 42
Mwenga
0
10
Kilometres

LEGEND
Rivers
Main Roads and Towns
Property Boundary
Soil Grid Outline
PE 42 Concession Permit Number
Deposit Location and Name

BANRO CORPORATION

MAP OF THE TWANGIZA PROPERTY

TWANGIZA PROJECT	JULY 2008

Figure 2-4

15

3.              ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

3.1                     Physiography

The Twangiza Property is located on the western edge of the African Rift Valley. The area is mountainous with deeply incised valleys. Elevation ranges from 1500 metres to 2400 metres above sea level. Vegetation is typically alpine grassland, with groves of cypress and eucalyptus.

Due to its location within the western arm of the rift system the property is subject to Seismic Activity. 48 earthquakes were recorded within 100km of the Twangiza project site between 1977 and January 2008, with Richter magnitudes up to 5.4M.

3.2                     Current Accessibility

Bukavu, the capital city of South Kivu Province is some 45 kilometres north of theTwangiza Property. Bukavu has an international airport, Kavumu. There are commercial flights between Bukavu and Goma (North Kivu), Kindu (Maniema), Nairobi — Kenya, Mwanza – Tanzania. There are two commercial ferries on Lake Kivu between Goma - North Kivu and Bukavu that run daily.

Bukavu is a one hour drive from Bukavu airport using  road which is in poor ondition. The prefered means of access to Bukuva is via Kemembe Airport in Rwanda which is a one hour drive away including border crossing time.

The Twangiza Property can be accessed by travelling some 55km on the recently upgraded N2 road and then 30km on a smaller road to the camp; the latter will need to be upgraded in order to transport heavy goods to site. Access by road takes two or three hours depending on the season.

The journey time is 2 hours during the dry season and extends to 3 hours under wet conditions. The property is also serviced by a helicopter and the journey between Bukavu and Twangiza is some eighteen minutes.

Until October 2005 there were no Congolese authorities, Local Government Administrator, police and/or integrated national army in control of the Twangiza area. The above mentioned government authorities were installed in late September 2005 which resulted in increased security of the area. Banro mobilized field staff to Twangiza in mid- October 2005.

3.3                     Existing Infrastructure/Local Resources

The Twangiza Property is remotely located and no ready supply of exploration services or equipment is available. The local workforce consists primarily of subsistence farmers and artisanal miners. The country does have a long history of mining and a reasonably qualified workforce could be developed from other areas.

Until October 2005 there were no Congolese authorities, Local Government Administrator, police and/or integrated national army in control of the Twangiza area. The above mentioned government authorities were installed in late September 2005 which resulted in increased security in the area.

16

No exploration or mining infrastructure was located on the Twangiza Property until Banro mobilized field staff and established an exploration camp on the property in mid-October 2005.

3.4                     Climate

The climate can be classified as tropical to sub-tropical.

The climate is further characterized by a Wet Season, from September to April, and a dry season, from May and August. Due to the limited metrological data available for Twangiza, AMEC have reviewed data from adjacent metrological stations at Confomeka, Bukavu, Tshibinda and Kailo, and estimate the average annual rainfall as 1,796mm. A maximum of 242mm is expected to fall during December and a minimum of 35mm during July. A report by CEMIC (2005a) indicates that annual rainfall at Twangiza Mine varies between 1500 and 1750mm.  Rainfall occurs as soft lengthy rain in mid to late afternoons as well as short violent thunderstorms.

Temperatures vary from below 10ºC in the evenings to between 15ºC to 25ºC during the day. The hottest temperatures occur during April and May, and the lowest temperatures occur during January.

Additional Information regarding accessibility, climate, local resources, infrastructure and physiography is set out in the technical report of Michael B. Skead dated March 30. 2006 and entitled “NI 43-101 Technical Report Twangiza Project, South Kivu Province, Democratic Republic of the Congo”. A copy of the said report can be obtained from SEDAR at www.sedar.com.

4.              HISTORY

This section summarises only the work completed on the Twangiza Deposit and does not cover work completed on other deposits within the Twangiza license area.

History of past exploration activity on the Twangiza Property was originally summarised in the technical report of CME Consulting Ltd. dated April 30, 2003 and entitled “Review and Mineral Resource Update of the Twangiza Property, Kivu Province, Democratic Republic of the Congo” (the “2003 CME Report”). A copy of the said report can be obtained from SEDAR at www.sedar.com.

Initial work programs within the Twangiza Property consisted of alluvial mining for tin and gold as early as the 1930’s along prominent rivers and creeks. Gold mining activities occurred within the Twangiza, Bugoy-Kashwa and Mufwa Regions. Tin mining was undertaken in the Kashwa, Kilungutwe-Mutshege-Tshigui, Gombo-Kashangwa-Muduwe, Sasa-Mikuba and Kasika-Lugulu Regions by Mines des Grandes Lacs  (MGL).

MGL is the first recorded company to engage in exploration and alluvial mining in the Twangiza area. MGL began exploration for in-situ resources in 1957. Work followed the occurrence of alluvial gold deposits upstream from the Mwana River to the present day Twangiza deposit. MGL tested the Twangiza deposit through 8,200 metres of trenching and 12,100 metres of adits (20 metre by 20 metre grid) on seven levels (Levels 2100 to Level 2220). A total of 17,400 samples were collected at two metre intervals from both the trenches and adits and analyzed for gold by fire assay at MGL’s analytical laboratory in Kamituga.

In 1974 to 1976, Charter Consolidated Limited (“Charter”) undertook an evaluation program of the Twangiza Area in order to verify the results obtained by MGL and to look for possible extensions of the deposit. Soil sampling at 25 metre intervals along 100 metre spaced lines was conducted over a 4.6 square kilometre area. The southern limit of the 2.3 kilometre long grid was located 500 metres north of the Twangiza deposit. Anomalous soil samples were

17

followed up by 11 pits, six trenches and five adits. Work also included the resampling of three MGL adits (Levels 2100, 2130, and 2220) and metallurgical studies.

From 1982 to 1984, SOMINKI undertook a feasibility study which was completed by ABAY, a Belgian consulting company. Their study pertained to the exploitation and treatment of the ore by either the Merrill-Crowe method or the carbon-in-pulp method.

In 1988 the Northern Queensland Company assessed the deposit and generated some financial models, but was unable to proceed due to internal problems. Based on the findings of the studies conducted by both Charter and ABAY-SOMINKI, a report was prepared by Billiton in 1989 for SOMINKI and submitted to the Ministry of Planning for tax exoneration purposes.

In 1997, Banro consolidated the information base through a data compilation program, which included the MGL adit and trench assay plan maps. From August 15, 1997, to April 15, 1998, Banro undertook a field exploration program, which was managed by CME & Company (CME). Work included:

•                  topographical surveying (31.65 sq. kilometres),

•                  LANDSAT acquisition and interpretation,

•                  helicopter-supported magnetic airborne surveying (10,490 line-kilometres),

•                  geological mapping and rock sampling of the Twangiza Area (2,161 samples),

•                  geological mapping and channel sampling of 16 adits (1,613 samples),

•                  diamond drilling (20 holes, 9,122 metres, 8,577 samples),

•                  density testing, and

•                  petrographic studies.

Banro’s ongoing exploration work which includes a rigorous quality control programme has broadly confirmed lengths and gold grades reportedly intersected during historical exploration. Therefore, SRK considers the historical data to be valid for use in the Mineral Resource estimate.

5.              GEOLOGICAL SETTING

5.1                     Regional Geology

The Twangiza Property is located in the northern half of the Great Lakes sub-province of High Africa, one of the world’s principal Precambrian orogenic-metallogenic provinces. It consists of five spatial trends that were built during seven cycles. The oldest trend in the province is represented by the 2.2 Ga Transvaal sediments. The youngest trend is the Katangian geosyncline formed more than 500 Ma ago.

The Great Lakes sub-province extends 1,500 kilometres in a north-south direction from lake Victoria to Kolwezi; and 500 kilometres east-west between the Congo and Luala Rivers and the Great Lakes. The oldest rocks of the Kivu-Maniema Region are sediments belonging to the Ruzizian Series (Bontemps, 1983). These sediments were folded during the Ruzizian Orogeny (2.1 Ga) and intruded by granitic stocks localized in anticlinoria and gneissic and migmatitic contacts. A phase of erosion and sedimentation deposited shale, conglomerate, quartzite and sandstone belonging to the Burundian Series which was deformed during the Kibarian/Burundian Orogeny (1.3 Ga). Calc-alkaline granites were again intruded in anticlinoria.

The Kivu-Maniema Region is predominately underlain by Precambrian schists intruded by granites. Metabasites interbedded with schists and dolerite occur along the periphery of the batholiths and stocks. Most of the tin, tungsten and columbite-tantalite deposits of the region

18

are related to post-tectonic granitic batholiths and stocks, while the gold deposits occur in the synclinoria between the granites. One of the tin mineralisation belts is located to the western side of the province. The belt extends from Tshamaka through Punia- Kalima-Moga and south to Kampene. An eastern tin belt follows the contact of the Kasese batholith in the Lulingu and Ona Districts.

A west-northwest trending gold belt that connects Kima with Shabunda occurs between the tin belts. The gold belt separates into two branches with the eastern branch passing through the Lugushwa and Kamituga Districts and the western branch bifurcating southeast of the batholith into the Namoya District. Just west of the Great Lakes is a very long and narrow gold belt, which trends east-west in its northern portion, in the Kilo-Moto Area, near the Congo/Sudan border and then south along the Great Lakes to Katanga. The Twangiza deposit is located within this belt.

5.2                     Property Geology

The Mufwa-Bugoy-Twangiza Area is divided geologically into three parts, the Kaziba Area, the Twangiza-Bugoy Area and the Birala-Tshondo-Mufwa Area. The Kaziba Area is characterized by a sequence of sedimentary rocks deformed to a composite syncline trending northwest-southeast. The stratigraphic section is composed, from bottom to top of a base conglomerate then black shale passing up into an interlayered sequence of shale, quartzite and conglomerate.

The Twangiza-Bugoy Area is underlain by a sedimentary sequence of shale, mudstone, siltstone, minor greywacke and arkose, and intraformational conglomerate. The succession is bounded by conglomerate formations on the east and west sides. This sequence was folded into a composite anticline (Twangiza Anticline) then intruded by intermediate to mafic sills and modified by sub-parallel shear zones and numerous faults.

6.              DEPOSIT TYPE AND DEPOSIT GEOLOGY

The type of magmatic-hydrothermal mineralisation at Twangiza occurs within magmatic provinces best known for tungsten and/or tin mineralisation.

This deposit type contains a metal suite that includes a combination of bismuth, tungsten, arsenic, tin, molybdenum, tellurium and antimony, and contrasts with that found in the more widely-developed gold-rich porphyry copper deposits. They are located on cratonic margins, or within continental collisional settings, and are related to felsic domes, stocks and plutons of intermediate oxidation state (both magnetite and ilmenite series).

Many significant deposits of this type recognised around the world including, Kidston, Vasilkovskoye, Donlin Creek and Muruntau.

The Twangiza deposit is a structurally and lithologically controlled hydrothermal gold deposit. The primary control is structure, which is related to the axis of the Twangiza Anticline with secondary control related to lithological units and contacts.

The Twangiza deposit is comprised of a relatively unaltered, folded sedimentary sequence of mudstone, siltstone and greywacke intruded by an intercalated sequence of stratiform albitedolomite and chlorite-actinolite-carbonate altered dioritic – gabbroic sills.

Intrusions into this sedimentary pile were relatively passive and probably a shallow level event that had minimal structural and metamorphic effect on the surrounding sediments. The intrusive sills pinch and swell along bedding causing minor bedding displacement. Contact metamorphism consisted of bleaching and silicification along narrow widths of the contacts.

19

The intrusive sills are mapped as having two different phases, a mafic porphyry phase and a feldspar porphyry phase.

The albite-dolomite altered phase of the feldspar porphyry gives the sills a more brittle character and coupled with the hydrothermal alteration of the immediate overlying sediments, the continued folding of the rock units developed extensive fracturing and brecciation on the upper intrusive/sediment contacts.

During the folding, two stress regimes further fractured the anticline structure. One stress regime involved radial fracturing perpendicular to bedding and striking along the anticline axis with the maximum intensity within the axial plane zone. The second regime is represented by the east-west trending left-lateral faults dissecting the anticline into larger blocks with variable vertical and horizontal throw. Alteration and auriferous hydrothermal fluids are directed by east-west faults, and bedding planes. As a result, some auriferous zones at the Twangiza Main deposit occur as crescent-shaped sheets or lenses of mineralisation located preferentially in the upper side of the sills, in the anticline, these are in turn crosscut by mineralised veins or veinlets. The mineralisation can be considered as a stockwork that is most intense at the axial plane of the anticline where the densest pattern of fractures occur and at the junction of the east-west faults. The mineralisation tends to gradually diminish down dip along the limbs. A schematic illustration of the mineralisation is provided in figure 5-1

Figure 6-1: Deposit Geology

FIGURE 3. SCHEMATIC CROSS-SECTION SHOWING PRINCIPAL FEATURES OF THE TWANGIZA MINERALIZATION

In the Twangiza North deposit the mineralisation is concentrated in feldspar porphyrys of the unfolded limb which have been prefentially fractured internally along their contact. This results in a sharper mineralised boundary than that seen at Twangiza Main.

20

7.              MINERALIZATION

Gold mineralisation encountered in the Twangiza Deposit occurs within albite-carbonate-quartz sulphide veining and associated pyrite and arsenopyrite disseminations in both the feldspar porphyry sills and the sedimentary rocks near the axial plane of the Twangiza Anticline.

Mineralisation styles can be summarised as:

•                  small to medium quartz veins and micro-breccia intrude the rocks with low percentages of pyrite and general paucity of arsenopyrite,

•                  small to medium quartz-pyrite-arsenopyrite (partly as massive sulphides) veins and breccia intrude often forming the centre with gangue in the selvages; and

•                  medium to large ankerite/dolomite dominated veins with variable amounts of sulphides and quartz.

8.              EXPLORATION

The exploration on the Twangiza Property has been divided into historical exploration and that carried out from October 2005 to July 2008 (recent exploration).

8.1                     Historical Exploration

There have been three historical major field exploration programs during the historic exploration (i.e. pre-2000) on the Twangiza Property.

The first was between 1957 and 1966 by MGL and consisted of the driving of approximately 12,100 metres of adits and 8,200 metres of trenches at the Twangiza deposit. A total of 17,400 samples were collected at two metre intervals from both the trenches and adits.

Secondly, from 1974 to 1976, Charter Consolidated Limited undertook an evaluation program of the Twangiza Area in order to verify the results obtained by MGL and to look for possible extensions of the deposit. Soil sampling was conducted over a 4.6 square kilometre area to the north of the Twangiza deposit. Anomalous soil samples were tested by 11 pits, 6 trenches and 5 adits. Work also included the re-sampling of three MGL adits (Levels 2100, 2130, and 2220).

The third historical program was undertaken by Banro between August 15, 1997 and April 15, 1998 within the Twangiza Area. The program was managed by CME and consisted of:

•                  Topographical surveying (31.65 square kilometres)

•                  LANDSAT acquisition and interpretation – completed during 1997 by R. Eyers of the Remote Sensing Group at Imperial College London. High Resolution digital satellite imagies for an area covering 60,000 square kilometre between latitude 2°30’S and 4°30’S and longitude 26°30’E and 29°30’E were created. Results indicated the Twangiza Property lies on a complex north-south trending structure composed of a number of curvilinear segements which trend toward northwest –southeast orientations away from the axis.

21

•                  Helicopter-supported magnetic airborne surveying (10,490 line-kilometres) – Conducted during 1997 – 1998 exploration prgrammes by High Sense Geophysics (now Fugro geophysics) of Harare, Zimbabwe. The survey provide high resolution magnetic maps, used to define anomaly definition, detailed structural evaluation and identification of lithological trends in a digital format. The investigation covered five of the six Twangiza permit areas (PE40, PE41, PE42, PE43, PE44), and were based on a 200 metre spacing orientated at 045° and tie-lines at 135° at a spacing of 2,000 metres. The results confirmed the Twangiza deposit is characterised by a high magnetic field adjacent to a large low magnetic anomaly in the north and a smaller low anomaly to the southwest. The magnetic lows probably represent an underground intrusive which provided the fluid and/or heating source for the gold mineralisation and the porphyry sills found at the Twangiza deposit.

•                  Geological mapping and rock sampling of the Twangiza area (2,161 samples) – was completed during the 1997 – 1998 exploration programme and covered a 38 square kilometre area extending 2.6 kilometres south and 5.2 kilometres north of the Twangiza deposit. The regional mapping is bounded to the east and west by north – south trending conglomerates. Grab samples and channel samples were taken and after sample preperation at Banro’s on site Sample Preparation Laboratory (Prep Lab) were sent to Acme Analytical Laboratory in Vancouver, Canada for analysis

•                  geological mapping and channel sampling of 16 adits (1,613 samples) – covering Detailed of the southern portion of the Twangiza area previously worked by an artisan mining operation. Grab samples and channel samples were taken and after sample preperation at Banro’s on site Sample Preparation Laboratory (Prep Lab) were sent to Acme Analytical Laboratory in Vancouver, Canada for analysis.

•                  Petrographic studies – Completed by Dr J. F. Harris of Vancouver Petrographics Ltd, based on polished and thin sections using samples collected during the 1997 – 1998 exploration programme. Investigation observed that native gold occurs in veins against pyrite crystals and fine grained gold occurs at the boundary of sulphides or along fractues within sulphide grains.

•                  “diamond drilling” (20 holes, 9,122 metres, 8,577 samples, HQ and NQ diamond drilling) was completed between September 4 1997 and March 9 1998, covering an area of some 800 m strike length of mineralisation within the hinge of the Twangiza Anticline using different orientations. Due to the extreme topogrpahy at Twangiza an A-Star 350 B2 helicopter was utilised for moving drilling rigs, materials and personnel from site to site. Drilling was performed by Rosond International Limited of South Africa utilizing two longyear 38 drill rigs with a maximum potential depth of 600 m. All drillhole collars were surveyed using a Sokkia SET4100 Total Station, with dips and azimuth at surface setup using handheld compasses. Downhole surveying of all holes was completed using a Sperry Sun Single Shot instrument which recorded both azimuth and dip.

•                  Density testing, - performed on behalf of Banro by CME in 1998 on a variety of rock types that make up the Twangiza deposit. The purpose of the study was to assign rock densities to specific lithological and mineralogical units for inclusion into the resource estimates. A total of 165 bulk density determinations were undertaken by CME.

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8.2       Further Exploration (October 2005 – December 2006)

Banro resumed its exploration programme at Twangiza after the Congolese government had established control and authority in the area in October 2005.

8.2.1       Drilling

The aim of this drilling was to convert the remaining Inferred Mineral Resources into Indicated and Measured categories and to identify additional Inferred Mineral Resources. A total of 17,037.34 metres of PQ, HQ and NQ diamond drilling involving 71 holes were completed between February and December, 2006. Drilling tested the 800 metre long zone of mineralisation within the hinge of the Twangiza Anticline and soil geochemical anomalies to the north. A total of 48 resource holes were initially drilled at 40 m centres to infill the holes drilled in 1997/98 with the objective of upgrading the Inferred Mineral Resources to the high confidence Measured and Indicated Mineral Resources. In addition, 23 exploration holes were drilled to test the geochemical anomaly to the north and east of the main Twaniza deposit.

An A-Star 350 B2 helicopter (owned and operated by Wilddog Helicopters) was used for the moving of drills, materials and personnel from site to site. The diamond drilling was performed by Geosearch International Limited of South Africa utilizing three portable CS1000 and a Longyear 38 drill rigs with a maximum depth capability of 600 metres.

All drill holes collars were surveyed with Real Time DGPS equipment. Drillholes collar azimuths were established at surface by using hand held compasses. Down-hole surveying of drill holes utilized a Reflex Single Shot or Flexit instrument, which measures both azimuth and dip. All drill holes were oriented. Orientation was carried out by the “Spear” method or other gravity-based Ezy Mark system.

The majority of drill holes an azimuth of between 70 - 80° at dips of between 50 – 55°. A portion of the programme has been drilled in the opposite direction on an azimuth of 260° to improve the definition of the 3D wireframes.

8.2.2       Soil Geochemical Programme

A soil geochemical programme designed to test the immediate northern, eastern, western and southern extension of the known Twangiza resource was completed in 2006. The 7 km soil geochemical grid had its base line orientated along the hinge of the anticline at 350º. Soil sampling was undertaken at 40 m intervals on lines spaced at 80 m.

The baseline origin for the soil geochemical grid was pegged at UTM coordinate of 9682698.2N / 693500.5E, which corresponds to a local grid coordinate of 10000N/20000E (Figure 5). The soil geochemical grid was initially surveyed using compass, tape and ranging rod method. All sample points are peg with a wooden peg with local grid co-ordinates clearly labelled on each peg. All sample points are subsequently surveyed in using a Trimble Differential GPS. The survey used the WGS-84 zone 35 south coordinate system.

The base line is 7 kilometres long and orientated at 350º with cross-lines spaced at 80 metres intervals each being 2 kilometres long. The soil geochemical grid was surveyed using differential GPS. Soil geochemical samples are taken at 40 metre intervals along cross-lines and sent to the Banro sample preperation facility before being dispatched to the laboratoy. At the end of December 2006 field work, a total of 275.44 line kilometres had been cut and a 6,589 soil geochemical samples collected and sent for analysis

23

Gold-in-soil geochemical results outlined an 800 metres long and 450 metres wide, +100 ppb gold in soil anomaly to the immediate north of Twangiza Main deposit. The anomaly splits into three roughly parallel trends to the south of the Lukungurhi workings. A 1.5 km long, 80 metre to 160 metre wide north-northwest trending +100 ppb Au soil anomaly occurs to the south of the Lukugurha artisanal workings.

8.2.3       Trenching Programme

A trenching programme was initiated to test the gold-in-soil geochemical anomalies and the continuity of mineralisation on the northern extension of the Twangiza main deposit, as well as, the southern and northern extensions of the Lukungurhi workings. Trenches were located to the north of the baseline origin and were oriented at 080°.

The lithological units encountered in the trenches are intensely weathered with limonite staining occurring predominantly in the sediments and feldspar porphyries where mineralised. Kaolinite is the dominant weathering product in the feldspar porphyries.

Hydrothermal silicification is mainly encountered at the contacts between feldspar porphyry the sediments. Silicification is usually intense at the contacts and decreases away from the contact into the wall rock. Sampling was completed lithologically by floor channelling with the maximum sample length being 1 m and 0.3 m minimum length. Samples were cut from grooves of 10 cm wide and to a depth of 5 cm.

A total of 785 channel samples were collected from 1,159 m of trenching.

Trench sampling was carried out by channelling a sample along the floor of the trench. Each channel is approximately 10 centimetres wide and 3 to 5 centimetres deep. Sample intervals were determined by geological features. In homogeneous rock, the maximum sample interval was 1 metre. The minimum sample interval employed is 0.3 m. Veins, altered zones, or distinct geological units were sampled so that the contacts were a standard 2 cm within the sample boundaries. Sample weights varied between 3 and 6 kilograms.

8.2.4       Prospect Scale Mapping

A detailed mapping project was carried out in the Twangiza artisanal workings in order to gain a better understanding of the geological and mineralisation controls and to verify and compliment the diamond drilling data. The study reviewed all aspects of the geology including lithology, structure and alteration (Appendix II).

Structural mapping at the Twangiza main deposit (workings, trenches and road cuts) demonstrate that the bedding in the Twangiza workings strikes dominantly NW-SE. The intersection of bedding planes indicated an anticlinal fold axis plunging 37º to 120º. The few quartz veins measured from the workings are either oblique or cross cut bedding with a NW and EW trend.

The Lukungurhi artisanal working is located approximately 1.5 kilometres north of the Twangiza deposit and measures about 600 metres in strike length and on average 70 metres wide. The axis of the workings is orientated at 350°. Work carried out during 2005 included trenching, geological/structural mapping of trenches and artisanal pits as well as rock chip/channel sampling. Two trenches TWT 3 and TWT 4 located respectively at the southern and northern extensions of the workings were excavated to test the continuity of the Lukungurhi mineralisation.

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Structural mapping from trenches and artisanal workings reveal the bedding is dominantly North - South. Limonite-quartz veins within the porphyries have a dominantly East orientation of 080º/71º strike dip right. Kaolinite alteration is the product of intense weathering of feldspars in both the feldspar porphyry and mafic intrusives. Further mapping and trenching was completed at artisanal workings in the vicinity, notably at Kashegeshe, Muhona and Bugoy.

8.3       Recent Exploration (January 2007 – July 2008)

8.3.1       Drilling

The aim of the recent drilling was to convert the remaining Inferred Mineral Resources into Indicated and Measured categories and to identify additional Inferred Mineral Resources particularly at Twangiza North.

A total of 23,873.12 metres of PQ, HQ and NQ diamond drilling in 100 holes was completed between February 2006 and May 2007.  Drilling tested the 800 metre long zone of mineralisation within the hinge of the Twangiza Anticline and Twangiza North soil geochemical anomalies. A total of 61 resource holes were drilled at 40 m centres to infill the holes drilled in 1997/98 with the objective of upgrading the Inferred Mineral Resources to the higher confidence Measured and Indicated Resources. In addition, 39 exploration holes were drilled to test the Twangiza Northeochemical anomaly.Four drill rigs were deployed at the Twangiza property, with two additional rigs  mobilized in 2008.

The remainder of the programme between May 2007 and May 2008 consisted of a total of 24,231.3 metres of PQ, HQ and NQ diamond drilling involving 116 holes. The focus of the drilling was to infill the drilling grids and potential resources within the Twangiza Noth area of the deposit. 98 holes were drilled at 40 m centres to infill the holes drilled in 2006 / early 2007 in the Twangiza North deposit versus 18 holes in Twangiza Main during the period.

An A-Star 350 B2 helicopter (owned and operated by Wilddog Helicopters) was used for the moving of drills, materials and personnel from site to site. The diamond drilling was performed by Geosearch International Limited of South Africa utilizing three portable CS1000 and a Longyear 38 drill rigs with a maximum depth capability of 600 metres.

All drillhole collars were surveyed with Real Time DGPS equipment. Drillhole collar azimuths were established at surface by using hand held compasses. Down-hole surveying of drill holes utilized a Reflex Single Shot or Flexit instrument, which measures both azimuth and dip. All drill holes were oriented. Orientation was carried out by the “Spear” method or other gravity-based Ezy Mark system.

The majority of the drilling in the programme have been drilled to the East on an azimuth of betweem 70 - 80° at dips of between 50 –55°. A portion of the programme has been drilled in the opposite direction on an azimuth of 260° to improve the definition of the 3D wireframes (significant intersections are highlighted in Appendix III).

8.3.2       Geophysical Exploration (LIDAR)

LIDAR, airborne magnetic and radiometric surveys were also completed over the entire Twangiza property; several promising new targets were identified for follow-up work. LIDAR (Light Detection and Ranging) is an optical remote sensing technology and has been used to create accurate images and surfaces of the topography, which historically have been difficult to accurately survey

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8.3.3       Additional Regional Work

2007 also saw Banro begin exploration of the Twangiza property outside the main trend. The company established a new exploration camp at the major artisanal site at Mufwa, situated 13 kilometres northwest of the Twangiza Main deposit, and initiated field work in other target areas including the promising artisanal workings at Tshondo. Additional rigs are being mobilized to Twangiza so this new prospect can also be drilled during the coming months once groundwork has been completed.

9.     DRILLING

The aim of the recent drilling is to convert the remaining Inferred Resources into Indicated and Measured categories and to identify additional Inferred Resources. A total of 55,817.04 metres of PQ, HQ and NQ diamond drilling involving 247 holes was completed between February 2006 and July 2008 (Figures 9-1). Drilling tested the 800 metre long zone of mineralization within the hinge of the Twangiza Anticline and Twangiza North mineralisation. One hundred and eight (108) holes totaling 28,195.52 metres were completed at Twangiza Main; holes were drilled at 40 m centres to infill the holes drilled in 1997/98 with the objective of upgrading the Inferred Resources to the higher confidence Measured and Indicated Resources. A total of 27,621.52 metres from 139 exploration and resource holes were drilled at Twangiza North. Drill core data for holes TDD001 to TDD216 (216 holes) of the current drilling were employed in the mineral resource estimates discussed in section 15 of this report. Assay results for an additional 30 holes were reported in Banro’s July 31, 2008 press release which are included in Appendix IIIb.

9.1       Mineralization and Results

Appendix III attached to this report is a table of significant intersections from the diamond drilling programme. Individual sample grades were not capped and intercepts are down-hole lengths as such composite results are presented over core length and true widths.

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Figure 9-1:           Drill Hole Collars

633000 m E
634000 m E
N
Kashegeshe workings
Lukungurhi workings
Muhuna workings
Mbwega workings
Twangiza North
Twangiza Main
9685000 m N
9684000 m N
9683000 m N
9682000 m N
0
250
500
metres
LEGEND
Drill holes reported in the July 31st 2008 press release
Drill holes used in the current resource estimates
Artisanal workings
Resource outline

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10.  SAMPLING METHOD AND APPROACH

The information in this section of the report relates to Banro’s current exploration programme at Twangiza.

10.1     Soil Geochemistry

Approximately 4 to 6 kg of soil was taken from each sample site, below the upper soil horizon containing vegetative matter. The average sample depth was 35 cm. Features such as grid co-ordinates of each sample location, depth, colour, horizon, grain size, fragments, slope angle and slope orientation are recorded at each sample site in the sample book. This data is later transferred into electronic format for which there are standard formats. Soil samples are collected and placed in a plastic sample bag. A wet strength sample tag with a unique sample number is assigned to each sample and placed in the sample bag. In addition the sample number and grid co-ordinates of each sample location are scribed onto an aluminium tag. The aluminium tag is placed in the bottom of each sample pit and covered. This is done as grid pegs are often removed by the local inhabitants.

The sample books are designed so that six random sample numbers per fifty have been removed from the books. This is done to ensure that standards, duplicates and blanks can be inserted and the field geologists do not have to remember to skip numbers while conducting their daily field activities.

10.2     Trench, Channel and Grab Samples

Trench sampling is carried out by channeling a sample along the floor of the trench. Each channel is approximately 10 centimetres wide and 3 to 5 centimetres deep.  Sampling is carried out “geologically” i.e. sample intervals were determined by geological features, and not done simply on a meter-by-meter basis. In homogeneous rock, the maximum sample interval was 1 metre. The minimum sample interval employed is 0.3 m. Veins, altered zones, or distinct geological units were sampled so that the contacts were a standard 2 cm within the sample boundaries. Sample weights are recorded and vary between 3 kilogram and 6 kilogram. Channel sample methodology is similar to that described for trenches above.

A total of 1,159 metres of trenches had been excavated by May 2008 and 785 trench samples collected.

Sample tickets and the paper trail of sample movement are as described in section 11.2.

10.3     Drill Core Samples

The entire length of each drill hole was sampled “geologically” i.e. sample intervals were determined by geological features, and not done simply on a meter-by-meter basis.

In homogeneous rock, the maximum sample interval is 1 m. The minimum sample interval is 0.3 m. 1m of split HQ core provides approximately 4.3kg of material for analysis.  Core recovery in general is very high and the samples are representative of the deposit in SRK’s opinion.  A summary of sample intersections is provided in Appendix III.

Samples were cut at site and shipped to the Bukavu sample preparation laboratory for processing. The sample pulps were then sent to the SGS laboratory in Mwanza, Tanzania to be analyzed for gold by 50 g fire assay.

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11.  SAMPLE PREPARATION, ANALYSES AND SECURITY

11.1     Introduction

Banro runs its own sample preparation facility in Bukavu, DRC using its own full-time employees. ALS Chemex, Johannesburg built the sample preparation facility for Banro. ALS Chemex management were on site to train Banro staff and commission the facility in September 2005..SRK visited the sample prepeation laboratory during the site visit. The laboratory appeared to run efficiently and according to guidelines. Labortory procedures have been documented and reviewed by SRK, plus internal quality control measures taken. The general condition of the laboratory was clean during the visit however there were no routine samples being processed at the time. Based on the documentation and discussions with the laboratory management SRK does not have any concerns regarding the sample preperation for all Banro samples.

Prior to March 2006 sample pulps were sent to ALS Chemex in Johannesburg, more recently analysis of samples has been undertaken by the SGS laboratory in Mwanza, Tanzania which serves as the primary laboratory, and Genalysis in Western Australia serves as the umpire laboratory. Both SGS and Genalysis are internationally accredited and utilise conventional sample preparation, sample analysis and associated quality control protocols.

11.2     Sample Preparation and Analysis.

All field samples are delivered to the Banro sample preparation facility in Bukavu. Individual sample bags are sealed with a cable tie and the individual sample bags placed in large white bags that will hold between 20 and 30 kg of sample. Each shipment between the field and Bukavu has a covering despatch form that is filled out in triplicate. Two copies are sent to Bukavu with the samples and one remains in the field at the project site. Should there be any discrepancy between the sample numbers and/or the number of samples recorded on the sample sheets and those samples physically received at the Bukavu sample preparation laboratory, the problem is immediately dealt with via HF radio communications and a reconciliation report sent by mail to the Senior Project Geologist.

The in-house sample preparation facility is a containerised laboratory specially designed by ALS Chemex but managed by Banro with periodic laboratory audits carried out by external consultants. The laboratory has been audited on separate occasions by the following: Tony Martin (SRK) in October 2005, Terence Howard (ALS) in February 2006, Theonest Bahemuka (SGS) in August 2006 and in November 2006 Martin Pittuck (SRK) reviewed the laboratory protocols and procedures. SRK visited the facility in April 2008 (Martin Pittuck and Ben Parsons).

The in-house sample preparation facility comprises an electric oven, two jaw crushers, three disc pulverisers and air compressor system all assembled in a ‘20 footer’ and a ‘40 footer’ steel containers.

All samples received from the field are sorted and oven dried in steel pans stacked on racks that are clearly labelled to optimise the resident drying time of material in the oven.

Using the jaw crushers, all adit, trench and drill core samples are crushed to 70% passing 2 mm screen. The crusher is thoroughly cleaned in between any two samples. After every 10th sample, the crusher is cleaned (flushed) with barren granite, and the pulveriser is cleaned with similar material between each sample. The cleaning process is enhanced with the use of compressed air system after each sample. The preparation of soil samples is

29

independently carried out to avoid possible contamination from the higher-grade trench, adit or core samples.

The crushed sample is split using a riffle splitter to produce between 800-1,500 g of material, which is pulverised using B2000 Low Chrome Bowls with disc for 90 to 300 seconds depending on the hardness of the sample to 90% passing 75 microns screen. Soil geochemical samples are oven dried and sieved to minus 2 mm before being pulverised. An average of 250 samples is prepared each day from the in-house facility.

The sample preparation laboratory has organised areas/shelves designed for the storage of coarse and pulp rejects such that the samples can be retrieved in a reasonable amount of time.

The sample preparation laboratory’s quality assurance procedures are based upon the requirements and procedures of ISO 9001:2000 (quality systems - management requirements). All sections of the laboratory comply with the quality assurance procedures.

Pulp samples, of approximately 150 g, are placed in brown packet envelopes, which in turn are placed in a rectangular cardboard box that holds approximately 20 pulp samples. These boxes are shipped in batches to the assay laboratory.

11.2.1     Assaying

Prior to 2005, limited adit resampling by CME using ACME in Vancouver confirmed the accuracy of the original MGL adit sample assay results determined by their laboratory in Kamituga.

Three laboratories have been used by Banro for sample assaying since the commencement of exploration in Twangiza in October 2005. The initial soil geochemical samples, adit resamples and trench samples were analysed by ALS Chemex, Johannesburg at which time SGS-Mwanza served as the umpire laboratory. From the start of drilling Banro has used SGS-Mwanza as the principal analytical laboratory and Genalysis-Perth as the umpire laboratory.

All gold analyses have been carried out using conventional 50 g charge fire assay with atomic adsorption spectrography (AAS) finish. The three laboratories involved have carried out the usual internal checks, which in the case of SGS-Mwanza are detailed in the section on quality control.

11.3     Quality Control Procedures

In order to monitor the integrity of the sample preparation and analytical data screen tests of crushed (5%) and pulverized (10%) samples are routinely carried out to monitor the particle size and percentage passing of the crushed and pulverized material respectively.

To provide a measure of accuracy, precision and confidence, a range of international reference materials, duplicates and blanks are routinely but randomly inserted into each batch of samples at a frequency of 12%. Blank samples are inserted during the main stream crushing and pulverising processes. Blanks are inserted into sample batches at a frequency of 1 in 50 and crush duplicate split is also carried out at 1 in 50. Standard reference materials are inserted at a frequency of 4 in 50. International reference materials inserted are predominantly sourced from Rocklabs Limited, New Zealand and occasionally from Geostats Pty Limited, Australia.

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11.4     Assessment of Quality Control Data

Quality control procedures have been implemented in all stages of the sample preparation and analytical process. The quality control database is currently stored in a series of Excel speadsheets which have been provided to SRK for analysis. The data provided does not include information relating to queried results but in discussions with Banro it was clear that re-assays are requested and data is not released to the project team until it passes satisfactory limits. The quality control work includes the insertion of international reference samples, inter-laboratory checks, sample preparation laboratory duplicates, blanks, and the analytical laboratory’s internal checks. These are all described in detail in the following sections.

11.4.1     Certified Reference Material

Four certified reference material samples (standards) are inserted in a batch of 50 samples. The standards are sourced from Rocklabs Limited, New Zealand and a few from Geostats, Australia. The standard  samples are in pulp form and are supplied in plastic containers of 2.5 kg each, of both oxide and sulphide material with variable grade ranges. Sixteen different grade ranges of standards have been randomly inserted batches of samples submitted to the analytical laboratory; these cover the entire grade range and include both oxide and sulphide matrix matched material. The standards are randomly inserted using the same quantity and sachets as the laboratory pulps, making them difficult for it to be detected by the analytical laboratory

Statistical assessment of the results of the standard using the facilities in the Rocklabs Quality Control package has been completed. Table 11-1 gives basic statistics on the assaying of standards and Appendix IV  provides precision control charts of the results of the various analytical standards.

The mean assay values returned by the laboratories for all certified reference material in relation to their respective values are considered to be within acceptable limits. Out of limits reference material results trigger a re-assay of that batch of samples. A review of the precison charts suggest the laboratory historically produced accurate assays around the assigned means of the inserted standards, however in the later stage of the drilling programme the results are more variable but remain within assigned limits. The limits shown on the chart are based on the calculated standard deviation with the upper and lower limits set at three times the assigned value.

In general the low coefficient of variation (CoV), suggests that there is no analytical bias or no major control problems were encountered during the period and that SGS-Mwanza assays within acceptable limits. SRK would recommended that the date of analysis should be captured in the QAQC database for all samples as currently the multiple standards have been plotted against submission number. The resultant charts therefore can not be directly compared to identify time periods where the laboratory might have been under performing.

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Figure 11-1:         Summary of Returned Assays Per Standard

Table 11-1: Statistics of Results of Standard Reference Sample Submissions

STD REFID	CERTIFIED VALUE (g/t Au)	No of Submissions	MIN (g/t Au)	MAX (g/t Au)	MEAN (g/t Au)	STD DEV	CoV
SK33	4.00	477	0.02	4.45	3.97	0.25	0.06
SK43	4.00	46	0.09	4.44	3.88	0.64	0.17
SL34	5.86	400	0.01	15.00	5.86	0.73	0.12
SN38	7.92	33	0.01	9.38	7.92	2.21	0.28
OxG60	1.07	6	0.99	1.16	1.07	0.06	0.05
OxH52	1.31	54	0.01	1.58	1.28	0.23	0.18
OxI40	1.82	33	1.05	1.99	1.85	0.15	0.08
OxI54	1.78	20	1.70	2.39	1.90	0.13	0.07
OXJ64	2.48	2	2.40	2.56	2.48	0.11	0.05
OxK48	3.53	177	0.05	4.11	3.53	0.31	0.09
OxL63	6.08	5	5.93	6.36	6.08	0.17	0.03
OxP61	13.94	20	0.03	16.40	14.26	3.42	0.24
SF30	0.78	4	0.67	0.84	0.78	0.07	0.09
SH35	1.30	116	0.01	1.53	1.28	0.18	0.14
SJ32	2.62	277	0.01	4.85	2.60	0.29	0.11
SJ39	2.57	5	2.44	2.80	2.57	0.14	0.05
Total		1,675

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In general, the results from SGS Mwanza show some minor imprecision however accuracy is considered to be very good.

11.4.2     Inter-Laboratory Check Assays

Banro completed inter-laboratory check assays on a routine basis with the same assay techniques. Sample pulp duplicates have been sent for analyses at both SGS-Mwanza and Genalysis-Perth (Table 11-2 to 11-5).

The pulp samples cover the entire grade range. The samples were submitted at the end of every quarter in batches of between 80 and 100 samples and with insertion of standards.

Results were compared on the basis of the first assay by each laboratory, and the few repeat determinations by each laboratory were ignored. Summary statistics for the two datasets have been determined and the Mean Relative Differences (MRD) of the SGS and Genalysis result have been calculated (Table 11-2 to 11-5).

The results have been subdivided into material greater than 1.0 g/t and material less than 1.0 g/t, as larger errors in terms of MRD can be expected within the lower grade ranges. The application of 1.0 g/t is useful as can indicate any potential for bias in the ore grade material assayed during the period.

Table 11-2:                    Inter-laboratory Comparison – SGS vs Genalysis; July 2006

<1.0 g/t Au	SGS	Genalysis	>1.0 g/t Au	SGS	Genalysis
Count	51	51		32	32
Min	0.005	0.010		1.020	1.080
Max	0.980	1.100		15.800	16.140
Mean	0.358	0.396		4.060	4.239
Std Dev	0.308	0.329		4.211	4.401
MRD	10%			4.3%

Table 11-3:                    Inter- laboratory Comparison – SGS vs Genalysis; November 2006

<1.0 g/t Au	SGS	Genalysis	>1.0 g/t Au	SGS	Genalysis
Count	45	45		31	31
Min	0.050	0.010		1.090	1.160
Max	0.990	0.960		10.800	11.920
Mean	0.352	0.369		3.304	3.458
Std Dev	0.322	0.321		2.824	2.794
MRD	4.7%			4.5%

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Table 11-4:                    Inter- laboratory Comparison – SGS vs Genalysis; February 2007

<1.0 g/t Au	SGS	Genalysis	>1.0 g/t Au	SGS	Genalysis
Count	146	146		60	60
Min	0.005	0.010		1.020	0.790
Max	0.990	1.450		16.000	15.430
Mean	0.509	0.530		3.113	3.139
Std Dev	0.202	0.289		3.226	3.198
MRD	4.05%			0.18%

Table 11-5:                    Inter- laboratory Comparison – SGS vs Genalysis; June 2007

<1.0 g/t Au	SGS	Genalysis	>1.0 g/t Au	SGS	Genalysis
Count	115	115		86	86
Min	0.005	0.010		1.020	0. 610
Max	0.970	1.150		22.700	22.860
Mean	0.236	0.226		3.552	3.563
Std Dev	0.243	0.249		4.068	4.021
MRD	4.26%			0.29%

As shown in (Table 11-2 to 11-5), the results compared well demonstrating no significant bias in grades greater than 1.0 g/t Au. The MRD for the quarterly submissions for the less than 1.0 g/t analytical results is 4% - 10%, and for the analytical results greater than 1.0 g/t, the MRD is less than 5%. The results show a slightly higher grade returned from Genalysis compared to the routine SGS results. No further data has been supplied with regards to the submissions in the later quarter of 2008.

11.4.3     Duplicate Coarse Split

A total of 988 split duplicates were included in routine sample batches, these are statistically reviewed (Table 11-6). A total of 184
(19%) of the duplicates returned assay values of more than 0.5 g/t Au.

Two of these were greater than 20.0 g/t Au and did not repeat with similarly high grades. These samples are associated with sulphide veining where gold appears to be much more nuggety. The two outlier-samples were removed from the data prior to generation of correlation graphs and statistical analysis.

Two correlation graphs  (Au >0.5 g/t and Au < 5.0 g/t) were generated and both showed a very statisfactory correlation coefficient and demonstrate an acceptable scatter for course duplication. Figure 11-2 The charts indicate some potential for sample swaps during the analysis but it is not clear from the study where these swaps might have taken place.

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Figure 11-2:XY Scatter Charts of Original Versus Coarse Duplicate Splits Submitted to SGS Mwanza (a) All Samples (b) Original Assays between 0.5 g/t and 20.0 g/t

(a)	(b)

Table 11-6: Descriptive Statistics of Coarse Split Sample Pairs

	All Samples		>0.5 g/t Au *
	Original g/t Au	Duplicate g/t Au	Original g/t Au	Duplicate g/t Au
Number of Pairs	988	988	180	180
Minimum	0.004	0.005	0.50	0.01
Maximum	47.70	44.20	14.5	14.2
Mean	0.530	0.475	1.78	1.74
Standard Deviation	2.409	1.948	1.99	2.05

* Top cut of 20 g/t applied due to poor correlation of two samples above this cut-off

A plot of the absolute percentage difference (APD) between the original and the duplicate values has been created to test the precision (ability of a laboratory to repeat an assay result). The absolute relative difference has been calculated based on the equation:

Abs % Difference =	Abs (Duplicate Assay - Original Assay)	=	Difference
	(0.5 * (Duplicate Assay + Original Assay))		Mean

The resultant chart has been plotted initially using all data and a sub-set if data above of 0.2 g/t Au. The second series has been created due the large portion of the database below a cutoff of 0.2 g/t (approximately two thirds of the database). The APD below a cut-off of 0.2 g/t can be relatively large as a result of minor differences and therefore these data need to be filtered out. Ideally APD results of error should show 90 % of the data within 20 % APD, As shown in Figure 11-3 the Mwanza laboratory currently has 90 % of the data within 30 % and

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85 % of the information is with 20 % APD in dealing with coarse duplicates SRK deems that the results for the duplicate samples are acceptable.

Figure 11-3:         Plot of Absolute Percentage Difference versus Percentile Rank of Duplicate Submissions to SGS Mwanza

11.4.4     Blank Samples

There were 1181 blank sample submissions with an expected value of 0.0077 g/t. These are made up of composited granite purchased from ALS Chemex - Mwanza laboratory, the samples are known to be barren. Of the 1181 blank samples, ten (0.85%) had a laboratory result, which were at or above 0.02 g/t as seen in Figure 11-4. In one case the laboratory result was up to 0.09 g/t Au. The three samples inserted prior to the ‘failed blank’ all returned values of a lower grade than the failed blanks sample. Therefore, it has been concluded that no contamination occurred in the sample preparation process. Furthermore, three samples on either side of the failed blanks within the batch were re-analysed. Based on the results there is no indication of contamination issues at the SGS Mwanza Laboratory.

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Figure 11-4:             Submission of Blank Material (Barren Granite) during submissions to SGS Mwanza

The grouped nature of slightly high results may indicate periods in which cleaning the equipment between samples was not undertaken thoroughly.

11.4.5              Analytical Laboratory Quality Control

Most laboratories have an established quality control routine, which involve the insertion of standard, blank and duplicate samples into every assay batch. At SGS-Mwanza the routine consists of two standards, one blank and two repeats (pulp duplicates) in every batch of 50 samples. In addition, repeats are randomly inserted at a rate of 1 in 20 samples. If any significant discrepancies are found SGS-Mwanza claim that they re-assay the whole batch. A monthly report detailing the results of the internal quality control by the principal laboratory is prepared by SGS-Mwanza, which is later put together to produce a comprehensive quarterly report.

Assessment of the principal analytical laboratory internal duplicates, blanks and standard show excellent accuracy and with very high precision, which indicate that there is no evidence of bias in the samples and that SGS-Mwanza is producing assays of high quality.

12.       DATA VERIFICATION

The project database is stored in two separate forms: as Access Database file for the historical data and a series of Microsoft Excel Spreadsheets for the current data. A programme is in place to migrate all the data into Century Database System. The migration of data is currently outstanding and SRK would recommend that storage of the data in a single database would be preferential to avoid the potential for data loss. The Century Database System will also provide useful audit trails as each hole is signed off by the relevent geologist as final. Logging data are currently entered manually from field logs. Palm top computers have been purchased for data to be captured and download directly into the Century System Database.

Assay data is received from SGS-Mwanza and Genalysis-Perth in electronic format that can be entered directly into the database. All data is verified both against in-house and laboratory standards. All assay data is cross-referenced against sample numbers and field locations in order to make sure that the results make “geological sense”.

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A technical meeting is held every month where Senior Project Geologist and Project Geologists present the technical data pertaining to their projects. At these technical meetings progress of the past month is reviewed, geological models and exploration techniques discussed and objectives for the following month set. Data is then collated at a regional level by Peter Kersi, Chief Geologist. Martin Pittuck of SRK(UK) and a “qualified person” (as such term is defined in NI 43-101) has completed an on site review in 2007 to verify the data pertaining to the Twangiza Property.

12.1              Database and Data Quality

Table 12-1, shows the data type and amount of data employed in the current geological modelling and Mineral Resource Estimates.

Table 12-1:               Data Employed in Current Mineral Resource Estimates

Data Type	Number	Total Length	No. of samples
Historical Trenches (MGL)	71	8,323	4,088
Historical Adit (MGL)	202	13,207	13,716
1997/98 Diamond Holes (CME) *	20	9,122	8,557
Re-sampled Adits (CME)	16	1,689	1,613
Follow up	6	966.4	624
Follow up (Phase I) DD holes	33	6,421	6,881
Follow up (Phase II) DD holes	38	10,616	11,194
Follow up (Phase III) DD holes	29	6,835.78	7,602
Recent (Phase III cont) DD holes	116	22,114	24,534

*The CME drilling database have been excluded from the current estimate as they were not included in the database provided for the current estimate.

12.2              Adit Check Sampling

In the 1960’s approximately 13,207 metres of adits were developed and sampled by MGL. A programme of data verification was completed by CME by re-sampling 1,613 of the original 13,716 adit channel samples recorded by MGL.

In total, 16 adits (including crosscuts) were rehabilitated in part or in whole and were mapped at a scale of 1:100 and channel sampled at one metre intervals. A total of 1,613 channel samples were collected from both walls of the adits.

A graphical illustration of gold results for the MGL and CME sampling is provided in Figure 12-1.

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Figure 12-1: Comparison of ACME Vancouver vs MGL Kamituga Laboratories

A direct sample-to-sample comparison between CME and MGL results was difficult due to the inability to accurately locate the historical sample locations. However, using the crosscuts as reference points, comparisons were made to within an estimated accuracy of two metres. Additionally, MGL sampling was undertaken at 2 metre intervals, while CME’s sampling was undertaken a 1 metre intervals. Composites of significant intersections using a 1 g/t Au cutoff from CME’s re-sampling of the adits with corresponding MGL results are presented in Table. Gold highs for both sets were not capped.

Table12-2:                  Adit Sampling - Statistics of Composites

Company	No. of Composites	Minimum (g/t Au)	Maximum (g/t Au)	Ar. Mean (g/t Au)	Std. Deviation (g/t Au)	Weighted Mean (g/t Au)
MGL	40	0.25	6.37	3.05	1.57	3.76
CME	40	1.15	10.24	3.59	1.99	3.45

MGL and CME results over the same interval compared well. CME sampling results appear to return slightly higher gold (+8%) values than the MGL results over the same sample intervals. SRK has not factored the MGL results to reflect this possibleunder-estimation.

12.3              Data Validation

The primary sample data files were validated in several ways:

•                    By visually checking summary statistics of all data fields to ensure they do not exceed reasonable limits and unrecognized rock codes.

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•                    By passing the data through a general validation super process that identifies, amongst others duplicate samples, reversed and over-length intervals as well as overlapping sample limits.

•                    By plotting the samples in plan and in section and comparing the sample locations and assay values.

•                    Minor errors identified were corrected for further processing. One transcription error was recorded in the database (TDD216 sample number 299975) due to a sample number entered in the gold column. The result had been assayed in duplicate and therefore the duplicate assay of 0.03 g/t.

13.       ADJACENT PROPERTIES

There are no adjacent properties.

14.       MINERAL PROCESSING AND METALLURGICAL TESTING

14.1              Metallurgical Testwork

14.1.1              Background

Scoping study recovery metallurgical tests were conducted by SGS Lakefield Research Africa on composite samples originating from the Twangiza Main and North ore bodies. The testwork conducted included recovery and comminution tests. The recovery testwork was aimed at assessing the susceptibility of the ore to gravity and cyanidation processes. As an initial assessment, the comminution testwork was limited to Bond Ball Work Index, Bond Rod Work Index and Abrasion Index testwork. The scoping study results were used to develop the initial process flowsheet for the Twangiza ore body.

Based on the initial scoping results which we deemed to be insufficient, SENET initiated a pre-feasibility study testwork program to ascertain and improve on the gold recoveries, particularly some transition and fresh ore types which had displayed some refractoriness. The pre-feasibility testwork was conducted by the following vendors / laboratories under SENET supervision.

•                    SGS Lakefield South Africa: - Mineralogical investigations, comminution, head characterisation, gravity recovery, CIL appraisal/optimisation, variability, cyanide destruction on leached tailings, flotation and bioxidation

•                    Knelson Africa:- Gravity recoverable gold tests

•                    Patterson & Cooke:- Rheological investigations

•                    Senmin:- Viscosity modifier tests on oxides

The scoping study testwork results, summarized below are contained in the following reports:

•                    September, 2007, SGS, “Laboratory Testwork: Scoping Study – Banro TwangizaProject (Democratic Republic of Congo)”, Report # MET 07/U82 TWA.

•                    October, 5, 2006, SGS, “Procedural Diagnostic Leach Appraisal on 11 Gold Bearing Ore Samples”, Report No. MET 06/S16

•                    April, 20, 2007, SGS, “Bulk Rougher Flotation Testwork on Twenty Three Gold Ore Samples”, Report No. Flotation
07-412

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•                    July, 3, 2006, SGS, “Flotation Testwork on a Gold Bearing Ore Blends from Banro-Twangiza Mine”, Report No. Flotation 07/132

•                    June, 28, 2007, SGS, “Mineralogical Characterization and Gold Deportment Study on Five Gold Ore Samples from the Twangiza Gold Deposit, DRC”, Mienralogical Report No. MIN 0507/066

•                    October, 3, 2007, SGS, “Biooxidation Test Program on Twangiza Concentrate”, Report No. BIOMET 07/06

•                    October, 2007, Geobiotics, “Phase 1, Report for GEOCOAT® Amenability Test”

Flowsheet development and process design criteria used in the pre-feasibility study utilized the results obtained from tests conducted by various laboratories that were carried out under SENET supervision. A list of the reports from these laboratories is provided below. At the time of compiling this report, some of the tests were still in progress and thus the reports had not yet been compiled and will be reported in the next phase of the study.

•                    April 22, 2008, SGS, “Cyanide Destruction Testwork on Twangiza North and Main Composite middlings and tailings”, Report # BIOMET 08/09

•                    May 26, 2008, SGS, “A General Mineralogical and Gold Deportment Study on two Gold bearing ore Samples from the Twangiza Project”, Report # MIN 0208/038a

•                    June 2008, Knelson Concentrators Africa (Pty) Ltd, “Extended Gravity Recoverable Gold (EGRG) Testwork on Two Ore Samples from the Twangiza Project submitted by SENET (Pty) Ltd” Report No. SENET/03/08.

•                    July 2008, Knelson Concentrators Africa (Pty) Ltd, “Modelling the Proposed Gravity Gold Recovery Circuit at the Twangiza Project” Report No. SENET/03.2/08.

•                    July, 2008, Paterson & Cooke, “Twangiza Project: Results of Bench-Top Thickening and Rheology Testwork”, Report No. SEN-TWA-8144R01 Rev 0

14.1.2              Review of scoping study metallurgical testwork

This section gives a summary of the results of the metallurgical tests that were conducted by SGS in 2007. Details of the origin of samples, test methods and detailed results are contained in the report from SGS referenced above and are part of the scoping study technical report produced by SENET dated September 13,  2007 entitled “Preliminary Assessment NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo”.

The following are major highlights from the SGS scoping study metallurgical tests and detailed reports.

Bond Ball Mill Work indices (BBWi) obtained ranged from about 3.2 – 13.2 kWh/t metric. This range would result in the ores being classified as very soft to medium hardness. It was noted that the oxides were in the in the very soft category and transition and fresh were in the medium band.

The abrasion results ranged from 0.0096 to 0.66 which showed that the oxides were in the low abrasive category whilst the transition and fresh was in the medium to high abrasive classes.

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Diagnostic leach tests indicated that gold in oxides was amenable to direct cyanidation while transition and fresh samples displayed that some of the gold could easily be recovered with direct cyanidation technique and some could hardly be recovered using this method.

Mineralogical investigations on transition and fresh samples revealed that a fair proportion of the “not so easy” to recover gold was associated with arsenopyrite and pyrite and that only 30-60% of the gold would be amenable to direct cyanidation, a phenomenon that was proved in the later stages of scoping study tests.

The oxides (Main & North) responded well to gravity and leach recovery testwork with overall recoveries of 90% being attained.

diagnostic and mineralogical findings

•                  Bottle-roll tests conducted on Twangiza Transition and Fresh samples under excess cyanide conditions indicated existence of distinct lithologies within each ore type.  Each lithology responded differently to direct cyanidation as:

•                  Transition FP – 81%

•                  Transition CMS – 38%

•                  Fresh FP – 91.8%

•                  Fresh CMS – 54%

•                  This led to flotation followed by dissolution of the float concentrates and tails of all lithologies being pursued as an alternative recovery means which gave:

•                  Generally >95% of the gold was recovered in the concentrates in all instances.

•                  Mass pulls were generally high; ranging between 30-50%.  In instances where low mass pulls were obtained
(10-15%), low gold recoveries were also noted.

•                  For CMS, it was noted that there was no significant improvement in dissolution of concentrates and float tails compared to dissolutions obtained on the “as Received” samples.

•                  For FP, it was noted that there was dissolution remained the same for the leach of the concentrates and float tails compared to dissolutions obtained on the “as Received” samples.

Based on poor recoveries on both float concentrates and tailings for CMS material, bio-oxidation was pursued as an alternative treatment route which yielded a sulphide oxidation of 95% after 29 days and final gold recovery of 88% from the oxidised residue which represented an extra 30% improvement in recovery over direct cyanidation.  While the tests demonstrated that the ore was amenable to bioxidation, the mass pulls obtained were high (between 30 and 50%) which gave heap leach of the concentrates (process called GEOCOAT®)as the “only” option but due to real estate limitations at the Twangiza site, this option was “shelved”.

14.1.3              Limitations of Scoping Study Metallurgical Results

Comminution tests were limited to Bond Ball Mill Work Index, Bond Rod Mill Work Index and Abrasion Index on a limited amount of samples. More comminution test would be required on the different lithologies to properly characterize the ore body.

Extended gravity recoverable gold (EGRG) tests need to be conducted on each ore type which will establish the liberation characteristics and total quantity of gravity recoverable gold, with particle size distribution analysis of concentrates.

Variability gravity and leach recovery tests should be performed on the oxides.

Insufficient testwork was performed on the transition and fresh ore types and therefore require more tests to cater for the different lithologies.

No cyanide destruction tests were performed and will be required to determine the optimum method at removing or significantly reducing the residual cyanide in the tailings.

Rheology testwork was not performed and will be required to determine the settling and viscosity properties of the slurry required for the design of the thickener, pumps, screens and agitators and mill selection.

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14.1.4              Pre-Feasibility Study Metallurgical Testwork Sample Selection

14.1.4.1              Introduction

Following a review of the scoping study metallurgical test results, SENET put together a pre-feasibility test program whose objectives were to:

To characterise the Twangiza ore deposit and assess the amenability of the various ore sources to different unit operations and allow for the selection of the optimal process route.

Determine the plant design data for each ore type that could be used for the pre-feasibility study for equipment selection, sizing and costing.

The tests were limited to oxides, transition and fresh FP as these could easily be processed using the direct cyanidation means as demonstrated during scoping study tests.  Tests associated with transition and fresh CMS will be conducted at a later stage in the study.

The testwork programme was divided into two phases namely:

Phase 1: Optimization tests aimed at establishing optimum parameters for gold recovery and characterization of the comminution properties.

Phase 2: Variability testwork aimed at testing the optimum conditions / parameters on variability samples.

14.1.4.2              Sample Selection and Preparation

Samples for pre-feasibility testwork were selected to cover the Oxides, Transition FP non refractory and Fresh FP non refractory (Main & North). The sample name, type of testwork and masses used for metallurgical testwork are shown in the Tables 14-1 – 14-3. The samples were received as drill cores.

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Table 14-1:                    Main Oxides Sample List

Bag number	Testwork	Mass (kg)
Bag CT21	Communition test	15.20
Bag CT17	Communition test	15.82
Bag CT14	Communition test	45.94
Bag CT16	Communition test	23.40

CT 18	Communition variability test (BBMWi)	15.28
CT19	Communition variability test (BBMWi)	15.44
CT 15	Communition variability test (BBMWi)	10.48
CT 20	Communition variability test (BBMWi)	15.32
CT 22	Communition variability test (BBMWi)	14.80

Bag CT23	Mineralogy test samp prep Bag CT23 – 20.18 kg	20.18

Bag CT13	Recovery variability - gravity, leach & CN Detox	30.44
Bag CT25 (a)	Recovery variability - gravity, leach & CN Detox	31.00
Bag CT 25 (b)	Recovery variability - gravity, leach & CN Detox	15.70
CT 26	Recovery variability - gravity, leach & CN Detox	15.14
Bag CT 27	Recovery variability - gravity, leach & CN Detox	10.10

Bag CT 029	Extraction/Rec (GRG)	29.26
Bag CT30	Extraction/Rec (GRG)	21.82

Bag CT 28	Extraction /Rec Viscosity	19.10
Bag CT24	Extraction /Rec Viscosity	5.12

Table 14-2:                    North Oxides Sample List

Bag number	Testwork	Mass (kg)
Bag CT01 (b)	Communition test	15.36
Bag CT02 (c)	Communition test	15.68
Bag CT010	Communition test	4.10

Bag CT01(a)	Communition variability test (BBMWi)	15.46
Bag CT02 (a)	Communition variability test (BBMWi)	14.92
Bag CT02 (b)	Communition variability test (BBMWi)	14.88
Bag CT03	Communition variability test (BBMWi)	10.18
Bag CT04	Communition variability test (BBMWi)	23.22

Bag CT05	Mineralogy test	20.18

Bag CT08 (a)	Recovery variability - gravity, leach & CN Detox	18.70
Bag CT08 (b)	Recovery variability - gravity, leach & CN Detox	12.46
Bag CT09	Recovery variability - gravity, leach & CN Detox	10.18
Bag CT011 (a)	Recovery variability - gravity, leach & CN Detox	15.10
Bag CT12 (a)	Recovery variability - gravity, leach & CN Detox	17.12

Bag CT06	Extraction/Rec (GRG)	5.12
Bag CT07	Extraction/Rec (GRG)	17.52
Bag CT011 (b)	Extraction/Rec (GRG)	12.22

Bag CT12 (b)	Extraction/Rec (GRG)	15.26

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Table 14-3:                    Non Refractory Sample List

Sample Name	Testwork	Mass (kg)
	Bond Abrasion	10
	Bond Ball Mill Work Index	75
Main Transition FP	ICP scan, SG, S2-, Ag, Au	1
	Optimization testwork	30
	Variability - Gravity & dissolution	50
	Cyanide detox	10

	Bond Abrasion	10
	Bond Ball Mill Work Index	75
North Transition FP	ICP scan, SG, S2-, Ag, Au	1
	Optimization testwork	30
	Variability - Gravity & dissolution	50
	Cyanide detox	10

	Bond Abrasion	10
	Bond Ball Mill Work Index	75
Main Fresh FP	ICP scan, SG, S2-, Ag, Au	1
	Optimization testwork	30
	Variability - Gravity & dissolution	50
	Cyanide detox	10

	Bond Abrasion	10
	Bond Ball Mill Work Index	75
Main Transition FP	ICP scan, SG, S2-, Ag, Au	1
	Optimization testwork	30
	Variability - Gravity & dissolution	50
	Cyanide detox	10

On receipt, the individual composite samples were air dried (where necessary) prior to the testwork commencing. The samples were composited to make a bulk sample per ore type.

Each composite sample was subjected to sequential stages of crushing, while selecting the appropriate sub-samples of relevant particle sizes required for the various, comminution and metallurgical assessments.

For gold recovery testwork, the bulk sample was crushed to 100%-1.7mm. Representative sub-samples were split as required for the testwork programme.

14.1.5              Metallurgical Test Program

The testwork programme was divided into two phases namely:

Phase 1: Optimization tests aimed at establishing optimum parameters for gold recovery and characterization of the comminution properties of the non refractory ore bodies (Transition & Fresh).

Phase 2: Variability testwork aimed at testing the optimum conditions / parameters on the Oxide variability samples.

14.1.6              Mineralogy

The mineralogical testwork was conducted on the Main & North oxide composite samples. No mineralogy tests were conducted on transition and fresh ore types as the work conducted during scoping study phase was deemed to be adequate.

The aim of the mineralogical testwork was:

To ascertain the bulk mineralogy of the various ore bodies.

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To identify the gold bearing phases within each zone with comment on their size, mineral association and liberation characteristics. This information will provide insight into the expected metallurgical behaviour of the ore.

14.1.6.1              Oxide Mineralogy Summary

Results of the mineralogical examinations conducted on both Twangiza Main and North oxides are contained in a report entitled:

May 26, 2008, SGS, “A General Mineralogical and Gold Deportment Study on two Gold bearing ore Samples from the Twangiza Project”, Report # MIN 0208/038a.

The major findings from this investigation were:

•                  The Twangiza North oxide ore is characterised by coarse (mostly >75mECD) liberated gold (>99%) and gravity gold recovery could be an option for this type of ore.

•                  Twangiza Main oxide ore is characterised by finer-grained gold (all <75m ECD) with a substantial proportion locked in gangue minerals (~20%) which could potentially exhibit recovery problems.  The proportion of gold amenable to gravity recovery could be less than for Twangiza North oxides.

•                  Both Twangiza Main and North oxide ore indicated presence of considerable amounts of clay minerals could have the following important process implications such as mill selection, thickening and equipment sizing such as pumps, agitators and interstage screens.

14.1.7              Head Grade and Specific Gravity Determination

Head assays were done on the composite and variability samples. The following analysis was done:

Full ICP,

Au (via Fire Assay (FA)),

Ag (via Atomic Absorption (AA)),

Sulphur (via Wet Chem),

Hg (via Inductively Coupled Plasma Mass Spectroscopy (ICP MS))

Specific Gravity (SG) (via pycnometer).

14.1.8              Oxides (Main & North)

The head grade results for the oxides (Main and North) variability samples are summarised in Table 14-4.

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Table 14-4:                    Oxide Variability Multi Elemental Analysis

Analysis	Unit	Main Oxide (CT13)	Main Oxide (CT25a)	Main Oxide (CT25b)	Main Oxide (CT26)	Main Oxide (CT27)	North Oxide (CT8a)	North Oxide (CT8b)	North Oxide (CT9)	North Oxide (CT11b)	North Oxide (CT12a)
SG		2.84	2.74	2.78	2.84	2.81	2.72	2.72	2.80	2.75	2.73
Al	%	7.4	8.7	8.7	7.2	5.9	12.0	11.0	10.0	6.4	6.6
Fe	%	16.0	9.7	9.7	14.0	17.0	5.1	3.7	11.0	3.6	3.0
K	%	0.67	0.92	0.77	1.20	0.75	0.83	0.87	1.20	0.51	0.49
Mg	%	0.10	0.13	0.10	0.12	0.15	0.11	0.13	0.11	0.09	0.12
Mn	%	0.01	0.02	0.02	0.03	0.03	0.02	0.03	0.02	0.03	0.02
Si	%	20	19	15	19	21	40	32	20	32	29
S2-%		0.07	0.02	0.04	0.06	0.02	0.03	<0.01	0.02	<0.01	<0.01
Ti	%	1.10	1.10	0.93	0.87	0.59	1.30	1.10	1.90	0.50	0.61
Ba	ppm	290	830	860	810	530	1300	1800	1100	1200	1000
Be	ppm	<1.0	3.0	1.9	2.5	1.9	3.4	3.9	3.0	4.8	3.1
Bi	ppm	<20	<20	<20	<20	<20	<20	<20	<20	<20	<20
Ca	ppm	440	1800	1200	1400	1500	1400	2200	1800	1400	2200
Cd	ppm	64	51	56	64	79	11	13	110	11	<10
Co	ppm	21	37	44	38	52	35	65	200	56	32
Cr	ppm	38	140	150	150	110	210	150	210	190	150
Cu	ppm	13	75	87	86	93	61	82	1100	96	86
Li	ppm	<10	<10	<10	<10	<10	<10	10	<10	<10	<10
Mo	ppm	<10	<10	<10	<10	<10	<10	<10	120	<10	<10
Na	ppm	6900	20000	17000	15000	12000	16000	23000	9600	14000	31000
Nb	ppm	<10	<10	<10	<10	<10	<10	<10	<10	<10	12
Ni	ppm	17	100	59	42	55	100	100	530	140	91
P	ppm	620	880	700	810	1000	620	550	690	590	660
Pb	ppm	<30	61	52	69	91	37	<30	51	43	<30
Sb	ppm	30	50	80	90	70	70	70	<25	80	40
Sn	ppm	<20	<20	<20	27	<20	<20	<20	22	<20	<20
Sr	ppm	49	48	41	42	64	51	44	79	34	55
V	ppm	57	210	180	160	130	240	330	250	230	250
Zn	ppm	<10	39	31	37	25	33	33	680	47	36
Y	ppm	6.4	27	18	26	23	19	16	19	20	16
Zr	ppm	79	220	250	250	240	210	230	200	270	230
Ag	ppm	<1	<1	<1	<1	<1	<1	<1	<1	<1	<1
Hg	ppm	<3	<3	<3	<3	<3	<3	<3	<3	<3	<3
Au	g/t	5.57	1.90	2.66	3.14	4.60	1.55	2.61	1.72	2.01	0.83

The gold grades for Main oxide ranged from 1.90 g/t to 5.57 g/t and from 0.83 g/t to 2.61 for North oxide.  In both cases the grades fell within the expected resource range, thus the samples used in the tests are deemed to be representative of the ore bodies.

Silver content in all cases was noted to be low which would not have a negative influence on ore leach kinetics, carbon loadings, elution and electrowinning efficiencies.

Mercury levels are low and thus no special mercury handling equipment will be required in the gold room.

Sulphide and antimony levels for the variability samples were low and will not have a negative effect on leach kinetics and final gold dissolution.

14.1.8.1              Transition and Fresh FP Non Refractory (Main & North)

The head grade results for the Transition FP Non Refractory (Main and North) and Fresh FP Non Refractory (Main and North) composites are summarised in Table 14-5.

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Table 14-5:                    Transition & Fresh FP Non Refractory Multi Elemental Analysis

Analysis	Unit	Main Transition FP	North Transition FP	Main Fresh FP	North Fresh FP
SG		2.79	2.99	3.04	3.33
Al	%	9.01	6.51	5.89	6.00
Fe	%	5.54	10.1	8.95	16.58
K	%	0.79	0.28	0.41	0.25
Mg	%	0.66	1.60	2.33	2.13
Mn	%	0.013	0.048	0.046	0.048
Si	%	21.0	19.4	13.9	16.9
Ti	%	1.30	0.92	0.72	0.81
Ca	%	0.7	2.3	3.9	2.1
Ba	ppm	350	110	160	75
Be	ppm	1.2	1.1	<1	1.9
Cd	ppm	<10	<10	<10	<10
Co	ppm	160	67	110	110
Cr	ppm	140	200	160	270
Cu	ppm	<10	<10	<10	<10
Li	ppm	<10	<10	<10	<10
Mo	ppm	17	<10	<10	11
Na	ppm	38000	40000	34000	17000
Ni	ppm	470	390	270	380
P	ppm	500	1000	600	2400
Pb	ppm	<30	<30	<30	<30
Sb	ppm	<25	<25	<25	<25
Sn	ppm	<20	<20	<20	<20
Sr	ppm	51	39	49	17
V	ppm	130	60	72	30
Zn	ppm	20	<10	<10	<10
Zr	ppm	180	130	140	63
S 2-%		2.53	7.91	3.19	16.40
Ag	ppm	<1	<1	<1	<1
Hg	ppm	<3	<3	<3	<3
Au	g/t	1.97	1.96	2.17	2.35

Gold grades: Main transition FP non refractory composite sample had a head grade of 1.97g/t Au which was fairly comparible to 1.52 g/t declared in the mineral resource. The North transition FP Non Refractory composite had a head grade of 1.96 g/t compared to the 2.36 g/t Au declared in the mineral resource. The Main fresh FP non refractory sample had a head grade of 2.17 g/t Au compared to 1.49 g/t Au that was declared in the mineral resource estimate.  The North fresh FP non refractory composite had a head grade of 2.35 g/t compared to the 1.89 g/t Au declared in the mineral resource.

Silver content in all cases was noted to be low which would not have a negative influence on ore leach kinetics, carbon loadings, elution and electrowinning efficiencies.

Mercury levels are low and thus no special mercury handling equipment will be required in the gold room.

Sulphide levels for the four composite samples ranged from 2.53% to 16.4%, and this could have a negative effect on leach kinetics and final gold dissolution also resulting in high cyanide consumptions.

Antimony levels are generally low in all the ores and thus these will not have a negative effect on leach kinetics.

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14.1.9              Comminution Appraisal

Comminution tests were performed on the following ore types:

Main Oxide

North Oxide

Main Transition FP Non Refractory

North Transition FP Non Refractory

Main Fresh FP Non Refractory

North Fresh FP Non Refractory

The comminution index is shown in Table 14-6.

Table 14-6:          Comminution Index

COMMINUTION INDEX

BRWI:	Bond Rod Work Index
BBWI:	Bond Ball Work Index
Ai:	Bond Abrasion Index
UCS	Unconfined (Uni-axial) Compressive Strength
A
B	Drop-Weight Indices
DWi

The following comminution reference table should be referred to when reviewing the comminution results in Table 14-7.

Table 14-7:          Comminution Reference

Property	Unit	Very Soft	Soft	Mod. Soft	Medium	Mod Hard	Hard	Very Hard
Bond Rod	kWh/t	<7	7-9		9-14		14-20	>20
Bond Ball	kWh/t	<7	7-9		9-14		14-20	>20
Abrasion		<.05	0.05		0.30		0.80
UCS (MPa)	Mpa	<50	50-100		100-150		150-250	>250
Cwi	kWh/t	<10	10-14		14-18		18-22	>22
A*b		>127	67-127	56-67	43-56	38-43	30-38	<30
ta		>1.38	0.65-1.38	0.54-0.65	0.41-0.54	0.35-0.41	0.24-0.35	<0.24
t10		>60			20-40		10-20	<10
Dwi			2		7		12

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14.1.9.1 Comminution Results of Composite Samples

The comminution results are summarized in Table 14-8. The Bond Ball Mill work tests were performed on variability samples only.

Table 14-8 - Comminution Summary on Composite Samples

		BRWI (kWh/t)	Ai	Life Factor	CWi (kWh/t)	UCS (MPa)
Main Oxide	Min	6.1	0.0122	8.75	1.4	5.5
	max	—	0.0140	9.16	4.3	20.9
North Oxide	Min	5.1	0.0072	10.35	1.5	3.4
	max	—	0.0085	10.87	3.4	21.5
Main Transition FP	Min	—	0.1922	2.16	—	—
	max	—	0.1960	2.19	—	—
North Transition FP	Min	—	0.1932	1.78	—	—
	max	—	0.2557	2.19	—	—
Main Fresh FP	Min	—	0.3109	1.41	—	—
	max	—	0.3428	1.53	—	—
North Fresh FP	Min	—	0.2312	1.84	—	—
	max	—	0.2450	1.92	—	—

The following are major highlights from the comminution tests:

The Bond Rod Mill Work Indices for Main oxide and North oxide was 6.1kWh/t and 5.1 kWh/t, respectively, which is classified in the very soft region.

The abrasion indices for the oxides were all <0.05 which classifies them as very low abrasive ores. The transition and fresh abrasion indices ranged from 0.1922 to 0.3428, which classifies them as moderately abrasive. This indicates medium grinding media consumptions and liner wear will be expected.

The Bond Crushability Work Indices was only performed on the oxide and showed the ore to be very soft.

The UCS results for the oxides indicated that the ore is very soft (<50MPa) and should be treated using a mineral sizer.

14.1.9.2              Comminution Results of Variability Samples

The comminution results, BBWi only, are summarized in the tables 14-9 – 14-11.

Table 14-9 – Variability Comminution Testwork on Oxide Ore

		BBWi
	Sample ID	(kWh/t)
	Variability - Main (CT15)	3.1
	Variability - Main (CT18)	2.9
	Variability - Main (CT19)	3.3
Main Oxide	Variability - Main (CT20)	4.4
	Variability - Main (CT22)	2.3
	Average	3.2
	Max	4.4
	Min	2.3

	Variability - North(CT01a)	7.4
	Variability - North(CT02b)	2.8
	Variability - North(CT03)	4.9
North Oxide	Variability - North(CT04)	1.8
	Average	4.2
	Max	7.4
	Min	1.8

The BBWI results showed that the oxides exhibited very soft to soft behavior.

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Table 14-10 – Variability Comminution Testwork on Transition Ore

		BBWi
	Sample ID	(kWh/t)
	Sample 1	14.5
	Sample 2	12.2
	Sample 3	11.7
Main Transition (FP) Non Refractory	Sample 4	10.1
	Sample 5	9.1
	Average	11.5
	Max	14.5
	Min	9.1

	Sample 1	18.2
	Sample 2	11.0
	Sample 3	11.2
North Transition (FP) Non Refractory	Sample 4	10.7
	Sample 5	14.8
	Average	13.2
	Max	18.2
	Min	10.7

The Main Transition FP non refractory samples were in the medium hardness category and North transition FP non refractory in the medium to hard class.

Table 14-11 – Variability Comminution Testwork on Fresh Ore

		BBWi
	Sample ID	(kWh/t)
	Sample 1	11.9
	Sample 2	13.4
	Sample 3	13.0
Main Fresh (FP) Non Refractory	Sample 4	12.2
	Sample 5	10.8
	Average	12.3
	Max	13.4
	Min	10.8

	Sample 1	16.2
	Sample 2	14.6
	Sample 3	14.3
North Fresh (FP) Non Refractory	Sample 4	14.3
	Sample 5	14.4
	Average	14.8
	Max	16.2
	Min	14.3

The Bond Ball Work indices of Main fresh FP non refractory indicated medium hardness whilst the North fresh FP non refractory showed a range of medium to hard.

14.1.10       Recovery Testwork

Optimisation testwork was performed on the Main & North oxide composite samples during the scoping study.  The optimum conditions obtained during these tests were used to evaluate the variability nature of the ore. The recovery testwork focused on gravity and CIL processes.

No optimisation recovery tests were performed on the non refractory samples during the scoping study. It was therefore necessary to perform these tests during the pre-feasibility study. Variability testwork on the non refractory samples are currently being carried out.

14.1.10.1       Main & North Oxide Recovery Testwork

a.              Gravity Testwork:

Batch laboratory gravity tests were conducted at SGS Lakefield Research Africa Laboratory on five variability samples from the Main ore body and five from the North ore body.

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Following indications of the presence of free gold at scoping study level, Knelson Concentrator Africa was requested to undertake extended gravity recoverable gold (EGRG) testwork on the two oxide ores (Main & North) to prove this phenomenon beyond doubt. In addition a simulation would be conducted on the EGRG results in order to accurately predict the expected gold recovery using centrifugal units in the actual plant performance scenario.

Results from these tests are summarized in Table 14-12:

July 2008, Knelson Concentrators Africa (Pty) Ltd, “Modelling the Proposed Gravity Gold Recovery Circuit at the Twangiza Project” Report No. SENET/03.2/08.

Table 14-12:                           Extended Gravity Recoverable Gold Results

Ore Type	GRG (%)	Predicted Recovery (%)
Twangiza Main oxides	28.7	20.9
Twangiza North oxides	49.7	43.4

Twangiza Main oxides displayed less gravity recoverable gold than Twangiza Main oxides which is in line with mineralogical investigations.  However in both cases, the recoveries warranty installation of a centrifugal concentrator to recover the free gold ahead of CIL.

b.              Variability Intensive Cyanidation of the Gravity Concentrates

Intensive cyanidation tests were performed on the primary concentrates obtained from variability samples using a method prescribed by Gekko.  Results from these tests are summarised in Table 14-13.

Table 14-13:                           Summary of Oxide Variability Intensive Cyanidation Results

Ore Type	Sample	Feed Grade (g/t)	NaCN Consumption (kg/t)	Dissolution (%)
	CT13b	20.2	5.8	98.2
	CT25a	27.9	5.5	98.4
Main Oxide	CT25b	49.4	2.8	98.5
	CT26	26.8	7.1	97.3
	CT27	47.0	5.1	96.2

	CT8a	61.3	2.8	99.8
	CT8b	28.0	5.8	97.9
North Oxide	CT9	35.2	7.8	98.6
	CT11b	41.5	15.5	99.1
	CT12	5.1	3.7	98.6

In all cases high (>95%) gravity concentrate dissolutions were obtained from varying concentrate grades in less than 24 hours which is an indication that concentrates will easily be leached during plant operations.  An intensive cyanidation reactor followed by electrowinning should thus be considered as part of the gravity gold recovery system.

c.               Variability Leach Testwork

The aim of the variability tests was to establish the degree of variability within the different ore bodies with respect to their metallurgical response using the optimum conditions, determined in the optimisation phase as listed below.

Grind – 80% -75 um

pH – 10.5

Cyanide addition – 2 kg/t NaCN

Leach Time – 24 hrs

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Carbon addition – 20g/l

No Oxygen Addition

The variability leach testwork was performed on 5 samples each; for Main and North Oxides. Table 14-14 is a summary of the results obtained.

Table 14-14:         Oxide Leach Variability Results Summary

Ore Type	Sample	Head Grade (g/t)	NaCN Consumption (kg/t)	Lime Consumption (kg/t)	Dissolution (%)
	CT13b	4.45	1.56	2.94	83.66
	CT25a	1.99	0.84	8.02	86.67
Main Oxide	CT25b	2.51	1.06	4.24	85.44
	CT26	2.68	1.13	7.34	88.51
	CT27	5.04	1.64	5.21	86.02

	CT8a	1.47	1.56	6.32	87.81
	CT8b	1.97	1.49	4.14	70.12
North Oxide	CT9	1.50	0.84	4.62	89.77
	CT11b	1.81	0.77	4.75	75.87
	CT12	0.74	0.69	6.01	86.77

The calculated head grade of Main oxide varied from 1.99g/t to 5.04g/t with minimum and maximum recoveries of 83.66% and 88.51%. This showed that this ore body when leached obtained similar recoveries irrespective of head grade.

North oxide variability samples calculated head grade ranged from 0.74g/t to 1.97 g/t and obtained dissolutions between 70.12% and 89.77%.  The varying range in the dissolution demonstrated that this ore is highly variable which could be an indication of presence of some refractory material in the oxides.

The sodium cyanide consumption for the oxides was less than 1 kg/t on the overall but this was much higher than what was obtained during the scoping study which could be an indication of the variable nature of cyanide consumers associated with the oxide ore.  The lime consumptions were generally very high however still comparable to what was achieved during the scoping study, for all samples that were tested.

d.              Cyanide Detoxification

Bench scale cyanide destruction testing was performed on composite samples of leach tailings generated from metallurgical testwork. The samples were as follows:

Main oxides

North oxides

The relative effectiveness of ferrous sulphate, sodium metabisulphite, sodium metabisulphite plus copper, hydrogen peroxide and alkaline chlorination at removing or destroying soluble cyanide forms in the tailings were compared and results are summarised in Table 14-15.

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Table 14-15:        Summary of Cyanide Destruction Results

Test Method	Unit	Main Oxide	North Oxide
Ferrous Sulphate (Fe2SO4)
WAD CN Removal Efficiency	%	98.7	98.8
g (Fe2SO4):g (WAD CN)	g:g WAD	3.1	3.3
g (H2SO4):g (WAD CN)	g:g WAD	0.10	0.01
Sodium Metabisulphite (SMBS)
WAD CN Removal Efficiency	%	72.7	97.0
g (SMBS):g (WAD CN)	g:g WAD	4.0	3.0
g (Lime):g (WAD CN)	g:g WAD	0.001	0.0002
Sodium Metabisulphite+Copper (SMBS+Cu)
WAD CN Removal Efficiency	%	82	97
g (SMBS): g (WAD CN)	g:g WAD	3.5	3.0
g (Cu): g (WAD CN)	g:g WAD	0.4	0.1
g (Lime): g (WAD CN)	g:g WAD	0.0	0.0
Hydrogen Peroxide (H2O2)
WAD CN Removal Efficiency	%	70	93
g (H2O2): g (WAD CN)	g:g WAD	5.5	4.1
g (H2SO4): g (WAD CN)	g:g WAD	0.07	0.02
Alkaline Chlorination(Cl)
WAD CN Removal Efficiency	%	99.98	100
g (Cl): g (WAD CN)	g:g WAD	599	212
g (Lime): g (WAD CN)	g:g WAD	0.0	0.0

14.1.10.2                                             Transition & Fresh (Main & North) Optimisation Recovery Testwork

Bulk gravity tests were done on the following non refractory composite samples to produce middlings and tailings for the leach optimisation testwork and gravity concentrate for the intensive cyanidation testwork:

Main Transition FP Non Refractory

North Transition FP Non Refractory

Main Fresh FP Non Refractory

North Fresh FP Non Refractory

A summary of the results is shown below and the detailed report is still outstanding.

•                  Gravity Testwork:

The batch laboratory gravity testwork that was performed on the Transition and Fresh composite samples showed gravity recoveries varying from 4.5 to 21% as summarised in Table 14-16.

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Table 14-16:         Transition and Fresh (Main & North) Gravity Testwork Summary

Ore Type	Final Conc Grade (g/t)	Mass Pull (%)	Recovery (%)
Main Transition	176.15	0.33	20.84
North Transition	99.8	0.35	16.81
Main Fresh	22.89	0.50	4.53
North Fresh	60.05	0.40	10.13

These test results are inconclusive and proper EGRG tests need to be conducted.

•                  Intensive Cyanidation of Primary Gravity Concentrate

Intensive cyanidation tests were performed on the primary gravity concentrates using the Gekko prescribed method. The results obtained are summarised in Table 14-17.

Table 14-17:         Intensive Cyanidation Results Summary

Ore Type	Feed Grade (g/t)	NaCN Consumption (kg/t)	Dissolution (%)
Main Transition	27.8	12.5	93.7
North Transition	67.0	22.5	94.3
Main Fresh	13.7	10.5	85.8
North Fresh	14.6	14.7	84.2

Fairly high gravity concentrate dissolutions (>90%) were obtained for the transition Main and North samples.  Approximately 85% gold dissolution was obtained for the fresh Main and North gravity concentrates which could be an indication of presence of some refractory material in the concentrates.  On the overall, the concentrates responded well to cyanidation.

•                  Effect of Preg-Robbing

The preg-robbing test results showed that the transition and fresh ores displayed potential for preg-robbing and this is in line with the mineralogical findings conducted during scoping study phase.  All tests were conducted using the CIL treatment route. Refer to Table 14-18, for the summary of the preg-robbing tests.

Table 14-18:         Summary of Preg-Robbing Results

Ore Type	CIL Dissolution (%)	Straight Cyanidation Dissolution (%)
Main Transition	85.3	82.1
North Transition	92.8	89.1
Main Fresh	86.0	75.7
North Fresh	75.1	72.7

•                  Grind Optimisation

Grind optimisation leach testwork whose results are summarised in Table 14-19 were conducted under excess conditions, 5kg/t NaCN, pH of 11 and residence time of 48hrs at grinds of 65%, 70%, 75% and 85% passing 75um.

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Table 14-19:         Grind Optimisation Results

	Grind (-75 um)
Ore Type	65%	70%	75%	85%
Main Transition	80.04	81.22	83.64	85.30
North Transition	85.42	88.97	90.50	92.77
Main Fresh	77.62	80.34	84.33	86.02
North Fresh	65.43	68.38	73.73	75.13

It was noted for all ore types that there was an increase in dissolution with finer grinding and an optimum grind of 80% -75 um was chosen which is in line with the selected grind for oxides.  This grind was thereafter used for all subsequent testwork.

•                  Effect of Cyanide Addition

Using the selected grind of 80% passing 75µm, and 48hr leach time and at a pH of approximately 10.5, the gravity middlings and tails were leached using CIL at 3 different cyanide additions.  The results are summarised in Table 14-20.

Table 14-20:         Cyanide Optimisation Results

	Cyanide Consumption (kg/t)			Dissolution (kg/t)
Ore Type	1.0	2.0	3.0	1.0	2.0	3.0
Main Transition	0.45	1.33	2.22	79.17	83.19	83.74
North Transition	0.68	1.07	1.52	89.67	90.50	90.68
Main Fresh	0.45	1.36	1.87	68.20	73.42	75.07
North Fresh	0.27	0.35	1.26	68.15	71.46	79.17

Transition and fresh (Main and North) recoveries increased with increase in cyanide addition from 1.0 to 3.0 kg/t. However the increase in cyanide consumptions and hence costs erodes the benefits associated with extra recovery. It is thus recommended that cyanide addition rates be maintained at 2 kg/t.

•                  Effect of Time and Dissolved Oxygen

Using the selected grind of 80% passing 75 µm, pH of approximately 10.5 and cyanide addition of 2.0 kg/t, the gravity middlings and tails were leached (CIL) using different leach times (2-72hrs) and at natural DO and elevated DO and results are summarised in Table 14-21.

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Table 14-21:         Effect of Time and Dissolved Oxygen

		Main Transition		North Transition		Main Fresh		North Fresh
	Leach Time (hrs)	Cyanide Consumption (kg/t)	Dissolution (%)	Cyanide Consumption (kg/t)	Dissolution (%)	Cyanide Consumption (kg/t)	Dissolution (%)	Cyanide Consumption (kg/t)	Dissolution (%)
	2hrs	1.10	55.8	0.33	35.5	1.10	58.9	0.19	60.7
	4hrs	1.13	60.6	0.36	54.3	1.13	62.5	0.22	62.8
	8hrs	1.16	67.0	0.42	69.2	1.16	65.2	0.27	65.1
Natural DO	16hrs	1.22	71.2	0.48	81.5	1.22	67.2	0.29	67.1
	24hrs	1.27	76.0	0.59	88.1	1.27	70.6	0.32	67.7
	48hrs	1.33	82.7	0.71	88.2	1.33	74.6	0.35	71.1
	72hrs	1.39	87.1	0.74	91.4	1.39	75.6	0.38	73.2

	2hrs	1.07	57.2	0.39	41.1	1.07	61.1	0.19	61.7
	4hrs	1.13	64.3	0.45	53.2	1.13	63.9	0.22	64.1
	8hrs	1.19	67.5	0.51	71.9	1.19	68.3	0.27	66.8
Elevated DO	16hrs	1.25	70.1	0.56	82.0	1.25	69.6	0.29	69.1
	24hrs	1.30	76.0	0.62	89.6	1.30	74.9	0.32	70.9
	48hrs	1.33	84.5	0.68	92.5	1.33	75.9	0.35	72.3
	72hrs	1.42	90.0	0.71	94.8	1.42	77.8	0.40	74.9

An increase in dissolution was noted with an increase in leach time (above 24hrs) however 24 hrs was selected as the optimum leach time in order to reduce the number and size of due the leach tanks.

14.1.11       Settling

Paterson & Cooke was requested to conduct settling testwork on oxides, transition and fresh samples obtained from Twangiza Main and North ore bodies

The settling testwork results summarised in Table 14-22. are given in a report entitled:

July, 2008, Paterson & Cooke, “Twangiza Project: Results of Bench-Top Thickening and Rheology Testwork”, Report No. SEN-TWA-8144R01 Rev 0

Table 14-22:         Summary of Settling Results

Ore Type	Feed % Solids	Flocculant Dose Rate (g/t)	Solids Flux Rate (t/(m2.h)	Rise Rate (m/h)
Main Oxide	7.5	50	0.25-0.30	2.0-3.0
North Oxide	10.0	45	0.30-0.35	1.5-2.5
Main Transition	15.0	30	0.40-0.60	2.5-4.0
North Transition	10.0	40	0.40-0.50	2.5-3.0
Main Fresh	15.0	30	0.60-0.70	3.5-4.0
North Fresh	15.0	30	0.40-0.60	2.5-3.5

Flocculant consumptions will vary from 40-50 g/t for Magnafloc 6260 and feed to the thickener will vary between 7.5 to 15%, solids by weight with low slurry densities required for oxides.

Twangiza Main oxide ore displayed the worst settling characteristics and using this scenario, a total of 2160 m2 will be required for tailings thickening which is a crucial parameter in the sizing of the thickener.

Rheology testwork have been completed by Paterson and Cooke on all 6 ores types. The report is still outstanding.

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15.          MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

15.1        MINERAL RESOURCE ESTIMATES

The Mineral Resource estimates have been produced and classified using guidelines approved by the Canadian Institute of Mining Metallurgy and Petrolium (CIM) and set out in National Instrument 43-101 and the accompanying document Form 43-101F1. The mined resource estimates have been prepared by SRK(UK). The “qualified person” (as such term is defined by National Instrument 43-101) for the purpose of the estimates is Martin Pittuck, C.Eng, who is an employee of SRK(UK).

15.1.1              Approach

The adit, drillhole and trench data were transformed and validated in the Datamine software, which was then used for the Mineral Resource modelling. The statistics, geostatics and grade estimation have been completed in Isatis and the estimates imported back into Datamine for compliation of the final model.

The Datamine software in common with other mining software systems relies on a block modelling approach to represent deposit as a series of 3-D blocks to which grade attributes, and virtually any other attributes can be assigned. The software provides numerous means by which attributes can be assigned, and optimisation routines are provided that allow block splitting such that complex deposit outline details are not lost or smoothed out by regular size blocks. In generating the resource model, a series of sub-models were built and the approach is described briefly below.

The adit, drillhole and trench data were plotted on level plans and vertical sections by Banro geologists. The lithological interpretation and mineralised zones were then outlined on flitch plans, where the geology and grade distribution is well represented by the adits and then cross-checked with the vertical sections to produce a complete 3D picture of the geology and mineralisation. The mineralised outlines were largely based on a geological cut-off of 0.3 to 1 g/t Au but were also interpreted so as to ensure continuity between sections and flitch plans. The interpretated sections have been supplied to SRK(UK) for support in the creation of geological and mineralised wireframes. This process was repeatedly verified until a robust three-dimensional model of the mineralised zones had been created.

While the model was extended beyond the available information, the distinction between ‘Measured’ and ‘Indicated’ resources was made at approximately 20 and 40 metres respectively from the nearest drillhole, trench, or adit. In addition, areas where the interpretation is based on limited data were classed as ‘Inferred’.

All the assays within the mineralised zones were composited to constant 2 metre lengths before undertaking statistical analyses on the gold grades. Histograms were generated from these to determine an appropriate top cut, and semi-variograms were calculated for the different mineralised zones using the composite values.

A block model of the various zones was then created within the mineralised solids, along with a triangulated surface of the topography and weathering/hardness boundaries. The blocks were assigned grades using ordinary kriging for the near-surface closed spaced adit, trench and drill hole data, and a two pass inverse distance weighting of the 2 metre composited grades for the rest of the deposit.

15.1.2              Density Determinations

15.1.2.1 Data Collection and Analysis

The initial bulk density testwork was performed on behalf of Banro by CME in 1998 on a variety of rock types that make up the Twangiza deposit. The purpose of the study was to

58

assign rock densities to specific lithological and mineralogical units for inclusion into the resource estimate. In doing so, a more accurate representation of the resource could be calculated. A total of 165 samples were selected by CME during their investigation.

Banro has undertaken more density determinations from drill core which focused initially on the transition material and was later expanded to the oxide and unweathered fresh rock (sulphide) material. A total of 2,031 relative density determinations were undertaken by Banro.

Banro’s density determinations were undertaken at the following intervals in all drill holes:

•                  Every 2 metres outside mineralised zones.

•                  Every 1 metre within mineralised zones

The following method was employed:

•      The geologist selects samples and marks each sample position with an aluminium tag. The borehole number and depth are also written on the selected piece of core with a marker pen. In order to avoid bias when taking samples, the first piece of solid core weighing over 200 g after the metre mark is selected.

•      The depth of each sample and rock type is recorded by the geologist.

•      The weight of the sample is recorded (Weight 1)

•      The sample is checked for porosity by placing the sample in water on the RD balance, and recording the increase in weight over a 3-minute period (Weight 2). If the sample absorbs more than a gram of water it is treated as porous.

•      The sample is dried in an oven, and then re-weighed (Weight 3). This enables the water content of the sample to be calculated:

(Weight 1 – Weight 3) x 100 Weight 1

•      If the sample is non-porous, it is then weighed in water using the RD balance (Weight 4). The Relative Density = Mass/Volume, i.e. RD = Weight 3/(Weight 3 – Weight 4)

•      If the sample is porous it is coated with varnish before weighing in water. The varnish is best applied with a brush, ensuring all cavities and irregularities are coated. When dry the sample is re-weighed in air to indicate the amount of varnish on the sample and the error this introduces into the calculation (Weight 5). However, tests have shown that about 1 g of varnish is required to thoroughly coat a 500 g piece of core, which introduces an insignificant error of about 0.2%.

•      The data recorded are entered into an Excel spreadsheet, designed to directly calculate the densities and moisture contents of the samples.

Before commencing density measurements at Twangiza, test-work was done to determine the optimum temperature and resident time for drying the samples (i.e. efficient removal of absorbed water, without driving off water from the lattices of hydrous minerals).

Five saprolite samples were taken at various depths each weighing between 250 - 500 g. These samples were initially weighed and dried in an oven at 60°C for a “residence” time of 30 minutes and re-weighed. The process was repeated with incremental temperatures of 10°C to a maximum of 150°C. A graph of weight versus temperature was plotted for each sample and a “safe temperature” of 105°C was determined.

To determine the “residence time” for drying at this temperature of 105°C, five saprolite samples were taken at various depths and weighed. Another five samples were soaked in water for 3 minutes and also weighed (this was done to cater for wet samples). All ten samples were dried in an oven at the determined “safe temperature” of 105°C over a “residence time” of 20 minutes and re-weighed. This process was repeated with incremental residence time of 20 minutes to a total of 3 hours. A graph of sample weight versus time was plotted and an average “residence time” of 120 minutes was determined.

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All density measurements were done in accordance with Banro’s procedure using the above determined “safe temperature” and “residence time”.

Table 15-1 presents the average density results calculated by Banro of the composite samples for the various rock types.

Table 15-1:           Relative Density Determination for All Rock Types

Material Type	Carbonaceous Mudstone	Feldspar Porphyry	Mafic Feldspar Porphyry	Mudstone	Siltstone	Sulphide Vein
Upper Oxide	2.02	2.08	—	1.86	2.03	—
Lower Oxide	2.15	2.12	2.33	1.94	2.03	—
Transition	2.60	2.78	2.72	2.57	2.70	4.33
Sulphide	2.70	2.82	2.82	2.79	2.76	4.42

The density database has also been statistically assessed (Table 15-2) based on oxide, transition and sulphide material.

Table 15-2:           Summary of Density Determinations for all Lithologies

	Number of	Minimum	Maximum	Average	Standard	Density
Lithology	Samples	Density	Density	Density	Deviation	In Model
Upper Oxide	42	1.04	2.57	1.94	0.31	1.90
Lower Oxide	71	1.61	2.73	2.06	0.26	2.00
Transition	1,363	1.47	4.91	2.69	0.31	2.70
Sulphide	555	2.38	4.90	2.78	0.28	2.78

The tight clustering of the data about the calculated means and the low standard deviations characterized the dataset. The mean density of the various materials was rounded (Table 15-2) and applied to the ore blocks for tonnage estimation.

The increased amount of high quality relative density determinations undertaken by Banro on the core samples of the various lithologic units in Twangiza, has raised the confidence of relative density used in the block model estimates.

15.1.2.2 SRK Analysis

SRK has reviewed the process used during the collection of the density measurements on the drillhole core and agrees the procedures used are valid for the determination of mean densities. SRK has completed an independent analysis of the mean densities of the different rocktypes and has introduced a second variable in terms of hardness into the equation.

In the construction of the geological model transitional material represents all material that lies between the base of the oxide and the top of the fresh rock. SRK has reviewed the logging procedures and noted that based on the current characteristics it is possible to get portions of the transitional material that are significantly harder than the weathered material below the base of oxide. Rock hardness has been estimated as part of the current geotechnical logging from over 100 drillholes in which hardness values for all samples recorded in MPa.

SRK reviewed the data to establish the mean hardness per oxidation zone, lithology and weathering state. The results from the investigation showed the majority of material within

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the oxide is relatively soft. The results from the fresh rock samples typically measure over 150 MPa for all rocktypes with the exception of a few relatively soft samples within highly weathered zones.

The major variations in terms of the rock hardness and rock properties occur as expected within a single transitional zone. The investigation indicates that material can vary from completely weathered soft material to unweathered freshrock. It is SRK’s view that the application of a mean density within the transitional zone is therefore not applicable as it could cause poor estimates of tonnage within the transitional zone.

SRK has therefore created a hardness surface to model the change from soft to hard material. The surface has been created in Datamine based on the drillhole samples by digitising a surface using information from the hardness codes in the database.

The measurements of hardness within MPa values has not been completed for all drilling in the database and has only been recorded during the 2007 / 2008 campaign. Therefore no hardness codes existed in the database prior to TDD078.

The drilling prior to TDD078 had some basic geotechnical logging but used a slightly different logging system. To subsitute the missing information for the purpose of creating the hardness surface SRK has established the relationship between the weathering codes used in the old and new systems. Based on the weathering codes and the lithologies estimated hardnesses have been assigned to old samples. The resultant database has been used to create a hardness plane within Datamine Software which lies at various levels within the transitional zone and is typically lower in the porphyry than in the sediments.

The final densities used in the resource model have been determined by zoning the samples with density measurments into the different rocktypes, oxidation state and appropriate hardnesses assigned to each zone. within Datamine Software using the various selection tools available. The zoned samples have been exported from Datamine and summary statistics calculated and the average densities assigned. The final densities used in the updated 3-D Resource models are summerised in Table 15-3.

Table 15-3 : Summary of SRK Relative Density Values for all Material Types

	Density (g/cm3)			Hardness (MPa)
Material Type	Porhyry	Sediment	Waste	Porhyry	Sediment	Waste
Upper Oxide	1.80	2.1	2.00	15	15	15
Lower Oxide	2.15	2.05	2.15	35	35	35
Transition (soft)	2.35	2.40	2.35	60	60	60
Transition (hard)	2.75	2.65	2.75	175	175	175
Sulphide	2.85	2.70	2.85	210	210	210

15.1.3              Descriptive Statistics of Assay Data

Summary statistics have been calculated for the different sampling phases and have been compiled in Table 15-4. The results of the analysis were compared for similarities and differences to determine whether the assay values could be combined for the modelling and estimation processes.

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Table 15-4 : Summary of raw statistics per sampling phase

Description	Number	Min	Max	Mean	Var	CoV
		(g/t Au)	(g/t Au)	(g/t Au)
Recent (Phase III cont) DD holes	24,534	0.01	121.00	0.36	3.75	5.44
Follow Up Drillhole Samples	25,677	0.01	280.00	0.70	7.74	3.95
1997/1998 Drilling Samples	8,884	0.01	310.28	0.95	16.79	4.31
All Trench	4,660	0.01	93.80	2.61	15.15	1.49
1997/1998 Adit Samples	1,610	0.01	52.44	3.06	18.95	1.42
Historical Adit Samples	13,328	0.01	157.70	3.56	25.61	1.42

The mean values of the data presented in Table 15-4 indicate that the trench and adit samples have significantly higher mean grades, which is due to the fact that they are preferentially located in the oxide material. The drillhole data which tends to have been lower mean grades have been drilled into all four material types (upper oxide, lower oxide, transition and sulphide) but preferentially into the transition and sulphide material. More recent drilling has a lower average grade owing to targetting the narrower and deeper intersections in Twangiza North thus incurring a greater proportion of waste samples.

Frequency plot and log grade values plotted against cumulative frequency for sample gold assays are shown in Appendix V to this report. Log transformed sample gold values are uniformly distributed over three distinct statistical groupings; medium and higher grade mineralised population and a low-grade population. In general the data sets are log normally distributed with positive skewness. The results indicate there is a natural break in the assay value trend that relates to the cut-off grade of 0.3 g/t Au.

15.1.4              Geological Interpretation and Lode Identification

15.1.4.1    Geological Wireframes

Research into the metal recoveries has indicated that the metal recoveries from different rock units is highly variable. The current metallurgical testwork suggest good recoveries can be achieved from the porphyry material when compared to the low recoveries in the sediment material. Due to the differences it is SRK (UK)’s view that confidence in the lithological model has a major influence on the Twangiza Resource. The primary data was plotted in plan and in section, initially as a means of data validation and finally for geological and mineralisation interpretation.

The geological aspects considered during interpretation were lithological and structural with respect to antiformal axis and some off set faulting. SRK(UK) has reviewed the geological data and concluded that the following geological factors will have a significant impact on the Mineral Resource and therefore must be included in the 3D block model:

•	Seperation of the rock-codes into porphyry and sediment rocktypes

•	Construction and extension of fault planes which impact on the mineralisation cutting the deposit.

•	Creation of oxidation surfaces to include upper oxide, lower oxide, hardness and top of fresh rock.

A number of the surfaces have previously been interpreted by Banro during the creation of existing Resource Model, but SRK(UK) has undertaken a major exercise of updating all the geological wireframes and extending the existing information to the limits of an expanded prototype required for pit optimisation. The oxidation and hardness surfaces have been created using single planes, while the porphyry zones have been modelled as 3D solids.

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To create the individual surfaces drillhole information has been loaded into Datamine and legends created for each parameter. To ensure consistency with the previous estimates the old wireframes have been used as a basis for the current interpretation. Sectional interpretation have been completed per drilling line (section). The average distance between section lines is in the order of 40 — 50 m within the main drilling and extends to approximately 150 m at the edge of the deposits. To ensure blocks are assigned the correct oxidation state for mine optimisation calculations interpretations have been extended to the east and west beyond the current drilling information based on interpretations. No drilling information exists at these outer edges and once the final pit has been designed it is recommended that the geotechnical properties of the rocks are reviewed to ensure sufficient information is available and drilling coverage is sufficent.

Figure 15-12 : Cross Section (along section lines) showing digitised interpretation of oxide contacts and lithology.

To create the 3D solid of the rock-types the decision has been taken to digitise the porhyry material and assume all other material to be sediments in a simplified geological model. Geological section supplied by Banro in the form of flitch plans have been utilised in combintation with scanned cross-sections. Sectional interpretation has been completed at an average of 40 – 50 m between sections within the main drilling, and extends to approximately 150 m at the edge of the deposits. Porphyry units have been modelled individually and then later combined into a single file.

The location of the hinge of the anticline is based on previous interpretations supplied by Banro geologist. The hinge zone plunges to the south and the porphyry material has been modelled accordingly. As the process interpretation progresses northwards through the deposit the hinge zone daylights above the current topography. At this point the interpretation

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has been changed from a single unit to east and west limbs of the anticline. In general the anticline becomes tighter as you move deeper into the sequence.

The location of North East – South West trending faults and East – West trending faults in the northern portion of the Twangiza Main deposit plays an important role in the structure of the anticline. Interpretation of the faults has been supplied by Banro and extended to intersect the main geological model by SRK(UK). Due to insufficient information beyond these faults the porphyry wireframes have been either terminated or offset based on the drilling information. In the Twangiza North portion of the deposit only the western limb has been wireframed at present.

Figure 15-13 : Screen Shot Showing 3D Plan of the Porphyry Wireframe showing boreholes and potential pit surface.

It is SRK(UK)’s view that the porphyry wireframe has a major impact on the mineralisation model and therefore additional attention to the 3D interpretation is required by Banro geologists to ensure an accurate interpretation is used in the final model as it can impact on both the mineralisation model and the metal recoveries used in the pit optimisation exercises. One area of concern is that the syncline to the east of the current anticline has not been interpreted as there is currently insufficient drilling; this could have an impact on the slope design.

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Figure 15-14: Screen Shot Showing 3D Cross Section of the Porphyry Wireframe showing boreholes and pre-feasibility design pit surface.

15.1.4.2    Mineralisation Wireframe

The mineralised domain perimeters were defined in the light of the available geological knowledge and statistically using 0.3-1.0 g/t Au sample cut-off mineralisation outlines. The plan interpretations (created by Banro) were intially used to colour code the different mineralised lodes. These lodes have been used as a basis for the construction of cross-sections based on a spacing of 40 – 50 m between sections within the main drilling, and extending to approximately 150 m at the edge of the deposits.  Depth extrapolation beyond the limits of drilling was carried out to ensure consistency in shape and orientation but in the light of available geological knowledge, a feature which is reflected in the classification of resource.

Leapfrog Software has been utilised to indentify consistent mineralised lenses and to assess the continuity of grade. The software has been run using an indicator of material above 0.3 g/t Au. To complete the exercise the sample points have been exported from Datamine and imported as sample points into the Leapfrog Software. An indicator has been assigned to material with gold values greater than 0.3 g/t, using a simple 1 or 0 indicator. Semi-variograms and search ellipses have been generated which are rotated into the general dip and strike of the deposit. Different anisotropies were tested until the most continous shape was created. The leapfrog wire frame created agrees with the historic interpretations of the mineralised zone and therefore has been used by SRK(UK) as a guideline during the construction of the mineralised strings per drilling section. This technique provides SRK(UK)

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with increased confidence in the potential ore / waste contacts between drillholes and in areas of relatively low sampling density.

Figure 15-15: Screen Shot displaying 3D Leapfrog interpretation of the Twangiza Orebody

The subdivision of deposit into zones is based on observed consistency of mineralisation. Two different styles of mineralisation are present with the Twangiza deposit and can be summerised using the following characteristics:

•                      Twangiza Main style mineralistion – Wider zone (up to 300 m wide in places), width increases towards surface within the transitional and oxided zones. At depth the mineralistion zones tend to be narrower and contain zones of low grade material (i.e. less than 0.5 g/t Au)

•                      Twangiza North style mineralisation – Thinner zones (10 – 30 m wide), mainly only found with the porphyry units and have a sharp contact between ore and waste material.

The mineralisation contact tends to be distinct at Twangiza North rather than transitional and therefore a hard boundary has been interpreted based on an economic cut-off of 0.5 g/t Au. In the upper portions of the Twangiza Main zone the contacts are more difficult to define and the mineralisation appears to be wider. A statistical analysis of the alteration pattern associated with the mineralisation and general visual appraisal suggests a natural cut-off at 0.3 to 1.0 g/t Au.

The Twangiza North style of mineralisation is a series of thinner zones. The main characteristics of the Twangiza North style orebodies is the strong relationship between the mineralised material and the lithology. The close relationship again stresses the requirement for an accurate geological model as changes in the geology could cause changes in the mineralisation model. The Twangiza North style mineralisation begins to the north of a faulted zone (northing 682800 N), beyond which mineralisation is limited to the porphyry.

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Figure 15-16 shows the current interpretation of the geometry and situation of each of the mineralised domains.

The mineralised domains have been assigned a numeric code. Attempts have been made to follow the strike trends of the major zones and to limit the number of mineralised zones (lodes). The main mineralisation zone has been defined as domain 2. The domains are stored in the model under the field KZONE which has been summarised in Table 15-5.

Table 15-5 : Summary of Kriging Zones used in the latest Block Model.

KZONE	Description
KZONE 1	Upper Oxide (cap)
KZONE 2	Main Mineralisation Zone
KZONE 3 – 6	Secondary mineralised Zones

Figure 15-16 : Typical Plan of the Mineralised Wireframes showing boreholes, geology and fault intersections.

15.1.5              Geological Block Model

To improve the geometric representation of the geological model a smaller prototype using a 10 x 10 x 5 m parent block has been created with sub-blocking  allowed along the

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boundaries to a minimum of 2.5 m along strike and 1 m across strike, and in the vertical direction. Further sub-blocking has been allowed at surface to accurately estimate the tonnage. Due to requirements for the pit optimisation model a single prototype has also been created to cover the entire area. The single prototype increased the processing time for block manipultions but provided a single model which has provided useful for other aspects of the project and mine design.

Table 15-6 : Details of Block Model Dimensions for Geological Model

Block edge	Origin	Block Size	Number of Blocks
Min X	692,000	10	290
Min Y	680,500	10	520
Min Z	1,400	5	260

Using the wireframe created and described in Section 15.1.4.1 a series of codes have been developed to describe each of the major geological properties of the rock types. Using these properties it has been possible to combine the data to produce a series of rock codes for the pit optimisation exercise. The following tables summarise additional fields created within the geological model and the codes used:

Table 15-7 : Summary of Fields used for flagging different geological properties

Field Name	Code	Description
LITH1	100	Porphyry
	101	Sediment

OXTRAN	1	Upper Oxide
	2	Lower Oxide
	3	Transitional
	4	Fresh Rock

SRKZONE	1	Twangiza Main
	2	Twangiza North

HARD	1	Soft
	2	Hard

HARDNESS	Variable (mpa)	As described in Section 15.1.2.2

The codes used in the final geological mode have been stored in numeric format based on a combination of the different codes shown in Table 15-7 under the new field “ROCK”. The hardness is currently not incorporated into the model code to reduce the number of rocktypes used which currently is 64 different rocktypes. The deposit has been split into two components based on a northing of 682,800 N, which approximately marks the change from Twangiza Main type mineralisation to Twangiza North mineralisation. For each numeric code a four / five digit alphanumeric has also been assigned which can be used as an alternative to describe the different rocktypes.

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Table 15-8 : Summary of final rock codes used in the 3D model exported for PFS Pit Optimisation

Twangiza Main

	Measured		Indicated		Inferred
	Porphyry	Sediment	Porphyry	Sediment	Porphyry	Sediment
Oxide 1	1001	1011	1002	1012	1003	1013
	MMPO1	MMSO1	MDPO1	MDSO1	MFPO1	MFSO1
Oxide	1021	1031	1022	1032	1023	1033
	MMPO	MMSO	MDPO	MDSO	MFPO	MFSO
Transition	1041	1051	1042	1052	1043	1053
	MMPT	MMST	MDPT	MDST	MFPT	MFST
Sulphide	1061	1071	1062	1072	1063	1073
	MMPS	MMSS	MDPS	MDSS	MFPS	MFSS

Twangiza North

	Measured		Indicated		Inferred
	Porphyry	Sediment	Porphyry	Sediment	Porphyry	Sediment
Oxide 1	2001	2011	2002	2012	2003	2013
	NMPO1	NMSO1	NDPO1	NDSO1	NFPO1	NFSO1
Oxide	2021	2031	2022	2032	2023	2033
	NMPO	NMSO	NDPO	NDSO	NFPO	NFSO
Transition	2041	2051	2042	2052	2043	2053
	NMPT	NMST	NDPT	NDST	NFPT	NFST
Sulphide	2061	2071	2062	2072	2063	2073
	NMPS	NMSS	NDPS	NDSS	NFPS	NFSS

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15.1.6              Valley Fill Model

In December 2006 an extensive evaluation program on the Mwana River “Valley Fill” was initiated. By the end of the December 2006 field season, 44 pit samples had been collected from the Mwana River valley (Appendix I).

The valley fill has been mapped and a number of samples taken from pits along 17 traverses. A cross sectional interpretation has been made for each traverse using a conservative estimate of depth. For each traverse, the cross sectional area has been used to generate an average thickness and this has been applied to the area of the fill outline represented by the traverse to give a volume estimate. A density of 1.5 t/m3 was determined by weighing dried samples. The weighted average grade of each traverse was determined from individual pit samples and applied to the tonnage represented by the traverse.

A set of drawings and calculations dated January 2007 detailing the evaluation method and the Mineral Resource estimate of the Valley Fill is attached as Appendix I. The Inferred Mineral Resource reported from the Valley Fill material at a 1.0 g/t Au cut-off is 0.132 million ounces of gold (0.985 million tonnes grading 4.16 g/t Au).

15.1.7              Topography, Artisanal Excavation and Oxide/Transition Sub-models

All relevant information has been coded in the model including geology, ore zone, and oxidation. Additional models were built that allow the insertion of various attributes such as above or below topography and excavations due to artisanal mining. Field inspection has indicated that extensive artisanal mining has occurred in the oxide zone of the Twangiza Main deposit.

During the recent exploration phase a LIDAR survey has been conducted, which proves useful when evaluating topography due to the dense data sampling (potentially 2 million points per square kilometre). A filtered down version of the file has been supplied to SRK(UK) by Banro and used to create a digital terrain model within Datamine to represent the current topography. The final oxide and transitional models have been assigned by linking the cross-sectional interpretations to form single surfaces within Datamine. These surfaces have been used during the zonation of samples and in creating the final block model.

15.1.8              Statistical Analysis of the Mineralised Data

15.1.8.1 Selection Of Composite Lengths For Statistics

Geological boundaries have been honoured during the selection of sample lengths. To ensure no bias exists in the compulation of the statistics and geostatistics a stanadard composite length has been defined. In using a regular composite length it ensures all samples will have the same support statistically. SRK(UK) has reviewed the sample lengths recorded in the database (Figure 15-17) and finds the mean lengths to be in the order of 1.0 – 2.0 m, with some sample lengths recorded as up to 34.0 m in the waste material. A total of 47.7 % of the database has sample lengths equating to 1 m, but at this length 28 % of the database have lengths in excess of the 1 m. Ideally samples should be composited up a longer length and not averaged out and sub-divided by selecting a composite length shorter than the original sample. Based on this principle SRK(UK) has selected to use a 2.0 m composite as 90 % of the database has samples less than 2.0 m in length.

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Figure 15-17 : Histogram of Sample lengths in Twangiza database

15.1.8.2 Summary Statistics and Histograms

Classical statistical techniques have been completed and the statistics presented are based on all the sampling information available at the time of modelling. Each of the individual zones has been assessed independently as illustrated from the summary statistics. On reviewing the summary statistics SRK(UK) has taken the decision for the statistical analysis to combine information from all the different kriging zones and to only subdivide zones based on the oxidation state.

Table 15-9 : Summary  statistics of 2 m composite

Field	N	Min	Max	Mean	Variance	CoV	Description
Au	40,714	0.01	135.92	1.62	10.57	2.00	All 2m Samples
Au	10,030	0.01	71.27	3.28	16.94	1.25	Upper Oxide
Au	4,867	0.01	69.00	3.33	16.21	1.21	Lower Oxide
Au	4,199	0.01	135.92	2.43	17.96	1.74	Transitional
Au	3,713	0.01	60.54	1.04	3.98	1.91	Sulphide
Au	10,030	0.01	71.27	3.28	16.94	1.25	KZONE 1
Au	10,939	0.01	135.92	2.63	15.37	1.49	KZONE 2
Au	375	0.01	14.90	0.93	2.03	1.53	KZONE 3
Au	1402	0.01	60.54	0.75	3.94	2.65	KZONE 4
Au	26	0.05	1.71	0.56	0.23	0.86	KZONE 5
Au	37	0.06	7.44	1.63	2.58	0.99	KZONE 6

The summary statistics show that the coefficient of variation (CoV) for ‘all selected samples’ is 2.00, which is reasonably high, indicating a degree of variability. Separating the data into composite samples for separate domains and zones, the CoV value for the oxide material is significantly lower at 1.25 and 1.21 in the upper and lower oxides respectively. In the transition and sulphide zones CoV values are higher indicating a higher degree of variability, which can be seen by the high maximums and lower means when compared to the oxides. In comparing the individual kriging zones the CoV for KZONE 2 to KZONE 3 are similar suggesting they can be combined for statistical analysis. The number of samples within the outer zones (KZONE 4 – 6) are relatively low and therefore have not been treated

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indepentently. In comparison the variable mean and variance for the various material types (oxide, transition and sulphide) allowed for them to be treated independently during grade interpolation.

The statistical distributions for each of the individual zones display similar properties and display neither normal or log normal distributions. The distributions tend towards log normal and show evidence of skewed (positive) distributions. The summary statistics per domain are shown below in Figure 15-18. The comparative histograms have been completed per element to allow visual comparison of the four oxidation domains. Histograms have been calculated in both normal and log space, with the cumulative percentage plotted accordingly.

Descriptive statistics were calculated and statistical graphs produced in both real and log space as a measure of assessing:

•                  The population characteristics of the mineralised grade distribution.

•                  Confirmation of the statistical domains, and possible combining of zones for geostatistics.

•                  The need, if any, to apply a top-cut during grade interpolation.

Figure 15-18: Comparative Histograms per oxidation domain

(a)	(b)

(c)	(d)

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(e)	(f)

(g)	(h)

15.1.8.3 High grade Capping

High-grade capping was applied based on the cumulative CoV and cumulative Mean plots. To create the plots the composites for the four individual zones have been selected and subdivided into the sample types (i.e. drillhole, trench or adit). The datasets have then been sorted from low to high and new fields have been created that records the cumlative mean and variance for all the samples. Using the information it is possible to determine the cumulative CoV for each of the zones.

Plots of the composite assay grades against the cumulative mean and cumulative CoV have been produced for each of the sample types within the different oxidation domains (Table 15-10). The plots can be used to distinguish the grades at which additional samples have significant impacts on the cumulative totals whose affect is considered extreme. Using this methodology top-cuts have been defined for each domain by reviewing the information from the different sample types.

Furthermore, the spatial occurrence of the extreme cut gold values was visually verified to determine if they formed discrete zones.

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Table 15-10 : Applied High-Grade Capping

DOMAIN	GRADE CAPPING (g/t)
Upper Oxide	20
Lower Oxide	25
Transition	20
Sulphide	10

Figure 15-19 : Example plot of cumulative mean and CoV for diamond drill composites in the Zone 2 Transition domain showing the significant increase in CoV beyond 20g/t assay value.

15.1.9              Geostatisical Analysis

Geostatistical analysis was carried out on the selected composite samples and for the various material types (upper oxide, lower oxide, transition and sulphide). Initially variographic analysis was completed to estabilish any directional anisoptropy. Based on the results of the semi-variograms the search ellipse dimensions required during grade interpolation and the kriging parameters have been optimised.

15.1.9.1 Semi-Variograms

Variography is the study of the spatial variability of an attribute (i.e. Gold grade).Variograms were produced for all modelled domains, based on the combined kriging zones. Variography on the individual bodies was attempted, but did not produce variograms of sufficient clarity to be modelled. In order to define variograms of sufficient clarity to be modelled, the data has been transformed via a Gaussian Transformation and the variograms calculated. In completing the analysis the following has been considered.

•   Determined the mean azimuth and dip of the orebody and any potential plunge and compared the results to the semi-variograms established.

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•   Calculate a fan of variograms in the horizontal plane to determine trends and patterns in the gold distribution.

•   Calculate and model the down-hole variogram of the composite gold values to characterise the nugget effect.

•   Calculate experimental semi-variograms within the plane of maximum continuity to determine the directional variograms for the strike, cross strike and down-dip directions.

•   Model the directional variogram for the trend of maximum continuity and its orthogonal direction.

•   Back transform the results to obtain the final parameters

Semi-variograms were estimated for each of the four oxidation domains described earlier.  Initally the data was transformed using the Discrete Guassian transformation algorithm.  Semi-variogram models were produced in this transformation for the experimental variograms and these models were then back transformed into the untransformed dataspace for use in the kriging routine.

Variograms were produced in the three principal directions along strike, down dip and across the strike (along hole).  The following figures show, as an example, the gaussian variograms produced in these direction for the Lower Oxide domain.  It is clear that the best variograms are produced from the along strike direction.  Those produced for the down dip directions are affected by the limited data extent in this direction.  The along hole variograms were used to establish the nugget variance and the search parameters in the “z” vector of the search ellipse.

Figure 15-20: Semi Variograms

Along Hole Gaussian SV, LO domain

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(b) Along Strike Gaussian SV, LO domain

Down dip Gaussian SV, LO domain

15.1.9.2 Block Estimation

The following table summarises the principal search parameters used for the grade interpolation.  Estimation was performed using an Ordinary Kriging routine in the Isatis software package.  Each of the four oxidation state domains was subdivided into a North and South domain to take account of the anisotropy identified during the semi-variogram analysis.  The north domain search was oriented with the major (x) search axis striking towards 340° and dipping 70° to the west.  The south domain search was oriented on the same plane but with a pitch on the plane of 31° towards 330° for the major search axis.

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Table 15-11:         Search Radius for Pass 1

Pass 1 parameters	UO domain	LO domain	TR domain	FR domain
Radius x (m)	120	120	120	100
Radius y (m)	40	40	40	30
Radius z (m)	20	20	20	15
Min No. Samples	2	2	2	2
No. Sectors	4	4	4	4
Max No. Samples	12	12	12	12
Descritization	10x10x5	10x10x5	10x10x5	10x10x5

15.1.10       Block Model Definiton and Grade Estimation

15.1.10.1               Block Model Setup

Each domain of mineralisation was considered independently for wireframing in such a fashion that simplicity of shape and size was maintained as far as possible. Block models have been created for mineralisation, lithologies and oxidation states by ‘filling’ the respective wireframes with rectangular blocks. Rocktypes have been assigned to each block based on the fields and descriptions in Section 15.1.5.

Block size for grade estimation has been assigned based on half of the 40 x 40m drillhole spacing for the current database. Therefore a strike - across strike - elevation configuration of 20 x 20 x 10 m was utilized for estimation purposes. Sub-blocking (subcelling) has been utilised to ensure blocks fit the wireframe defined.

Table 15-12 : Details of Block Model Dimensions for Grade Estimation

	Origin	Block Size	Number of Blocks
X	692,000	20	145
Y	680,500	20	260
Z	1,400	10	130

Bulk density was assigned to the block model based on the coded oxidation profile of upper and lower oxide, oxide/transition and transition/sulphide surfaces, accounting for the rock hardness within the transitional zone as per Table 15-12.

15.1.10.2               Grade Estimation

The wireframes were used as hard boundaries for the interpolations which were used to estimate grade values for the deposit. A two-pass approach was instituted for interpolation. Ordinary kriging (OK) was utilized for the first pass, and an inverse distance squared weighting was used for the second pass.  OK was selected as it allowed the measured spatial continuity to be incorporated into the estimate. The number of blocks affected by the second range is limited; approximatelty 90 % of the blocks within the current economic pit are estimated using the first search range. This approach has resulted in a degree of smoothing which is appropriate for the nature of the mineralisation.

The first pass employed a search ellipse which equates to approximately the semi-variogram range. The longest dimension of the ellipse was approximately equal to one of the range of the variogram. As the anisotropy ratio was quite high, the other two dimensions were set to 40 and 20 m in the oxide and transitional material. A minimum of 2 and a maximum of 12 composites  were used to estimate a block in the first two passes. The block discretization for the interpolations was 10 x 10 x 5. The second stage of estimation was to utilise Inverse Distance Squared Weighting. The search ranges in both cases have been orientated into the strike and dip of the deposit. The interpolation parameters are summarized in Table 15-11.

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Due to the limited sample populations in KZONE 5 to 7 it is SRK’s view that the application of  OK would not be appropriate. These zones have therefore been modelled using inverse distance squared weighting. The general anistoropy defined in the Geostatistical studies of the main zones were used to define the orientated search ellipses for these zones as they are consistent with the interpreted geolog`y of the deposit. A detailed summary of the interpolation parameters are summarized in Table15-11

15.1.10.3               Whittle Export

Prior to exporting the block model for the pre feasability study Pit Optimisation exercise the block model has been converted as Whittle requires a uniform block size. To complete the exercise a process is run with Datamine to regularise the blocks to a uniform block size. During the process the volume of ore and volume of waste have been calculated. A block size of 10 x 10 x 5 m has been selected for the export to Whittle.

Due to the differences noted in the metal recoveries between the different rocktpyes two stages of regularisation have been completed. The first regularisation calculated the ore percentage of material within the orezone and assigned the portions of blocks on the boundaries accordingly. The current plan is to initially only treat porphyry material where possible and therefore a second stage of regularisation has been completed to calculate the percentage or porphyry ore within each 10 x 10 x 10 m block has been completed. The results of the regularised models have been exported to GEMS Mining Software for the preparation of the final Whittle Export and Pit Optimisation excercise.

15.1.11       Mineral Resource Classification

In determining the appropriate classification criteria for the Twangiza deposit, several factors were considered:

•                  NI 43-101/CIM requirements and guidelines

•                  Observations from the site visit in 2008 and previous visits

•                  Experience with other gold deposits.

•                  Geological analysis and geological interpretation.

Classification has been carried out using a combination of drillhole spacing, slope of regression, geological and wireframe confidence and was applied to the model by digitizing a wireframe surface. Sections have been created based on an 80 m spacing with strings digitised for measured Indicated and Inferred limits.

Using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves, the mineral resources have been divided into Measured, Indicated and Inferred categories. The geological knowledge and interpretation, data density, data reliability and quality, and continuity of the mineralisation in areas where adits and drill holes were heavily developed and drilled respectively, have allowed the resource to be classified with higher confidence. Other criteria include the number of composites used in estimating block grade and variogram models and ranges of the first structure in the multi structure variogram  models.

In SRK(UK)’s classification:

•               Measured Mineral Resource consists of kriged model blocks which have been interpolated by data within 20 meters and are limited to the areas surrounding the adit sampling within the Twangiza Main proportion of the deposit, with extensions of 10 – 20 m below the deepest adit.

•                           Indicated Mineral Resources are those kriged blocks, which have been interpolated by adit and drill hole data using an average drillhole spacing of 40 x 40 m within the search area. A minimum number of points used to estimate a block grade has also been reviewed as have the search volumes and the slope of regression.

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•                           Inferred Mineral Resources are 3D model blocks but lying outside the search area estimated by ordinary Kriging and those blocks lying inside the 2nd search area of the OK estimation within the main zone (KZONE 2) which did not have the required number of points to estimate a block grade. The down dip extension of the Inferred Mineral Resources have been limited to 50 – 100 m from the Indicated boundary and to remove interpretations based on a single drillhole spacing of 150 m. Potential additions to resources within the pit have been coded as areas requiring additional drilling.

Figure 15-21 : Typical section through the Twangiza Main Deposit displaying classification

15.1.12       Cut-off Grade Derivation

The Mineral Resource statement given in Table 15-13 is quoted at a 0.5 g/t gold cut-off grade. Above this, the deposits have good continuity and this is considered a reasonable cut off grade for a Mineral Resource of this type based on the pre feasibility parameters.

To ensure the Mineral Resource has potential for economic extraction a pit optimisation has been completed using a favourable gold price of US$ 910 / oz gold and cost and technical parameters resulting from the pre feasibility study. The use of the pit shell allows SRK(UK) to state with confidence that the Mineral Resource has reasonable potential for the economic extraction.

15.2        Mineral Resource Statement

Table 15-13 and  Table 15-14 summarise the current estimated Mineral Resources for the Twangiza deposits, showing classification subtotals and oxidation subtotals respectively.

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Table 15-13 : Twangiza Mineral Resource Estimates @ 0.5 g/t Au cut-off (effective date: June 23, 2008)

Mineral Resource Category	Tonnes (Million)	Grade (g/t Au)	Ounces (Million)
Measured	16.7	2.59	1.39
Indicated	42.5	1.72	2.35
Measured & Indicated	59.2	1.96	3.74
Inferred	10.0	1.80	0.60

Table 15-14 : Twangiza Mineral Resource Estimates by Material Type @ 0.5 g/t Au cut-off (effective date: June 23, 2008)

	Measured			Indicated			Inferred
Mineral Resource Category	Tonnes (Million)	Grade (g/t Au)	Ounces (Million)	Tonnes (Million)	Grade (g/t Au)	Ounces (Million)	Tonnes (Million)	Grade (g/t Au)	Ounces (Million)
Oxide	11.3	2.76	1.01	5.2	2.00	0.33	2.1	1.29	0.09
Transitional	5.3	2.25	0.38	16.3	1.94	1.02	2.8	1.75	0.16
Sulphide	0.1	1.15	0.00	21.0	1.47	1.00	4.1	1.53	0.20

* Valley Fill							0.99	4.16	0.13

Appendix VII shows the drill hole model sections and model flitch plans of the resource model.

Furthermore, in December 2006 an extensive program of “Valley Fill” evaluation was initiated at  the Mwana River Valley, and by the end of the December 2006 field season, 44 “Valley Fill” samples had been collected from the Mwana River valley. Resource evaluation was initiated and completed in January 2007 for the Mwana River “Valley Fill”. A separate report on the evaluation methodology and estimates of the Mwana River “Valley Fill” is attached as Appendix I. The Inferred Mineral Resource reported from the “Valley Fill” material at a 1.0 g/t Au cut-off is 0.132 million ounces of gold (0.985 million tonnes grading 4.16 g/t Au).

15.2.1              Comparison to previous estimate

The drilling completed since the previous estimate has broadly confirmed the geometry of the mineralised bodies at Twangiza. SRK(UK)’s model is slightly tighter and therefore slightly higher grade than the previous model despite using a harsher cap on high grades; however in some areas the classification boundaries have been restricted where more drilling is required to provide better grade and/or lithological definition. Any changes in estimation method are not considered to have materially influenced the tonnage and grade that will be upgraded to Mineral Reserves in the prefeasibility study. SRK(UK) notes the following points with respect to Banro’s January 2008 Mineral Resource Statement:

•                           SRK(UK) has now reported the Mineral Resources using a cut off grade of 0.5 g/t gold to reflect the technical and economic parameters used in the ongoing prefeasibility study. This compares with the 1.0 g/t cut off grade used previously and has the affect of increasing tonnage and reducing grade somewhat.

•                           SRK(UK) has assessed the substantially larger database of density determinations now available and notes that densities in the model are some 15% lower in the upper oxide and soft transition domains compared with those used in Banro’s January 2008 estimate.

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•                           SRK(UK) also notes that lower high grade capping values have been used compared to Banro’s January 2008 model : in the oxide and transitional domains SRK(UK) has capped to 20 and 25 g/ gold compared to 32 g/t and in the fresh domain SRK(UK) has capped to 10 g/t gold compared to 20 g/t.

•                           SRK(UK) has implemented a stricter interpretation of the CIM Standards in order to determine a depth boundary below which the mineralisation model is not considered to have reasonable prospects of economic extraction. This approach is now considered best practice and is in line with the methods used by major mining houses in their public reporting.

•                           Whilst this has resulted in substantially lower Inferred Mineral Resources SRK(UK) can demonstrate that inside the same US$910 pit shell and using a 1.0 g/t gold cut off grade, SRK(UK)’s model is similar to Banro’s January 2008 model with a similar tonnage, a 10% higher grade and a 10% higher metal content when Measured and Indicated Mineral Resources are compared.

•                           SRK(UK)’s Inferred Mineral Resources in the pit are approximately half the tonnage of Banro’s January 2008 Inferred Mineral Resources in the same pit. Given the increased importance now associated with the lithological model SRK(UK) has extrapolated drilling data over shorter distances compared to the January model; this has resulted in a number of drilling targets within the US$910 pit shell. There remains the potential to upgrade the Inferred Mineral Resource should further drilling support SRK(UK)’s expectation of mineralisation continuing in these areas.

15.3        CONCLUSIONS AND RECOMMENDATIONS

15.3.1              Conclusions

The Mineral Resources are found within three deposits: Twangiza Main, which contains 87% of the total Mineral Resources; Twangiza North, which contains 11% of the total Mineral Resources; and the transported Twangiza Valley Fill deposit, which contains 2% of the total Mineral Resources.

This Mineral Resource estimate differs from Banro’s January 2008 estimate owing to some changes in approach, the more significant of which are described here:

Principally, SRK(UK) has restricted the Mineral Resource to a Whittle pit shell below which the mineralisation model is not considered to have reasonable prospects of economic extraction. This has resulted in a considerable reduction in Inferred Mineral Resources by excluding deeper parts of the deposit model. This approach is now considered best practice and is in line with the methods used by major mining houses in their public reporting.

Secondly, the cut-off grade now used is 0.5 g/t gold compared to 1.0 g/t gold previously used by Banro. This change results from economic and technical factors resulting from the current study; however, the effect of this has been offset by SRK(UK)’s slightly tighter wireframing and grade estimation parameters. Thirdly, slightly lower densities have been used in the weathered material based on a greater number of measurements than were previously available.

Other changes in the methodology refer to the techniques used to define the mineralisation and geological models. The introduction of a hard soft contact within the transitional material has led to a difference in the density values assigned to some portions of the weathered material. The new approach improves confidence in estimates of tonnage, densities and other parameters pertinent to  mine planning.

The June 2008 Twangiza Mineral Resource has been quoted at a lower cut-off grade which resulted in a 10% increase in Measured and Indicated tonnage at a 13% reduced grade for a 3.5% reduction in gold content. The pit restriction has resulted in a significant reduction in

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Inferred Mineral Resource given that deeper areas of fresh mineralisation are now considered unlikely to be mined economically assuming a US$910 /oz gold price.

There remains potential to increase and upgrade the Mineral Resource contained in the Pre-Feasibility Study pit, using Banro’s ongoing drilling and by using the CME drillholes. A number of flanking structures remain open along strike and these may add incremental oxide and transitional Mineral Resources if further drilling supports their extensions.

15.3.2              Recommendations

The following recommendations should be considered for the feasibility study resource model:

•                           Close spaced drilling clusters or crosses in three or four parts of the deposit to confirm short scale continuity of the mineralisation and to allow a conditional simulation to be completed if necessary.

•                           Infill drilling in the area below the adit data to a depth of  50 – 70 m below the surface where currently large portions of Indicated material rely on relatively wide spaced data. It is noted that these areas are difficult to access due to previous artisanal mining activity. Such infill drilling should strive to convert more Indicated Mineral Resource to the Measured Mineral Resource category to improve confidence in the early mine schedule affecting the project pay back period.

•                           Continued exploration along the flanks and on the eastern limb of the Twangiza anticline as it may provide additional Mineral Resources where gaps currently exist inside US$ 910 /oz pit limits and where extensions to sparse intersections flanking the deposit remain untested.

•                           Compliation of the geological and sampling database into a secure database system and move away from storage of files in Microsoft Excel.

•                           Update historical drill logs and complete basic recoding of historical logs where possible using the current protcols. The aim of this programme would be to ensure all data captured from diamond core drilling is in one format.  Attention should be paid to the critical factors for the Mineral Resource model including rocktypes, oxidation codes, weathering and hardness. The updated data should be integrated into the database so all data is accessable from one location where possible.

•                           Inclusion of the 20 CME boreholes (drilled 1997 /1998) not used in the current estimates.

•                           Onsite review of the geological wireframes by site geologists. The rocktpye field is extremely important at Twangiza in the estimating the recoverable resources, due to the variable recoveries within the transitional and fresh rock for porphyry and carbonaceous metasediments. SRK(UK) can supply training if required on wireframing techniques and requirements for the next phase (feasibility study) of work and the potential impact of changes in the wireframes.

•                           Extension of the geological wireframes and interpretations beyond the current pit design. The current porphyry wireframes lie mainly within the current pit limits. A syncline to the east of the Twangiza Anticline has been noted from deposit scale mapping. Interpretations should be extended to confirm the location of the hinge zone for the syncline as it could impact on the pit slope design.

•                           Introduction of dates into the capture of quality control which will aid reviews across multiple standards. Current investigations are live and problems should be addressed at the time, but will help aid in monthly / quarterly reviews.

•                           The Valley Fill Mineral Resources are currently classified as Inferred Mineral Resources, therefore more drilling / sampling will be required before it can be included in the mine plan.

•                           To date the focus of the sampling has been for resource estimation purposes based only on gold assays inside the mineralised zones. Other factors such as sulphur levels in the waste rocks will be important and should be modelled in the Feasability Study.

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15.4              MINERAL RESERVE ESTIMATES

See section 16.8.5 of this report.

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16.       OTHER RELEVANT DATA AND INFORMATION

16.1              GEOTECHNICAL INVESTIGATION AND SLOPE STABILITY ANALYSIS

16.1.1              DEPOSIT SCALE GEOLOGY

The Twangiza Property comprises a series of greywackes, siltstones, mudstones, shales, quartzites, schists and conglomerates, which have been intruded by calc-alkaline granites.  This sequence was folded into a composite anticline (Twangiza Anticline) then intruded by intermediate to mafic sills and modified by sub-parallel shear zones and numerous faults. The main part of the Twangiza Deposit is located at the crest of an anticline which strikes approximately NNW-SSE and plunges at 15o to 45o to the SSE.  The deposit is cut by a number of large faults, which significantly alter the structure and define different structural zones to the proposed open pits. Faults strike approximately NE-SW and ENE-WSW, and though their dip is modelled as sub-vertical their true attitude is poorly understood at present, since they have been inferred from relatively widely spaced drilling rather than actually mapped in the field. The main effect of these faults is that the main plunging anticline structure only appears in full in the southern portion of the deposit. North of the fault, only the western limb of the anticline is encountered, presenting simply a series of strata units dipping very steeply to the WSW. The faults are upthrown to the north and this results in deeper units being exposed, with different mineralisation profiles. At present, those parts of the deposit north of the main faults have not been investigated to the extent of the main anticline structure to the south and this has resulted in significantly shallower open pits being modelled in this area. One other important structural feature that will have a potential effect on the open pit geotechnical design is a syncline that occurs in the main eastern limb of the anticline in the northeast corner of the main southern area. Again, there is a lack of closely spaced drilling in this area and so the geology is not particularly well-defined. Further work in this part of the deposit will be an important aspect of the Feasibility Study so that the design can be adjusted if necessary. The geology of the Twangiza deposit in discussed in more detail in the geological report. A series of cross sections perpendicular to the strike of the orebody and a longitudinal section though the southern part of the deposit are presented in Appendix VIII, showing the basic geological structure.

16.1.2              ENGINEERING GEOLOGY

The bedrock units within the Twangiza area comprise predominantly carbonaceous mudstone (shale), mudstone, siltstone, sandstone and conglomerate, intruded by intermediate to basic, feldspar porphyry and mafic porphyry altered sills. There are also numerous quartz veins throughout the sequence and also zones of hydrothermal breccias. The bedrock units are overlain by transported and residual soils of varying thicknesses. The engineering properties of the various material types are described briefly below.

16.1.2.1 Transported Soils

These are generally described as ‘undifferentiated soils’ and comprise topsoil, subsoil and colluvium’. They are mostly between 2 and 5 metres thick, but occasionally up to 10m (eg. in borehole TDD162).

16.1.2.2 Residual Soils

Saprolite, or residual soil, occurs over a large part of the deposit, attaining maximum thicknesses on the flanks of the main hill to the south. Saprolite comprises completely weathered to highly weathered clastic or volcanic units, such that the materials behave as an engineering soil, usually a stiff sandy silt or clayey silt, depending on the parent rock. In most instances the structure of the parent rock is visible, and occasional relict quartz veins or less highly weathered ‘corestones’ of harder rock are encountered, completely surrounded by the soil-like material. The saprolite has not been included in the rock mass classification, nor

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have any strength or material property tests been carried out at this stage. This will be an important aspect of the feasibility study, in order to get a better understanding of the strength and behaviour of the saprolite once it has been excavated. Typically, saprolite may have reasonable soil strength (stiff to very stiff) and may dry to form a hard clay. However, they are also generally prone to erosion from surface water run-off and the materials can disaggregate quickly in these conditions. A better understanding of the behaviour of the saprolite for will depend on the physical properties as determined by laboratory testing.The following Table 16-1 shows a selection of the main soil thicknesses around Twangiza, specifically those intersections that relate to the likely position of the pit walls. It can be clearly seen that the greatest thickness of engineering soils is encountered along the eastern flank of the main southern part of the orebody. A full record of these depths has been included as a surface in the geology model, since it has an important effect on the distribution of geotechnical zones around the site.

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Table 16-1: Depth of transported and residual soil at Twangiza

Borehole ID	Depth of Soil (m) - Transported + Residual	Average Depth for model (m)	Orebody/Pit Sector
TDD085	10.97		South Pit – South Section	West flank
TDD183	12.22	12		West flank

TDD079	1.57			Central Hill
TDD082	0.00			Central Hill
TDD186	4.94			Central Hill
TDD188	18.71			Central Hill
TDD189	2.48			Central Hill
TDD191	0.22			Central Hill
TDD192	0.50	4		Central Hill

TDD080	57.35			East flank
TDD081	43.20			East flank
TDD090	44.75			East flank
TDD093	28.24			East flank
TDD182	37.41			East flank
TDD184	30.33			East flank
TDD187	24.60	38		East flank

TDD091	15.06		South Pit – North Section	West flank
TDD101	14.01			West flank
TDD128	7.08			West flank
TDD166	2.40			West flank
TDD172	3.44			West flank
TDD174	2.43	7.5		West flank

TDD190	18.68	19		Central Hill

TDD117	16.13			East flank
TDD180	18.41			East flank
TDD185	10.09	15		East flank

TDD086	16.88		North Pit	West flank
TDD088	14.13			West flank
TDD110	15.38			West flank
TDD151	13.39			West flank
TDD154	7.98			West flank
TDD155	8.42			West flank
TDD161	17.71			West flank
TDD162	10.00	13		West flank

TDD134	3.44	3.5		East flank

16.1.2.3    Bedrock Engineering Geology and Weathering Profile

In engineering terms, there are few differences between the different lithologies in terms of strength, weathering potential, fracture frequency, and fracture condition. Mudstones generally show weaker intact rock strengths. The strata are encountered as interbeds of generally between 1 and 5 metres thick, occasionally up to 8 or 10m thick. For the purposes of geotechnical assessment, they have therefore been grouped together. The porphyries have been modelled for the geological orebody assessment, which has also been helpful for the structural geotechnical assessment, since it helps define the overall structure relative to

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the proposed open pits. The different properties of the different material are presented in the rock mass assessment in Section 5.

The main differentiator in terms of geotechnical modelling is the degree of weathering, which essentially defines the main geotechnical zones. Whilst the different lithologies have slightly different weathering profiles, broadly the weathering has been defined as a series of zones that are independent of the rock type. The geological model defines three main zones, which broadly correspond to geotechnical definitions of weathering as follows:

•                  Oxide – Moderately Weathered & some Highly Weathered

•                  Transition – Slightly Weathered,  and

•                  Sulphide – Unweathered (Fresh)

•

•                  The geotechnical definitions of the contact between the Oxide and Transition zones, and between the Transition and Sulphide zones are broadly similar to those defined by the geology model, but the exact splits have been separately determined by the geotechnical assessment of the core and the logs. However, for the purpose of geotechnical analysis, the geological model has been used, with one important exception, the inclusion of the ‘Soil’ zone. This fourth main zone which has been introduced as a result of the geotechnical assessment corresponds to the following geotechnical weathering categories:

•

•                  Soil – Completely and Highly Weathered (Saprolite), including transported soil

•

•                  In some places, particularly along the eastern flank of the main south orebody hill, the ‘Soil zone’ essentially replaces the Oxide zone, or reduces it to the extent that there is only a very thin layer of Oxide zone between the Soil and the Transition zone.

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16.2              MINING ASPECTS

The modelling of the geology carried out so far has resulted in the formation of two distinct geological zones, Twangiza North Zone and Twangiza South Zone, which are bounded by faults, as described in Section 16.2 above. The modelling of the mineralisation has resulted in two open pits. The Southern Pit can be split into two main sections, the South Pit – South Section, which contains the bulk of the southwards plunging anticline and the bulk of the mineralization, and the South Pit – North Section, which contains the western limb of the anticline and geologically is part of the Twangiza North Zone. The mineralisation between the South Pit - North Zone and the North Pit is at present insufficiently defined to be included in the mineable reserves, but the structure does not change significantly between these two areas. The South Pit – South Zone also contains the deepest mineralization in the reserves and thus the proposed open pit in this area has slopes up to 300m high on the eastern side. North of the fault dividing the Twangiza South and North Zones, the mineralisation that falls into the current reserves is much shallower, and hence the open pits are shallower, with slopes on average around 100 to 180m high on the western side. In this respect the focus of the geotechnical studies will be in the South Pit - South Zone.

However, the topography changes significantly between the North Pit and the South Pit, and this will have an important effect on the geotechnical design. The South Pit will be formed within a large hill, with an elevation above the surrounding ground level of up to 300m. This hill gradually reduces in height to the north, where the mineralization is encountered within a valley, with hillsides of up to 140m above the floor of the valley and subsequent pit slopes of up to 250m high.  This valley configuration means that significant pit slopes are likely to be formed up the hillsides, and this is also an important area for the geotechnical assessment.Cross-sections through the deposit, from south to north, are presented in Appendix VIII. All the pit profiles shown in Appendix VIII use the general slope angles provided as part of the scoping study carried out in June 2007 and are not practical pits, neither taking into account the slope angles resulting from this study, nor taking into account ramps and haulroads, etc.

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16.3              GEOTECHNICAL STUDY PROGRAMME

16.3.1              Geotechnical Drilling

•                           There has been no specific geotechnical drilling programme. All geological resource boreholes are now logged geotechnically on a routine basis and SRK(UK) carried out training of the Banro on-site geologists in geotechnical logging techniques in 2007. Geotechnical logging has been carried out on all holes since TDD078, which commenced in February 2007. For the purposes of this pre-feasibility level study, all holes up to TDD192 were assessed. All the holes are orientated and drilled using triple tube wireline techniques. Drilling and geotechnical logging is continuing.

•

•                           A plan showing the location of all the boreholes is presented in Appendix IX.

•

16.3.2              Geotechnical Logging and Rock Mass Classification

The geotechnical logging of the borehole core has been designed to provide parametric inputs to Laubscher’s Mining Rock Mass Rating (MRMR) system. In addition, by means of core orientation, the orientations of the main discontinuity sets in the rock mass are measured. No field or laboratory testing has been carried out at this stage of the project, and as such all the inputs to the MRMR are field estimates carried out during the logging process.

The MRMR classification system is a useful and robust method of utilising all of the relevant rock mass parameters to assist with open pit slope design.  It is regularly used in open pit mining both from initial scoping studies through to full mine production. The system of core logging divides the core into geotechnical intervals, the geotechnical interval being a contiguous zone of core that will be expected to have the same engineering behaviour when exposed within the walls of the open pit excavation. The parameters that will influence the engineering behaviour of each zone are as follows:

•                  Rock Quality Designation (RQD);

•                  quantity of matrix/rock mass defects, that is, faults, shear zones, intense fracturing and zones of deformable material;

•                  quantity of solid core recovered or observed;

•                  intact rock strength/hardness (IRS);

•                  degree and nature of rock weathering;

•                  relative orientation of structures to the core axis or true orientation;

•                  spacing between the apparent sets of structures and true spacing (Js);

•                  total number/density/frequency of structures (FF);

•                  condition of structures, i.e. roughness profile, wall alteration and infilling (Jc); and

•                  ground water conditions.

Each parameter is measured and assessed during the geotechnical core logging and, in accordance with the MRMR system, is allocated ratings within the following ranges:

•	IRS (Intact Rock Strength)	0 – 20
•	FF (Fracture Frequency)	0 – 40
•	Jc (Joint Condition)	0 – 40

The parametric ratings are summed for each geotechnical zone to give a rock mass rating value in the range 0-100, where 0 indicates an extremely poor and weak rock mass and 100 indicates an extremely good and very strong rock mass. This rating is an in-situ or undisturbed rating. As a result of the physical processes that the rock mass is exposed to during and after excavation the rock mass rating is adjusted to take account of the expected mining environment, namely the influence of weathering, structural orientation, induced

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stresses and blasting.  The adjustments to the in-situ MRMR are introduced in recognition of the type of excavation proposed and the time dependent behaviour of the rock mass.

The possible percentage adjustments are as follows:

•                  Weathering           30 – 100%

•                  Orientation            63 – 100%

•                  Induced stresses    60 – 120%

•                  Blasting                 80 – 100%

Although the percentages are empirical, the principle has proved sound and, as such, it forces the geotechnical engineer to allow for these important factors during the design process.  In effect, the anticipated deterioration of the rock mass and loss of strength, once exposed in the mine environment, is provided for in these adjustments.

From the adjusted MRMR’s it is possible to derive empirically an approximate overall slope angle for the rock mass. The range of indicative overall slope angles (IOSA), as determined from the MRMR ratings is shown in Table 16-2.

Table 16-2 : Indicative Overall Slope Angles

MRMR	100	90	80	70	60	50	40	30	20	10	0
IOSA	>75	75	70	65	60	55	50	45	40	35	<35

The MRMR may also used for the determination of indicative bench stack angles (IBSA), using the IBSA chart shown in Figure 16-1.

It is important to note that the Soil Zone is specifically not included in the RMR assessment, since its engineering behaviour is not related to the interaction of blocks of rock bounded by discreet defects, such as joints and faults. Engineering soil materials are recoded as ‘Non-RMR’ intervals within the geotechnical logging system and the properties of these materials must be assessed differently, as discussed in Section 16.3.2 above. Relict structures, such as faults, can still have a major influence on the behaviour of the soil zone, since they may act as pathways for water or as preferential zones of weakness, but they must be assessed separately.

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Figure 16-1: IBSA Chart

The chart in Figure 16-1 shows that the IBSA varies according to the slope height being studied, as well as the Factor of Safety that is being considered for the design.

16.3.3              Analysis Methodology

Since there has been no previous open pit mining (except for artisanal excavations in the weathered rock), only poor surface exposure of the weathered rock mass in the core of the deposit and virtually no exposure of the rocks surrounding the deposit, the data required to determine slope design parameters must be derived primarily from the geotechnical information collected from the core logging. In order to determine design slope angles for the Twangiza pits the following procedure has been adopted:

•                           The core in each borehole has been sub-divided into geotechnical zones based on the information provided in the geotechnical and geological logs.

•                           The parametric logging data for each zone has been summed (in the case of core recovery measurements and number of joints) or averaged (in the case of rock strength and joint condition description).

•                           The geotechnical logging information has been input to a database that automatically calculates the Laubscher RMRs and adjusted MRMRs for all the geotechnical intervals. Indicative overall slope angles have been derived from the MRMR’s.

•                           Pit geotechnical domains corresponding to weathering grade have been defined.

•                           Weighted average MRMR vales have been calculated for each domain and these values have been used to estimate design overall and inter-ramp slope angles.

•                           Limit equilibrium slope stability analyses have been carried out on representative cross sections using empirically determined rock mass strength parameters derived from the logging data.

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•                           The orientated joint data have been analysed using stereographic methods to determine the potential for large scale and bench scale kinematic instability.

•                           Estimates of the shear strength of the joints have been used in the assessment of kinematic instability potential.

This methodology has resulted in the development of preliminary slope designs that take into account both rock mass and ubiquitous structural conditions.

Further details of the rock mass stability analyses and kinematic stability analyses are presented below.

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16.4              RESULTS OF GEOTECHNICAL ASSESSMENT

16.4.1              Derivation of Rock Material and Rock Mass Properties

The borehole logging has been used as the primary input to the assessment of the rock mass and material properties. All the properties have either been measured or estimated from the recovered core, as discussed in Section 16.3.2. The logs were initially divided up into geotechnical zones according to weathering profile (completely weathered to unweathered) and rock type. MRMR values for the different lithologies were compared and they were found to be broadly similar. For the purposes of the analysis, the weathering profiles were grouped together to conform to the geological modelling groups of Oxide, Transition and Sulphide, as explained in Section 16.1.2.3. Table 16-3 shows the results of the rock mass classification by rock type for the different weathering zones.

Table 16-3: Summary of Weighted Average RMR and MRMR

Geotech Zone	RMR	MRMR	IOSA	IRS	FF
Oxide
Conglomerate	41	37	49	45	4
Carbonaceous Mudstone	38	32	46	68	7
Fault Breccia	17	15	38	15	6
Feldspar Porphyry	27	24	42	30	6
Mafic Feldspar Porphyry	41	37	48	51	4
Mudstone	30	27	44	23	7
Quartz Vein	36	33	46	240	36
Sand (alluvial)	41	37	48	50	4
Siltstone	40	36	48	82	9
Sandstone	42	38	49	107	6
Average	35	31	45	49	7
Transition
Conglomerate	68	61	61	126	3
Carbonaceous Mudstone	49	38	49	161	6
Feldspar Porphyry	52	46	53	140	5
Hydrothermal Breccia	55	49	55	88	3
Mafic Feldspar Porphyry	53	48	54	137	4
Mudstone	42	38	49	81	7
Siltstone	53	47	54	180	6
Sandstone	53	47	54	147	5
Average	50	42	51	154	6
Sulphide
Carbonaceous Mudstone	64	46	53	210	3
Feldspar Porphyry	71	63	62	212	2
Hydrothermal Breccia	62	56	58	194	3
Mafic Feldspar Porphyry	71	64	62	214	2
Mudstone	63	56	58	206	3
Quartz Vein	100	90	75	240	0
Siltstone	66	59	60	228	3
Stone Line	49	44	52	200	7
Sandstone	68	61	61	214	3
Average	66	52	56	213	3

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The MRMR reports for all the boreholes, by geotechnical zone and by lithology, are presented in IX.

Notwithstanding the broad similarity between the different rock types, the general thickness of the beds of between 3 and 5m means that practically it would be difficult to be selective in construction of pit faces, especially considering that the strata will strike obliquely to the pit walls. The MRMRs were therefore averaged for the Oxide, Transition and Sulphide Zones, without distinguishing between lithologies.

The graph in Figure 16-2 shows the range of RMR and adjusted MRMR values for the three weathering zones.

Figure 16-2: Graph showing range of RMR and MRMR values for different weathering zones

Average MRMR vs Average RMR

Based on the geological distinction between Twangiza South and Twangiza North Zones, the MRMR assessment also looked at whether there was a case for further dividing up the deposit into similar geotechnical zones. The results are shown in the graph in Figure 16-3.

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Figure 16-3: Graph showing variation of RMR and MRMR with different pit sectors

Average MRMR

The lack of any distinct difference between the three areas or the different lithologies resulted in RMR, MRMR and IOSA values being derived for the entire deposit, for the three main rock weathering zones, as shown in Table 16-4 below.

Table 16-4:    Table showing final average RMR, MRMR, IOSA, Intact Rock Strength (IRS) and Fracture Frequency (FF) values derived from the borehole logging process

Geotechnical Zone	RMR	MRMR	IOSA (°)	IRS (MPa)	FF/m
Oxide	35	31	45	50	7
Transition	50	42	50	150	6
Sulphide	66	52	55	200	3

The final adjustment of the IOSA from the MRMR was based on practical slope design requirements and the fact that considering the nature of the core logging estimates, slope angle recommendations cannot realistically at this stage of the project be any more reliable than to the nearest five degrees. Similarly the final IRS values are broadly rounded up to the nearest 10MPa, which is consistent with the field estimates used to assess strength.

The figures in Table 16-3 show that the rock mass is generally of ‘Poor’ quality in the Oxide Zone, of ‘Fair’ quality in the Transition Zone and of ‘Good’ quality in the Sulphide Zone. This is consistent with the observed results from the boreholes and in the field. It must be remembered, of course, that the Soil Zone which lies on top of the Oxide Zone does not constitute a rock mass and will require excavation at angles significantly shallower than the IOSAs shown for the rock masses. In addition, in some areas the Soil Zone is relatively thick (see Table 3-1 and Cross-Sections WD-40 to 46 in Appendix VIII) and will contribute significantly to the overall slope angle.

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16.4.2              Estimate of Rock Mass Shear Strength Parameters

Shear strength parameters for the rock mass have been estimated for each unit using the Hoek-Brown empirical strength criterion. Because the strength of the rock mass is dependent on the degree of confining stress applied to it at any point behind the slope face, a non-linear shear strength relationship has been defined for each weathering zone. The main input parameters required are:

•                           Intact rock strength, for which weighted average values for each weathering zone have been calculated based on the field estimates (Table 16-4).

•                           Geological Strength Index (GSI), for which weighted average values for each weathering zone have been estimated based on the unadjusted RMR values, shown in Table 16-3. Whilst there is no direct correlation between the Laubscher RMR (nor for that matter, the Bieniawski RMR) and the GSI, the principle of the two classifications are broadly similar and take into account similar properties, being the scale of the rock blocks and the condition of the discontinuities, and the use of the RMR correlated to GSI is therefore considered acceptable at this level of study.

•                           A material constant of the intact rock – mi. High values of mi define brittle rock, whilst low values define more ductile rock material. As part of their criterion, Hoek and Brown have supplied mi values for a range of generic sedimentary, igneous and metamorphic rock types, which have been used in this assessment.

•                           The D value, which is the disturbance factor. This is a factor which accounts for the disturbance and strength reduction of the in-situ rock mass by blasting. A ‘D’ factor of 0.7 is applicable for free dig material. A ‘D’ factor of 1 indicates maximum disturbance by blasting and is appropriate for open pit conditions.

The shear strength estimates for the different geotechnical weathering zones and the different pit areas have been calculated using the RocLab computer programme. The full results are presented in Appendix X and summarised in Table 16-5 below.

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Table 16-5: Results of Estimates of Rock Mass Shear Strength

Oxide

Hoek Brown Classification
UCS (MPa)	49
GSI	35
mi	10
D	1
Ei	18471
Unit Weight (MN/m3)	0.021

Failure Envelope	South Pit - South		South Pit - North		North Pit
Range	East	West	East	West	East	West
Slope Height (m)	60	30	72	74	106	156
Average Mohr-Coulomb Fit c
(MPa)	0.160	0.110	0.175	0.175	0.215	0.270
phi (degrees)	27	32	26	26	23	21

Transition

Hoek Brown Classification
UCS (MPa)	154
GSI	50
mi	11
D	1
Ei	58507
Unit Weight (MN/m3)	0.027

Failure Envelope	South Pit - South		South Pit - North		North Pit
Range	East	West	East	West	East	West
Slope Height (m)	122	52	97	114	168	234
Average Mohr-Coulomb Fit c
(MPa)	0.800	0.540	0.710	0.770	0.940	1.120
phi (degrees)	38	44	40	38	36	33.0

Sulphide

Hoek Brown Classification
UCS (MPa)	213
GSI	66
mi	10
D	1
Ei	81120
Unit Weight (MN/m3)	0.028

Failure Envelope	South Pit - South		South Pit - North		North Pit
Range	East	West	East	West	East	West
Slope Height (m)	311	160	115	159	220	286
Average Mohr-Coulomb Fit c
(MPa)	3.015	2.450	2.270	2.450	2.680	2.930
phi (degrees)	41	46	48	47	44	42

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It can be seen that whilst there is little variation geotechnically between the different pit areas, the shape of the pits relative to the surrounding topography will have an effect on the average shear strength of the materials in the different areas. This is accounted for in the slope stability analysis, but it important to show that there are differences in strength and that this may affect the design.

16.4.3              Estimate of Soil Zone Shear Strength Parameters

There is currently no field or laboratory testing data to aid the assessment of the shear strength of the saprolite and transported soil zones at Twangiza. Based on the limited descriptions provided by the logging and the observations in the field, the following shear strength parameters have been estimated for use in the stability analysis at this stage.

Table 16-6: Estimated Soil Zone shear strength parameters

Angle of Friction – (°)	Cohesion (kN/m2)	Unit Weight (kN/m3)
25	50	18

A key feature of the feasibility study will be a comprehensive assessment of the Soil Zone material strengths.

16.4.4              Structural Interpretation

As part of the geotechnical logging process, as much core as possible has been orientated. The alpha and beta angles of each orientated fracture within the core have been recorded and these have been converted to actual dip and dip direction values. The orientation data have been split into the weathering zones of Oxide, Transition and Sulphide, for the North and South Zones, appropriate to the change in structural geology. In addition, an assessment of the fracture condition has been carried out based on the direct logging data, but no distinction has been made between the different pit areas, in the same way as for the MRMR assessment.

Graphs showing the variation of joint condition for small-scale shape, infill type and infill thickness are presented in Figure 16-4 below.

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Figure 16-4: Fracture Infill Type and Quality, by Weathering Zone

The graphs show that there is a general even distribution of weaker and stronger fills within the Oxide and Transition Zones, but with stronger fill and no infill predominating in the Sulphide Zone, as would be expected. The small-scale roughness of the fractures is shown in the graphs in Figure 16-5 below.

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Figure 16-5: Fracture Small-Scale Roughness, by Weathering Zone

The graphs show a clear bias towards rough planar and rough undulating fractures, with a minor population of rough stepped, smooth planar and smooth undulating. There are very few polished or slickensided fractures logged.

In terms of large scale shape, which also has an effect on the stability of the rock slopes, the borehole logs can not really provide a very good indication of whether the fractures are straight, slightly undulating, curved, wavy unidirectional or wavy multidirectional. Without mapping information to confirm this, the more conservative situations, of generally straight or slightly undulating fractures, has been chosen.

The openness of fractures, either filled or unfilled has also been assessed, and is presented in Figure 16-6 below.

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Figure 16-6: Fracture infill/aperture thickness, by weathering zone

The graphs clearly show that the vast majority of fractures are relatively tight, with either no infill or minor infill, but that there is also a significant population of fractures with thicker infill. In order to assess the potential for structurally controlled failure of the pit walls, a preliminary analysis of the orientation of the discontinuities measured in the boreholes has been carried out. The results of this analysis have been used to provide additional input to the overall slope design based on the MRMR assessment. The analysis has been carried out stereographically, using the computer programme DIPS, to give a broad assessment of the kinematic potential of planar, wedge and toppling failure within the planned pit slopes.

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Considering the large quantity of data recorded and accounting for the natural variability of the measurement process, taking into account the small scale of the planes being measured (approximately 60mm core diameter), there is a huge scatter of poles in the stereoplot. The data was spilt between the Twangiza South and Twangiza North Zones, because of the large scale structural change from the plunging anticline in the south to the steeply dipping western limb only in the north. The stereoplots in Figure 16-7 below show the poles to the planes measured for both zones, and the main sets identified.

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Figure 16-7: Example Stereonets from Twangiza Main and north Zones, showing wide scatter of poles for filled joints

Twangiza Main Zone. (Infill codes: 1-Poor, 2-Fair, 3-Good, 4-Very Good)

Twangiza North Zone

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There are few apparent differences between the main geotechnical zones, with the NNW-SSE strike of the strata being clearly picked out in both plots. A strong cluster in the northern part of the Twangiza Main plot would be expected, to represent the SSE plunging strata in the anticline, but this is not apparent. What is apparent in both plots is a strong NNW-SSE striking population of more shallowly dipping structures, preferentially dipping to the ENE. In addition, there are also strong populations perpendicular to the main strike of the strata, with fractures with medium to shallow dips to the NNW and to the SSE. There are also significant groups of poles that are oblique to the main strike of the strata. Despite the large scatter, there does appear to be a good general pattern of bedding-parallel fractures and orthogonal joints sets that are both parallel and perpendicular to the bedding. The main clusters of poles have been broadly grouped into sets, as shown in Table 16-7 below.

Table 16-7: Main fracture sets derived from clusters of poles in stereoplots

Twangiza Main

		Dip	Dip Direction
Set	1	74	259
Set	2	66	300
Set	3	26	347
Set	4	22	71
Set	5	31	179
Set	6	71	195
Set	7	62	343
Set	8	81	81

Twangiza North

		Dip	Dip Direction
Set	1	76	255
Set	2	54	135
Set	3	79	80
Set	4	53	339
Set	5	18	13
Set	6	59	191
Set	7	59	26
Set	8	35	271
Set	9	73	293
Set	10	13	176
Set	11	45	79

Plotting the poles based on the type of infill as shown in Figure 16-6, does not show any significant bias between one set or another, with infill types 1 (kaolinite) and 2 (chlorite and limonite) being evenly distributed across the plots. More detailed work needs to be carried out on different sectors of the pit, once the geological model has been better defined, to attempt to reduce the scatter and better define the main sets that are likely control stability in different areas.

16.4.5              Hydrogeological Factors Affecting Slope Design

Specific hydrogeological data was not available to support the geotechnical analysis at the time of this prefeasibility study analysis being carried out. Hydrogeological data is being gathered as a significant part of the study and it will most probably have a significant effect on the stability of the open pit slopes, especially where high pressures are developed and where weaker materials are exposed. Preliminary piezometric levels have been estimated based on an assessment of the topography and the weathering profiles. Essentially, for pre-feasibility purposes, the piezometric surfaces have been defined as exiting the pits at the interface between the oxide and the transition zones, with a gradient determined by the surrounding topography. No overpressure has been modelled at present, due to lack of any definitive data, though considering the orientation of the strata into the slopes and the presence of significant horizons of carbonaceous mudstone, there is a significant likelihood of high pressures being developed in the faces unless pit depressurization is carried out.

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These surfaces have been included on the sections for slope stability analysis, as shown in Section 16.5 below and in Appendix XIII.

16.4.6              Seismic Effects

Seismicity will have an important effect on the stability of the pit walls and any waste dumps or stockpiles created from the removal of overburden. Twangiza is located in a highly seismic region and large magnitude earthquakes are relatively common, the most recent of which have resulted in some loss of life. The most recent large earthquake close to site occurred in  February 2008, with a magnitude of 5.9, the epicentre being located close to the town of Bukavu, which is in turn approximately 45 kilometres NNE of the site. According to the USGS report on the earthquake (see Appendix XII) a total of 28 people were recorded as killed as a result of this earthquake. The seismic hazard map of the region, included with the USGS report, shows that the Twangiza deposit is located in an area that could experience peak ground accelerations (PGA) of between 0.8 and 1.6 m/s2, on firm rock, with a 10% probability of exceedance in a 50 year period. For the purposes of this study, a PGA of 0.3g has been used to give an indication of the effects of a large earthquake close to the site (for example a 1 in 1000-year event) and which would be appropriate for long term restoration conditions. This should be reviewed with a detailed assessment of the seismic hazard potential for the feasibility study. The effects of earthquake shaking are more likely to affect built structures, such as the waste dumps and mine infrastructure, than the open pit slopes. It would be expected that significant amounts of rock fall would occur as a result of shaking, along with some structurally controlled instability, where adversely orientated structures were exposed in the pit. Localised slumping and failure of soil slopes would be the most likely larger scale issues in the pit slopes. The actual response of the pit slopes to earthquake shaking, in terms of likely displacements, will be the key factor in determining the associated risk, rather than its effect on design Factors of Safety, assuming that large earthquakes will temporarily reduce slope Factors of Safety to less than 1.

16.5              SLOPE STABILTY ANALYSIS

16.5.1              Kinematic Stability Analysis of Fractures

Based on the orientation of the fractures relative to the proposed pit walls, preliminary stability analyses have been carried out for slopes in the Transition and Sulphide zones dipping at angles of 45, 50 and 55 degrees. A series of polar and planar stereoplots have been constructed and the great circle representing these slope angles have been added to the plots.  Toppling, planar and wedge failure envelopes have been constructed on each plot using a mean discontinuity friction angle of 25°. A qualitative assessment of toppling and planar failure potential has been made with reference to the density of pole concentrations lying with each failure envelope. A qualitative assessment of wedge instability has been made by examining the proximity of the intersection of two mean discontinuity planes to the wedge failure envelope. The results of the analysis are presented in Table 16-8 below and all the stereoplots are presented in Appendix XI.

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Table 16-8: Results of Kinematic Stability Analysis for Different Pit Areas, Transition and Sulphide Zones only

Pit	Face	Dip Direction	Instability Mode	Face Dip Angle	Comments	Potential

Twangiza North

				45 50	Low potential of planar instability from set 5 sliding obliquely out of face. Primarily poles falling within failure envelope have strong infill material	Low Low

			Planar	55	Low potential of planar instability from set 5 sliding obliquely out of face. Low potential of Set 1 sliding out of face. Primarily poles falling within failure envelope have strong infill	Low
				45
	East Face	245	Toppling	50	Very high potential of toppling from set 8	High
				55
				45	Potential combination of set 6 & 7, and/or set 2 & 5	High
			Wedge	50
				55	Potential combination of set 6 & 7, set 2 & 5, set 2 & 6, and/or 5 1 & 5 (oblique)

				45
			Planar	50	V high potential of planar instability from set 5 and/or 5 4 sliding out of face.	High
				55
				45
	North Face	130	Toppling	50	V high potential of toppling instability from set 2 and/or 5 7. Set 2 has primarily strong infill material	High
				55
				45
			Wedge	50	Potential combination of set 1 & 5, set 8 & 5, 4 & 5, 4 & 6, and/or 5 & 6	High
				55

				45	V high potential of instability from set 3	High
			Planar	50	V high potential of instability from set 3, medium risk from set 7
				55	V high potential of instability from set 3, high risk from set 7
				45
	South Face	340	Toppling	50	V high potential of toppling instability from set 6	High
				55
				45	Potential combination set 3 & 2	High
			Wedge	50	Potential combination set 3 & 2, and 2 & 8
				55	Potential combination set 3 & 2, 2 & 8, 7 & 2, and/or 5 7 & 1

				45	V high potential of sliding failure on set 4
			Planar	50	V high potential of sliding failure on set 4, V low potential of oblique sliding from set 3	High
				55
				45
	West Face	065	Toppling	50	V high potential of Toppling from set 1, low potential of toppling from set 6	High
				55
				45
			Wedge	50	Potential combination set 7 & 4	High
				55

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Twangiza North

				45		V high
			Planar	50	V high potential of planar sliding from set 8, V low potential of oblique planar sliding from set 6 and/or 5 10	V high
				55		V high
				45		V high
	East Face	260	Toppling	50	V high potential of toppling instability from set 3	V high
				55		V high
				45		V high
			Wedge	50	Potential combination of set 6 & 8, 7 & 8, 4 & 8, and/or 5 4 & 6	V high
				55		V high

				45		V high
			Planar	50	V high potential of planar sliding from set 4 and/or 5, v low potential of oblique planar sliding from set 7	V high
				55		V high
				45		V high
	South Face	340	Toppling	50	High potential of toppling instability from set 6 and/or 2	V high
				55		V high
				45	Potential combination of set 1 & 7, 7 & 8, and/or 9 & 11	V high
			Wedge	50	Potential combination of set 1 & 7, 7 & 8, 9 & 11, 4 & 7, 7 & 9, 4 & 9, 3 & 9, and/or 3 & 4	V high
				55		V high

				45		High
			Planar	50	High potential of planar instability from set 11, medium potential from set 5 and low risk from set 7	High
				55		High
				45		V high
	West Face	065	Toppling	50	Very high potential of toppling from set 1, medium potential from set 6	V high
				55		V high
				45	Potential combination of set 2 & 7, 4 & 11, and/or 9 & 11	V high
			Wedge	50	Potential combination of set 2 & 7, 4 & 11, 9 & 11, 2 & 11, and/or 7 & 11	V high
				55	Potential combination of set 2 & 7, 4 & 11, 9 & 11, 2 & 11, 7 & 11, and /or 6 & 11	V high

The results show that generally there may be a significant risk from bench-scale wedge, planar and toppling failure around the site, and that in places there could be potential for larger scale instability, depending on the presence of continuous weak features in these orientations. The wide scatter of poles and the subsequent large number of apparent ‘sets’ means that virtually any orientation of slope at any angle will be at risk of structurally controlled failure. However, some clarification of these results is required:

•                    The overall large-scale geological structure will largely dictate the scale of the structurally controlled instability in the pits, since joints will generally limit their influence to individual benches or small bench stacks.

•                    Planar Sliding in the east, south and west walls of the South Pit - South Zone would generally not be related to bedding, since, as can be seen in the geological cross sections in Appendix VIII, bedding will be dipping into these slopes. However, in the north wall where the pit ramps up to the South Pit - North Zone (see Section LS1 in Appendix VIII), the slope will be orientated parallel to the plunge of the anticline and there is a significant risk from planar sliding if the overall slope angle is not cut at an angle less than or equal to the overall dip angle parallel to the plunge of the fold axis.

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•                    The other significant area that could be at risk from planar sliding along bedding planes is the NE corner of the South Pit - North Zone, where there is a syncline within the eastern limb of the main anticline. This has not been modelled sufficiently to include in the geological model shown in the sections in Appendix VIII, and further investigations are required for the feasibility study.

•                    Planar failure in the South Pit – North Zone and North Pit will be more likely along the east walls, where the bedding dips steeply to the WSW, but will again be related to bench scale failure, considering that the bedding dips at between 70 and 75 degrees.

•                    Toppling failure is most likely to occur in the west walls of the North Pit and the South Pit - North Zone, because of the very steep dip of bedding into the slope. However, based on a bedding spacing of between 1 and 5 metres, toppling would be most likely to be a localised, i.e. bench-scale issue, rather than a pervasive overall pit scale issue. In the South Pit — South Zone, toppling is likely to be greater in the east wall than the west wall, because of the steeper dip of the bedding in the east limb of the anticline, though again, the relatively wide spacing of bedding planes would tend to limit the pervasiveness of toppling throughout the entire slope.

Wedge failure actually appears to be limited to few intersections, considering the apparent wide scatter of poles. This is supported by the large-scale overall structure on site. It is difficult to determine at this stage whether there is a significant likelihood of large scale wedges occurring in the pit slopes, since there is not much data on the distribution and orientation of faults, but benches would be likely to suffer from wedge failures, as indicated in the plots in Appendix XI, and it is likely that the north wall of the South Pit — South Zone would be most prone to significant failures, if adversely joints and bedding combine to produce larger wedges. Again, this can largely be controlled by ensuring that this slope is cut parallel to or shallower than the dip of the beds, to prevent daylighting of wedges. In addition, those portions of the pit that cross major faults and fault zones are the areas most likely to suffer from wedge failures, and additional analysis needs to be undertaken both in terms of the geological modelling of these structures and their likely geotechnical behaviour. Where wedge instability is indicated it is possible to undertake wedge analyses using the computer programme SWedge and the results of these analyses can be used to estimate the maximum catch berm width to contain the volume of material generated by the wedge failure.

In summary, there is very little difference between overall slope angles at 45, 50 and 55 degrees for the control of structurally defined instability. There is likely to be bench scale instability along all the pit slopes, simply because of the wide variation in fracture orientations. The main areas where overall slope-scale structurally controlled instability could occur are:

1.               In the South Pit – North Zone south wall and the northeast corner of the east wall, where bedding dips out of the face, and

2.               In those areas where significant faults exist, specifically the zone between the South Pit South and North Zones.

16.5.2              Rock Mass Stability Analysis

Preliminary two-dimensional limit equilibrium slope stability analysis has been carried out on the critical pit slopes in the three main pit sectors, using the computer programme SLIDE. The rock mass input parameters have been derived from the MRMR assessment of the borehole core, as described in Sections 16.1 and 16.2. The shear strengths of the rock mass have been calculated for each material type directly by the programme, based on the inputs to the Hoek-Brown failure criterion presented in Table 16-9. This approach gives a more realistic strength distribution within the rock mass, as opposed to average values. Three main conditions have been analysed: dry, partially saturated with approximate piezometric levels as described in Section 16.4.5, and partially saturated with a horizontal seismic

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acceleration applied. The initial slope angles for the different weathering zones are: 45 degrees for Oxide, 50 degrees for Transition and 55 degrees for Sulphide, as derived from the MRMR assessment presented in Table 16-3. The slope angle for the Soil zone was chosen as 27.5 degrees, approximately 1 in 2 vertical to horizontal. The choice of this angle was based on experience of cuts in stiff soil slopes for operational conditions, and does not represent a long term slope angle. The mode of failure assessed is circular, which is broadly applicable to the Soil and Oxide zones, though less applicable to the jointed rock masses of the Transition and Sulphide zones. However, in terms of assessing generally rock mass stability, the approach is sufficient at this level of study. Numerical modelling can be carried out during the feasibility study once a better understanding of the structure has been developed.

The slope stability models and the results are presented in Appendix XIII. The results are summarised in Table 16-9 below.

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Table 16-9: Results of SLIDE Limit Equilibrium Slope Stability Analysis

Sector, Slope & Cross-Section	Overall Slope Height (m)	Soil / Oxide Slope Height (m)	FoS Dry	FoS with WT	FoS with WT & Seismic accel. at 0.15g (operating)	FoS with WT & Seismic accel. at 0.3g (long-term)
South Pit – South. East Wall
WD-41 - Soil	304	60	1.9	1.8	1.3	1.0
WD-41 - Oxide			1.7	1.7	1.3	1.1
WD-43 - Soil	310	48	1.9	2.0	1.5	1.1
WD-43 - Oxide			1.7	1.8	1.4	1.1

South Pit – North. West Wall
WD-50 – Soil upper 20m	118	75	1.5	1.5	1.2	1.0
WD-50 – Oxide only			1.4	1.4	1.1	0.9
WD-52 – Soil upper 20m	163	63	1.7	1.7	1.3	1.0
WD-52 – Oxide only			1.5	1.4	1.2	1.0

North Pit. West Wall
WD-84 – Soil upper 20m	265	112	1.2	1.2	1.0	0.8
WD-84 – Oxide only			1.4	1.3	1.0	0.8
WD-85 – Soil upper 20m	286	144	1.2	1.2	0.9	0.8
WD-85 – Oxide only			1.2	1.2	0.9	0.7
WD-86 – Soil upper 20m	262	142	1.2	1.2	0.9	0.7
WD-86 – Oxide only			1.1	1.1	0.9	0.7

The results show the following main points:

•                    The Transition and Sulphide zones are considered stable in terms of rock mass failure, even with overall slope heights of 300m.

•                    The Soil and Oxide Zones are largely stable at the design angles of 45 degrees and 27.5 degrees respectively considering that they are modelled as largely drained in the open pit operating condition. Using a design Factor of Safety of 1.2 for acceptable stability, Oxide slopes at 45 degrees are considered unstable when the slope heights are in excess of approximately 120m, as indicated by cross-section WD-86. Further analysis is required in this area.

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•                    Operating or long-term seismic conditions do not affect the overall stability of the Transition or Sulphide zones. The operating base earthquake condition (0.15g for a 50 year event) results in a significant reduction of the Factor of Safety in all cases, with oxide slopes above approximately 70m high becoming unstable. The long-term seismic condition (0.3g for a 1000 year event) results in unacceptable stability for all soil and oxide slopes. Whether these slopes would be required to be reprofiled to maintain stability for long-term restoration is not known at present. For both seismic cases, these PGA’s are very preliminary and a proper seismic assessment is required to better define the values.

•                    The slope stability results do not consider the potential for large-scale structurally controlled failure, along a major feature such as a fault.

16.6              Conclusions

The strength of the Transition and Sulphide rock masses at Twangiza is generally good. Consequently, relatively steep overall and inter-ramp slope angles are likely to be achievable in rock below the Oxide zone. The Oxide Zone is significantly weaker, especially where it has weathered to an engineering soil, the Soil Zone. The design slopes angles from the MRMR assessment have been largely shown to be appropriate for the prefeasibility design and are summarised in Table 16-10 below.

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Table 16-10: Summary of PFS Pit Slope Design Angles

Sector, Slope & Cross-Section	PFS Recommended Slope Angle (°)	Maximum Overall Slope Height (m)	Maximum Soil / Oxide Slope Height (m)	Representative Cross Section in Appendix VIII
South Pit. East , West and South Walls	Soil 27.5 Oxide 45 Transition 50 Sulphide 55	310	60	WD-43

South Pit – North Wall between north and South Sections.	Soil – not present All other materials 35	200	—	LS1

North Pit. East Wall	Soil 27.5 Oxide 45 Transition 50 Sulphide 55	260	110	WD-86

North Pit. West Wall between sections WD - 81 and WD-87	Oxide at 35 to 40	286	145	WD-85

The stability analyses indicate Factors of Safety of less than 1 for the Oxide Zone slopes cut at 45° above approximately 120m high, in the static condition. It must be pointed out that rock mass classification is not particularly suitable for estimating the rock mass strength of weak rock and should not be used for soil strength materials. The rock mass strength coming out of this estimation may understate the strength of the oxide rock mass. Further analysis of the Oxide Zone and the saprolites in the Soil Zone is required to better define the design slope angles in these areas.

Introduction of a seismic load from earthquake shaking into the analysis reduces the derived Factors of Safety significantly, resulting in instability of the oxide slopes above approximately 70m vertical height. At present, it is not considered appropriate to modify the design, until a proper seismic study has been carried out for the feasibility study, and to assess what effect a temporary reduction of the Factor of Safety would have in terms of amount of displacement of the oxide materials and the saprolites.

At this stage, the slope stability analysis has been carried out to assess the overall slope angles in the different weathering zones. No detailed breakdown of the slopes into bench and berm configurations, or inter-ramp angles has been carried out. The design Indicative Overall slope angles of 27.5 degrees for Soil, 45 degrees for Oxide, 50 degrees for Transition and 55 degrees for Sulphide will necessarily vary depending on the pit layout and the position of ramps and haulroads. Steepening of interramp angles to accommodate overall angles within particular units should only be considered based on further analysis of the rock mass, particularly with respect to a more definitive geological model. In addition, if after inclusion of ramp off-sets into the design the overall slope angles are exceeded, then the design will need to be modified to include ‘geotechnical berms’ to flatten the slope angle to the recommended design angle.

As a general rule, bench-berm configurations are based on a 15 m high bench face. Berm widths will be determined following further analysis. The bench face height may be increased

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provided that the inter-ramp angle is still honoured, that is, for an increase in bench face height the berm width must also be increased.

The slope angle recommendations assume that the pit walls are fully drained to the base of the oxide. This is considered a relatively conservative approach, since it is likely that dewatering would be achieved to a significant depth within the Transition and Sulphide Zones. The presence of groundwater or groundwater pressures behind slopes mined at these angles may give rise to some degree of slope instability. The groundwater assumptions in the stability analysis still require verification and will be refined at feasibility stage once the hydrogeological investigations and analyses have been completed.

The slope angles will also be dependent to a large degree on the presence and orientation of major structures in the pits, including faults, shear zones and minor folds. As the geological model is improved and expanded, it will be possible to carry out more detailed stability analysis on different pit walls, to take account of the presence, extent, orientation and physical properties of these features. Structures that are adversely orientated with respect to the pit wall may result in adjustments being made to the slope angles, to ensure stability.

16.7              Recommendations for Feasibility Level Work Programme

The following needs to be done to improve the confidence in the pit slope design to a Feasibility Level:

•                    Improve the geological model to encompass the structural configurations in the flanks of the deposit, where the final pit slopes will be cut. Specifically, the syncline in the NE corner of the South Pit - South Section should be clearly defined and the location, azimuth and dip of faults that will cut the pit should be better defined.

•                    A programme of laboratory testing on rocks and soils should be carried out to better define the strengths of the materials and the material properties of the soils.

•                    The structural data from the boreholes should be more rigorously analysed, once design sectors have been better defined based on an updated geological model. This will help define the optimum bench-berm configuration and the size of inter-ramp bench stacks, as well as give more information on the location of major structures that have not been mapped or interpreted from the drilling.

•                    A seismic study should be carried out to assess the likely peak ground accelerations for a range of return periods, based on statistical analysis of historical data and the proximity of active faults.

•                    The groundwater model should be incorporated into the geotechnical design so that its effect on stability can be better understood. This requires hydrogeological studies to be completed to define the position of the present piezometric levels, including any significant perched water bodies.

•                    A risk profile for the open pits should be outlined and appropriate Factors of Safety or Probabilities of Failure agreed upon for particular slopes or pit sectors, so that further analysis can be carried out within clearly defined design parameters.

•                    More detailed slope stability analysis is required, once the structural geology, groundwater and seismic inputs have been better defined. The stability analysis will combine structural assessments (wedges, toppling, planar sliding), 2d limit equilibrium analysis in the oxides and soils and possibly numerical modelling in critical areas.

•                    Long term restoration requirements for the open pits need to be established, which will affect the long term slope angles for the design.

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16.8              Mine Study

16.8.1              Introduction

The Twangiza Property is located at approximately 2º50’ south and 28º45’ east, in the South Kivu Province in the DRC, approximately 45 km south southwest of the town of Bukavu. The gold mineralization at Twangiza is found within three identified areas (Twangiza Main, Twangiza North and the Valley Fill) and covers an area of approximately 90,050 hectares.

This section of the report details the results of an open pit optimisation and mine scheduling exercise carried out by SRK(SA) based on the Mineral Resource models that have been estimated by SRK(UK).

The base case assumes that electricity is supplied by construction of a hydro-electric power plant close to the operation. Onsite diesel power generation is considered as an expensive alternative and is used only for comparison. The proposed Twangiza process plant is based on a 5.0 million tonnes per annum (Mtpa) gravity/CIL circuit consisting of crushing, milling, gravity recovery of free gold.

This is followed by leaching/adsorption of gravity tailings, elution, gold smelting and tailing disposal. It has been assumed that conventional open pit shovel-truck methods will be used over a Life of Mine (LoM) of approximately 12 years, exclusive of a six month pre-stripping period. In general, the mining schedule produced has been driven by two factors: the requirement to pre-strip the Twangiza North (North) pit to maintain a consistent and practical waste schedule and to feed the oxide ores through the process plant during the initial years.

Finally, SRK(SA) has presented estimates of Mineral Reserves in this report.

Table 16-11 shows the Mineral Resource classifications within the Twangiza design pits. Note that the pit optimisation and the mining schedule only rely on the Measured and Indicated Categories of the Mineral Resource.

Table 16-11: Mineral Resource Classification

Mineral Resource Category	Tonnes (Million)	Grade (g/t Au)	Ounces (Million)
Measured	16.7	2.59	1.39
Indicated	42.5	1.72	2.35
Measured & Indicated	59.2	1.96	3.74
Inferred	10.0	1.80	0.60

(Using a 0.5g/t Au cut-off).

16.8.2              Pit Optimization

16.8.2.1              Introduction

The following addresses the mining components of the Twangiza pre-feasibility study and is based on the block model generated by SRK(UK) with data supplied by Banro.

Conventional open pit shovel-truck methods will be used for the mining sufficient to supply 5.0Mtpa of oxide ore throughput, and subsequently 3.75Mtpa for transitional and fresh ore throughput.

For the Base Case it has been assumed that the mining functions of the operation will be carried out in-house by a Banro mining team although a contractor option has also been considered.

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In general the mining schedule produced has been driven by the following criteria:

•                      Presentation of the oxides ores to the Process plant during the first four years. During this period any transitional and fresh ore will be stockpiled.

•                      After Year 4 the transitional and fresh ore will be sent to the process plant up to the plant capacity of 3.75million tonnes per annum.

The open-pit optimization studies were performed using the Whittle/Gemcom Four-X Analyser (Whittle 4X) software package to provide guidance to the potential economic final pit geometries. Whittle 4X compares the estimated value of the individual mining blocks at the pit boundary versus the cost for waste stripping. It establishes the pit walls where the ore revenue and waste stripping cost balance for maximum net revenue.

The selected optimum pit shell is then engineered to generate a practical pit design that incorporates the design slope angles and access ramps / haul roads for an operating pit. The ore / waste tonnages in the practical pit can be calculated, and scheduled to determine the ore production and the waste stripping requirements.

The Whittle process requires various input data including the resource block model, unit costs and other physical parameters such as the slope angles at which the pit can be mined. Appropriate unit costs specific to the Twangiza operation were provided by the relevant parties and from previous and similar projects undertaken by SRK(SA).

The following sections describe the methodology and derivation of the initial Whittle input parameters and assumptions;

16.8.2.2              Resource Block Model

A single computer block model was used as the basic resource model for the pit optimization study. This resource model was exported from GEMS to Whittle 4X. Only mineralized material in the measured and indicated categories was taken into account.

16.8.2.3              Geotechnical

Based on the slope parameters derived by SRK(UK) from the preliminary assessment of drill core, the following overall slope angles were used for the pit optimization:

General slope angle in soil/saprolite material of 27.5 - 30°;

General slope angle in oxide material of 45°;

General slope angle in transitional material of 50°;

General slope angle in fresh material of 55°.

These parameters are used assuming dry mining conditions.

16.8.2.4              Cost Inputs

Cost inputs parameters were obtained from the initial review of Twangiza undertaken by SRK(SA) and from other open pit gold projects undertaken by SRK(SA) in Africa. For the purpose of the Whittle optimization, capital costs, depreciation, amortisation and other interest / finance charges have been excluded.

16.8.2.5              Mining Costs

For the pit optimization analysis, SRK(SA) has derived a unit mining cost of USD1.60/t for

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ore and USD1.55/t for waste mined. A mining cost adjustment factor of 90% was used for the weathered material to take into account the reduced drilling and blasting required in these upper formations.

16.8.2.6              Processing and General Administration Cost

SENET provided the metallurgical processing recovery factors and costs for the HEP option with regard to the different ore types, and the overall General and Administration (G&A) costs based on a throughput of 5.0Mtpa for oxide and 3.75Mtpa for transitional and fresh ore types.

A breakdown of the costs and parameters used in the Whittle optimization runs are in Table 16- 12 below:

Table 16-12: Whittle parameters for the Open Pit Optimization

Material Type	Twangiza Main Deposit	Twangiza North Deposit

Oxide	Recovery of 89.8%	Recovery of 89.8%
	Processing cost of US$ 7.76 / t	Processing cost of US$ 7.76 / t
	General & Admin cost of US$ 1.53 /t	General & Admin cost of US$ 1.53 /t

Transitional Porphyry	Recovery of 85.2%	Recovery of 90.2%
	Processing cost of US$ 7.99 / t	Processing cost of US$ 7.27 / t
	General & Admin cost of US$ 2.05 /t	General & Admin cost of US$ 2.05 /t

Transitional Sedimentary	Recovery of 38.0%	Recovery of 38.0%
	Processing cost of US$ 7.99 / t	Processing cost of US$ 7.27 / t
	General & Admin cost of US$ 2.05 /t	General & Admin cost of US$ 2.05 /t

Fresh Porphyry	Recovery of 82.7%	Recovery of 74.5%
	Processing cost of US$ 8.59 / t	Processing cost US$ 8.12 / t
	General & Admin cost US$ 2.05 /t	General & Admin cost of US$ 2.05 /t

Fresh Sedimentary	Recovery of 54.0%	Recovery of 54.0%
	Processing cost of US$ 8.59 / t	Processing cost US$ 8.12 / t
	General & Admin cost US$ 2.05 /t	General & Admin cost of US$ 2.05 /t

Assay Costs	Oxide - US$ 0.25 / t	Oxide - US$ 0.25 / t
	Transition – US$ 0.34 / t	Transition – US$ 0.34 / t
	Fresh – US$ 0.34 / t	Fresh – US$ 0.34 / t

16.8.2.7              Mining Factors

In consideration of the geo-modeling techniques, the nature of the geological contacts, the grade smoothing incorporated in the resource estimation methodology and the mining equipment selection it was decided that the mining dilution factor be set at 5% ( at 0g/t grade) and mining recovery at 95% based on the block size used in the mining model.

16.8.2.8              Gold Price and Royalties

An average gold price of USD 850/oz was selected by Banro which corresponds to other economic mining studies being undertaken elsewhere at this time. Sensitivities were created for gold at USD700/oz and USD1000/oz.

Under a mining convention agreement with the Government, royalties have been set at 0% of gold price according to information provided by Banro. In addition, the revenue calculations were offset by a USD 6.00/ounce refining cost.

16.8.2.9              Cut off Grade Calculations

The Cut-off Grade, (“COG”) was derived calculating the overall cost of producing one tonne

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of ore divided by the recovered value of the gold contained therein. This was determined for all five ore types (oxide 0.4 g/t, transition porphyry 0.6 g/t, transition sedimentary 1.3 g/t, fresh porphyry 0.6 g/t and fresh sedimentary at 0.9 g/t) for the HEP option.

Mineralised material which falls below the cut off grade is defined as reject, and is transported to surface to a reject dump. This includes inferred and unclassified mineralized material which falls within the relevant pit shell. Non-mineralised waste has been scheduled to be hauled to waste dumps.

16.8.2.10                     Whittle Results

The results from the pit optimization, for the parameters and assumptions stated, are shown in the Table 16-13 and Figure 16-8. Not all the optimized shells are shown and the selected pit shell is highlighted.

16.8.2.11                     Selection of Optimised Pit Shell

The selection of the optimized final pit shell was based on maximum undiscounted cash flow.

In this instance, pit shell 08 was selected for the practical pit design.

Figure 16-8: Whittle Optimization Results for Twangiza

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Table 16-13: Whittle Optimization Results for Twangiza

Whittle Pit	Revenue	RoM		Waste	Rejected		Strip	UnDiscounted
Number	Factor	t	g/t	t	t	g/t	Ratio	Cash Flow
								(US$)
1	0.30	13,609,887	3.06	7,020,241	535,940	0.824	0.52	682,102,725
2	0.40	19,157,774	2.77	10,809,202	1,065,616	0.812	0.56	789,473,884
3	0.50	27,587,639	2.55	23,835,307	3,472,490	1.091	0.86	912,875,422
4	0.60	37,421,048	2.31	39,783,548	9,861,156	0.806	1.06	1,014,809,502
5	0.70	42,668,407	2.22	53,080,053	14,275,433	0.808	1.24	1,058,122,854
6	0.80	46,747,222	2.14	64,318,258	18,591,091	0.755	1.38	1,078,853,346
7	0.90	48,596,224	2.11	71,072,084	20,266,009	0.746	1.46	1,084,927,472
8	1.00	50,125,781	2.09	77,822,674	21,469,157	0.746	1.55	1,086,539,142
9	1.10	51,923,583	2.06	86,167,591	23,788,573	0.740	1.66	1,084,413,456
10	1.20	54,352,751	2.02	105,614,841	26,515,937	0.740	1.94	1,075,822,141
11	1.30	55,252,053	2.01	112,701,061	27,863,937	0.739	2.04	1,070,927,442
12	1.40	56,048,217	2.00	120,094,017	29,144,287	0.736	2.14	1,064,926,100
13	1.50	56,679,779	1.99	126,615,312	30,823,938	0.725	2.23	1,058,585,456
14	1.60	57,506,499	1.98	137,497,048	33,483,709	0.703	2.39	1,047,869,729
15	1.70	57,911,180	1.97	143,641,398	34,211,336	0.697	2.48	1,041,421,028
16	1.80	58,597,598	1.96	152,679,186	37,463,265	0.675	2.61	1,029,391,804
17	1.90	58,865,820	1.96	157,392,686	38,274,412	0.672	2.67	1,023,658,893
18	2.00	59,741,305	1.94	172,994,526	41,473,950	0.663	2.90	1,003,435,825

A plan view showing the Whittle Shell is presented in Figure 16-9 and a three-dimensional representation in Figure 16-10.

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Figure 16-9: Outline of Whittle Pit Shell

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Figure 16-10: 3-D Plan View of Selected Whittle Shells

16.8.3              Practical Pit Design

The practical pit designs were done using the optimised pit shells as templates. GEMS software was used to prepare the practical pit, and to incorporate practical haul roads, ramps and using appropriate inter-ramp slope angles.

The open pit design criteria were:

•                      Nominal Bench Height of 10 m;

•                      Interramp slope angles of 33º in the upper oxide, 48º in the lower oxide material zone,

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53º in transitional zone and fresh 58º the fresh material (inclusion of the ramping systems results in the approximate overall slope angles being achieved).

•                      Haul road widths of 20 m including safety berms providing sufficient room for 2-way traffic for the planned 42 t capacity truck fleet. Minor ramps at the lower elevations of the pits have been reduced in width where traffic density will be minimal.

•                      Haul road grades at a 10% continuous gradient.

A total of four pits have been designed as follows:

•                      Main Intermediate – exploiting the main ore body using Whittle pit number 03 as a template. This pit has been designed to minimise the initial scheduled stripping ratio;

•                      Twangiza North Final – this pit exploits the North ore body using Whittle pit 08 as a template;

•                      Twangiza Main – this exploits the southern portion of the North ore body using Whittle pit 08 as a template. This pit is not connected to the North Final Pit;

•                      Twangiza Main Final – this pit is an expansion of the Twangiza Main Intermediate Pit.

Principal haul roads have been designed to connect the working areas to the crusher and/or dumps.

A plan view showing the original topography and elevations is shown in Figures 16-11 and 16-12. A series of views have been created for the mining pits, showing the topography with the final pit design, and are presented as Figures 16-13 to
16-15.

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Figure 16-11 : North Final

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Figure 16-12 : Main Intermediate

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Figure 16-13: Main Final

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Figure 16-14: Section through North Final Pit

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Figure 16-15: Practical Pit 3D

16.8.4              Mine Production Schedule

The scheduling process consists of developing a mine plan that is economically optimum using the inventory included in the practical pits. Schedule methodology was based on a simple bench by bench basis and avoiding the use of ultra-selective mining.

During the first four years only Oxide ore is delivered to the plant from both the Twangiza Main and the North pits. Transitional and Fresh ore mined during this period are stockpiled. As from Year 5 Oxide ore is delivered to the plant at a varying reduced rate and Transitional and Fresh is delivered to the plant from stockpile and directly from the pits. The amount of Transitional and Fresh ore delivered in a particular period is estimated as follows:

•                      (5.00-oxt)*(3.75/5.00) where oxt is the oxide tonnage in Mt.

Table 16-14 presents the proposed life of mine schedule for the hydro-electic power (HEP) option.

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Table 16-14:  Proposed Life of Mine Schedule

	Twangiza Annual Mining Schedule
	Tot Ox Ore to Plant		Tot Ore to SP		Ore Ex SP to Plant		Tot Sed Porph Ore - Plant		Total Ore to Plant		Reject		Waste	Strip
Period	kt	g/t	kt	g/t	kt	g/t	kt	g/t	kt	g/t	kt	g/t	kt	Ratio

Y01	100.0	1.11							100.0	1.11	7.3	0.59	2,489.4	25.0
Y02	5,000.0	2.15	47.4	1.47					5,000.0	2.15	444.4	0.78	11,391.7	2.4
Y03	5,000.0	2.64	2,009.7	2.49					5,000.0	2.64	290.7	0.91	11,545.4	2.4
Y04	5,000.0	2.36	3,471.4	2.80					5,000.0	2.36	1,705.3	0.57	10,130.8	2.4
Y05	898.6	2.47			376.9	2.67	2,677.1	1.97	3,974.7	2.15	1,565.8	0.83	10,270.3	3.0
Y06	431.5	2.04			736.3	2.67	2,690.1	1.96	3,857.9	2.11	4,095.4	0.72	7,740.6	3.1
Y07	226.2	1.28			893.4	2.67	2,687.0	1.79	3,806.6	1.97	3,102.3	0.83	2,984.4	1.6
Y08	65.7	1.28			563.3	2.67	3,137.4	1.74	3,766.4	1.87	3,453.5	0.91	2,343.4	1.5
Y09	6.9	1.15			308.5	2.67	3,436.3	1.91	3,751.7	1.97	2,433.8	0.85	1,123.0	0.9
Y10							3,749.5	2.02	3,749.5	2.02	2,128.7	0.77	739.7	0.8
Y11							3,750.2	1.65	3,750.2	1.65	1,948.3	0.71	438.5	0.6
Y12							3,750.3	1.71	3,750.3	1.71	981.8	0.90	243.8	0.3
Y13					2,650.2	2.67	736.4	1.69	3,386.6	2.46	304.8	1.08	87.2	0.1
Y14

Total	16,728.9	2.35	5,528.5	2.67	5,528.5	2.67	26,614.3	1.83	48,893.8	2.11	22,462.1	0.79	61,528.2	1.7

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16.8.5              Twangiza Mineral Reserves

SRK(SA) has included some of the Transitional and Fresh Sedimentary ore types in the Pre-Feasibility Study although their processing plant recoveries are low. A total of 22 million tonnes of Transitional and Fresh Sedimentary ore types at an average grade of 0.8g/t, (574,000 ounces), are to be stockpiled separately for processing at a later stage.

The following Mineral Reserves, Table 16-15, are estimated by SRK(SA)  to be contained in the Twangiza practical pit design and the production schedule. The “qualified person” (as such term is defined in National Instrument 43-101) who prepared these estimates is HG Waldeck who is an employee of SRK(SA).

Table 16-15: Summary of Twangiza Mineral Reserves

Reserve Category	Deposit	Tonnes (Millions)	Grade (g/t Au)	Ounces (Million)
Proved;	Twangiza Main	12.55	2.60	1.273
	Twangiza North	0.07	1.19	0.003
Total: Proved		15.29	2.60	1.276
Probable;	Twangiza Main	27.47	1.81	1.594
	Twangiza North	6.13	2.23	0.440
Total: Probable		33.60	1.88	2.034
Total: Proved and Probable	Twangiza Project	48.89	2.11	3.310

The two deposits at Twangiza are mined simultaneously to provide 5.0million tonnes of Oxide ore to the processing plant in the initial years. The Transitional and Fresh ore types are stockpiled during this period and processed once the Oxide ore production decreases.

16.8.6              Mining Operations

It is envisaged for purposes of this study that the mining operations will be conducted by Banro, who will be responsible for the site preparation, haul road construction, excavation and haulage of ore to the RoM pad and waste to the waste dumps, oversize breakage and equipment maintenance.

The mining operations are based upon the usage of hydraulic excavator and haul truck fleets engaged in conventional open pit mining techniques. The excavators load the excavated material into the haul trucks, with the ore being transported to the processing area and the waste to the designated local waste dumps. Access roads will be developed as required for access into new areas. The main arterial roads where necessary will be constructed to a minimum 25 m width, including berms and drainage areas.

In some areas of the Twangiza Main pit the planned working area has existing areas of artisanal workings and/or land slips. Soils in these areas will be recovered during the pit preparation phase and stockpiled for future use with progressive waste dumps and possible pit rehabilitation.

Pit benches will be developed to conform to the specific excavating equipment, but generally in 5 or 10 m horizontal lifts. The current study has been developed utilising off highway truck haulage from the working areas directly to either the waste dumps or to the RoM stockpile area.

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The majority of the gold mineralised material will be transported to the RoM area, and discharged directly into the feed hopper. A RoM stockpile will be available for surcharge materials at the RoM pad area.

All of the waste material from the excavation area will be hauled to external waste dumps, adjacent to the specific operational pit, as shown in Figure 16-16. The total waste to be moved is 62 Mt, which approximates to 35m cubic metres of dumping volume. The method of waste deposition on the dumping areas is dependent upon the access level and location of the dump and this will require further detailed design for each area to account for localised slope angles, water level retention in the fill and installation of drainage channels. A further study is required to investigate the possibility of either creating in-pit dumping areas (which is unlikely) or with backfilling local pits where mining has been completed.

Where possible, end tipping will be utilised and the dump profile will be progressively extended outwards. Generally construction criteria will be followed to ensure a good geotechnical design, which will include deposition over a large tipping front and judicious placement of blocky materials into the base areas of new waste dumps.

Figure 16-16: Practical Pit 3D showing dump positions

Where possible, the practicalities of backfilling areas of the excavated pit will be investigated in order to minimise the transport costs and visual impact on the local environment.  Depending on further drilling and additional mineralization being found there is a possibility of back-filling of the northern part of the Twangiza Main pit.

If and where backfilling of mined out areas has been completed and waste dumps are redundant, the area will be profiled into a gentle sloping formation and covered, where possible, with soils or soil forming materials.

To efficiently excavate the in-situ materials will require a significant amount of drilling and blasting to assist fragmentation and subsequent loading. Based upon the information supplied, and general knowledge of similar operations, it has been assumed that that more than 80% of the material will require drilling and blasting.

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It has also been assumed that on-site staff at Twangiza will also undertake mine planning, mine scheduling, grade control and performance monitoring.

16.8.7              Mining Equipment Requirements

The following discussions are based upon the HEP option, with a 5.0Mtpa processing option for the oxide ore and 3.75Mpta for the harder materials.

The mine equipment in Table 16-16 has been selected based upon the annual mine production schedule, the mine work schedule and equipment shift production estimates. The size and type of mining equipment is consistent with the size of the project for which the annual peak material movement is nearly 17 Mt in Year 5.

Table 16-16: Mining Equipment Requirement

Major Equipment Required	Total Units	Prestrip	Yr 1	Yr 2	Yr 3
Caterpillar 5130	3	1	2
Cat D730E ADT	23	5	18
Cat 992 Wheel Loader	1		1
Cat D9N Track Dozer	3	2	1
Cat 824 W heel Dozer	2	1	2
Cat 16H Grader	4	2	2
Cat 773 Water Bowser	2	2
Drill rig	3	1	1	1

Minor Equipment Required	Total Units	Prestrip	Yr 1	Yr 2	Yr 3
Fuel truck	1	1
Light towers	3	1	2
Pumps	6	2	2	2
LDV’s	16	12	4
Low bed trailer & horse	1		1
Lube/service truck	1	1
Crew Bus	2	1	1

Replacement of equipment has been taken into account by adding a sustaining capital expenditure which is calculated by adding 3% of operating costs per period to the corresponding annual capital expenditure.

The equipment units and costs have been selected from world renowned manufacturers. Although quotes have not been specifically requested for this project, the capital and transportation costs have been derived from similar projects from the relevant equipment suppliers. Outputs have been derived from generic calculations.

Specific manufacturer’s model numbers for equipment are utilised in this report for the purposes of illustrating size and class of equipment required, and should not be considered as a final recommendation of equipment manufacturers.

There is sufficient equipment to perform the following duties:

•                                Construct additional roads, including upgrading of existing haul roads, as needed to support the mining activity.

•                                Mine and transport the ore to the RoM feed hopper or satellite stockpile. Mine and transport the waste material from the excavation areas to the waste storage areas, and includes dozing and dump maintenance.

•                                Re-handle of the ore from the RoM and low grade stockpiles to the feed hopper.

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•                                Maintain the entire mine working areas, in-pit haul roads, waste storage areas, stockpiles, satellite stockpiles and external haul roads.

•                                Build and maintain in-pit and on-dump drainage structures.

16.8.8              Mine Work Schedule

Table 16-17 summarises the working schedule, the scheduled shifts per year and the expected shifts available, accounting for holidays. The mine is initially scheduled to work 365 days per year, less time for holidays and inclement weather. It will operate three shifts per day, 8 hours per shift for 1065 available shifts each year for the mine life.

A 3 crew roster system will be required to maintain this schedule.

Table 16-17: Schedule Working Periods

Scheduled Mine Days and Shifts per Year
Mining Year	Month	Calendar Days	Weather Lost	Scheduled Days	Shifts/Day	Scheduled Shifts	No of Crews
1	Jan	31	2	29	3	87	3
	Feb	28	2	26	3	78	3
	Mar	30	2	28	3	84	3
	Apr	31	0	31	3	93	3
	May	31	0	31	3	93	3
	Jun	30	0	30	3	90	3
	Jul	31	0	31	3	93	3
	Aug	31	0	31	3	93	3
	Sept	30	0	30	3	90	3
	Oct	31	0	31	3	93	3
	Nov	30	2	30	3	84	3
	Dec	31	2	31	3	87	3
2		365	10	360	3	1065	3
3		365	10	360	3	1065	3
4		365	10	360	3	1065	3
Etc...

The operating time per shift represents the actual time during the shift that the equipment is “productively” working at its capacity. This is equal to total scheduled time less all scheduled and unscheduled delays. Table 16-18 presents the operating time per shift for the major mining equipment, and for a 8 hour shift the equipment will operate for 410 minutes (6.8 hours) at an overall mining utilisation of 68%.

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Table 16-18:  Major Equipment Shift Operating Time

Generalised Shift Times

Calendar Days	(days)	365
Days per week	(days)	7
Available Days	(days)	364
Holidays		1
Weather		10
Scheduled days	(days)	354
Shifts/day	shifts	3
Annual Work Shifts	shifts	1062
Hours/day	hrs/day	24
Scheduled Hrs		8496

Overall Shift Pattern	(hrs)	8
Shift Change	Min/Shift	25
Lunch/Coffee Break	Min/Shift	20
Fueling	Min/Shift	20
Blasting	Min/Day	15
Maximum Work Hours per Day	(hrs)	20.5
	hrs/shift	6.8
		85%
Working Efficiency	Min./Hr.	50.0
		83%
Work hours per shift	hrs/shift	5.7

Total Hrs/yr		8,760.0
Available hrs/yr		8496
Mechanical Efficiency	85%	7222
Utilisation	85%	5777

Productivities per unit (prior to any allowance for mechanical availability and utilisation of availability) were first calculated for all of the major mining equipment, and these were then used to determine the following operating requirements for each year:

•                                Operating Hours = Required Production / Productivity per unit shift;

•                                Total fleet = Operating Shifts / available shifts x MA x UA;

•                                Fleet Utilisation = Operating Shifts / Total fleet x Available Shifts; and

•                                Operators = Total Fleet x Crews x Fleet Utilisation.

MA above refers to the equipment’s mechanical availability, which represents the amount of time averaged over the life of the equipment that the unit is mechanically available to work.

UA refers to the utilisation of available equipment. This is the figure that is varied to reflect the actual hours worked by each unit. It is impossible to fully utilise any unit for 100% of its available time, as time is always lost for other activities such as:

•                                assigning operators to units;

•                                sickness;

•                                industrial problems; and/or

•                                blasting activities.

The auxiliary equipment such as dozers, graders and water trucks are an essential requirement to the mining operations, but typically are never heavily scheduled. The prime excavators have been programmed at 80% to 85% utilisation.

132

Mine equipment requirements were calculated to assure sufficient production capacity to meet the mine production schedule. Annualised haul profiles were calculated for each material type (waste, reject and ore). Haul truck productivity was calculated based on a simplistic haul time simulation for each material type and profile.

SRK(SA)  has assessed that approximately 80% of the total excavation (100 Mt) may require drilling and blasting. SRK(SA)  has assumed for this study that the owner is responsible for all blasting procedures and that management will engage a subcontractor (usually the explosives supplier) who will be responsible for delivering blasting agents to the blastholes, and placing it in the holes. Mine personnel would charge the holes, place the detonators and boosters and tie in the patterns.

Production drilling has been based on the production forecast, estimated drill factors, and calculated productivities.

For its assessment of the blasting SRK(SA) has assumed:

•                                Powder Factor of 0.35 kg/t in the gold mineralisation and 0.30 kg/t in waste;

•                                use of an ANFO (mixture of ammonium nitrate and fuel oil) based explosive system;

•                                mixing of the ammonium nitrate and fuel oil in Preparation Tanks;

•                                delivery to site and down the hole by a proprietary ANFO mixing truck,

•                                loading of priming explosive and detonators and firing by manual labour; and

•                                preparation of ANFO filled bags for wet ground condition areas.

SRK(SA) has assumed bulk blasting techniques, with little selective drilling.

There are three mining areas at Twangiza, consisting of three large and separate excavations. The selected mining fleet needs to be highly flexible to overcome all the physical and planning restrictions and still operate efficiently and economically to expose and recover the gold mineralisation.

SRK(SA) recommends the use of hydraulic shovels, which are particularly adept where selective mining is required to target identified layers of mineralisation. They have the ability to provide sufficient break-out force to maximise the quantity of free digging of the harder materials and provide good cycle times and equipment utilisation. While not as mobile as the wheel loader, the hydraulic shovel has a high degree of flexibility between working faces in the same mining area. Breakout force through the face is very good, and backhoes capable of loading 42 t in three passes are considered the most appropriate loaders for this operation. A low-bed transporter would be required for major transportation of the shovel from one excavation site to another.

Haul truck productivities were calculated on an annual basis from first principles, and were guided by the following principles:

•                                Generalised haul profile information was generated from mine plan maps. Profiles were determined for the ore and waste, and the general destination on an annual basis, i.e. waste material to an exterior waste dump, ore and low grade ore to RoM pad and/or stockpile.

•                                Speed limits were determined for the various phases of haul, and average speeds established for empty and full runs.

•                                The travel time was simulated for each haul profile, adding the fixed and travel times determined the total cycle time. The average trips per shift and shift productivities were compiled for each time period.

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A simple network of haul roads, minor roads, ramps, working areas and waste tipping areas will be maintained to a high standard of road repair by the fleet of two graders and a wheel dozer.

The graders will concentrate upon the main arterial haul roads, while the wheel dozer, in the main, will clean up the areas around the excavating units and the tipping areas on the waste dumps.

The wheel loader fleet is the preferred option for the ongoing re-handle from the stockpile to the crusher feed on the RoM pad. When required, the loader may be utilised in the excavation areas to assist the production excavators.

The major auxiliary equipment refers to the mine units which are not directly responsible for production, but which are scheduled on a regular basis. The primary function of the auxiliary equipment is to support the major production units, and provide safe and clean working areas.

Equipment operating requirements, operating cost per shift and personnel requirements were estimated for this equipment that includes track bulldozers, wheel dozers, graders and water trucks. The primary duties assigned to the auxiliary equipment are as follows:

•                                Mine development including access roads, temporary service ramps, safety berms, sumps etc; and

•                                Waste rock storage and crusher stockpile control. This includes maintaining access to the dumping areas and maintaining travelling surfaces.

The Minor Auxiliary Equipment consists of all the smaller items of specialised and non-specialised mining equipment required for supporting the mining process and includes maintenance vehicles required to servicing and fuel the tracked equipment in the field, such as fuel trucks, lubrication and field service trucks, mobile breakdown repair vehicles. In addition there are utility vehicles for transportation of labourers and field operatives around the mine site, and for general supervisor tasks and management as well as specialised mining equipment required in the maintenance area such as mobile cranes, tyre handling equipment, flatbeds for transporting tracked vehicles to the workshops etc. and mobile lighting plants required to illuminate specific operations or areas of high safety risk during the hours of darkness.

•                                Overburden disposal

In the present scheme all waste rock will be deposited in external waste dumps, situated as close as possible to the pit ramp exit. These waste dumps will be constructed to a maximum of 15m lifts by end tipping and dozing.

Generally construction criteria will be followed to ensure a good geotechnical design and will include the deposition of the waste over a large tipping front and judicious placement of blocky materials into the base areas, where possible. During further studies, cogniscance should be taken of the positioning of the dump foothold to minimise the blockage or possible contamination of natural watercourses.

SRK(SA) has not been made aware of any acid rock drainage problems and has made no allowances for any mitigation measures for encapsulation. Studies are ongoing.

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16.8.9              Mine Infrastructure

The design of the mining facilities has been driven by the need to minimize costs, yet providing substantial support systems for the mine life. Therefore, rather than one large structure housing the offices, workshops, warehouse and heavy vehicle repair shop, separate structures have been allowing each to be sized and constructed to suit their specific needs.

The topographic relief is relatively steep and will require significant earthworks for infrastructure required to support mining and processing activities.

The maintenance area will consist of three areas:

•                                heavy equipment workshop;

•                                auxiliary equipment workshop; and

•                                re-fuelling centre.

A purpose built building of 810 m2 is required with a five bay configuration:

•                                four end bays (9 m wide by 15 m long) for servicing of the major mobile equipment, such as the haul trucks, wheel loader and dozer, at least two of the bays to be fitted with inspection pits;

•                                the remaining two bays will be utilised for a track dozer repair bay and a combination of machine shop and management offices;

•                                two central electric overhead cranes are required to traverse the five working bays and capable of lifting 35 t and 10 t; and

•                                a 100 mm thick concrete slab will be required under the workshop with a further 30 m extension of a 150 mm thick concrete slab beyond the doors.

Additionally, an auxiliary equipment workshop will be required in close proximity to the main workshop, consisting of a purpose built building of 540 m2, providing five separate working areas for repair work to light vehicles, tyre handling, drill sharpening and an electrical workshop. The main stores and spares distribution centre is located within the processing plant area. A separate contained area inside the warehouse will be dedicated (for storage) of special lubricants and greases. In addition, a designated caged area will be provided for flammable products such as solvents and paints.

The repair and maintenance facilities, described earlier, are intended to perform tasks beyond the routine servicing of plant and equipment. Computer scheduled maintenance and daily servicing practices assumed in this study are now the norm in mining operations.

Mine fleet servicing, including daily re-fuelling, lubrication, routine servicing, and tyre management is performed as a normal operational function. Mobile service units attend to the requirements of equipment, such as excavators, drill rigs, bulldozers and other items of fixed plant and equipment. A re-fuelling centre, which is situated adjacent to the main workshop, is required for the daily and minor servicing of the haul truck fleet and other mobile units.

•                                Explosives Storage

The bulk explosives facility will be located away from the mining facilities, at a location to be decided during the construction phase. Raw materials, such as ammonium nitrate, fuel oil and primary explosives used in the explosive manufacturing process will be brought to site by road, and stored in silos at an explosives facility site until required.

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A detonator magazine (20m long x 5 m wide x 4m high, either of concrete construction or with double brick thickness and surrounded by earthen screening mounds and security fencing)and small industrial explosive magazine (similarly constructed)will be required as separate units situated within close proximity of the main magazine complex, but all within an enclosed security fencing.

•                                Mine Communication System

Communications in mining projects rarely receives the attention warranted, given that project development can be severely hampered by the provision of inadequate communication facilities. Generally speaking, communications are not a major cost item in terms of overall expenditure.

The provision of communication broadly fall into two categories; those that relate to the provision of external services and are possibly subject to either governmental or regulatory issues and those that pertain to internal or inter mine communications.

An allowance has been made in the mining costs for an adequate supply of hand held and vehicle mounted radio sets. SRK recommends the fitting of in-vehicle radios to all of the hydraulic excavators, drill rigs, graders and wheel loaders, to the majority of the haul trucks and to the service vehicles and supervisors transport.

•                                Mine Roads

Main haulage routes must be located to minimise haulage cost, and constructed to insure efficient and safe truck travel.

A preliminary main haul road construction programme has been developed as presented in Table 16-19. The main haul road is designed for a minimum width of 25 m, which includes ditching, safety berms, two-way traffic and an ample passing capability. Additional secondary roads will be constructed for minor traffic and interconnections, which will approximate to 40% of the annual haul road construction programme. Minor haul roads will be approximately 10m wide.

Table 16-19:  Main Haul Road construction programme

Main Haul Roads	Pre-strip	Yr1	Yr2	Yr3	Yr4
	(m)
Plant to Main	1,500
Main to North			2,700

Workshops to Plant	1,000		1,000
Main to Dump	1,000
North to Dump		1,000

Contingency	870	100	370
TOTAL	9,570	1,100	4,070	0	0

16.8.10       Mining Manpower

The mining personnel include all salaried staff working in the mine operations, maintenance, and engineering departments, and the operational labour required to operate and maintain the drilling, blasting, loading, hauling, and mine support activities.

136

SRK has generated manpower and staffing requirements from first principles and with knowledge of similar operations in remote conditions.

SRK has included those senior staff and support personnel required to service the Twangiza project and the manpower for the mine operations, mine maintenance, mine engineering, mine geology and grade control:

•                                mine operations include the mine superintendent, general foremen, shift foremen, and equipment trainers, in addition to clerical support;

•                                mine maintenance includes the maintenance superintendent, shop foremen, planners, trainers and clerical support staff;

•                                mine engineering includes the senior mining engineer, short term planner/grade control, surveyors, technicians and clerical support; and

•                                mine geology includes the senior geologist, mine geologist, grade control engineers, and support staff. The mine geologists and grade control officers will handle grade control and blending procedures as well as mapping, updating reserves and exploration drilling.

Significant training will be required due to technical skills shortages, and SRK proposes that a number of experienced expatriate staff would be required during the first two years of operation, especially for the higher level supervisory staff, and further experts to train the local workforce both on the technical mining and maintenance skills.

•                                Mine Operating Labour

The total mine operatives are presented in Table 16-20 and are divided into mine operations, mine maintenance. In addition, Table 16-20 also presents the senior management (inclusive of the expatriate requirement), and service departments.

The majority of personnel in mine operations is equipment operators, and are calculated and presented in each of the unit equipment requirement tables on an annual basis. The fleet size, number of crews, and fleet utilisation is used to calculate the number of operatives required at any period in time, and is applied for each equipment type. It is assumed that there will be a high level of cross training between the various categories of operations.

Additional mine personnel are assigned to perform the following tasks:

•                                service crew, who are responsible for the operation of the water trucks, and road construction crews;

•                                blasting crew, responsible for loading, and stemming the blast holes and initiation; and

•                                labourers, generally an unskilled worker who assists with many of the mine support facilities such as moving pumps and pipes, and general mine clear up.

Mine maintenance personnel numbers were calculated based upon a fitter requirement for one operative to either maintain three of the major units or five of the ancillary units in the workshops or further cover on the rotating shifts. General maintenance personnel, fuel and lubrication operatives, tyre personnel and general labourers, have been included in the total number of personnel.

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Table 16-20: Equipment Operators

Equipment Operators

3 x 8 hour shifts - 3 crews

			Local						Expat
		Leave+SL&L	Engineering		Mining	Management			Engineering		Mining	Management			GRAND
Year	TOTAL	10%	Artisans	Superv	Superv	Eng	Mining	Total	Artisans	Superv	Superv	Eng	Mining	Total	TOTAL
Y01	56	62	12	3	3	1	1	82	6	2	1	1	1	11	93
Y02	153	168	26	6	8	1	1	210	13	3	3	1	1	21	231
Y03	155	170	26	6	8	1	1	212	13	3	3	1	1	21	233
Y04	155	170	26	6	8	1	1	212	13	3	3	1	1	21	233
Y05	155	170	26	6	8	1	1	212	13	3	3	1	1	21	233
Y06	146	160	24	5	8	1	1	199	12	3	3	1	1	20	219
Y07	143	157	24	5	8	1	1	196	12	3	3	1	1	20	216
Y08	143	157	23	5	8	1	1	195	12	3	3	1	1	20	215
Y09	105	116	17	4	6	1	1	145	9	2	2	1	1	15	160
Y10	100	110	16	4	5	1	1	137	8	2	2	1	1	14	151
Y11	98	108	16	4	5	1	1	135	8	2	2	1	1	14	149
Y12	90	99	14	3	5	1	1	123	7	2	2	1	1	13	136
Y13	42	46	8	2	3	1	1	61	4	1	1	0	1	7	68

16.8.11       Conclusion and Recommendations

The mining study for the Twangiza Pre-feasibility Study has shown that 5.0million tonnes of Oxide Ore can be mined as plant feed during the initial years of the project. Thereafter the Transitional and Fresh ore types can be processed for a Life-of-Mine of 9 years.

SRK recommends that the further drilling be conducted for the Bankable Feasibility Study to extend the LoM together with additional metallurgical test work to allow more of the refractory ore types to be processed. This will reduce the stripping ratio with a corresponding reduction in the operating cost for mining.

16.9              Process Plant

16.9.1              Design criteria

Based on the metallurgical testwork results obtained from SGS Lakefield (South Africa) and assumptions where necessary, the design basis and criteria for the Twangiza Gold Project was scoped out assuming the treatment of 5 million tonnes per annum soft ore and 3.75 million tonnes per annum hard ore or a combination of both soft and hard ores.  The Twangiza processing facility will consist of common crushing facility and three parallel milling and Carbon in Leach (CIL) streams; each capable of treating 1.25 million tonnes per annum hard ore (or 2 million tonnes per annum of soft ore).  The three CIL streams will have a common water recovery prior to cyanide destruction and disposal of tailings.

138

The proposed process design criteria consist of the following sections:

•                  Soft Rock Crushing

•                  Hard Rock Crushing

•                  Stockpile and Reclamation

•                  Milling and Classification (3 parallel streams)

•                  Trash Removal (3 parallel streams)

•                  Gravity (3 parallel streams)

•                  Intensive Cyanidation

•                  Carbon in Leach (3 parallel streams)

•                  Tailings Dewatering

•                  Cyanide Detoxification

•                  Tailings Dam Storage & Return Water

•                  Acid Wash

•                  Elution

•                  Electrowinning

•                  Carbon Regeneration

•                  Goldroom

•                  Reagents Services

•                  High & Low Pressure Air Services

•                  Water Services

Data used in the process design criteria has been derived from various references listed below.

References

1.               Owner (Banro)

2.               Metallurgical Test work

3.               Calculated Data

4.               Vendor Data or Recommendation

5.               SENET

6.               Industry Standard or Practice

7.               Handbook (Engineering Handbook)

8.               Assumption based on experience

9.               External Consultants

16.9.2              Ore Characteristics

The comminution test results and specific gravity determinations obtained from testwork were used to characterise the ore as shown in Table 16-21 and this information was used as the design basis.

Soft ore refers to oxide ore from Twangiza Main & Twangiza North.  Hard Ore refers to Twangiza Main Transition FP, Twangiza North Transition FP, Twangiza Fresh FP and Twangiza North Fresh FP.  FP refers to fresh porphry.

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Table 16-21 - Ore Characteristics

ORE CHARACTERISTICS	Units	Soft Ore	Hard Ore	Source
Ore Source		Open pit	Open pit	Owner
Max Lump Size	mm	700	700	Owner
Ore Head Grade (Au)	g/t	1.94	1.14	Owner
Moisture Content	%	15%	10%	Owner
Specific Gravity		2.93	3.10	Testwork
Bulk Density of Crushed Ore	t/m3	1.76	1.86	Calculated
Rod Mill Work Index	kWh/t	7.0	11.2	Testwork
Ball Mill Work Index	kWh/t	7.0	11.3	Testwork
Abrasion Index		0.036	0.434	Testwork

16.9.3              Operating Schedule

A total of 21 days per annum were discounted for disruptions associated with wet weather.

Hard ore crushing will be by way of a 3 stage crushing facility whose overall utilisation is assumed at 75%, after deducting maintenance hours, and based on operating experience from similar plants, 16hrs per day will be allowed for in the design.

After taking into account projected weekly planned maintenance and mill relines, soft rock crushing and the milling plant operational utilisation will be assumed at 96% in a 24hr run to give an overall utilisation, taking into account availability and operational downtime, of 91% which is typical of gold plants

These parameters were used for the operating schedule basis as shown in the Table 16-22.

Table 16-22 - Operating Schedule

OPERATING SCHEDULE	Units	Soft Ore	Hard Ore	Source
General
Annual Tonnage Treated	tpa	5,000,000	3,750,000	Owner
Ore Processing tonnes per month	t/month	416,667	312,500	Calculated
Crushing
Days per Year	days	344	344	Owner
Hours per day	hrs	24	16	Industry Practice
Possible Hours pa	hrs	8,256	5,504	Calculated
Scheduled maintenance per week	hrs	8	8	Industry Practice
Scheduled maintenance per annum	hrs	416	416	Calculated
Available hours per annum	hrs	7,804	5,052	Calculated
Utilisation	%	96%	75%	Owner
Utilised hours per annum	hrs	7,492	3,789	Industry Practice
Crushing tonnes per hour	tph	667	990	Industry Practice
Selected Crusher Throughput	tph	670	990	Calculated
Milling
Scheduled operating days per annum	days	344	344	Owner
Possible hours per annum	hrs	8,256	8,256	Calculated
Scheduled maintenance per week	hrs	8	8	Industry Practice
Scheduled maintenance per annum	hrs	416	416	Calculated
Number of Mill Relines per anuum		1	2	Industry Practice
Time required per mill reline	hrs	36	36	Industry Practice
Time lost per annum due to relines	hrs	36	72	Calculated
Available hours per annum	hrs	7,804	7,768	Calculated
Availability	%	96%	96%	Industry Practice
Operating hours per annum	hrs	7,492	7,457	Calculated
Number of Milling Circuits	#	3	3	Owner
Milled tonnes per hour per mill	tph	222	168	Calculated
Selected Mill Throughput	tph	230	170	SENET

16.9.4              Recoveries

Batch laboratory dissolution test results obtained for each individual ore body were used in the design basis.  A 98% confidence level was applied to the dissolution obtained during batch laboratory tests on individual ore.  Projected recoveries are shown in Table16-23.

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Table 16-23 - Recoveries

		Oxide		Transition FP		Transition CMS		Fresh FP		Fresh CMS
	Units	Main	North	Main	North	Main	North	Main	North	Main	North
LOM Head Grade	g/t	2.42	2.10	1.52	2.36	2.53	2.93	1.49	1.89	1.74	1.86
Gravity Recovery	% of Head Grade	13.7%	13.7%	20.8%	16.8%	0.0%	0.0%	4.5%	10.1%	0.0%	0.0%
CIL Solution Tails	ppm	0.015	0.015	0.015	0.015	0.015	0.015	0.015	0.015	0.015	0.015
CIL Solids % m/m	%	42.0%	42.0%	42.0%	42.0%	42.0%	42.0%	42.0%	42.0%	42.0%	42.0%
CIL Solution Tails	g/t	0.021	0.021	0.021	0.021	0.021	0.021	0.021	0.021	0.021	0.021
CIL Dissolution	% of CIL Feed Grade	89.2%	89.3%	83.0%	89.2%	38.8%	38.7%	83.3%	72.8%	55.2%	55.1%
Combined CIL Tails	g/t	0.246	0.215	0.225	0.232	1.567	1.818	0.258	0.484	0.800	0.855
Leach Recovery	% of Head Grade	76.1%	76.1%	64.3%	73.4%	38.0%	38.0%	78.1%	64.3%	54.0%	54.0%
Overall Recovery	%	89.8%	89.8%	85.2%	90.2%	38.0%	38.0%	82.7%	74.5%	54.0%	54.0%

16.9.5              Crushing

Two crushing circuits will be selected due to the presence of both soft and hard ores. Soft rock has been identified to potentially cause material handling problems when processed through a three stage crushing facility due to the high clay, fines and moisture contents. As a result a dedicated soft rock crushing facility will be provided which will consist of ROM bin, apron feeder and MMD type mineral sizer.   Crushed product from this crushing facility will be conveyed directly to the 3 ball mills via three bins, to split the feed.

Hard rock will be treated through a hard rock crushing facility consisting of a primary jaw crusher, secondary and tertiary cone crushers and associated screens.

A static grizzly installed above the hard rock ROM bin will allow for direct tipping or front-end loader feeding with no risk of oversize material reporting to the jaw crusher.  Due to the hard and abrasive nature of the hard ore, an apron feeder will be installed for the withdrawal of ore from the ROM bin to a vibrating grizzly feeder to scalp off fines ahead of the primary crusher, which (fines) will result in accelerated wear on crusher liners.

A primary jaw crusher (single toggle) will be designed for the purpose of primary crushing as it is easy to operate, maintain and can easily withstand heavily abrasive ores when compared to double toggle jaw crushers. Product from the primary crushing crushed material will be fed directly to the secondary crusher via a bin and variable speed pan feeder to ensure choke feeding of the cone crusher.

Combined product from the secondary crusher and tertiary crusher will be conveyed to three tertiary screen feed bins equipped with three variable speed pan feeders which will ensure that the tertiary screens are choke fed.  The tertiary screen oversize (>15mm) material will be conveyed to the tertiary crusher feed bins and will be fed using variable speed vibrating pan feeders to the three tertiary crushers. The fine material (< 15 mm) will be conveyed with a single conveyor to the hard rock stockpile.

Secondary screen bottom deck undersize (<15 mm) and tertiary screens undersize (<15 mm) material will be conveyed to a stockpile 24 hr live capacity.  Due to the need to feed the two mills independently, two stockpile reclaim conveyors will be used. Variable speed vibrating pan feeders will be used to reclaim ore from the stockpile onto mill feed conveyors  The comminution testwork characteristics of the various ore bodies were used as a basis for the design of the crushing circuit.  Conveyors will be designed to transport the wet equivalent of the rated dry capacity at the design bulk density. The design criteria for crushing is shown in Table 16-24.

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Table 16-24 – Crushing

PRIMARY CRUSHING	Units	Soft Ore	Hard Ore	Source
ROM Bin
Norminal max size (Used for Crushing Calcs)	mm	700	700	Owner
Max Lump Size	mm	990	990	Calculated
Selected Grizzly Spacing	mm x mm	700	700	Owner
Method of Feeding ROM Bin		Dump Truck/FEL	Dump Truck/FEL	Owner
Dump Truck Load Size	t	100	100	Owner
Required Number of Dump Loads in Bin		2	2	Assumption
ROM Bin Size	m3	100	100	Calculated
Withdrawal Method From ROM Bin		Apron Feeder	APF/GRZ	Industry Practice
Apron Feeder
Type		Hydraulic	Hydraulic	Industry Practice
Nominal Capacity	tph	670	990	Owner
Vibrating Grizzly Feeder
Selected Grizzly Spacing	mm	—	175	Senet
ROM Feed Material Less than Grizzly Spacing	%	—	49%	Handbook
Grizzly Undersize	tph	—	485	Calculated
Primary Crusher
Type		Mineral Sizer	Jaw	Industry Practice
Maximum Lump Size	mm	990	990	Calculated
Feed Tonnage	tph	670	505	Calculated
Crusher CSS	mm	—	175	Handbook
Primary Crusher P100	mm	—	350	Handbook
Selected Crusher Size	mm x mm			Vendor
Secondary Crusher Feed Bin
Ore withdrawal Rate	tph	—	990	Calculated
Bin Residence Time	mins	—	10	Assumption
Bin Size	t	—	165	Calculated
Bulk SG		—	1.91	Calculated
Volume of Bin	m3	—	91	Calculated
Selected Bin Capacity	m3	—	90	Calculated
Secondary Screen Feeder
Type		—	Pan	Industry Practice
Number	#	—	1	Vendor
Capacity	tph	—	990	Calculated

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Secondary and Tertiary Crushing	Units	Soft Ore	Hard Ore	Source
Secondary Crushing
Type		—	Cone	Industry Practice
Maximum Lump Size	mm	—	350	Handbook
Feed Tonnage	tph	—	664	Calculated
Crusher CSS	mm	—	44	Vendor
Secondary Crusher P100	mm	—	72	Handbook
Tertiary Screen Feed Bin
Number of Bins	#	—	3	SENET
Ore withdrawal Rate	tph	—	630	Calculated
Bin Residence Time	mins	—	15	SENET
Bin Size	t	—	158	Calculated
Bulk SG		—	1.86	Calculated
Volume of Bin	m3	—	87	Calculated
Selected Bin Capacity	m3	—	90	Calculated
Tertiary Screen Feeders
Type		—	Pan	Industry Practice
Number		—	3	Assumption
Capacity per Feeder		—	630	Calculated
Tertiary Screening
Number of Screens	#	—	3	Vendor
Feed Tonnage to Tert Screen	tph	—	630	Calculated
Number of Decks		—	1	Vendor
Deck Dimensions	mm	—	15	Vendor
Deck Oversize	tph	—	300	Calculated
Tertiary Crusher Feed Bin
Number of Bins	#	—	3
Ore withdrawal Rate	tph	—	300	Calculated
Bin Residence Time	mins	—	35	Assumption
Bin Size	t	—	525	Calculated
Bulk SG		—	1.91	Calculated
Volume of Bin	m3	—	91	Calculated
Selected Bin Capacity	m3	—	90	Calculated
Tertiary Crusher Feeders
Type		—	Pan	Industry Practice
Number		—	3	Assumption
Capacity per Feeder		—	300	Calculated
Tertiary Crushing
Number of Crushers	#	—	3	Vendor
Type		—	Cone	Industry Practice
Maximum Lump Size	mm	—	72	Vendor
Feed Tonnage per Crusher	tph	—	300	Calculated
Crusher CSS	mm	—	13	Vendor
Tertiary Crusher P100	mm	—	22	Handbook
Stockpile
Type		—	Covered Conical	Owner
Design Live Capacity	days	—	1	Industry Practice
Selected Stockpile Live Capacity	tonnes	—	12,300	Calculated
Reclaim Method		—	Pan Feeder	Industry Practice
No. of Reclaim Feeders		—	9	Vendor
Max No. of Reclaim Feeders Operating		—	9	Vendor
Design of reclaim feeder capacity		—	510	Calculated

16.9.6              Milling and Classification

16.9.6.1    Milling

The following considerations were made in deciding the best comminution configuration for Twangiza:

•                  Constraints associated with deliveries of bigger diameter (greater than 5 m diameter) mills

•                  Constraints associated with transporting bigger diameter mills in Democratic Republic of Congo

•                  Production constraints associated with operating one big mill in the event of a breakdown.

•                  High power requirements generally associated with SAG/Ball combination

•                  Complexity of operating a SAG Mill

•                  Commonality of spares with mill at Namoya

When these limitations were taken into account, three ball mills operating in parallel were considered as the optimum selection for treating 3.75 million tonnes per annum of hard ore.  The same circuit will be capable of treating up to 5 million tonnes of soft ore.

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Ore can be campaigned to the mills by ore type or by combining soft rock with hard rock depending on the availability of ore types.

The design of the milling area will also incorporate a fixed Tower Crane which will be used during construction and operating phases.  During the operating phase, it will be used for grinding media addition into the mills and general maintenance.

The comminution testwork results were used as a basis for the design of the milling circuit.  The design criteria for each milling train is shown in Table 16-25.

Table 16-25 -  Milling

MILLING - Train 1	Units	Soft Ore	Hard Ore	Source
Milling Circuit Selection
Circuit type		Ball	Ball	Industry Practice
Milling Process Information
Wet or dry Milling		Wet	Wet	Industry Practice
Open or Closed Circuit		Closed	Closed	Industry Practice
Overflow or Grate		Overflow	Overflow	Industry Practice
Feed Size (F80)	mm	10	10	Industry Practice
Discharge Slurry % Solids	%	72%	72%	Industry Practice
Mill Size
Diameter (inside shell)	m	5	5	Vendor
Effective Grinding Length	m	8.5	8.5	Vendor
Mill Speed	% of critical	75	75	Vendor
Installed Motor Power	kW	3,000	3,000	Vendor
Ball Charge as % by volume	%	35%	35%	Vendor
Ball Size	mm	80	80	Vendor
Trommel Screen
Solids screen undersize	tph	739	595	Calculated
Mill discharge solids density	%	72%	72%	Assumption
Trommel spray water	m3/hr	15	15	Assumption
Total slurry in trommel undersize	m3/hr	554	433	Calculated
Type of trommel panels		PU Slotted	PU Slotted	Vendor
Screen apertures	mm x mm	12 X 55	12 X 55	Vendor
Screen open area	%	36%	36%	Handbook
Screen drainage rate	m3/hr/m2	360	360	Handbook
Required area	m2	0.9	0.9	Calculated
Mill Discharge Sump
Cyclone Feed Solids Flowrate	tph	805	595	Calculated
Cyclone Feed Slurry Flowrate	m3/hr	803	569	Calculated
Cyclone Feed Water Flowrate	m3/hr	523	382	Calculated
Requirred Slurry Residence Time	mins	2	2	Industry Practice
Calculated Live volume	m3	27	19	Calculated
SELECTED SUMP VOLUME	m3	30		Senet

16.9.6.2           Classification

Each milling train will have its own dedicated classification circuit.  Classification will be through a cluster of densifying capable of achieving a cut of 80% passing 75 µm in the overflow at a density of 43% and 44% solids by weight for soft and hard ores respectively. The product from classification will be suitable for the leach circuit and thus removing the need for a pre-leach thickener.

The three classification circuits will be designed to treat 5 mtpa of soft ore and 3.75 mtpa of hard ore.  This will be achieved by increasing or decreasing the number of cyclones in use for each cyclone cluster. The design criteria for each cyclone cluster is shown in Table 16-26.

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Table 16-26 -  Classification

Classification - Train 1	Units	Soft Ore	Hard Ore	Source
Type of Classification		Cluster	Cluster	Vendor
Number of Operating Cyclones				Vendor
Number of Standby Cyclones		25-30%	25-30%	Vendor
Cyclone Operating Pressure	kPa			Vendor
Circulating Load	%	250%	250%	Industry Practice
Cyclone Feed
Cyclone Feed Solids Flowrate	tph	805	595	Calculated
Cyclone Feed Slurry Flowrate	m3/hr	803	569	Calculated
Cyclone Feed Water Flowrate	m3/hr	523	382	Calculated
% Solids Feed to Cyclones	%	61%	61%	Calculated
Cyclone Underflow
% Solids in Cyclone Underflow	%	72%	72%	Industry Practice
Cyclone Underflow Solids Flowrate	tph	575	425	Calculated
Cyclone Underflow Slurry Flowrate	m3/hr	423	299	Calculated
Cyclone Underflow Water Flowrate	m3/hr	224	165	Calculated
Cyclone Overflow
% Solids in Cyclone Overflow	%	43.4%	44.0%	Industry Practice
Cyclone Overflow Solids Flowrate	tph	230	170	Calculated
Cyclone Overflow Slurry Flowrate	m3/hr	379	270	Calculated
Cyclone Overflow Water Flowrate	m3/hr	300	217	Calculated

16.9.7     Trash Handling

Overflow from each classification cyclone cluster will gravitate to a dedicated linear screen for the removal of tramp material prior to leaching. The design criteria for each trash handling facility is shown in Table 16-27.

Table 16-27 – Trash Handling

Trash Handling - Train 1	Units	Soft Ore	Hard Ore	Source
Trash Screen
Type		Linear Screen	Linear Screen	Industry Practice
Screen Feed Solids Flow Rate	tph	230	170	Calculated
% Solids Feed to Screen w/w	%	43.4%	44.0%	Calculated
Screen Feed Slurry Flow Rate	m3/hr	397	288	Calculated
Slurry tph	tph	530	387	Calculated
% Solids v/v Feed to Screen	%	21.0%	19.7%	Calculated
Required screen cloth size	µm	600 x 700	600 x 700	Industry Practice
Screen Volumetric Flowrate	m3/m2/hr	55	55	Handbook
Calculated Screen Area	m2	7.2	5.2	Calculated
Selected Screen Area	m2	12		Vendor
Screen Spray Water	m3/hr	18	18	Vendor
Solids Feed to CIL/Flotation	%	42%	42%	Industry Practice
CIL/Flotation Feed Sump
CIL Solids Flowrate	tph	230	170	Calculated
CIL/Flotation Feed Slurry Flowrate	m3/hr	415	306	Calculated
Required Slurry Residence Time	mins	2	2	Industry Practice
Calculated Live volume	m3	14	10	Calculated
SELECTED SUMP VOLUME	m3	20		Calculated

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16.9.8     Gravity

Gravity recoverable gold batch lab tests conducted on Twangiza Main oxides and Twangiza North oxides indicated that the free gold that is available can be recovered using centrifugal units.  In addition intensive cyanidation of the resultant gravity concentrates showed favourable leach kinetics and extractions. As a result a gravity circuit consisting of three parallel centrifugal concentrators, a common intensive cyanidation reactor and an electrowinning circuit will be designed to recover free gold from bleed of the cyclone underflow from the three classification circuits.  This circuit will improve overall gold recovery and reduce residence time in the CIL circuit.  Concentrator and concentrate leach extraction parameters for each of the gravity trains obtained from the tests were used as the basis of the design and is shown in Table 16-28 below.

Table 16-28 – Gravity

Gravity - Train 1	Units	Soft Ore	Hard Ore	Source
Gravity Unit Sizing
Head Grade	g/t	1.94	1.86	Owner
Gravity Recovery	% of Head Grade	13.7%	7.3%	Testwork
Gravity Recovery	g/t	0.27	0.16	Calculated
Concentrate Tonnage Generated per month	t	19	7	Calculated
Concentrate Tonnage Generated per hr	kg/hr	30	12	Calculated
Solids Feed to Conc	tph	66	68	Calculated
Type of Concentrator Unit Selected		KC-XD30	KC-XD30	Vendor
Capacity of Unit Selected	tph- Solids	150	115	Vendor
% Solids Feed to Concentrator	% m/m	47%	47%	Vendor
Slurry Flow Rate to Conc	m3/hr	97.3	47.8	Calculated
Conc. Unit Fluidising Water	m3/hr	21	21	Vendor
Conc Tails Slurry	m3/hr	118	69	Calculated
Gravity Scalping Screen
Solids Flow to Screen	tph	73	37	Calculated
% Solids m/m	% m/m	49%	49%	Calculated
Slurry Flow To Screen	m3/hr	102	50	Calculated
Slurry Flow To Screen	tph	150	75	Calculated
% Solids v/v	% v/v	24.7%	23.2%	Calculated
Type of aperture required		PU Square	PU Square	Industry Practice
Required Screen Aperture & Panel	mm	2	2	Industry Practice
Open Area	%	18%	18%	Handbook
Screen Drainage rate	m3/hr/m2	78	78	Handbook
Minimum Screen Area Required	m2	1.3	0.6	Calculated

Table 16-29 – Intensive Cyanidation

Intensive Cyanidation	Units	Soft Ore	Hard Ore	Source
Concentrates Generated per day	t	0.6	0.2	Calculated
Leaching Effieciency	%	98%	98%	Testwork
Leaching Time	hrs	14.0	14.0	Testwork
ILR Solution Tank Volume	m3	6	6	Vendor
Cyanide Strength in Solution Tank	%	2%	2%	Vendor
Caustic Strength in Solution Tank	%	3%	3%	Vendor

16.9.9     CIL

16.9.9.1           Leach and CIL

Gold dissolution on the gravity middlings and tails products will be effected via three parallel  Carbon in Leach (CIL) circuits as opposed to Carbon in Pulp (CIP). The decision to go CIL is based on two factors:

a.     testwork results indicated a potential of pre-robbing in the ore

b.     ease of operation of a CIL circuit.

Cyanidation tests conducted indicate satisfactory gold dissolution within a leaching time of 18 hrs for the soft (oxide) gravity middlings and tailings and 24hrs on the hard (transition and

146

fresh gravity middlings and tailings, under normal CIL conditions. The leach circuit will be designed to treat a direct feed from the cyclone overflow at a solids concentration of 42%.  Low pressure air will be sparged into the CIL pre-leach tank and CIL tanks.  Pre-leaching ahead of CIL will enhance fast leaching kinetics which will result in high carbon loadings in the first CIL tank.  A carbon addition of 10 g/l will be sufficient for the gold adsorption in the CIL circuit.

Flow from one CIL tank to another will be through intertank launders and all tanks will have a bypass facility to ensure continuity in production during periods when a tank is taken offline for maintenance.

The design of the CIL area will also incorporate a fixed Tower Crane which will be used during construction and operating phases.  During the operating phase, it will be used to facilitate cleaning of the interstage screens and general maintenance for all the three leach circuits

Results from batch extraction tests were used as the basis for CIL design.  The feed density to CIL will be designed at 42% solids to cater for flow through the interstage screens especially during times when soft oxide ore is being processed which tends to be associated with higher viscosities.  The design criteria for each of the three leach/CIL train is shown in Table 16-30

Table 16-30 - Leach and CIL

Leach and CIL - Train 1	Units		Soft Ore	Hard Ore	Source
General Slurry Information
Solids Flow To Leach/CIL	tph		230	170	Calculated
Solids % m/m	%		42%	42%	Testwork
Slurry Flow rate	m3/hr		397	291	Calculated
Leach & CIL Tank Sizing
Leaching Residence Time	hrs		18	24	Testwork
Total Vol Required	m3		7,155	6,990	Calculated
Air Hold Allowance	%	`	8%	8%	Industry Practice
Total Vol including Air hold-up Required	m3		7,777	7,598	Calculated
Selected Number of Tanks	#		7.0	7.0	SENET
Number of CIL Stages/Tanks	#		6	6	Testwork / Calculated
Number of Leach Tanks	#		1.0	1.0	Testwork / Calculated
Min Volume of Tank	m3		1,111	1,085	Calculated
Tank Volume Selected	m3		1,100		SENET
Carbon/CIL Design
Maximum Leach Feed Grade	g/t		1.94	1.94	Owner
Leach Dissolution (as % of Leach Feed Grade)%			89%	82%	Testwork
Solids Tails Grade	g/t		0.20	0.36	Calculated
Solution Tails Grade	g/t		0.021	0.021	Industry Practice
Total Gold Into Solution	ppm		1.26	1.14	Calculated
Ratio of gold concs on loaded C/Feed Solution			1,750	1,750	Handbook
Design incremental carbon loading	g/t		2,173	2,607	Calculated
Eluted Carbon Value	g/t		100	100	Industry Practice
Loaded Carbon Value	g/t		2,273	2,707	Calculated
Design Carbon Concentration	g/L		10	10	SENET
Gold pulled out of circuit per day	g		9,465	8,393	Calculated
Minimum Carbon Movement per day	t		4.4	3.2	Calculated
Selected Elution Batch	t C		6	6	SENET
Time required to move per loaded carbn	hrs		3	3	Industry Practice
C Transfer rate	tph C		2.0	2.0	Calculated
Slurry Flow During Loaded Carbon Transfer	m3/hr		167	167	Calculated
Remaining Number of C intertank transfers			5	5	Calculated
Time left for these intertank transfers	hrs		18.0	18.0	Calculated
Time required to move per intertank flow	hrs		4	4	Calculated
C Intertank Transfer rate	tph C		1.7	1.7	Calculated
Slurry Flow during intertank C Transfer	m3/hr		167	167	Calculated

16.9.9.2           Interstage Screens

The inter-tank screens will be designed to accommodate an extra flow from CIL spillage, eluted carbon transfer, elution spillage and barren electrolyte from Gravity Electrowinning

147

which could be expected to arise during operation.  MPS (P) screens were considered for the design as these would allow the level of the pulp in the CIL tanks to be the same, as the pumping action of these screens would allow pulp movement from one tank to the another while carbon is retained in tanks which will reduce the initial capital associated with tank civil work.  The design criteria for the interstage screens in each of the three CIL train is shown in Table 16-31.

Table 16-31 - Interstage Screens

Intentank Screens - Train 1	Units	Soft Ore	Hard Ore	Source
Type		MPS(P)	MPS(P)	SENET
Leach Slurry Flowa	m3/hr	397	291	Calculated
Intertank Carbon transfer	m3/hr	167	167	Calculated
Eluted Carbon transfer	m3/hr	49	49	Linked
Spillage Flows:- CIL	m3/hr	87	87	Assumption
Elution	m3/hr	40	40	Assumption
Eluted Carbon Transfer	m3/hr	87	87	Assumption
Barren Electrolyte	m3/hr	27	27	Assumption
Total Flow	m3/hr	766	660	Calculated
Selected Screen Aperture	µm	800	800	Industry Practice
Open Area	%	22%	22%	Handbook / Vendor
Interstage Screen Flux	m3/m2/h	90	90	Handbook / Vendor
Minimum Screen Area Required	m2	9	7	Calculated

16.9.9.3           Loaded Carbon Screen

Loaded carbon from the first CIL tank of each CIL train will be pumped to a common loaded carbon screen (linear screen type) where the screen oversize, washed loaded carbon will gravitate to the acid wash cone and the undersize (slurry) will report to the first CIL tank. A linear screen will be used for this function as opposed to the traditional vibrating screen as this will result in a smaller structure as linear screens are non-vibratory.  The design criteria for the loaded carbon screen is shown in Table 16-32.

Table 16-32 - Loaded Carbon Screen

LOADED CARBON SCREEN	UNIT		Source
Type		Linear	Industry Practice
Screen Feed Solids Flow Rate	tph	354	Calculated
% Solids Feed to Screen w/w	%	42%	Calculated
Screen Feed Slurry Flow Rate	m3/hr	600	Calculated
Slurry tph	tph	843	Calculated
% Solids v/v Feed to Screen	%	20%	Calculated
Required screen cloth size	µm	600 x 600	Calculated
Screen Volumetric Flowrate	m3/m2/hr	53	Industry Practice
Calculated Screen Area	m2	11	Handbook
Selected Screen Area	m2	12	Calcualted

16.9.9.4           Tailings Dewatering

Tailings slurry from three CIL trains will combine and gravitate to a common screen for the recovery of any fugitive carbon.  A linear screen will be incorporated into the design for this purpose. The carbon safety screen will be configured such that the undersize from the screen will gravitate to the thickener de-aeration tank prior to being distributed to the thickener.

The slurry will be thickened to recover the maximum amount of process water containing available unused cyanide, which will reduce the amount of fresh cyanide required for leaching. In addition, this will also reduce the amount of cyanide containing effluent to be treated in the cyanide detoxification system. The thickener clarified solution will overflow to

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the process water tank, where the water will be used as the main source of plant water in the milling area to achieve the required mill and cyclone feed densities.

The thickener underflow will be pumped to the detoxification dilution and splitter box via a variable speed centrifugal pump. A standby pump will be allowed for.

The design criteria for the carbon safety screen and tailings thickening is shown in Table 16-33 and Table 16-34, respectively.

Table 16-33 - Carbon Safety Screen

CARBON SAFETY SCREEN	UNIT	Soft Ore	Hard Ore	Source
Type		Linear Screen	Linear Screen	Industry Practice
Screen Feed Solids Flow Rate	tph	690	510	Calculated
% Solids Feed to Screen w/w	%	42%	42%	Calculated
Screen Feed Slurry Flow Rate	m3/hr	1,200	874	Calculated
Slurry tph	tph	1,650	1,214	Calculated
% Solids v/v Feed to Screen	%	20%	19%	Calculated
Required screen cloth size	µm	800 x 800	800 x 800	Calculated
Screen Volumetric Flowrate	m3/m2/hr	60	60	Industry Practice
Calculated Screen Area	m2	20	15	Calculated
Selected Screen Area	m2	20		Calculated

Table 16-34 - Tailings Thickening

Thickener	UNIT	Soft Ore	Hard Ore	Source
Tails Thickening
Type of Thickener		High rate	High rate	Senet/Client
Feed Characteristics
Solids Flow to Thickener	tph	690	510	Calculated
Feed Solids % m/m	%	41%	41%	Industry Practice
Specific Settling Area	t/m2/h	60%	80%	Testwork
Calculated Thickener Area	m2	1,380	729	Calculated
Calculated Thickener Diameter	m	41.9	30.5	Calculated
Underflow Characteristics
Solution Rate of Rise	m/h	5	5	Testwork
Solids Feed into Feed well	% m/m	12%	12%	Testwork
Underflow Solids % m/m	%	55%	65%	Testwork/Senet
Water Rise	m3/h	4,495	3,465	Calculated
Calculated Thickener Area	m2	899	693	Calculated
Calculated Thickener Diameter	m	34	30	Calculated
Selected Thickener Diameter	m	34		Calculated
Flocculant addition rate	g/t	50	45	Testwork

16.9.9.5           Cyanide Detoxification

Thickened slurry will be pumped from the tailings thickener to the first cyanide detoxification tank.  Cyanide detoxification testwork showed that cyanide destruction could be effected using sodium metabisulphite and copper sulphate as a catalyst in a period of 2 hours, reducing WAD cyanide in the final tailings to approximately 2ppm.  The cyanide detoxification process will thus be designed as three stage agitated reactors into which compressed air will be blown and lime slurry added to maintain pH at the optimal point of 9.

The design basis for cyanide detoxification facility was designed to achieve total cyanide levels of 2ppm in the final tailings slurry.  The design criteria for cyanide detoxification is shown in Table 16-35.

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Table 16-35 –Cyanide Detoxification

DETOX PLANT	UNIT			Source
Method		Inco	Inco	Testwork
Residence Time	hrs	2	2	Testwork
Residual Cyanide in Tailings	ppm	71	58	Testwork
Cyanide Conc in Detoxified Tails	ppm	2	2	Testwork
Solids Flow To from CIL	tph	690	510	Calculated
Required Solids Density	%	42%	42%	Industry Practice
Total Slurry Flowrate	m3/hr	1,192	874	Calculated
Calculated Detox Volume	m3	2,385	1,747	Calculated
Number of Tanks	#	3	3	Industry Practice
Calculated Volume per Tank	m3	795	582	Calculated
Air Holp Up	%	15%	15%	Industry Practice
Recalculated Volume per Tank	m3	935	685	Calculated
Selected Volume per Tank	m3	1000		Calculated
Detox Sump
Total Slurry Flowrate	m3/hr	1,192	874	Calculated
Required Residence Time	mins	4	4	Industry Practice
Calculated Volume	m3	79.5	58.2	Calculated
Selected Sump Volume	m3	80		Calculated

16.9.9.6           Acid Wash

A cold acid wash circuit capable of taking the full 6 tonne batch will be included to remove any carbonates that might otherwise foul carbon. The circuit will be designed to acid wash every batch of carbon before it is eluted by circulating a 3% HCl through carbon in the acid wash cone.  The acid wash cone will be designed with an overflow weir to facilitate elutriation of loaded carbon prior to the acid wash step.  Elutriation process will remove trash from the carbon such as wood chips, plastics which (trash) might otherwise interfere with the flow through the strainers during elution.  The design criteria for the acid wash is shown in Table 16-36.

Table 16-36 - Acid Wash

ACID WASH	UNIT		Source
Acid Wash Cone
Carbon Quantity to be stored	t	6	Calculated
Carbon Quantity to be stored	m3	13	Calculated
Type of Tank		Conical	Selected
Material of construction		MSRL	Industry Pracice
Minimum Vessel Volume	m3	14	Calculated
Cone Volume as % of total	%	33.3%	Assumed
Volume of Cone	m3	4.7	Calculated
Vessel Diameter	m	3	Assumed
Height Cone	m	2	Calculated
Volume of carbon in the straight part	m3	9.3	Calculated
Angle of repose for carbon	deg	29	Handbook
Angle of repose for carbon	radians	29	Calculated
Height of carbon in the top cone	m	0.8	Calculated
Volume of carbon in the top cone	m3	2	Calculated
Volume of carbon in between bottom & top cones	m3	7.4	Calculated
Length of the straight portion of vessel	m	1	Calculated
Total Height Of Vessel	m	3.9	Calculated
Total Volume of the vessel	m3	18	Calculated
Acid Wash Tank
Minimum Tank Volume	BV	1 BV	Assumed
Minimum Tank Volume	m3	13	Calculated
Allowance	%	20%	Assumed
Selected Tank Volume	m3	16	Calculated
Acid Washing
Acid Wash Flow rate	BV/hr	2	Industry Practice
Acid Wash Flow rate	m3/h	26.7	Calculated
Rinsing
Rinse volume	BV	2.0	Industry Practice
Rinse time	hr	1	Industry Practice
Rinse water flow rate	m3/hr	26.7	Calculated

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16.9.9.7           Elution

Based on the carbon loadings and the amount of gold to be produced per month, the number of elutions calculates to 47 per month and the AARL elution method was selected to strip gold from the loaded carbon in 6 tonne carbon batches.  Using this method for elution will allow for increased number of elutions in the event where peaks in the gold grade to the CIL circuit are experienced.  Heating of the eluant will be achieved through electric fired thermic oil heaters.  The design criteria for the elution is shown in Table 16-37.

Table 16-37 - Elution

ELUTION	UNIT		Source
Elution Batch Size		6.0
Elution Method		AARL	Industry Practice
Design Carbon Loading	g/t	2,707	Testwork
Design Barren Carbon Loading	g/t	100	Industry Practice
CIL Gold Production per month	kg/month	616	Calculated
Number of Elutions per month-Design		47	Assumed
Production per Elution	kg	13	Calculated
Calculated Strip Batch size	t	6	Calculated
Selected Strip Batch Size	t	6	Calculated
General Elution Information
Operating Temperature	ºC	120	Industry Practice
Operating Pressure	kPa	350	Industry Practice
Carbon Transfer Method		Hydraulic	Industry Practice
Time to Load Column	hrs	0.5	Industry Practice
Heat Up Column Content to Temp	hrs	2.0	Industry Practice
Elution/Electrowinning	hrs	0.5	Industry Practice
Fresh Water Wash Time	hrs	4.5	Industry Practice
Cooling of Column Contents	hrs	0.5	Industry Practice
Unload Column	hrs	1.0	Industry Practice
Total Elution Cycle Time	hrs	9	Calculated
Elution Column
Working Pressure- Nominal	kPa	350	Industry Practice
Working Pressure- Design	kPa	450	Industry Practice
Volume of carbon in the column	m3	13	Calculated
Flow Through the Column	BV	2.0	Industry Practice
Flow Through The Column	m3/hr	27	Calculated
Flow Through the Column		Upflow	Industry Practice
Superficial Velocity	m/hr	17	Calculated
Type Of Carbon In Use	mesh	8 x 16	Industry Practice
Bed Expansion	%	1.0%	Industry Practice
Extra Volume as a result of expansion	m3	0.1	Industry Practice
Minimum Column Volume	m3	13	Calculated
Column Length:Diameter Ratio		6.6	Industry Practice
Column Diameter	m	1.4	Calculated
Height dished end	m	0.4	Calculated
Volume of bottom dished end	m3	0.3	Calculated
Volume of the straight portion of column	m3	13.2	Calculated
Length of the straight portion of column	m	8.6	Calculated
Total Height of the column	m	9.3	Calculated
Total Volume of Column	m3	13.8	Calculated
Volume of Column Selected	m3	14.0	Calculated
Material of construction		304SS	Vendor
Material of construction for Dished ends		304SS	Vendor
Thickness of plate	mm	6	Vendor
Eluant Tank
Minimum Eluant Tank Volume	BV	1	Industry Practice
Minimum Eluant Tank Volume	m3	13.3	Calculated
Selected Eluant Tank Volume	m3	20	Calculated
Thermic Oil Heaters
First Stage Heat Requirements	kW	738	Calculated
Second Stage Heat Requirements	kW	1,861	Calculated
Minimum Thermic Heater	kW	1,870	Calculated
Selected Number of Elution Heaters	#	2	Industry Practice
Selected Elution Heaters	kW	1800 x 2	Vendor

16.9.9.8           Electrowinning

Pregnant solution exiting the column will be directed to pregnant solution tanks and will be pumped to the electrowinning cells where gold will be deposited on the cathodes as sludge and the barren solution will be circulated to the barren tank.

151

A dedicated pregnant solution tank and an electrowinning cell will be used to recovery gold from gravity pregnant solution.

Electrowinning will be effected through sludging cell type electrowinning cells.  The design criteria for the Electrowinning (CIL) and Electrowinning (Gravity) are shown in Table 16-38 and Table 16-39, respectively.

Table 16-38 - Electrowinning (CIL)

ELECTROWINNING (CIL)	UNIT		Source
Number of Cells CIL Gold	#	8
Total Flowrate To Cells	m3/hr	119	Calculated
Flowrate	m3/min	2	Calculated
Recommended specific eluate flowrate	m3/(min.m2)	0.5	Handbook
Selected Cell Type		Sludging	Vendor
Selected Cathode Dimensions	mm x mm	700x700	Vendor
Cathode Area	m2	0.5	Calculated
Specific Eluate flowrate	m3/min	0.25	Calculated
Number of Cells required		8	Calculated
Selected Number of Cells		8	Calculated

Cell Current CIL Gold
Gold Deposited per Electrowinning	g	15,642	Calculated
Atomic Weight Of Gold	g/mol	197	Handbook
1 Faraday =	Coulombs	96,487	Handbook
Oxidation State Of Gold	as Au (CN)2-	1	Handbook
Current Efficiency	%	10%	Handbook
Coulombs Per Gram	C (inc. efficiency)	4898	Calculated
Total Coulombs Needed	C	76,609,990	Calculated
Electrowinning Period	h	11	Selected
Current Flow	Coulomb/hr	6,689,872	Calculated
Current Flow	Coulomb/hr/Cell	836,234	Calculated
Cell Amps	A per Cell	300	Calculated

Gravity Gold Electrowinning Tanks
Volume Generated per Batch	m3	15	Calculated
Allowance	%	0.5	Industry Practice
Volume of Storage Tank	m3	22.5	Calculated
Number of Storage Tanks	#	2.0	SENET

152

Table 16-39 - Electrowinning (Gravity)

ELECTROWINNING (GRAVITY)	UNIT		Source
Number of Cells Gravity Gold		1.0
Total Flowrate To Cells	m3/hr	12.7	Calculated
Flowrate	m3/min	0.2	Calculated
Recommended specific eluate flowrate	m3/(min.m2)	0.50	Handbook
Selected Cell Type		Sludging	Vendor
Selected Cathode Dimensions	mm x mm	700x700	Vendor
Cathode Area	m2	0.49	Calculated
Recommended Eluate flowrate	m3/min	0.25	Calculated
Number of Cells required		1	Calculated
Selected Number of Cells		1	Calculated

Cell Current Gravity Gold
Gold Deposited per Electrowinning	g	4,080	Calculated
Atomic Weight Of Gold	g/mol	197	Handbook
1 Faraday =	Coulombs	96,487	Handbook
Oxidation State Of Gold	+ as Au(CN)2-	1	Handbook
Current Efficiency	%	0.1	Handbook
Coulombs Per Gram	C (inc. efficiency)	4898	Calculated
Total Coulombs Needed	C	19,982,737	Calculated
Electrowinning Period	h	14	Selected
Current Flow	Coulomb/hr	1,427,338	Calculated
Current Flow	Coulomb/hr/Cell	1,427,338	Calculated
Cell Amps	A per Cell	400	Calculated

16.9.9.9           Regeneration

Carbon regeneration facility will be designed to treat the entire eluted carbon batch (2x6 tonnes) in a period of 16 hours.  The regeneration kiln will be electric fired.  A facility to remove fines from virgin carbon will be incorporated into the design.  This will be able to attrition virgin carbon in 0.5 tonne batches when required.  Both regenerated carbon and attritioned virgin carbon will be passed through a screen for the removal of fines.  The screen oversize will gravitate to a transfer vessel where carbon will be hydraulically transferred to the last CIL tank. The design criteria for the regeneration is shown in Table 16-40.

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Table 16-40 - Regeneration

REGENERATION	UNIT		Source
Kiln Feed Hopper
Carbon Quantity to be stored	t	6	Calculated
Carbon Quantity to be stored	m3	13.3	Calculated
Volume selected	m3	14	Calculated
Type of Tank		Conical	Industry Practice
Cone Volume as % of total	%	0.33	Assumed
Vessel Diameter	m	3	Assumed
Height Cone	m	2	Calculated
Volume of carbon in the straight part	m3	2	Calculated
Angle of repose for carbon	º	29	Handbook
Total Height Of Vessel	m	3.9	Calculated
Total Volume of the vessel	m3	17.9	Calculated
Material of construction		Carbon Steel	Industry Practice

Regeneration Kiln
Kiln type		Horizontal	Vendor
Mode of firing		Diesel Fired	Vendor
Temperature Control		Automatic	Vendor
Regeneration temperature	deg C	700-750	Vendor
Regen Carbon Batch Size	t	6	Calculated
Regeneration time	hrs	16	Industry Practice
Regeneration rate	kg/hr	750	Calculated
Moisture Content	%	0.5	Vendor
Feeder Type		Screw	Vendor
Residence time at temp	mins	10	Vendor
Quench Pan
Carbon Quench rate	t/hr	0.8	Calculated
% Solids (Carbon) in Quenched Slurry	%	0.3	Calculated
Wet Carbon flowrate	t/hr	1.3	Calculated
Slurry Flow Rate	m3/hr	3.9	Calculated
Type of Tank		Pan	Industry Practice
Vessel Retention time	mins	2	Industry Practice
Vessel Size	m3	0.1	Calculated
Selected Vessel Size	m3	0.1	Calculated
Quench Screen
Solids Flow Rate	tph	2	Calculated
Slurry Flow Rate	m3/hr	12.4	Calculated
% Solids m/m	%	0.2	Calculated
% Solids v/v	%	0.4	Calculated
Type of Screen Type Required		Wedge Wire SS	Industry Practice
Required Screen Aperture & Panel	um	0.8 M28 Profile	Handbook
Open Area	%	0.22	Handbook
Screen Drainage rate	m3/hr/m2	80	Handbook
Minimum Screen Area Required	m2	0.16	Calculated
Eductor Tank
Carbon Quantity to be stored	t	6	Assumed
Vessel Diameter	m	3	Assumed
Height Cone	m	1	Calculated
Volume of cone	m3	2.4	Calculated
Volume of the straight portion of vessel	m3	11.6	Calculated
Time required to empty C from Tank	hrs	1	Industry Practice
Carbon flowrate	t/hr	6	Calculated
% Carbon in slurry	% w/w	0.2	Industry Practice
Transfer water flowrate	m3/hr	41	Calculated

Carbon Attritioning	UNIT		Source
Quantity of carbon to be attritioned per batch	t	0.5	Assumed
Type of Tank		Conical	Industry Practice
Solids %	%	0.2	Industry Practice
Total Volume of Carbon & Water	m3	3.1	Calculated
Selected Volume of Attritioning Tank	m3	4	Calculated
Cone Volume as % of total	%	0.3	Industry Practice
Volume of Cone	m3	1.3	Calculated
Vessel Diameter	m	1.8	Calculated
Material of Construction		MS	Industry Practice

16.9.9.10         Calcining & Smelting

Fully loaded cathodes will be periodically removed from the cells and will be washed using a high pressure washer to remove the gold sludge.  The dilute gold sludge will be pumped to a filter press where the resultant filter cake will be transferred into calcining trays and dried in an electric fired calcination furnace.  The dried gold sludge will then be mixed with fluxes and

154

loaded into an induction smelting furnace. During smelting, metal oxides will form slag and once the furnace crucible contents are poured into cascading moulds, gold will solidify at the bottom while slag separates easily from the gold.  The gold bullion(s) will be cleaned, labeled and ready for shipping.  The design criteria for the calcining and smelting is shown in Table 16-41.

Table 16-41 - Calcining and Smelting

CALCINING & SMELTING	UNIT		Source
Calcining & Smelting
Calcine Oven Type		Electric	Client
Number of Trays		6	Client
Smelting Furnace Type		Tilting	Industry Practice
Method of Firing		Electric	Senet/Client
Bullion Mould Capacity	kg	30	Supplier

16.9.10  Reagents

Facilities to mix, store and distribute reagents and consumables will be allowed for in the design.  These reagents and consumables will include grinding media, cyanide, caustic, lime, flocculant, sodium metabisulfite, copper sulphate, hydrochloric acid and smelting fluxes.  The reagent consumptions obtained during bench scale laboratory tests were used to estimate the size of the equipment associated with mixing, storage and distribution of most of the reagents.

The design of the reagents area will also incorporate a fixed Tower Crane which will be used during construction and operating phases.  During the operating phase, it will be used to facilitate reagents make up such as lime, cyanide, caustic, sodium metabisulfite, copper sulphate and general maintenance.

16.9.10.1         Lime

Due to the high transport costs associated with lime, it was decided to procure unslaked lime whose available CaO content is greater than 90% compared to hydrated lime with an available CaO content of 65-67%. The lime circuit will be designed to have a lime storage lime silo with a 12 hour capacity, a slaking facility and a slaked lime storage and dosing facility whose capacity will be equivalent to 2 days. The lime slaking design criteria are presented in Table 16-42.

155

Table 16-42 - Lime Slaking (Make-up, Storage and Dosing)

LIME	UNIT	Soft Ore	Hard Ore	Source
Lime Loading & Silo Sizing
Delivery Method		Bulk Bags	Bulk Bags	Vendor
Delivery size	kg	1,000	1,000	Vendor
Type of Lime		Unslaked	Unslaked	Vendor
Contained CaO	% CaO	90%	90%	Vendor
Form of feed		Powder	Powder	Vendor
Type of bulk Storage Vessel		Silo	Silo	Industry Practice
Bulk Storage Capacity	days	0.5	0.5	Industry Practice
Lime SG		3.5	3.5	Handbook
Apparent Loose Packed density	t/m3	1.05	1.05	Handbook
Lime Silo Loading time	hrs/day	5.0	5.0	Assumption
Solids Flow To Leach/CIL	tph	690	510	Calculated
Consumption CIL (100%)	kg/t CaO	4.9	1.1	Testwork
Concentrate Neutralisation (100%)	kg/t CaO	0.2	0.2	Testwork
Total Lime Cons. as 90% CaO	kg/t CaO	5.7	1.47	Calculated
Total Lime Cons. as 90% CaO	kg/h	3,933	748	Calculated
Total Lime Cons. as 90% CaO	tpd	94	18	Calculated
Lime Loading Facililty
Lime Silo Loading time	hrs/day	8	8	Assumption
Lime Loading Rate	tph	12	2	Calculated
Selected Lime Loading Rate	tph	12		Calculated
Lime Silo
Bulk Storage Capacity	days	0.5	0.5	Industry Practice
Storage Capacity Required	t	47	9	Calculated
Storage Capacity Required	m3	45	9	Calculated
Selected Lime Silo Capacity	m3	45		Calculated
Lime Slurry - Storage and Dosing
Consumption CIL	kg/t CaO	0.99	0.22	Testwork
Consumption Detox	kg/t CaO	0.20	0.20	Testwork
Consumption	kg/h CaO	818	216	Calculated
Consumption-Bulk	kg/h bulk	909	240	Calculated
Consumption	t/d CaO	19	5	Calculated
Consumption	t/d bulk	21	6	Calculated
Number of Make Ups Per day	#	2	2	Assumption
No. of Bags per Make up	#	10.5	2.8	Calculated
Selected No. of Bags	#	11		Calculated
Lime in Slurry	%	15%	15%	Industry Practice
Lime Slurry SG		1.09	1.09	Calculated
Slurry flowrate	tph	5	1	Calculated
Slurry flowrate	m3/h	5	1	Calculated
Holding Tank Capacity	days	2	2	Calculated
Calculated Holding tank capacity	m3	205	54	Calculated
Number of holding tanks	#	1		Assumption
Selected Holding Tank Volume	m3	210		Calculated
Lime Dosing Method		Ringmain		Industry Practice
Velocity required in ring main	m/s	2.2		Assumption
Ring main line size (NB)		100		Assumption
Ring main line size (ID)	mm	106		Calculated
Calculated Flow in ring main	m3/hr	70		Calculated
Lime Slaker
Lime Slaking Time	hrs/day	3		Vendor
Storage Tank Volume	m3	210		Calculated
Slurry Density	t/m3	1.09		Calculated
% Lime Solids w/w	%	15%		Industry Practice
Slurry weight in tank	t	229		Calculated
Solids weight in slurry	t	34		Calculated
Slaker Solids Feed rate	tph	11		Calculated
Slaking Water Flowrate	m3/hr	65		Calculated
Grit Formation
Solids generation (Grit)	tph	0.1		Assumption
% Solids w/w	%	80%		Assumption

16.9.10.2         Cyanide

Cyanide make up and dosing facilities will be designed by taking into account total cyanide usage in CIL, elution and intensive cyanidation and will allow for at least two make ups every day with a one day storage capacity for the dosing tank. The dosing of cyanide will be via a ringmain system. The design criteria for the sodium cyanide make-up, storage and dosing is shown in Table 16-43.

156

Table 16-43 - Sodium Cyanide Make-up, Storage and Dosing

SODIUM CYANIDE	UNIT	Soft Ore	Hard Ore	Source
Sodium Cyanide Mixing
Delivery size	kg	1,000	1,000	Vendor
Available NaCN	%	1	1	Vendor
Physical Form		Briquettes	Briquettes	Vendor
Cyanide Consumption- Leach	kg/t	0.54	1.36	Testwork
Cyanide Consumption- Leach	kg/day	8,942	16,646	Calculated
Cyanide Consumption- Elution	kg/day	157	131	Calculated
Cyanide Consumption- ILR	kg/day	400	400	Calculated
Total Cyanide Consumption	kg/day	9,500	17,177	Calculated
Total Cyanide Consumption	kg/t	0.65	1.58	Calculated
No. of Make Ups per Day	#	0.50	0.50	Assumption
Make up strength	% w/w	0.25	0.25	Handbook
Solution SG	t/m3	1.13	1.13	Handbook
Minimum make up volume	m3	36		Calculated
Mixing Tank Volume	m3	40		Calculated
Sodium Cyanide Storage & Dosing
Combined Cyanide Consumption	kg/hr	463		Calculated
Combined Cyanide Solution Flow	m3/hr	2.1		Calculated
Required Storage Capacity	days	1		SENET/OWNER
Minimum Storage Capacity	m3	50		Calculated
Selected Dosing Tank Volume	m3	60		Calculated

16.9.10.3         Caustic

Caustic usage will be on a batch basis and thus the make up tank will also be a dosing and storage tank.  Total caustic usage in the plant, elution, intensive cyanidation and acid neutralisation, will be used to determine the size of the tank assuming a storage capacity of 2 days.  The design criteria for the caustic make-up is shown in Table 16-44.

Table 16-44- Caustic Make-up, Storage and Dosing

CAUSTIC SODA	UNIT	Soft Ore	Hard Ore	Source
Caustic for Elution
Delivery size	kg	25	25	Vendor
Physical Form		Pearls	Pearls	Vendor
Caustic Consumption- Elution	kg/day	944	784	Calculated
Caustic Consumption- ILR	kg/day	194	194	Calculated
Caustic Consumption- Acid Neutralisation	kg/day	207	172	Calculated
Total Caustic Consumption	kg/day	1,345	1,150	Calculated
Make up every	# days	2	2	Assumption
Make up strength	% w/w	20%	20%	Industry Practice
Solution SG	t/m3	1.24	1.24	Handbook
Minimum make up volume	m3	11.6	9.9	Calculated
Mixing Tank Volume	m3	20		Calculated

16.9.10.4         Sodium Metabisulfite

Sodium metabisulfite design of make up and storage facility will be based on one make up per day and 24 hour storage and dosing. The design criteria for the Sodium Metabisulphite make-up, storage and dosing is shown in Table 16-45.

157

Table 16-45 - Sodium Metabisulphite Make-up, Storage and Dosing

SODIUM METABISULPHITE	UNIT	Soft Ore	Hard Ore	Source
Mixing Tank
Delivery Method		Bags	Bags	Vendor
Delivery size	kg	1,000	1,000	Vendor
Sodium Metabisulphite Consumption	kg/t	0.4	0.3	Testwork
Sodium Metabisulphite Consumption	kg/day	5,961	3,550	Calculated
Make Up Strength	%	25%	25%	Industry Practice
No. of Make ups per Day	#	1	1	Industry Practice
Solution SG	t/m3	1.08	1.08	Handbook
Minimum Mixing Tank Volume	m3	24		Calculated
Dosing Tank
Sodium Metabisulphite Solution Consumption	m3/hr	1.1	0.6	Calculated
Required Storage Capacity	days	1	1	Industry Practice
Minimum Storage Tank Volume	m3	30		Calculated

16.9.10.5         Copper Sulphate

Copper sulphate design of make up and storage facility will be based on one make up per day and a 24 hour storage and dosing. The design criteria for the Copper Sulphate make-up, storage and dosing is shown in Table 16-46.

Table 16-46 - Copper Sulphate Make-up, Storage and Dosing

COPPER SULPHATE	UNIT	Soft Ore	Hard Ore	Source
Mixing Tank
Delivery Method		Bags	Bags	Vendor
Delivery size	kg	1,000	1,000	Vendor
Copper Sulphate Consumption	kg/t	0.04	0.04	Testwork
Copper Sulphate consumption	kg/day	651	388	Calculated
Make Up Strength	%	15%	15%	Industry Practice
No. of Make ups per Day	#	1	1	Industry Practice
Minimum Mixing Tank Volume	m3	6		Calculated
Dosing Tank
Copper Sulphate Solution Consumption	m3/hr	0.18	0.11	Calculated
Required Storage Capacity	days	1	1	Industry Practice
Minimum Storage Tank Volume	m3	4		Calculated

16.9.10.6         Hydrochloric Acid

The design will assume that hydrochloric acid will be delivered in 200 litre drums at a strength of 33% HCl which will be pumped into the acid wash tank using a drum pump. The design criteria for hydrochloric acid is shown in Table 16-47.

Table 16-47 - Hydrochloric Acid

HYDROCHLORIC ACID	UNIT	Soft Ore	Hard Ore	Source
Delivery Method		Drums	Drums	Vendor
Delivery size	litres	200	200	Vendor
Delivered Strength of HCl	%	33%	33%	Industry Practice
Number of acid washes per month		10	10	Calculated
HCl Strength in Acid Wash	%	3%	3%	Vendor
HCl for Acid wash (33%)	kg/month	18,182	18,182	Calculated
HCL Consumption (at 33% Strength)	kg/t	0.04	0.04	Calculated

16.9.10.7         Activated Carbon

Activated carbon (8x16 mesh) will be used in the leach and will be delivered in 500 kg bags. The design criteria for activated carbon is shown in Table 16-48.

Table 16-48 - Activated Carbon

ACTIVATED CARBON	UNIT			Source
Delivery Method		Bags	Bags	Vendor
Delivery size	kg	500	500	Vendor
Consumption Rate	g/t	15	15	Industry Practice
Type/Size	Mesh	8 x 16	8 x 16	Calculated

16.9.10.8         Flocculant

Flocculant consumption was determined at 50 g/t for the soft ore and 45 g/t for the hard ore.  At a flocculant make up strength of 0.25% flocculant by weight, 5 make ups per day will be

158

required necessitating the need for an automated flocculant system.  Flocculant storage and dosing facility has been assumed at 12 hours.  The design criteria for the flocculant make-up, storage and dosing are presented in Table 16-49.

Table 16-49 – Flocculant

FLOCCULANT MAKE-UP	UNIT	Soft Ore	Hard Ore	Source
Flocculant- Make Up
Delivery Method		Bags	Bags	Vendor
Delivery size	kg	25	25	Vendor
Floc Consumption Plant Tailings	g/t	50	45	Testwork
Consumption	kg/h	35	23	Calculated
Total Flocculant Consumption	kg/d	708	469	Calculated
Number of Make ups per day		5	5	SENET/Owner
Floc Make Up Strength	%	0.25%	0.25%	Industry Practice
Required Number of Bags per Make-up	#	6	4	Calculated
Selected Number of Bags per Make up	#	6		Calculated
Minimum Make up Volume	m3	60		Calculated
Flocculant- Storage & Dosing
Flocculant Solution Flowrate	m3/hr	14	9	Calculated
Storage Capacity Required	hrs	12	12	SENET/Owner
Tank Storage Required	m3	166	110	Calculated
Selected Tank Volume	m3	170		Calculated
Floc Dilution Factor		10	10
Dilution Water Flow rate	m3/hr	124	83	Industry Practice
Dilute Floc Dosing Rate Total	m3/hr	138	92	Calculated

16.9.10.9         Smelting Fluxes

Smelting fluxes, Borax, Sodium Carbonate, Sodium Nitrate, Silica, Fluorspar and Manganese Dioxide, consumptions were estimated by assuming a flux ratio of 58, 17, 17, 5, 2, 1%, to the weight of calcine, respectively.

16.9.10.10      Grinding Media

The ball mill grinding media consumptions were based on Bond’s estimating method using abrasion index results obtained from laboratory tests.  This translated to 0.172, 0.172, 0.287, 0.287, 0.476 and 0.476 kg/t for Oxide Main, Oxide North, Transition FP Main, Transition FP North, Fresh FP Main and Fresh FP North ores respectively.

16.9.10.11      Mill Liners

The Ball mill liner consumptions were based on Bond’s estimating method using abrasion index results obtained from laboratory tests.  This translated to 0.025, 0.025, 0.039, 0.039, 0.061 and 0.061 kg/t for Oxide Main, Oxide North, Transition FP Main, Transition FP North, Fresh FP Main and Fresh FP North ores respectively.

16.9.10.12             Crusher Liners

Estimated number of liner changes per annum was made using the abrasion indices obtained from lab tests and the expected liner life as given by the supply for a given throughput.

16.9.11  Air Services

High pressure air will be supplied to the milling, lime make-up, workshop and plant general by two screw compressors, one working and one standby.  Instruments air requirements for the entire plant will be supplied through use of a dedicated small compressor and an air drier.  A standby instrument compressor will be allowed for. The design criteria for the high pressure air services is presented in Table 16-50.

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Table 16-50 – High Pressure Air Services

High Pressure AIR	UNIT		Source
Plant General	Nm3/hr	120	Assumed
Lime Filter	Nm3/hr	40	Assumed
Mill 1 Pinch Valves	Nm3/hr	100	Assumed
Mill 2 Pinch Valves	Nm3/hr	100	Assumed
Mill 3 Pinch Valves	Nm3/hr	100	Assumed
Workshop	Nm3/hr	40	Assumed
Instrument Air Requirements
Instrument Air	Nm3/hr	300	Assumed

Low pressure air requirements for the leach and detoxification process will be supplied by two screw compressors, one working and one on standby. The design criteria for the low pressure air services is presented in Table 16-51.

Table 16-51 – Low Pressure Air Services

Low Pressure AIR	UNIT		Source
CIL
Volume of air required per CIL Tank	Nm3/hr/1000m3 tank vol	72	Industry Practice
Number of CIL Tanks being aerated	#	21	Assumed
Slurry Volume per CIL Tank	m3	1,100	Calculated
Total Volume of air required for CIL	Nm3/hr	1,663	Calculated
DETOX
Volume of air required per DETOX Tank	Nm3/hr/1000m3 tank vol	1,000	Industry Practice
Number of DETOX Tanks being aerated	#	3	Assumed
Slurry Volume per DETOX Tank	m3	1,100	Calculated
Total Volume of air required for DETOX	Nm3/h	3,300	Calculated
Total Low Pressure Air	Nm3/hr	4,963	Calculated

16.9.12      Water Services

16.9.12.1         Water Abstraction & Storage (AMEC)

Two submersible pumps will be installed in the water storage facility to enable pumping of water to the process and raw water ponds located in the plant.  These pumps will be sized to cater for the commissioning, dry and wet seasons where raw water demands vary significantly.   A breakdown of the water requirements is shown in the table below and will be  used as the basis for sizing the transfer pumps, the raw and process water ponds, gland water tank and all the water pumps including a fire water facility. The design criteria for the water services is presented in Table 16-52.

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Table 16-52 – Water Services

WATER SERVICES	UNIT		Source
Raw Water
Type of Storage		Pond	Owner
Ave. Raw Water Demand	m3/hr	938	Calculated
Residence Time	hr	24	Assumed
Calculated Storage Volume	m3	22,524	Calculated
Seleceted Storage Volume	m3	23,000	Calculated
Process Water
Type of Storage		Tank	Owner
Total Mill & Gravity Dilution Process Water	m3/hr	396	Calculated
Total Spray Water	m3/hr	89	Calculated
Total Process Water	m3/hr	485	Calculated
Residence Time	hr	24	Assumed
Process Storage Volume	m3	11,631	Calculated
Selected Storage Capacity	m3	11,640	Calculated
Gland Water Tank
Gland Water Requirements	m3/hr	3.8	Calculated
Required Residence Time	hrs	4	Assumed
Minimum Volume of Gland Water Tank	m3	15	Calculated
Selected Volume	m3	20	Calculated
Potable Water Storage
Ave Potable Water Usage	m3/hr	5	Calculated
Storage Capacity	days	2	Assumed
Tank Volume	m3	240	Calculated
Safety Shower Header Tank
Safety Shower Header Tank	m3	2	Calculated

16.9.13      Process Plant

16.9.13.1         Process Plant Summary

The proposed Twangiza Process Plant design is based on well known and established Gravity/CIL technology, which consists of three stage crushing, ball milling, gravity recovery of free gold followed by leaching/adsorption of gravity tailings, elution & gold smelting and tailings disposal. Services to the process plant will include reagent mixing, storage and distribution, water and air services.

The plant will treat 5 million tonnes per annum of oxide and 3.75 million tonnes per annum transition and fresh ores if campaigned through the plant separately or a combination if required. Soft rock has been identified to potentially cause material handling problems when processed through a three stage crushing facility due to the high clay, fines and moisture contents. As a result a dedicated soft rock crushing facility will be provided which will consist of an MMD type mineral sizer and the product will be fed directly onto the ball mill feed conveyors, with no stockpiling.

Transition and fresh ore will be treated through a primary, secondary and tertiary crushing circuit to produce a ball mill feed of size 100% passing 15mm.

Milling will consist of three ball mills running in parallel. The discharge from each mill will have a dedicated cyclone feed sump and a cyclone cluster for classification.

A proportion of the cyclone underflow from each milling stream will be bled to a dedicated gravity circuit for recovery of gravity gold with the balance gravitating to the ball mills for further size reduction. Gold will be recovered from the concentrates through a combination of intensive cyanidation and electrowinning facilities.

The overflow from each cyclone cluster will gravitate via its dedicated trash screen to the leach/CIL circuit where gold will be dissolved and adsorbed onto carbon. The resultant CIL tailings slurry will be subjected to tailings thickening to recover the maximum amount of

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process water containing available unused cyanide, which will reduce the amount of fresh cyanide required for leaching as well as reduce the amount of cyanide destruction required. The thickened underflow will be pumped to a cyanide destruction facility prior to being pumped to the tailings disposal and storage facilities.

Loaded carbon from CIL will be acid washed prior to elution, followed by re-activation of the eluted carbon by means of a regeneration kiln. The solution from the elution circuit will be subjected to electrowinning; where gold will be deposited onto cathodes as sludge. Periodically, the sludge will be washed off the cathodes and dried. The dried gold “sludge” will then be smelted to produce gold bullion which will be shipped to the refinery.

A block diagram of the Twangiza Process Plant is shown in Figure 16-17.

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Figure 16-17 – Twangiza Process Plant Block Flow Diagram

HARD ROCK CRUSHING
STOCKPILE
CONCENTRATE TREATMENT
SOFT ROCK CRUSHING
MILLING (3 trains in parallel)
GRAVITY (3 trains in parallel)
WATER SUPPLY
LIME
ACID WASH
RAW WATER
CAUSTIC & ACID
ELUTION
ELECTROWINNING
CYANIDE
CIL (3 trains in parallel)
REGENERATION
FLOCCULANT
TAILINGS DEWATERING
SERVICES
GOLDROOM
PROCESS WATER
TALINGS STORAGE FACILITY
CYANIDE DETOXIFICATION
COPPER SULPHATE & SODIUM METABISULPHITE

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16.9.13.2	Crushing

This section should be read in conjunction with the Crushing Equipment List, Table 16-53, Table 16-54 & Table 16-55 and the Crushing Process Flow Diagrams PFD SP340 2100 D001, PFD SP340 2200 D001, and PFD SP340 2400 D001 in Appendix XIV which shows the detailed general flow of material and the mass balances.

a.	Soft Rock Crushing

This section should be read in conjunction with Process Flow Diagram PFD SP340 2100 D001.

Oxides were noted to be particularly soft and will thus need to be treated through a soft rock crushing facility that will feed the 3 ball milling circuits directly.

The soft rock crushing plant will thus be designed to treat ore at a rate of 670 tonnes per hour to a product size of minus 250 mm through a mineral sizer. This crushing circuit will operate for a period of 24 hours a day. Maintenance in this section will take place during periods when the milling section is being maintained.

The oversize material will be broken down using a hydraulic Rock Breaker, 21-RKBR-01, located at the same level as the ROM bin grizzly.

For this purpose an MMD 850, 3-tooth, 8 ring, mineral sizer powered by a 220 kW drive, has been selected.

Ore being campaigned will be fed into the ROM Bin, 21-BIN-01, using a front end loader and where possible directly tipped into the ROM bin using rear dump trucks. The ROM bin will be designed to have a capacity of 100 m3.

A 2.15 m wide by 8.06 m long, D7 chain Apron Feeder (21-APFR-01) located under the ROM bin will be used to withdraw ore from the bin at a controlled rate and will discharge into the mineral sizer which will reduce the oversize material to a product of 100% passing 250 mm. The crushed product will be discharged onto the soft rock Feed Bin Conveyor, 11-CONV-01 which in turn will discharge onto the soft rock Splitter Bin Feed Conveyor, 11-CONV-02. The crushed product will be split equally into the 3 Mill Feed Bins, 21-BIN-02/03/04 via a 3-way splitter chute and Splitter Bin Feed Conveyors; 21-CONV-03 and 21-CONV-04.

Ore will be reclaimed at a rate of 670 tph from the soft rock feed bins, via vibrating pan feeders, 21-FEDR-01/02/03, onto the individual mill feed conveyors.

A 5 tonne electric hoist located above the mineral sizer will be used to remove any boulders from the crusher in the event of a choke and will also be useful for minor maintenance.

Containment of dust will be achieved through use of conveyor skirting on discharge points and dust suppression systems at points identified as potentially high in dust generation. The system will utilize atomized water sprays. Control of spillage in the soft rock crushing area will be by means of a spillage pump.

b.	Hard Rock Crushing

This section should be read in conjunction with Process Flow Diagram PFD SP340 2200 D001.

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The primary crushing plant will be designed to treat ore at a rate of 990 tonnes per hour to a product size of 100% passing 350 mm through a single toggle jaw crusher. The crushing circuit will operate for a period of 16 hours a day when treating transition and fresh ores.

For this purpose a Sandvik CJ815 jaw crusher, with opening of 1500 mm x 1300 mm, has been proposed as this will be capable of treating the maximum lump size of 700 mm.

A ROM pad will be established adjacent to a tipping bin to ensure stockpiling of transition and fresh ore types. Ore being campaigned will be fed into the ROM bin using front end loader and where possible directly tipped into the ROM Bin, 22-BIN-01, from CAT 777 rear dump trucks. The ROM Bin, with a capacity of 100 m3, giving at least one and half times the truck size, will be equipped with an 700 x 700mm static grizzly, 22-GRIZ-01, which will ensure that oversize material will not report to the primary crusher as this will result in crusher chokes. The oversize material will be broken down using a hydraulic Rock Breaker, 22-RKBR-01, located at the same level as the ROM bin grizzly.

A 2.15 m wide by 8.06 m long, D7 chain Apron Feeder (22-APFR-01) located under the ROM bin will be used to withdraw ore from the bin at a controlled rate and will discharge onto a 1.8 mW x 4.0 mL Vibrating Grizzly Feeder (22-VGRZ-01) to scalp off the fines (-175 mm material) while the oversize from the feeder will report to the crusher. The feeder undersize; -175 mm; will discharge onto the Crusher Discharge Conveyor, 22-CONV-01.

The primary Jaw Crusher (22-CRUS-01) powered by a 200 kW motor, at a closed side setting of 175 mm, will reduce the oversize material to a product of 100% passing 350 mm. The product from the jaw crusher will be discharged onto the Crusher Discharge Conveyor, 22-CONV-01.

The scalped vibrating grizzly undersize and primary jaw crusher product will combine and be transferred from the crusher discharge conveyor via the Secondary Bin Feed Conveyor (22-CONV-02) to the secondary crusher feed bin.

Ore will be reclaimed from the Secondary Crusher Feed Bin, 22-BIN-01, via a vibrating pan feeder, 22-FEDR-01, into the Secondary Crusher, 22-CRUS-01.  The secondary crushed product together with the tertiary crushed product will be conveyed via two conveyors (22-CONV-03 & 04) to a 3-way splitter chute. The splitter chute will feed the tertiary screen feed bins (22-BIN-03, 04 & 05 via a chute and 2 conveyors (22-CONV-05 & 06).  Three vibrating pan feeders (22-FEDR-02, 03 & 04) located under the tertiary screening feed bins will be used to withdraw ore from the bins at a controlled rate to three 2.44 m wide by 6.1 m long single deck Tertiary Screens (23-SCRN-01, 02 & 03) to produce a cut size of 15 mm.

The undersize from the tertiary screens will be discharged onto the Final Crushed Product Conveyor (22-CONV-10) that will in turn feed the Mill Feed Stockpile (24-STPL-01). The oversize material (+15mm) from the tertiary screens will be discharged into the Tertiary Crusher Feed Bin Conveyors (22-CONV-07, 08 & 09) and will be conveyed to the Tertiary Crushing Feed Bins (22-BIN-06, 07 & 08).

Three, vibrating pan feeders (22-FEDR-05, 06 & 07) located under the tertiary crushing feed bins will be used to withdraw ore from the bins at a controlled rate and to the three Tertiary Crushers (22-CRUS-03, 04 & 05).

For this purpose Sandvik three CH660-F cone crushers powered by 315 kW motors, fed at a topsize of 72 mm and operated at a closed side setting of 13 mm, have been proposed as these will be capable of treating the required tonnages. The tertiary cone crushers will reduce the material to a product of 80% passing 13 mm. The product from each cone crusher will be discharged onto the Crusher Discharge Conveyor (22-CONV-03).

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Due to wet weather conditions likely to be experienced, all conveyors and bins will be covered.

A 5 tonne electric hoist located above the jaw crusher will be used to remove any boulders from the crusher in the event of a choke and is also useful for minor maintenance.  The secondary and tertiary crushing areas will be supplied with a 5 tonne hoist for minor maintenance purposes.

Containment of dust will be achieved through use of conveyor skirting on discharge points and dust suppression systems at points identified as potentially high in dust generation. The system will utilize atomized water sprays. Control of spillage in the primary, secondary and tertiary crushing areas will be by means of spillage pumps.

c.             Mill Feed Stockpile

This section should be read in conjunction with Process Flow Diagram PFD SP340 2400 D001.

The undersize product (-15 mm) from the tertiary screens will be conveyed to the hard rock closed Mill Feed Stockpile (24-STPL-01) with a live capacity of 12,300 tonnes. The stockpile will ensure that the milling process will not be disrupted by any maintenance work on the secondary and tertiary crushing equipment. In the event of maintenance work on the equipment going beyond 24 hours, ore will be dozed into the live slots from the dead portions of the stockpile.

Ore will be reclaimed from the stockpile onto three mill feed  conveyors (24-CONV-01, 02 & 03) by three 0.75 mW x 1.5 mL variable speed pan feeders (24-FEDR-01/4/7, 24-FEDR-02/5/8, and 24-FEDR-03/6/9) per milling train. Each pan feeder will be sized to reclaim 170 tph and one or a combination of these feeders running at reduced speeds will be used to supply ore to each milling train.

Containment of dust will be achieved through use of conveyor skirting on discharge points and dust suppression systems at points identified as potentially high in dust generation. The system will utilize atomized water sprays. A dust  extraction fan (24-FAN-01) located in the stockpile tunnel will also assist in the removal of dust from the stockpile tunnel. Control of spillage in this   stockpile area will be by means of a spillage pump.

16.9.13.3         Milling and Classification

This section should be read in conjunction with the Milling 1 Equipment List, Tables 16-56 to 16-58 and the Milling Process Flow Diagrams PFD SP340 3100 D001, PFD SP340 3200 D001 and PFD 340 3800 D001 in Appendix XIV; which show the general flow of material and the mass balances.

The milling circuit will consist of three overflow type ball milling trains running in parallel.  Each train will have one ball mill operating in closed circuit with a cluster of hydrocyclones and capable of independently treating:

•      230 tph oxide ore

•      170 tph transition ore

•      170 tph fresh ore

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The dimensions for each mill will be 5.0 m  and 8.2 m EGL with an installed motor power of 3,000 kW.

Feed to each milling train will either be fresh or transition ore reclaimed from the stockpile or oxides ore fed directly from the soft rock crusher and/or a combination of soft ore and stockpile reclaimed ore. Feed to the mills will be controlled by variable speed pan feeders which will be controlled via the Mill Feed Weightometers 24-WEIG-01/2/3.

Process water will be added to the feed chute of each mill in order to maintain the required mill discharge density of 72% solids by weight.

Discharge from each mill will gravitate to a trommel screen for the removal of scats which might otherwise damage the cyclone feed pumps. Undersize from each will gravitate to a cyclone feed sump.

Dilution process water will be added to each cyclone feed sump in order to achieve a cyclone feed density of 61% solids by weight.  Each cyclone feed sump will be equipped with two variable speed centrifugal pumps, (31-PUMP-01/2), one operating and one standby which will pump the dilute slurry to a cyclone cluster.

Each cyclone cluster will have a total of 8 cyclones; 5 working and 3 on standby which will allow flexibility in processing soft oxides and hard material (fresh and transition). The cyclones will classify the slurry to a product of 80% passing 75 µm at a solid density of 43-44% by weight as overflow, while the coarse material at 72% solids by weight will report to the underflow and gravitate to the gravity splitter box.

Cyclone overflow from each cyclone cluster will gravitate to the three linear screens operating in parallel for removal of tramp material (woodchips etc.) prior to being fed the leach/CIL circuit.

Lime will be pumped through a ring-main and will be dosed into the three ball mills. Addition of lime to the mill inlet will be rationed to mill fresh feed and in the event where pH measure in the preleach tanks is lower than set-point then additional lime will be added to the leach tanks until required pH levels are achieved.

Each milling circuit will be equipped with two spillage pumps, one located at the feed end the other at the discharge end to pump any spillage in the milling bund area.  Both spillage pumps will discharge into the mill discharge sump.

16.9.13.4         Gravity

This section should be read in conjunction with the Gravity and Intense Cyanidation Equipment Lists, Tables 16-59 to 16-61 and the Gravity and Intensive Cyanidation Process Flow Diagrams PFD SP340 3300 D001, PFD340 3700 D001 and PFD 340 3900 D001 in Appendix XIV; which show the general flow of material and the mass balances.

Each milling circuit will have its own dedicated gravity recovery system consisting of a scalping screen and a centrifugal concentrator. A portion of the cyclone underflow from each cyclone cluster will be bled off to a scalping screen to remove the +2mm material. Dilution water will be added to the scalping screen feed box which will allow feed densities of about 47% by weight to the gravity recovery unit. The scalping screen oversize will gravitate to the respective ball mill feed hopper while the screen undersize will be passed through a 30” Knelson Concentrator  to recover the free gold. Tailings from the concentrator will gravitate to the respective cyclne feed sump.

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The oversize from the gravity scalping screen will be directed to the ball mill inlet.

The concentrates from the three concentrators will periodically be discharged into Concentrate Storage Tank (33-TANK-01) for dewatering, with excess water overflowing to the floor, from where it will pumped to any of the milling trains using a spillage pump.

Concentrates will be stored in the storage tank until the next leach cycle is ready.  Leaching of gravity concentrates will be a batch wise process using an Acacia Leach Reactor (CS 2000). At the beginning of each batch leach cycle, the entire contents of the feed cone will be discharged into the Reactor Tank (33-TANK-02). Excess water from the tank during the loading cycle will overflow into the Leach Tails Pump (33-PUMP-02) and will be pumped to any of the cyclone feed sumps.

The levels in the Leach Reagent Tank (33-TANK-03) will be adjusted through the addition of raw water, caustic and cyanide solutions before commencement of the leaching step. Leaching will be effected by re-circulating the 2% cyanide solution through the reactor tank. The overflow will gravitate to the leach reagent tank and will be pumped back through the leach reactor tank. Leach-aid will be added to the reagent tank to assist with more efficient leaching.

At the end of the leach cycle which will range between 14 – 16 hrs, the pump will be stopped and solution in the reagent tank will be pumped to the Gravity Electrowinning Tank (63-TANK-01/2).

Due to the use of strong caustic and sodium cyanide solutions in the intense leach reactor, a safety shower (33-SASH-01) will be provided in this area. The safety shower will be activated by a foot pedal and will be equipped with an eye bath.

16.9.13.5         Trash Removal

This section should be read in conjunction with the Trash Removal Equipment Lists, Table 16-62 to 16-64 and the Trash Removal Process Flow Diagrams PFD SP340 3400 D001, PFD SP340 3500 D001 and PFD 340 3600 D001 in Appendix XIV; which show the general flow of material and the mass balances.

Trash removal from the cyclone overflow slurry will be effected through three 12 m2 linear screens operating in parallel. Underflow from each linear screen will gravitate to the respective Leach/CIL train via a plitter box and slurry sampler.

Oversize from each trash screen will be collected in a trash basket.

16.9.13.6         Leach & CIL

This section should be read in conjunction with the CIL Equipment Lists, Tables 16-65 to 16-67 and the CIL Process Flow Diagrams PFD SP340 4100 D001, PFD340 4800 D001 and PFD 340 4900 D001 in Appendix XIV; which show the general flow of material and the mass balances.

The Leach and CIL section will consist of three trains running in parallel.  Undersize from each of the trash screens will gravitate to the respective Leach/CIL train via a splitter box.

Each splitter box will distribute slurry to either the pre-leach tank or the first CIL tank when the pre-leach tank is offline.

Each of the CIL train will have 7 tanks one pre-leach and 6 CIL. Each tank will have an effective volume of 1100 m3 which will ensure sufficient slurry residence time for efficient dissolution of gold and its subsequent adsorption onto activated carbon. The slurry and

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carbon particles will be maintained in suspension by the action of dual impeller mixers. One tank will be used as a pre-leach tank while the balance will be used as CIL tanks.

Flow of slurry from one tank to the other will be through an interconnecting launder system. As the CIL process will be continuous in nature provision will be made in the design for easy isolation and bypassing of each tank in the event of major equipment break-down (e.g. agitator, interstage screen, tank sanding, etc.). Each tank outlet launder will be fitted with two gate valves to enable a bypass facility to be installed.

Each CIL tank will be equipped with a Kemix interstage wedge wire cylindrical screen mechanism which will prevent migration of carbon from one tank to another. Tank slurry levels will be the same for all the CIL tanks and transfer of slurry from tank to tank will be achieved by the pumping action of the internal impeller mechanism of the interstage screen. The interstage wedge wire cylindrical screen will peg with near size carbon and periodically each interstage screen will be lifted from the tank onto a frame for cleaning. A spare screen will be provided to replace other screens during clean-up or maintenance operations. A high pressure low volume wash pump will be provided to clean blocked screens. A Tower Crane 41-HYST-01 will be located such that all interstage screens in the three CIL trains can be accessed.

Cyanide solution will be pumped through a ring main from which it can be dosed into the pre-leach tank of each CIL train, with the facility to add to the subsequent CIL tanks if required. Each train will have an automatic cyanide analyzer (TAC 1000) to ensure efficient use of cyanide as some of the transition and fresh ores displayed high cyanide consumptions during laboratory tests. In the event where the determined concentrations will be low, manual addition to other CIL Tanks will be possible.

Provision to add lime slurry to each pre-leach tank will be made in the event that low pH values are registered in the leach circuits.

Loaded carbon in the first CIL tank from each CIL train will be pumped using recessed impeller vertical spindle pump onto the the loaded carbon screen.  The underflow slurry from the loaded carbon screen will gravitate back to first CIL tankfor the train from where pumping will be taking place.

Movement of carbon upstream from one CIL tank to the other will be done on an intermittent basis using recessed impeller vertical spindle pumps. Regenerated or eluted carbon will be added to the last CIL tank

Spillage in each CIL train will be contained in a bund and two spillage pumps will be used to pump back to the respective CIL train

In the event of any of the CIL train bund failing to contain all the spillage, an event pond, 41-POND-01 will be provided to cater for those unusual occasions.  Spillage contained in this pond will be pumped to the respective CIL bund area using a submersible pump, 41-PUMP-10.

Due to the use of strong sodium cyanide solution in the CIL, two safety showers will be provided per train.  The safety showers will be activated by a foot pedal and will be equipped with an eye bath.

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16.9.13.7         Tailings Dewatering

This section should be read in conjunction with the Tailings Dewatering Equipment List, Table 16-68 and the Tailings Dewatering Process Flow Diagram PFD SP340 5100 D001 in Appendix XIV ; which shows the general flow of material and the mass balances.

Tailings slurry from the three CIL trains will gravitate to a 25 m2 Carbon Safety Screen (51-LISC-01) for the recovery of any escaped carbon from CIL due to damaged interstage screen wedge wire. The oversize from carbon safety screen will gravitate to a fine carbon basket (51-BSKT-01).

The underflow from the carbon safety screen will gravitate to the vendor supplied tailings thickener external dilution mechanism that will be equipped with an agitator for proper mixing of slurry with dilution water and flocculant.  The agitation mechanism will also act as a lifting pump in order to feed the 45 m diameter tailings thickener (51-THCK-01) at the required density of 12% solids by weight.

A 0.25% flocculant solution strength pumped from the flocculant dosing tank will be diluted ten times by addition of water prior to being dosed to feed to the thickener.

Clarified water will overflow from the tailings thickener to a Process Water Tank (84-TANK-01).

Thickened slurry (55% solids by weight for oxides, 60% for transition and 65% for fresh) will be pumped from the tailings thickener as underflow to a cyanide detoxification facility using a variable speed centrifugal rubber lined pump.  A duty and standby pump (51-PUMP-01 or 02) will be installed for this purpose.

Spillage in the tailings thickening area will be contained in a concrete bund area with an inclined floor to direct spillage to the spillage pump (51-PUMP-03). The spillage will be pumped to the carbon safety linear screen (51-LISC-01).

16.9.13.8         Cyanide Detoxification

This section should be read in conjunction with the Detoxification Equipment List, Table 16-69 and the Detoxification Process Flow Diagram PFD SP340 5200 D001 in Appendix XIV; which shows the general flow of material and the mass balances.

Thickened slurry (55% solids by weight for oxides, 60% for transition and 65% for fresh) will be pumped from the tailings thickener to the Detox Splitter and Dilution Box (52-BOX-01).  Raw water will be added to the detoxification splitter box to dilute the thickened slurry to about 40% solids by weight which will be suitable for the subsequent detoxification process.

The dilute slurry will be distributed to either Detoxification Tank 1 (52-TANK-01) or Tank 2 (52-TANK-02).

The free cyanide and/or weakly bound metal cyanide complexes present in the tailings slurry will be oxidised to cyanate by addition of SO2 and oxygen according to the reaction:

CN-WAD + SO2 + O2 + H2O  = OCN- + H2SO4

SO2 will be supplied by sodium metabisulfite and air agitated through the agitator shafts will provide oxygen.  Lime will be dosed to neutralize sulphuric acid and maintain pH at 8-9 which is the optimum pH for the detoxification reaction.  This reaction will also take place in the presence of copper ions at concentrations of 50 mg/L and copper sulphate solution will be dosed.

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Slurry exiting the third detoxification tank will gravitate into the detoxified tails sump (52-TANK-04) from where it will be pumped the tailings storage facility.

Spillage in the detoxification area will be contained in a bund that has a spillage pump 52-PUMP-05 which will pump spillage to the detoxification splitter box.

16.9.13.9                          Acid Wash

This section should be read in conjunction with the Acid Wash Equipment List, Table 16-71 and the Acid Wash Process Flow Diagram PFD SP340 6100 D001 in Appendix XIV; which shows the general flow of material and the mass balances.

Loaded carbon from the first CIL tank of each CIL train will be pumped to a linear screen (61-LISC-01) from where the clean washed loaded carbon will gravitate to the Acid Wash Cone (61-TANK-01).

The Acid Wash Cone (61-TANK-01) will be sized to accommodate a 6 tonne batch of loaded carbon. Acid washing will be achieved by pumping dilute acid solution (~3% HCl) from the Acid Tank (61-TANK-02) through the acid wash cone at a rate of 2 bed volumes per hour for a period of 1 hour. Solution exiting the acid wash cone during acid wash will be re-circulated back to the acid wash tank.

At the end of one hour of acid washing, the Acid Wash Pump (61-PUMP-01/2) will be stopped and the acid solution in the cone allowed to drain back to the acid wash tank.  On completion of this drainage process, the contents in the acid wash cone will be rinsed for a volume equivalent to 2 bed volumes with raw water to neutralize residual acid. Rinse solution exiting the acid wash cone will be directed to the Carbon Safety Screen (51-LISC-01). Rinsed carbon will then be transferred to the Elution Column (62-COLM-01).

Periodically, typically every 4 acid washes, the dilute acid in the acid wash tank will be too contaminated for further use and caustic solution will be added to the acid wash tank to neutralize the acid. The neutralized solution will be pumped to the tails safety screen for disposal and fresh acid wash solution will be prepared by filling the acid wash tank with raw water to a pre-determined level and then pumping approximately 2,800 litres of 33% HCl in order to make up a 3% HCl solution strength.

Due to the use of acid solution in this area, a safety shower (61-SASH-01) will be provided. The safety shower will be activated by a foot pedal and will be equipped with an eye bath.

Spillage in the acid wash area will be contained in a bund that will have a Spillage Pump (61-PUMP-03) which will pump spillage to Tails Screen (51-LISC-01).

16.9.13.10                   Elution

This section should be read in conjunction with the Elution Equipment List, Table 16-72 and the Elution Process Flow Diagram PFD SP340 6200 D001 in Appendix XIV; which shows the general flow of material and the mass balances.

The Twangiza elution circuit will use the AARL method. This will be done in five stages notably elution reagents make up, eluant & column contents heating, loaded carbon soaking, water wash and cool down.

Elution Reagents Make up: This step can be done during the acid wash stage.  Raw water is added to the eluant tank (62-TANK-01) until it is about 60% full.  About 200 and 600 litres of cyanide and caustic will be added into the 60% full eluant tank through use of valves and

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flowmeters associated with these reagents lines.  Additional water will be added to get the volume in the eluant tank to 100%.

Eluant & Column Heat Up: The freshly prepared eluant will be pumped at a flow rate of 2 bed volumes per hour through the Elution Column (62-CLMN-01) in closed circuit with the Eluant Tank (62-TANK-01) whilst being heated up via the secondary and primary heat exchangers (62-HETX-01/2). Once the temperature exiting the elution column reaches 1200C, the eluant pump will be stopped.

Carbon Soak: The hot carbon and will be soaked in solution (at 120°C) for typically 30 minutes which will elution to occur.

Water Wash:  The eluant pump will be re-started at the end of the soak cycle and the column contents directed to the one of the pregnant tanks.  Once the level of the solution in the eluant tank drops below a set point (typically 60%), raw water will be added to top up.  This water will be pre-heated to 120°C prior to entering the elution column to wash off the gold in solution from carbon to the pregnant tank.  This hot water wash process will be stopped once 9 bed volumes have been passed through the elution column.

Column Contents Cool Down:  On achieving 9 bed volumes of hot water wash, the thermic oil heaters will be switched off and 2 bed volumes of cold water passed through the column to cool down column and its contents.

At the end of the elution cycle the stripped carbon is hydraulically transferred to the regeneration section and the system is readied to treat the next batch of loaded carbon.

During the column contents heat up and hot water wash stages the eluant exiting the reclaim heat exchanger will be heated to the required temperature of 120°C by electric fired thermic oil in the primary heat exchangers prior to entering the column. The electric fired Elution Heaters, 62-HETR-01 & 62-HETR-02, will heat up the thermic oil and then the thermic oil will be pumped to the Primary Heat Exchanger, 62-HETX-01 which will transfer the heat to the eluant.

Due to the use of caustic soda solution in this area, a safety shower (62-SASH-01) will be provided. The safety shower will be activated by a foot pedal and will be equipped with an eye bath.

To reduce scale build up in the heat exchangers a descalant will be dosed into the recirculating eluant solution whilst the eluant pumps (62-PUMP-01/02) are running.

16.9.13.11                   Electrowinning

This section should be read in conjunction with the Electrowinning Equipment List, Table 16-73 and the Electrowinning Process Flow Diagram PFD SP340 6300 D001 in Appendix XIV; which shows the general flow of material and the mass balances.

The eluate from the elution column will be directed to one of the pregnant tanks 63-TANK-02 or 03.  When the tank is full of eluate and the electrowinning circuit is available, the selected Pregnant Eluate Pump, (63-PUMP-03/04/05/06) will be started.

Eluate solution is pumped from the pregnant tank, by the pregnant eluate pump to the CIL Electrowinning Header Tank, (63-TANK-01) from where the electrolyte will be distributed to CIL Electrowinning Cells (63-EWCL-02/04).  Excess solution from the CIL electrowinning header tank will overflow, bypassing the cells, to the return pipeline from the cells to the selected pregnant tank.

172

Gold will be electro-won from the eluate solution using sludging type, stainless steel mesh cathode and will be plated as sludge onto the stainless steel knit mesh contained in the cathode basket.

Once an electrowinning batch is complete i.e. the gold grade of the solution has reduced to the optimum level, the electrolyte will be directed to the Barren Tank, (63-TANK-06).  From this tank the Barren Eluate Pump (63-PUMP-07/08) will deliver the spent electrolyte to any of the leach trains..

The pregnant solution from the intensive cyanidation process will be directed to either of the ILR Pregnant Solution Tanks 1 or 2, (63-TANK-01/02).  When the tank is full and the electrowinning circuit is available, the selected ILR Electrowinning Feed Pump, (63-PUMP-01/02) will pump the ILR Pregnant Solution to the ILR Electrowinning Cell, 63-EWCL-01.

The Electrowinning Cell Hoist, (63-HYST-01) will be provided to remove loaded cathodes periodically and lower these into the Cathode Wash Tank, (63-TANK-07).  The Cathode Wash Pump, (63-PUMP-09) will provide a high-pressure water spray to remove sludge from the cathode mesh.  The electrowinning cell sludge will be collected in the Cathode Sludge Tank (63-TANK-08) and the dewatered sludge will be taken using a gold sludge bin, 63-BIN-01, to the Calcine Oven (65-CALO-01) in the gold room for drying.

A fume extraction system (63-FAN-01)) will be installed to collect potential poisonous and explosive gases evolved during electrowinning from the cells.

16.9.13.12                   Regeneration

This section should be read in conjunction with the Regeneration Equipment List, Table 16-74 and the Regeneration Process Flow Diagram PFD SP340 6400 D001 in Appendix XIV; which shows the general flow of material and the mass balances.

Carbon will be hydraulically transferred from the elution column  into the Eluted Carbon Holding Vessel (64-TANK-01) at the end of elution cycle. The eluted carbon vessel will be fitted with strainers at the bottom to drain off excess water to Carbon Transfer Water Tank (64-TANK-02). In the unlikely event of overfilling of the kiln feed hopper; excess water will be drained through the overflow pipe, which will also be fitted with a strainer.

Provision will be made to bypass the regeneration facility so that eluted carbon can be transferred to the last tank of any of the three CIL trains

Carbon will be withdrawn from the eluted carbon tank into the electric fired inclined Regeneration Kiln (64-REGN-01) at 750 kg/hr by the Kiln Screw Feeder (64-FEDR-01). Excess water which might not have drained through the kiln feed hopper strainers will be drained through the wedge wire screen mounted on this screw feeder. On entering the kiln, the wet carbon, which will still contain about 50% moisture; will be dried by evaporating the moisture and heated to 750°C which will be required  to promote regeneration.

The regenerated carbon will be quenched immediately at the kiln discharge by adding water to the Carbon Quench Pan (64-PAN-01) before reaction with atmospheric oxygen. The quenched carbon will be subjected to a wet screening process on a vibrating Screen (64-SCRN-01) to remove fines that would have been generated during the transportation and regeneration processes.

The oversize from the screen will gravitate into an Eductor Tank, 64-TANK-02 from where it will be hydraulically transferred to the any of the three train’s last CIL tank.

173

A virgin carbon conditioning facility will be installed to remove fines prior to addition of carbon in the CIL circuit.

Once carbon is added to the attritioning area, the CIL tower crane, 41-HYST-01, will be used to lift the bags to top of the attritioning tank, 64-TANK-03, from where it the carbon will be discharged into a 3 m3 tank half filled with water equipped with a mixer, 64-MIXR-01 which will ensure that the fines are separated from the carbon granules.

The carbon slurry will be fed to the quench screen at a controlled rate for the removal of fines and excess water.  The fines and excess water will gravitate to the bund where they will be pumped to the carbon safety screen while the quench screen oversize will gravitate into the eductor tank, 64-TANK-02, from where it will be hydraulically transferred to last CIL tank.

A bund area and a spillage pump, 64-PUMP-01 will be provided to control any spillage in the regeneration area

16.9.13.13                   Gold Room

This section should be read in conjunction with the Gold Room equipment list, Table 16-75 and the Gold Room Process Flow Diagram PFD SP340 6500 D001 in Appendix XIV; which shows the general flow of material and the mass balances

God sludge will be drained at controlled rates from the sludge tank into a decanting bin from which the excess solution will be manually decanted from the gold sludge and the sludge will be placed in stainless steel calcining trays, up to 6 trays at a time and the trays will be loaded into one of two electric fired Calcining Ovens (65-CALO-01/02) operated at 800ºC for drying. The calcine trays will then be removed from the oven and placed on a Table (65-TABL-01) and allowed to cool.

The dried sludge, once cooled, will be mixed with fluxes stored in Flux Storage Box (65-BOX-01) in a determined ratio. The gold sludge/flux mix will then be transferred to a smelting crucible which in turn is placed in the induction Smelting Furnace (65-SMFU-01) operated at 1200 to 1400°C.

At the completion of a smelt the molten furnace charge will be poured into cascading bullion moulds (65-MOLD-01), mounted on a cascading trolley (65-TRLY-01). The bullion will collect in the first mould with any excess collected in the second mould while slag will flow and collect in a slag collection crucible. A steel slab will be allowed for to protect the concrete floor.

The gold bars once cooled, will be cleaned, stamped and stores in the safe prior to dispatch.

The gold room will be equipped with a self contained Ventilation System (65-VENT-01).

16.9.13.14                   Consumables

a.              Mill Balls

Grinding media of 80 mm will be used in the ball mills. For ease of transportability, grinding media will be delivered in drums (200 L) and stored in separate concrete bunkers, 31-BUNK-01, 32-BUNK-01 and 38-BUNK-01. Grinding media balls will be charged onto the mill feed chutes using 1 tonne bottom discharge skips, 31-SKIP-01,32-SKIP-02 and 38-SKIP-01 and a Tower Crane, 31-HYST-01.

174

b.              Cyanide & Caustic

This section should be read in conjunction with the Cyanide and Caustic Equipment List, Table 16-76 and the Cyanide & Caustic Process Flow Diagram PFD SP340 7100 D001 in Appendix XIV; which shows the general flow of material and the mass balances.

i)             Cyanide

Sodium cyanide will be delivered to site in 1 tonne bulk bags and packed into wooden crates, to limit the danger of spillages during transportation. The bulk bags will be transported using a fork lift from the cyanide storage area to the cyanide mixing area, located in the reagent make-up area, for cyanide make up where cyanide briquettes will be dissolved batch wise to a concentration of 25% cyanide by weight.

Once delivered to the cyanide area, a reagent Tower Crane (71-HYST-01) will be used to lift the cyanide bags to the bag breaker (71-BBRK-01) from where it will be discharged into a 40 m3 covered cyanide tank (71-TANK-01) equipped with a mixer (71-MIXR-01) which will ensure that cyanide briquettes will be dissolved completely during the make-up process.

Prior to addition of cyanide briquettes in the cyanide tank, the pH of the water in the this tank will be adjusted to about 10 using caustic soda solution to prevent formation of hydrogen cyanide at low pH values.

Cyanide solution will be transferred from make-up tank to the 60 m3 dosing and storage tank (71-TANK-02) using pump (71-PUMP-01).

Duty and standby cyanide dosing pumps (71-PUMP-02/03) will be used to pump cyanide solution into the cyanide ring main from which cyanide is tapped off into CIL tanks for all the three leach trains, intense leach reactor and eluant make up tank.

Safety shower (71-SASH-01) will be installed in the cyanide make-up and dosing area.  The safety showers will be activated by a foot pedal and is equipped with an eye bath.

Spillage in the cyanide make up and dosing area will be contained in a bunded area and spillage pump (71-PUMP-04) will be used to pump cyanide to any of the three Leach/CIL splitter boxes.

ii)            Caustic

Caustic will be delivered to site in 25 kg bags packed into wooden pallets. The 25 kg bags on pallets will be transported using a fork lift from the caustic storage area to the caustic tank for make-up where caustic pearls are dissolved batch wise to strength of 20% caustic by weight.

The dissolution of caustic will take place in a 20 m3 covered caustic tank (71-TANK-03). Once delivered to the caustic area, the reagent hoist will be used to lift the caustic pallet to a platform on top of the caustic tank from where an operator has to manually lift one 25 kg bag at a time to the bag breaker (71-BBRK-02) from where the caustic pearls will be discharged into the caustic tank which will be equipped with a mixer (71-MIXR-02) which will ensure that the caustic pearls are completely dissolved during the make-up process.

The caustic dosing pump (72-PUMP-05) will only be run for the time required to deliver the various quantities of the reagent to various distribution points including cyanide make-up, acid wash, elution, pregnant tanks and intense leach reactor.

Safety shower (71-SASH-02) will be installed in the caustic make up area and will be activated by a foot pedal and is equipped with an eye bath.

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c.               Lime

This section should be read in conjunction with the Lime equipment list, Table 16-77 and the Lime Process Flow Diagram PFD SP340 7200 D001 in Appendix XIV; which shows the general flow of material and the mass balances.

Un-slaked lime (quick lime) will be delivered to the mine in 1 tonne bags and will be kept in a lime store.  The bags from the lime store will handled by mechanical means (72-HYST-01) and placed on a 10m inclined roller conveyor, 72-CONV-01 and will be suitable for placement of 8 lime bulk bags at any given time.  This conveyor will be sloped at 20° and fitted with brake rollers to control the movement of bags to the pick up point of the overhead electric hoist which will be used to place the bulk bags on the intake port of a de-bagging station.  The de-bagging system will be fitted with a vibrating filter unit (72-FILT-01) and extraction fan to render the operation dust free.  A retention grit on the intake port will prevent any possible lime lumps from entering the 5 m3 mild steel transfer hopper, 72-HOPR-01.

The de-bagged lime powder will then be transferred pneumatically into a 50 m³ storage silo (72-SILO-01) standing outside the storage shed by at a rate of 20 tonnes per hour.  An electric vibrator, 72-VIBR-01, will be fitted at the bottom of the transfer hopper to improve discharge of lime from the hopper.

The lime silo will be fitted with a reverse jet filter (72-FILT-02) and an extraction fan, 72-FAN-01 to render the top of the silo dust free during periods when lime is being transferred.

A mechanical transfer arrangement consisting of a variable speed rotary feeder (72-FEDR-02) and an inclined screw conveyor (72-FEDR-03) will be installed to feed the lime into the twin compartment detention lime slaker, 72-SLAK-01, at a rate of 10 tonnes per hour.  Compressed air will also be introduced at the bottom of the silo to aid lime flow.

The 20 m3 capacity by volume detention type lime slaker will continuously convert calcium oxide (quicklime) into calcium hydroxide or slaked lime in the form of a slurry of controlled consistency, and will then dilute it to the required density respectively concentration of  up to 12%.

Water and lime will be added to the first compartment of the slaker in measured proportions and vigorously agitated by a propeller type mixer, 72-MIXR-01.

The shape of the vessel will promote a turnover flow to improve slaking efficiency and overflow into the adjacent compartment similarly agitated, will ensure the necessary detention time and preventing the discharge of un-slaked material.  The temperature will be between 70° and 75°C.

Slaked lime will overflow from the second compartment of the lime slaker onto a vibrating type grit classifier (72-SCRN-01) for the removal of grit.  The oversize, grit, will be discharged onto Ball Mill feed conveyor, 24-CONV-01, while the screen undersize will gravitate to a 1.5 m3 sump (72-TANK-02) fitted with a mixer to prevent settling.  The lime slurry will be pumped to a storage and dosing tank, 72-TANK-03 where it will be kept in suspension by a mixer, 72-MIXR-04.

Lime slurry will be pumped to the ring main by the lime dosing pump (72-PUMP-03/04) to feed three Ball Mills, leach feed splitter boxes if required and into the detoxification box, 52-BOX-01.  Unused lime slurry will be returned to the dosing tank from the ring main.

The control of spillage will be through the use of a bunded area and a spillage pump, 72-PUMP-05.

176

Due to the presence of hot lime slurry in the area, a safety shower, 72-SASH-01, will be provided.  The safety shower will be activated by a foot pedal and is equipped with an eye bath.

d.              Flocculant

This section should be read in conjunction with the Flocculant Equipment List, Table 16-78 and the Flocculant Process Flow Diagram PFD SP340 7300 D001 in Appendix XIV; which shows the general flow of material and the mass balances.

Flocculant will be delivered to the mine in 25 kg bags. The 25 kg bags on pallets will be transported using a fork lift from the flocculant storage area to the flocculant make-up and mixing area make-up where flocculant granules are dissolved batch wise into the make-up tank to a strength of 0.25% flocculant by weight. Five make-ups per day will be required.

Once delivered to the flocculant area, the flocculant bags will be loaded by hand into the flocculant feed hopper (73-TANK-01) that is sized to hold one day’s flocculant requirements.  Flocculant make-up will be done automatically into the make-up tank (73-TANK-02). Flocculant powder will be withdrawn from the flocculant feed hopper using a screw feeder (73-FEDR-01) into the eductor (73-EDUC-01).  Hot air blower (73-AIBL-01) will be used to pneumatically blow the flocculant powder from the blower to the hydration eductor (73-EDUC-01) located on top of the flocculant make up tank.

Pressurised raw water will be added in the hydration eductor to ensure proper hydration of that the incoming flocculant and subsequent flow into the 60 m3 covered flocculant make-up tank (73-TANK-02) equipped with a mixer (73-MIXR-01) to agitate the solution for 2 hours.

Flocculant solution will be transferred from the make-up tank in the reagent area using pump (73-PUMP-01) to the 70 m3 covered flocculant dosing tank (73-TANK-03).

Two duty flocculant dosing pumps (73-PUMP-02/03) will be used to pump 0.25% flocculant solution to the flocculant in-line mixer (73-MIXR-02), which will allow dilution water flowrate rate to ten times that of the flocculant flowrate to be added to achieve a flocculant solution dosing strength of 0.025% to the tailings thickener (51-THCK-01).

e.               Sodium Metabisulfite & Copper Sulphate

This section should be read in conjunction with the Sodium Metabisulphite and Copper Sulphate Equipment List, Table 16-79 and the Sodium Metabisulfite & Copper Sulphate Process Flow Diagram PFD SP340 7400 D001 in Appendix XIV; which shows the general flow of material and the mass balances.

i)             Sodium Metabisulfite

Sodium metabisulfite will be delivered to site in 1 tonne bulk bags. The bulk bags will be transported using a fork lift from the storage area to the sodium metabisulfite mixing & dosing area for make up where sodium metabisulfite powder will be dissolved batch wise to a concentration of 50% by weight.

Once delivered to the makeup area, a reagent tower crane, 71-HYST-01, will be used to lift the bags to a bag breaking system, 74-BBRK-01, from where it will be discharged into a 24 m3 covered sodium metabisulphite tank, 74-TANK-01 equipped with a mixer, 74-MIXR-01 which will ensure that the powder will be dissolved completely during the makeup process. Sodium metabisulfite solution will be transferred from makeup tank to the dosing and storage tank, 74-TANK-02, using pump 74-PUMP-01.

Duty and standby variable speed hose pumps (74-PUMP-02/3) will be used to pump sodium metabisulfite solution to detoxification circuit at a controlled rate.

177

ii)            Copper Sulphate

Copper sulphate will be delivered to site in 25kg bags and 1 tonne bulk bags. The bulk bags will be transported using a fork lift from the storage area to the copper sulphate mixing & dosing area for make up where copper sulphate crystals will be dissolved batch wise to a concentration of 18% by weight.

Once delivered to the makeup area, a reagent tower crane, 51-HYST-01, will be used to lift the bags to a bag breaking system, 74-BBRK-02, from where it will be discharged into a 6 m3 covered Copper Sulphate tank, 74-TANK-03 equipped with a mixer, 74-MIXR-02 which will ensure that the crystals will be dissolved completely during the makeup process.

Copper sulphate solution will be transferred from makeup tank to the dosing and storage tank, 74-TANK-04, using pump 74-PUMP-04.

Duty and standby variable speed hose pumps (74-PUMP-05/06) will be used to pump copper sulphate solution to detoxification circuit at a controlled rate.

Safety shower 74-SASH-01 will be installed in the sodium metabisulfite and copper sulphate make up area.  The safety shower will be activated by a foot pedal and is equipped with an eye bath.

Spillage will be contained in a bunded area and spillage pump 74-PUMP-07 will be used to pump this to the tailings thickener feed box 51-BOX-01.

f.                  Carbon

Carbon will be delivered to site in 500 kg bulk bags. The bulk bags will be transported using a fork lift from the storage area to the carbon attritioning area located in the regeneration facility.

g.              Hydrochloric Acid

This section should be read in conjunction with the Acid Wash Equipment List, Table 16-71 and the Acid Wash Process Flow Diagram PFD SP340 6100 D001 in Appendix XIV; which shows the general flow of material and the mass balances.

Hydrochloric acid will be delivered in 290kg (210L) plastic drums at 33% hydrochloric acid concentration. The drums will be shrink-wrapped and palletized for safety reasons and easy storage. When required the palletized hydrochloric acid drums will be transported using a forklift from the storage area to the acid wash area. Acid will be pumped from the drum using a drum pump (61-PUMP-04).

16.9.13.15                   Air Services

This section should be read in conjunction with the High and Low Pressure Air Services Equipment List, Table 16-80 & 16-81 and the High and Low Pressure Air Services Process Flow Diagrams PFD SP340 8100 D001 and PFD SP340 8200 D001 in Appendix XIV; which shows the general flow of material and the mass balances.

a.              High Pressure

Two air compressors (81-COMP-01/02), one working and one on standby will provide 500 Nm3/hr at a pressure of 750 kPa compressed air to the plant workshops, lime air receiver, milling air receivers and for general plant usage. Air Filters (81-FILT-01/02) will be supplied in order to ensure that the air will be of good quality prior to storage in the high pressure Air Receiver (81-RECV-01)

178

High pressure air requirements for all instruments will be supplied by two dedicated instrument air compressors (81-COMP-03/04), one working and one on standby with built-in Refrigerant Air Drier (81-ADRY-01). Air Filters (81-FILT-03/06) will be supplied in order to ensure that instrument air will be of good quality prior to storage in an Instrument Air Receiver (81-RECV-02). 300 Nm3/hr of instrument air will be provided.

All the compressors will be housed in a compressor shed.

b.              Low Pressure

Two air blowers (82-COMP-01/02), one working and one on standby will provide 4663 Nm3/hr low pressure air to the three Leach/CIL circuits (CIL1, CIL2 & CIL3) and the detoxification plant (52-TANK-01/03).

16.9.13.16                   Water Services

This section should be read in conjunction with the Water Supply, Process Water, Raw Water, Potable Water and Gland Water & Safety Shower Equipment Lists, Table 16-82, Table 16-83, Table 16-84, & Table 16-85 and the Water Supply, Process Water, Raw Water, Potable Water, Gland Water and Safety Shower Process Flow Diagrams PFD SP340 8300 D001, PFD SP340 8400 D001, PFD SP340 8500 D001,  PFD SP340 8600 D001 and PFD SP340 8700 D001 respectively included in Appendix XIV; which show the general flow of material and the mass balances.

a.              Water Supply

A pontoon equipped with two vertical spindle solution pumps (83-PUMP-01/02), one working and one standby, will be installed on the raw water supply storage facility to enable pumping of water to the raw water dam (85-DAM-01).

b.              Process Water

A process water tank (84-TANK-01), located close to the tailings thickener will be used to store water required for the process water to the plant. Overflow water from the tailings thickener, return water pumped from the tailings facility and raw water top-up pumped from the raw water pond in the plant will constitute process water.

Duty and standby low pressure high volume process water pumps (84-PUMP-01/2) will be provided for supplying water to the mills, gravity scalping screen dilution water and as flushing water in all the sumps, thickener and final tails tank.

A duty and standby set of high pressure pumps (84-PUMP-03/4) will be installed for spray water requirements throughout the plant.

A duty high pressure water pump (84-PUMP-05) will be allowed for to supply hosing water to the plant.

c.               Raw Water

A raw water pond (85-POND-01) located close to the processing plant will be used to supply raw water to the plant. Water pumped from the raw water supply dam will be used to feed the plant raw water pond.

Dedicated duty and standby process water top-up pumps (85-PUMP-01/02) will provide water to the process water tank when level is low.

Dedicated duty and standby mill cooling water pumps (85-PUMP-03/04) will provide water to the three ball mills heat exchanging system.

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Gravity concentrator fluidising water requirements will be provided through use of dedicated pumps (85-PUMP-05/06)

Raw water pumps (85-PUMP-07/08) will be used to distribute water to the crusher and milling area for dust suppression, reagent make-up, carbon transfer water make-up, gland water tank top-up and high pressure wash pumps.

The raw water pond will also supply water to the fire water system, electric and diesel driven pumps, 62-PUMP-09/10 respectively. A high pressure low flow jockey pump (85-PUMP-11) will maintain the required pressure in the fire water system under no-flow conditions.

d.     Potable Water

Raw water will be suppled from the raw water pond, 85-POND-01 via pumps, 85-PUMP-07/08 to the raw water break tank, 86-TANK-01. The raw water will undergo water purification in the water treatment plant which will thereafter be pumped to the potable water storage tank, 86-TANK-04. The backwash/rinse water from the water treatment plant will be directed to the tailings thickener.

Two potable water distribution pumps, 86-PUMP-06/07, one working and one standby will supply water to the safety shower header tank and the potable water header via a hydrosphere, 86-TANK-05 which will be used to maintain pressure in the portable water system.

e.     Gland Water & Safety Showers

Gland water pumps (87-PUMP-01/02), one running and one standby will provide gland water to all the pumps that require gland water.

Potable water from the hydrosphere, (86-TANK-05) will be supplied to a safety shower header tank (87-TANK-02) and will be distributed to various sections of the plant.

Table 16-53 – Soft Rock Crushing Equipment List

PFD 2100: SOFT ROCK CRUSHING	26,879

						Installed
Number	Area					Power (kW)
Area #	21	Eq Code	#	Equipment ID	Description	519.85	Equipment Details	Supplier
1	21	RBKR	1	21-RBKR-01	Fixed Rock Breaker	75	BTI Model MRX36/TB1280XC Hydraulic Breaker System	Osborn
2	21	GRIZ	1	21-GRIZ-01	Static Grizzly	—	700 mm x 700 mm	SENET
3	21	BIN	1	21-BIN-01	Soft Rock ROM Bin	—	100 m³ capacity	SENET
4	21	APFR	1	21-APFR-01	Soft Rock Apron Feeder	75	D7 Apron Plate Feeder, 2150 mm Wide x 8062 mm Long,C/W Hydraulic Drive	MMD
5	21	CRUS	1	21-CRUS-01	Soft Rock Crusher	220	MMD 850 Mineral Sizer 3 tooth x 8 ring	MMD
6	21	WEIG	1	21-WEIG-01	Crusher Product Weightometer	—
7	21	CONV	1	21-CONV-01	Soft Rock Bin Feed Conveyor	22	1050 mm wide; 1.5 m/s speed	SENET
8	21	HYST	1	21-HYST-01	Soft Rock Crushing Area Hoist	3.75	5t SWL Prostar Electric Chain Hoist, 10m HOL, 9m Pendant Control; C/W 5t SWL Prostar Electric Trolley	Verlinde
9	21	CONV	2	21-CONV-02	Soft Rock Splitter Bin Feed Conveyor 1	45	1050 mm wide; 1.5 m/s speed	SENET
10	21	CHUT	1	21-CHUT-01	3 Way Split Chute	—		SENET
11	21	CONV	3	21-CONV-03	Soft Rock Splitter Bin Feed Conveyor 2	22	750 mm wide; 1.0 m/s speed	SENET
12	21	CONV	4	21-CONV-04	Soft Rock Splitter Bin Feed Conveyor 3	22	750 mm wide; 1.0 m/s speed	SENET
13	21	BIN	2	21-BIN-02	Soft Rock Mill 1 Feed Bin	—	90 m3 capacity	SENET
14	21	BIN	3	21-BIN-03	Soft Rock Mill 2 Feed Bin	—	90 m3 capacity	SENET
15	21	BIN	4	21-BIN-04	Soft Rock Mill 3 Feed Bin	—	90 m3 capacity	SENET
16	21	FEDR	1	21-FEDR-01	Soft Rock Mill 1 Vibrating Pan Feeder	3.2	Model : PF-20-08. Pan Feeder. (800 W x 2000 L) mm. 8[o] inclination.	Vibramech
17	21	FEDR	2	21-FEDR-02	Soft Rock Mill 2 Vibrating Pan Feeder	3.2	Model : PF-20-08. Pan Feeder. (800 W x 2000 L) mm. 8[o] inclination.	Vibramech
18	21	FEDR	3	21-FEDR-03	Soft Rock Mill 3 Vibrating Pan Feeder	3.2	Model : PF-20-08. Pan Feeder. (800 W x 2000 L) mm. 8[o] inclination.	Vibramech
19	21	DUSP	1	21-DUSP-01	Soft Rock Dust Suppression System	3	Stainless Steel Unit. c/w Header Tank; Float; Low Level Cutout & TX3 nozzles	Hawk
20	21	PUMP	1	21-PUMP-01	Soft Rock Crushing Area Spillage Pump	15	65mmGAL	Weir Minerals
					Auxillary Equipment
1	21	TANK	1	21-TANK-01	Soft Rock Apron Feeder Oil Tank	—	Part of vendor package	MMD
2	21	FAN	1	21-FAN-01	Soft Rock Apron Feeder Oil Cooler Fan	7.5	Part of vendor package	MMD

180

Table 16-54 – Hard Rock Crushing Equipment List

PFD 2200: HARD ROCK CRUSHING

						Installed
Number	Area					Power (kW)
Area #	22	Eq Code	#	Equipment ID	Description	2631.08	Equipment Details	Supplier
1	22	RBKR	1	22-RBKR-01	Fixed Rock Breaker	75	BTI Model MRX36/TB1280XC Hydraulic Breaker System	Osborn
2	22	GRIZ	1	22-GRIZ-01	Static Grizzly	—	7000 mm x 7000 mm	SENET
3	22	BIN	1	22-BIN-01	ROM Bin	—	180 t ore live capacity; 100 m3 capacity	SENET
4	22	APRF	1	22-APRF-01	Hard Rock Apron Feeder	75	D7 Apron Plate Feeder, 2150 mm Wide x 8062 mm Long,C/W Hydraulic Drive	MMD
5	22	VGRZ	1	22-VGRZ-01	Vibrating Grizzly Feeder	22	Model GF-40-18; 1800 mm Wide x 4000mm Long, 5º inlination	Vibramech
6	22	CRUS	1	22-CRUS-01	Primary Jaw Crusher	200	CJ815 Single Toggle Type. Feed opening 1500x1300 mm	Sandvik
7	22	HYST	1	22-HYST-01	Hard Rock Primary Crushing Area Hoist	3.75	5t SWL Prostar Electric Chain Hoist, 10m HOL, 9m Pendant Control; C/W 5t SWL Pro	Verlinde
8	22	CONV	1	22-CONV-01	Primary Crusher Discharge Conveyor C1	22	1050 mm wide; 1.5 m/s speed	SENET
9	22	MAGT	1	22-MAGT-01	Permanent Magnet	3	Model SE7323 cross belt, self cleaning electro-magnet c/w supsension chains	Eriez Magnetics
10	22	WEIG	1	22-WEIG-01	Hard Rock Weightometer	—	Model EMB 220/1050/1000/1EC	Process Automation
11	22	CONV	2	22-CONV-02	Secondary Feed Bin Conveyor C2	90	1050 mm wide; 1.5 m/s speed	SENET
12	22	BIN	2	22-BIN-02	Secondary Screen Feed Bin	—	90 m3 Capacity	SENET
13	22	FEDR	1	22-FEDR-01	Secondary Crusher Feeder	11	Model : PF-30-18. Pan Feeder. (1800 W x 3000 L) mm. 10º inclination.	Vibramech
14	22	HYST	2	22-HYST-02	Secondary & Tertiary Crushing Area Hoist	3.75	5t SWL Prostar Electric Chain Hoist, 10m HOL, 9m Pendant Control; C/W 5t SWL Pro	Verlinde
15	22	CRUS	2	22-CRUS-02	Secondary Cone Crusher	315	S-Type CS660 Cone Crusher	Sandvik
16	22	CONV	3	22-CONV-03	Crusher Discharge Conveyor C3	90	1050 mm wide; 2.5 m/s speed	SENET
17	22	CONV	4	22-CONV-04	Crusher Discharge Transfer Conveyor C4	75	1050 mm wide; 2.5 m/s speed	SENET
18	22	CONV	5	22-CONV-05	Tertiary Screen Feed Bin Conveyor C5	220	1050 mm wide; 2.5 m/s speed	SENET
19	22	CHUT	1	22-CHUT-01	3 Way Split Chute	—		SENET
20	22	CONV	6	22-CONV-06	Tertiary Screen Feed Bin Conveyor C6	30	1050 mm wide; 1.5 m/s speed	SENET
21	22	CONV	7	22-CONV-07	Tertiary Screen Feed Bin Conveyor C7	30	1050 mm wide; 1.5 m/s speed	SENET
22	22	MAGT	2	22-MAGT-02	Permanent Magnet	3	Model SE7323 cross belt, self cleaning electro-magnet c/w supsension chains	Eriez Magnetics
23	22	METD	1	22-METD-01	Metal Detector	—	Saflec Metasearch III Model M20-1	Eriez Magnetics
24	22	BIN	3	22-BIN-03	Tertiary Screen 1 Feed Bin	—	90 m3 Capacity	SENET
25	22	BIN	4	22-BIN-04	Tertiary Screen 2 Feed Bin	—	90 m3 Capacity	SENET
26	22	BIN	5	22-BIN-05	Tertiary Screen 3 Feed Bin	—	90 m3 Capacity	SENET
27	22	FEDR	2	22-FEDR-02	Tertiary Screen Feeder 1	4.4	Model : PF-20-12. Pan Feeder. (1200 W x 2000 L) mm. 8º inclination.	Vibramech
28	22	FEDR	3	22-FEDR-03	Tertiary Screen Feeder 2	4.4	Model : PF-20-12. Pan Feeder. (1200 W x 2000 L) mm. 8º inclination.	Vibramech
29	22	FEDR	4	22-FEDR-04	Tertiary Screen Feeder 3	4.4	Model : PF-20-12. Pan Feeder. (1200 W x 2000 L) mm. 8º inclination.	Vibramech
30	22	SCRN	1	22-SCRN-01	Tertiary Screen 1	18	Model INC1-61-24, Single deck (15mm x 55mm) slotted. 2.44mW x 6.1mL	Vibramech
31	22	SCRN	2	22-SCRN-02	Tertiary Screen 2	18	Model INC1-61-24, Single deck (15mm x 55mm) slotted. 2.44mW x 6.1mL	Vibramech
32	22	SCRN	3	22-SCRN-03	Tertiary Screen 3	18	Model INC1-61-24, Single deck (15mm x 55mm) slotted. 2.44mW x 6.1mL	Vibramech
33	22	CONV	8	22-CONV-08	Tertiary Crusher Feed Bin 1 Conveyor C8	30	750 mm wide; 1.0 m/s speed	SENET
34	22	CONV	9	22-CONV-09	Tertiary Crusher Feed Bin 2 Conveyor C9	30	750 mm wide; 1.0 m/s speed	SENET
35	22	CONV	10	22-CONV-10	Tertiary Crusher Feed Bin 3 Conveyor C10	30	750 mm wide; 1.0 m/s speed	SENET
36	22	BIN	6	22-BIN-06	Tertiary Crusher Feed Bin 1	—	90 m³ Capacity	SENET
37	22	BIN	7	22-BIN-07	Tertiary Crusher Feed Bin 2	—	90 m³ Capacity	SENET
38	22	BIN	8	22-BIN-08	Tertiary Crusher Feed Bin 3	—	90 m³ Capacity	SENET
39	22	FEDR	5	22-FEDR-05	Tertiary Crusher Feeder 1	3.2	Model : PF-20-08. Pan Feeder. (800 W x 2000 L) mm. 8º inclination.	Vibramech
40	22	FEDR	6	22-FEDR-06	Tertiary Crusher Feeder 2	3.2	Model : PF-20-08. Pan Feeder. (800 W x 2000 L) mm. 8º inclination.	Vibramech
41	22	FEDR	7	22-FEDR-07	Tertiary Crusher Feeder 3	3.2	Model : PF-20-08. Pan Feeder. (800 W x 2000 L) mm. 8º inclination.	Vibramech
42	22	CRUS	3	22-CRUS-03	Tertiary Crusher 1	315	H-Type CH660 Cone Crusher	Sandvik
43	22	CRUS	4	22-CRUS-04	Tertiary Crusher 2	315	H-Type CH660 Cone Crusher	Sandvik
44	22	CRUS	5	22-CRUS-05	Tertiary Crusher 3	315	H-Type CH660 Cone Crusher	Sandvik
45	22	CONV	11	22-CONV-11	Hard Rock Stockpile Feed Conveyor C10	160	1050 mm wide; 1.5 m/s speed	SENET
46	22	DUSP	1	22-DUSP-01	Hard Rock Dust Suppression System	3	Stainless Steel Unit. c/w Header Tank; Float; Low Level Cutout & TX3 nozzles	Hawk
47	22	DUSP	2	22-DUSP-02	Hard Rock Dust Suppression System	3	Stainless Steel Unit. c/w Header Tank; Float; Low Level Cutout & TX3 nozzles	Hawk
48	22	PUMP	1	22-PUMP-01	Primary Crushing Area Spillage Pump	15	65mmGAL	Weir Minerals
49	22	PUMP	2	22-PUMP-02	Secondary and Tertiary Crushing Area Spillage Pump	15	65mmGAL	Weir Minerals
					Auxillary Equipment
50	22	TANK	1	22-TANK-01	Apron Feeder Oil Tank	—	Part of Vendor Supply	Part of Vendor Supply
51	22	FAN	1	22-FAN-01	Apron Feeder Oil Cooler Fan	5.5	Part of Vendor Supply	Part of Vendor Supply
52	22	TANK	2	22-TANK-02	Secondary Crusher 1 Oil Tank	—	Part of Sandvik supply	Part of Sandvik supply
53	22	PUMP	3	22-PUMP-03	Secondary Crusher Lube Oil pump	4	Part of Sandvik supply	Part of Sandvik supply
54	22	FAN	2	22-FAN-02	Secondary Crusher Cooling Fan	4	Part of Sandvik supply	Part of Sandvik supply
55	22	PUMP	4	22-PUMP-04	Secondary Crusher Hydroset Pump	2.2	Part of Sandvik supply	Part of Sandvik supply
56	22	HETR	1	22-HETR-01	Secondary Crusher Heating Element	1.5	Part of Sandvik supply	Part of Sandvik supply
57	22	FAN	3	22-FAN-03	Secondary Crusher Overpressure Fan	0.37	Part of Sandvik supply	Part of Sandvik supply
58	22	PUMP	5	22-PUMP-05	Secondary Crusher pinion Lube Pump	0.25	Part of Sandvik supply	Part of Sandvik supply
59	22	TANK	3	22-TANK-03	Tertiary Crusher 1 Oil Tank	—	Part of Sandvik supply	Part of Sandvik supply
60	22	PUMP	6	22-PUMP-06	Tertiary Crusher 1 Lube Oil pump	4	Part of Sandvik supply	Part of Sandvik supply
61	22	FAN	4	22-FAN-04	Tertiary Crusher1 Cooling Fan	4	Part of Sandvik supply	Part of Sandvik supply
62	22	PUMP	7	22-PUMP-07	Tertiary Crusher 1 Hydroset Pump	2.2	Part of Sandvik supply	Part of Sandvik supply
63	22	HETR	2	22-HETR-02	Tertiary Crusher 1 Heating Element	1.5	Part of Sandvik supply	Part of Sandvik supply
64	22	FAN	5	22-FAN-05	Tertiary Crusher 1 Overpressure Fan	0.37	Part of Sandvik supply	Part of Sandvik supply
65	22	PUMP	8	22-PUMP-08	Tertiary Crusher 1 Pinion Lube Pump	0.25	Part of Sandvik supply	Part of Sandvik supply
66	22	TANK	4	22-TANK-04	Tertiary Crusher 2 Oil Tank	—	Part of Sandvik supply	Part of Sandvik supply
67	22	PUMP	9	22-PUMP-09	Tertiary Crusher 2 Lube Oil pump	4	Part of Sandvik supply	Part of Sandvik supply
68	22	FAN	6	22-FAN-06	Tertiary Crusher 2 Cooling Fan	4	Part of Sandvik supply	Part of Sandvik supply
69	22	PUMP	10	22-PUMP-10	Tertiary Crusher 2 Hydroset Pump	2.2	Part of Sandvik supply	Part of Sandvik supply
70	22	HETR	3	22-HETR-03	Tertiary Crusher 2 Heating Element	1.5	Part of Sandvik supply	Part of Sandvik supply
71	22	FAN	7	22-FAN-07	Tertiary Crusher 2 Overpressure Fan	0.37	Part of Sandvik supply	Part of Sandvik supply
72	22	PUMP	11	22-PUMP-11	Tertiary Crusher 2 Pinion Lube Pump	0.25	Part of Sandvik supply	Part of Sandvik supply
73	22	TANK	5	22-TANK-05	Tertiary Crusher 3 Oil Tank	—	Part of Sandvik supply	Part of Sandvik supply
74	22	PUMP	12	22-PUMP-12	Tertiary Crusher 3 Lube Oil pump	4	Part of Sandvik supply	Part of Sandvik supply
75	22	FAN	8	22-FAN-08	Tertiary Crusher 3 Cooling Fan	4	Part of Sandvik supply	Part of Sandvik supply
76	22	PUMP	13	22-PUMP-13	Tertiary Crusher 3 Hydroset Pump	2.2	Part of Sandvik supply	Part of Sandvik supply
77	22	HETR	4	22-HETR-04	Tertiary Crusher 3 Heating Element	1.5	Part of Sandvik supply	Part of Sandvik supply
78	22	FAN	9	22-FAN-09	Tertiary Crusher 3 Overpressure Fan	0.37	Part of Sandvik supply	Part of Sandvik supply
79	22	PUMP	14	22-PUMP-14	Tertiary Crusher 3 Pinion Lube Pump	0.25	Part of Sandvik supply	Part of Sandvik supply

181

Table 16-55 – Stockpile & Reclamation Equipment List

PFD 2400: STOCKPILING & RECLAMATION

						Installed
Number	Area					Power (kW)
Area #	24	Eq Code	#	Equipment ID	Description	176.55	Equipment Details	Supplier
1	24	STPL	1	24-STPL-01	Hard Rock Stockpile	—	12,300 t Live, Conical & Covered Stockpile	SENET
2	24	FEDR	1	24-FEDR-01	Hard Rock Feeder 1	1.7	Model : PF-15-07. Pan Feeder. (750 W x 1500 L) mm. 8[o] inclination.	Vibramech
3	24	FEDR	2	24-FEDR-02	Hard Rock Feeder 2	1.7	Model : PF-15-07. Pan Feeder. (750 W x 1500 L) mm. 8[o] inclination.	Vibramech
4	24	FEDR	3	24-FEDR-03	Hard Rock Feeder 3	1.7	Model : PF-15-07. Pan Feeder. (750 W x 1500 L) mm. 8[o] inclination.	Vibramech
5	24	FEDR	4	24-FEDR-04	Hard Rock Feeder 4	1.7	Model : PF-15-07. Pan Feeder. (750 W x 1500 L) mm. 8[o] inclination.	Vibramech
6	24	FEDR	5	24-FEDR-05	Hard Rock Feeder 5	1.7	Model : PF-15-07. Pan Feeder. (750 W x 1500 L) mm. 8[o] inclination.	Vibramech
7	24	FEDR	6	24-FEDR-06	Hard Rock Feeder 6	1.7	Model : PF-15-07. Pan Feeder. (750 W x 1500 L) mm. 8[o] inclination.	Vibramech
8	24	FEDR	7	24-FEDR-07	Hard Rock Feeder 7	1.7	Model : PF-15-07. Pan Feeder. (750 W x 1500 L) mm. 8[o] inclination.	Vibramech
9	24	FEDR	8	24-FEDR-08	Hard Rock Feeder 8	1.7	Model : PF-15-07. Pan Feeder. (750 W x 1500 L) mm. 8[o] inclination.	Vibramech
10	24	FEDR	9	24-FEDR-09	Hard Rock Feeder 9	1.7	Model : PF-15-07. Pan Feeder. (750 W x 1500 L) mm. 8[o] inclination.	Vibramech
11	24	CONV	1	24-CONV-01	Mill 1 Feed Conveyor	30	750 mm wide; 1.0 m/s speed	SENET
12	24	WEIG	1	24-WEIG-01	Mill 1 Feed Weightometer	—
13	24	SAMP	1	24-SAMP-01	Mill 1 Feed Sampler	1.5	900-HS-50mm c/w FlenderHimmel/WEG Geared Brake Motor	Multotec
14	24	CONV	2	24-CONV-02	Mill 2 Feed Conveyor	30	750 mm wide; 1.0 m/s speed	SENET
15	24	WEIG	2	24-WEIG-02	Mill 2 Feed Weightometer	—
16	24	SAMP	2	24-SAMP-02	Mill 2 Feed Sampler	1.5	900-HS-50mm c/w FlenderHimmel/WEG Geared Brake Motor	Multotec
17	24	CONV	3	24-CONV-03	Mill 3 Feed Conveyor	30	750 mm wide; 1.0 m/s speed	SENET
18	24	WEIG	3	24-WEIG-03	Mill 3 Feed Weightometer	—
19	24	SAMP	3	24-SAMP-03	Mill 3 Feed Sampler	1.5	900-HS-50mm c/w FlenderHimmel/WEG Geared Brake Motor	Multotec
20	24	HYST	1	24-HYST-01	Stockpile Area Hoist	3.75	5t SWL Prostar Electric Chain Hoist, 10m HOL, 9m Pendant Control; C/W 5t SWL Prostar Electric Trolley	Verlinde
21	24	DUSP	1	24-DUSP-01	Stockpile Tunnel Dust Suppression	3	Stainless Steel Unit. c/w Header Tank; Float; Low Level Cutout & TX3 nozzles	Hawk
22	24	FAN	1	24-FAN-01	Stockpile Tunnel Dust Extraction Fan	45
23	24	PUMP	1	24-PUMP-01	Stockpile Area Spillage Pump	15	65mmGAL	Weir Minerals

Table 16-56 – Milling 1 Equipment List

PFD 3100: MILLING 1

						Installed
Number	Area					Power (kW)
Area #	31	Eq Code	#	Equipment ID	Description	3,789	Equipment Details	Supplier
1	31	MILL	1	31-MILL-01	Ball Mill 1	3,000	5.0m Dia inside shell x 8.2m EGL,Overflow	Polysius
2	31	TRSC	1	31-TRSC-01	Mill 1 Trommel Screen	—	ID 2120mm, OD 2600mm, aperture 10x55mm polyurethane slotted, 37% open area	Polysius
3	31	BUNK	1	31-BUNK-01	Mill 1 Scats Bunker	—		SENET
3	31	TANK	1	31-TANK-01	Mill 1 Discharge Sump	—	30m³, Open Sump with 45º valley, MS RL, 3.5mL, 3.5mW,	SENET
4	31	PUMP	1	31-PUMP-01	Cyclone Cluster 1 Feed Pump 1	300	30MG(690mm)	Weir Minerals
5	31	PUMP	2	31-PUMP-02	Cyclone Cluster 1 Feed Pump 2	300	30MG(690mm)	Weir Minerals
6	31	PUMP	3	31-PUMP-03	Mill 1 Feed Side Spillage Pump	11	90mmGAL	Weir Minerals
7	31	PUMP	4	31-PUMP-04	Mill 1 Discharge Side Spillage Pump	11	90mmGAL	Weir Minerals
8	31	CYCL	1	31-CYCL-01	Cyclone Cluster 1	—	8 Cluster, gMAX15 cluster - 5 operating & 3 standby),c/w distributor; u/f & o/f launders, P gauge and transducer &14 automated gate valves	Krebs
9	31	BOX	1	31-BOX-01	Gravity 1 and Mill 1 Splitter Box	—	1m³, Open Box Tank, MS RL, 1.3mD, 1.4mH	SENET
10	31	HYPP	1	31-HYPP-01	Mill 1 and Gravity 1 Splitter Box Power Pack	4	63mm bore x 50mm rod x 700mm stroke. 2ton push/pull. Double Plug valve.Actuator included	Parker
11	31	HYST	1	31-HYST-01	Mill 1, 2 & 3 Ball Loading Hoist	55	KROLL K 250D. JIB Length 60m. Tip Load 2.5t. Max Load 12t(15.8m Radius). 35m under hook. Fixed Base	Tower Crane Services
12	31	SKIP	1	31-SKIP-01	Mill 1 Ball Loading Skip	—	1 t capacity ball skip	SENET
13	31	BUNK	2	31-BUNK-02	Mill 1 Ball Storage Bunker	—		SENET
14	31	RECV	1	31-RECV-01	Milling 1 Pinch Valve Air Receiver	—	0.525m³ vertical, c/w pressure gauge, safety valves, auto drains	Airgas Compressors

	Ball Mill 1 Auxillary Equipment					—

1	31	MIDR	1	31-MIDR-01	Mill 1 Barring Drive	45	Polysius (Part of Mill Supply)	Polysius
2	31	TANK	2	31-TANK-02	Mill 1 Fixed Bearing Lube Tank	—	Polysius (Part of Mill Supply)	Polysius
3	31	HETR	1	31-HETR-01	Mill 1 Fixed Bearing Lube Heater 1	1.5	Polysius (Part of Mill Supply)	Polysius
4	31	HETR	2	31-HETR-02	Mill 1 Fixed Bearing Lube Heater 2	1.5	Polysius (Part of Mill Supply)	Polysius
4	31	HETR	3	31-HETR-03	Mill 1 Fixed Bearing Lube Heater 3	1.5	Polysius (Part of Mill Supply)	Polysius
6	31	PUMP	5	31-PUMP-05	Mill 1 Fixed Bearing Low Pressure Oil Re-circulation Pump	0.75	Polysius (Part of Mill Supply)	Polysius
7	31	PUMP	6	31-PUMP-06	Mill 1 Fixed Bearing Low Pressure Pump 1	15	Polysius (Part of Mill Supply)	Polysius
8	31	PUMP	7	31-PUMP-07	Mill 1 Fixed Bearing Low Pressure Pump 2 (Standby)	15	Polysius (Part of Mill Supply)	Polysius
9	31	PUMP	8	31-PUMP-08	Mill 1 Fixed Bearing High Pressure Pump 1	4	Polysius (Part of Mill Supply)	Polysius
10	31	PUMP	9	31-PUMP-09	Mill 1 Fixed Bearing High Pressure Pump 2 (Standby)	4	Polysius (Part of Mill Supply)	Polysius
10	31	TANK	3	31-TANK-03	Mill 1 Floating Bearing Lube Tank	—	Polysius (Part of Mill Supply)	Polysius
11	31	HETR	4	31-HETR-04	Mill 1 Floating Bearing Lube Heater 1	1.5	Polysius (Part of Mill Supply)	Polysius
12	31	HETR	5	31-HETR-05	Mill 1 Floating Bearing Lube Heater 2	1.5	Polysius (Part of Mill Supply)	Polysius
13	31	PUMP	10	31-PUMP-10	Mill 1 Floating Bearing Low Pressure Pump 1	4	Polysius (Part of Mill Supply)	Polysius
14	31	PUMP	11	31-PUMP-11	Mill 1 Floating Bearing Low Pressure Pump 2 (Standby)	4	Polysius (Part of Mill Supply)	Polysius
15	31	PUMP	12	31-PUMP-12	Mill 1 Floating Bearing High Pressure Pump 1	4	Polysius (Part of Mill Supply)	Polysius
16	31	PUMP	13	31-PUMP-13	Mill 1 Floating Bearing High Pressure Pump 2 (Standby)	4	Polysius (Part of Mill Supply)	Polysius
15	31	GLUS	1	31-GLUS-01	Mill 1 Gear Lubrication System	0.6	Polysius (Part of Mill Supply)	Polysius

182

Table 16-57 – Milling 2 Equipment List

PFD 3200: MILLING 2

						Installed
Number	Area					Power (kW)
Area #	32	Eq Code	#	Equipment ID	Description	3,734	Equipment Details	Supplier
1	32	MILL	1	32-MILL-01	Ball Mill 2	3000	5.0m Dia inside shell x 8.2m EGL,Overflow ID 2120mm, OD 2600mm, aperture 10x55mm polyurethane slotted,	Polysius
2	32	TRSC	1	32-TRSC-01	Mill 2 Trommel Screen	—	37% open area	Polysius
3	32	BUNK	1	32-BUNK-01	Mill 2 Scats Bunker	—		SENET
3	32	TANK	1	32-TANK-01	Mill 2 Discharge Sump	—	30m³, Open Sump with 45º valley, MS RL, 3.5mL, 3.5mW,	SENET
4	32	PUMP	1	32-PUMP-01	Cyclone Cluster 2 Feed Pump 1	300	30MG(690mm)	Weir Minerals
5	32	PUMP	2	32-PUMP-02	Cyclone Cluster 2 Feed Pump 2	300	30MG(690mm)	Weir Minerals
6	32	PUMP	3	32-PUMP-03	Mill 2 Feed Side Spillage Pump	11	90mmGAL	Weir Minerals
7	32	PUMP	4	32-PUMP-04	Mill 2 Discharge Side Spillage Pump	11	90mmGAL	Weir Minerals
8	32	CYCL	1	32-CYCL-01	Cyclone Cluster 2	—	8 Cluster, gMAX15 cluster - 5 operating & 3 standby),c/w distributor; u/f & o/f launders, P gauge and transducer &14 automated gate valves	Krebs
9	32	BOX	1	32-BOX-01	Gravity 2 and Mill 2 Splitter Box	—	2m³, Closed Box Tank, MS RL, 1.3mD, 1.4mH	SENET
10	32	HYPP	1	32-HYPP-01	Mill 2 and Gravity 2 Splitter Box Power Pack	4	63mm bore x 50mm rod x 700mm stroke. 2ton push/pull. Double Plug valve.Actuator included	Parker
11	32	SKIP	1	32-SKIP-01	Mill 2 Ball Loading Skip	—	1 t capacity ball skip	SENET
12	32	BUNK	2	32-BUNK-02	Mill 2 Ball Storage Bunker	—		SENET
13	32	RECV	1	32-RECV-01	Milling 2 Pinch Valve Air Receiver	—	0.525m³ vertical, c/w pressure gauge, safety valves, auto drains	Airgas Compressors

	Ball Mill 1 Auxillary Equipment					—

1	32	MIDR	1	32-MIDR-01	Mill 2 Barring Drive	45	Polysius (Part of Mill Supply)	Polysius
2	32	TANK	2	32-TANK-02	Mill 2 Fixed Bearing Lube Tank	—	Polysius (Part of Mill Supply)	Polysius
3	32	HETR	1	32-HETR-01	Mill 2 Fixed Bearing Lube Heater 1	1.5	Polysius (Part of Mill Supply)	Polysius
4	32	HETR	2	32-HETR-02	Mill 2 Fixed Bearing Lube Heater 2	1.5	Polysius (Part of Mill Supply)	Polysius
4	32	HETR	3	32-HETR-03	Mill 2 Fixed Bearing Lube Heater 3	1.5	Polysius (Part of Mill Supply)	Polysius
6	32	PUMP	5	32-PUMP-05	Mill 2 Fixed Bearing Low Pressure Oil Re-circulation Pump	0.75	Polysius (Part of Mill Supply)	Polysius
7	32	PUMP	6	32-PUMP-06	Mill 2 Fixed Bearing Low Pressure Pump 1	15	Polysius (Part of Mill Supply)	Polysius
8	32	PUMP	7	32-PUMP-07	Mill 2 Fixed Bearing Low Pressure Pump 2 (Standby)	15	Polysius (Part of Mill Supply)	Polysius
9	32	PUMP	8	32-PUMP-08	Mill 2 Fixed Bearing High Pressure Pump 1	4	Polysius (Part of Mill Supply)	Polysius
10	32	PUMP	9	32-PUMP-09	Mill 2 Fixed Bearing High Pressure Pump 2 (Standby)	4	Polysius (Part of Mill Supply)	Polysius
10	32	TANK	3	32-TANK-03	Mill 2 Floating Bearing Lube Tank	—	Polysius (Part of Mill Supply)	Polysius
11	32	HETR	4	32-HETR-04	Mill 2 Floating Bearing Lube Heater 1	1.5	Polysius (Part of Mill Supply)	Polysius
12	32	HETR	5	32-HETR-05	Mill 2 Floating Bearing Lube Heater 2	1.5	Polysius (Part of Mill Supply)	Polysius
13	32	PUMP	10	32-PUMP-10	Mill 2 Floating Bearing Low Pressure Pump 1	4	Polysius (Part of Mill Supply)	Polysius
14	32	PUMP	11	32-PUMP-11	Mill 2 Floating Bearing Low Pressure Pump 2 (Standby)	4	Polysius (Part of Mill Supply)	Polysius
15	32	PUMP	12	32-PUMP-12	Mill 2 Floating Bearing High Pressure Pump 1	4	Polysius (Part of Mill Supply)	Polysius
16	32	PUMP	13	32-PUMP-13	Mill 2 Floating Bearing High Pressure Pump 2 (Standby)	4	Polysius (Part of Mill Supply)	Polysius
15	32	GLUS	1	32-GLUS-01	Mill 2 Gear Lubrication System	0.6	Polysius (Part of Mill Supply)	Polysius

Table 16-58 – Milling 3 Equipment List

PFD 3800: MILLING 3

						Installed
Number	Area					Power (kW)
Area #	38	Eq Code	#	Equipment ID	Description	3,734	Equipment Details	Supplier
1	38	MILL	1	38-MILL-01	Ball Mill 3	3,000	5.0m Dia inside shell x 8.2m EGL,Overflow ID 2120mm, OD 2600mm, aperture 10x55mm polyurethane slotted,	Polysius
2	38	TRSC	1	38-TRSC-01	Mill 3 Trommel Screen	—	37% open area	Polysius
3	38	BUNK	1	38-BUNK-01	Mill 3 Scats Bunker	—		SENET
3	38	TANK	1	38-TANK-01	Mill 3 Discharge Sump	—	2.5m³, Closed Conical Tank, 60º, 304SS, 1.4mD, 2.6mH	SENET
4	38	PUMP	1	38-PUMP-01	Cyclone Cluster 3 Feed Pump 1	300	30MG(690mm)	Weir Minerals
5	38	PUMP	2	38-PUMP-02	Cyclone Cluster 3 Feed Pump 2	300	30MG(690mm)	Weir Minerals
6	38	PUMP	3	38-PUMP-03	Mill 3 Feed Side Spillage Pump	11	90mmGAL	Weir Minerals
7	38	PUMP	4	38-PUMP-04	Mill 3 Discharge Side Spillage Pump	11	90mmGAL	Weir Minerals
8	38	CYCL	1	38-CYCL-01	Cyclone Cluster 3	—	8 Cluster, gMAX15 cluster - 5 operating & 3 standby),c/w distributor; u/f & o/f launders, P gauge and transducer &14 automated gate valves	Krebs
9	38	BOX	1	38-BOX-01	Gravity 3 and Mill 3 Splitter Box	—	17.9m³, Open Conical Tank, 60º, MS, 2.6mD, 5mH	SENET
10	38	HYPP	1	38-HYPP-01	Mill 3 and Gravity 2 Splitter Box Power Pack	4	63mm bore x 50mm rod x 700mm stroke. 2ton push/pull. Double Plug valve.Actuator included	Parker
11	38	SKIP	1	38-SKIP-01	Mill 3 Ball Loading Skip	—	1 t capacity ball skip	SENET
12	38	BUNK	2	38-BUNK-02	Mill 3 Ball Storage Bunker	—		SENET
13	38	RECV	1	38-RECV-01	Milling 3 Pinch Valve Air Receiver	—	0.525m³ vertical, c/w pressure gauge, safety valves, auto drains	Airgas Compressors

	Ball Mill 3 Auxillary Equipment					—

1	38	MIDR	1	38-MIDR-01	Mill 3 Barring Drive	45	Polysius (Part of Mill Supply)	Polysius
2	38	TANK	2	38-TANK-02	Mill 3 Fixed Bearing Lube Tank	—	Polysius (Part of Mill Supply)	Polysius
3	38	HETR	1	38-HETR-01	Mill 3 Fixed Bearing Lube Heater 1	1.5	Polysius (Part of Mill Supply)	Polysius
4	38	HETR	2	38-HETR-02	Mill 3 Fixed Bearing Lube Heater 2	1.5	Polysius (Part of Mill Supply)	Polysius
4	38	HETR	3	38-HETR-03	Mill 3 Fixed Bearing Lube Heater 3	1.5	Polysius (Part of Mill Supply)	Polysius
6	38	PUMP	5	38-PUMP-05	Mill 3 Fixed Bearing Low Pressure Oil Re-circulation Pump	0.75	Polysius (Part of Mill Supply)	Polysius
7	38	PUMP	6	38-PUMP-06	Mill 3 Fixed Bearing Low Pressure Pump 1	15	Polysius (Part of Mill Supply)	Polysius
8	38	PUMP	7	38-PUMP-07	Mill 3 Fixed Bearing Low Pressure Pump 2 (Standby)	15	Polysius (Part of Mill Supply)	Polysius
9	38	PUMP	8	38-PUMP-08	Mill 3 Fixed Bearing High Pressure Pump 1	4	Polysius (Part of Mill Supply)	Polysius
10	38	PUMP	9	38-PUMP-09	Mill 3 Fixed Bearing High Pressure Pump 2 (Standby)	4	Polysius (Part of Mill Supply)	Polysius
10	38	TANK	3	38-TANK-03	Mill 3 Floating Bearing Lube Tank	—	Polysius (Part of Mill Supply)	Polysius
11	38	HETR	4	38-HETR-04	Mill 3 Floating Bearing Lube Heater 1	1.5	Polysius (Part of Mill Supply)	Polysius
12	38	HETR	5	38-HETR-05	Mill 3 Floating Bearing Lube Heater 2	1.5	Polysius (Part of Mill Supply)	Polysius
13	38	PUMP	10	38-PUMP-10	Mill 3 Floating Bearing Low Pressure Pump 1	4	Polysius (Part of Mill Supply)	Polysius
14	38	PUMP	11	38-PUMP-11	Mill 3 Floating Bearing Low Pressure Pump 2 (Standby)	4	Polysius (Part of Mill Supply)	Polysius
15	38	PUMP	12	38-PUMP-12	Mill 3 Floating Bearing High Pressure Pump 1	4	Polysius (Part of Mill Supply)	Polysius
16	38	PUMP	13	38-PUMP-13	Mill 3 Floating Bearing High Pressure Pump 2 (Standby)	4	Polysius (Part of Mill Supply)	Polysius
15	38	GLUS	1	38-GLUS-01	Mill 3 Gear Lubrication System	0.6	Polysius (Part of Mill Supply)	Polysius

183

Table 16-59 – Gravity 1 & Intensive Cyanidation Equipment List

PFD 3300: Gravity 1 & Intensive Cyanidation

Number Area #	Area 33	Eq Code	#	Equipment ID	Description	Installed Power (kW) 79	Equipment Details	Supplier
1	33	SCRN	1	33-SCRN-01	Gravity Scapling Screen 1	3	Model H1-27-12, Horizontal	Vibramech
2	33	CONC	1	33-CONC-01	Gravity Concentrator 1	11	KC-XD30MS, G5 Cone; c/w KICS System	Knelson
3	33	HYST	1	33-HYST-01	Concentrator 1 Maintenance Hoist	1.9	2t SWL Prostar Electric Chain Hoist, 5m HOL, 4m Pendant Control; C/W 2t SWL Prostar Electric Trolley	Verlinde
4	33	PUMP	1	33-PUMP-01	Gravity Train 1 Spillage Pump	7.5	65mmGAL	Weir Minerals
5	33	ICYP	1	33-ICYP-01	Intensive Cyanidation System	—	CS 2000 Concep Acacia PO 022 SH Spraydrench, Double Column, platform activated drench shower, c/w hand operated eyewash	Knelson
6	33	SASH	1	33-SASH-01	Intensive Cyanidation Safety Shower	—	Mode No Xgard/1 /A/M20/ATEX/HCN/25. Cyanide 0-25ppm.	Spray Nozzle
7	33	HCND	1	33-HCND-01	HCN Gas Detector	—	C/W Audible and Visual alarm	Gas Monitoring Services

					Auxillary Equipment	—

1	33	TANK	1	33-TANK-01	Concentrate Cone	—	Part of Vendor Package	Knelson
2	33	DRUM	1	33-DRUM-01	Consep Acacia	—	Part of Vendor Package	Knelson
3	33	TANK	2	33-TANK-02	Solution Tank	—	Part of Vendor Package	Knelson
4	33	FEDR	1	33-FEDR-01	Screw Feeder	0.75	Part of Vendor Package	Knelson
5	33	HETR	1	33-HETR-01	Immersion Heater	40	Part of Vendor Package	Knelson
6	33	PUMP	2	33-PUMP-02	Slurry Pump	11	Part of Vendor Package	Knelson
7	33	PUMP	3	33-PUMP-03	Solution Pump	3	Part of Vendor Package	Knelson
8	33	PUMP	4	33-PUMP-04	Sand Piper Diaphragm Pump	—	Part of Vendor Package	Knelson
9	33	MIXR	1	33-MIXR-01	Reagent Mixer	0.75	Part of Vendor Package	Knelson

Table 16-60 – Gravity 2

PFD 3700: Gravity 2

						Installed
Number	Area					Power (kW)
Area #	37	Eq Code	#	Equipment ID	Description	23	Equipment Details	Supplier
1	37	SCRN	1	37-SCRN-01	Gravity Scapling Screen 2	3	Model H1-27-12, Horizontal	Vibramech
2	37	CONC	1	37-CONC-01	Gravity Concentrator 2	11	KC-XD30MS, G5 Cone; c/w KICS System	Knelson
3	37	HYST	1	37-HYST-01	Concentrator 2 Maintenance Hoist	1.9	2t SWL Prostar Electric Chain Hoist, 5m HOL, 4m Pendant Control; C/W 2t SWL Prostar Electric Trolley	Verlinde
4	37	PUMP	1	37-PUMP-01	Gravity 2 Spillage Pump	7.5	65mmGAL	Weir Minerals

Table 16-61 – Gravity 3

PFD 3900: Gravity 3

						Installed
Number	Area					Power (kW)
Area #	39	Eq Code	#	Equipment ID	Description	23	Equipment Details	Supplier
1	39	SCRN	1	39-SCRN-01	Gravity Scapling Screen 3	3	Model H1-27-12, Horizontal	Vibramech
2	39	CONC	1	39-CONC-01	Gravity Concentrator 3	11	KC-XD30MS, G5 Cone; c/w KICS System	Knelson
3	39	HYST	1	39-HYST-01	Concentrator 3 Maintenance Hoist	1.9	2t SWL Prostar Electric Chain Hoist, 5m HOL, 4m Pendant Control; C/W 2t SWL Prostar Electric Trolley	Verlinde
4	39	PUMP	1	39-PUMP-01	Gravity 3 Spillage Pump	7.5	65mmGAL	Weir Minerals

Table 16-62 – Trash Removal 1

PFD 3500: Trash Removal 1

						Installed
Number	Area					Power (kW)
Area #	35	Eq Code	#	Equipment ID	Description	5	Equipment Details	Supplier
1	35	LISC	1	35-LISC-01	Trash Linear Screen 1	4	12m2 Trash Linear Screen . 600x700 um aperture	GKD-Delkor
2	35	BKST	1	35-BKST-01	Linear Screen Basket 1	—		SENET
3	35	SAMP	1	35-SAMP-01	CIL 1 Feed Sampler	0.92	300-TIO-20/4/10 c/w secondary vezin sampler & Control panel	Multotec

Table 16-63 – Trash Removal 2

PFD 3600: Trash Removal 2

						Installed
Number	Area					Power (kW)
Area #	36	Eq Code	#	Equipment ID	Description	5	Equipment Details	Supplier
1	36	LISC	1	36-LISC-01	Trash Linear Screen 2	4	12m2 Trash Linear Screen . 600x700 um aperture	GKD-Delkor
2	36	BKST	1	36-BKST-01	Linear Screen 2 Basket	—		SENET
3	36	SAMP	1	36-SAMP-01	CIL 2 Feed Sampler	0.92	300-TIO-20/4/10 c/w secondary vezin sampler & Control panel	Multotec

184

Table 16-64 – Trash Removal 3

PFD 3400: Trash Removal 3

						Installed
Number	Area					Power (kW)
Area #	34	Eq Code	#	Equipment ID	Description	5	Equipment Details	Supplier
1	34	LISC	1	34-LISC-01	Trash Linear Screen 3	4	12m2 Trash Linear Screen . 600x700 um aperture	GKD-Delkor
2	34	BKST	1	34-BKST-01	Linear Screen 3 Basket	—		SENET
3	34	SAMP	1	34-SAMP-01	CIL 3 Feed Sampler	0.92	300-TIO-20/4/10 c/w secondary vezin sampler & Control panel	Multotec

Table 16-65 – CIL 1

PFD 4100: CIL Train 1

						Installed
Number	Area					Power (kW)
Area #	41	Eq Code	#	Equipment ID	Description	707	Equipment Details	Supplier
1	41	BOX	1	41-BOX-01	CIL 1 Feed Splitter Box	—	7m³, Closed Box Tank, MS, 2mD, 2.1mH	SENET
2	41	HYPP	1	41-HYPP-01	CIL 1 Feed Splitter Box Hydraulic Power Pack	—	63mm bore x 50mm rod x 700mm stroke. 2ton push/pull. 1x Plug Valve.Actuator Included	Parker
3	41	LAUN	1	41-LAUN-01	CIL 1 Launder System	—		SENET
4	41	HYPP	2	41-HYPP-02	Launder 1 Gate Valves Hydraulic Power Pack	3	63mm bore x 50mm rod x 700mm stroke. 2ton push/pull. 11 x Lauder Gates.Actuators included	Parker
5	41	CNAC	1	41-CNAC-01	CIL 1 Automatic Cyanide Analyser	0.1	TAC1000 Analyser, C/W insulated fibreglass cabin(1.2mx1.0mx2.1mH)	Process Analytical Systems
6	41	TANK	1	41-TANK-01	Pre Leach Tank	—	1100m³, Open Flat Bottom Tank, MS, 11mD, 11.9mH	SENET
7	41	MIXR	1	41-MIXR-01	CIL Tank 1 Agitator	55	Model KXHH/55/21/11/HV3, Baffle req - 4 x 951 mm	Kemix
8	41	TANK	2	41-TANK-02	CIL Tank 1	—	1100m³, Open Flat Bottom Tank, MS, 11.2mD, 11.6mH	SENET
9	41	PUMP	1	41-PUMP-01	Loaded Carbon Transfer Pump	18.5	250mmGAL CD Recessed Impeller	Weir Minerals
10	41	INSC	1	41-INSC-01	CIL Tank 1 Interstage Screen	15	Wedge Wire MPS 700P pumping. 800 µm aperture.	Kemix
11	41	MIXR	2	41-MIXR-02	CIL Tank 1 Agitator	55	Model KXHH/55/21/11/HV3, Baffle req - 4 x 951 mm	Kemix
12	41	TANK	3	41-TANK-03	CIL Tank 2	—	1100m³, Open Flat Bottom Tank, MS, 11.2mD, 11.6mH	SENET
13	41	INSC	2	41-INSC-02	CIL Tank 2 Interstage Screen	15	Wedge Wire MPS 700P pumping. 800 µm aperture.	Kemix
14	41	MIXR	3	41-MIXR-03	CIL Tank 2 Agitator	55	Model KXHH/55/21/11/HV3, Baffle req - 4 x 951 mm	Kemix
15	41	PUMP	2	41-PUMP-02	Intertank Carbon Transfer Pump 1	18.5	250mmGAL CD Recessed Impeller	Weir Minerals
16	41	TANK	4	41-TANK-04	CIL Tank 3	—	1100m³, Open Flat Bottom Tank, MS, 11.2mD, 11.6mH	SENET
17	41	INSC	3	41-INSC-03	CIL Tank 3 Interstage Screen	15	Wedge Wire MPS 700P pumping. 800 µm aperture.	Kemix
18	41	MIXR	4	41-MIXR-04	CIL Tank 3 Agitator	55	Model KXHH/55/21/11/HV3, Baffle req - 4 x 951 mm	Kemix
19	41	PUMP	3	41-PUMP-03	Intertank Carbon Transfer Pump 2	7.5	250mmGAL CD Recessed Impeller	Weir Minerals
20	41	TANK	5	41-TANK-05	CIL Tank 4	—	1100m³, Open Flat Bottom Tank, MS, 11.2mD, 11.6mH	SENET
21	41	INSC	4	41-INSC-04	CIL Tank 4 Interstage Screen	15	Wedge Wire MPS 700P pumping. 800 µm aperture.	Kemix
22	41	MIXR	5	41-MIXR-05	CIL Tank 4 Agitator	55	Model KXHH/55/21/11/HV3, Baffle req - 4 x 951 mm	Kemix
23	41	PUMP	4	41-PUMP-04	Intertank Carbon Transfer Pump 3	7.5	250mmGAL CD Recessed Impeller	Weir Minerals
24	41	TANK	6	41-TANK-06	CIL Tank 5	—	1100m³, Open Flat Bottom Tank, MS, 11.2mD, 11.6mH	SENET
25	41	INSC	5	41-INSC-05	CIL Tank 5 Interstage Screen	15	Wedge Wire MPS 700P pumping. 800 µm aperture.	Kemix
26	41	MIXR	6	41-MIXR-06	CIL Tank 5 Agitator	55	Model KXHH/55/21/11/HV3, Baffle req - 4 x 951 mm	Kemix
27	41	PUMP	5	41-PUMP-05	Intertank Carbon Transfer Pump 4	7.5	250mmGAL CD Recessed Impeller	Weir Minerals
28	41	TANK	7	41-TANK-07	CIL Tank 6	—	1100m³, Open Flat Bottom Tank, MS, 11.2mD, 11.6mH	SENET
29	41	INSC	6	41-INSC-06	CIL Tank 6 Interstage Screen	15	Wedge Wire MPS 700P pumping. 800 µm aperture.	Kemix
30	41	MIXR	7	41-MIXR-07	CIL Tank 6 Agitator	55	Model KXHH/55/21/11/HV3, Baffle req - 4 x 951 mm	Kemix
31	41	PUMP	6	41-PUMP-06	Intertank Carbon Transfer Pump 5	7.5	250mmGAL CD Recessed Impeller	Weir Minerals
32	41	PUMP	7	41-PUMP-07	CIL Spillage Pump 1	15	65mmGAL	Weir Minerals
33	41	PUMP	8	41-PUMP-08	CIL Spillage Pump 2	15	65mmGAL	Weir Minerals
34	41	INSC	7	41-INSC-07	Spare Interstage Screen	15	Wedge Wire MPS 700P pumping. 800 µm aperture.	Kemix
35	41	FRAM	1	41-FRAM-01	Interstage Screen Wash Frame	—		SENET
36	41	PUMP	9	41-PUMP-09	Interstage Screen Wash Pump	2.2	HC 240, C/W motor mounted on trolley with header tank, float valve,cut-off switch, HP Hose, gun & nozzle	Hawk
37	41	HYST	1	41-HYST-01	Crawling Tower Crane	100	KROLL K 1000. JIB Length 60m. Tip Load 15t. Max Load 30t(15.8m Radius). 45m under hook. Fixed Base	Tower Crane Services
38	41	HCND	1	41-HCND-01	HCN Gas Detector	—	Mode No Xgard/1 /A/M20/ATEX/HCN/25. Cyanide 0-25ppm. C/W Audible and Visual aGas Monitoring Services
39	41	SASH	1	41-SASH-01	CIL Safety Shower	—	PO 022 SH Spraydrench, Double Column, platform activated drench shower, c/w hand operated eyewash	Spray Nozzle
40	41	SASH	2	41-SASH-02	CIL Safety Shower	—	PO 022 SH Spraydrench, Double Column, platform activated drench shower, c/w hand operated eyewash	Spray Nozzle
41	41	ROOM	1	41-ROOM-01	Control Room & Plant Laboratory		6m std Shipping Container. Insulated. White Chromadeck(inside).White Enamel (outside) .C/W windows, doors, elecrics(DB board), floor, aircon, lights, desk top and fresh air system	SENET
42	41	POND	1	41-POND-01	Pollution Control Dam	—		SENET
43	41	PUMP	10	41-PUMP-10	Pollution Control Pump	11	Submersible. 50-350 SHW 1500rpm	Weir Minerals

185

Table 16-66 – CIL 2

PFD 4800: CIL Train 2

						Installed
Number	Area					Power (kW)
Area #	48	Eq Code	#	Equipment ID	Description	596	Equipment Details	Supplier
1	48	BOX	1	48-BOX-01	CIL 2 Feed Splitter Box	—	7m³, Open Box Tank, MS, 2mD, 2.1mH	SENET
2	48	HYPP	1	48-HYPP-01	CIL 2 Feed Splitter Box Hydraulic Power Pack	4	63mm bore x 50mm rod x 700mm stroke. 2ton push/pull. 1x Plug Valve.Actuator Included	Parker
3	48	LAUN	1	48-LAUN-01	CIL 2 Launder System	—		SENET
4	48	HYPP	2	48-HYPP-02	CIL 2 Launder Gate Valves Hydraulic Power Pack	3	63mm bore x 50mm rod x 700mm stroke. 2ton push/pull. 11 x Lauder Gates.Actuators included	Parker
5	48	CNAC	1	48-CNAC-01	CIL 2 Automatic Cyanide Analyser	0.1	TAC1000 Analyser, C/W insulated fibreglass cabin(1.2mx1.0mx2.1mH)	Process Analytical Systems
6	48	TANK	1	48-TANK-01	CIL 2 Pre Leach Tank	—	1100m³, Open Flat Bottom Tank, MS, 11.2mD, 11.6mH	SENET
7	48	MIXR	1	48-MIXR-01	CIL 2 Tank 1 Agitator	55	Model KXHH/55/21/11/HV3, Baffle req - 4 x 951 mm	Kemix
8	48	TANK	2	48-TANK-02	CIL 2 Tank 1	—	1100m³, Open Flat Bottom Tank, MS, 11.2mD, 11.6mH	SENET
9	48	PUMP	1	48-PUMP-01	CIL 2 Loaded Carbon Transfer Pump	18.5	250mmGAL CD Recessed Impeller	Weir Minerals
10	48	INSC	1	48-INSC-01	CIL 2 CIL Tank 1 Interstage Screen	15	Wedge Wire MPS 700P pumping. 800 m aperture.	Kemix
11	48	MIXR	2	48-MIXR-02	CIL 2 Tank 1 Agitator	55	Model KXHH/55/21/11/HV3, Baffle req - 4 x 951 mm	Kemix
12	48	TANK	3	48-TANK-03	CIL 2 Tank 2	—	1100m³, Closed Flat Bottom Tank, MS, 11.2mD, 11.6mH	SENET
13	48	INSC	2	48-INSC-02	CIL 2 Tank 2 Interstage Screen	15	Wedge Wire MPS 700P pumping. 800 m aperture.	Kemix
14	48	MIXR	3	48-MIXR-03	CIL 2 Tank 2 Agitator	55	Model KXHH/55/21/11/HV3, Baffle req - 4 x 951 mm	Kemix
15	48	PUMP	2	48-PUMP-02	CIL 2 Intertank Carbon Transfer Pump 1	18.5	250mmGAL CD Recessed Impeller	Weir Minerals
16	48	TANK	4	48-TANK-04	CIL 2 Tank 3	—	1100m³, Open Flat Bottom Tank, MS, 11.2mD, 11.6mH	SENET
17	48	INSC	3	48-INSC-03	CIL 2 Tank 3 Interstage Screen	15	Wedge Wire MPS 700P pumping. 800 m aperture.	Kemix
18	48	MIXR	4	48-MIXR-04	CIL 2 Tank 3 Agitator	55	Model KXHH/55/21/11/HV3, Baffle req - 4 x 951 mm	Kemix
19	48	PUMP	3	48-PUMP-03	CIL 2 Intertank Carbon Transfer Pump 2	7.5	250mmGAL CD Recessed Impeller	Weir Minerals
20	48	TANK	5	48-TANK-05	CIL 2 Tank 4	—	1100m³, Open Flat Bottom Tank, MS, 11.2mD, 11.6mH	SENET
21	48	INSC	4	48-INSC-04	CIL 2 Tank 4 Interstage Screen	15	Wedge Wire MPS 700P pumping. 800 m aperture.	Kemix
22	48	MIXR	5	48-MIXR-05	CIL 2 Tank 4 Agitator	55	Model KXHH/55/21/11/HV3, Baffle req - 4 x 951 mm	Kemix
23	48	PUMP	4	48-PUMP-04	CIL 2 Intertank Carbon Transfer Pump 3	7.5	250mmGAL CD Recessed Impeller	Weir Minerals
24	48	TANK	6	48-TANK-06	CIL 2 Tank 5	—	1100m³, Open Flat Bottom Tank, MS, 11.2mD, 11.6mH	SENET
25	48	INSC	5	48-INSC-05	CIL 2 Tank 5 Interstage Screen	15	Wedge Wire MPS 700P pumping. 800 m aperture.	Kemix
26	48	MIXR	6	48-MIXR-06	CIL 2 Tank 5 Agitator	55	Model KXHH/55/21/11/HV3, Baffle req - 4 x 951 mm	Kemix
27	48	PUMP	5	48-PUMP-05	CIL 2 Intertank Carbon Transfer Pump 4	7.5	250mmGAL CD Recessed Impeller	Weir Minerals
28	48	TANK	7	48-TANK-07	CIL 2 Tank 6	—	1100m³, Open Flat Bottom Tank, MS, 11.2mD, 11.6mH	SENET
29	48	INSC	6	48-INSC-06	CIL 2 Tank 6 Interstage Screen	15	Wedge Wire MPS 700P pumping. 800 m aperture.	Kemix
30	48	MIXR	7	48-MIXR-07	CIL 2 Tank 6 Agitator	55	Model KXHH/55/21/11/HV3, Baffle req - 4 x 951 mm	Kemix
31	48	PUMP	6	48-PUMP-06	CIL 2 Intertank Carbon Transfer Pump 5	7.5	250mmGAL CD Recessed Impeller	Weir Minerals
32	48	PUMP	7	48-PUMP-07	CIL 2 Spillage Pump 1	15	65mmGAL	Weir Minerals
33	48	PUMP	8	48-PUMP-08	CIL 2 Spillage Pump 2	15	65mmGAL	Weir Minerals
34	48	INSC	7	48-INSC-07	CIL 2 Spare Interstage Screen	15	Wedge Wire MPS 700P pumping. 800 m aperture.	Kemix
35	48	FRAM	1	48-FRAM-01	CIL 2 Interstage Screen Wash Frame	—		SENET
36	48	PUMP	9	48-PUMP-09	CIL 2 Interstage Screen Wash Pump	2.2	HC 240, C/W motor mounted on trolley with header tank, float valve,cut-off switch, HP Hose, gun & nozzle	Hawk
37	48	HCND	1	48-HCND-01	CIL 2 HCN Gas Detector	—	Mode No Xgard/1 /A/M20/ATEX/HCN/25. Cyanide 0-25ppm. C/W Audible and Visual a	Gas Monitoring Services
38	48	SASH	1	48-SASH-01	CIL 2 Safety Shower 1	—	PO 022 SH Spraydrench, Double Column, platform activated drench shower, c/w hand operated eyewash	Spray Nozzle
39	48	SASH	2	48-SASH-02	CIL 2 Safety Shower 2	—	PO 022 SH Spraydrench, Double Column, platform activated drench shower, c/w hand operated eyewash	Spray Nozzle

Table 16-67 – CIL 3

PFD 4900: CIL Train 3	29.5

						Installed
Number	Area					Power (kW)
Area #	49	Eq Code	#	Equipment ID	Description	596	Equipment Details	Supplier
1	49	BOX	1	49-BOX-01	CIL 3 Feed Splitter Box	—	7m³, Open Box Tank, MS, 2mD, 2.1mH	SENET
2	49	HYPP	1	49-HYPP-01	CIL 3 Feed Splitter Box Hydraulic Power Pack	4	63mm bore x 50mm rod x 700mm stroke. 2ton push/pull. 1x Plug Valve.Actuator Included	Parker
3	49	LAUN	1	49-LAUN-01	CIL 3 Launder System	—		SENET
4	49	HYPP	2	49-HYPP-02	CIL 3 Launder Gate Valves Hydraulic Power Pack	3	63mm bore x 50mm rod x 700mm stroke. 2ton push/pull. 11 x Lauder Gates.Actuators included	Parker
5	49	CNAC	1	49-CNAC-01	CIL 3 Automatic Cyanide Analyser	0.1	TAC1000 Analyser, C/W insulated fibreglass cabin(1.2mx1.0mx2.1mH)	Process Analytical Systems
6	49	TANK	1	49-TANK-01	CIL 3 Pre Leach Tank	—	Vendor to Advise	SENET
7	49	MIXR	1	49-MIXR-01	CIL 3 Tank 1 Agitator	55	Model KXHH/55/21/11/HV3, Baffle req - 4 x 951 mm	Kemix
8	49	TANK	2	49-TANK-02	CIL 3 Tank 1	—	1100m³, Open Flat Bottom Tank, MS, 11.2mD, 11.6mH	SENET
9	49	PUMP	1	49-PUMP-01	CIL 3 Loaded Carbon Transfer Pump	18.5	250mmGAL CD Recessed Impeller	Weir Minerals
10	49	INSC	1	49-INSC-01	CIL 3 CIL Tank 1 Interstage Screen	15	Wedge Wire MPS 700P pumping. 800 µm aperture.	Kemix
11	49	MIXR	2	49-MIXR-02	CIL 3 Tank 1 Agitator	55	Model KXHH/55/21/11/HV3, Baffle req - 4 x 951 mm	Kemix
12	49	TANK	3	49-TANK-03	CIL 3 Tank 2	—	1100m³, Open Flat Bottom Tank, MS, 11.2mD, 11.6mH	SENET
13	49	INSC	2	49-INSC-02	CIL 3 Tank 2 Interstage Screen	15	Wedge Wire MPS 700P pumping. 800 µm aperture.	Kemix
14	49	MIXR	3	49-MIXR-03	CIL 3 Tank 2 Agitator	55	Model KXHH/55/21/11/HV3, Baffle req - 4 x 951 mm	Kemix
15	49	PUMP	2	49-PUMP-02	CIL 3 Intertank Carbon Transfer Pump 1	18.5	250mmGAL CD Recessed Impeller	Weir Minerals
16	49	TANK	4	49-TANK-04	CIL 3 Tank 3	—	1100m³, Closed Flat Bottom Tank, MS, 11.2mD, 11.6mH	SENET
17	49	INSC	3	49-INSC-03	CIL 3 Tank 3 Interstage Screen	15	Wedge Wire MPS 700P pumping. 800 µm aperture.	Kemix
18	49	MIXR	4	49-MIXR-04	CIL 3 Tank 3 Agitator	55	Model KXHH/55/21/11/HV3, Baffle req - 4 x 951 mm	Kemix
19	49	PUMP	3	49-PUMP-03	CIL 3 Intertank Carbon Transfer Pump 2	7.5	250mmGAL CD Recessed Impeller	Weir Minerals
20	49	TANK	5	49-TANK-05	CIL 3 Tank 4	—	1100m³, Open Flat Bottom Tank, MS, 11.2mD, 11.6mH	SENET
21	49	INSC	4	49-INSC-04	CIL 3 Tank 4 Interstage Screen	15	Wedge Wire MPS 700P pumping. 800 µm aperture.	Kemix
22	49	MIXR	5	49-MIXR-05	CIL 3 Tank 4 Agitator	55	Model KXHH/55/21/11/HV3, Baffle req - 4 x 951 mm	Kemix
23	49	PUMP	4	49-PUMP-04	CIL 3 Intertank Carbon Transfer Pump 3	7.5	250mmGAL CD Recessed Impeller	Weir Minerals
24	49	TANK	6	49-TANK-06	CIL 3 Tank 5	—	1100m³, Open Flat Bottom Tank, MS, 11.2mD, 11.6mH	SENET
25	49	INSC	5	49-INSC-05	CIL 3 Tank 5 Interstage Screen	15	Wedge Wire MPS 700P pumping. 800 µm aperture.	Kemix
26	49	MIXR	6	49-MIXR-06	CIL 3 Tank 5 Agitator	55	Model KXHH/55/21/11/HV3, Baffle req - 4 x 951 mm	Kemix
27	49	PUMP	5	49-PUMP-05	CIL 3 Intertank Carbon Transfer Pump 4	7.5	250mmGAL CD Recessed Impeller	Weir Minerals
28	49	TANK	7	49-TANK-07	CIL 3 Tank 6	—	1100m³, Open Flat Bottom Tank, MS, 11.2mD, 11.6mH	SENET
29	49	INSC	6	49-INSC-06	CIL 3 Tank 6 Interstage Screen	15	Wedge Wire MPS 700P pumping. 800 µm aperture.	Kemix
30	49	MIXR	7	49-MIXR-07	CIL 3 Tank 6 Agitator	55	Model KXHH/55/21/11/HV3, Baffle req - 4 x 951 mm	Kemix
31	49	PUMP	6	49-PUMP-06	CIL 3 Intertank Carbon Transfer Pump 5	7.5	250mmGAL CD Recessed Impeller	Weir Minerals
32	49	PUMP	7	49-PUMP-07	CIL 3 Spillage Pump 1	15	65mmGAL	Weir Minerals
33	49	PUMP	8	49-PUMP-08	CIL 3 Spillage Pump 2	15	65mmGAL	Weir Minerals
34	49	INSC	7	49-INSC-07	CIL 3 Spare Interstage Screen	15	Wedge Wire MPS 700P pumping. 800 µm aperture.	Kemix
35	49	FRAM	1	49-FRAM-01	CIL 3 Interstage Screen Wash Frame	—		SENET
36	49	PUMP	9	49-PUMP-09	CIL 3 Interstage Screen Wash Pump	2.2	HC 240, C/W motor mounted on trolley with header tank, float valve,cut-off switch, HP Hose, gun & nozzle	Hawk
37	49	HCND	1	49-HCND-01	CIL 3 HCN Gas Detector	—	Mode No Xgard/1 /A/M20/ATEX/HCN/25. Cyanide 0-25ppm. C/W Audible and Visual aGas Monitoring Services
38	49	SASH	1	49-SASH-01	CIL 3 Safety Shower 1	—	PO 022 SH Spraydrench, Double Column, platform activated drench shower, c/w hand operated eyewash	Spray Nozzle
39	49	SASH	2	49-SASH-02	CIL 3 Safety Shower 2	—	PO 022 SH Spraydrench, Double Column, platform activated drench shower, c/w hand operated eyewash	Spray Nozzle

186

Table 16-68 – Tailings Dewatering

PFD 5100: TAILINGS DEWATERING

						Installed
Number	Area					Power (kW)
Area #	51	Eq Code	#	Equipment ID	Description	343	Equipment Details	Supplier
1	51	LISC	1	51-LISC-01	Carbon Safety Screen	7.5	25m2 Trash Linear Screen . 800x800 m aperture	GKD-Delkor
2	51	HCND	1	51-HCND-01	Hydrogen Cyanide Gas Detector	—	Mode No Xgard/1 /A/M20/ATEX/HCN/25. Cyanide 0-25ppm. C/W Audible and Visual alarm	Gas Monitoring Services
3	51	BSKT	1	51-BSKT-01	Fine Carbon Basket	—		SENET
4	51	TANK	1	51-TANK-01	Thickener Dearation Tank	—	10m³, Open Flat Bottom Tank, MS, 2.5mD, 2.6mH	SENET
5	51	THCK	1	51-THCK-01	Tailings Dewatering Thickener	100	45m Diameter High-Rate, Steel	GKD-Delkor
6	51	PUMP	1	51-PUMP-01	Thickener U/F Pump 1	110	25,20 RG-CD (530)	Weir Minerals
7	51	PUMP	2	51-PUMP-02	Thickener U/F Pump 2	110	25,20 RG-CD (530)	Weir Minerals
8	51	PUMP	3	51-PUMP-03	Tailings Thickener Spillage Pump	15	65mmGAL	Weir Minerals
9	51	SASH	1	51-SASH-01	Tailings Safety Shower	—	PO 022 SH Spraydrench, Double Column, platform activated drench shower, c/w hand operated eyewash	Spray Nozzle

Table 16-69 – Detoxification

PFD 5200: DETOXIFICATION

						Installed
Number	Area					Power (kW)
Area #	52	Eq Code	#	Equipment ID	Description	817	Equipment Details	Supplier
1	52	BOX	1	52-BOX-01	Detox Splitter & Dilution Box	—	2m³, Open Box Tank, MS, 1.3mD, 1.4mH	SENET
2	52	HCND	1	52-HCND-01	Hydrogen Cyanide Gas Detector	—	Mode No Xgard/1 /A/M20/ATEX/HCN/25. Cyanide 0-25ppm. C/W Audible and Visual alarm	Gas Monitoring Services
3	52	TANK	1	52-TANK-01	Detox Tank 1	—	1000m³, Open Flat Bottom Tank, MS, 11.2mD, 11.6mH	SENET
4	52	MIXR	1	52-MIXR-01	Detox Tank 1 Mixer	55	Model KXHH/55/21/11/HV3, Baffle req - 4 x 951 mm	Kemix
5	52	TANK	2	52-TANK-02	Detox Tank 2	—	1000m³, Open Flat Bottom Tank, MS, 11.2mD, 11.6mH	SENET
6	52	MIXR	2	52-MIXR-02	Detox Tank 2 Mixer	55	Model KXHH/55/21/11/HV3, Baffle req - 4 x 951 mm	Kemix
7	52	TANK	3	52-TANK-03	Detox Tank 3	—	1000m³, Open Flat Bottom Tank, MS, 11.2mD, 11.6mH	SENET
8	52	MIXR	3	52-MIXR-03	Detox Tank 3 Mixer	55	Model KXHH/55/21/11/HV3, Baffle req - 4 x 951 mm	Kemix
9	52	TANK	4	52-TANK-04	Final Tails Sump	—	80m³, Open Sump with 45º valley, MS RL, 4.7mL, 4.7mW,	SENET
10	52	PUMP	1	52-PUMP-01	Final Tailings Pump 1 A (VSD)	160	35,25 RG-D	Weir Minerals
11	52	PUMP	2	52-PUMP-02	Final Tailings Pump 1 B	160	35,25 RG-D	Weir Minerals
12	52	PUMP	3	52-PUMP-03	Final Tailings Pump 2 A (VSD) (S/By)	160	35,25 RG-D	Weir Minerals
13	52	PUMP	4	52-PUMP-04	Final Tailings Pump 2 B (S/By)	160	35,25 RG-D	Weir Minerals
14	52	SAMP	1	52-SAMP-01	Final Tails Sampler	0.92	550-TIO-10/4/10 c/w secondary vezin sampler & Control panel	Multotec
15	52	PUMP	5	52-PUMP-05	Final Tailings Spillage Pump	11	65mmGAL	Weir Minerals
16	52	SASH	1	52-SASH-01	Tailings Safety Shower	—	PO 022 SH Spraydrench, Double Column, platform activated drench shower, c/w hand operated eyewash	Spray Nozzle

Table 16-70 – Return Water

PFD 5500: RETURN WATER

						Installed
Number	Area					Power (kW)
Area #	55	Eq Code	#	Equipment ID	Description	630	Equipment Details	Supplier
1	55	TLSF	1	55-TLSF-01	Tailings Storage Facility	—
2	55	POND	1	55-POND-01	Return Water Pond	—
3	55	PUMP	1	55-PUMP-01	Return Water Pump 1	315	MSJ 3 Stage	Weir Minerals
4	55	PUMP	2	55-PUMP-02	Return Water Pump 2	315	MSJ 3 Stage	Weir Minerals

Table 16-71 – Acid Wash

PFD 6100: ACID WASH

						Installed
Number	Area					Power (kW)
Area #	61	Eq Code	#	Equipment ID	Description	31	Equipment Details	Supplier
1	61	LISC	1	61-LISC-01	Loaded Carbon Screen	4	12m2 Trash Linear Screen . 600x600 m aperture	GKD-Delkor
2	61	TANK	1	61-TANK-01	Acid Wash Cone	—	17.9m³, Closed Conical Tank, MS RL, 5.9mD, 6mH	Famsystems
3	61	TANK	2	61-TANK-02	Acid Wash Tank	—	20m³, Closed Flat Bottom Tank, FRP, 2.9mD, 3.2mH	Famsystems
4	61	POT	1	61-POT-01	Acid Overflow Pot	—	0.3 m³, FRP	Famsystems
5	61	PUMP	1	61-PUMP-01	Acid Wash Pump 1	11	205 CPB 65 H 50	Chemical Pump & Valve
6	61	PUMP	2	61-PUMP-02	Acid Wash Pump 2	11	205 CPB 65 H 50	Chemical Pump & Valve
7	61	PUMP	3	61-PUMP-03	Acid Spillage Pump	4	205 CPB 65 H 50	Chemical Pump & Valve
8	61	SASH	1	61-SASH-01	Acid Safety Shower	—	PO 022 SH Spraydrench, Double Column, platform activated drench shower, c/w hand operated eyewash	Spray Nozzle
9	61	PUMP	4	61-PUMP-04	Acid Drum Pump	0.8	MA 117 PP 41 R-SL 1000	Chemical Pump & Valve

187

Table 16-72 – Elution

PFD 6200: ELUTION

						Installed
Number	Area					Power (kW)
Area #	62	Eq Code	#	Equipment ID	Description	3,637	Equipment Details	Supplier
1	62	COLM	1	62-COLM-01	Elution Column	—	14m³, Closed Column Tank, 304SS, 1.4mD, 14.8mH	SENET
2	62	STRN	1	62-STRN-01	Elution Strainer 1	—	316 Ti Stainless Steel Screen & 316 L Stainless Steel Remainder. 0.25mm Aperture	Operation Marketing
3	62	STRN	2	62-STRN-02	Elution Strainer 2	—	317 Ti Stainless Steel Screen & 316 L Stainless Steel Remainder. 0.25mm Aperture	Operation Marketing
4	62	TANK	1	62-TANK-01	Eluant Tank	—	20m³, Closed Flat Bottom Tank, MS, 2.9mD, 3.2mH	SENET
5	62	PUMP	1	62-PUMP-01	Elution Pump 1	15	Mono C 92M Temp2	Denorco
6	62	PUMP	2	62-PUMP-02	Elution Pump 2	15	Mono C 92M Temp2	Denorco
7	62	HETR	1	62-HETR-01	Elution Heater 1	1,800	THERMOMAT ; Electric	Applied Heat
8	62	HETR	2	62-HETR-02	Elution Heater 2	1,800	THERMOMAT ; Electric	Applied Heat
9	62	HEXR	1	62-HEXR-01	Primary Heat Exchanger	—	Single Shell & Tube. HX-02B	Protherm
10	62	HEXR	2	62-HEXR-02	Reclaim Heat Exchanger	—	Shell & Tube. Multiple shell/multiple pass. HX-01A/B/C/D	Protherm
11	62	SASH	1	62-SASH-01	Eluant Make-up Safety Shower	—	PO 022 SH Spraydrench, Double Column, platform activated drench shower, c/w hand operated eyewash	Spray Nozzle
12	62	PUMP	3	62-PUMP-03	Elution Spillage Pump	5.5	205 CPB 65 V 50	Chemical Pump & Valve
13	62	HCND	1	62-HCND-01	HCN Gas Detector	—	Mode No Xgard/1 /A/M20/ATEX/HCN/25. Cyanide 0-25ppm. C/W Audible and Visual a	Gas Monitoring Services
14	62	TANK	2	62-TANK-02	De-Scalant Tank	—	1m³, Closed Flat Bottom Tank, MS RL, 1.1mD, 1.4mH
15	62	PUMP	4	62-PUMP-04	Descalant Pump	1.5	125 CPS 40 H 25	Chemical Pump & Valve
16	62	SASH	2	62-SASH-02	Elution Safety Shower	—	PO 022 SH Spraydrench, Double Column, platform activated drench shower, c/w hand operated eyewash	Spray Nozzle
					Auxilary Equipment
1	62	PUMP	5	62-PUMP-05	Oil Circulation Pumps 1	7.5	Part of Vendor Package	Applied Heat
2	62	PUMP	6	62-PUMP-06	Oil Circulation Pump 2	7.5	Part of Vendor Package	Applied Heat
3	62	FAN	1	62-FAN-01	Elution Heater Fan	2.2	Part of Vendor Package	Applied Heat
4	62	TANK	3	62-TANK-03	Expansion Tank	—	Part of Vendor Package	Applied Heat
5	62	TANK	4	62-TANK-04	De-Aerator Tank	—	Part of Vendor Package	Applied Heat

Table 16-73 – Electrowinning

PFD 6300: ELECTROWINNING

						Installed
Number	Area					Power (kW)
Area #	63	Eq Code	#	Equipment ID	Description	128	Equipment Details	Supplier
1	63	TANK	1	63-TANK-01	ILR Pregnant Solution Tank 1	—	22.5m³, Closed Flat Bottom Tank, MS, 3.1mD, 3.4mH	SENET
2	63	TANK	2	63-TANK-02	ILR Pregnant Solution Tank 2	—	22.5m³, Closed Flat Bottom Tank, MS, 3.1mD, 3.4mH	SENET
3	63	PUMP	1	63-PUMP-01	ILR Electrowinning Cell Feed Pump 1	2.2	205 CPBS 65 H 50	Chemical Pump & Valve
4	63	PUMP	2	63-PUMP-02	ILR Electrowinning Cell Feed Pump 2	2.2	205 CPBS 65 H 50	Chemical Pump & Valve
5	63	EWCL	1	63-EWCL-01	ILR Electrowinning Cell	—	0.7m by 0.7m x 6 Cathodes,7 Anodes, 316LSS	Kemix
6	63	RECT	1	63-RECT-01	ILR Rectifier	12.5	1200 Amp, 10 Volt	Kemix
7	63	TANK	3	63-TANK-03	CIL Pregnant Solution Tank 1	—	160m³, Closed Flat Bottom Tank, MS, 5.9mD, 6.2mH	SENET
8	63	PUMP	3	63-PUMP-03	CIL Pregnant Solution Pump 1	11	350 CPBS 150 H 100	Chemical Pump & Valve
9	63	PUMP	4	63-PUMP-04	CIL Pregnant Solution Pump 2	11	350 CPBS 150 H 100	Chemical Pump & Valve
10	63	TANK	4	63-TANK-04	CIL Pregnant Solution Tank 2	—	160m³, Closed Flat Bottom Tank, MS, 5.9mD, 6.2mH	SENET
11	63	PUMP	5	63-PUMP-05	CIL Pregnant Solution Pump 3	11	350 CPBS 150 H 100	Chemical Pump & Valve
12	63	PUMP	6	63-PUMP-06	CIL Pregnant Solution Pump 4	11	350 CPBS 150 H 100	Chemical Pump & Valve
13	63	TANK	5	63-TANK-05	CIL Electrowinning Cell Header Tank	—	1m³, Closed Flat Bottom Tank, MS, 1.1mD, 1.2mH	SENET
14	63	EWCL	2	63-EWCL-02	CIL Electrowinning Cell 1 A & B	—	0.7m by 0.7m x 16 Cathodes,18 Anodes, 316LSS	Kemix
15	63	RECT	2	63-RECT-02	CIL Electrowinning Cell 1 A & B Rectifier	12.5	1200 Amp, 10 Volt	Kemix
16	63	EWCL	3	63-EWCL-03	CIL Electrowinning Cell 2 A & B	—	0.7m by 0.7m x 16 Cathodes,18 Anodes, 316LSS	Kemix
17	63	RECT	3	63-RECT-03	CIL Electrowinning Cell 2 A & B Rectifier	12.5	1200 Amp, 10 Volt	Kemix
18	63	EWCL	4	63-EWCL-04	CIL Electrowinning Cell 3 A & B	—	0.7m by 0.7m x 16 Cathodes,18 Anodes, 316LSS	Kemix
19	63	RECT	4	63-RECT-04	CIL Electrowinning Cell 3 A & B Rectifier	12.5	1200 Amp, 10 Volt	Kemix
20	63	EWCL	5	63-EWCL-05	CIL Electrowinning Cell 4 A & B	—	0.7m by 0.7m x 16 Cathodes,18 Anodes, 316LSS	Kemix
21	63	RECT	5	63-RECT-05	CIL Electrowinning Cell 4 A & B Rectifier	12.5	1200 Amp, 10 Volt	Kemix
22	63	FAN	1	63-FAN-01	Cell Fumes Extraction Fan	2.2	MAJAX-2 20.C.8. Fan Diameter-500mm, S/Steel 304L enclosed fan. 17º blade setting. 2.25m3/sec. 0.5kPa Operating Pressure	Donkin Fans
23	63	TANK	6	63-TANK-06	Barren Electrolyte Tank	—	320m³, Closed Flat Bottom Tank, MS, 7.7mD, 8mH
24	63	PUMP	7	63-PUMP-07	Barren Electrolyte Pump 1	2.2	205 CPBS 65 H 50	Chemical Pump & Valve
25	63	PUMP	8	63-PUMP-08	Barren Electrolyte Pump 2	2.2	205 CPBS 65 H 50	Chemical Pump & Valve
26	63	TANK	7	63-TANK-07	Cathode Wash Tank	—	5.5m³, Open Pyramid Bottom Tank, 60º, 304SS, 1.6mD, 3.1mH
27	63	PUMP	9	63-PUMP-09	High Pressure Cathode Wash Pump	2.2	HC 240, C/W motor mounted on trolley with header tank, float valve,cut-off switch, HP Hose, gun & nozzle	Hawk
28	63	TANK	8	63-TANK-08	Gold Sludge Dewatering Cone	—	2.5m³, Closed Conical Tank, 60º, 304SS, 1.4mD, 2.6mH	SENET
29	63	HYST	1	63-HYST-01	Electrowinning Area Maintenance Hoist	1.9	0.5t SWL Prostar Electric Chain Hoist, 5m HOL, 4m Pendant Control; C/W 0.5t SWL Prostar Electric Trolley	Verlinde
30	63	HCND	1	63-HCND-01	Hydrogen Cyanide Detector	—	Mode No Xgard/1 /A/M20/ATEX/HCN/25. Cyanide 0-25ppm. C/W Audible and Visual alarm	Gas Monitoring Services
31	63	PUMP	10	63-PUMP-10	Pregnant Solution Area Spillage Pump	2.2	205 CPBS 65 H 50	Chemical Pump & Valve
32	63	PUMP	11	63-PUMP-11	Electrowinning Area Spillage Pump	4	205 CPS 80 V 50	Chemical Pump & Valve
33	63	BIN	1	63-BIN-01	Gold ‘Sludge’ Bin	—	SENET
34	63	SASH	1	63-SASH-01	Pregnant Solution Area Safety Shower	—	PO 022 SH Spraydrench, Double Column, platform activated drench shower, c/w hand operated eyewash	Spray Nozzle
35	63	SASH	2	63-SASH-02	Electrowinning Area Safety Shower	—	PO 022 SH Spraydrench, Double Column, platform activated drench shower, c/w hand operated eyewash	Spray Nozzle

188

Table 16-74 – Regeneration

PFD 6400: REGENERATION

						Installed
Number	Area					Power (kW)
Area #	64	Eq Code	#	Equipment ID	Description	1,364	Equipment Details	Supplier
1	64	TANK	1	64-TANK-01	Eluted Carbon Holding Tank	—	17.9m³, Open Conical Tank, 60º, MS, 2.6mD, 5mH	SENET
2	64	REGN	1	64-REGN-01	Regeneration Kiln	1,320	750kg/h Electric Fired; Stainless Steel Retort Tube	Kemix
3	64	FEDR	1	64-FEDR-01	Kiln Screw Feeder	0.75	Dewatering Screw Feeder	Kemix
4	64	PAN	1	64-PAN-01	Quench Pan	—		SENET
5	64	TANK	2	64-TANK-02	Eductor Tank	—	14m³, Closed Conical Tank, 60º, MS, 2.4mD, 4.6mH	SENET
6	64	SCRN	1	64-SCRN-01	Regenerated Carbon Screen	0.8	Mode H1-12-06, Horizontal	Vibramech
7	64	TANK	3	64-TANK-03	Carbon Attritioning Tank	—	4m³, Open Conical Tank, 120º, MS, 1.7mD, 2.6mH	SENET
8	64	MIXR	1	64-MIXR-01	Carbon Attritioning Mixer	1.5	Model KXMH/1.5/145/48/ZK, Baffle req - 4 x 142 mm	Kemix
9	64	PUMP	1	64-PUMP-01	Regen Spillage Pump	7.5	65mmGAL	Weir Minerals
10	64	TANK	4	64-TANK-04	Carbon Transport Water Tank	—	51.4m³, Open Flat Bottom Tank, MS, 4mD, 4.3mH	SENET
11	64	PUMP	2	64-PUMP-02	Carbon Transfer Water Pump 1	15	5,5 RE-AA	Weir Minerals
12	64	PUMP	3	64-PUMP-03	Carbon Transfer Water Pump 2	15	5,5 RE-AA	Weir Minerals
13	64	HYST	1	64-HYST-01	Carbon Loading Hoist	3.75	2t SWL Prostar Electric Chain Hoist, 5m HOL, 4m Pendant Control; C/W 5t SWL Prostar Electric Trolley	Verlinde

Table 16-75 – Goldroom

PFD 6500: GOLDROOM

						Installed
Number	Area					Power (kW)
Area #	65	Eq Code	#	Equipment ID	Description	259	Equipment Details	Supplier
1	65	CAL0	1	65-CAL0-01	Calcining Furnace 1	72.2	Keegor standard 6-Tray furnace. C/W 6 x 3104 S/S Calcining Trays, S/S support cradles and Timer	Leornard Light Industries
2	65	CAL0	2	65-CAL0-02	Calcining Furnace 2	72.2	Keegor standard 6-Tray furnace. C/W 6 x 3104 S/S Calcining Trays, S/S support cradles and Timer	Leornard Light Industries
3	65	SMFU	1	65-SMFU-01	Smelting Furnace	100	100 kW Induction Furnace c/w tilting hydraulic power pack & Cooling Tower	Leornard Light Industries
4	65	TRLY	1	65-TRLY-01	Gold Mould Cascade Trolley	—	Keegor Four Step Cascade Trolley	Leornard Light Industries
5	65	TRLY	2	65-TRLY-02	Slag Mould Handling Trolley	—	Part of Gold Mould Handling Trolley	Leornard Light Industries
6	65	MOLD	1	65-MOLD-01	Bullion Bar Moulds	—	Capacity - Approx 30/32 kg gold	Leornard Light Industries
7	65	MOLD	2	65-MOLD-02	Slag Moulds	—	No. 6 Egg-Cup shaped slag moulds. Cpacity - 25litres	Leornard Light Industries
8	65	VENT	1	65-VENT-01	Goldroom Ventilation System	15	Size 36 Fan c/w Vent Ducting	Status Projects
9	65	SAFE	1	65-SAFE-01	Bullion Safe	—	1 Keyless Combination Lock & Time Lock, 2 approved ☐ Key Locks, 179 L	Gunnebo
10	65	WEIG	1	65-WEIG-01	Bullion Scale	—	Model JWA Digital Scale. Capacity 30-60 kg, Accuracy 1-2 g	Richter Scale
11	65	WEIG	2	65-WEIG-02	Flux Scale	—	Model JWI Infinity Series Low Profile Platform Scale. Capacity 1000kg. Accuracy 500g	Richter Scale
12	65	WEIG	3	65-WEIG-03	Prill Scale	—	Model ALC210.4 Digital Precision Balance. Capacity 210 g, Accuracy 0.0001 g	Richter Scale
13	65	TABL	1	65-TABL-01	Bar Cleaning Table	—		SENET
14	65	DRIL	1	65-DRIL-01	Prill Drill	—
15	65	TABL	2	65-TABL-02	Flux Prep Table	—		SENET
16	45	BOX-	1	45-BOX–01	Flux Storage Box	—		SENET
17	45	SASH	1	45-SASH-01	Gold Room Safety Shower	—	PO 022 SH Spraydrench, Double Column, platform activated drench shower, c/w hand operated eyewash	Spray Nozzle

Table 16-76 – Cyanide & Caustic

PFD 7100: CYANIDE & CAUSTIC

						Installed
Number	Area					Power (kW)
Area #	71	Eq Code	#	Equipment ID	Description	95	Equipment Details	Supplier
1	71	HYST	1	71-HYST-01	Reagents Tower Crane	55	KROLL K 250D. JIB Length 60m. Tip Load 2.5t. Max Load 12t(15.8m Radius). 35m under hook. Fixed Base	Tower Crane Services
2	71	TANK	1	71-TANK-01	Cyanide Mixing Tank	—	40m³, Closed Flat Bottom Tank, MS, 4.7mD, 5.3mH	SENET
3	71	BBRK	1	71-BBRK-01	Cyanide Bag Breaker	—	Part of Cyanide Tank	SENET
4	71	MIXR	1	71-MIXR-01	Cyanide Mixer	4	Model KXMH/4/44/108/ZK, Baffle req - 4 x 397 mm	Kemix
5	71	HCND	1	71-HCND-01	HCN Gas Detector	—	Mode No Xgard/1 /A/M20/ATEX/HCN/25. Cyanide 0-25ppm. C/W Audible and Visual alarm	Gas Monitoring Services
6	71	PUMP	1	71-PUMP-01	Cyanide Transfer Pump	11	Mono S72 M Nitrile	Denorco
7	71	TANK	2	71-TANK-02	Cyanide Dosing Tank	—	60m³, Closed Flat Bottom Tank, MS, 4.2mD, 4.5mH	SENET
8	71	PUMP	2	71-PUMP-02	Cyanide Dosing Pump 1	7.5	Mono S72 M Nitrile	Denorco
9	71	PUMP	3	71-PUMP-03	Cyanide Dosing Pump 2	7.5	Mono S72 M Nitrile	Denorco
10	71	PUMP	4	71-PUMP-04	Cyanide Spillage Pump	4	205 CPS 65 V 50	Chemical Pump & Valve
11	71	SASH	1	71-SASH-01	Cyanide Safety Shower	—	PO 022 SH Spraydrench, Double Column, platform activated drench shower, c/w hand operated eyewash	Spray Nozzle
12	71	TANK	3	71-TANK-03	Caustic Tank	—	20m³, Closed Flat Bottom Tank, MS, 2.9mD, 3.5mH	SENET
13	71	BBRK	2	71-BBRK-02	Caustic Bag Breaker	—	Part of Caustic Tank	SENET
14	71	MIXR	2	71-MIXR-02	Caustic Mixer	2.2	Model KXMH/2.2/71/68/ZK, Baffle req - 4 x 250 mm	Kemix
15	71	PUMP	5	71-PUMP-05	Caustic Pump	4	205 CPSS 65 H 50	Chemical Pump & Valve
16	71	SASH	2	71-SASH-02	Caustic Safety Shower	—	PO 022 SH Spraydrench, Double Column, platform activated drench shower, c/w hand operated eyewash	Spray Nozzle

189

Table 16-77 – Lime

PFD 7200:  LIME

						Installed
Number	Area					Power (kW)
Area #	72	Eq Code	#	Equipment ID	Description	127	Equipment Details	Supplier
1	72	HYST	1	72-HYST-01	Lime Loading Hoist - Conveyor	7.5	2t SWL Prostar Electric Chain Hoist, 5m HOL, 4m Pendant Control; C/W 5t SWL Prostar Electric Trolley	Verlinde
2	72	HYST	2	72-HYST-02	Lime Loading Hoist - Bin	8.8	SGE-SH-11K-L40-2/1 Wire rope, 1.6t load, 4kW Hoist & 0.4kW Travel	Stag Bulk Equipment
3	72	CONV	1	72-CONV-01	Lime Bag Roller Conveyor	—	10m roller conveyor for 8 bags, 2º slope, with brake rollers	Stag Bulk Equipment
4	72	FILT	1	72-FILT-01	Lime Bag Hopper Dust Filter	1.5	UMA-100 Vibrating Filter, 9.3m² filtration area, with Extraction fan	Stag Bulk Equipment
5	72	HOPR	1	72-HOPR-01	Lime Bag Hopper	—	5 m³, 5mm MS plate	Stag Bulk Equipment
6	72	BBRK	1	72-BBRK-01	Lime Bag Breaker	—		Stag Bulk Equipment
7	72	VIBR	1	72-VIBR-01	Bag Hopper Vibrator	0.18	Electric vibrator motor	Stag Bulk Equipment
8	72	AIBL	1	72-AIBL-01	Lime Transfer Blower	30	GM 50L, Aerzener Rotary Piston Blower, 3000 m³/h, 22 kPa	Stag Bulk Equipment
9	72	FEDR	1	72-FEDR-01	Lime Blower Rotary Feeder	0.75	RVF 0300-H-ST-FC, 20 t/h, 16 rpm	Stag Bulk Equipment
10	72	FILT	2	72-FILT-02	Lime Silo Dust Filter	3	DLM-V20/10F reverse-jet filter, with Extraction fan	Stag Bulk Equipment
11	72	SILO	1	72-SILO-01	Lime Silo	—	50 m³, 3 mD x 12.3 mH, 6.1 mL (Shell) 5mm MS, Closed, 60º Cone	Stag Bulk Equipment
12	72	FEDR	2	72-FEDR-02	Lime Silo Rotary Feeder	0.75	RVF-0250-H-ST-FC, 10 t/h, 12 rpm	Stag Bulk Equipment
13	72	FEDR	3	72-FEDR-03	Lime Screw Feeder	4	Tubular screw conveyor, 0.2mD x 5.2mL, 12 t/hr, 150 rpm	Stag Bulk Equipment
14	72	SLAK	1	72-SLAK-01	Lime Slaker	—	2 Compartments, 20 m³, MS & Glass fibre Cladding, 10 t/h	Stag Bulk Equipment
15	72	MIXR	1	72-MIXR-01	Lime Mixer 1	4	Part of Lime slaker	Stag Bulk Equipment
16	72	MIXR	2	72-MIXR-02	Lime Mixer 2	4	Part of Lime slaker	Stag Bulk Equipment
17	72	SCRN	1	72-SCRN-01	Lime Vibrating Grit Classifier	1.4	Locker LS2 610 x 1525 Brute force screener, 0.61mW x1.525mL x.2mH	Stag Bulk Equipment
18	72	TANK	1	72-TANK-01	Slaked Lime Sump	—	1.5 m³ Sump, Open, MS	Stag Bulk Equipment
28	72	MIXR	4	72-MIXR-04	Slaked Lime Sump Mixer	0.75	1.5 m³ Sump mixer	Stag Bulk Equipment
19	72	PUMP	1	72-PUMP-01	Lime Transfer Pump 1	4	60 m³/h @ 10.5m TDH.	Stag Bulk Equipment
20	72	PUMP	2	72-PUMP-02	Lime Transfer Pump 2	4	60 m³/h @ 10.5m TDH.	Stag Bulk Equipment
21	72	TANK	2	72-TANK-02	Lime Storage & Dosing Tank	—	210m³, Closed Flat Bottom Tank, MS, 6.8mD, 7.4mH	SENET
22	72	MIXR	4	72-MIXR-04	Lime Storage & Dosing Mixer	30	Model KXHH/30/30/188/FZF, 2 Blades, 8.43mD x 8.83mH tank	Kemix
23	72	PUMP	3	72-PUMP-03	Lime Dosing Pump 1	7.5	3/2C-AH-5VOE, Rubber	Warman
24	72	PUMP	4	72-PUMP-04	Lime Dosing Pump 2	7.5	3/2C-AH-5VOE, Rubber	Warman
25	72	PUMP	5	72-PUMP-05	Lime Spillage Pump	7.5	40PV-SPR-5VOE, 1200mmL, Rubber	Warman
26	72	SASH	1	72-SASH-01	Lime Safety Shower	—	U-Type double Column, platform activated c/w hand operated side mounted eyewash	Delta Health & Safety
27	72	RECV	1	72-RECV-01	Lime Air Reciever	—	Vertical Air Rec, 1.5 m³, C/W Pressure Gauge, safety valves and auto drains	Airgas Compressors

Table 16-78 – Flocculant

PFD 7300: FLOCCULANT

						Installed
Number	Area					Power (kW)
Area #	73	Eq Code	#	Equipment ID	Description	28	Equipment Details	Supplier
1	73	TANK	1	73-TANK-01	Floc Feed Hopper	—	Vendor Package	Roymec
2	73	FEDR	1	73-FEDR-01	Floc Screw Feeder	0.55	Vendor Package	Roymec
3	73	ABLW	1	73-ABLW-01	Floc Hot Air Blower	4	Vendor Package	Roymec
4	73	EDUC	1	73-EDUC-01	Floc Eductor	—	Vendor Package	Roymec
5	73	MIXR	1	73-MIXR-01	Floc Mixer	1.1	Vendor Package	Roymec
6	73	TANK	2	73-TANK-02	Floc Mixing Tank	—	Vendor Package	Roymec
7	73	PUMP	1	73-PUMP-01	Floc Transfer Pump	11	Vendor Package	Roymec
8	73	TANK	3	73-TANK-03	Floc Dosing Tank	—	Vendor Package	Roymec
9	73	PUMP	2	73-PUMP-02	Floc Dosing Pump 1	5.5	Vendor Package	Roymec
10	73	PUMP	3	73-PUMP-03	Floc Dosing Pump 2	5.5	Vendor Package	Roymec
11	73	MIXR	2	73-MIXR-02	Floc Inline Mixer	—

Table 16-79 – Cyanide Detox Reagents

PFD 7400: Cyanide Detox Reagents

						Installed
Number	Area					Power (kW)
Area #	74	Eq Code	#	Equipment ID	Description	17	Equipment Details	Supplier
1	74	TANK	1	74-TANK-01	Sodium Metabisulphate Mixing Tank	—	30m³, Closed Flat Bottom Tank, MS, 3.4mD, 4mH	SENET
2	74	BBRK	1	74-BBRK-01	Sodium Metabisulphate Bag Breaker	—	Part of the Tank	SENET
3	74	MIXR	1	74-MIXR-01	Sodium Metabisulphate Mixer	3	Model KXMH/3/82/88/ZK, Baffle req - 4 x 213 mm	Kemix
4	74	PUMP	1	74-PUMP-01	Sodium Metabisulphate Transfer Pump	2.2	205CPSS 65 H50	Chemical Pump & Valve
5	74	TANK	2	74-TANK-02	Sodium Metabisulphate Dosing Tank	—	30m³, Closed Flat Bottom Tank, MS, 3.7mD, 4mH	SENET
6	74	PUMP	2	74-PUMP-02	Sodium Metabisulphate Dosing Pump 1	0.75	PP25	Chemical Pump & Valve
7	74	PUMP	3	74-PUMP-03	Sodium Metabisulphate Dosing Pump 2	0.75	PP25	Chemical Pump & Valve
8	74	TANK	3	74-TANK-03	Copper Sulphate Mixing Tank	—	6m³, Closed Flat Bottom Tank, MS, 2mD, 2.6mH	SENET
9	74	BBRK	2	74-BBRK-02	Copper Sulphate Bag Breaker	—	Part of the Tank	SENET
10	74	MIXR	2	74-MIXR-02	Copper Sulphate Mixer	4	CELP400/6	Kemix
11	74	PUMP	4	74-PUMP-04	Copper Sulphate Transfer Pump	2.2	205CPBS 65 H50	Chemical Pump & Valve
12	74	TANK	4	74-TANK-04	Copper Sulphate Dosing Tank	—	10m³, Closed Flat Bottom Tank, MS, 2.3mD, 2.6mH	SENET
13	74	PUMP	5	74-PUMP-05	Copper Sulphate Dosing Pump 1	0.75	PP25	Chemical Pump & Valve
14	74	PUMP	6	74-PUMP-06	Copper Sulphate Dosing pump 2	0.75	PP25	Chemical Pump & Valve
15	74	PUMP	7	74-PUMP-07	CuSO4 & Na2S2O5 Spillage Pump	3	205 CPS 65 V 50	Chemical Pump & Valve
16	74	SASH	1	74-SASH-01	Detox Reagents Safety Shower		U-Type double Column, platform activated c/w hand operated side mounted eyewash	Delta Health & Safety

190

Table 16-80 – High Pressure Air Services

PFD 8100: HIGH PRESSURE AIR SERVICES

						Installed
Number	Area					Power (kW)
Area #	81	Eq Code	#	Equipment ID	Description	196	Equipment Details	Supplier
1	81	COMP	1	81-COMP-01	High Pressure Compressor 1	75	BOGE Screw Compressor S 100-2	Airgas Compressors
2	81	COMP	2	81-COMP-02	High Pressure Compressor 2	75	BOGE Screw Compressor S 100-2	Airgas Compressors
3	81	FILT	1	81-FILT-01	Air Filter 1	—	Model FT-080 S	Airgas Compressors
4	81	FILT	2	81-FILT-02	Air Filter 2	—	Model FT-080 S	Airgas Compressors
5	81	RECV	1	81-RECV-01	High Pressure Air Receiver	—	2.5m³ vertical, c/w pressure gauge, safety valves, auto drains	Airgas Compressors
6	81	COMP	3	81-COMP-03	Instruments Compressor 1	22	BOGE Screw Compressor	Airgas Compressors
7	81	COMP	4	81-COMP-04	Instruments Compressor 2	22	BOGE Screw Compressor	Airgas Compressors
8	81	FILT	3	81-FILT-03	Air Filter 3	—	Model FT-080 S	Airgas Compressors
9	81	FILT	4	81-FILT-04	Air Filter 4	—	Model FT-080 S	Airgas Compressors
10	81	ADRY	1	81-ADRY-01	Air Dryer	1.7	Model ACT-100, refrigerant air dryer	Airgas Compressors
11	81	FILT	5	81-FILT-05	Air Filter 5	—	Model FT-080 S	Airgas Compressors
12	81	FILT	6	81-FILT-06	Air Filter 6	—	Model FT-080 S	Airgas Compressors
13	81	RECV	2	81-RECV-02	Instrument Air Receiver	—	1.5m³ vertical, c/w pressure gauge, safety valves, auto drains	Airgas Compressors

Table 16-81 – Low Pressure Air Services

PFD 8200: LOW PRESSURE AIR

						Installed
Number	Area					Power (kW)
Area #	82	Eq Code	#	Equipment ID	Description	630	Equipment Details	Supplier
1	82	AIBL	1	82-AIBL-01	Low Pressure Air Blower 1	315	Aerzen Delta Screw Compressor, Type VM 75	Airgas Compressors
2	82	AIBL	2	82-AIBL-02	Low Pressure Air Blower 2	315	Aerzen Delta Screw Compressor, Type VM 75	Airgas Compressors

Table 16-82 – Process Water

PFD 8400: PROCESS WATER

						Installed
Number	Area					Power (kW)
Area #	84	Eq Code	#	Equipment ID	Description	601	Equipment Details	Supplier
1	84	TANK	1	84-TANK-01	Process Water Tank	—	11640m³, Closed Flat Bottom Tank, MS, 23.6mD, 8.2mH	SENET
2	84	PUMP	1	84-PUMP-01	Process Water Pump 1	220	35,25 RE-D	Weir Minerals
3	84	PUMP	2	84-PUMP-02	Process Water Pump 2	220	35,25 RE-D	Weir Minerals
4	84	PUMP	3	84-PUMP-03	Spray Water Pump 1	75	15,15 RE-B (430)	Weir Minerals
5	84	PUMP	4	84-PUMP-04	Spray Water Pump 2	75	15,15 RE-B (430)	Weir Minerals
6	84	PUMP	5	84-PUMP-05	Hosing Water Pump	11	8,10 RE-AB (250)	Weir Minerals

Table 16-83 – Raw Water

PFD 8500: RAW WATER

						Installed
Number	Area					Power (kW)
Area #	85	Eq Code	#	Equipment ID	Description	651	Equipment Details	Supplier
1	85	POND	1	85-POND-01	Raw Water Pond	—	23000m³, - 9 Pond, 45º, Lined, 932.2mD, 1mH
2	85	PUMP	1	85-PUMP-01	Process Water Top Up Pump 1	75	ISO80-125	Weir Minerals
3	85	PUMP	2	85-PUMP-02	Process Water Top Up Pump 2 (S/By)	75	ISO80-125	Weir Minerals
4	85	PUMP	3	85-PUMP-03	Mill Cooling Water Pump 1	11	ISO50-200	Weir Minerals
5	85	PUMP	4	85-PUMP-04	Mill Cooling Water Pump 2 (S/By)	11	ISO50-200	Weir Minerals
6	85	PUMP	5	85-PUMP-05	Gravity Water Pump 1	7.5	SNB2	Weir Minerals
7	85	PUMP	6	85-PUMP-06	Gravity Water Pump 2 (S/By)	7.5	SNB2	Weir Minerals
8	85	PUMP	7	85-PUMP-07	Raw Water Pump 1	132	SDA200-200	Weir Minerals
9	85	PUMP	8	85-PUMP-08	Raw Water Pump 2 (S/By)	132	SDA200-200	Weir Minerals
10	85	PUMP	9	85-PUMP-09	Fire Water Pump 1	185	SDA200-200	Weir Minerals
11	85	PUMP	10	85-PUMP-10	Fire Water Pump 2 Diesel Powered	—	SDB200-200	Weir Minerals
12	85	PUMP	11	85-PUMP-11	Fire Water Jockey Pump	15	VLR4-80\7	Weir Minerals
13	85	FHYD	1	85-FHYD-01	Fire Hydrant 1	—	65 m Right Angled Fire Hydrant	Fire Control Systems
14	85	FHYD	2	85-FHYD-02	Fire Hydrant 2	—	65 m Right Angled Fire Hydrant	Fire Control Systems
15	85	FHYD	3	85-FHYD-03	Fire Hydrant 3	—	65 m Right Angled Fire Hydrant	Fire Control Systems
16	85	FHYD	4	85-FHYD-04	Fire Hydrant 4	—	65 m Right Angled Fire Hydrant	Fire Control Systems
17	85	FHYD	5	85-FHYD-05	Fire Hydrant 5	—	65 m Right Angled Fire Hydrant	Fire Control Systems
18	85	FHYD	6	85-FHYD-06	Fire Hydrant 6	—	65 m Right Angled Fire Hydrant	Fire Control Systems
19	85	FOAM	1	85-FOAM-01	Foam Canon (Diesel Storage Area)	—	Foam monitor. Model 622-1. Includes Nozzle	Fire Control Systems

191

Table 16-84 – Water Treatment Plant

PFD 8600: WATER TREATMENT PLANT

						Installed
Number	Area					Power (kW)
Area #	86	Eq Code	#	Equipment ID	Description	47	Equipment Details	Supplier
1	86	TANK	1	86-TANK-01	Raw Water Break Tank	—	Vendor Package	CWC
2	86	PUMP	1	86-PUMP-01	Filter Feed Pump 1	2.2	Vendor Package	CWC
3	86	PUMP	2	86-PUMP-02	Filter Feed Pump 2	2.2	Vendor Package	CWC
4	86	FILT	1	86-FILT-01	Multi Media Filter 1	—	Vendor Package	CWC
5	86	FILT	2	86-FILT-02	Multi Media Filter 2	—	Vendor Package	CWC
6	86	TANK	2	86-TANK-02	Potable Water Break Tank	—	Vendor Package	CWC
7	86	PUMP	3	86-PUMP-03	Potable Water Transfer Pump 1	2.2	Vendor Package	CWC
8	86	PUMP	4	86-PUMP-04	Potable Water Transfer Pump 2	2.2	Vendor Package	CWC
9	86	TANK	3	86-TANK-03	Sodium Hypochlorite Tank	—	Vendor Package	CWC
10	86	PUMP	5	86-PUMP-05	Sodium Hypochlorite Dosing Pump	0.75	Vendor Package	CWC
11	86	TANK	4	86-TANK-04	Potable Water Storage Tank	—	240m³, Closed Flat Bottom Tank, Galvanised, 6.7mD, 7mH	SENET
12	86	PUMP	6	86-PUMP-06	Potable Water Distribution Pump 1	18.5	ISO40-250	Weir Minerals
13	86	PUMP	7	86-PUMP-07	Potable Water Distribution Pump 2	18.5	ISO40-250	Weir Minerals
14	86	TANK	5	86-TANK-05	Hydrosphere Potable water control	—	Vendor to Advise

Table 16-85 – Gland Water and Safety Showers

PFD 8700: GLAND WATER AND SAFETY SHOWERS

						Installed
Number	Area					Power (kW)
Area #	87	Eq Code	#	Equipment ID	Description	22	Equipment Details	Supplier
1	87	TANK	1	87-TANK-01	Gland Water Tank	—	20m³, Closed Flat Bottom Tank, Galvanised, 2.9mD, 3.2mH	SENET
2	87	PUMP	1	87-PUMP-01	Gland Water Pump 1	11	PP1304	Weir Minerals
3	87	PUMP	2	87-PUMP-02	Gland Water Pump 2	11	PP1304	Weir Minerals
4	87	TANK	2	87-TANK-02	Safety Shower Header Tank	—	2m³, Closed Flat Bottom Tank, Galvanised, 1.4mD, 1.5mH

16.9.14  Infrastructure and Other Site Services

16.9.14.1       Accessibility and Transport/Logistics

SENET and FH Bertling Logistics have undertaken preliminary surveying with detailed analysis of access routes to the Twangiza project for plant and equipment as well as ongoing production materials and consumables. As part of the Pre-Feasibility Study the following routes were investigated:

1.	Sea Freight to Mombasa (Kenya) followed by Road transport via Nairobi -Kampala (Uganda) - Kigali (Rwanda) - Bukavu (DRC) and then en-route to Site via the N2 road in South Kivu Province.
2.

Road from Johannesburg (RSA) on the Great North road through Zambia to Mpulungu (southern most point of Lake Tanganyika) - barge to Bujumbura (Burundi) and truck over the Rwandan border - Bukavu (DRC) N2 through to Site.

3.	As route no. 2 above with the barge leg terminating at Uvira (DRC) and truck to site via Bukavu and the N2.
4.

Sea Freight to Dar es Salaam (Tanzania) onward travel by road or rail to Kigoma - travel north through Tanzania crossover into the Burundi border and again into Rwanda en-route to Bukavu - N2 through to Site.

Option 1, is currently the most feasible option and therefore has been considered for Pre-feasibility purposes. Option 2 will be further investigated due to potential time and cost savings indicated by preliminary findings.

The national road (N2) running from Bukavu to Kasongo passes within approximately 34 kilometres of the proposed Process Plant. This road is currently being upgraded through a World Bank initiative and the upgraded section has passed the Twangiza turnoff and the Ulindi 1 and/or Ulindi 2 hydro sites on route to Kamituga, Lugushwa and Namoya, three of Banro’s other projects.

An alternative route, utilizing the N5 national road, has been considered for the portion linking Buakvu and Twangiza. This alternative will not be pursued any further largely due to the superior state of the N2.

The routes linking Bukavu and Twangiza have been described on the Map included as Figure 16-18 of this report.

192

Figure 16-18: Map of Route Alternatives – Bukavu to Twangiza

For further details refer to the FH Bertling Route Surveys included in annexures.

16.9.14.2                                             Site Access Roads

The final 34 kilometres between the N2 and the Process Plant requires extensive upgrade and construction.

The initial 29km of this route from the N2 to the existing exploration camp, and proposed mine village, is an existing track. Upgrading of this portion includes the widening of the road surface and adjustment of the alignment to consider minimum turning radii, as well as maximum gradients of transport for equipment and materials. Suitable layerworks are required to ensure the strength of the road and to provide an all weather surface. Adequate drainage is to be provided based on the final road position and sized based on LIDAR calculated topography. This portion includes 3 bridges, at least 2 of which require reconstruction.

The final 5km of road linking the mine village and Process Plant will be constructed to the same specification as the rest of the access road. As the existing tracks will ultimately be located within the mine pits, the road will follow a completely new alignment.

Due to the Seismic Activity in the area, bridge and drainage design will, where necessary, satisfy the seismic requirements of the Specifications identified by the Civil/Structural Design Criteria.

16.9.14.3                                             Plant Site Roads

In plant roads will be generally 6 metres wide and will be surfaced with granular materials. Drainage ditches and culverts will be placed in accordance with the site drainage requirements.

193

Additionally a 5.5km road is required between the Process Plant and the Tailing Dam for all construction, operational and maintenance activities associated with the Tailing Facility. For these purposes a width of 20m has been considered for this road, to allow for the hauling of waste rock to the dam wall for construction, in particular.

16.9.14.4                                             Security

The entire process plant will be surrounded with a double 2m high security fence. Access to the plant site will be restricted to one access at the main gate, which will include a gatehouse manned 24 hours per day.

Higher sensitivity areas within the process plant will receive additional fencing in order to further restrict access, where necessary.

16.9.15          Power Requirements

There is no grid power available in the area, and power will have to be generated from a new power plant to be constructed as part of the whole implementation phase.

Knight Piesold has completed a pre-feasibility study to examine the possibility of building a hydroelectric scheme in the Ulindi River.  Initial indications during the study showed that the most cost effective option is the development of a hydropower facility at Ulindi 2 supplemented with a small on-site diesel power generation facility. Both Ulindi 1 and Ulindi 2 hydroelectric plant options are currently in a bankable study stage with Environmental Impact Assessments (EIA’s) currently under way for both sites. These investigations and studies will indicate which site is best suited to be used for supplying power to Twangiza.

16.9.16          Power Supply

The hydropower facility will be sized to take into account the process loads of the process plant, ancillary building loads, including the workshops and warehouses, mine dry, canteen, administration buildings, staff camp and the village.

16.9.16.1                                             Plant Power Requirements

The various power requirements of plant and infrastructure are summarised in Table 16-86.

194

Table 16-86:        Power Requirements

	Total kW Installed	Total Duty
	(Incl S/bys)	KW Installed
Soft Rock Crushing	536	536
Hard Rock Crushing	2,706	2,706
Ball Mills	9,000	9,000
Milling Other	2,257	2,257
Gravity and Conc Treatment	126	126
CIL	1,900	1,900
Tailings Thickening	343	497
Tailings Cyanide Detoxification	817	233
Tailings Return Water	630	315
Acid Wash	31	16
Elution	3,637	1,815
Electrowinning	128	101
Regeneration	1,364	1,346
Goldroom	259	187
Cyanide & Caustic	95	88
Lime	127	127
Flocculant	28	22
Detox reagents	17	16
Diesel Services	2	2
High Pressure Air Services	196	99
Low Pressure Air Services	630	315
Process Water	601	306
Raw Water	651	426
Water Treatment Plant	47	24
Gland Water and Safety Shower	22	11
Water Supply	630	315
Infrastructure	1,000	1,000
Total	27,779	23,783

A total of 23.783 MW would be required for the plant and infrastructure excluding standbys.  The power plant will thus need to be sized to deliver this as a minimum.

16.9.16.2             Power Distribution

An 11 kV overhead power line from the hydro electric power plant will feed power to the main consumer substation and will be divided into the following destinations:

•                  Pit workshop

•                  Tailings dam

•                  Construction campsite

•                  Two additional substations within the plant (crusher and process plant areas)

•                  3 x 3000 kW mill motors

•                  2 x 1800 kW elution heaters (transformers)

•                  2 x 2000 kVA power distribution transformers (11 kV/525 volt) for MCC’s located in the consumer sub area.

•                  1 x feeder for two 500 kVA mini-subs (11 kV/400 volt) for lighting and small power throughout the plant.

•                  Crusher Substation Area (Sections 2100, 2200 & 2400)

•                  Milling Substation Area (Part of the main consumer substation) (Sections 3100, 3200, 3300, 3400, 3500, 3600, 3700, 3800, 3900, 6100, 6200, 6300, 6400, 6500, 8600 & 8700)

•                  Process Plant Substation Area (Close to the flocculant plant) (Sections 4100, 4800, 4900, 5100, 5200, 5500, 7100, 7200, 7300, 7400, 8100, 8200, 8300, 8400 & 8500)

The sub area power distribution breakdown is summarised in Table 16-87

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Table 16-87:   Power Distribution

Sub Area	Transformer Rating	Voltage ratio	MCC Number

Crusher Area	2000 kVA	11kV/550 volt	MCC No. 1
	2000 kVA	11kV/550 volt	MCC No. 2

Mill Area	2000 kVA	11kV/550 volt	MCC No.3
	2000 kVA	11kV/550 volt	MCC No.4

Processing Area	1600 kVA	11kV/550volt	MCC No.5
	1600 kVA	11kV/550volt	MCC No.6
	1600 kVA	11kV/550volt	MCC No.7
	1600 kVA	11kV/550volt	MCC No.8

The process building and power system modules will generally include outdoor oil-filled transformers, motor control centres (MCC’s), power distribution centres (PDC’s), indoor dry-type transformers local circuitry 415 V, one-phase distribution panels and local control devices. All electrical distribution will be in cable trays using armour interlocked PVC coated cables.

The process plant, site ancillary facilities switchgear and electrical equipment will be installed in modular electrical rooms adjacent to or within their respective buildings where economically feasible.

In non-process areas, such as the administration building, dry/canteen, sewage treatment plant,  water tanks and workshop complex, a combination of armoured-type cable and rigid galvanized steel conduit and wire system will be used in exposed areas.

Motor control centres will be complete with motor starters, contactors, disconnect switches, transformers, panels, circuit breakers and fuses.

16.9.17          Communications

16.9.17.1                                             External Communication system

Communications to off site locations will be via a satellite telecommunications system.

16.9.17.2                                             Mine Communication System

Communications in mining projects rarely receives the attention warranted, given that project development can be severely hampered by the provision of inadequate communication facilities. Generally speaking, communications are not a major cost item in terms of overall expenditure.

The provision of communication broadly fall into two categories; those that relate to the provision of external services and are possibly subject to either governmental or regulatory issues and those that pertain to internal or inter mine communications.

An allowance has been made in the mining costs for an adequate supply of hand held and vehicle mounted radio sets. SRK(SA)  recommends the fitting of in-vehicle radios to all of the hydraulic excavators, drill rigs, graders and wheel loaders, to the majority of the haul trucks and to the service vehicles and supervisors transport.

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16.9.18          Water Supply and Distribution

16.9.18.1                                             Water Storage and Distribution

Water will be drawn from the well fields that will service a day tank located in the field.  Plant raw water will then be pumped from the day tank to the raw water pond.  One raw water pond with a 23,000 m3 capacity will be located in the plant and will supply water for the mine and one process water pond with an 11,600 m3 capacity will supply water for the process plant.

16.9.18.2                                             Fire Water Distribution

There will be an electric and diesel powered fire water pumping system.  The electric powered pump will be used in the event of a fire and the diesel pump will be a back up in case the MCC’s are on fire.  A jockey pump will be provided to maintain the pressure in the fire water header during normal plant runs.  An alarm will be sounded at the plant site for low system pressure.

The fire water system will consist of a buried fire water loop and hydrant system at the plant site and ancillary buildings and at the process plant. Hose cabinets will be placed at the fire hydrant locations and the system supplemented with portable fire extinguishers placed within the process facilities. The administration building and mine dry and canteen will have sprinkler systems.

16.9.18.3                                             Potable Water Distribution

Potable water will be supplied to the ancillary facilities at the plant site. Fresh water will be treated and stored in a lined, above-ground potable water storage tank adjacent to the fresh water tank.

Potable water treatment will consist of filtering and a hypochlorite addition system consisting of a small mix tank and a metering pump. The hypochlorinator will be located inside a container.

16.9.18.4                                             Sewage Collection and Treatment

The sewage collection treatment and disposal system at the plant site will be comprised of a buried gravity collection system from the ancillary facilities to the sewage treatment plant. The collection system will be comprised of buried PVC pipe and concrete manholes.

The sewage treatment plant effluent will be pumped to a tile field for below ground disposal. There will be no surface disposal to the environment.

16.9.19          Fuel and Lubricant Storage and Distribution

Diesel will be delivered to site by road tankers and will be offloaded into the fuel farm which will comprise of a two month storage facility and will contain two single 750 000 litre diesel storage tanks.

Diesel fuel distribution will be limited to loading and unloading facilities and metering equipment at the two diesel fuel tanks and will be a secure area surrounded by a chain link fence.

Lubricants will be delivered to the site in drums. The drums will be stored in a secure area. The lubricants will be distributed to hose reels in the heavy duty and light duty workshops service bays with barrel pumps.

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16.9.20                               Architectural Specifications

Local building materials will be utilized wherever practical and cost effective. Local buildings are primarily concrete and block work structures.

The specification of final building materials will adequately consider the Seismic Activity in the area, to ensure structural integrity is maintained for the required life of mine, this will ensure maintenance is kept to a minimum.

16.9.21                               Workshop/Warehouse

The workshop will be a prefabricated concrete building with spread footing design.

The heavy duty vehicle workshop will be located outside of the process plant and will include a six indoor mobile equipment repair bays equipped with an overhead travelling crane, and two outdoor wash bays equipped with high pressure water monitors and a sloped concrete pad to an oil/water separator. Also included are a machine shop and a welding shop. A two storey annex is provided and will include a mechanical room housing a compressor, high pressure water and steam cleaning equipment, lubricant distribution pumps, electrical/instrumentation work areas and a tool crib. Offices for warehouse maintenance and planning personnel will be provided on the second floor of the annex.

The light duty vehicle workshop will be located inside the process plant adjacent to the warehouse and will include four indoor mobile equipment repair bays equipped with an overhead travelling crane, and one outdoor wash bay equipped with high pressure water monitor and a sloped concrete pad to an oil/water separator. Also included are a machine shop and a welding shop. A separate single storey annex is provided and will include mechanical room housing a compressor, high pressure water and steam cleaning equipment, lubricant distribution pumps, electrical/instrumentation work areas and a tool crib. Offices for warehouse maintenance and planning personnel will be provided.

The warehouse will be adjacent to the light duty vehicle workshop. The structure will include personnel access doors, and interior office area, manually operated service door and interior shelving. An outdoor secure storage area surrounded by a chain link fence will be located between the warehouse and workshop.

16.9.22                               Administration Building

The administration building will be of a double single-storey prefabricated panel construction. The panel construction is considered the least expensive alternative as these buildings can be efficiently transported to site in containers and assembled on a prepared concrete slab quickly and efficiently. The administration buildings will include general areas for engineering, geology, training and administration personnel and offices for the general manager, mine manager, plant superintendent, administration superintendent, chief geologist, chief engineer, and security chief.

16.9.23                               Mine Dry and Canteen

The mine dry and canteen will be located to the administration building and light duty vehicle workshop and be of a single-storey construction. Prefabricated panel construction will be utilised for this structure with a slab on grade foundation.

In addition to the clean and dry areas and canteen, the building will include offices for the safety officers and first-aid personnel.

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16.9.24          Assay Laboratory

A fully equipped assay laboratory ill be included on the plant site. The laboratory will perform daily analysis of mining and process samples. The laboratory will be a single-storey structure.

16.9.25          Miscellaneous Buildings

A main gatehouse will be located at the entrance to the plant site. This building will be a simple single-storey block work structure. An additional block work security shack will be located at the entrance to the process plant.

16.9.26          Accommodation Buildings

A camp to accommodate up to 200 people will be constructed adjacent to the exploration camp which will include housing facilities, kitchen and dinning facilities, laundry, sewage treatment and recreational facilities.

16.10       Operating Costs

16.10.1          Summary of Process Plant Costs

The annual process plant operating costs for the life of the mine for the Twangiza Gold Project are summarized in Table 16-88.

Table 16-88:         Overall Process Costs LOM

	Unit	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12	LOM
Milled Tonnes	tpa	5,100,000	5,000,007	5,000,000	3,974,878	3,857,974	3,806,559	3,766,442	3,751,750	3,749,668	3,750,168	3,750,332	3,386,581	48,894,359
Plant Labour	US$/t	0.26	0.26	0.26	0.33	0.34	0.34	0.35	0.35	0.35	0.35	0.35	0.39	0.32
Maintenance Labour	US$/t	0.21	0.21	0.21	0.27	0.28	0.28	0.28	0.28	0.28	0.28	0.28	0.32	0.26
Consumables & Reagents	US$/t	4.91	4.92	4.92	7.04	8.22	8.34	8.53	9.07	8.86	8.97	8.91	8.49	7.38
Maintenance Supplies	US$/t	0.75	0.75	0.75	0.75	0.75	0.75	0.75	0.75	0.75	0.75	0.75	0.75	0.75
Power	US$/t	0.57	0.57	0.57	0.78	0.82	0.84	0.86	0.87	0.89	0.89	0.90	0.85	0.77
TOTAL Plant Cost	US$/t	6.70	6.71	6.71	9.17	10.41	10.55	10.77	11.32	11.13	11.25	11.19	10.80	9.48

16.10.1.1                                             Basis of Estimate

The plant operating costs were compiled from a variety of sources notably:

•                  First principles, where applicable.

•                  Supplier quotations on reagents and consumables.

•                  SENET’s experience on similar sized plants.

•                  Banro’s experience in the DRC.

The major cost elements of the plant whose estimates were made were:

•                  Process plant operating labour.

•                  Plant maintenance labour.

•                  Reagents and consumables.

•                  Power.

•                  Maintenance supplies.

A 5% administration fee was applied to the reagents and consumable costs.  Escalation was not taken into account in compiling the operating costs. In addition, no contingencies were allowed for in the estimate of operating costs as there is high level of confidence in the reagent consumptions determined during testwork and the subsequent quotations from the suppliers.

Operating costs for the individual ores; oxides, transition and fresh, were determined and are summarized in Table 16-89.  Using this information weighted mean costs were generated

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taking into account the ratios in which the ores will be treated as provided by the mining and production schedule developed by SRK(SA).

Table 16-89                               Individual Ore Operating Costs

Ore Type	Ore Body	Tonnage Processed (tpa)	Plant Labour (US$/t)	Maintenance Labour (U$/t)	Consumables & Reagents (US$/t)	Maintenance Supplies (US$/t)	Power (US$/t)	Total Plant Operating Costs (US$/t)
Oxide	Main North	5,000,000 5,000,000	0.26 0.26	0.21 0.21	5.28 5.28	0.72 0.72	0.54 0.54	7.02 7.02
Transition FP	Main North	3,750,000 3,750,000	0.35 0.35	0.28 0.28	5.89 5.23	0.60 0.60	0.84 0.84	7.96 7.30
Transition CMS	Main North	3,750,000 3,750,000	0.35 0.35	0.28 0.28	10.24 10.25	0.60 0.60	0.84 0.84	12.31 12.32
Fresh FP	Main North	3,750,000 3,750,000	0.35 0.35	0.28 0.28	6.45 6.09	0.60 0.60	0.89 0.89	8.57 8.21
Fresh CMS	Main North	3,750,000 3,750,000	0.35 0.35	0.28 0.28	9.92 9.91	0.60 0.60	0.89 0.89	12.04 12.03

16.10.1.2                                             Plant Operating and Maintenance Labour:

This was derived from first principles where the actual labour complement was drawn up and benchmarked against other operations of similar size and complexity.  A labour schedule is included in Table 16-90 and shows estimated costs associated with each position.

Due to lack of experienced personnel in the Democratic Republic of Congo, it was assumed that expatriates will be employed in the majority of managerial and supervisory positions.

The labour schedule has been developed assuming a 10 weeks on and 3 weeks off roster for expatriates and three by 8 hour shifts for the local labour.

The salaries for expatriates were based on current world wide remuneration standards, especially under the current scenario where there is a shortage of qualified mining personnel.

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Table 16-90                               Plant Manning Requirements, Monthly Costs and LOM Costs in US$/t

Process Operating Labour	No.	Monthly Cost/person	Total Monthly Cost	Annual Cost US$	LOM Costs US$	LOM US$/t
Process Plant Labour
Plant Management
Plant Supt/Manager *	1	8,777	8,777	105,322	1,263,864	0.026
Plant General Foreman	1	4,461	4,461	53,537	642,444	0.013
Senior Plant Met **	1	5,667	5,667	68,007	816,084	0.017
Plant Met **	1	4,461	4,461	53,537	642,444	0.013
Shift Foreman**	4	2,901	11,602	139,228	1,670,736	0.034
Met Training Officer**	1	4,461	4,461	53,537	642,444	0.013
Plant Clerks	2	1,248	2,496	29,948	359,376	0.007
Plant Operators- Day
Goldroom Operators	2	1,163	2,326	27,906	334,872	0.007
Reagent Preparation Operators	4	751	3,002	36,028	432,336	0.009
General Labourers	8	751	6,005	72,056	864,672	0.018
Process Water	8	751	6,005	72,056	864,672	0.018
Plant Operators- Shift
Loader Drivers	4	1,001	4,002	48,028	576,336	0.012
Crusher Operators	4	1,163	4,651	55,812	669,744	0.014
Assistant Crusher Operators	4	751	3,002	36,028	432,336	0.009
Mill Operators	4	1,163	4,651	55,812	669,744	0.014
Assistant Mill Operators	4	751	3,002	36,028	432,336	0.009
CIL Operators	4	1,163	4,651	55,812	669,744	0.014
Tailings Dam Attendants	8	751	6,005	72,056	864,672	0.018
Samplers	4	751	3,002	36,028	432,336	0.009
Control Room Operators	4	1,271	5,082	60,988	731,856	0.015
Elution Operators	4	1,163	4,651	55,812	669,744	0.014
Assistant Elution Operators	4	751	3,002	36,028	432,336	0.009
BOBCAT/Forklift/Manitou Drivers	4	1,001	4,002	48,028	576,336	0.012
Subtotal	85	47,067	108,969	1,307,622	15,691,464	0.32
Plant Maintenance
Maintenance Management
Supt*	1	7,947	7,947	95,367	1,144,404	0.023
Mechanical Foreman*	1	5,280	5,280	63,365	760,380	0.016
Electrical Foreman*	1	5,280	5,280	63,365	760,380	0.016
Instrument Foreman*	1	6,157	6,157	73,879	886,548	0.018
Maintenance Training Officer*	1	5,280	5,280	63,365	760,380	0.016
Maintenance Planning
Maintenance Planner**	1	3,234	3,234	38,810	465,720	0.010
Maintenance Planning Clerk	1	1,248	1,248	14,974	179,688	0.004
Artisans & Assistants
Instrument Technician**	1	3,489	3,489	41,863	502,356	0.010
Instrument Technician	1	3,104	3,104	37,246	446,952	0.009
Electricians*	1	2,440	2,440	29,279	351,348	0.007
Electrical Assistants	4	942	3,769	45,224	542,688	0.011
Boilermakers*	4	2,270	9,080	108,960	1,307,520	0.027
Boilermakers’ Assistants	4	941	3,766	45,188	542,256	0.011
Mechanical Fitters*	3	2,340	7,021	84,255	1,011,060	0.021
Mechanical Fitters’s Assistants	6	941	5,649	67,782	813,384	0.017
Riggers*	2	2,292	4,584	55,002	660,024	0.013
Rigger Assistant	2	941	1,883	22,594	271,128	0.006
Rubber Liner	1	1,880	1,880	22,558	270,696	0.006
Rubber Liner Assistant	2	941	1,883	22,594	271,128	0.006
Mobile Crane/FEL Drivers*	2	1,001	2,001	24,014	288,168	0.006
Tower Crane Drivers	4	1,001	4,002	48,028	576,336	0.012
Subtotal	44	24,523	88,976	1,067,712	12,812,544	0.26

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16.10.1.3                                             Process Plant Reagents and Consumables

The life of mine plant reagents and consumable costs were estimated to be US$7.38/t. These were derived through a combination of projected reagent consumptions obtained from test work for CIL cyanide, cyanide destruction reagents and lime, first principle calculations for acid wash, elution, electrowinning and smelting reagents and delivered reagent costs for each ore type. The costs were then weighted based on the combination of types of ores being treated and are summarized in Table 16-91.

Table 16-91                               LOM Consumables and Reagents Costs

Reagent/Consumable	Units	Consumption (kg/t)	Cost (US$/Unit)	Transport Cost (US$/t)	LOM Cost (US$)	Total Cost (US$/t)

Primary Crusher Liners	Set	—	55,184	1,080	2,505,143	0.051
Secondary Crusher Liners	Set	—	33,326	1,080	2,409,398	0.049
Tertiary Crusher Liners	Set	—	20,506	1,080	3,557,279	0.073
Ball Mill Liners	Set	—	192,510	442	12,148,600	0.248
Ball Grinding Media	t	0.312	1,391	428.4	27,729,356	0.567
Cyanide	t	1.679	1,943	428.4	194,599,230	3.980
Lime (92% CaO)	t	3.259		420	66,924,809	1.369
Flocculant	t	0.045	3,728	628.3	9,581,667	0.196
Caustic	t	0.197	772	384.7	11,124,229	0.228
Hydrochloric Acid (33 % HCl)	t	0.040	378	406.3	1,520,372	0.031
Activated Carbon	t	0.015	2,363	731.8	2,269,421	0.046
Sodium MetaBisulphite	t	0.329	828	428.4	20,246,732	0.414
Copper Sulphate	t	0.036	3,098	471.3	6,277,874	0.128
Total					360,894,109	7.38

a.              Primary crusher Liners

Life of mine primary crusher liner cost of US$0.051/t was obtained through estimating the number of liner changes per annum using the abrasion indices obtained from laboratory tests for each ore type and the expected liner life (fixed & moving jaw liners and upper & lower cheek plates) for a given throughput. Budget quotations for the jaw liners (fixed and movable and cheek plates (upper and lower), including the weights of the liners, were obtained from the crusher vendor from which estimated delivered costs were made per liner set.

b.              Secondary crusher Liners

Life of mine primary crusher liner cost of US$ 0.049/t was obtained through estimating the number of liner changes per annum using the abrasion indices obtained from laboratory tests for each ore type and the expected liner life (mantle liner and lower & upper concave liner ) for a given throughput. Budget quotations for the mantle liner and the lower & upper concave liner, including the weights of the liners, were obtained from the crusher vendor from which estimated delivered costs were made per liner set.

c.               Tertiary crusher Liners

Life of mine primary crusher liner cost of US$0.073/t was obtained through estimating the number of liner changes per annum using the abrasion indices obtained from laboratory tests for each ore type and the expected liner life (mantle liner and concave ring liner ) for a given throughput. Budget quotations for the mantle liner concave ring liner, including the weights of the liners, were obtained from the crusher vendor from which estimated delivered costs were made per liner set.

d.              Mill Liners

Ball Mill Liner costs were estimated to be US$0.248/t for the life of mine. This estimate was based on estimating the liner consumptions using a combination of abrasion index results, advice from the ball mill vendor. Current pricing for a set of liners was obtained from a ball mill vendor and used in the cost estimate based on the number of liner changes per annum for a given throughput. For the purposes of this exercise one liner change for soft rock and two liner changes for hard rock per annum were assumed for each mill.

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e.               Grinding Media

Life of mine grinding media costs of US$0.567/t were obtained by estimating ball consumptions using Ball Mill consumptions based on Bond’s estimating method using the standard method abrasion index results that were obtained from laboratory tests, the mill throughputs and a quotation for 80 mm balls from a supplier.

f.                  Cyanide

Life of mine cyanide costs were determined to be US$3.98/t.  Cyanide consumption in CIL and concentrate leaching was estimated from test work results.  Thickening prior to cyanide detoxification and partial cyanide destruction will result in some cyanide being recycled.  Cyanide consumption associated with elution was calculated from first principles taking into account the designed number of elutions and the expected cyanide strength in the eluant.  The sum of the cyanide usage in these three areas over a given period together with a quotation obtained from a supplier were then used to estimate the life of mine cyanide costs.

g.              Lime

Lime consumption in CIL leaching and cyanide destruction was estimated from test work results.  Banro provided the cost of lime based on the discussions they held with potential suppliers located close to DRC.  This cost was then used to estimate the life of mine lime costs of US$1.37/t.

h.              Sodium metabisulphite

Sodium metabisulphite used for purposes of cyanide destruction was estimated from test work results. A budget quotation obtained from a supplier was then used to estimate the life of mine sodium metabisulphite costs of US$0.41/t.

i.                 Copper Sulphate

Copper sulphate used for the purposes of cyanide destruction was estimated from test work results.  A budget quotation obtained from a supplier was then used to estimate the life of mine copper sulphate costs of US$0.13/t.

j.                  Carbon

Carbon consumption was based on industry practice for CIL plants. A budget quotation obtained from a supplier was then used to estimate the carbon costs per annum for a given throughput. The selected carbon consumption of 0.015 kg/t was used to determine the life of mine carbon costs of US$0.046/t.

k.              Caustic

Caustic consumption associated with elution/electrowinning and intensive cyanidation was calculated from first principles taking into account the designed number of elutions, the volume of concentrates to be treated and expected caustic strength in these solutions. A budget quotation obtained from a supplier was then used to estimate the life of mine caustic costs of US$0.23/t.

l.                 Hydrochloric Acid

Hydrochloric acid required for acid washing of the carbon was calculated from first principles taking into account the designed number of acid washes and expected acid strength in the solution. A budget quotation obtained from a supplier was then used to estimate the life of mine hydrochloric acid costs of US$0.031/t.

m.            Smelting Reagents

Reagent consumptions associated with smelting (used as fluxes) was calculated from first principles taking into account the designed number of smelts and the flux composition (as

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per industry practice). A budget quotation obtained from a supplier was then used to estimate the life of mine smelting reagents costs of US$0.0051/t.

n.              Power

The installed motor power is expected to be 27.8 MW with a continuous running power of 16.5 MW.  The average continuous power consumption was determined by taking into account the installed power rating of each of the equipment in the plant and infrastructure, excluding standbys and the projected running times as outlined in Table 16-92.

Table 16-92:        Power Draw Summary

	Total kW Installed	Total Duty	Multiply by 0.8
	(Incl S/bys)	kW Installed	Diversity Factor
Soft Rock Crushing	536	536	429
Hard Rock Crushing	2,706	2,706	2,165
Ball Mills	9,000	9,000	7,200
Milling Other	2,257	2,257	1,805
Gravity and Conc Treatment	126	126	101
CIL	1,900	1,900	1,520
Tailings Thickening	343	497	398
Tailings Cyanide Detoxification	817	233	186
Tailings Return Water	630	315	252
Acid Wash	31	16	13
Elution	3,637	1,815	—
Electrowinning	128	101	81
Regeneration	1,364	1,346	—
Goldroom	259	187	150
Cyanide & Caustic	95	88	70
Lime	127	127	102
Flocculant	28	22	18
Detox reagents	17	16	13
Diesel Services	2	2	2
High Pressure Air Services	196	99	79
Low Pressure Air Services	630	315	252
Process Water	601	306	245
Raw Water	651	426	340
Water Treatment Plant	47	24	19
Gland Water and Safety Shower	22	11	9
Water Supply	630	315	252
Infrastructure	1,000	1,000	800
Total	27,779	23,783	16,498

Power will be generated using Hydro Electric Power (HEP).  Power cost of US$0.025/kWh was provided by Knight Piesold. Power costs were then determined by taking into account the total annual energy requirements for the process facility and the cost per kWh as provided by Knight Piesold.  Life of mine power cost estimation was then performed to determine the power cost over the LOM as shown in Table 16-93.

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Table 16-93:   LOM Power Cost

	Units	Y1	Y2	Y3	Y4	Y5	Y6	Y7	Y8	Y9	Y10	Y11	Y12	LOM
Tonnage Processed	tpa	5,100,000	5,000,007	5,000,000	3,974,878	3,857,974	3,806,559	3,766,442	3,751,750	3,749,668	3,750,168	3,750,332	3,386,581	48,894,359
Running Times
Soft Rock Crushing Throughput	tph	810	810	810	810	810	810	810	810	810	810	810	810	810
Soft Rock Crushing Running Times	hrs	6,296	6,173	6,173	1,109	533	279	81	9	0	0	0	0	20,653
Hard Rock Crushing Throughput	tph	990	990	990	990	990	990	990	990	990	990	990	990	990
Hard Rock Crushing Running Times	hrs	0	0	0	3,107	3,461	3,617	3,738	3,783	3,788	3,788	3,788	3,421	32,490
Soft Rock Milling Throughput	tph	810	810	810	810	810	810	810	810	810	810	810	810	810
Hard Rock Milling Throughput	tph	510	510	510	510	510	510	510	510	510	510	510	510	510
Milling & Rest of Plant Running Time	hrs	6,296	6,173	6,173	7,141	7,251	7,300	7,337	7,351	7,352	7,353	7,354	6,640	83,722
Design Plant Running Time	hrs/pa	7,492	7,492	7,492	7,492	7,492	7,492	7,492	7,492	7,492	7,492	7,492	7,492	89,902
No. of Months in Operation	months	10.1	9.9	9.9	11.4	11.6	11.7	11.8	11.8	11.8	11.8	11.8	10.6	134.1
Milling Power Only
Total kWh/t	kWh/t	7.89	7.89	7.89	10.37	10.95	11.42	11.78	12.14	12.83	13.03	13.24	11.53	10.67
Total kWh	kWh	40,216,746	39,428,239	39,428,183	41,212,128	42,262,928	43,462,653	44,356,221	45,544,723	48,115,988	48,882,444	49,665,304	39,039,611	521,615,167
Power Draw
Soft Rock Annual Power	kWh	2,699,096	2,646,177	2,646,173	475,605	228,369	119,699	34,767	3,691	0	0	0	0	8,853,577
Hard Rock Annual Power	kWh	0	0	0	8,408,560	9,365,952	9,786,674	10,115,678	10,236,024	10,249,396	10,250,762	10,251,210	9,256,928	87,921,184
Milling Power	kWh	40,216,746	39,428,239	39,428,183	41,212,128	42,262,928	43,462,653	44,356,221	45,544,723	48,115,988	48,882,444	49,665,304	39,039,611	521,615,167
Gravity and Conc Treatment	kWh	633,156	620,742	620,741	718,124	729,189	734,047	737,856	739,247	739,346	739,445	739,477	667,754	8,419,125
CIL	kWh	9,569,866	9,382,236	9,382,222	10,854,131	11,021,377	11,094,793	11,152,372	11,173,399	11,174,894	11,176,383	11,176,871	10,092,808	127,251,352
Tailings Thickening	kWh	2,503,004	2,453,929	2,453,926	2,838,905	2,882,648	2,901,850	2,916,910	2,922,409	2,922,800	2,923,190	2,923,317	2,639,780	33,282,668
Tailings Cyanide Detoxification	kWh	1,171,111	1,148,150	1,148,148	1,328,273	1,348,739	1,357,724	1,364,770	1,367,343	1,367,526	1,367,708	1,367,768	1,235,106	15,572,367
Tailings Return Water	kWh	1,586,667	1,555,558	1,555,556	1,799,595	1,827,324	1,839,497	1,849,043	1,852,529	1,852,777	1,853,024	1,853,105	1,673,369	21,098,045
Acid Wash	kWh	79,585	78,025	78,025	90,265	91,656	92,267	92,746	92,921	92,933	92,945	92,949	83,934	1,058,251
Elution	kWh	11,427,778	11,203,720	11,203,704	12,961,372	13,161,087	13,248,755	13,317,513	13,342,623	13,344,408	13,346,186	13,346,769	12,052,244	151,956,158
Electrowinning	kWh	510,756	500,741	500,741	579,298	588,224	592,143	595,216	596,338	596,418	596,497	596,523	538,666	6,791,561
Regeneration	kWh	8,471,981	8,305,876	8,305,864	9,608,911	9,756,970	9,821,963	9,872,937	9,891,552	9,892,875	9,894,193	9,894,625	8,934,929	112,652,677
Goldroom	kWh	942,933	924,446	924,444	1,069,474	1,085,953	1,093,187	1,098,860	1,100,932	1,101,079	1,101,226	1,101,274	994,460	12,538,267
Cyanide & Caustic	kWh	441,748	433,087	433,086	501,030	508,750	512,139	514,797	515,768	515,837	515,905	515,928	465,887	5,873,964
Lime	kWh	640,359	627,803	627,802	726,294	737,485	742,397	746,250	747,657	747,757	747,857	747,890	675,351	8,514,903
Flocculant	kWh	111,570	109,383	109,383	126,543	128,493	129,349	130,020	130,265	130,283	130,300	130,306	117,667	1,483,561
Detox reagents	kWh	80,089	95,296	95,296	95,296	95,296	95,296	95,296	95,296	95,296	95,296	95,296	95,296	1,128,347
Diesel Services	kWh	11,081	10,864	10,864	12,569	12,762	12,847	12,914	12,938	12,940	12,942	12,942	11,687	147,351
High Pressure Air Services	kWh	497,156	487,408	487,407	563,873	572,562	576,376	579,367	580,459	580,537	580,614	580,640	524,322	6,610,721
Low Pressure Air Services	kWh	1,586,667	1,555,558	1,555,556	1,799,595	1,827,324	1,839,497	1,849,043	1,852,529	1,852,777	1,853,024	1,853,105	1,673,369	21,098,045
Process Water	kWh	1,834,002	1,834,002	1,834,002	1,834,002	1,834,002	1,834,002	1,834,002	1,834,002	1,834,002	1,834,002	1,834,002	1,834,002	22,008,029
Raw Water	kWh	2,550,222	2,550,222	2,550,222	2,550,222	2,550,222	2,550,222	2,550,222	2,550,222	2,550,222	2,550,222	2,550,222	2,550,222	30,602,668
Water Treatment Plant	kWh	119,126	116,790	116,790	135,112	137,194	138,108	138,825	139,087	139,105	139,124	139,130	125,636	1,584,028
Gland Water and Safety Shower	kWh	55,407	54,321	54,321	62,843	63,811	64,236	64,570	64,692	64,700	64,709	64,712	58,435	736,757
Water Supply	kWh	1,586,667	1,555,558	1,555,556	1,799,595	1,827,324	1,839,497	1,849,043	1,852,529	1,852,777	1,853,024	1,853,105	1,673,369	21,098,045
Infrastructure	kWh	5,037,037	4,938,279	4,938,272	5,713,001	5,801,030	5,839,672	5,869,978	5,881,046	5,881,833	5,882,616	5,882,873	5,312,284	66,977,921
Total Power Draw	kWh	94,363,810	71,243,620	71,243,519	82,420,399	83,690,371	84,247,851	84,685,077	84,844,747	84,856,096	84,867,405	84,871,109	76,639,323	987,973,328
Combined Annual Power Requirements	kWh	115,584,230	113,318,035	113,317,874	124,108,132	126,181,668	127,830,203	129,076,065	130,393,161	132,972,084	133,749,849	134,536,414	115,678,934	1,496,746,649
HEP Power Costs	US$/kWh	0.025	0.025	0.025	0.025	0.025	0.025	0.025	0.025	0.025	0.025	0.025	0.025	0.025
HEP Power Costs	US$pa	2,889,606	2,832,951	2,832,947	3,102,703	3,154,542	3,195,755	3,226,902	3,259,829	3,324,302	3,343,746	3,363,410	2,891,973	37,418,666
HEP Power Costs	US$/t	0.57	0.57	0.57	0.78	0.82	0.84	0.86	0.87	0.89	0.89	0.90	0.85	0.77

16.10.1.4               Plant Maintenance Costs and Supplies

Maintenance costs refer to the costs of operating spares and lubricants for the plant.  It has been assumed that the plant will experience a moderate amount of wear and have allowed maintenance costs at an annual cost of 5% of the mechanical equipment cost. This equates to a life of mine cost of US$0.75/t.

16.10.1.5               General and Administration Costs

General and administration costs were estimated to be US$7,670,406 per annum. This was derived from first principles where the actual labour complement was drawn up and benchmarked against other operations of similar size and complexity.  A labour schedule is included in Table 16-94 and shows estimated costs associated with each position.  The administration labour schedule has been developed assuming a 10 weeks on and 3 weeks off roster for expatriates and an 8 hour by 5 days per week shift for the local labour.

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Table 16-94:   LOM G & A Costs

G&A Item	Cost (US$ pa)	LOM Cost (US$/t)

General & Administration Salaries	2,756,175	0.676
General Maintenance Salaries	567,056	0.139
Staff Camp Food/Cleaning	1,400,000	0.344
Communication	261,311	0.064
Community affairs	90,000	0.022
Couriers	24,000	0.006
Insurances	500,000	0.123
License fees for software	30,000	0.007
Computer Hardware Update	30,000	0.007
General and Sundry	30,000	0.007
Bukavu office and guest house	600,000	0.147
Consultant Fees	36,000	0.009
Accounting tax audit & Legal	120,000	0.029
Building Maintenance	60,000	0.015
Training	66,465	0.016
Recruiting	60,000	0.015
Vehicle Cost (Maintenance & Fuel)	3,000	0.001
Johanessburg Office	180,000	0.044

Supplies & Spare Parts
Admin	24,000	0.006
HR	6,000	0.001
Accounting	24,000	0.006
Safety Supplies	105,000	0.026
Warehouses	6,000	0.001
Medical	60,000	0.015
Security	6,000	0.001

Travel And Accomodation
Local charter flights	326,400	0.080
Corporate travel	120,000	0.029
Additional camp visitors cost	15,000	0.004

Environmental
Consultants	40,000	0.010
Drilling	40,000	0.010
Consumables	12,000	0.003
Field Supplies	12,000	0.003
Training	12,000	0.003
Nursery	24,000	0.006
Waste Disposal	24,000	0.006
G&A Subtotal	7,670,406	1.88
Assay Costs	1,270,627	0.312
G&A Total	8,941,033	2.19

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16.10.1.6               Camp Food and Catering

All the expatriates will be expected to be on a 13 week roster (10 weeks in and 3 weeks out), thus a total of 280 days per person has been allowed for on site. During this period, US$25 per person per day has been allowed for an expatriate living in the staff or “construction” camps to cater for food, cleaning and laundering costs.

16.10.1.7               Building Maintenance

This has been allowed for at 1% of camp capital costs to enable maintenance of the camp, sewerage treatment and removal, potable water, fencing and the administrative offices.

16.10.1.8               Communication

It has been assumed that due to the remote location of the project, a VSAT communication system will be purchased to enable communication. This would allow for high data throughput, dedicated telephone and fax systems and networking facilities. In addition, a two way radio system consisting of a repeater, portable hand held radios, mobile units for vehicles and a base station will be installed to enable communication amongst various departments during the production phase. The costs associated with these two communication facilities were estimated and based on a quotation from a supplier at monthly rental charges of US$8,000 to cater for contract support. An allowance of US$1,000 per person per annum has been made for staff members totalling 200 to cover costs associated with emails, telephones and facsimiles transmissions using the satellite telephone system.

16.10.1.9               Community Affairs

An allowance of US$7,500 per month has been made for community relations. Where there is a need to finance larger community projects during the course of operations, this will be justified and be financed separately.

16.10.1.10             Couriers

Courier costs have been allowed at US$2,000 per month to enable small items to be flown to and from the country.

16.10.1.11             Insurances

These have been estimated at 0.5% of the capital costs associated with plant, camp, generators and mining equipment.

16.10.1.12             Information Technology

About US$5,000 per month has been allowed for to cover the annual licence fees for software and upgrade of hardware. This allowance will also cover the maintenance of the server.

16.10.1.13             Head Office Costs

An allowance of US$65,000 per month has been made to cover the Johanessburg office and the Bukavu Office costs which will cater for the guest house services where most visitors and expatriates will be housed prior to catching a connecting flight to site or outside the country. This allowance also caters for the office costs for people providing logistics and government liaison.

16.10.1.14             Consultants Fees

This has been allowed at US$3,000 per month for administration only.

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16.10.1.15             Legal and Accounting Tax Audit Fees

Legal and Audit fees have been allowed at US$120,000 per annum.

16.10.1.16             Supplies and Spare Parts

These costs relate to general and administration departments only, covering items such as stationery, etc. In addition there are supplies for the clinic (to cater for the full mine labour complement) and safety supplies for all employees and will include overalls, safety shoes/gumboots, hard hats, gloves, etc.

16.10.1.17             Travel and Accommodation

The expatriates need to be transported to and from site and a charter flight will be used for this purpose.  Two charter flights a week at a cost of US$3,400 per charter have been allowed for. Corporate travel has been allowed at US$10,000 per month, while the US$1,250 per month has been allowed for camp food for 50 visitors per month at US$25 per person per day.

16.10.1.18             Environment

An allowance of about US$14,000 per month has been allowed for to enable environmental monitoring, consultancy services and for the upkeep of the nursery.

16.10.1.19             Training

Training will be ongoing even after commissioning and an allowance of US$5,539 (% of total administration salaries) has been allowed for to cater for any external training consultants that might be hired or overseas training of the staff.

16.10.1.20             Recruitment

Staff turnover has been assumed at about 10% and an allowance of US$5,000 (to cater for adverts, flights, etc) has been allowed for, for each recruitment exercise. The assumption made is that the human resources will be adequately staffed to be able to recruit without going through employment agencies.

16.10.1.21             Assay Costs

It has been assumed that SGS will provide equipment and manage the Twangiza on-site laboratory at a fixed monthly fee of US$109,249 per month, as per budget quotation received from SGS which will cover for up to 21,899 sample equivalents (plus 10%) per month.

16.10.1.22             Refining Costs

These have been based on US$5/oz produced which is inclusive of shipping costs, insurance and bullion refinery charges. This cost is based on the information provided by Banro.

16.11 Carbon Credits

As part of the Pre-Feasibility Study a preliminary assessment has been undertaken to identify the potential of obtaining CER’s (Certified Emission Reduction Certificates or “carbon credits”) in terms of the Clean Development Mechanism (“CDM”) of the Kyoto Protocol for the Twangiza hydro-electric plant. The award of carbon credits will first require a new large scale (greater than 15MW) non-grid connected methodology on which to award the carbon credits to be approved. The investigation has shown that there is a high likelihood of an application for this methodology being approved by the CDM executive board. Hence the

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hydro-electric project would obtain Carbon Credits. The cash benefits of these carbon credits have not been quantified in this Pre-Feasibility Study, but will be included in the Bankable Feasibility Study.

16.12 Capital Costs

As part of the preliminary assessment, capital costs were estimated for the Twangiza Project and are summarized in this section. Capital costs were estimated by a number of independent consultants including:

•      SRK(SA)  (Mining)

•      SENET (Plant, Infrastructure and Site Services)

•      Knight Piesold Ltd. (Power Plant)

The capital cost estimates as presented in Table 16-95 below have been split into two categories: initial and sustaining or ongoing capital costs.  Initial capital is defined as the expenditure required to purchase mining mobile equipment for pre-stripping and Year 1 (inclusive), process plant and infrastructure.  Any major capital expenditure occurring beyond the initial period, and including the purchase of new equipment, tailings upgrade and mine closure costs, has been defined as deferred capital and is included in the sustaining capital costs.

The Table 16-95 below gives a summary of the capital costs for the project. The initial capital required of US$580.582 million is inclusive of contingencies of approximately US$67.050 million. An administration tax of 5% for the importation of plant, machinery and consumables has been included in the projected capital costs.

These capital costs do not take into account ongoing exploration, feasibility studies, financing or interest costs.

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Table 16-95:         Twangiza Capital Cost Estimate Summary

Description	US$ 000
Mining Costs
Plant & Equipment	57.789
Haul Roads	3.500
Pre-strip	6.646
Other	2.944
Total Mining	70.879
Process Plant
Earthworks & Civils	49.348
Mechanical Equipment, Structural & Piping	87.699
Electrical & Instrumentation	14.790
Tailings Dam (Start Up Only)	16.848
Other	22.699
Total Process Plant	191.383
Infrastructure
Power Plant & First Fuel Fill (Standby Genset & Fuel Farm)	92.555
Buildings & Accommodation Facilities	8.382
Access Road	17.298
Vehicles & Mobile Equipment	2.784
Other	9.000
Total Infrastructure	130.019
Management Costs
EPCM	41.000
Owner’s Pre-production Costs	26.134
Administration Tax & Insurances	14.737
Total Management Costs	81.870
Contingency	67.050
Total Initial Capital Cost	541.202
Ongoing Capital	39.380
Grand Total Project Capital Costs	580.582

16.12.1      Estimate Accuracy

The accuracy of the estimate is expected to be within ±15-20%, which is consistent with pre feasibility requirements.

16.12.2      Basis of Estimate

The estimate has been prepared on the work break down structure and the following methods used:

Mining Plant & Machinery: Assumed owner operated mining fleet. The mining equipment list as generated based on the 5Mtpa tonnages to be processed, strip ratios, etc. and was used to develop the capital cost for the mine mobile equipment. Equipment replacements were

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included as necessary throughout the project life. The majority of quotes for the major mining units were based on SRK(SA)’s extensive prior knowledge and budget pricing. Unit costs for the mine support equipment were derived from a combination of manufacturers quotes and updates data available from current sources.

Mining Spares: An initial spares holding was estimated at 5% of the major mine equipment.

Plant Mechanical Equipment: All plant major equipment was sized and costs were obtained by obtaining three quotes from recognised suppliers and then technically adjudicating the quotes to select one supplier’s price.

Process Plant Earthworks and Civils: Off take quantities were derived from the topography determined by Lidar and process plant layout undertaken in house (SENET) and applied unit rates.

Structural Steel, Piping, Electricals, Instrumentation and spares: Supply and installation costs were derived from technically and sized mechanical equipment and process plant layout design.

Installation Costs: Factors recently obtained from working on similar sized projects were applied.

Transportation: Calculated tonnages to be shipped from point of purchase to site via Mombasa were made and quotes for costs were obtained from a recognised transporter.

Power Plant: Expected plant demand of 30 MW was generated by taking into account installed power, running times, etc. and was submitted to Knight Piesold Ltd. for costing of the hydro electric power plant.

Knight Piesold costed the hydroelectric power plant assuming that it will be located at the Ulindi 2 site. A 55 km 66 kV transmission line from Ulindi 2 power plant switch yard to Twangiza will have to be installed and these costs formed part of the Knight Piesold costs.

Camp/Accommodation Village & Site Building: The accommodation village costs estimate was based on staffing levels of 200 persons for locals, expatriate and senior personnel using supply rates from two recognised suppliers. The site buildings such as the warehouses, administration and plant offices was based on actual take offs used on similar projects undertaken in house.

Plant First Fills: Actual quantities were calculated based on consumable consumption as determined in the laboratory and quotation CIF Mombasa (Kenya) of these consumables was obtained from a supplier who is used to the DRC conditions, show in section 16.3.3.

Contingency: Contingencies used are shown in the detailed capital cost estimate table below. Where detailed quotes were obtained, contingencies were reduced.

Owners’ Preproduction Costs: These were derived by estimating costs associated with Banro’s costs during the construction period. These costs include pre-production build up in personnel during the construction phase, consultants, airfares, security, compensation, Baukavu office, community relations and environmental compliance.

Sustaining Capital: Due to the relatively short life of mine it is envisaged that no major or ancillary units will require replacement during the completion of works. The replacement of minor support equipment is estimated on the useful life in years rather than on an

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accumulated hourly basis. Estimates for sustaining capital catered for the purchase of new mining equipment tailings upgrade, rehabilitation and closure costs.

16.13 Economic Model and Financial Analysis

The Twangiza economic assessment has been prepared with the input from BANRO, SRK(SA), (mining), AMEC (tailings management facility & water storage dam), Knight Piesold (Power) and SENET (processing and infrastructure). SENET also undertook the economic evaluation and report compilation.

16.13.1      Evaluation Method

The Twangiza Project economics has been evaluated using the discounted cash flow method, by taking into account year on year milled tonnages and grades for the ore and the associated recoveries, gold price (revenue), operating costs, bullion transport and refining charges and capital expenditure (both initial and sustaining). The project has been evaluated as stand-alone and 100% equity financed, with no debt financing.

16.13.2      Assumptions

The assumptions used in the financial analysis were provided by BANRO and are summarized in the Table 16-96 and explained below.

Table 16-96    Assumptions used in the Financial Evaluation

Parameter	Unit	Assumption
Gold Price	(US$/oz)	850
Discount Rate	(%)	5%
Diesel Price	US$/L	1.60
Tax Rate > 10 years	(%)	30%
Process Plant Residual Value	(%)	5.0%
Power Plant Residual Value	(%)	30.0%
Mining Equipment Residual Value	(%)	5.0%
Vehicles	(%)	10.0%
Depreciation	(%)	0%

Gold Price:  A gold price of US$850 per ounce was assumed

Construction Capital Expenditure:  Capital expenditure payments have been assumed to be 30% and 70% in Project Years 0 and 1 respectively that is 30% in the first 12 months and the balance in the following 12 months for the 24 month project duration.

Tax:  The agreement between Banro and the government of the Democratic Republic of Congo is that Corporation Tax of 30% of gross profit will only be applicable after 10 years of production

Depreciation:  A 0% depreciation has been allowed in this financial analysis.

Inflation:  In line with the practice in the mineral industry, no inflation was applied to the cash flow analysis

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Currency:  Cash flow analysis is reported in United States Dollars and where applicable the following exchange rates were used.

Country	Currency	ROE
South Africa	ZAR	8
European Union	Euro	1.655

Working Capital:  This has been returned at the end of mine life.

Equipment Resale Value:  The process plant equipment resale value has been assumed at 5% of the plant equipment costs, the mining equipment has been assumed at 5% of the equipment value, the power plant resale value has been assumed at 30% and the resale value of vehicles has been assumed at 10%

16.13.3      Financial Analysis Results

Using the assumptions shown in Table 16-96 and the production schedules, capital and operating costs as given in detail in Sections 16.12 and 16.10 of this study report and summarized in the Table 16-97, a financial analysis was carried out.  Sunk costs were excluded from this analysis.

Table 16-97:   Summary of LOM Production, Capital and Operating Costs

	Unit	Preproduction	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12
Tonnes Milled	tpa	0	5,100,000	5,000,007	5,000,000	3,974,878	3,857,974	3,806,559	3,766,442	3,751,750	3,749,668	3,750,168	3,750,332	3,386,581
Plant Feed Grade	g/t	0.00	2.13	2.64	2.36	2.15	2.11	1.97	1.87	1.97	2.02	1.63	1.70	1.94
Overall Plant Recovery	%	0.0%	89.8%	89.8%	89.8%	69.2%	59.3%	58.6%	58.2%	55.5%	61.5%	61.2%	63.9%	54.9%
Recovered Gold	oz	0	313,717	380,527	341,131	189,902	154,928	141,178	131,627	132,145	149,646	120,216	131,272	116,290
Mining Costs	US$/t	0.00	6.06	5.35	5.35	6.32	6.47	4.13	4.04	3.10	2.81	2.60	2.11	1.77
Processing Costs	US$/t	0.00	6.70	6.71	6.71	9.17	10.41	10.55	10.77	11.32	11.13	11.25	11.19	10.80
G&A Costs	US$/t	0.00	1.75	1.79	1.79	2.25	2.32	2.35	2.37	2.38	2.38	2.38	2.38	2.64
Refining Costs	US$/oz	0.00	0.31	0.38	0.34	0.24	0.20	0.19	0.17	0.18	0.20	0.16	0.18	0.17
Capital Costs	US$ 000	541,421	2,679	2,810	3,169	2,548	3,666	2,648	2,758	5,661	347	322	261	12,291

16.13.3.1           Summary of Financial Analysis

Financial analysis results are summarized in Table 16-98.

Table 16-98:   Summary of Financial Analysis

HEP OPTION	Units	Results
LOM Gold Production	oz	2,302,580
Production Period	years	11.76
Gold Annual Production- LoM	oz	195,772
LOM Fuel Costs	US$/oz	42.18
LOM Direct Operating Costs	US$/oz	340
LOM Total Cash Operating Costs	US$/oz	345
Total Capital Costs	US$/oz	252
Total Production Costs	US$/oz	597
Post Tax NPV	US$ million	352
IRR	%	20.5%
Discounted Payback Period	years	2.78
Project nett cash flow after tax and capex	US$ million	583

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Major highlights of the financial analysis are as follows:

Gold Production: Life of mine average production of 195,772 ounces per annum.

Direct Operating Costs: Life of mine average cash operating costs of US$ 340 per troy ounce is inclusive of mining, processing, assay, general and administration.

Total Cash Operating Costs: Life of mine total costs of US$ 345 per troy ounce is inclusive of direct operating cost, refining and royalty charges.

Total Project Costs: Total project costs of US$597 per troy ounce are inclusive of construction capital, life of mine operating costs and sustaining capital. This cost represents the break even gold price for the project.

Net Present Value (NPV): The project will realise an NPV of US$352 million on a discount rate of 5% and a gold price of US$850 per troy ounce.

Nett Cash flow: Nett cash flow of US$583 million will be realised at a gold price of US$850 per troy ounce.

Internal Rate of Return (IRR) & Payback Period: Project IRR of 20.5 % with a 2.78 year payback period will be realized for the assumed production and capital expenditure.

16.13.3.2               Project Life Cash Flow

The project LOM cash flows by year are given in Table 16-99.

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Table 16-99:        LOM Project Cash flow

Revenue		LOM Totals	Preproduction	1	2	3	4	5	6	7	8	9	10	11	12	13
Gold Production	oz	2,302,580	—	313,717	380,527	341,131	189,902	154,928	141,178	131,627	132,145	149,646	120,216	131,272	116,290	0
Gold Price	US$/oz	850	0	850	850	850	850	850	850	850	850	850	850	850	850	0
Revenue	US$ 000	1,957,193	—	266,659	323,448	289,962	161,417	131,689	120,001	111,883	112,323	127,199	102,184	111,581	98,846	0

Operating Costs
Mining	US$ 000	211,287	0.00	30,898	26,769	26,769	25,139	24,953	15,730	15,206	11,621	10,523	9,758	7,912	6,008	0
Plant	US$ 000	463,488	0.00	34,145	33,538	33,556	36,435	40,149	40,177	40,571	42,460	41,735	42,177	41,973	36,572	0
G & A and Assaying	US$ 000	107,292	0.00	8,941	8,941	8,941	8,941	8,941	8,941	8,941	8,941	8,941	8,941	8,941	8,941	0
Total Opex (Direct)	US$ 000	782,067	0.00	73,984	69,248	69,267	70,516	74,043	64,849	64,717	63,022	61,199	60,876	58,825	51,521	0

Royalties & Refining Charges
Government Royalties	US$ 000	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Refining Charges	US$/oz	5.0	0.00	5.00	5.00	5.00	5.00	5.00	5.00	5.00	5.00	5.00	5.00	5.00	5.00	0.00
Refining Charges	US$ 000	11,513	0.00	1,569	1,903	1,706	950	775	706	658	661	748	601	656	581	0
Total Cash Costs	US$ 000	793,579	0	75,553	71,151	70,972	71,465	74,818	65,554	65,376	63,683	61,947	61,477	59,482	52,103	0
Total Cash Costs	US$/oz	345	0.00	241	187	208	376	483	464	497	482	414	511	453	448	0

After Tax Cashflow
Operating Benefit	US$ 000	1,163,613	0	191,107	252,297	218,989	89,952	56,871	54,447	46,507	48,640	65,253	40,707	52,100	46,743	0
Capital Expenditure	US$ 000	(580,582)	(541,421)	(2,679)	(2,810)	(3,169)	(2,548)	(3,666)	(2,648)	(2,758)	(5,661)	(347)	(322)	(261)	(12,291)	0
Return On Working Capital	US$ 000	6,783	0	0	0	0	0	0	0	0	0	0	0	0	6,783	0
Plant Residual Value-Mining	US$ 000	2,889	0	0	0	0	0	0	0	0	0	0	0	0	2,889	0
Process Plant Residual Value-Process	US$ 000	2,482	0	0	0	0	0	0	0	0	0	0	0	0	2,482	0
Residual Plant Value-HEP	US$ 000	24,521	0	0	0	0	0	0	0	0	0	0	0	0	24,521	0
Profit Before Tax	US$ 000	619,986	(541,421)	188,428	249,488	215,820	87,404	53,204	51,799	43,749	42,979	64,905	40,385	51,839	71,407	0
Depreciation	US$ 000	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Taxable Income	US$ 000	123,245	0	0	0	0	0	0	0	0	0	0	0	51,839	71,407	0
Tax Rate	%		0	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	30%	30%	0%
Tax	US$ 000	(36,974)	0	0	0	0	0	0	0	0	0	0	0	(15,552)	(21,422)	0
After Tax Profit	US$ 000	583,012	(541,421)	188,428	249,488	215,820	87,404	53,204	51,799	43,749	42,979	64,905	40,385	36,287	49,985	0
Undiscounted Cumulative Cashflow After Tax	(US$’000)		(541,421)	(352,993)	(103,505)	112,315	199,719	252,924	304,722	348,471	391,450	456,356	496,741	533,028	583,012	0
Discount Rate	%	5%
Discounted Cashflow after Tax		351,725	(524,744)	170,910	215,517	177,556	68,483	39,702	36,812	29,611	27,705	39,846	23,612	20,206	26,508	0
Cumulative Discounted Cashflow after Tax			(524,744)	(353,834)	(138,317)	39,239	107,722	147,424	184,237	213,848	241,552	281,399	305,011	325,217	351,725	0

Discount Rate	%	5%
Post Tax NPV	(US$’000)	351,725
Post Tax IRR	(%)	20.5%
Discounted Payback Period	years	2.78

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16.14       Sensitivity Analysis

A sensitivity analysis was performed on the after tax profits by varying the major key variables (gold price, capex, opex and fuel price) to  -30% à 25% of the base case cash flow and each sensitivity was performed independent of the other:

The results of the sensitivities are summarized in Tables 16-100 to 16-103, which show gold price varying from US$700 to US$1000 per ounce, capex, opex and oil price variations of ±10%.

Figures 16-19 and 16-20 show the detailed sensitivity analysis of changing the key variables to -30% à +25%.

Table 16-100:                    Gold Price Sensitivity

Gold Price	IRR	NPV US$ million
US$/oz	%	0%	5%	10%
700	9.6%	237	92	-7
850	20.5%	583	352	196
1000	29.8%	928	611	398

Table 16-101:                    Capex Sensitivity

Gold Price	IRR	NPV US$ million
US$/oz	%	0%	5%	10%
%	%	0	0	0
-10%	24.6%	641	407	249
+10%	17.1%	525	296	143

Table 16-102:                    Operating Costs Sensitivity

OPEX Change	IRR	NPV US$ million
%	%	0%	5%	10%
-10%	22.4%	662	408	238
+10%	18.5%	503	295	153

Table 16-103:                    Fuel Price Sensitivity

Fuel Price Change	IRR	NPV US$ million
%	%	0%	5%	10%
-10%	20.8%	592	359	201
+10%	20.2%	573	344	190

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Figure 16-19: NPV Sensitivity at 5% discount rate

Figure 16-20: IRR Sensitivity at 5% discount rate

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16.14.1       Discussion

When ranked, the sensitivity analysis indicates that the project is most sensitive to gold price followed by operating costs and then capital expenditure.

16.15       Tailings Dam

16.15.1       Introduction

In September 2007 AMEC Earth & Environmental (AMEC) were requested to visit the project site to review the concession area, collate pre-feasibly level design data, identify potential Tailings Management Facility (TMF) sites and make recommendations for a tailings deposition system suitable for the safe deposition of up to 66 million tonnes over a 13.5 year project life.

The prime focus for the site visit and pre-feasibility level report comprised:

•                                         Potential locations for the safe containment of the tailings product from a CIL gold plant, and

•                                         In conjunction with SENET, potential locations of a process plant.

A brief technical site visit was undertaken by AMEC to the Twangiza and Namoya concession area between the 5th and 8th October 2007, which comprised two part days at the Twangiza project site, one day at Namoya, and one day technical office review.  The visit was undertaken in conjunction with engineering representatives from SENET and Banro.

The following summarises AMEC’s site Twangiza pre-feasibility site option conclusions and presents recommendations for feasibility level study.

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16.15.2       Seismicity

To evaluate the project area seismic risk with respect to the adjacent Rift Valley Fault, AMEC has undertaken a preliminary seismic hazard assessment using of the United States Geological Service earthquake database, which is available through public domain web sites.  The preliminary assessment confirmed that 48 earthquakes have occurred within 100 km of the Twangiza project site since 1977, with Richter magnitudes up to 5.4 M (Note this review is to be updated wrt to the recent earthquakes that occur within the region on February 2nd 2008).  Events occurring between 1977 and 2007 are plotted on Figure 16-21 in relation to the adjacent Rift Valley Fault.

Figure 16-21:                    Seismic Event Map

The seismicity map of Africa (Figure 16-22) illustrates that the continents major seismic activity is associated with limited tectonic activity along the rift valley, to the east of the continent.

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Figure 16-22:                    Seismicity Map of Africa

Twangiza Project Site

Peak Ground Acceleration (m/s2) with 10% Probability of Exceedance in 50 Years

The United Nations Global Seismic Hazard Assessment Programme (GSHAP) results have been reviewed, which summarises regional seismic hazard potential by zonal plotting on a series of risk maps.  Seismic hazard is defined as the probable level of ground shaking associated with the recurrence of earthquakes, and is used by the designer to minimise the potential for loss of life, property damage and social and economic disruption.  The GSHAP map for Africa, Figure 16-22, consequently suggests that the Twangiza project site is within zones exhibiting peak ground accelerations varying between 0.8 m/s2 to 1.6 m/s2.  The GSHAP plot is regional with indicative values and local variations must be taken account of in any TMF design.  There is currently insufficient data available at this time to undertake a probabilistic risk assessment for the Twangiza site, as such, the GSHAP mapping is assumed to be equivalent and indicative of the Operating Basis Event (OBE).

Based on AMEC’s preliminary Maximum Credibal Earthquake (MCE) seismic hazard assessment, for an event size of 7.2 M occurring within 10 km of the project site, the seismic hazard potential for the Twangiza project is considered to be high, and a pre-feasibility level (MBA) peak ground acceleration design value  is estimated to be 0.8g.  Prior to the next stage of design, AMEC recommends that the preliminary assessment conclusions be validated by a detailed seismic hazard analysis.

16.15.3       Geomorphology

The topography of the Twangiza concession area is deeply dissected with steep sided valleys and hills, which rise up to 2300 m above sea level (masl).  The Mwana and Twangiza Rivers have subsequently cut into the soft highly weathered Kibaran sedimentary rocks to form steep sided Vee-shaped valleys, with numerous smaller side valleys cut by surface runoff and local springs.  Perched alluvial terraces are evident within the environs of the Mwana River which could suggest historical river movements or even geological uplift.  The mineralised zones are located west of the Mwana River to the south of the existing project camp.

16.16       Meteorology

Limited metrological data is currently available for the project area.  AMEC have consequently briefly reviewed data from adjacent metrological stations at Congomeka, Bukuva, Tshibinda

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and Kailo as well as the short date record from the project site, which are summarised for monthly intervals on Table 16-104.

Table 16-104:                    Meteorological Data: Twangiza Project Site

Project Site Estimate	S	E	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Total
Twangiza Est	2.8	28.75	160	166	210	202	149	69	35	67	98	164	235	242	1796

Station	S	E	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Total
Congomeka	2.4	26.4	204	168	263	237	154	73	88	91	138	218	303	288	2225
Bukavu	2.52	28.8	126	134	177	153	77	28	13	87	103	155	179	145	1376
Tshibinda	2.29	28.7	174	184	200	230	171	61	28	61	136	216	209	202	1872
Kailo	2.6	26	158	138	227	217	96	7	24	48	118	138	243	246	1658

Banro 06 Data	S	E	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Total
Bukavu Banro 06			138	197	157	134	110	19	15	41	67	167	249	251	1543
Twangiza Banro 06			67.5	177.5	304	235.5	150.5	6	28	121.5	56	99	238	238	1722
Lugushwa Banro 06			252	166.5	141	208.5	283.5	292	47	17	66	155.6	225.2	323.8	2178

The predominant wind vector is reported to be from the North East.  However, no detailed site-specific information was available at the time of report writing.  Local wind directions will be subject to variations due to local topography.  Gusting from variable directions is expected, especially during storm events.  AMEC consequently recommend that for the feasibility design stage additional information is sourced from the regional Met offices as noted in Table 16-104.  The average rainfall for the Twangiza area is approximately 1796 mm, with a maximum of 242 mm falling during December and a minimum of 35 mm during July.  The average monthly temperatures recorded at the project site indicate that hottest temperatures occur during April & May, and the lowest temperatures occurring during January.

No storm event estimations are currently available for the Twangiza concession area.  The short duration site data can only be used for comparison purposes.  For the purposes of this report AMEC have assumed that the maximum 24-hour design event is 250 mm, with maximum 15 minute, 24 hour event of 100 mm.

AMEC recommend that a detailed hydrological analysis be undertaken as part of the feasibility design.  This analysis will comprise the statistical review of available rainfall records from more than one adjacent meteorological station, the development of a hydrological water balance for rainfall-runoff relationships, estimation of synthetic unit hydrographs and determination of actual design flood events.

A summary of the design parameters required for feasibility study is as follows:

•                                         Extreme Precipitation Event:  Probable Maximum Precipitation (PMP) i.e. event having a return period greater than 10 000 years.

•                                         Extreme Flood Event:  Probable Maximum Flood (PMF) i.e. event having a return period greater than 10 000 years developed from the PMP over the design catchment area.

•                                         Normal Precipitation Event:  1 in 100 year return event falling over a 24-hour period.

•                                         Normal Flood Event:  1 in 100 year precipitation event over the design catchment area.

16.16.1       Groundwater Elevations

No definitive hydrogeological records on aquifer and ground water elevations are available for the concession area, with the exception of first strike water levels reported within exploration boreholes.  Local ground water elevations are related to the macro/micro geological relief

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throughout the area.  Based on the exploration borehole information, the average depth to the water table within the mineralised zones is expected to be on average 50 m deep, with the exception of Twangiza Main SE edge of the open pit which, will be close to the Mwana River and adjacent springs.

An assessment of the actual hydrogeological conditions within the environs of the preferred TMF is required.

16.16.2       Agriculture

Due to the regional remoteness of the study area, low population, limited access and the reliance on income from artisanal mining, minimal agriculture is taking place.  Small subsistence level farming is evident on the slopes and crest of the adjacent hills and along the invert of valleys.  No densely populated centre is evident within the environs of the area.  Agriculture is based on non-mechanised slash and burn technology, crop rotation, and the production of small yield crops such as maize, groundnut and cassava.  Field tend to aligned on the slopes and crests of the hills with the foundation for residential huts cut into the hill side.

16.16.3       Regional Population

The Twangiza permit area is reasonably populated with small semi-permanent settlements, comprising populations between 10 and 100.  At the time of the site visit regional population estimated were not available.  However, from the Lidar aerial surveys the location of farms and huts has been estimated.

16.16.4       Hunting

Regional approved hunting is permitted under licence.  However due to uncontrolled localised hunting, local wildlife has been depleted, and now only subsistence level hunting is taking place targeting birds and small game.

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16.16.5       Construction material review

Construction of a TMF will requires a significant volume of suitable engineering earthworks materials.  Three potential borrow areas have been briefly appraised for embankment fill and free draining filter material for proposed embankment drainage and civil works.

16.16.5.1                                             Low Permeability Material

It is envisaged that earthworks material will be won from the respective open pit overburden stripping works.  However, ultimate approval for use of the stripped material for construction will not be possible until geotechnical and geochemical characterisation on representative samples has been completed, and the potential for environmental contamination, due to Acid Rock Drainage (ARD), is ascertained not to be a problem.

Review of selective HQ diamond drill core samples from South and North open pit mineralised zones suggests that limited low permeability earthfill will be available from the stripping works i.e., lateritic clays and gravels.  However, suitable material is evident within the banks of road cutting and to the NE of Twangiza north open pit, Figure 16-23.

Figure 16-23:                    Potential Low Permeability Earthfill evident in Road Cuttings

As part of the feasibility design, the approximate volumes (material balance) of suitable construction material from the individual open pit stripping works, should be confirmed.

16.16.6       Free Draining Structural Material

AMEC envisage that the bulk of the TMF embankment construction material will be won from the open pit stripping works.  The depth of oxidation is envisaged to be between 50 m and 70 m, where fresh rock is evident, Figure 16-24.

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Figure 16-24:                    Feldspar Porphyry: Oxidation to approx 50 m depth

In the event that suitable ‘fresh rock’ is not available within the first year of construction, a local rock borrow area will require to be identified.  The availability and quality of free draining ‘bulk’ structural material will require to be determined at the feasibility stage.

16.16.6.1                                             Free Draining Filter Material

Selected sands and gravels are required for TMF drainage.  Based on a preliminary review of the local geology, it is likely that no suitable sand or gravel filter drainage material will be available from the open pit stripping operations. AMEC have consequently investigated potential material sources within the rivers to the west and east of the concession area.

Sand

Preliminary site reconnaissance suggests that the closest sand source is within a former river channel, located to the north east of the exploration camp.  This sand is predominately fine, relatively clean and, subject to confirmatory analysis, should be suitable for use in future construction work. Sand from this source is currently being excavated for local building works.  AMEC recommends that sand from this source is investigated further at the feasibility study to establish the extent of the deposit and typical material characteristics.

Gravels

Preliminary site reconnaissance of the artisianal alluvial workings suggests that limited deposits of a fine to medium sub-angular gravel, within a matrix of fine sand, may be available. As part of Banro’s potential exploitation of alluvial deposits within the Mwana River, residual washed and screened gravel should be available.  The volume and quality of a gravel from this source will require to be appraised at the Feasibility stage.

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16.16.7       TMF options study

The TMF options study comprised identifying suitable TMF sites within the environs of the Twangiza concession area, evaluating them with respect to environmental and engineering parameters, and establishing their proximity to the future open pits and CIL gold plant.

The identification of potential sites for the Twangiza Project Tailings Management Facility (TMF) focused on Banro’s concession, at sites adjacent to the mineralised zones. Seven potential TMF valley sites were identified during October 2007, inspected (where possible), and formally assessed with respect to the following social, environmental and technical characteristics:

•                                         Geological/hydrogeological factors

•                                         Geotechnical factors

•                                         Area requirements

•                                         Topography

•                                         Distance from a likely plant site location

•                                         Accessibility

•                                         Impact on the natural environment

•                                         Impact on social environment/position of the local communities.

16.16.8       Site Visit to Selected TMF sites

The approximate locations of the six TMF sites are illustrated on Figure 16-25, and are summarised as follows:

•                                         Site 1: South West of the mineralised zone within the Mwana River alignment south of the confluence.

•                                         Site 1a:  South west of Twangiza South open pit, within the eastern tributary of the Mwana River.

•                                         Site 2: West of the exploration camp within the Mwana River

•                                         Site 3: East of the exploration camp, north east of North Pit within the Twangiza  River.

•                                         Site 4: South east of South Pit within a western tributary of the Wanga River

•                                         Site 5: South of South Pit

•                                         Site 6: Adjacent to TMF 3 upstream catchment

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Figure 16-25:                    Location of Twangiza TMF Sites

Exploration Camp
North
9 686 000 N
9 685 000 N
9 684 000 N
9 683 000 N
9 682 000 N
9 681 000 N
9 680 000 N
9 679 000 N
TMF 2
TMF 3
TMF 6
PP West B
PP East
PP West A
TMF 1a
TMF 4
TMF 5
TMF 1
Legend -
Case 1: 21Mt
Case 2: 42Mt
Case 3:
open pits

All of the TMF options are relatively remote, but can be accessed via exploration roads, local footpaths and helicopter.  The majority of catchment areas comprise natural grasslands with secondary tree and low bush growth, adjacent to the alignment of local rivers and streams.

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16.16.9       Environmental Appraisal

The environmental setting is discussed in detail by others.  However, based on the site visit and discussions, it is evident that the primary impacts of concern will be potential instability, socio-cultural (impacts on communities), land use, visual and hydrology/hydrogeology (i.e. implications for water quality and supply).  Impacts, which may be mitigated, have been considered and are highlighted for incorporation into the feasibility design.  Sequentially re-vegetating the embankment downstream slopes during development, as well as aligning the embankments within valleys, so they are not seen from downstream centres of population, will mitigate the potential visual impacts of the proposed TMF.

16.16.10                        Data Review

Project reports and geological and topographical maps were made available prior to the site visit, which provided background to the Twangiza project area.  The 2007 site visit together with additional documentation enabled the approximate base line data for each of the TMF sites to be established, as summarised in Table 16-105 below.

Table 16-105a:              TMF Sites Environmental Impact Base Data

Site	Adjacent Village	Catchment Drainage (ha)	Mineral Rights	Land Owner	Vegetation	Observed Land use	Impounded Area (ha)	Emb Height (m)	Drainage River	Water Supply Impact
1	—	> 2000	BANRO	Government	Slopped Grassland & Minor Bush	Subsistence Framing	116	100	Mawana	Medium
1A	—	350	BANRO	Government	Slopped Grassland	Atrisinal	64	180	Mawana	Low
2	—	> 3000	BANRO	Government	Slopped Grassland & Bush & Trees	Subsistence Framing & Atrisanal	76	140	Mawana	Medium
3	Lukugur ha Village	> 2500	BANRO	Government	Slopped Grassland & Bush & Trees	Subsistence Framing	104	100	Twangiza	Medium
4	—	200	BANRO	Government	Slopped Grassland & Minor Bush	Subsistence Framing (Minor)	51	255	Twangiza Trib	Low
5	—	150	BANRO	Government	Slopped Grassland & Minor Bush	Subsistence Framing (Minor)	57	180	—	Low
6	—	>1000	BANRO	Government	Slopped Grassland & Minor Bush	Subsistence Framing (Minor)	94	125	Mawana	Low

16.16.11                        TMF Site Selection Process

Following the 2007 site visit, data gathering and data review, a staged selection procedure was implemented involving the following:

•                                         Preliminary screening to eliminate those sites, which do not comply with general requirements.

•                                         Site ranking to identify the most likely socially and environmentally acceptable sites; and

•                                         Technical assessment of each TMF site.

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16.16.12                        Preliminary Screening

The preliminary screening was undertaken to reflect the various requirements and local concerns discussed during the site visit of October 2007 and to consider those elements, which are appropriate for the selection process of a TMF site within the environmental and geological setting.

The parameters used for the preliminary screening process include potential environmental effects (some of which may be mitigated) and the broad technical requirements, which must be met.  The results of the preliminary site suitability screening are as follows:

16.16.12.1                                      Key Environmental Effects

•                                         Community development (land take in villages)

•                                         Significant visual effect

•                                         Significant loss of amenity, farming land, hunting grounds, etc.

16.16.12.2                                      Technical Requirements

•                                         For the purposes of the 2007 pre-feasibility TMF options report the ranking study is based on 66 Mt and the 21 Mt and 42 Mt options have not been individually evaluated.

16.16.13                        Preliminary Ranking - Social, Economic and Environmental Factors

To consider the relative environmental effects of the screened sites and to establish potential mitigation requirements, each site was ranked in relation to social, economic and political factors, in accordance with perceived risks as summarised in Table 16-105.

The ranking analysis requires the following factors to be considered:

•                                         The quality, detail and extent of available data

•                                         AMEC’s experience of similar tailings disposal impacts and effects; and

•                                         A judgement on the relative significance of the impacts in the context of the social and environmental setting.

The assessment establishes a qualitative score for each site in respect of the environmental factors considered. It is recognised that individual factors have a different level of significance and the scores reflect the likelihood of objections to the development based on each.  The resources necessary to counter each objection and the extent of the appropriate mitigation measures are reflected in the scores.  Therefore, a score of 1 is given to perceived minor objections to reflect minimal environmental effect, whereas a score of 2 or 3 is used to highlight differences between a minimal effect and situations of unfavourable environmental responses.

Table 16-105b:              Environmental Assessment Scoring Criteria

Score	Level of Objection	Resources and Risk
1	None or Minor objection expected	Minor resources required to counter objection
2	Objection expected	Major resources required to counter objection and provide mitigation measures
3	Significant objection expected	Risk of onerous mitigation measures, requires mitigation to be incorporated into technical design

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The results of the assessment are summarised in Table 4.4 and each potential effect is discussed below.

16.16.13.1                                      Location/Village

A score of 1 was given to TMF options that are not close to villages.  A score of 2 was given to sites that are within the environs of small hamlets comprising a few houses and a low population, and a score of 3 was given to sites falling within or, immediately adjacent to individual huts.

16.16.13.2                                      Catchment

The surface water catchments of each site were identified according to available mapping.  TMF catchment areas have been scored as 1 where any seepage reporting from the TMF will have a minimal impact on the local population.  A score of 2 has been applied to TMF sites where some impact is envisaged and a score of 3 for sites, which could cause a significant impact.

16.16.13.3                                      Land Use/Ownership

Details of land use and ownership should be confirmed.  However, where sites are adjacent to local communities, such as Lukugurha village, and significant subsistence farming is evident, the site has been given a rating of 3.  Where the site is adjacent to or covers small hamlets with adjacent slash/burn subsistence fields, it has been scored as 2, and where minor subsistence farming is evident, it has been scored as 1.

16.16.13.4                                      Visibility

Where possible, the assessment of visibility was based on field observations.  A score of 1 to 3 was allocated depending upon the perceived visibility, moderated by whether mitigation incorporated into the design could overcome any potential objections.

16.16.13.5                                      Impact on Water Supply

Assessment of impact on water supply was based on site geology and proximity to existing village abstraction points.  Where sites are up gradient of a village water supply, they are scored as 3 to reflect groundwater vulnerability.

16.16.13.6                                      Conclusions

Table 16-106:                    Preliminary Environmental Assessment

Option	Village Impact	Catchment	Ownership	Visual Impact	Potential Impact on Water Supply	Total Score	Ranking
1	2	2	2	1	2	9	5
1A	2	2	1	1	2	8	1
2	2	3	2	3	2	12	6
3	3	3	2	3	3	14	7
4	1	1	1	3	2	8	1
5	1	1	1	3	2	8	1
6	2	2	1	1	2	8	1

An overall score was calculated as the sum of the contributory scores and a ranking applied as summarised in Table 16-106.  The Table suggests that sites located to the south of the mineralised zones, (Options 1, 1A, 4, 5 and 6) have lowest scores and are environmentally

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favoured.  A TMF aligned within the Twangiza River valley (Option 3) east of the mineralised zone and Option 2 within the Mwana River exhibit the highest scores and have significant impact.  Based on the preliminary evaluation the sites that are likely to have minimal environmental impact are Options 1, 1A, 4, 5 and 7.

16.17       Tailings Delivery Options

The tailings produced by the CIL gold plant will be in the form of residue slurry containing approximately 40% solids by weight with a moisture content of 120% by weight.

To discharge the tailings, three alternative disposal methods have been reviewed by AMEC, i.e.:

•                                         Filter Cake Disposal

The tailings stream is passed through additional thickeners and/or pressure belt filter system to dewater the total product to the optimum moisture content.  Following local stockpiling adjacent to the process plant the cake tailings are delivered to the deposition area for discharge by either articulated truck or a dedicated overland conveyor system.

•                                         Paste/Thickened Tailings Disposal

The tailings stream is discharged via additional thickeners to reduce the pulp density to at least 70% solids by weight.  Tailings are then pumped to the depository by positive displacement pumps where discharge is undertaken by either co-disposal with stripped overburden or rockfill waste from the mining operations, or discharged from a series of open-end discharge points to form a natural cone-shaped depository.

•                                         Slurry Disposal

Discharge of the unthickened total tailings stream at the process plant pulp density (40% solids by weight), and delivery via a centrifugal pumping system to the tailings management facility (TMF) for sub-aerial deposition.

Disposal at the depository will be via:

•                                         Open end pipes

•                                         A series of spigots or spray bars

•                                         Cyclones.

Each of the above disposal methods is described in more detail in the following sections.

16.17.1                               Filter Cake Disposal

One of the most economic forms of filter cake disposal is to “end dump” the tailings from a heap allowing the tailings to rill down a free face to form a slope at the material’s natural angle of repose.  The angle of repose will not be fixed but controlled by the grading of the material, cohesion and the delivered moisture content.  Typical disposal operations on a flat foundation area are usually designed so that the dump can be formed to its full height in one lift.

A Twangiza site filter cake disposal scheme will comprise the sequential raising of the TMF while controlling surface run-off and silt discharge. Pre-deposition works will include, clearance of vegetation, topsoil stripping and stockpiling, the formation of seepage collection drains, silt collection and drainage collection ponds.  Storm water will be diverted around the

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TMF by the open drain formed adjacent to the periphery and may report to a small water retention dam.

Due to the valley topography placement of tailings to final design height in one lift is not envisaged.  The filter cake tailings will consequently be mechanically discharged in 5 m high lifts across the valley.

To maximise consolidation and reduce erosion of the soft surface material, the crest of each lift will be compacted by a smooth drum roller.  Upon reaching the final design height the surface of the facility will be re-profiled to fall to a peripheral drainage system reporting to a series of silt traps.  Final rehabilitation will comprise protecting the tailings surface from excessive storm water infiltration and localised erosion, by the placement of a topsoil cap and re-vegetation.

The limited volume of supernatant released from the tailings together with normal surface rainfall run-off, will report to a small supernatant pond, from where it will be returned to the process plant.  This pond will be significantly smaller than a slurry disposal scheme pond.

A downstream ‘co-disposal’ embankment will be formed at the same time using stripped overburden from the open pit.

Three mechanical discharge schemes have been reviewed briefly for the delivery of the filter cake tailings to the depository.  These are discussed in the following paragraphs.

•                                         Tipper Truck Alternative

Tailings will be discharged to a stockpile at the process plant, loaded (using a Cat 988F wheel loader or similar) into 50 m3 capacity articulated tipper trucks (Cat 777) and delivered via a dedicated haul road to the depository for end dumping.  Material will be spread using two Cat D8 bulldozers and compacted by a towed vibratory roller.

Based on a maximum tailings production of 570 t/h (96 000 tonnes per week), fourteen 50 m3 tipper trucks will need to be operated on a double 8 hour daily shift basis assuming a 30 minute turn round.  Reference to the earthworks plant performance handbook suggests that the tipper trucks can be efficiently operated up to 20 000 hours after which maintenance costs will significantly increase.  Provided each unit is serviced between shifts, the fleet can be operated at the TMF for the full mine life without being replaced.

Typical indicative costs for tailings disposal using tipper trucks and associated plant are estimated between US$ 1.1 and US$ 1.4 per tonne.

•                                         Overland Conveyor System

Tailings will be discharged to an overland conveyor system, aligned from the process plant over the adjacent valley and along the sequential crest of the TMF main embankment, where a tripper system will be operated to transfer material to the 200 m long movable conveyor and up to four 30 m long ‘hopper’ conveyors. Tailings will ultimately report to a stacker assembly for radial discharge in 5 m high lifts. The alignment and length of the latter conveyor arrangements will be predetermined to optimise tailings management upon discharge and to ensure that tailings are sequentially placed in an efficient manner.  The surface of each lift and the final crest will be profiled towards the southern supernatant pond. Budgetary capital costs for this system indicate that the conveyor system will cost some US$ 8 million, excluding support plant.

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Costs for cake tailings disposal by conveyor are typically between US$ 0.80 and US$ 1.00 per tonne.

•                                         Combination of Overland Conveyor and Articulated Truck Disposal

A fixed overland conveyer system will discharge material to a stockpile located at the TMF’s periphery, for loading onto articulated tipper trucks and end tipping.

By operating a duel system costs are reduced to between US$ 0.80 and US$ 0.90 per tonne.

The Twangiza project will be water positive, and a requirement to recover process solution at source (from the tailings) is not required for water conservation.  In the event that land take is restricted, a co-disposal system is possible.  However, as the environmental advantages for cake disposal are limited and due to the envisaged high production and operational costs, the development of a filter cake system is not considered appropriate for the Twangiza project.

16.17.2                               Paste/Thickened Tailings Disposal

Paste thickened tailings disposal is considered suitable for tailings which exhibit a particle size grading of at least 15% below 20 microns, and are discharged from the process plant or dewatered at the TMF, to produce a paste tailings with a solid content in excess of 70% by weight.

Upon release, paste tailings will behave as a plastic viscous fluid and flow either as a series of interconnected streams or as a sheet.  When the materials internal friction exceeds the forces causing it to flow, the stream stops moving and both coarse and fine particles settle out together liberating the interstitial free water.  As small particles are ‘locked’ within the tailings pore matrix, minimal suspended colloidal material is contained within the released supernatant.  The resultant beach surface usually comprises in excess of 95% of the discharged solids and is relatively erosion resistant under normal conditions.

Paste/thickened tailings disposal comprises delivering the tailings to a multi point discharge point elevated above the disposal area and discharging to form a shallow sloping conical pile.  To reduce pumping costs sometimes the thickener is located close to the depository.  On commencement of operations the solids content is varied slightly to produce a slope less than design, then gradually increased to the optimum moisture content to achieve the overall design slope.  The discharge point is then raised for the next deposition sequence.  The depository will be surrounded by a low perimeter wall to retain any supernatant released from the conical pile and to control storm water run-off.  Resultant supernatant will either be reclaimed or returned to the effluent treatment plant.

The advantages of a thickened discharge system are:

•                                         Segregation of the particles is inhibited while flowing as a paste, resulting in the majority of fines being retained within the matrix

•                                         Should the thickeners be installed at the process plant, water can be directly recycled

•                                         A coarse silty, sandy tailings product is required comprising 15% of its particles below 20 microns.  A blended Twangiza tailings product will meet this criterion.

The disadvantages of the system are:

•                                         The system is best suited to flat topography

•                                         Increased pumping capability will be required to move the thickened tailings along the delivery line

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•                                         Strict control is required in monitoring and regulating the solids content of the total product to maintain the tailings deposition characteristics

•                                         Design predictions of the tailings flow characteristics and anticipated overall beach slopes are based on laboratory test data which have frequently proved unreliable under operating conditions

•                                         Should the solids content increase, the tailings will form to a steeper slope and the discharge point will require to be moved more frequently

•                                         Should the solids content reduce, shallower slopes will develop and encroachment of tailings beyond the controlled confines of the depository wall may occur.  In a worst case scenario paste flow will give way to a slurry flow regime causing inundation of the depository and release to the environment

•                                         Increased likelihood of delivery pipe blockage following plant or pump shutdown

•                                         Increased maintenance and energy consumption costs.

An alternative to a central tower construction is to construct an open-ended pipeline deposition point comprising a flexible pipeline mounted on a gantry or similar device with a rotating arm capability.

For the Twangiza project, tailings will either be thickened at the process plant and pumped to depository via a piston diaphragm positive displacement pump (circa US$ 800 000 each), or pumped to the depository using a centrifugal slurry pump (circa US$ 45 000 each) and thickening at site.

Typical cake disposal costs are between US$ 0.90 and US$ 1.00 per tonne.

Due to the paucity of suitable sites, potential problems in controlling moisture contents upon discharge during high rainfall events and additional operational costs with respect to operating a positive displacement pumping with a belt filtration system, a paste transport system is not considered appropriate for the Twangiza project.

16.17.3                               Slurry Disposal

The slurry disposal of tailings is used extensively throughout the world.  Gold CIL tailings are normally discharged to a tailings dam at an average solids content of 40% with a typical moisture content of 120% by weight.  Due to this high water content, the variability of the particle size distribution of the slurry, specific gravity and the transporting fluid viscosity, the solids undergo hydraulic separation upon sub-aerial discharge.  The coarse fraction is deposited adjacent to the discharge point while the finer fraction is held in suspension and carried forward to the supernatant pond.  To encourage early separation of interstitial water from the mass, tailings are sequentially discharged onto the TMF beach using open end discharge, spigots and cyclones.  Catchment run-off and supernatant water released by the tailings will report to the supernatant pond where it will be abstracted via a decant facility.  The TMF will also be designed to safely retain the PMF event run-off water volume, without release to the environment.

Due to the high Seismic risk of the project site and the steeply incised valleys, AMEC have assumed that the main tailings embankment will be formed downstream.  This structure will be designed to resist a high seismic event and as such, the supernatant water can be ponded against its upstream face.

Suitable TMF sites have been identified within the Twangiza concession area.

Typical slurry deposition costs vary from US$ 0.55 to US$ 0.75 per tonne.

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16.17.4                               Ranking Study

The main environmental impact of a TMF is defined as being derived from two sources:

•                                         The uncontrolled escape of effluent and solids by seepage and run-off, and

•                                         Wind erosion of the tailings solids from the surface.

Operation of a thickened discharge system will reduce the size of the supernatant pond, provided the solution recovered from the thickener is returned directly to the process plant.  A conventional slurry facility will have a significantly larger supernatant pond, which will require to be controlled by returning up to 100% of the process plant requirements.

Should the supernatant pond be formed on natural ground, the potential for seepage will be dependent on the size of the pond and characteristics of the foundation materials.

Due to the vulnerability of the tailings to wind erosion, especially during periods of low rainfall when the tailings surface desiccates, fine beach material will be susceptible to dusting.  However, a thickened tailings surface, which has retained the finer fraction within its matrix, will be less susceptible.

The volume and cost of preparatory earthworks will be greater for a slurry TMF system than a thickened approach, as a higher starter embankment is required to retain the negative sloping beach.

The initial capital expenditure for the thickened tailings delivery system will be high due to the requirement for extra process plant thickeners, higher pumping specification and the requirement for additional earthmoving plant.

Ongoing operational costs for discharge of slurry tailings are typically less than those for paste/thickened and cake disposal systems.

The main design and operational elements for tailings deposition system has been reviewed by AMEC and scored in accordance with their perceived advantages and disadvantages to the Twangiza project, Table 16-107.

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Table 16-107:       Disposal System Ranking System

	TMF Option
	Filter Cake	Paste Thickened	Slurry
Supernatant pond	1	2	3
Topography	2	3	1
Location wrt plant site	1	1	1
Seepage	1	2	3
Storm water management	2	3	2
Surface erosion/stability	3	2	1
Wind erosion	3	1	2
Ease of future expansion	1	1	1
Geotechnical	1	1	1
Operational supervision	3	3	1
Capital expenditure	2	2	3
Operational expenditure	2	2	1
Overall Ranking	22	23	20

1 - is most advantageous, 3 - is least advantageous.

16.17.4.1                                             Tailings Delivery System

The pre-feasibility level review of the various tailings delivery options suggests that the most appropriate method for the delivery of the Twangiza tailings to a TMF is via slurry transport.

16.17.5                               TMF Embankment Cross Section

To confirm the typical cross section required for the Twangiza TMF, preliminary stability calculations have been undertaken using SlopeW an internationally recognised modelling package using estimated strength parameters based on know properties of similar materials, Table 16-108, static analysis and phsudo static analysis using the above estimated seismic loading condition.

Table 16-108:                    Estimated Strength Parameters

	Unit Weight	Angle of Friction	Cohesion
	t/m3	Phi	C’
Tailings	14	25	0
Earthfill	18	30	5
Rockfill	20	40	0
Foundation	20	35	10

Three main cross sections were appraised which are typically used for construction of TMF, they are Upstream, Centreline and Downstream sections with a downstream slope profile of 1V:3H and an upstream of 1V:2H (where applicable).  A ‘worst case’ phreatic surface has also been modelled assuming that either tailings are being slurry discharged from the crest or, the supernatant pond is aligned adjacent to the embankments upstream face.

Cross sectional profiles for Options 1 and 4 have been addressed assuming (i) homogeneous earthfill construction and (ii) composite earthfill and free draining waste rockfill. The results for TMF Option 1 are and shown on Figure 16-26 and suggest that for

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seismic loading, the factor of safety will be at its minimum acceptable value.  Both centreline and upstream sections failed.

Figure 16-26: Stability Results for TMF 1

The preliminary stability analysis suggests that the downstream method of construction is required to develop the TMF for safely retain the Twangiza slurried tailings.

16.17.6                               TMF site Technical Screening

Following a preliminary stability evaluation , based on a high ground acceleration of 0.8 g, the downstream method of embankment raising has been used to estimate the respective TMF basic engineering data.  Where the TMF are to be aligned within river valleys, AMEC have assumed that an upstream diversion embankment will be constructed with a concrete culvert below the TMF footprint.  The side slope topography of the respective TMF sides are steep (greater than 1V:4H).  Side slope runoff diversion drains will consequently be cut into the slopes together with a 4 m wide road access.  The length of these diversion drains have been estimated for each option.  Based on site observations (where possible), review of local geology and topographic mapping for the area, each of the TMF site options has been technically assessed and screened assuming a 66 Mt storage capacity.  The primary objective was to review their site suitability, availability of the design storage, potential impacts on construction and operation such as hydrology, site elevation and construction material availability, leading to a preliminary economic evaluation.  A summary of the estimated basic engineering data is consequently summarised in Table 16-109.

Table 16-109: TMF Options Basic Engineering Data

	Maximum Crest		Tailings Delivery Distance from Plant Sites PP		Main Embankment		Saddle Embankment		River	Runoff	Embank	Clear
Option	Elevation (masl)	Storage (Mt)	West & PP East (km)		Length (m)	Height (m)	Length (m)	Height (m)	Diversion (m)	Diversion (m)	Volume (Mm3)	Area (ha)
1	2025	69	1500	2500	480	100	45	10	4000	11600	10	116
1A	2130	68	1000	1750	525	180	—	—	2700	5600	39	64
2	1915	69	3000	4000	540	140	70	30	3000	6900	26	76
3	1875	63	2200	2600	525	100	60	25	5000	10000	12	104
4	2180	40	1750	750	700	255	—	—	—	3500	152	51
5	2280	40	1500	2200	1000	180	—	—	—	4300	87	57
6	2025	66	2400	1400	700	125	30	10	2500	7100	19	93

Based on the generated Lidar scaled topographic plans for each TMF site, preliminary depth capacity curves have been developed for each option and the height of the main confining embankment estimated, suitable for retaining a total tailings volume up to 66 Mt.   Based on the analysis results, each site has been scored as summarised in Table 16-110.

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16.17.6.1                                             Geotechnical/Geological Conditions

The available topographic data and site visits indicated that the steep sided valleys and indigenous soils may provide suitable ground conditions for tailings dam construction.  The depth of bedrock has been assumed for each site based on the site notes and AMEC’s experience of TMF projects within the region.

16.17.6.2                                             Hydrology

The valley drainage networks inferred from local mapping are similar to that reviewed during the site visit.  Due to the limited side slope agriculture, silt laden runoff to the river is low.  However, extensive artisinal mining is evident at the sites, especially within the Mawana River, where alluvial gold is being worked.

Normal storm runoff from the adjacent slopes reporting to the TMF, will be intercepted by peripheral drains and discharged to the environment.  Where appropriate the upstream river flood flows will be diverted under the respective TMF.  The diversion of rivers around the TMF will not be possible due to the extensive earthworks requirement and the potential for the diversions to fail and adversely impact on the TMF.

16.17.6.3                                             Topography

In considering the transfer of tailings from the proposed plant sites to the respective TMF, a significant elevation change exists between the proposed plant sites (at elevations of 2150 masl and 2125 masl for western and eastern PP respectively), and the majority of the potential TMF options. To minimise the length of the pipelines, the tailings delivery and water return lines will require to be routed adjacent to the open pits, down the slope into the adjacent valleys where a secondary pump station and emergency ponds will be sited, then to the crest of the respective TMF.

16.17.7                               Operation & Development

The operation and development of the respective TMF options has been scored with respect to the size of the following facilities:

•                                         Upstream diversion dam

•                                         Type and length of river diversion

•                                         Length of peripheral runoff diversion drains (and associated access tracks)

•                                         Requirement for an emergency tailings storage facility to allow pipeline drainage

•                                         In addition to the above the facilities impact on the development of the adjacent open pit operations has been appraised and scored as defined in Table 16-111:

Table 16-111:       TMF Impact on Open Pit

Score	Impact
1	Remote from open pit
2	Adjacent to open pits - potential seepage constraints
3	TMF will encroach the TMF at closure
4	Small secondary saddle dam required to protect open pit at end of mine life
5	TMF will have the potential to encroach the open pit during the mine life

16.17.7.1                                             Technical Assessment Ranking

The technical assessment of each TMF option has been appraised by scoring each site with respect to its engineering parameters and estimated site conditions.  The scoring and ranking has been undertaken assuming two different possible process plant locations identified as PPWest (Option 1A) and PPEast and shown in Figure 16-25.  PPWest Option

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1B has not been reviewed as it overlies a fault and slope instability is evident.  The results are summarised in Table 16-112.

Table 16-112: TMF Options Engineering Rating

	Tailings delivery distance	Tailings delivery distance		Ops on			Basin	Secondary Pumping &		Side	Total Score		Ranking
Option	from PP West	from PP East	Capacity	Open Pit	Emb Volume	Foundation Treatment	Clearance Area	Emergency Storage	River Diversion	Slope Diversion	PP West	PP East	PP West	PP East
1	2	5	1	1	1	1	7	4	6	6	29	32	1	4
1A	1	3	3	5	5	3	3	2	4	3	29	31	1	3
2	7	7	1	2	4	4	4	2	5	4	33	33	5	5
3	5	6	1	2	2	3	6	3	7	7	36	37	7	7
4	4	1	7	2	7	5	1	4	1	1	32	29	3	1
5	2	4	7	1	6	7	2	4	1	2	32	34	3	6
6	6	2	1	1	3	5	5	4	3	5	33	29	5	1

16.18       Capital Expenditure Assessment Ranking

To confirm pre-feasibility level costs (±25%) of all the site options, an estimate of the capital expenditure (CAPEX) of the final civil works for has been prepared, based on the following information:

•                                         Pre-deposition and final civil construction quantities estimated from preliminary arrangement drawings included in this report

•                                         Estimated civil construction unit rates based on rates obtained for similar projects are summarised in Table 16-113.

Table 16-113:                    Unit Rates

Activity	Unit	Rate US$
Embankment Earthfill	m3	3.4
Embankment Rockfill	m3	2.0
Basin Clear	ha	2000
Topsoil Strip	m3	3
Rip and Compact	ha	5000
U/S Diversion Dam	m3	3.4
River Culvert	m	1500
Peripheral Diversion Drains	m	1000
River Crossing	Sum	50000
Emergency Drain Pond	Sum	100000
Tailings Delivery Line	m	400
Decant	no	80000
Water Return Pipe Line	m	200

The main civil engineering quantities required to develop each facility have been estimated based on existing topographical information, downstream construction and where possible the supernatant adjacent to the main embankment.  A resume of the individual quantities and estimated completion costs are summarised on Table 16-114 for PPwest and PPeast.

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Table 16-114: Estimated TMF Option costs for retaining 66Mt

		Rate	TMF 1		TMF 1a		TMF 2		TMF 3		TMF 4		TMF 5		TMF 6
Activity	Unit	US$	QTY	Cost US$	QTY	Cost US$	QTY	Cost US$	QTY	Cost US$	QTY	Cost US$	QTY	Cost US$	QTY	Cost US$
Embankment Earthfill	m3	3.4	1392596.67	4,734,829	5,250,427	17,851,451	3,463,005	11,774,217	1,602,630	5,448,942	20,224,625	68,763,725	11,336,680	38,544,712	2,316,500	7,876,100
Embankment Rockfill	m3	2	5570386.67	11,140,773	21,001,707	42,003,413	13,852,020	27,704,040	6,410,520	12,821,040	80,898,500	161,797,000	45,346,720	90,693,440	9,266,000	18,532,000
Basin Clear	ha	2000	116.3	232,600	64.2	128,400	75.7	151,400	104.4	208,800	44.6	89,200	56.7	113,400	93.0	186,000
Topsoil Strip	m3	3	174450	523,350	96300	288,900	113550	340,650	156600	469,800	66900	200,700	85050	255,150	139500	418,500
Rip and Compact	ha	5000	58.15	290750	32.1	160500	37.85	189250	52.2	261000	22.3	111500	28.35	141750	46.5	232500
Peripherial Diversion Drains & Access Road	m	750	11600	8,700,000	5600	4,200,000	6900	5,175,000	10000	7,500,000	2800	2,100,000	3500	2,625,000	7100	5,325,000
U/S Diversion Dam	m3	3.4	100000	340,000	100000	340,000	100000	340,000	100000	340,000	0	0	0	0	100000	340,000
River Culvert	m	1500	4000	6,000,000	2700	4,050,000	3000	4,500,000	4000	6,000,000	0	0	0	0	2500	3,750,000
River Crossing	Sum	50000	1	50,000	0	0	0	0	0	0	1	50,000	1	50,000	1	50,000
Emergency Drain Pond	Sum	100000	1	100,000	0	0	0	0	0	0	1	100,000	1	100,000	1	100,000
Decant	Sum	80000	1	80,000	1	80,000	1	80,000	1	80,000	1	80,000	1	80,000	1	80,000
			Sub Total	32,192,302		69,102,664		50,254,557		33,129,582		233,292,125		132,603,452		36,890,100
Western Process Plant
Water Return Pipe Line	m	200	1500	600,000	1000	408,000	3000	1,124,000	2200	972,000	1750	748,000	1500	520,000	2400	520,000
Tailings Delivery Line	m	400	7300	1,460,000	3800	700,000	6450	1,332,000	7200	936,000	3150	340,000	3250	664,000	5950	664,000
			Sub Total	2,060,000		1,108,000		2,456,000		1,908,000		1,088,000		1,184,000		1,184,000
Eastern Process Plant
Water Return Pipe Line	m	200	2500	500,000	1750	350,000	4000	800,000	2600	520,000	750	150,000	2200	440,000	1400	280,000
Tailings Delivery Line	m	400	8300	3,320,000	4550	1,820,000	7450	2,980,000	7600	3,040,000	2150	860,000	3950	1,580,000	4950	1,980,000
			Sub Total	3,820,000		2,170,000		3,780,000		3,560,000		1,010,000		2,020,000		2,260,000

Sub Total PPEast		34,252,302	70,210,664	52,710,557	35,037,582	234,380,125	133,787,452	38,074,100
Unmeasured Items	20%	6,850,460	14,042,133	10,542,111	7,007,516	46,876,025	26,757,490	7,614,820
Preliminary & General	15%	5,137,845	10,531,600	7,906,584	5,255,637	35,157,019	20,068,118	5,711,115
Total PP East		46,240,608	94,784,396	71,159,252	47,300,736	316,413,169	180,613,060	51,400,035
US$ per Tonne		0.70	1.44	1.08	0.72	4.79	2.74	0.78
Sub Total PPWest		36,012,302	71,272,664	54,034,557	36,689,582	234,302,125	134,623,452	39,150,100
Unmeasured Items	20%	7,202,460	14,254,533	10,806,911	7,337,916	46,860,425	26,924,690	7,830,020
Preliminary & General	15%	5,401,845	10,690,900	8,105,184	5,503,437	35,145,319	20,193,518	5,872,515
Total PP East		48,616,608	96,218,096	72,946,652	49,530,936	316,307,869	181,741,660	52,852,635
US$ per Tonne		0.74	1.46	1.11	0.75	4.79	2.75	0.80

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The estimated costs for the respective TMF options suitable for the safe surface storage of up to 66 Mt of mine waste tailings are summarised for each process plant site on Table 16-115 and scored in accordance with the appropriate cost ranged as defined in Table 16-116.

Table 16-115: Total Option Costs (66Mt) and Ranking

	Western Process Plant Estimated Costs					Eastern Process Plant Estimated Costs
Option	Civils	Pipelines	P&G’s etc	Total	Score	Civils	Pipelines	P&G’s etc	Total	Score
	US$M	US$M	US$M	US$M		US$M	US$M	US$M	US$M
TMF 1	32.2	2.1	12.0	46.2	2	32.2	3.8	12.6	48.6	2
TMF 1a*(1)	69.1	1.1	24.6	94.8	4	69.1	2.2	14.3	85.5	4
TMF 2	50.3	2.5	18.4	71.2	3	50.3	3.8	18.9	72.9	3
TMF 3	33.1	1.9	12.3	47.3	2	33.1	3.6	12.8	49.5	2
TMF 4	233.3	1.1	82.0	316.4	12	233.3	1.0	82.0	316.3	12
TMF 5	132.6	1.2	46.8	180.6	8	132.6	2.0	47.1	181.7	8
TMF 6	36.9	1.2	13.3	51.4	3	36.9	2.0	13.7	52.6	3

*(1) TMF 1a will encroach the open pit operations

Table 16-116: Price Range

Range	Score	Range	Score
US$M		US$M
0 - 25	1	25- 50	2
50 -75	3	75 -100	4
100 -125	5	125 -150	6
150 -175	7	175 -200	8
200 -225	8	225 -250	10
250 - 275	11	275 - 300	12

The analysis suggests that TMF 1, 3 and 6 have similar development costs of some US$ 50 million (US$ 0.75/tonne tailings).  Due to a high 255 m high retention embankment required to safely retain 66 Mt of mine tailings for TMF4; this option is the most expensive at approximately US$ 316 million (US$ 4.79/tonne tailings).  AMEC envisage that this high cost can be partially mitigated by the programming the sequential development of a waste dump downstream of TMF4, to develop a suitable upstream storage volume suitable for retaining part of the total tailings product.  This type of ‘co-disposal’ facility can only be designed and developed following formation of an adjacent waste dump.

16.19       Option study conclusions

The estimated scores for the preliminary environmental, engineering and economic evaluation analysis have been totalled and an overall score and rank estimated as summarised in Table 16-117.

For tailings discharged from a western process plant facility TMF 1 has the lowest score and has been ranked first, followed by TMF 1a and TMF 6.  TMF 1a cannot be initially developed as Banro firstly, anticipate that the alluvial gravels evident within the invert of the Mwana River, will be recovered into process and secondly, it may be constrained by the adjacent open pit operations.

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Table 16-117:       Overall Option Score & Ranking

Option	Environmantal	Engineering	Economics	Total Score	Final Rank
Tailings Discharged from Western Process Plant
TMF 1	9	29	2	40	1
TMF 1a	8	29	4	41	2
TMF 2	12	33	3	48	5
TMF 3	14	36	2	52	7
TMF 4	8	32	12	52	6
TMF 5	8	32	8	48	5
TMF 6	8	33	3	44	3
Tailings Discharged from Eastern Process Plant
TMF 1	9	32	2	43	2
TMF 1a	8	31	4	43	2
TMF 2	12	33	3	48	4
TMF 3	14	37	2	53	7
TMF 4	8	29	12	49	4
TMF 5	8	34	8	50	6
TMF 6	8	29	3	40	1

For tailings discharged from an eastern process plant facility, TMF 6 has the lowest score and has been ranked first, followed by TMF 1 (and TMF 1a).

The scores for TMF 4 and 5 are high primarily due to the volume of downstream embankment material.  It is possible that with the development of the Twangiza Main waste dump to the SE, a co-disposal TMF operation could be addressed.  The potential for utilising this type of co-disposal facility should be reviewed at the feasibility design stage.

16.20       Option study Recomendations

Based on the environmental, engineering and economic option studies AMEC recommend the following:

•                                         TMF 1 is the preferred site option for the development of a 66 Mt tailings depository is a western process plant is developed.

•                                         TMF 6 is the preferred site option for the development of 66 Mt tailings depository if an eastern process plant is developed.

•                                         TMF 4 should be addressed at the feasibility stage and its potential for operating a co-disposal system, with stripped overburden, investigated (note this system will only provide a partial storage facility for the mine tailings).

•                                         Planning for the development of TMF 1a will require to be deferred until the underlying alluvial gravels have been reclaimed and the adjacent open pit shell plan has been finalised.

•                                         To mitigate against TMF slope failure due to a high seismic event, the downstream method of construction will be required.

•                                         The downstream embankment cross section will comprise a zoned earthfill/free draining waste rock profile with a low permeability upstream face.

•                                         Concrete culvert river diversions will be required below TMF formed within the Mwana and Twangiza River alignments.

•                                         Peripheral drains will be required adjacent to the TMF full supply level to intercept normal runoff and direct it safely to the environment.

•                                         The peripheral drains will be aligned along the peripheral access roads and future tailings delivery and water reclaim pipeline routes.

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•                                         Suitable low permeability earthfill should be available at the project site.  The actual volume will require to established at the feasibility stage.

•                                         Free draining waste rock will be sourced from the open pit stripping works.  The actual suitability and volume will require to be confirmed by geotechnical evaluation proposed for the projects feasibility study stage.

•                                         Tailings will be delivered to the preferred TMF by slurry transport.

•                                         Supernatant water will be recovered from the TMF for use in the process plant.

•                                         The supernatant pond will be confined adjacent to the upstream face of the TMF main embankment.

AMEC recommend that each of the preferred sites are appraised to feasibility level and that the following activities are undertaken at the respective sites, unless indicated otherwise:

•                                         Condemnation drilling within the environs of PP west and PP East

•                                         Condemnation drilling within the environs of TMF 1 and TMF 6.

•                                         Condemnation drilling within the foundation area of the future waste dumps to be formed adjacent to TMF 4.

•                                         Geotechnical and geochemical analysis of tailings derived from bench scale process test work

•                                         Confirmation of project mass balance for both process options

•                                         Confirmation of project process flow sheet with particular focus on tailings discharge pulp densities.

•                                         Topographical survey of each preferred TMF site to establish the main embankment cross-section and retention volume.

•                                         Geotechnical investigation within the TMF foundation area, inundation basin and potential open pit borrow area

•                                         Geochemical investigation of the potential stripped overburden for each open pit to appraise ARD potential and its use within civil works.

•                                         Hydrogeological investigation within the respective TMF basin area to establish soil permeabilities and bedrock transmisivity

•                                         Geotechnical investigation of sand and alluvial gravel borrow areas with particular reference in identifying suitable material for the 0.6 m thick HL pad cushion layer

•                                         Seismic risk analysis

•                                         Further environmental assessment to confirm the preliminary findings.

The future Bankable Feasibility Study should address the following design activities:

•                                         Establishment of geotechnical foundation and construction material design parameters

•                                         Establishment of hydrogeological design parameters

•                                         Establishment of tailings geotechnical and geochemical design parameters

•                                         Establishment of the agglomerated or geotechnical design parameters

•                                         Review of regional geology

•                                         Review of regional hydrology based on a minimum 30 year record from adjacent meteorological stations

•                                         Confirm TMF depth capacity calculations based on a sloping beach profile

•                                         Meteorological water balance and design flood estimation

•                                         TMF flood water management design

•                                         TMF Basin and embankment seepage analysis

•                                         Project water balance

•                                         Static and pseudo-static stability analysis

•                                         TMF Deposition modelling

•                                         TMF Embankment drainage systems

•                                         Review of TMF basin treatment requirements (if any)

•                                         TMF Toe drainage facilitates

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•                                         Seepage return systems for TMF project

•                                         Confirmation of sequential development stages

•                                         Material transport system (slurry transport analysis for the TMF)

•                                         TMF water abstraction facility

•                                         TMF return water pipeline

•                                         HL leachate application system

•                                         Access roads

•                                         Peripheral drains

•                                         Stability and environmental instrumentation

•                                         Closure requirements, detoxification, dry cover and surface discharge channels.

•                                         Estimation of construction quantities for each development stage

•                                         Development of a bill of quantities for issue to local contractors for budget pricing

•                                         Environmental review based on the approved Environmental Impact Assessment and Central African legislation.

•                                         Economic evaluation to ± 15%.

•                                         Bankable feasibility reporting to a level suitable for presentation to international funding organisations.

17.       INTERPRETATION AND CONCLUSIONS

The historical and recent data collated for the Twangiza Property indicate good potential for further increasing the already established multi-million ounce gold resource at the Twangiza Main and North deposits and in particular at other targets on the property. The mineralisation is associated with tungsten-tin related magmatism hosted by Proterozoic sediments of the Kibaran Metallogenic Province (KMP). This class of gold deposit has been recognised in many parts of the world, and is known to have the potential for hosting world-class resources.

The sediments at the Twangiza Main and North deposits have been intruded by feldspar porphyry sills and the resultant package has been folded into a tight upright fold. The feldspar porphyry intrusives appear to have undergone brittle deformation prior to the mineralizing hydrothermal event, most likely when the sediments were folded. Structures and mineralized hydrothermal fluids are believed to have exploited the contact between the feldspar porphyry intrusives and sediments and brittle fracturing in the sills.

The upright tightly folded anticlines have been affected by a cross-folding resulting in a dome and basin fold pattern. Twangiza is believed to represent a domal feature as mineralization appears to plunge both to the north and south.

The mineralization controls are interpreted to be:

•                  Lithological, with the brittle and more chemically reactive feldspar porphyry intrusives hosting the majority of the mineralization. Mineralization is hosted in the sediments but to a lesser extent.

•                  Folding in that the intrusives appear to have been emplaced prior to the folding as they are folded themselves. The folding has resulted in brittle deformation of the intrusives which has resulted in a favourable plumbing system.

•                  Shearing, with the contact between the sediments and intrusives being sheared resulting in favourable fluid path.

Banro completed initial drilling at Twangiza in 1998 and recommenced exploration in October 2005. Drilling has been ongoing at Twangiza since and a number of resource estimates have been announced in the interim.

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In July 2007 a preliminary assessment (i.e. a scoping study) of the Twangiza Project was completed.

Banro announced its most recent resource update in January 2008 following the completion of some infill drilling on the Twangiza Main and North deposits as follows :

•                  Measured Resource of 1.315 million ounces based on 14.510 million tonnes, grading at 2.82 g/t Au, using a cut-off grade of 1.0 g/t Au.

•                  Indicated Resource of 2.558 million ounces based on 39.119 million tonnes, grading at 2.03 g/t Au, using a cut-off grade of 1.0 g/t Au.

•                  Inferred Resource of 2.705 million ounces of gold, based on 46.188 million tonnes, grading 1.82 g/t Au, using a cut-off grade of 1.0 g/t Au.

In July 2008, following the completion of additional drilling aimed at converting the remaining Inferred Mineral Resources into Indicated and Measured categories, SRK (UK) estimated Mineral Resources at a cut off grade of 0.5 g/t Au as follows:

Table 17-1: Mineral Resources at a cut off grade of 0.5 g/t Au

Mineral Resource Category	Tonnes	Grade (g/t Au)	Ounces
	(Million)		(Million)
Measured	16.7	2.59	1.39
Indicated	42.5	1.72	2.35
Measured & Indicated	59.2	1.96	3.74
Inferred	10.0	1.80	0.60

The July 2008 Mineral Resource Statement differs from Banro’s January 2008 statement owing to improved technical, economic and metallurgical understanding and some changes in approach, the more significant of which are described here. Principally, SRK(UK) has restricted the Mineral Resource to a US$ 910 /oz Whittle pit shell below which the mineralisation model is not considered to have reasonable prospects of economic extraction. This approach is now considered best practice and is in line with the methods used by major mining houses in their public reporting. Secondly, the cut-off grade now used is 0.5 g/t gold compared to 1.0 g/t gold previously used by Banro. The effect of this has been partly offset by SRK(UK)’s slightly tighter wireframing and grade estimation parameters. Thirdly, slightly lower densities have been used in the weathered material based on a greater number of measurements than were previously available.

The lower-cut off grade has resulted in a 10% increase in Measured and Indicated tonnage at a 13% reduced grade for a 3.5% reduction in gold content. The pit restriction has resulted in a significant reduction in Inferred Mineral Resource given that deeper areas of fresh mineralisation are now considered unlikely to be mined economically assuming a US$ 910 gold price. There remains potential to increase the Mineral Resource contained in the Pre-Feasibility Study pit should additional planned drilling support SRK(UK)’s expectation of extensions to mineralisation in these areas. A number of flanking structures remain open along strike and these may add incremental oxide and transitional Mineral Resources if further drilling supports their continuity.

The field exploration work undertaken from mid-October 2005 to date is compliant with NI 43–101. The current Mineral Resource estimates conform to the reporting standards of NI 43–101.

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A pre-feasibility study of the Twangiza Project was completed in July 2008 and the results are summarized in this report.  Pit optimization mining studies were undertaken on the Measured and Indicated Mineral Resources from which mining schedules were estimated.  Results from metallurgical testwork of the various ore types at Twangiza were used to determine metallurgical recoveries and determine the gravity/Carbon-in-Leach (CIL) processing flow sheet.  Infrastructural and site services were estimated for the Project together with the hydroelectric power option.

An economic model and financial analysis of Twangiza was undertaken based on the following assumptions in Table 17-2 below:

Table 17-2:             Economic Model and Financial Analysis

	UNIT	ASSUMPTION
Revenue
Gold Price	(US$/oz)	850
Discount Rate	(%)	5.0%
Fuel Prices
Diesel	US$/l	1.60
Power Costs
HEP Costs	US$/kWh	0.025
Fiscal
Tax Free Holiday	Years	10
Tax Rate Year 0 -10	(%)	0.0%
Tax Rate > 10 years	(%)	30%
Royalty (Government)	(%)	0.0%
Administration Tax	(%)	5.0%
Depreciation	(%)	0.0%
Depreciation Period	Years	10
Conversion Factors
Kilograms to Ounces	(kg/troy oz)	32.1505
Diesel Fuel Density	(t/ m3)	0.85
Hydro Density	(t/ m3)	0.97
Exchange Rate	Rand:Dollar	ZAR8:US$1

Refining Charges, Dore Transport and Insurance	US$/oz	5.00

Percent Capital Expenditure (Year 1)%		30.0%
Process Plant Residual Value	%	5.0%
Power Plant Residual Value	%	30.0%
Mining Equipment Residual Value	%	5.0%
Vehicles	%	10.0%

The results of the financial analysis for the Twangiza hydroelectric option are summarized in Table 17-3 below:

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Table 17-3:           Summary of Financial Analysis

Summary of Financial Analysis

	Units	PFS
Gold Annual Production- First 3 years	oz	345,125
Gold Annual Production- LoM	oz	236,144
Cash Operating Costs - First 3 years	US$/oz	212
Cash Operating Costs – LoM	US$/oz	345
Post Tax NPV at discount rate of 5%	US$ million	352
Payback time	years	2.78
Project net cash flow after tax and capex	US$ million	583

The results of the pre-feasibility study of the Twangiza Project are encouraging and warrant the progression of the Twangiza Project to the bankable feasibility study stage.

The estimated capital costs include the full hydro electric power plant capital, which has increased by some US$40million compared to the Scoping Study, however Banro will seek third party funding of the hydro electric power plant and discussions are underway with a number of outside parties.

Note: Scenario 1 under sensitivities below examines the Base Case.

Note: Scenario 2 under sensitivities below examines the scenario where estimated capital costs are US$580.582 million less US$57.789 million for the contractor mining fleet. (i.e US$522.793 million capital expenditure).

Note: Scenario 3 under sensitivities below examines a US$447.818 million scoping level project capital expenditure estimate based on using a contractor mining fleet with a single stream plant.

The 3 stream plant has a bigger footprint requiring more earthworks because of topography.

Sensitivities

Calculated sensitivities show the significant upside leverage to gold prices and robust nature of the projected economics to operating assumptions. These sensitivities could also be indicative of a more economical process plant design that will be reviewed within the bankable phase of the study.

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Scenario 1 - Base Case

Table 17-4: Sensitivity Scenario 1 Gold Price

Gold Price	IRR	NPV US$ million at different discount rates
US$/oz	%	0%	5%	10%
700	9.6%	237	92	7
850	20.5%	583	352	196
1000	29.8%	928	611	398

Table 17-5: Sensitivity Scenario 1 Capex

CAPEX Change	IRR	NPV US$ million at different discount rates
%	%	0%	5%	10%
-10%	24.6%	641	407	249
+10%	17.1%	525	296	143

Table 17-6: Sensitivity Scenario 1 Operating Costs

OPEX Change	IRR	NPV US$ million at different discount rates
%	%	0%	5%	10%
-10%	22.4%	662	408	238
+10%	18.5%	503	295	153

Table 17-7:  Sensitivity Scenario 1 Fuel Price

Fuel Price Change	IRR	NPV US$ million at different discount rates
%	%	0%	5%	10%
-10%	20.8%	592	359	201
+10%	20.2%	573	344	190

Scenario 2 - Contract Mining Option (Contractor option where mining fleet is purchased by the contractor. This will impact on costs by an estimated US$30/oz, increasing the total operating cash cost to US$375/oz).

Table 17-8: Sensitivity Scenario 2 Gold Price

Gold Price	IRR	NPV US$ million at different discount rates
US$/oz	%	0%	5%	10%
700	13.1%	293	147	47
850	24.7%	639	406	249
1000	34.7%	984	666	451

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Table 17-9: Sensitivity Scenario 2 Capex

CAPEX Change	IRR	NPV US$ million at different discount rates
%	%	0%	5%	10%
-10%	29.1%	691	456	297
+10%	21.0%	586	357	202

Table 17-10: Sensitivity Scenario 2 Operating Costs

OPEX Change	IRR	NPV US$ million at different discount rates
%	%	0%	5%	10%
-10%	26.7%	718	463	291
+10%	22.7%	559	350	207

Table 17-11: Sensitivity Scenario 2 Fuel Price

Fuel Price Change	IRR	NPV US$ million at different discount rates
%	%	0%	5%	10%
-10%	25.0%	648	414	255
+10%	24.4%	629	399	243

Scenario 3 - Contractor Mining/Single Stream Plant
(Capital expenditure further reduced by footprint and single stream plant).

Table 17-12: Sensitivity Scenario 3 Gold Price

Gold Price	IRR	NPV US$ million at different discount rates
US$/oz	%	0%	5%	10%
700	19.0%	366	218	117
850	31.8%	711	478	319
1000	42.8%	1,057	737	521

Table 17-13: Sensitivity Scenario 3 Capex

CAPEX Change	IRR	NPV US$ million at different discount rates
%	%	0%	5%	10%
-10%	36.7%	756	520	359
+10%	27.6%	666	436	279

Table 17-14: Sensitivity Scenario 3 Operating Costs

OPEX Change	IRR	NPV US$ million at different discount rates
%	%	0%	5%	10%
-10%	33.8%	791	535	361
+10%	29.6%	632	421	277

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Table 17-15: Sensitivity Scenario 3 Fuel Price

Fuel PriceChange	IRR	NPV US$ million at different discount rates
%	%	0%	5%	10%
-10%	32.1%	721	485	325
+10%	31.4%	702	470	313

The above financial analysis does not take into account ongoing exploration, financing, interest or working capital costs, but does estimate ongoing capital requirements.

18.       RECOMMENDATIONS

Despite the recent abnormally high price increases in fuel, steel and other consumables, the project economics are considered to have remained positive and it is recommended that the project be moved seamlessly to a formal Bankable Feasibility Study by the end of 2008. This will largely involve the inclusion of more infill drilling and a further resource update, further pit optimization, as well as optimizing the engineering studies and design, including the incorporation of further metallurgical and geotechnical investigations.

Recommendations – Exploration

•                  Continue with regional exploration to define known mineralization as well as identify new targets. Continued exploration along the flanks and on the eastern limb of the Twangiza anticline may provide additional Mineral Resources where gaps currently exist inside US$ 910 /oz pit limits and where extensions to sparse intersections flanking the deposit remain untested.

•                  Diamond drilling to test soil geochemical anomalies in order to generate additional Indicated and Inferred Mineral Resources.

•                  Infill diamond drilling in the area below the adit data to a depth of  50 – 70 m below the surface where currently large portions of Indicated material rely on relatively wide spaced data. It is noted that these areas are difficult to access due to previous artisanal mining activity. Such infill drilling should strive to convert more Indicated Mineral Resource to the Measured Mineral Resource category to improve confidence in the early mine schedule affecting the project pay back period.

•                  Close spaced drilling clusters or crosses in three or four parts of the deposit to confirm short scale continuity of the mineralisation and to allow a conditional simulation to be completed if necessary.

•                  The Valley Fill Mineral Resources are currently classified as Inferred Mineral Resources, therefore more drilling / sampling will be required before it can be included in the mine plan.

•                  Geotechnical drilling to better assess pit slope stabilities for the proposed open pits.

•                  Complete sterilization investigation at preferred tailings site location and undertake complete geotechnical assessment.

•                  Complete geotechnical site investigation on preferred process plant location and other infrastructure sites (i.e. hydro electric facility, access roads, haul roads, waste dumps, and accommodation village).

Recommendations – Other

•                  Refine the geological model and update the resource model, and subsequently convert the mineral resources to mineral reserves on completion of optimized pit designs.

•                  Compilation of the geological and sampling database into a secure database system and move away from storage of files in Microsoft Excel.

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•                  Update historical drill logs and complete basic recoding of historical logs where possible using the current protocols. The aim of this programme would be to ensure all data captured from diamond core drilling is in one format.  Attention should be paid to the critical factors for the Mineral Resource model including rock types, oxidation codes, weathering and hardness. The updated data should be integrated into the database so all data is accessible from one location where possible.

•                  Inclusion of the 20 CME boreholes (drilled 1997 /1998) not used in the current estimates.

•                  Onsite review of the geological wireframes by site geologists. The rock type field is extremely important at Twangiza in the estimating the recoverable resources, due to the variable recoveries within the transitional and fresh rock for porphyry and carbonaceous metasediments.

•                  Extension of the geological wireframes and interpretations beyond the current pit design. The current porphyry wireframes lie mainly within the current pit limits. A syncline to the east of the Twangiza Anticline has been noted from deposit scale mapping. Interpretations should be extended to confirm the location of the hinge zone for the syncline as it could impact on the pit slope design.

•                  Introduction of dates into the capture of quality control which will aid reviews across multiple standards. Current investigations are live and problems should be addressed at the time, but will help aid in monthly / quarterly reviews.

•                  To date the focus of the sampling has been for resource estimation purposes based only on gold assays inside the mineralised zones. Other factors such as sulphur levels in the waste rocks will be important and should be modelled in the Feasibility Study.

•                  Completion of a feasibility study to provide increased confidence on the economic viability of the Twangiza Project.  For completion of the feasibility study, the following will need to be undertaken in addition to the infill drilling:

•                  Additional metallurgical testwork to further define the chemical and physical characteristics of the various ore material types in order to optimise plant recoveries and further define the processing plant flowsheet.

•                  Undertake a bankable feasibility study on the hydroelectric potential for the Twangiza Project.

•                  Further define access and transportation routes.

•                  Complete a bankable feasibility Environmental and Social Impact Assessment for the Twangiza Project.

•                  Further define capital and operating costs and reduce contingency costs.

19.       PROGRAMME

The timeline for implementation of this project incorporates some long lead items with deliveries in the order of 2 to 2½ years. To minimize the impact of such critical path items, the intention is to place orders for these items as their design requirements are finalized while entering the bankable feasibility study stage. Due to the nature of the site location and consequential terracing requirements, bulk earthworks for the process plant have been programmed over a 12 month period. This work will be staged to allow for an overlapped start of civil works and related mechanical and structural erection.

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20.       REFERENCES

Charter Consolidated Limited. 1975. Twangiza Gold Project, Economic Assessment.

Naas, C.O., 2003.                 Review and Mineral Resource Update of the Twangiza Property, Kivu Province, Democratic Republic of the Congo for Banro Corporation by CME Consulting Ltd.

Skead, M. B., March 2006.                                               NI 43-101 Technical Report, Twangiza Project, South Kivu, Province, Democratic Republic of the Congo.

Skead, M. B., Nov., 2006.                  Third NI 43-101 Technical Report, Twangiza Project, South Kivu Province, Democratic Republic of the Congo.

Skead, M. B., March., 2007.              Fourth NI 43-101 Technical Report, Twangiza Project, South Kivu Province, Democratic Republic of the Congo.

Report on Hydroelectric Power Supply for Namoya and Twangiza Projects, DRC; Ref No. VA303-86/1-2 dated 7 June 2007.

SGS Report Metallurgical Testwork Ref No.: MET REPORT 07/U82/TWAN

Standards

The following standards and specifications were adhered to:-

•                  National Instrument 43-101, including Form 43-101F1

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21.       DATE AND SIGNATURE PAGE

The “qualified persons” (within the meaning of NI 43-101) for the purposes of this report are Neil Senior of SENET, Martin Pittuck of SRK (UK) and Wally Waldeck of SRK (SA) .  The effective date of this report is August 13, 2008.

Signed the 13th day of August, 2008.

(signed) “Neil Senior”
Neil Senior
Consulting Principal Process Engineer
SENET

(signed) “Martin Pittuck”
Martin Pittuck
Principal Resource Geologist
SRK Consulting (UK) Limited

Signed “H.G. Waldeck”
H.G. Waldeck
SRK Consulting (South Africa)
Partner

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22. CERTIFICATES OF QUALIFIED PERSONS

22.1              Neil Senior

Certificate of Qualified Persons - Mr. Neil Senior

I, Neil Senior, do hereby certify that:

1.                                       I am the Joint Managing Director of SENET, Modder House, No.1 High Street, Moddercrest Office Park Modderfontein 1609, South Africa, and have been employed in this position since 1989.

2.                                      I am a graduate of Cranfield University, United Kingdom, and obtained an MSc degree in Mechanical Engineering in 1972 and a registered South African Professional Engineer (Pr. Eng.) since 1980.

3.                                      I have practised my profession continuously for some 35 years since graduating, have sponsored and managed various process plant EPCM contracts in remote parts of Africa.

4.                                      I am a Fellow of the South African Institute of Mining and Metallurgy (SAIMM).

5.                                      I have read the definition of “qualified person” set out in the National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.                                      I am responsible for each of the sections of the technical report dated August 13, 2008 and entitled “Pre-Feasibility Study NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo” (the “Report”), other than sections 3 to 13, sections 15 to 15.3.2 and sections 16.1 to 16.10.

7.                                      I was responsible as Project Sponsor for the pre-feasibility study on behalf of SENET.

8.                                      I do not own or expect to receive any interest (direct, indirect or contingent) in the property described herein.  I am independent of Banro Corporation as described in section 1.4 of NI 43-101.

9.                                      I have not had any prior involvement with the property which is the subject of the Report.

10.                                I have read NI 43-101 and the Report has been prepared in compliance with NI 43-101, including Form 43-101F1.

11.                                As of the date of this certificate, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading.

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12.                                I consent to the filing of the Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Report.

Dated the 13th day of August, 2008

Signature of Neil Senior

MSc. Mech. Eng. FSAIMM

SENET

Joint Managing Director

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22.2              Martin Pittuck

Certificate of Qualified Persons - Mr. Martin Pittuck

I, Martin Pittuck, do hereby certify that:

1.               I reside at 25, Plasturton Gardens, Pontcanna, Cardiff, United Kingdom, CF11 9HG.

2.               I am a graduate with a Master of Science in Mineral Resources gained from Cardiff College, University of Wales in 1996 and I have practiced my profession continuously since that time.

3.               I am a professional member of the Institute of Materials, Minerals and Mining (Membership Number 49186) and I am a Chartered Engineer.

4.               I am a Principal Resource Geologist with SRK Consulting (UK) Ltd, a firm of consulting mining engineers.

5.               I have experience with precious metal deposits and resource estimation techniques.

6.               I have read the definition of “qualified person” set out in the National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

7.               I am responsible for sections 3 to 13 and sections 15 to 15.3.2 of the technical report dated August 13, 2008 and entitled “Pre-Feasibility Study NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo” (the “Report”).

8.               I have visited the Twangiza property most recently on 16th April, 2008 and several times previously.

9.               Neither I, nor any affiliated entity of mine, own either directly or indirectly, nor expect to receive, any interest in the properties or securities of Banro Corporation, or any associated or affiliated companies.  Neither I, nor any affiliated entity of mine, have earned the majority of our income during the preceding three years from Banro Corporation, or associated or affiliated companies.  I am independent of Banro Corporation as described in section 1.4 of NI 43-101.

10.         I have not had any prior involvement with the property which is the subject of the Report.

11.         I have read NI 43-101 and the Report has been prepared in compliance with NI 43-101, including Form 43-101F1, and in conformity with generally accepted international mining industry practices.

12.         As of the date of this certificate, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading.

255

13.         I consent to the filing of the Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Report.

Dated the 13th day of August, 2008.

Signature of Martin Pittuck

MIMMM, C.Eng

SRK (UK) Ltd

Principal Resource Geologist

256

22.3              H.G. Waldeck

Certificate of Qualified Persons - Mr. H.G. Waldeck

I, H.G. Waldeck, do hereby certify that:

1.                                       I am a Partner of SRK Consulting (South Africa) (Pty) Ltd., 265 Oxford Road, Illovo South Africa.

2.                                       I am a graduate of the University of Pretoria with a BSc in Mining Engineering obtained in 1971.  I obtained a MBA from the University of Potchefstroom in 1975. I have practised my profession continuously since 1972.

3.                                       I was awarded a Mine Manager’s Certificate of Competency (Metalliferous) in 1974 and have been registered as a Professional Engineer with the Engineering Council of South Africa (Registration No 910077) since 1991.  I am a Fellow of the South African Institute of Mining and Metallurgy and an Associate Member of the Association of Mine Managers of South Africa.

4.                                       I have worked as a mining engineer for a total of 36 years since my graduation from university.

5.                                       I have read the definition of “qualified person” as set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.                                       I am responsible for sections 16.1 to 16.10 of the technical report dated August 13, 2008 and entitled “Pre-Feasibility Study NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo” (the “Report”).

7.                                       I have visited the Twangiza property in person on 02 December 2007.

8.                                       I have had no prior involvement with the property that is the subject of the Report.

9.                                       I am independent of Banro Corporation as described in section 1.4 of NI 43-101.

10.                                 I have read NI 43-101 and the Report has been prepared in compliance with NI 43-101, including Form 43-101F1.

11.                                 As of the date of this certificate, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading.

257

12.                                 I consent to the filing of the Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Report.

Dated the 13th day of August, 2008.

Signature of H.G. Waldeck

B.SC(ENG), MBA

SRK Consulting (South Africa)

Partner

258

Appendix I

Alluvial Gold Potential of the Mwana River:
Preliminary Evaluation

TWANGIZA PROJECT

ALLUVIAL GOLD POTENTIAL OF THE

MWANA RIVER:

PRELIMINARY EVALUATION

HGF 10.1.07

CONTENTS

1.	INTRODUCTION	4

2.	MWANA RIVER VALLEY	4

	2.1 General Characteristics	4

	2.2 Alluvium	6

	2.2.1 Aerial Extent and Thickness	6

	2.2.2 Sediment Characteristics	6

	2.2.3 Sediment Size Distribution	8

3.	ALLUVIAL SAMPLING PROGRAMME	8

	3.1 Samples for Gold Analysis	8

	3.2 Samples for Relative Density Determination	9

4.	RESULTS	9

	4.1 Size Fraction Analysis	9

	4.2 Gold Contents	9

	4.3 Relative Density Tests	11

5.	RESOURCE ESTIMATE	13

6.	CONCLUSIONS AND RECOMMENDATIONS	14

	LIST OF FIGURES

1.	Mwana River Alluvial Sampling – Locality Plan	5

2.	Location of Sampling Sites and Traverses	7

3.	Average Particle Size Distribution for Lines 1– 17	10

4.	Average Gold Grades for Lines 1 – 17	12

	LIST OF TABLES

1.	Summary of Sediment Size Fraction Data, Mwana River Alluvials	9

2.	Summary of Gold Assay Data, Mwana River Alluvials	11

3.	Average Gold Grades for Lines 1 – 17	13

4.	Relative Density Measurements of Alluvium, Mwana River	13

5.	Mwana River Alluvials – Estimated Gold Content	15

ii

	LIST OF PLATES

1.	General View of the Twangiza terrain and Mwana River valley	18

2.	Ancient alluvial terraces in the Mwana River valley, downstream of the sampled section	18

3.	Aerial view of the Mwana River, between Lines 5 and 11	19

4.	Intermixed boulders, cobbles, gravel, sand and silt, Line 2, Mwana River	19

5.	Artisanal workings between Lines 10 and 11, Mwana River	20

6.	Artisanal diggings between lines 12 and 13, Mwana River	20

7.	Artisanal workings in the Mwana River near Line 13	21

8.	Diversity of sediment size fraction, upstream of Line 13, Mwana River	21

	LIST OF APPENDICES

1.	Alluvial Profiles, Areas and Volume Estimates, Lines 1– 17	22

2.	Photographs of Sample Sites	23

3.	Photographs along Sampling Lines	30

4.	Detailed Assay Results and Size Fraction Data	37

iii

HGF 10.1.07

TWANGIZA PROJECT

ALLUVIAL GOLD POTENTIAL OF THE MWANA RIVER:

PRELIMINARY EVALUATION

1. INTRODUCTION

The Mwana River lies immediately to the south of the Mbwega deposit, currently the main orebody on the Twangiza Project, with a gold resource of 2.02 Moz and 3.88 Moz in the Measured/Indicated and Inferred categories respectively (Figure 1). Alluvial artisanal mining is abundant in the Mwana valley, particularly in the 3 km stretch downstream of the Mbwega deposit. In order to assess whether this alluvial material has economic potential for Banro, a preliminary programme was carried out, comprising:

•                  Surveying of the aerial extent of the alluvium.

•                  Surveying of topographic profiles across the valley to enable the thickness of alluvium to be approximately estimated.

•                  Collection of a suite of samples to indicate:

•                  Sediment particle size distribution

•                  Gold grades in the various sediment size fractions

•                  Spatial variations in gold grade along the valley

•                  Relative densities of the alluvial material

This report presents the results of the above programme, and concludes that the Mwana valley may host a resource in the order of 130,000 ounces Au. A follow-up programme is proposed, with the objective of more accurately estimating tonnages and grades.

2. MWANA RIVER VALLEY

2.1 General Characteristics

The Mwana is a perennial river that has deeply incised the Kibaran sedimentary rocks, to form a steep-sided, V-shaped valley up to 250 m deep (Plate 1). The presence of perched alluvial terraces in the Twangiza area (e.g. Plate 2) suggests that the deeply incised terrain has developed in response to episodes of uplift, interspersed with relatively stable periods.

The 3 km-long section of the river under discussion comprises a 1 km-long stretch flowing west-northwestwards from near the Mbwega deposit, followed by a 2 km-long stretch flowing in a north to NNW direction (Figure 1). Over this section the river has an average gradient of 2.8°.

4

TN
E 691500
E 692250
E 693000
E 693750
N 9684750
N 9684000
N 9683250
N 9682500
N 9681750
N 9681000
Drilling access road
Area of alluvial sampling
Artisanal washing and sluices
Twangiza Camp
Twangiza Mining sarl
Mwana River Sampling
(Locality Plan)
Date: 10/01/2007
Surveyed: MJT&AB
Datum: Banro MSL
Drawn: MJT
System: Banro UTM
Drawing No: TW020-1

Figure 1. Mwana River Alluvial Sampling – Locality Plan

5

The width of the river channel varies considerably, from <5 m in the south to 130 m in the central section. The water flow varies from rocky, white-water rapids in the narrowest sections, to braided channels (now extensively modified by artisanals) in the wider portions.

2.2 Alluvium

2.2.1 Aerial Extent and Thickness

The aerial extent of the alluvial material was surveyed by DGPS, and is shown in Figure 2. The alluvium covers a total area of 16 Ha, but varies greatly in surface width, from <5 m in the south, to about 130 m in the central portion.

The thickness of the alluvium was estimated on each section line by extrapolating the sides of the valley below the alluvium (Appendix 1). However, this method is imprecise, and the estimates should be viewed as first-pass approximations only. The average alluvium thickness for each line is given in Table 5, and ranges from 0.3 m to 11.0 m, with an average of 4.6 m.

2.2.2 Sediment Characteristics

The alluvium represents the product of natural erosion of the Kibaran sediments, together with washings from the artisanal processing of material from the Mbwega deposit. The latter mainly comprises saprolite that has been washed through sluices in a series of natural and artificial channels, which drain into the Mwana River (Figure 1). The gold grade of the alluvial material in the valley has probably been significantly elevated by this artisanal activity. For example, the amount of mining depletion at Mbwega is estimated to be approximately 300,000 ounces Au by Banro’s Mineral Resource Manager: assuming that the primitive washing techniques employed by the artisanals extract no more than 50% of the gold (probably much less), at least 150,000 ounces have probably been added to the Mwana River alluvials.

The upper layers of alluvium in the Mwana valley are being continually reworked by artisanal miners, throughout the whole of the 3 km section under discussion. This is usually achieved by the construction of a complex series of artificial channels and dykes, which focus the finer sediment fraction (after passing through primitive screens) into carpet-lined sluices (see Plates 3, 5 and 7).

It is probable that at least the upper 1 m of alluvium has undergone reworking and homogenisation in this way. This is supported by the consistent gold grades returned for the current batch of samples (taken from 0 – 50 cm depth) as discussed further in Section 4.2. Whether the deeper material shows more stratification in terms of particle size and gold grade would need to be assessed by further exploration.

6

Twangiza Mining sarl

Twangiza Project

Alluvial Sampling Survey
Twangiza
December 2006

Date:	2/12/2006		
Surveyed:	AB	Datum:	Banro MSL
Drawn:	MJT	System:	Banro UTM
Drawing No:	TW019-1		

E 691500
E 692000
E 692500
E 693000
N 9684000
N 9683500
N 9683000
N 9682500
N 9682000
SS 44
Line 17
Line 16
SS 41-43
SS 39-40
Line 15
The Ford
Line 14
SS 38
Line 13
SS 36-37
SS 34-35
Line 12
Line 11
SS 32-33
SS 28-31
Line 10
SS 26-27
Line 9
SS 22-25
Line 8
Line 7
Line 6
SS 17-21
SS 12-16
Line 5
Line 4
Line 3
Line 2
Line 1
SS 9-11
SS 7-8
SS 6
SS 5
SS 1-4
Note: Total Area of valley
as depicted: 10 Ha

Figure 2. Location of Sampling Sites and Traverses

7

2.2.3 Sediment Size Distribution

The alluvium comprises a wide range of material, from small to very large boulders (i.e. 256 – 4096 mm, as defined in the American Geophysical Union Sediment Classification Scheme), small to large cobbles (64 – 256 mm), very fine to very coarse gravel (2 – 64 mm), and sand, silt and clay in the sub-2 mm range. The diversity of particle size is well illustrated by Plates 4 and 8, and also by the photographs of individual sampling sites in Appendix 1.

The samples comprised all material in the small cobble range and smaller (i.e. all material <128 mm). Larger cobbles and boulders were excluded from the samples for practical reasons. Therefore, although the samples probably provide a reasonable estimate of the particle size distribution of the <128 mm material, the relative abundance and size distribution of larger fragments has not been tested. Visually the proportion of larger material is estimated at 30-40%, although this will probably vary substantially with depth in the alluvial profile, and along stream. Clearly, a reliable estimate of the proportion of larger cobbles and boulders will be very important in the final evaluation of the alluvial potential, and will need to be addressed in future programmes.

3. ALLUVIAL SAMPLING PROGRAMME

3.1 Samples for Gold Analysis

Samples were taken on lines 200 m apart, orientated approximately normal to the direction of the river (Figure 2). The spacing of samples along lines was approximately 15-20 m, depending on accessibility of exposed alluvium between water channels. A total of 43 samples were collected on 17 lines, along a 3 km length of river. All sample sites were surveyed by DGPS.

Photographs were taken (a) at each sample site (see Appendix 2), and (b) along each sampling line (Appendix 3).

Samples were taken from surface to a depth of approximately 50 cm. As discussed in Section 2.2.3, all material was placed in the sample bag without screening, with the exception of the large cobbles and boulders which were discarded for practical reasons. Approximately 20 kg of wet alluvium was collected at each site.

At the laboratory in Bukavu, the samples were firstly wet-sieved through 5.60 mm, 2.00 mm and 1.00 mm screens to produce four size fractions, and the weight of each size fraction was recorded.

The sieved fractions were then oven-dried and reweighed.

The +5.60 mm and +2.00 mm fractions were crushed prior to pulverising in an LM mill. The +1.00 mm and –1.00 mm fractions were pulverised without crushing.

8

Aliquots of the pulverised sub-samples were forwarded to SGS, Mwanza for gold analysis by fire assay. Standards and blanks were inserted according to the company’s QA/QC protocol.

3.2 Samples for Relative Density Determination

Samples were taken to determine the relative density of the alluvium on Lines 5, 10 and 15 (i.e. three samples). At each site a plastic bucket of known volume was completely filled with alluvium, and the material bagged for transportation to the laboratory in Bukavu. At the laboratory the sample was accurately weighed wet, then oven-dried and re-weighed. Wet and dry relative densities were determined by mass/volume calculation.

4. RESULTS

4.1 Size Fraction Analysis

The weight and weight percentage of each size fraction are given in Appendix 4, and are summarised in Table 1:

Table 1. Summary of Sediment Size Fraction Data, Mwana River Alluvials

Size Fraction	Wt % (Max)	Wt % (Min)	Wt % (Ave)	Wt % St. Dev.
+5.60 mm	69.24	1.21	33.25	17.38
+2.00 mm	32.49	5.76	18.78	5.93
+1.00 mm	23.23	0.05	10.1	4.54
-1.00 mm	84.24	13.72	37.87	18.61

It can be seen that the proportions of the different size fractions show considerable variation between samples. However, on average, the proportions of -1.00 mm and +5 6 mm material constitute about 75% of the sample, averaging approximately 38% and 33% respectively.

Figure 3 shows the average particle size distribution for the 17 sample lines. It can be seen that there is no evidence of any trend in size distribution from upstream (line 1) to downstream (line 17). However, the data does indicate an antithetic relationship between the proportions of the +5.60 and -1.00 mm fractions, whereas the +2.00 mm and +1.00 mm fractions are relatively consistent.

4.2 Gold Contents

Analytical results are presented in detail in Appendix 4, and summarised in Table 2.

9

10

Table 2. Summary of Gold Assay Data, Mwana River Alluvials

Size Fraction	Au (max) g/t		Au (min) g/t	Au (ave) g/t		St. Dev
+5.60 mm	4.40		0.37	2.24		1.17
+2.00 mm	5.98	*	0.01	3.85	*	1.28	*
+1.00 mm	8.93		0.90	5.89		1.73
-1.00 mm	7.59		2.31	5.05		1.27
Bulk Sample**	5.65	*	1.36	3.94	*	1.03	*

*Excluding one highly anomalous sample of 63.40 g/t in the +2.00 mm sample.

**Weighted average based on the proportions of each size fraction

Table 2 indicates that, on average, the +5 6 mm fraction has the lowest Au grades (2.24 g/t) whilst the highest grades occur in the +1.00 mm and -1.00 mm fractions (5.89 and 5.05 g/t respectively).

Gold contents of the bulk samples range from 1.36 to 5.65 g/t, with an average of 3.94 g/t.

The relatively consistent grades and lack of erratic “spikes” indicates a low nugget effect, and a lack of coarse gold particles (either free or embedded in host rock). One exception, however, is the value of 63.4 g/t returned for the +2.00 mm fraction in sample 164606 – this has been excluded from the calculations in Table 2. If included, the average bulk sample grade is increased to 4.17 g/t.

Figure 4 and Table 3 show the average gold grades for each sampling line. It can be seen that the grades of the three coarser fractions show a steady decrease in a downstream direction, from line 1 to line 17. It is interesting, however, that the grades for the -1.00 mm fraction are relatively consistent and do not show a downstream deterioration. Further detailed work would be required to determine the cause of this relationship, but it is possible that the gold in the coarser fractions is still mainly enclosed within the host rock, and the decreasing grade downstream represents a steady dilution by unmineralized material from tributaries and scree. The gold in the fine fraction may, however, consist of free particles, liberated from the host rock by both natural erosion and artisanal activity in the Mbwega pit. This fine, liberated gold has probably been distributed relatively evenly throughout the alluvial deposit through natural hydrodynamic processes and artisanal reworking.

4.3 Relative Density Tests

Relative density measurements for three samples are shown in Table 4. The dry relative densities vary from 1.62 to 1.73, with an average of 1.68. This average has been used for the tonnage calculations in Section 5.

11

12

Table 3. Average Gold Grades for Section Lines 1-17

		Average Gold Grade (g/t)
Line	Site Nos.	+5.60 mm	+2.00 mm	+1.00 mm	-1.00 mm	Bulk
1	SS 1– 4	3.45	5.42	7.30	4.72	4.62
2	SS 5	3.43	5.24	7.37	4.23	4.32
3	SS 6	3.22	63.40	6.96	3.60	14.04
4	SS 7 – 8	3.32	4.95	7.63	5.93	4.67
5	SS 9 –11	2.86	5.00	7.32	4.99	4.19
6	SS 12 – 16	3.53	4.64	7.26	6.42	4.55
7	SS 17 – 21	3.13	3.73	6.61	5.69	4.66
8	SS 22 – 25	1.18	3.32	3.46	3.80	3.31
9	SS 26 – 27	1.79	3.95	5.51	5.36	4.61
10	SS 28 – 31	1.84	3.90	5.70	5.47	4.13
11	SS 32 - 33	1.65	2.93	4.77	4.74	3.84
12	SS 34 - 35	1.74	3.13	5.32	4.69	3.35
13	SS 36 - 37	0.93	2.93	4.28	4.23	2.73
14	SS 38	1.05	2.61	5.16	5.76	3.99
15	SS 39 - 40	0.71	2.72	4.29	5.00	2.58
16	SS 41 –43	0.77	2.31	4.45	4.30	2.76
17	SS 44	0.74	2.38	4.09	4.50	2.57

Table 4. Relative Density Measurements of Alluvium from the Mwana River

Sample	Wet RD	Dry RD
SS10 (Line 5)	2.01	1.62
SS30 (Line 10)	2.11	1.73
SS29 (Line 15)	1.98	1.69
Average	2.03	1.68

5.      RESOURCE ESTIMATE

The volume of alluvial material has been estimated by the following method:

1.	Approximation of the valley profile on each section line, by extrapolating the sides of the valley below the alluvium cover, as shown in Appendix 1.

2.	Determining the cross-sectional area of alluvium on each section line, and then calculating the average alluvium depth for each line.

3.	Applying the average alluvium depth for a particular line halfway between the section lines up and down stream.

4.	Multiplying the average alluvium depth by the surface area of the alluvium to provide the volume of each block (see Appendix 1)

An average relative density of 1.65 was applied to all blocks for dry tonnage estimates (see Section 4.3).

13

The average gold grade for each section line (Table 5) was used to estimate the gold contained in the surrounding block.

For the purpose of this estimation, the cobbles and boulders excluded from the samples are assumed to contain no gold. (In practice this is unlikely, but whether they have economic potential would have to be determined by further work). As discussed in Section 2.2.3, the proportion of cobbles and boulders has been loosely estimated at 30 – 40%, but this may change with depth in the alluvial pile. Again, the proportion and distribution of the larger fragments is important, and will need to be better assessed in any follow-up programmes.

Table 5 provides the estimates of areas, tonnages, grades and contained gold for the alluvium in each block. In summary, the alluvium in the upper 3 km section of the Mwana River is estimated to contain:

985,000 tonnes @ 4.16 g/t for 132,000 ounces Au

6.     CONCLUSIONS AND RECOMMENDATIONS

The preliminary assessment of the Mwana River alluvials indicates that the material has the potential to be economically viable, and further work is warranted. Future programmes should focus on the following critical aspects:

1.     The depth of the alluvium, to enable more accurate tonnage estimates to be made.

2.     The proportion of cobbles and boulders, and whether these have any economic potential, or should be regarded as waste.

3.     The distribution of cobbles and boulders e.g. possible increase towards the base of the alluvial profile.

4.     Whether the gold grades indicated by the present study show variability with depth in the alluvial profile.

5.     The nature of the gold particles in the different size fractions.

It is possible that small-scale seismics may assist in defining the base of the alluvium, and possibly identify the presence of boulder layers. The application of this technique is currently under further investigation.

Pitting would be necessary to (a) confirm the seismic modelling of the alluvium depth, (b) determine the vertical particle size distribution of the alluvium, and (c) determine the vertical gold grade distribution. However, due to the unconsolidated, water-logged nature of the alluvium, special attention would have to be paid to workers’ safety. Consideration could be given to contracting out this work, perhaps to a company experienced in the “banka drilling” technique, commonly practiced in parts of West Africa.

14

Table 5. Mwana River Alluvials - Estimated Gold Content

Line No.	Site Nos.	X-S Area (m2)	Section Width (m)	Ave Depth (m)	River Area (m2)	Volume (m3)	RD	Tonnage	40% Boulder Dilution	Au grade (g/t)	Ounces Au
1	SS 1– 4	285	46	6.2	6118	37932	1.65	62588	37553	4.62	5579
2	SS 5	16	10	1.6	2236	3578	1.65	5904	3542	4.32	492
3	SS 6	1	4	0.3	1457	437	1.65	721	433	14.04	63
4	SS 7 – 8	91	24	3.9	3496	13634	1.65	22496	13498	4.67	2027
5	SS 9 – 11	179	37	4.9	8153	39950	1.65	65918	39551	4.19	5329
6	SS 12 – 16	1019	93	11.0	18233	200563	1.65	330929	198557	4.55	29049
7	SS 17 – 21	1044	164	6.4	28322	181261	1.65	299081	179448	4.66	26888
8	SS 22 – 25	697	125	5.6	22075	123620	1.65	203973	122384	3.31	13025
9	SS 26 – 27	235	45	5.2	13029	67751	1.65	111789	67073	4.61	9942
10	SS 28 – 31	844	97	8.7	22277	193810	1.65	319787	191872	4.13	25480
11	SS 32 – 33	211	54	3.9	10519	41024	1.65	67690	40614	3.84	5015
12	SS 34 – 35	229	47	4.9	6207	30414	1.65	50183	30110	3.35	3243
13	SS 36 – 37	65	20	3.3	5469	18048	1.65	29779	17868	2.73	1568
14	SS 38	25	12	2.1	2429	5101	1.65	8417	5050	3.99	648
15	SS 39 – 40	51	16	3.2	4181	13379	1.65	22075	13245	2.58	1099
16	SS 41 – 43	153	32	4.8	4383	21038	1.65	34713	20828	2.76	1848
17	SS 44	31	12	2.6	1471	3825	1.65	6311	3787	2.57	313
Totals & Averages				4.62		995365	1.65	1642352	985411		131609

15

During the dry season, it may be possible to utilise Banro’s bulldozer to cut sections through the alluvium, to facilitate sampling down to, say, 3 m depth.

Depending on the results of the above work, samples of the various size fractions should be submitted for mineralogical study. This work should focus on (a) the proportion of free gold compared to that contained within host rock particles, and (b) the size distribution of the free gold particles.

16

PLATES

17

Plate 1. General View of the Twangiza Terrain and Mwana River Valley

Plate 2. Ancient alluvial terraces in the Mwana River Valley, downstream of the sampled section

18

Plate 3. Aerial view of the Mwana River, between Lines 5 and 11

Plate 4. Intermixed boulders, cobbles, gravel, sand and silt, Line 2, Mwana River

19

Plate 5. Artisanal workings between Lines 10 and 11, Mwana River

Plate 6. Artisanal diggings between lines 12 and 13, Mwana River

20

Plate 7. Artisanal workings in the Mwana River near Line 13

Plate 8. Diversity of sediment size fraction, upstream of Line 13, Mwana River

21

APPENDIX 1

ALLUVIAL PROFILES, AREAS AND

VOLUME ESTIMATES, LINES 1 - 17

22

23

Line 4
Line 4
Vertical scale : 1:1000
Horizontal scale : 1:1000
Line 3
Line 3
Vertical scale : 1:1000
Horizontal scale : 1:1000

24

25

26

Line 9
Vertical scale : 1:1000
Horizontal scale : 1:1000
Line 8
Vertical scale : 1:1000
Horizontal scale : 1:1000

27

Line 10
Vertical scale : 1:1000
Line 11
Horizontal scale : 1:1000
Line 11
Line 10

28

Line 13
Line 12
Line 13
Vertical scale : 1:1000
Horizontal scale : 1:1000
Line 12
Vertical scale : 1:1000
Horizontal scale : 1:1000

29

30

31

APPENDIX 2

PHOTOGRAPHS OF SAMPLING SITES

32

33

34

35

36

37

38

APPENDIX 3

PHOTOGRAPHS ALONG

SAMPLING SITES

39

Line 1 (looking SW)	Line 2 (looking SW)

Line 3 (looking N)

40

Line 4 (looking S)

Line 5 (looking S)

Line 6 (looking SW)

41

Line 7 (looking SW)

Line 8 (looking W)

Line 9 (looking W)

42

Line 10 (looking W)

Line 11 (looking SW)

Line 12 (looking W)

43

Line 13 (looking SSW)

Line 14 (looking NE)

Line 15 (looking NW)

44

Line 16 (looking SW)

Line 17 (looking NE)

45

APPENDIX 4

DETAILED ASSAY RESULTS
AND
SIZE FRACTION DATA

1. SIZE FRACTIONS AND GOLD CONTENTS OF THE MWANA RIVER ALLUVIAL SAMPLES

Site No.	Sample No.*	Wet Weight (Kg)	Dry Weight (Kg)	Dry Wt %	g/t Au	Dry Kg x g/t	Ave g/t Au
SS1	164601A	7.98	7.74	41.82	3.67	28.41
	164601B	4.64	3.99	21.56	4.99	19.91
	164601C	2.89	2.32	12.53	5.58	12.95
	164601D	9.93	4.46	24.10	4.53	20.20
			18.51	100		81.47	4.40
SS2	164602A	2.35	2.28	15.03	2.47	5.63
	164602B	1.06	1.03	6.79	5.13	5.28
	164602C	0.51	0.49	3.23	7.68	3.76
	164602D	30.04	11.37	74.95	4.74	53.89
			15.17	100		68.57	4.52
SS3	164603A	4.94	4.47	28.84	4.40	19.67
	164603B	2.56	2.36	15.23	5.98	14.11
	164603C	1.27	1.17	7.55	7.75	9.07
	164603D	13.76	7.5	48.39	3.79	28.43
			15.5	100		71.27	4.60
SS4	164604A	6.28	5.55	38.84	3.24	17.98
	164604B	4.12	3.5	24.49	5.56	19.46
	164604C	1.62	1.37	9.59	8.17	11.19
	164604D	5.28	3.87	27.08	5.82	22.52
			14.29	100		71.16	4.98
SS5	164605A	8.52	7.53	39.02	3.43	25.83
	164605B	3.51	3.07	15.91	5.24	16.09
	164605C	1.65	1.49	7.72	7.37	10.98
	164605D	12.31	7.21	37.36	4.23	30.50
			19.3	100		83.39	4.32
SS6	164606A	9.31	8.44	43.08	3.22	27.18
	164606B	3.91	3.35	17.10	63.40	212.39
	164606C	2.73	2.21	11.28	6.96	15.38
	164606D	9.45	5.59	28.53	3.60	20.12
			19.59	100		275.07	14.04
SS7	164607A	11.47	10.14	42.16	3.32	33.66
	164607B	4.58	3.84	15.97	4.82	18.51
	164607C	1.67	1.32	5.49	8.75	11.55
	164607D	14.61	8.75	36.38	5.90	51.63
			24.05	100		115.35	4.80
SS8	164608A	11.77	10.47	48.47	3.32	34.76
	164608B	5.44	4.79	22.18	5.08	24.33
	164608C	2.84	2.2	10.19	6.50	14.30
	164608D	6.54	4.14	19.17	5.95	24.63
			21.6	100		98.03	4.54
SS9	164609A	8.27	7.62	39.63	3.05	23.24
	164609B	4	3.38	17.58	5.23	17.68
	164609C	1.43	1.16	6.03	6.01	6.97
	164609D	13.97	7.07	36.77	2.31	16.33
			19.23	100		64.22	3.34
SS10	164610A	7.21	6.59	40.50	2.50	16.48
	164610B	5.54	4.54	27.90	4.84	21.97
	164610C	3.03	2.3	14.14	7.61	17.50
	164610D	4.01	2.84	17.46	7.23	20.53
			16.27	100		76.48	4.70
SS11	164612A	9.23	8.31	45.68	3.02	25.10
	164612B	4.82	3.96	21.77	4.92	19.48
	164612C	2.37	1.84	10.12	8.35	15.36
	164612D	7.41	4.08	22.43	5.44	22.20
			18.19	100		82.14	4.52
SS12	164614A	14.95	13.42	44.61	3.05	40.93
	164614B	7.36	6.04	20.08	4.40	26.58
	164614C	3.82	2.33	7.75	8.55	19.92
	164614D	7.46	8.29	27.56	5.06	41.95
			30.08	100		129.38	4.30
SS13	164615A	14.85	13.59	56.02	4.05	55.04
	164615B	5.36	4.48	18.47	4.94	22.13
	164615C	2.49	1.94	8.00	8.93	17.32
	164615D	6.48	4.25	17.52	7.59	32.26
			24.26	100		126.75	5.22

Site No.	Sample No.*	Wet Weight (Kg)	Dry Weight (Kg)	Dry Wt %	g/t Au	Dry Kg x g/t	Ave g/t Au
SS14	164617A	8.9	7.92	62.81	3.75	29.70
	164617B	2.3	1.9	15.07	3.67	6.97
	164617C	0.57	0.47	3.73	5.72	2.69
	164617D	4.13	2.32	18.40	5.55	12.88
			12.61	100		52.24	4.14
SS15	164618A	14.94	13.38	61.40	3.96	52.98
	164618B	4.67	3.68	16.89	4.99	18.36
	164618C	2.27	1.74	7.99	6.84	11.90
	164618D	4.61	2.99	13.72	6.81	20.36
			21.79	100		103.61	4.76
SS16	164620A	10.4	9.22	53.82	2.83	26.09
	164620B	4.59	3.77	22.01	5.22	19.68
	164620C	2	1.58	9.22	6.25	9.88
	164620D	4.8	2.56	14.94	7.11	18.20
			17.13	100		73.85	4.31
SS17	164621A	12.68	11.22	50.79	2.74	30.74
	164621B	5.97	4.96	22.45	5.05	25.05
	164621C	2.32	1.82	8.24	6.01	10.94
	164621D	10.76	4.09	18.52	5.01	20.49
			22.09	100		87.22	3.95
SS18	164622A	3.32	2.86	16.16	3.50	10.01
	164622B	5.12	4.12	23.28	4.52	18.62
	164622C	1.86	1.56	8.81	6.49	10.12
	164622D	22.09	9.16	51.75	6.68	61.19
			17.7	100		99.95	5.65
SS19	164624A	2.02	1.84	10.16	4.16	7.65
	164624B	4.13	3.33	18.39	0.01	0.03
	164624C	3.08	2.23	12.31	6.42	14.32
	164624D	16.59	10.71	59.14	3.84	41.13
			18.11	100		63.13	3.49
SS20	164625A	10.23	9.2	38.74	3.27	30.08
	164625B	7.21	5.86	24.67	4.51	26.43
	164625C	3.67	2.59	10.91	7.27	18.83
	164625D	13.78	6.1	25.68	7.08	43.19
			23.75	100		118.53	4.99
SS21	164626A	3.07	2.73	13.66	1.99	5.43
	164626B	5	4.24	21.21	4.55	19.29
	164626C	4.69	3.48	17.41	6.85	23.84
	164626D	18.34	9.54	47.72	5.84	55.71
			19.99	100		104.28	5.22
SS22	164627A	0.67	0.61	3.67	2.30	1.40
	164627B	1.41	1.07	6.44	4.09	4.38
	164627C	1.35	0.94	5.66	6.06	5.70
	164627D	23.25	14	84.24	4.85	67.90
			16.62	100		79.38	4.78
SS23	164628A	0.52	0.48	6.45	1.75	0.84
	164628B	1.51	1.2	16.13	4.08	4.90
	164628C	1.58	1.25	16.80	5.52	6.90
	164628D	6.24	4.51	60.62	5.08	22.91
			7.44	100		35.55	4.78
SS24	164630A	5.88	5.2	30.93	0.30	1.56
	164630B	3.82	2.94	17.49	3.73	10.97
	164630C	2.2	1.65	9.82	0.90	1.49
	164630D	12.26	7.02	41.76	2.89	20.29
			16.81	100		34.30	2.04
SS25	164631A	3.04	2.55	18.97	0.37	0.94
	164631B	3.47	2.45	18.23	1.00	2.45
	164631C	2.06	1.38	10.27	1.35	1.86
	164631D	11.17	7.06	52.53	2.37	16.73
			13.44	100		21.99	1.64
SS26	164632A	2.56	2.25	11.87	1.34	3.02
	164632B	2.71	2.13	11.24	3.71	7.90
	164632C	2.83	1.92	10.13	5.48	10.52
	164632D	14.47	12.65	66.75	4.76	60.21
			18.95	100		81.65	4.31
SS27	164633A	2.99	2.61	13.08	2.23	5.82
	164633B	6.77	5.34	26.77	4.18	22.32
	164633C	4.98	3.87	19.40	5.53	21.40
	164633D	11.66	8.13	40.75	5.95	48.37
			19.95	100		97.92	4.91

Site No.	Sample No.*	Wet Weight (Kg)	Dry Weight (Kg)	Dry Wt %	g/t Au	Dry Kg x g/t	Ave g/t Au
SS28	164635A	11.57	10.24	55.17	1.94	19.87
	164635B	5.18	4.28	23.06	3.81	16.31
	164635C	1.64	1.25	6.73	5.82	7.28
	164635D	5.07	2.79	15.03	5.15	14.37
			18.56	100		57.82	3.12
SS29	164636A	2.2	0.17	1.21	1.63	0.28
	164636B	1.76	1.31	9.31	3.54	4.64
	164636C	2.79	1.99	14.14	6.80	13.53
	164636D	16.49	10.6	75.34	5.18	54.91
			14.07	100		73.35	5.21
SS30	164637A	6.22	5.58	25.21	1.92	10.71
	164637B	7.3	5.93	26.80	4.64	27.52
	164637C	3.43	2.44	11.03	5.88	14.35
	164637D	10.8	8.18	36.96	6.17	50.47
			22.13	100		103.05	4.66
SS31	164638A	9.33	7.12	39.87	1.87	13.31
	164638B	4.2	3.38	18.92	3.60	12.17
	164638C	2.1	1.49	8.34	4.28	6.38
	164638D	12.24	5.87	32.87	5.36	31.46
			17.86	100		63.32	3.55
SS32	164640A	4.81	4.37	26.06	1.58	6.90
	164640B	4.21	3.24	19.32	3.23	10.47
	164640C	3.51	2.57	15.32	4.91	12.62
	164640D	9.49	6.59	39.30	5.38	35.45
			16.77	100		65.44	3.90
SS33	164641A	1.57	1.42	7.96	1.72	2.44
	164641B	2.71	2.19	12.28	2.62	5.74
	164641C	2.08	1.55	8.69	4.63	7.18
	164641D	20.23	12.67	71.06	4.09	51.82
			17.83	100		67.18	3.77
SS34	164642A	8.63	7.92	38.75	1.26	9.98
	164642B	7.63	6.64	32.49	2.89	19.19
	164642C	4.4	3.03	14.82	5.97	18.09
	164642D	5.06	2.85	13.94	6.01	17.13
			20.44	100		64.39	3.15
SS35	164643A	1.31	1.18	6.94	2.22	2.62
	164643B	4.89	3.92	23.06	3.36	13.17
	164643C	4.83	3.42	20.12	4.67	15.97
	164643D	14.41	8.48	49.88	3.37	28.58
			17	100		60.34	3.55
SS36	164644A	7.41	7.62	36.53	0.73	5.56
	164644B	7.33	5.77	27.66	3.18	18.35
	164644C	2.2	1.58	7.57	4.69	7.41
	164644D	14.5	5.89	28.24	3.78	22.26
			20.86	100		53.59	2.57
SS37	164646A	9.89	9.03	37.77	1.13	10.20
	164646B	5.77	4.64	19.41	2.67	12.39
	164646C	2.64	1.87	7.82	3.86	7.22
	164646D	13.6	8.37	35.01	4.67	39.09
			23.91	100		68.90	2.88
SS38	164647A	5.45	4.86	22.85	1.05	5.10
	164647B	4.83	3.77	17.72	2.61	9.84
	164647C	6.71	4.94	23.23	5.16	25.49
	164647D	12.48	7.7	36.20	5.76	44.35
			21.27	100		84.79	3.99
SS39	164648A	7.7	6.95	47.90	0.85	5.91
	164648B	3.8	2.97	20.47	2.46	7.31
	164648C	1.63	1.12	7.72	4.54	5.08
	164648D	4.77	3.47	23.91	5.84	20.26
			14.51	100		38.56	2.66
SS40	164649A	8.11	7.4	40.59	0.56	4.14
	164649B	3.46	2.75	15.09	2.97	8.17
	164649C	2.09	1.5	8.23	4.03	6.05
	164649D	12.35	6.58	36.09	4.16	27.37
			18.23	100		45.73	2.51

Site No.	Sample No.*	Wet Weight (Kg)	Dry Weight (Kg)	Dry Wt %	g/t Au	Dry Kg x g/t	Ave g/t Au
SS41	164650A	7.16	6.52	32.65	0.89	5.80
	164650B	4.11	3.32	16.62	2.61	8.67
	164650C	2.51	1.77	8.86	4.17	7.38
	164650D	14.56	8.36	41.86	4.53	37.87
			19.97	100		59.72	2.99
SS42	164651A	4.47	3.95	21.34	0.80	3.16
	164651B	2.27	1.74	9.40	2.10	3.65
	164651C	1.66	1.15	6.21	4.73	5.44
	164651D	18.45	11.67	63.05	5.20	60.68
			18.51	100		72.94	3.94
SS43	164652A	13.37	12.63	69.24	0.63	7.96
	164652B	1.34	1.05	5.76	2.23	2.34
	164652C	0.02	0.01	0.05		0.00
	164652D	7.81	4.55	24.95	3.18	14.47
			18.24	100		24.77	1.36
SS44	164653A	9.55	8.74	36.80	0.74	6.47
	164653B	6.91	5.63	23.71	2.38	13.40
	164653C	4.03	2.69	11.33	4.09	11.00
	164653D	9.45	6.69	28.17	4.50	30.11
			23.75	100		60.97	2.57

A = +5.60 mm Fraction

B = +2.00 mm Fraction

C = +1.00 mm Fraction

D = -1.00 mm Fraction

2. GOLD CONTENTS AND WEIGHT PERCENTAGES FOR THE SEDIMENT SIZE FRACTIONS

Size Fraction	Sample No.	Wet Weight (Kg)	Dry Weight (Kg)	Dry Wt%	g/t Au
+5.60 mm	164601A	7.98	7.74	41.82	3.67
	164602A	2.35	2.28	15.03	2.47
	164603A	4.94	4.47	28.84	4.40
	164604A	6.28	5.55	38.84	3.24
	164605A	8.52	7.53	39.02	3.43
	164606A	9.31	8.44	43.08	3.22
	164607A	11.47	10.14	42.16	3.32
	164608A	11.77	10.47	48.47	3.32
	164609A	8.27	7.62	39.63	3.05
	164610A	7.21	6.59	40.50	2.50
	164612A	9.23	8.31	45.68	3.02
	164614A	14.95	13.42	44.61	3.05
	164615A	14.85	13.59	56.02	4.05
	164617A	8.9	7.92	62.81	3.75
	164618A	14.94	13.38	61.40	3.96
	164620A	10.4	9.22	53.82	2.83
	164621A	12.68	11.22	50.79	2.74
	164622A	3.32	2.86	16.16	3.50
	164624A	2.02	1.84	10.16	4.16
	164625A	10.23	9.2	38.74	3.27
	164626A	3.07	2.73	13.66	1.99
	164627A	0.67	0.61	3.67	2.30
	164628A	0.52	0.48	6.45	1.75
	164630A	5.88	5.2	30.93	0.30
	164631A	3.04	2.55	18.97	0.37
	164632A	2.56	2.25	11.87	1.34
	164633A	2.99	2.61	13.08	2.23
	164635A	11.57	10.24	55.17	1.94
	164636A	2.2	0.17	1.21	1.63
	164637A	6.22	5.58	25.21	1.92
	164638A	9.33	7.12	39.87	1.87
	164640A	4.81	4.37	26.06	1.58
	164641A	1.57	1.42	7.96	1.72
	164642A	8.63	7.92	38.75	1.26
	164643A	1.31	1.18	6.94	2.22
	164644A	7.41	7.62	36.53	0.73
	164646A	9.89	9.03	37.77	1.13
	164647A	5.45	4.86	22.85	1.05
	164648A	7.7	6.95	47.90	0.85
	164649A	8.11	7.4	40.59	0.56
	164650A	7.16	6.52	32.65	0.89
	164651A	4.47	3.95	21.34	0.80
	164652A	13.37	12.63	69.24	0.63
	164653A	9.55	8.74	36.80	0.74
			Averages:	33.25	2.24
+2.00 mm	164601B	4.64	3.99	21.56	4.99
	164602B	1.06	1.03	6.79	5.13
	164603B	2.56	2.36	15.23	5.98
	164604B	4.12	3.5	24.49	5.56
	164605B	3.51	3.07	15.91	5.24
	164606B	3.91	3.35	17.10	63.40
	164607B	4.58	3.84	15.97	4.82
	164608B	5.44	4.79	22.18	5.08
	164609B	4	3.38	17.58	5.23
	164610B	5.54	4.54	27.90	4.84
	164612B	4.82	3.96	21.77	4.92
	164614B	7.36	6.04	20.08	4.40

Size Fraction	Sample No.	Wet Weight (Kg)	Dry Weight (Kg)	Dry Wt%	g/t Au
	164615B	5.36	4.48	18.47	4.94
	164617B	2.3	1.9	15.07	3.67
	164618B	4.67	3.68	16.89	4.99
	164620B	4.59	3.77	22.01	5.22
	164621B	5.97	4.96	22.45	5.05
	164622B	5.12	4.12	23.28	4.52
	164624B	4.13	3.33	18.39	0.01
	164625B	7.21	5.86	24.67	4.51
	164626B	5	4.24	21.21	4.55
	164627B	1.41	1.07	6.44	4.09
	164628B	1.51	1.2	16.13	4.08
	164630B	3.82	2.94	17.49	3.73
	164631B	3.47	2.45	18.23	1.00
	164632B	2.71	2.13	11.24	3.71
	164633B	6.77	5.34	26.77	4.18
	164635B	5.18	4.28	23.06	3.81
	164636B	1.76	1.31	9.31	3.54
	164637B	7.3	5.93	26.80	4.64
	164638B	4.2	3.38	18.92	3.60
	164640B	4.21	3.24	19.32	3.23
	164641B	2.71	2.19	12.28	2.62
	164642B	7.63	6.64	32.49	2.89
	164643B	4.89	3.92	23.06	3.36
	164644B	7.33	5.77	27.66	3.18
	164646B	5.77	4.64	19.41	2.67
	164647B	4.83	3.77	17.72	2.61
	164648B	3.8	2.97	20.47	2.46
	164649B	3.46	2.75	15.09	2.97
	164650B	4.11	3.32	16.62	2.61
	164651B	2.27	1.74	9.40	2.10
	164652B	1.34	1.05	5.76	2.23
	164653B	6.91	5.63	23.71	2.38
			Averages:	18.78	5.20
+1.00 mm	164601C	2.89	2.32	12.53	5.58
	164602C	0.51	0.49	3.23	7.68
	164603C	1.27	1.17	7.55	7.75
	164604C	1.62	1.37	9.59	8.17
	164605C	1.65	1.49	7.72	7.37
	164606C	2.73	2.21	11.28	6.96
	164607C	1.67	1.32	5.49	8.75
	164608C	2.84	2.2	10.19	6.50
	164609C	1.43	1.16	6.03	6.01
	164610C	3.03	2.3	14.14	7.61
	164612C	2.37	1.84	10.12	8.35
	164614C	3.82	2.33	7.75	8.55
	164615C	2.49	1.94	8.00	8.93
	164617C	0.57	0.47	3.73	5.72
	164618C	2.27	1.74	7.99	6.84
	164620C	2	1.58	9.22	6.25
	164621C	2.32	1.82	8.24	6.01
	164622C	1.86	1.56	8.81	6.49
	164624C	3.08	2.23	12.31	6.42
	164625C	3.67	2.59	10.91	7.27
	164626C	4.69	3.48	17.41	6.85
	164627C	1.35	0.94	5.66	6.06
	164628C	1.58	1.25	16.80	5.52
	164630C	2.2	1.65	9.82	0.90
	164631C	2.06	1.38	10.27	1.35
	164632C	2.83	1.92	10.13	5.48
	164633C	4.98	3.87	19.40	5.53

Size Fraction	Sample No.	Wet Weight (Kg)	Dry Weight (Kg)	Dry Wt%	g/t Au
	164635C	1.64	1.25	6.73	5.82
	164636C	2.79	1.99	14.14	6.80
	164637C	3.43	2.44	11.03	5.88
	164638C	2.1	1.49	8.34	4.28
	164640C	3.51	2.57	15.32	4.91
	164641C	2.08	1.55	8.69	4.63
	164642C	4.4	3.03	14.82	5.97
	164643C	4.83	3.42	20.12	4.67
	164644C	2.2	1.58	7.57	4.69
	164646C	2.64	1.87	7.82	3.86
	164647C	6.71	4.94	23.23	5.16
	164648C	1.63	1.12	7.72	4.54
	164649C	2.09	1.5	8.23	4.03
	164650C	2.51	1.77	8.86	4.17
	164651C	1.66	1.15	6.21	4.73
	164652C	0.02	0.01	0.05
	164653C	4.03	2.69	11.33	4.09
			Averages:	10.10	5.89
-1.00 mm	164601D	9.93	4.46	24.10	4.53
	164602D	30.04	11.37	74.95	4.74
	164603D	13.76	7.5	48.39	3.79
	164604D	5.28	3.87	27.08	5.82
	164605D	12.31	7.21	37.36	4.23
	164606D	9.45	5.59	28.53	3.60
	164607D	14.61	8.75	36.38	5.90
	164608D	6.54	4.14	19.17	5.95
	164609D	13.97	7.07	36.77	2.31
	164610D	4.01	2.84	17.46	7.23
	164612D	7.41	4.08	22.43	5.44
	164614D	7.46	8.29	27.56	5.06
	164615D	6.48	4.25	17.52	7.59
	164617D	4.13	2.32	18.40	5.55
	164618D	4.61	2.99	13.72	6.81
	164620D	4.8	2.56	14.94	7.11
	164621D	10.76	4.09	18.52	5.01
	164622D	22.09	9.16	51.75	6.68
	164624D	16.59	10.71	59.14	3.84
	164625D	13.78	6.1	25.68	7.08
	164626D	18.34	9.54	47.72	5.84
	164627D	23.25	14	84.24	4.85
	164628D	6.24	4.51	60.62	5.08
	164630D	12.26	7.02	41.76	2.89
	164631D	11.17	7.06	52.53	2.37
	164632D	14.47	12.65	66.75	4.76
	164633D	11.66	8.13	40.75	5.95
	164635D	5.07	2.79	15.03	5.15
	164636D	16.49	10.6	75.34	5.18
	164637D	10.8	8.18	36.96	6.17
	164638D	12.24	5.87	32.87	5.36
	164640D	9.49	6.59	39.30	5.38
	164641D	20.23	12.67	71.06	4.09
	164642D	5.06	2.85	13.94	6.01
	164643D	14.41	8.48	49.88	3.37
	164644D	14.5	5.89	28.24	3.78
	164646D	13.6	8.37	35.01	4.67
	164647D	12.48	7.7	36.20	5.76
	164648D	4.77	3.47	23.91	5.84
	164649D	12.35	6.58	36.09	4.16
	164650D	14.56	8.36	41.86	4.53
	164651D	18.45	11.67	63.05	5.20

Size Fraction	Sample No.	Wet Weight (Kg)	Dry Weight (Kg)	Dry Wt%	g/t Au
	164652D	7.81	4.55	24.95	3.18
	164653D	9.45	6.69	28.17	4.50
			Averages:	37.87	5.05

3. AVERAGE GOLD CONTENTS AND SEDIMENT SIZE DISTRIBUTION FOR INDIVIDUAL SAMPLING LINES

		+5.60 mm Fraction			+2.00 mm Fraction			+1.00 mm Fraction			-1.00 mm Fraction			Composite
Site No.	Line No.	Samp. No.	Wt %	g/t Au	Samp. No.	Wt %	g/t Au	Samp. No.	Wt %	g/t Au	Samp. No.	Wt %	g/t Au	g/t Au
SS1	1	164601A	41.82	3.67	164601B	21.56	4.99	164601C	12.53	5.58	164601D	24.10	4.53	4.40
SS2		164602A	15.03	2.47	164602B	6.79	5.13	164602C	3.23	7.68	164602D	74.95	4.74	4.52
SS3		164603A	28.84	4.40	164603B	15.23	5.98	164603C	7.55	7.75	164603D	48.39	3.79	4.60
SS4		164604A	38.84	3.24	164604B	24.49	5.56	164604C	9.59	8.17	164604D	27.08	5.82	4.98
			31.13	3.45		17.02	5.42		8.22	7.30		43.63	4.72	4.62
SS5	2	164605A	39.02	3.43	164605B	15.91	5.24	164605C	7.72	7.37	164605D	37.36	4.23	4.32
			39.02	3.43		15.91	5.24		7.72	7.37		37.36	4.23	4.32
SS6	3	164606A	43.08	3.22	164606B	17.10	63.40	164606C	11.28	6.96	164606D	28.53	3.60	14.04
			43.08	3.22		17.10	63.40		11.28	6.96		28.53	3.60	14.04
SS7	4	164607A	42.16	3.32	164607B	15.97	4.82	164607C	5.49	8.75	164607D	36.38	5.90	4.80
SS8		164608A	48.47	3.32	164608B	22.18	5.08	164608C	10.19	6.50	164608D	19.17	5.95	4.54
			45.32	3.32		19.07	4.95		7.84	7.63		27.77	5.93	4.67
SS9	5	164609A	39.63	3.05	164609B	17.58	5.23	164609C	6.03	6.01	164609D	36.77	2.31	3.34
SS10		164610A	40.50	2.50	164610B	27.90	4.84	164610C	14.14	7.61	164610D	17.46	7.23	4.70
SS11		164612A	45.68	3.02	164612B	21.77	4.92	164612C	10.12	8.35	164612D	22.43	5.44	4.52
			41.94	2.86		22.42	5.00		10.09	7.32		25.55	4.99	4.19
SS12	6	164614A	44.61	3.05	164614B	20.08	4.40	164614C	7.75	8.55	164614D	27.56	5.06	4.30
SS13		164615A	56.02	4.05	164615B	18.47	4.94	164615C	8.00	8.93	164615D	17.52	7.59	5.22
SS14		164617A	62.81	3.75	164617B	15.07	3.67	164617C	3.73	5.72	164617D	18.40	5.55	4.14
SS15		164618A	61.40	3.96	164618B	16.89	4.99	164618C	7.99	6.84	164618D	13.72	6.81	4.76
SS16		164620A	53.82	2.83	164620B	22.01	5.22	164620C	9.22	6.25	164620D	14.94	7.11	4.31
			55.73	3.53		18.50	4.64		7.34	7.26		18.43	6.42	4.55
SS17	7	164621A	50.79	2.74	164621B	22.45	5.05	164621C	8.24	6.01	164621D	18.52	5.01	3.95
SS18		164622A	16.16	3.50	164622B	23.28	4.52	164622C	8.81	6.49	164622D	51.75	6.68	5.65
SS19		164624A	10.16	4.16	164624B	18.39	0.01	164624C	12.31	6.42	164624D	59.14	3.84	3.49
SS20		164625A	38.74	3.27	164625B	24.67	4.51	164625C	10.91	7.27	164625D	25.68	7.08	4.99
SS21		164626A	13.66	1.99	164626B	21.21	4.55	164626C	17.41	6.85	164626D	47.72	5.84	5.22
			25.90	3.13		22.00	3.73		11.54	6.61		40.56	5.69	4.66
SS22	8	164627A	3.67	2.30	164627B	6.44	4.09	164627C	5.66	6.06	164627D	84.24	4.85	4.78
SS23		164628A	6.45	1.75	164628B	16.13	4.08	164628C	16.80	5.52	164628D	60.62	5.08	4.78
SS24		164630A	30.93	0.30	164630B	17.49	3.73	164630C	9.82	0.90	164630D	41.76	2.89	2.04
SS25		164631A	18.97	0.37	164631B	18.23	1.00	164631C	10.27	1.35	164631D	52.53	2.37	1.64
			15.01	1.18		14.57	3.23		10.64	3.46		59.79	3.80	3.31
SS26	9	164632A	11.87	1.34	164632B	11.24	3.71	164632C	10.13	5.48	164632D	66.75	4.76	4.31
SS27		164633A	13.08	2.23	164633B	26.77	4.18	164633C	19.40	5.53	164633D	40.75	5.95	4.91
			12.48	1.79		19.00	3.95		14.77	5.51		53.75	5.36	4.61
SS28	10	164635A	55.17	1.94	164635B	23.06	3.81	164635C	6.73	5.82	164635D	15.03	5.15	3.12
SS29		164636A	1.21	1.63	164636B	9.31	3.54	164636C	14.14	6.80	164636D	75.34	5.18	5.21
SS30		164637A	25.21	1.92	164637B	26.80	4.64	164637C	11.03	5.88	164637D	36.96	6.17	4.66
SS31		164638A	39.87	1.87	164638B	18.92	3.60	164638C	8.34	4.28	164638D	32.87	5.36	3.55
			30.37	1.84		19.52	3.90		10.06	5.70		40.05	5.47	4.13
SS32	11	164640A	26.06	1.58	164640B	19.32	3.23	164640C	15.32	4.91	164640D	39.30	5.38	3.90
SS33		164641A	7.96	1.72	164641B	12.28	2.62	164641C	8.69	4.63	164641D	71.06	4.09	3.77
			17.01	1.65		15.80	2.93		12.01	4.77		55.18	4.74	3.84
SS34	12	164642A	38.75	1.26	164642B	32.49	2.89	164642C	14.82	5.97	164642D	13.94	6.01	3.15
SS35		164643A	6.94	2.22	164643B	23.06	3.36	164643C	20.12	4.67	164643D	49.88	3.37	3.55
			22.84	1.74		27.77	3.13		17.47	5.32		31.91	4.69	3.35

		+5.60 mm Fraction			+2.00 mm Fraction			+1.00 mm Fraction			-1.00 mm Fraction			Composite
Site No.	Line No.	Samp. No.	Wt %	g/t Au	Samp. No.	Wt %	g/t Au	Samp. No.	Wt %	g/t Au	Samp. No.	Wt %	g/t Au	g/t Au
SS36	13	l64644A	36.53	0.73	164644B	27.66	3.18	164644C	7.57	4.69	164644D	28.24	3.78	2.57
SS37		164646A	37.77	1.13	164646B	19.41	2.67	164646C	7.82	3.86	164646D	35.01	4.67	2.88
			37.15	0.93		23.53	2.93		7.70	4.28		31.62	4.23	2.73
SS38	14	164647A	22.85	1.05	164647B	17.72	2.61	164647C	23.23	5.16	164647D	36.20	5.76	3.99
			22.85	1.05		17.72	2.61		23.23	5.16		36.20	5.76	3.99
SS39	15	164648A	47.90	0.85	164648B	20.47	2.46	164648C	7.72	4.54	164648D	23.91	5.84	2.66
SS40		164649A	40.59	0.56	164649B	15.09	2.97	164649C	8.23	4.03	164649D	36.09	4.16	2.51
			44.25	0.71		17.78	2.72		7.97	4.29		30.00	5.00	2.58
SS41	16	164650A	32.65	0.89	164650B	16.62	2.61	164650C	8.86	4.17	164650D	41.86	4.53	2.99
SS42		164651A	21.34	0.80	164651B	9.40	2.10	164651C	6.21	4.73	164651D	63.05	5.20	3.94
SS43		164652A	69.24	0.63	164652B	5.76	2.23	164652C	0.05		164652D	24.95	3.18	1.36
			41.08	0.77		10.59	2.31		5.04	4.45		43.28	4.30	2.76
SS44	17	164653A	36.80	0.74	164653B	23.71	2.38	164653C	11.33	4.09	164653D	28.17	4.50	2.57
			36.80	0.74		23.71	2.38		11.33	4.09		28.17	4.50	2.57

Appendix II

Geological Mapping Report of the Twangiza Deposit

TWANGIZA PROJECT

REPORT ON MAPPING OF THE
MBWEGA PIT

HGF 2.12.06

CONTENTS

1.	INTRODUCTION	1

2.	METHOD	1

3.	OBSERVATIONS AND INTERPRETATION	2

3.1	Lithology	2

3.2	Structure	2

	3.2.1 Bedding	4

	3.2.2 Axial Planar Cleavage	9

	3.2.3 Veining	9

3.3	Mineralization	11

4.	RECOMMENDATIONS	13

APPENDIX: UTM Co-ordinates for Mapped Localities		18

LIST OF FIGURES

Figure 1.	Attitude of the Twangiza Anticline between the Lukungurha and Mbwega Workings	3

Figure 2.	Stereogram of all Bedding Measurements, Mbwega Pit	5

Figure 3.	Stereogram of Bedding Measurements, Sector 1, Mbwega Pit	5

Figure 4.	Stereogram of Bedding Measurements, Sector 2, Mbwega Pit	6

Figure 5.	Stereogram of Bedding Measurements, Sector 3, Mbwega Pit	6

Figure 6.	Stereogram of Bedding Measurements, Sector 4, Mbwega Pit	7

Figure 7.	Stereogram of Bedding Measurements, Sector 5, Mbwega Pit	7

Figure 8.	Stereogram of Bedding Measurements, Sector 6, Mbwega Pit	8

Figure 9.	Stereogram of Bedding Measurements, Sector 7, Mbwega Pit	8

Figure 10.	Stereogram of Axial Planar Cleavage, Sector 1, Mbwega Pit	9

Figure 11.	Stereogram of all Limonite-Silica Vein measurements, Mbwega Pit	11

Figure 12.	Stereogram of all Kaolin Vein measurements, Mbwega Pit	12

Figure 13.	Stereogram of all Fracture measurements, Mbwega Pit	12

ii

LIST OF TABLES

Table 1.	Summary of Bedding Plane measurements in Sectors 1 to 7, Mbwega Pit	4

LIST OF PLATES

Plate 1.	Looking north along the Mbwega Pit, from the southern pit margin	15

Plate 2.	Sector 1 of the Mbwega Pit, looking south	15

Plate 3.	Axial Planar Cleavage in Mudstone, Sector 1, Mbwega Pit	16

Plate 4.	Limonite-Silica Veins in Mudstone, Sector 5, Mbwega Pit	16

Plate 5.	Pervasive Limonite after Weathered Sulphides, Sector 2, Mbwega Pit	17

Plate 6.	Kaolin Veins in Mudstone, Sector 1, Mbwega Pit	17

LIST OF ATTACHED PLANS

Plan 1.	Mbwega Pit – Structural Plan. Scale 1:750	24

iii

HGF 2.12.06

TWANGIZA PROJECT

REPORT ON MAPPING OF THE MBWEGA PIT

1.   INTRODUCTION

This report covers the geological mapping of the Mbwega Pit area at Twangiza, carried out by the writer between 7th and 18th October 2006. The Mbwega Pit comprises the artisanal workings associated with the main mineralised zone at Twangiza, as shown in Figure 1.

The objectives of the mapping were (a) to obtain a better understanding of the structure of the Twangiza anticline, and its controls on the location and style of mineralization, (b) assess the orientations of veining, and (c) define and delimit alteration zones. The first two objectives were successfully achieved. However, it was not possible to clearly define alteration “halos” due to the intense weathering, and the diffuse boundaries of the mineralization/alteration. Mapping of the alteration zones will be better achieved through the detailed logging of borehole core, supported by whole rock geochemistry.

All strike and dip measurements in this report conform to the “Strike Dip Right” convention.

2.   METHOD

The base map comprised a 1:500 scale topographic contour map prepared by the Chief Surveyor in September 2006. Surveying of localities mapped geologically was done by DGPS, and the localities were then plotted on the base plan by hand. The numbers of all localities are shown on the map, and the co-ordinates are listed in Appendix 1.

An attempt was made to obtain a representative coverage of the whole Mbwega pit area, plus the area of resource drilling activity immediately to the north. The parts of the pit where data are absent represent either areas of scree or artisanal infill, or areas that were inaccessible for safety reasons.

The area mapped is approximately 250 x 700 metres in extent (Plan 1). Structural measurements include 194 bedding planes, 268 veins, 34 fractures and 4 axial planar cleavages.

1

3.   OBSERVATIONS AND INTERPRETATION

3.1 Lithology

The dominant lithologies are mudstone and carbonaceous mudstone. However, the carbonaceous matter in the carbonaceous mudstone degrades and/or bleaches during weathering, and reliable differentiation of the two rock types is difficult. A similar observation has been made in the oxidised portions of diamond drill holes. Siltstone is frequently interbedded with the mudstone/carbonaceous mudstone, and forms beds between 1 cm and several metres in thickness. Due to the time available, intermittent exposure, and the lack of distinct marker horizons, no attempt was made to correlate individual sedimentary units, and the sediments are not differentiated on Plan 1.

Feldspar porphyry exposures are more abundant in the northern part of the area, outside the main pit (Plan 1). However, in the pit, the proportion of porphyry to sediment estimated from the surface mapping is much lower than that determined from the drilling. This is probably due to the fact that the porphyry (particularly when mineralised) weathers to a very soft, friable rock, which is easily dug out by the artisanal miners and is often covered by scree or mining waste. Where contacts are exposed, the porphyry has intruded parallel to the bedding as a true sill. The conformable nature of the intrusives is also indicated by the outcrop pattern of the folded porphyry to the north of the pit.

Mafic porphyry was observed only near the eastern edge of the pit in Section 3. This would support the contention that the mafic porphyry represents a more distal alteration assemblage of the more intensely altered assemblage referred to as feldspar porphyry.

3.2 Structure

Regional mapping and interpretation of drilling data indicate that the Twangiza mineralization is associated with a doubly-plunging, open anticlinal fold with an axis trending at about 345°. In the Kashegeshe and Lukungurha area (Figure 1) the fold has a plunge of 25° to the north. In the area of the Lukungurhi workings the fold assumes a southerly plunge of about 23°, the plunge becoming steeper towards the south. In the area of the Mbwega pit, flitches and long sections constructed from drilling data, indicate that the plunge is approximately 45° to the south. As stated above, one of the main objectives of the pit-mapping exercise was to more closely constrain the geometry of the fold, and the location of the mineralization with respect to it.

2

Lukungurha workings
N
Plunge 25°
Kashegeshe workings
TDD47
TDD050
Twangiza anticline axis
TDD043
Lukungurhi workings
Plunge 23°
TDD022
TDD017
TDD018
TDD019
TDD024
TDD025
Muhuna workings
TDD021
TDD016
TDD015
TDD032
TDD027
TDD013
TDD030
TDD011
TDD026
TDD012
Plunge 30°
TDD007
TDD010
TDD014
TDD002
TDD057
TDD053
TDD003/4
Area Mapped (Plan 1)
TDD044
TDD049
TDD048
TDD054
TDD062
TDD042
TDD051
TDD009
TDD034
Mbwega workings
TDD037
TDD035
TDD060
Plunge 45°
LEGEND
Diamond Drill Hole
Artisanal workings
Resource outline
metres

Figure 1. Attitude of the Twangiza Anticline between the Lukungurha and Mbwega Workings

3

3.2.1 Bedding

All bedding measurements are shown on Plan 1, and are summarised stereographically in Figure 2. The data confirm the presence of an anticline with an axial plane trending at 345° (Plan 1, Plates 1 & 2). The western limb has an average strike and dip of 122°/65°, whilst the eastern limb dips more shallowly at 011°/47°. The fold plunges towards 142° at 40°. Smaller scale (probably parasitic) folds on the western limb are evident in the SW of the area studied, whereas the eastern limb appears to be unaffected by parasitic folding.

In order to determine whether the geometry of the main fold changes over the 700 m strike mapped, the area was subdivided into seven 100 m-wide, E-W trending strips or sectors. As can be seen from Table 1 and Figures 3 - 9, the attitudes of the limbs and the angle and direction of plunge do change systematically from Sector 1 (in the south) to Sector 7 (in the north) as summarised below:

•                The dip of the west limb shallows from south to north (average of 74° to 37°)

•                The strike of the western limb is variable, but remains in a generally NW-SE to WNW-ESE direction in all sectors.

•                The dip of the eastern limb is also steeper in the south, changing from an average of 55° to 39° from Sector 1 to Sector 7.

•                The strike of the eastern limb appears to swing from NNE-SSW to more north-westerly in Sectors 6 and 7, although this may be due to a paucity of eastern limb data in these sectors.

•                From south to north, the plunge of the fold (a) shallows from 45° to 30° and (b) changes direction from SSE in Sectors 1-5 to almost southerly in Sectors 6 and 7.

Table 1. Summary of Bedding Plane measurements in Sectors 1 to 7, Mbwega Pit

Sector	West Limb	East Limb	Plunge
1	137/74	014/55	154 @ 45
2	110/71	020/46	129 @ 45
3	118/66	019/55	147 @ 48
4	126/62	001/50	147 @ 33
5	111/50	025/39	146 @ 35
6	149/53	036/43	176 @ 31
7	122/37	036/39	171 @ 30
All Sectors	122/65	011/47	142 @ 40

4

Figure 2. Stereogram of all Bedding Measurements, Mbwega Pit

Figure 3. Stereogram of Bedding Measurements, Sector 1, Mbwega Pit

5

Figure 4. Stereogram of Bedding Measurements, Sector 2, Mbwega Pit

Figure 5. Stereogram of Bedding Measurements, Sector 3, Mbwega Pit

6

Figure 6. Stereogram of Bedding Measurements, Sector 4, Mbwega Pit

Figure 7. Stereogram of Bedding Measurements, Sector 5, Mbwega Pit

7

Figure 8. Stereogram of Bedding Measurements, Sector 6, Mbwega Pit

Figure 9. Stereogram of Bedding Measurements, Sector 7, Mbwega Pit

8

3.2.2 Axial Planar Cleavage

A well-defined, penetrative axial planar cleavage was seen at four localities in Sector 1, with an average strike and dip of 344°/77° (Plate 3). This corresponds well with (a) the trend of the fold axis determined from bedding measurements, (b) the asymmetric nature of the anticline, with the western limb slightly steeper than the eastern limb, and (c) the plunge of 45° at 154° determined from the bedding in Sector 1.

Figure 10. Stereogram of Axial Planar Cleavage, Sector 1, Mbwega Pit

3.2.3 Veining

Veins in the Mbwega pit area comprise two main groups:

(a)          Limonite-silica (and rare massive quartz) veins which are known to be associated with the gold mineralization at Twangiza, and which are interpreted to have formed by the passage of mineralizing fluids along a previously-formed fracture system (e.g. Plate 4)

(b)         Kaolinitic veins which may have formed in response to the weathering of earlier feldspar-bearing veins, and/or due to the deposition of clays in fractures due to the acidic environment formed during the weathering of sulphides (e.g. Plate 6).

9

A stereoplot of the limonite-silica (Li-Si) veins is shown in Figure 11. It is immediately apparent that veins occur in many orientations, and form a complex network. This is apparent whether the data is viewed sector-by-sector, or limited to the east or west fold limb. However, although the veining pattern is complex, contouring of the poles in Figure 11 does indicate a broad clustering, on the basis of which some general observations can be made, as follows:

•                  Cluster 2 correlates well with the bedding orientation of the eastern fold limb, indicating bedding-parallel veining is a relatively common feature in this part of the fold. Conversely, bedding parallel Li-Si veins appear to be relatively sparse on the western limb. It is possible that bedding plane slip and resultant dilation, preferentially occurred on the more shallowly-dipping eastern limb.

•                  Clusters 3, 4 and 5 indicate a relative abundance of veins dipping at moderate angles to the NW and NNW. This general orientation is approximately normal to the SSE-plunging fold axis, and possibly reflects the presence of dilational tensional fractures, amenable to the passage of hydrothermal fluids.

•                  Cluster 1 indicates an approximately N-S vein set, dipping steeply to the west. Further work is required to determine the structural control, although shearing oblique to the fold axis is a possibility.

•                  There is a distinct lack of veins parallel to the axial plane of the fold, despite the local development of an axial planar fabric. This suggests that the tectonic regime which generated the folding, may have still been in effect at the time of mineralisation, with the axial planar fractures under compression and unable to act as channel-ways for the mineralizing fluids.

•                  There is also a lack of veins (a) in an E-W direction, and (b) orientated NE-SW with dips to the SE. If fractures developed in these orientations they would have tended to be tensional in nature, and therefore likely to have been mineralized. The paucity of veins suggests that fracturing in these directions was not common.

The complexity and local intensity of the fracturing and veining is probably a critical factor in the formation of the Twangiza deposit, having allowed large volumes of fluid to affect wide zones, with a high fluid:rock ratio. More isolated, unconnected fractures would have resulted in alteration over relatively narrow widths, which although intensely altered locally, would be less likely to form deposits with bulk mining potential.

10

Figure 11. Stereogram of all Limonite-Silica Vein measurements, Mbwega Pit

In general terms, kaolin veins in the Mbwega area have similar orientations to the Li-Si veins, as indicated in Figure 12. This suggests that the kaolin is a secondary product which has formed through the in-situ weathering of hydrothermal phases.

In contrast, the unmineralized fractures (Figure 13) have different orientations, with E-W, ENE-WSW and WNW-ESE trends dominant. It is concluded that the unmineralized fractures are post-mineralization structures, which formed in response to a different tectonic regime to that which formed the Twangiza anticline. Further evidence of post- mineralization structures in approximately an E-W direction, is given by the presence of a fault transecting the pit in Sector 1, and appearing to displace the mineralization vertically by several metres (Plan 1 and Plate 1). In addition, approximately E-W orientated valleys have been interpreted as possible post-mineralization faults by CME, during their regional mapping programme.

3.3 Mineralization

As stated above, the delineation of mineralization and alteration zones was not accomplished, due to the intense weathering, and the diffuse boundaries of the mineralization/alteration. However, some general statements can be made, as follows:

11

Figure 12. Stereogram of all Kaolin Vein measurements, Mbwega Pit

Figure 13. Stereogram of all Fracture measurements, Mbwega Pit

12

•                  The axial zone of the fold usually hosts the most intense alteration, comprising more abundant Li-Si veining and, commonly, strong pervasive limonite (Plate 5). Abundant boxworks indicate that the limonite results from the oxidation of disseminated sulphides between the veins. Host rock features are often obliterated by the strong alteration, oxidation and iron-oxide flooding.

•                  Artisanal activity is relatively abundant in the axial zone of the fold, indicating that higher gold grades accompany the more intense veining and wall-rock sulphidisation.

•                  The axial zone has probably undergone the most intense mineralization due to (a) a higher degree of fracturing, and hence veining, and (b) the focussing of hydrothermal fluids into the relatively low-pressure hinge zone.

•                  Li-Si veining occurs throughout the area mapped, and is not confined to the auriferous zones. A similar conclusion was reached from the drilling data, with Li-Si veins (or their precursor pyrite+/- arsenopyrite+quartz veins) frequently occurring outside areas of significant gold mineralisation.

•                  As stated above, the main mineralized zone is coincident with the anticline axis. However, a parallel (but significantly thinner) zone of mineralization occurs about 100 m east of the axis, as indicated by a greater degree of veining, wall-rock alteration and artisanal activity. (This eastern zone has also been delineated from drilling data, and is in the order of 30-40 m wide). The northern part of the Mbwega pit has been developed on this zone, rather than on the axial mineralization, as shown on Plan 1.

4. RECOMMENDATIONS

It is recommended that:

1.          All new excavated drill sites and other new exposures in the vicinity of the Mbwega pit should be mapped in detail, and the information added to Plan 1 on a regular basis.

2.          The surface mapping data should be incorporated into a revision of the drilling cross sections and flitch plans for the Mbwega pit area.

3.          The zonation of alteration minerals and gold within the Mbwega deposit be more closely defined by a combination of:

•                  Detailed borehole logging

•                  Systematic petrographic work on selected borehole core

•      Whole-rock, multi-element geochemical analysis of borehole core.

13

PLATES

14

Plate 1. Looking north along the Mbwega Pit, from the southern pit margin

Plate 2. Sector 1 of the Mbwega Pit, looking south

15

Plate 3. Axial Planar Cleavage in Mudstone, Sector 1, Mbwega Pit

Plate 4. Limonite-Silica Veins in Mudstone, Sector 5, Mbwega Pit

16

Plate 5. Pervasive Limonite after Weathered Sulphides, Sector 2, Mbwega Pit

Plate 6. Kaolin Veins in Mudstone, Sector 1, Mbwega Pit

17

APPENDIX 1

UTM CO-ORDINATES FOR MAPPED LOCALITIES

MBWGA PIT AREA

18

UTM CO-ORDINATES FOR MAPPED LOCALITIES – MBWEGA PIT AREA

Location No	Easting	Northing	Elev. (mamsl)
1	693665	9681924	2204
2	693606	9682014	2203
3	693605	9682031	2203
4	693608	9682044	2203
5	693609	9682050	2203
6	693619	9682045
7	693620	9682026	2213
8	693641	9682024
9	693650	9682019
10	693651	9682030	2203
11	693657	9682023	2212
12	693651	9682008	2226
13	693653	9682016
14	693634	9682060	2202
15	693646	9682045	2203
16	693655	9682052
17	693653	9682036	2205
18	693630	9682055	2198
19	693611	9682056	2195
20	693617	9682048	2200
21	693614	9682044	2204
22	693603	9682056	2197
23	693586	9682054	2188
24	693637	9682063	2205
25	693654	9682055	2209
26	693658	9682061	2215
27	693670	9682071	2218
28	693680	9682069	2214
29	693690	9682061	2223
30	693644.8	9682091.7	2200.9
31	693630.5	9682087.7	2202.2
32	693637.6	9682078.3	2200.5
33	693644.3	9682082.9	2204
34	693600.7	9682070.4	2195.7
35	693585.1	9682065.2	2195.3
36	693583.2	9682071.1	2199
37	693595.6	9682082.4	2199.1
38	693603.6	9682077.4	2198.8
39	693611.1	9682074	2195.9
40	693616.3	9682086.2	2200.2
41	693618.9	9682099	2200.8
42	693630.1	9682101.7	2203.9
43	693630.3	9682095.8	2202.6
45	693655.2	9682115.2	2206.2
46	693664.4	9682121.5	2207.2
47	693667.7	9682110.1	2208.6
48	693675.2	9682110.3	2210.4
49	693676.1	9682120.4	2210.6
50	693691.7	9682127.1	2217.3
51	693679.6	9682128.6	2213.5

19

Location No	Easting	Northing	Elev. (mamsl)
53	693671.9	9682129.1	2215.1
54	693666.7	9682136.5	2212.3
55	693599.3	9682122.5	2204.2
56	693606.1	9682104	2203.4
57	693603.2	9682095.3	2198.6
58	693592.2	9682100.9	2199.2
59	693586.3	9682097.6	2203.7
60	693570.2	9682107.8	2198.2
61	693588.1	9682118.8	2198.8
62	693564	9682126.8	2192.4
63	693551.9	9682123.4	2189.5
64	693529.6	9682133.4	2179.2
65	693499.6	9682140	2166.5
66	693504	9682149.7	2167.3
67	693502.6	9682156.2	2168.5
69	693541.3	9682146.9	2176.9
70	693563.9	9682126.7	2192.5
71	693593.3	9682128.4	2194.4
72	693636.7	9682157.1	2220.3
73	693649.9	9682168.6	2229.2
74	693653.6	9682185.3	2238.8
75	693700.2	9682153.9	2224.9
76	693720.5	9682159.6	2237.9
77	693704.6	9682172.6	2226.5
78	693687	9682173.2	2227.6
79	693512.3	9682195.5	2181.6
80	693544.2	9682176.4	2191.2
81	693562.9	9682167.8	2194.8
82	693557.4	9682173.9	2198.1
84	693536	9682165.7	2187.9
85	693508	9682164.1	2170.3
86	693570.7	9682167.5	2198.5
87	693583	9682160.1	2199.9
88	693582.9	9682152.3	2199.4
89	693574.8	9682183.4	2198
90	693581.7	9682178.1	2198.5
91	693579.9	9682199.5	2199.3
92	693603.2	9682190.4	2211.4
93	693619	9682174.9	2224.7
94	693603.3	9682166	2212.2
95	693646.8	9682203.8	2245.9
96	693636.6	9682203.3	2243.8
97	693648.5	9682211.5	2252.7
98	693668	9682213.5	2256.8
99	693669.6	9682225.6	2256.8
100	693678	9682239.5	2257.7
101	693688.3	9682229.4	2251.4
102	693686	9682208.6	2241.8
103	693688.2	9682194.4	2234.3
104	693720.5	9682226.3	2243.9
105	693743.3	9682229.3	2262.3
106	693740.8	9682220.3	2258.3
107	693725.3	9682268	2259.2
108	693708.8	9682274.3	2255.8

20

Location No	Easting	Northing	Elev. (mamsl)
109	693693.5	9682277.8	2259.7
110	693742.6	9682263.5	2267.6
111	693707.7	9682228.9	2239.9
112	693718.2	9682226.9	2240.7
113	693557.3	9682198	2194.4
114	693548.1	9682209.3	2190
115	693534.7	9682237.4	2201.8
116	693566.8	9682239.2	2211
117	693446.9	9682289	2211.5
118	693456.8	9682266.9	2209.8
119	693480.9	9682256.8	2211.6
120	693486.8	9682255.7	2212
121	693500.8	9682236.7	2202
122	693506.7	9682298.2	2232.8
123	693488.4	9682295.7	2230.2
124	693476.2	9682285.3	2227.1
125	693523	9682235	2204
126	693529.3	9682240.9	2206.4
127	693586.6	9682232.8	2208
128	693588.5	9682251.6	2220.7
129	693582.6	9682268.6	2224.7
130	693568.9	9682303.5	2246
131	693599	9682245.7	2214.8
132	693603.9	9682264.7	2223.2
133	693606.2	9682271.3	2226.2
134	693592.5	9682300.6	2248.7
135	693601.3	9682303.6	2243.6
136	693621.1	9682266.5	2217.5
137	693588.0	9682233.0
138	693620.2	9682310.4	2238.6
139	693647.1	9682258.7	2235.2
140	693658.6	9682264	2245
141	693680.1	9682274.8	2261.3
142	693687.2	9682307.6	2273.1
143	693693.1	9682312	2276.6
144	693476.8	9682308.3	2231.6
145	693485.9	9682304.1	2235.8
146	693555.2	9682352.2	2260.7
147	693564	9682342.4	2261.8
148	693583.1	9682375.5	2272.6
149	693583.7	9682348.8	2262.9
150	693594.5	9682348.4	2264.5
151	693608	9682330.1	2257
152	693594.5	9682378.2	2274.5
153	693583.5	9682380.8	2273.6
154	693567.6	9682393	2284.4
155	693560.2	9682402.8	2284.5
156	693570.8	9682403.7	2284.3
157	693576.6	9682412.9	2286
158	693563.3	9682420.2	2281.4
159	693554.7	9682427.5	2277.5
160	693529.9	9682365.5	2260.4
161	693529.7	9682355.8	2262.2
162	693545.7	9682453.8	2272.1

21

Location No	Easting	Northing	Elev. (mamsl)
163	693581	9682450.3	2290.8
164	693589.1	9682444.5	2292.6
165	693586.9	9682431.5	2286.9
166	693592.7	9682436.1	2292.4
167	693609.3	9682478.6	2310.8
168	693617.5	9682470	2315.8
169	693612.4	9682443	2305
170	693622.1	9682437.5	2311.2
171	693629.6	9682446.1	2316.4
172	693654.1	9682464.5	2327.5
173	693632.6	9682481.6	2328.8
174	693595.2	9682536.2	2322.2
175	693599.5	9682558.4	2329.6
176	693600.5	9682563	2332.6
177	693594.4	9682575.1	2334.5
178	693586	9682520	2312.9
179	693539	9682495.3	2272.4
180	693463	9682404.1	2212.2
181	693465.6	9682444.1	2217.9
182	693500.8	9682457.3	2247.9
183	693399.4	9682502.3	2210.8
184	693381.3	9682534.6	2218.9
185	693407.8	9682504.5	2211.3
186	693380.4	9682532.3	2218.6
187	693378.5	9682554.2	2225.6
188	693342.0	9682627.5
189	693343.3	9682740.1	2292.7
190	693334	9682746.5	2296.1
191	693400.2	9682676.8	2284.5
192	693442	9682607.2	2285
193	693400.3	9682590.6	2252.7
194	693433.1	9682563.6	2263.4
195	693461.3	9682531.6	2254.3
196	693465.1	9682490.1	2231.5
197	693453.4	9682501.3	2235.4
198	693451.8	9682505.7	2235.9
199	693420.6	9682519.3	2227.9
200	693408.5	9682506.6	2212.2
201	693413	9682530.8	2228.4
202	693409.8	9682564.2	2248
203	693462.3	9682494.6	2237.5
204	693473.3	9682503.6	2246.5
205	693488.3	9682510.9	2259.3
206	693498.2	9682516	2264.3
207	693500.6	9682537.8	2266.9
208	693502.1	9682562.6	2282
209	693465	9682662.6	2319.1
210	693443.7	9682696.3	2323.4
211	693455.8	9682741.3	2346
212	693409.7	9682763.1	2338.2
213	693458.2	9682785.8	2348.2
214	693561.4	9682786.6	2315.9
215	693511	9682419.4	2243.8
216	693501.9	9682376.4	2243.3

22

Location No	Easting	Northing	Elev. (mamsl)
217	693415.7	9682319.9	2195.9
218	693406.2	9682339.2	2191
219	693412	9682357.3	2188.5
220	693428	9682345.3	2195.9
221	693427.9	9682328.6	2198
222	693440.8	9682347.9	2206.2
223	693440.8	9682316.2	2207.6
224	693470	9682308.9	2220.6
225	693501.0	9682316.5
226	693523.3	9682328.5	2245.3
227	693530.1	9682334.1	2248.9
228	693525.4	9682340.7	2252.4
229	693599.7	9682413	2295.8
230	693606.8	9682419.3	2302
231	693622.8	9682417.8	2304.9
232	693631.3	9682410.9	2304.2
233	693646	9682401	2307.9
234	693659	9682391.8	2306.7
235	693654.4	9682379.9	2295.7
236	693662.5	9682377.6	2298.4
237	693686.3	9682371.5	2307.7
238	693682.6	9682354.5	2302
239	693690.2	9682381.8	2309.8
240	693718.5	9682343.7	2310.3

Plan1:      Mbwega Pit – Structural Plan. Scale 1:750

23

24

Appendix III

Diamond Drill Hole Intersections

TWANGIZA DD PROGRAMM Diamond Drilling Results as at 14/05/2008

			Length	TRUE Width	Grade	Core Recovery
BHID	From	To	(m)	(m)	(Au (g/t))	(%)
TDD001	39.45	49.81	10.36	8.08	3.44	66.99
	59	62.62	3.62	2.82	3	80.11
	79.64	93.84	14.2	11.07	1.01	54.23
TDD002	0	17.95	17.95	14	2.95	70.92
	36	42.35	6.35	4.95	4.62	83.78
	61.7	81.27	19.57	15.26	1.36	70.67
	86.74	102.11	15.37	11.99	2.61	84.45
TDD003	0	31.32	31.32	24.43	2.63	76.56
Including:
	1	14.4	13.4	10.45	4.11	78.88
TDD004	0	48.46	48.46	37.78	1.86	92.59
Including:
	0	12.93	12.93	10.08	4.22	82.99
	100.7	104.67	3.97	3.1	1.19	100
TDD005	10.1 30.22 98.87 148.65 169.93	21.46 33.22 114.54 158.14 180.54	11.36 3 15.67 9.49 10.61	8.86 2.34 12.22 7.4 8.27	0.88 4.58 0.97 0.73 1.27	81.43 96.67 99.43 94.42 100
TDD006	13.5	16.36	2.86	2.23	4.85	100
	28.3	34.35	6.05	4.72	1.78	97.19
	118	147.1	29.1	22.69	1.41	100
	153.68	163.15	9.47	7.38	2.74	100
Including:
	153.68	154.7	1.02	0.8	8.02	100
	157.55	160.3	2.75	2.14	5.72	100
	172.43	180.98	8.55	6.67	1.5	100
TDD007	12.57	18.08	5.51	4.3	2.1	97.46
TDD008	0	21.55	21.55	16.8	5	94.06
	30.32	40.1	9.78	7.63	2.41	100
	57.43	62.42	4.99	3.89	2.42	100
	82.72	84.83	2.11	1.65	2.99	100
	94.97	188.07	93.1	72.59	1.62	98.03
Including:
	152.99	181.31	28.32	22.08	2.14	98.87
	218.71	222.35	3.64	2.84	3.17	100
	235.55	237.51	1.96	1.53	3.17	100
	253.52	254.52	1	0.78	9.94	100
	274.32	276.32	2	1.56	3.12	100
TDD009	5.86	11.14	5.28	4.12	1.46	87.12
	23.48	48.4	24.92	19.43	2.5	65.01
Including:
	33.9	38.64	4.74	3.7	6.05	54.85
	60.84	69.23	8.39	6.54	1.93	100
	134.55	135.55	1	0.78	4.31	100
	138.9	139.9	1	0.78	6.03	100
	151.14	153.57	2.43	1.89	1.56	100
	157.75	168	10.25	7.99	1.24	100
	199.97	203.97	4	3.12	3.72	100

			Length	TRUE Width	Grade	Core Recovery
BHID	From	To	(m)	(m)	(Au (g/t))	(%)
	219.04	223.21	4.17	3.25	1.18	100
	240.98	250.24	9.26	7.22	6.9	57.78
TDD010	0	6.55	6.55	5.11	0.59	82.44
TDD011	33.8	34.34	0.54	0.42	1.05	100
TDD012	33.95	37	3.05	2.38	2.16	56.72
	169.52	170.52	1	0.78	1.1	100
TDD013	4.5	12.58	8.08	6.3	1.38	76.61
	17.68	24.7	7.02	5.47	0.7	91.17
	48.03	54.75	6.72	5.24	2.38	76.79
	73.27	80.86	7.59	5.92	1.15	74.18
TDD014	49	54.29	5.29	4.12	0.81	96.6
	56.53	60.07	3.54	2.76	0.86	100
	63.72	70.98	7.26	5.66	0.9	97.52
TDD015	3.5	11.88	8.38	6.53	3.18	81.62
	92	104.35	12.35	9.63	0.87	81.21
TDD016	40	48.5	8.5	6.63	2.51	96.71
TDD017	NO SIGNIFICANT INTERSECTION
TDD018	NO SIGNIFICANT INTERSECTION
TDD019	70.6	71.6	1	0.78	51	100
	75.6	76.6	1	0.78	3.25	99
TDD020	0	61.67	61.67	48.08	4.71	82.66
	68.5	71.55	3.05	2.38	1.52	99.67
	108.87	114.98	6.11	4.76	0.81	97.38
	126.91	128.91	2	1.56	1.61	100
	132.65	158.6	25.95	20.23	1.64	98.73
	166.94	173.66	6.72	5.24	2.68	100
	187.71	206.77	19.06	14.86	2.37	98.9
	219.59	221.2	1.61	1.26	2.25
TDD021	19.1	21.36	2.26	1.76	1.91	100
	76.98	90.54	13.56	10.57	3.25	77.13
TDD022	26.35	27.35	1	0.78	1.34	100
	92.16	93	0.84	0.65	1.21	100
	122.21	124	1.79	1.4	0.93	100
TDD023	0	211.2	211.2	164.67	2.15	86.64
Including:
	23.96	29.25	5.29	4.12	11.6	44.99
	49.35	54.92	5.57	4.34	5.7	71.45
	105.28	110.67	5.39	4.2	8.52	79.96
	119.25	123.51	4.26	3.32	5.11	78.4
	170.45	173.54	3.09	2.41	4.16	97.09
TDD024	90.97	94.14	3.17	2.47	2.45	91.17
	115.24	116.06	0.82	0.64	1.88	100
TDD025	NO SIGNIFICANT INTERSECTION
TDD026	0	197.8	197.8	154.22	2.02	88.35
Including:	0
	41.02	70.72	29.7	23.16	6.93	77.1
	100.3	104.52	4.22	3.29	4.22	100
	187.24	192.52	5.28	4.12	4.92	100
TDD027	25.56	27.21	1.65	1.29	2.27	95.75
	34.96	39.96	5	3.9	0.86	100
TDD028	0	23.8	23.8	18.56	1.79	99.03
Including:
	8.36	21.67	13.31	10.38	2.8	99.25

			Length	TRUE Width	Grade	Core Recovery
BHID	From	To	(m)	(m)	(Au (g/t))	(%)
	34.12	35.2	1.08	0.84	1.19	92.59
	79.15	83.75	4.6	3.59	1.35	95.87
TDD029	0	40	40	31.19	1.48	96.2
	87.91	94.05	7.14	5.57	0.81	97.2
	122.32	131.51	9.19	7.17	0.71	91.19
	145.89	151.89	6	4.68	0.81	94.67
	184.24	185.24	1	0.78	2.45	100
TDD030	0	5.73	5.73	4.47	0.76	97.91
TDD031	44.23	47.74	3.51	2.74	1.08	99.15
	238.5	239.44	0.94	0.73	0.99	100
	280.94	283.93	2.99	2.33	0.77	100
TDD032	8.86	12.92	4.06	3.17	2.22	90.15
	39.08	42.16	3.08	2.4	1.04	97.4
	60.31	63.45	3.14	2.45	0.61	100
	91.41	92.41	1	0.78	1.06	100
TDD033	13	48.53	34.91	27.22	0.57
TDD034	0	28.73	28.73	22.4	1.89	74.7
	30.73	46.06	15.33	11.95	0.73	92.95
	72.72	87.27	14.55	11.34	0.98	99.86
	112.03	117.39	5.36	4.18	0.93	100
	121.88	123.12	1.24	0.97	2.14	100
	135.1	141.25	6.15	4.8	0.78	99.19
	144.84	146.87	2.03	1.58	4.13	100
	151.87	174.47	22.6	17.62	2.26	100
	180.08	195.17	15.09	11.77	1.64	99.8
	245.78	248	2.22	1.73	0.66	45.05
	262.53	263.14	0.61	0.48	4.8	100
	49.14	52	2.86	2.23	0.79	100
TDD035	54.92	57.43	2.51	1.96	1.65	84.86
	63.02	76.92	13.9	10.84	1.11	87.55
	89.35	95.94	6.59	5.14	0.77	86.34
	174.1	192.14	18.04	14.07	0.86	99.05
	202.06	219.31	17.25	13.45	0.94	95.42
	225.46	237.4	11.94	9.31	1.38	93.22
TDD036	0	88.67	88.67	69.14	1.96	86.75
Including:
	15.73	45.5	29.77	23.21	2.59	89.05
	70.22	74.97	4.75	3.7	6.73	99.58
	103.34	108.63	5.29	4.12	1.99	98.11
	118.46	125.81	7.35	5.73	1.23	95.24
	129.83	141.8	11.97	9.33	1.31	100
	148.69	159	10.31	8.04	1.02	99.9
	162.3	167.32	5.02	3.91	3.69	100
	172.97	188.34	15.37	11.98	1.39	98.24
	205.75	225.99	20.24	15.78	1.34	99.7
	231.08	241.5	10.42	8.12	1.73	100
	272.76	273.76	1	0.78	2.42	100
TDD037	0	28.23	28.23	22.01	2.18	80.02
	33	43	10	7.8	0.82	96.1
	47	56.52	9.52	7.42	1.09	98.84
	92	99.72	7.72	6.02	1.79	100
	125	126.2	1.2	0.94	6.15	100
	150.8	237.4	86.6	67.52	2	99.38

			Length	TRUE Width	Grade	Core Recovery
BHID	From	To	(m)	(m)	(Au (g/t))	(%)
	247.4	250.83	3.43	2.67	2.06	99.42
	272.2	276.7	4.5	3.51	1.09	100
	282.5	287	4.5	3.51	1.82	100
	295	314.75	19.75	15.4	1.67	100
	337.31	341.31	4	3.12	3.27	100
	351.3	353.84	2.54	1.98	2.82	100
	387.96	391.14	3.18	2.48	1.15	93.4
TDD038	21.87	27	5.13	4	1.81	97.86
	29	125.22	96.22	75.02	2.33	92.34
	127.59	130.96	3.37	2.63	1.26	100
	136.35	140.21	3.86	3.01	2.57	95.6
	146.07	161.46	15.39	12	2.4	99.74
	184.81	186.29	1.48	1.15	7.82	100
	198.43	211.5	13.07	10.19	6.31	98.16
	218.33	226.52	8.19	6.39	2.12	100
	232	239.36	7.36	5.74	2.11	100
	258.15	277.17	19.02	14.83	2.25	84.38
TDD039	3.3	9.93	6.63	5.17	1.07	73.91
	91.3	121.35	30.05	23.43	2.06	99.83
	129.67	192.46	62.79	48.96	2.02	98.43
	201.77	208.77	7	5.46	1.39	100
	274.73	279.73	5	3.9	2.76	100
TDD040	25.3	31.65	6.35	4.95	5.31	98.11
	49.87	78.86	28.99	22.6	2.05	86.69
	99.87	223.26	123.39	96.21	3	97.21
	226	242	16	12.48	0.89	90.13
	248	257.87	9.87	7.7	3.2	96.66
	279.87	286.27	6.4	4.99	0.95	91.41
	293.26	308.26	15	11.7	0.8	98.4
TDD041	0	6.3	6.3	4.91	1.54	74.29
	29.45	31	1.55	1.21	1.67	100
	89.65	104.24	14.59	11.38	1.74	94.17
	109.07	117.1	8.03	6.26	4.76	86.8
	130	134	4	3.12	1.07	89
	153.62	157.62	4	3.12	1.23	100
TDD042	0	10.44	10.44	8.14	4.26	90.42
	14.56	93	78.44	61.16	2.14	98.98
	110	113.45	3.45	2.69	1.56	100
	117	169.25	52.25	40.74	2.06	99.29
	171.93	178.9	6.97	5.43	1.97	100
	186.57	189.68	3.11	2.42	1.71	100
	234	237	3	2.34	1.03	100
	251	252	1	0.78	5.97	100
	299.67	303.77	4.1	3.2	2.27	96.1
	306.53	313.88	7.35	5.73	0.7	79.05
	321.69	323.69	2	1.56	1.21	100
TDD043	NO SIGNIFICANT INTERSECTION
TDD044	64.27	89.72	25.45	19.84	1.6	100
	92.32	119.83	27.51	21.45	1.34	100
	129.38	135	5.62	4.38	0.74	99.47
	139.8	141.5	1.7	1.33	1.1	100
	180.3	191.5	11.2	8.73	0.82	90.36
	209	210	1	0.78	1.04	100

			Length	TRUE Width	Grade	Core Recovery
BHID	From	To	(m)	(m)	(Au (g/t))	(%)
	214.3	220.9	6.6	5.15	0.67	100
	238.36	239.25	0.89	0.69	1.25	100
TDD045	43.73	62	18.27	14.25	0.96	92.12
	66	71	5	3.9	0.9	100
	75	77	2	1.56	1.39	100
	84	112	28	21.83	1.17	99.11
	153	154.6	1.6	1.25	2.02	100
	162	166.47	4.47	3.49	1.04	100
	177	180.95	3.95	3.08	0.88	100
TDD046	0	4	4	3.12	0.76	99.25
	50	73.12	23.12	18.03	1.5	87.98
	95.14	97.14	2	1.56	1.21	100
	113	116	3	2.34	1.29	97.67
	195.72	197.72	2	1.56	0.77	92.5
	204.7	206.7	2	1.56	1.17	100
	277.65	278.31	0.66	0.51	1.23	69.7
TDD047	45.71	48.71	3	2.34	8.51	96.33
	61.95	65.6	3.65	2.85	38.12	87.4
	73.34	76.34	3	2.34	3.68	100
	79.84	80.84	1	0.78	5.87	100
TDD048	0	9.2	9.2	7.17	2.17	88.37
	20.4	28.32	7.92	6.18	3.49	100
	32.6	54.08	21.48	16.75	1.57	98.32
	58.3	70	11.7	9.12	1.28	76.32
	104.52	105.52	1	0.78	1.29	100
	112.8	114.8	2	1.56	1.41	100
	121.4	131	9.6	7.49	1	96.46
	135.15	138.08	2.93	2.28	1.77	100
	140.6	141.5	0.9	0.7	1.17	82.22
	144.38	147	2.62	2.04	0.98	96.18
	149.2	151.8	2.6	2.03	2.19	100
	155	156.6	1.6	1.25	1.1	100
	159	161.55	2.55	1.99	4.23	100
	164.5	166	1.5	1.17	7.71	100
	170	195	25	19.49	2.07	98.44
	199	200.7	1.7	1.33	1.21	100
	227.8	234.1	6.3	4.91	0.61	98.25
	237.12	248.55	11.43	8.91	1.11	100
TDD049	1	3	2	1.56	0.67	86
	15.04	21.06	6.02	4.69	6.31	96.84
	27.01	30.5	3.49	2.72	2.04	100
	67.25	69.37	2.12	1.65	0.84	100
	79	83.13	4.13	3.22	4.24	100
	86	94	8	6.24	1.52	100
	97	99	2	1.56	1.48	100
	101.61	102.12	0.51	0.4	7.1	100
	120.45	123	2.55	1.99	0.93	100
	130	131	1	0.78	1.12	100
	162	163	1	0.78	3.25	100
	172	173	1	0.78	1.07	100
	179	182.42	3.42	2.67	4.67	100
	192.5	194.5	2	1.56	1.03	95
	202	204.5	2.5	1.95	0.85	100

			Length	TRUE Width	Grade	Core Recovery
BHID	From	To	(m)	(m)	(Au (g/t))	(%)
	215	216.85	1.85	1.44	0.73	100
	220.5	222.5	2	1.56	0.62	100
	226.27	230	3.73	2.91	0.91	96.25
	236.3	240.9	4.6	3.59	0.58	100
	243.23	253.55	10.32	8.05	0.77	99.61
	259.09	260	0.91	0.71	2.88	100
	267.73	268.7	0.97	0.76	1.04	100
	279	281.59	2.59	2.02	1.2	100
TDD050	40	44	4	3.12	4.24	76
	47	54.8	7.8	6.08	5.82	100
	57.19	81.56	24.37	19	5.53	92.29
TDD051	0	5	5	3.9	6.51	73
	21	46	25	19.49	1.57	91.12
	48.65	61.4	12.75	9.94	1.36	94.9
	65	73	8	6.24	1.59	94
	81.1	91.72	10.62	8.28	1.02	97.65
	102.2	104.76	2.56	2	1.49	100
	113	120	7	5.46	0.92	100
	124.55	136.7	12.15	9.47	3.1	100
	147	156.5	9.5	7.41	1.03	100
	163.2	176	12.8	9.98	0.72	98.13
	182	185.2	3.2	2.5	0.85	100
	203.91	207.2	3.29	2.57	0.87	100
	213	218.3	5.3	4.13	1.11	100
TDD052	0	29.38	29.38	22.91	1.44	80.74
	32.4	40.32	7.92	6.18	1.35	88.76
	67.7	87.64	19.94	15.55	2.14	98.65
	94.53	102.5	7.97	6.21	1.07	99.62
	116.1	125.45	9.35	7.29	2.06	99.04
	135	139.9	4.9	3.82	1.03	95.92
	151.9	155.9	4	3.12	1.79	100
	172	174.31	2.31	1.8	5.06	100
	178.31	190.71	12.4	9.67	2.44	100
	198.76	223	24.24	18.9	0.8	100
	226	231.23	5.23	4.08	1.17	100
	256	259.2	3.2	2.5	1.86	100
	272	288.22	16.22	12.65	3.7	97.41
	346.62	347.58	0.96	0.75	1.26	100
TDD053	14.6	16.02	1.42	1.11	1.36	70.42
	29.83	48	18.17	14.17	1.88	96.69
	50	56.46	6.46	5.04	1.08	89.78
	69.3	72.02	2.72	2.12	1.53	62.5
	77.8	80.82	3.02	2.35	1.04	94.7
	84.82	85.8	0.98	0.76	1.28	100
	104.5	105.5	1	0.78	1.02	100
	120.28	122.18	1.9	1.48	0.86	100
	127.38	129.51	2.13	1.66	0.99	93.9
	169	170.54	1.54	1.2	5.8	100
	174.57	182.24	7.67	5.98	0.68	98.31
	194	195	1	0.78	4.64	100
	216	217	1	0.78	1.54	100
	219	222	3	2.34	1.7	100

			Length	TRUE Width	Grade	Core Recovery
BHID	From	To	(m)	(m)	(Au (g/t))	(%)
TDD054	0	131.81	131.81	102.77	2.26	94.7
	159.76	169	9.24	7.2	0.73	93.72
	174.87	175.87	1	0.78	1.29	98
	183.05	184.05	1	0.78	3.94	100
	195	196	1	0.78	1.28	100
	199	200	1	0.78	1.41	96
	218.79	222.2	3.41	2.66	0.89	100
TDD055	9.9	11	1.1	0.86	1.9	100
	16.65	17.67	1.02	0.8	0.93	53.92
	45.7	47.2	1.5	1.17	2.57	82
	57.23	58.96	1.73	1.35	1.46	100
	63.22	67	3.78	2.95	1.41	81.48
	71.88	78.33	6.45	5.03	1.01	100
	83	95.66	12.66	9.87	1.02	99.37
	101.6	111.5	9.9	7.72	0.99	98.99
	120.74	122.15	1.41	1.1	1.85	100
	146	148.87	2.87	2.24	2.43	100
	156.87	172	15.13	11.8	1.16	100
	175.89	182.89	7	5.46	4.95	100
	206.96	213	6.04	4.71	0.85	100
	216	223	7	5.46	0.81	100
	226	227	1	0.78	1.01	100
	231	234	3	2.34	2.12	100
	250	250.71	0.71	0.55	3.32	100
	272.65	274.5	1.85	1.44	2.4	100
	279.4	280.12	0.72	0.56	1.2	100
TDD056	6	11	5	3.9	0.78	95.8
	32	44	12	9.36	0.54	91.92
	65	73	8	6.24	0.6	94.25
	166	186	20	15.59	1.95	93.75
	193.51	198	4.49	3.5	6.09	88.64
TDD057	1.17	6.6	5.43	4.23	1.09	72.74
	38.39	40.28	1.89	1.47	1.68	100
	71.77	75.77	4	3.12	0.79	100
	88.06	121.1	33.04	25.76	1.44	99.46
	125.46	129.39	3.93	3.06	0.88	98.47
	137.4	145.17	7.77	6.06	1.93	99.36
	175.05	177.05	2	1.56	1.28	100
	196.51	197.32	0.81	0.63	11.8	100
	200	201	1	0.78	2.02	100
TDD058	0	97.3	97.3	75.86	2.42	87.79
	105	152.64	47.64	37.14	2.13	91.83
	157	161.56	4.56	3.56	2.76	100
TDD059	0	6.85	6.85	5.34	0.89	81.17
	10.23	17.04	6.81	5.31	0.96	61.38
	65.8	68.88	3.08	2.4	1.02	97.4
	71.54	72.33	0.79	0.62	10.5	100
	93.84	98.91	5.07	3.95	0.74	98.62
	158.5	162.99	4.49	3.5	1.69	65.26
	186.41	203.87	17.46	13.61	0.74	97.14
TDD060	205.9	210.38	4.48	3.49	0.77	78.13
	219.36	233.47	14.11	11	0.77	98.16
	431.1	435	3.9	3.04	0.63	80.77
	440.1	443.73	3.63	2.83	0.99	98.07
	450.88	464	13.12	10.23	0.68	100

			Length	TRUE Width	Grade	Core Recovery
BHID	From	To	(m)	(m)	(Au (g/t))	(%)
TDD061	0	18	18	14.03	2.32	48.11
	31	38	7	5.46	0.68	84.86
	41.75	188	146.25	114.03	2.62	93
Including:
	138.8	177	43.2	33.68	4.62	96
TDD062	0	8.7	8.7	6.78	0.65	67.24
	37.8	42.8	5	3.9	1.97	100
	62.48	72	9.52	7.42	0.87	92.23
	113.2	118.88	5.68	4.43	0.68	35.39
TDD063	10.89	16.76	5.87	4.58	0.91	83.2
	19.36	26.1	6.74	5.26	0.97	98.9
	30.72	58.09	27.37	21.34	0.82	82.28
	72	75	3	2.34	1.24	96.67
	93.92	99.51	5.59	4.36	8.54	79.61
	102.45	104.23	1.78	1.39	1.61	53.54
	109.15	200.78	91.63	71.44	2.16	94.26
TDD064	0	11.3	11.3	8.81	5.05	65.13
	85.2	87	1.8	1.4	0.83	100
	156	159	3	2.34	0.76	100
	187	203.53	16.53	12.89	0.83	100
	227	233	6	4.68	0.81	100
TDD065	0	55.9	55.9	43.59	5.99	80.54
	94	107	13	10.14	1.26	91.81
TDD066	12	14	2	1.56	0.88	95
	22.16	29.07	6.91	5.39	4.17	81.91
	40	43.6	3.6	2.81	0.69	100
	46.6	59.69	13.09	10.21	1.02	97.78
	81.7	88.97	7.27	5.67	1.36	92.43
	117.7	118.7	1	0.78	1.41	100
	153	153.74	0.74	0.58	2.16	100
	172.23	174.55	2.32	1.81	0.68	100
	196.47	197	0.53	0.41	8.68	100
	201.8	202.8	1	0.78	2.57	100
	205.43	206.15	0.72	0.56	1.11	100
	228.1	229.45	1.35	1.05	1.22	100
	239.48	243	3.52	2.74	1.49	100
	264.65	269.08	4.43	3.45	2.49	100
	313.88	331	17.12	13.35	1.58	95.21
	335	341	6	4.68	0.68	100
	350.8	351.57	0.77	0.6	1.77	100
	356	358	2	1.56	0.85	100
	362	373.59	11.59	9.04	1.6	100
TDD067	0	2.82	2.82	2.2	1.12	66.67
	26.02	27.34	1.32	1.03	16.79	100
	34.52	64.63	30.11	23.48	1.37	79.01
	74.73	80.25	5.52	4.3	0.78	84.96
	150.69	152.69	2	1.56	0.71	100
	205.15	206.88	1.73	1.35	1.54	100
TDD068	7.7	20	12.3	9.59	0.95	86.99
	33	60	27	21.05	1.28	93.56
	64.32	276	211.68	165.05	2.41	96.52

			Length	TRUE Width	Grade	Core Recovery
BHID	From	To	(m)	(m)	(Au (g/t))	(%)
Including:
	85	96	11	8.58	6.4	93.45
	105	113	8	6.24	5.24	99.13
	133	166.5	33.5	26.12	4.46	97.88
	289	300	11	8.58	0.96	93.09
	316	317	1	0.78	1.05	100
TDD069	0	9	9	7.02	1.08	96.22
	12.8	17	4.2	3.27	1.99	100
	20	24	4	3.12	0.79	90
	42.78	66.3	23.52	18.34	0.89	91.2
	79	89	10	7.8	0.95	89
	99	101	2	1.56	1.5	100
	165.9	166.9	1	0.78	4.04	100
	181.49	182.15	0.66	0.51	1.15	100
TDD070	0	19.82	19.82	15.45	1.37	81.63
	47.21	53.21	6	4.68	0.69	100
	92.76	93.76	1	0.78	1.45	100
	166.1	169.1	3	2.34	0.99	100
	172.84	174.98	2.14	1.67	1.51	100
	181.54	183.58	2.04	1.59	0.93	100
	191.39	202	10.61	8.27	2.5	100
	205	207	2	1.56	1.45	100
	227.6	239.97	12.37	9.64	1.11	99.75
	250.59	257.76	7.17	5.59	2.94	100
	264.76	271	6.24	4.87	1.73	99.52
TDD071	14	28.5	14.5	11.31	1.15	93.1
	37	39.52	2.52	1.96	0.71	88.49
	44.52	46.52	2	1.56	0.94	100
	67.26	70	2.74	2.14	2.82	28.83
TDD072	0	7.5	7.5	5.85	3.26	70
	14	16.18	2.18	1.7	1.92	100
	30.68	32.68	2	1.56	4.66	100
	40.79	48.72	7.93	6.18	1.9	99.24
	55.72	56.72	1	0.78	1.8	100
	60	60.85	0.85	0.66	1.65	100
	93	94.24	1.24	0.97	1.76	100
	100.24	116.29	16.05	12.51	0.67	100
	124.5	126.34	1.84	1.43	1.33	98.91
TDD073	106.58	107.17	0.59	0.46	2.68	100
TDD074	0	13.57	13.57	10.58	1.29	81.06
	35.8	50.82	15.02	11.71	1.06	81.42
	59	98.76	39.76	31	2.2	70.15
	133.03	134.55	1.52	1.19	1.22	53.95
TDD075	13.04	14.8	1.76	1.37	1.66	97.22
	65	68	3	2.34	0.87	98.29
	82	83.47	1.47	1.15	1.11	81.64
	92.2	98.43	6.23	4.86	1.3	98.25
	178.9	183.83	4.93	3.84	1.1	99.4
	189	208.35	19.35	15.09	2.52	99.76
TDD076	151	154.73	3.73	2.91	0.63	95
	174	180.74	6.74	5.26	1.52	91.28
	200	206	6	4.68	1.49	100
	220	222.75	2.75	2.14	0.73	100
TDD077	90.56	91.56	1	0.78	0.86	100

			Length	TRUE Width	Grade	Core Recovery
BHID	From	To	(m)	(m)	(Au (g/t))	(%)
TDD078	30.28	31.7	1.42	1.11	1.28	100
	78	80	2	1.56	2.05	97
	83.25	84	0.75	0.58	1.99	100
	92	105.23	13.23	10.32	1.73	100
	111.87	136	24.13	18.81	1.81	99.23
Including:
	112.29	117	4.71	3.67	4.24	97.71
	139	156.2	17.2	13.41	0.77	99.24
	160.66	162.66	2	1.56	1.02	100
	179.7	182	2.3	1.79	0.89	94.29
	204	205	1	0.78	1.06	100
	223	224	1	0.78	1.25	93
	257	258	1	0.78	1.27	100
	311.63	313	1.37	1.07	0.92	100
	365.92	366.42	0.5	0.39	3.47	100
	376.95	377.95	1	0.78	1.01	100
	394.12	397.7	3.58	2.79	0.7	93
TDD079	4.13	20.02	15.89	12.39	2.34	80.53
	34.32	158.6	124.28	96.9	2.31	95.42
	166.6	169.6	3	2.34	1.1	100
	172.6	175.1	2.5	1.95	1.48	100
	176.93	178.93	2	1.56	0.79	100
	247.81	251.51	3.7	2.88	0.57	100
	255.51	257.51	2	1.56	3.36	100
	300.98	302.54	1.56	1.22	1.86	100
	328.88	337.47	9.59	7.48	0.66	94.41
TDD080	6.92	8.46	1.54	1.2	1.11	97.17
	149.62	151	1.38	1.08	1.51	100
	162	164	2	1.56	0.8	100
TDD081	9.2	11.73	2.53	1.97	1.49	100
	70.45	76.87	6.42	5.01	1.71	95.07
	82.73	83.73	1	0.78	1.45	100
TDD082	0	6.49	6.49	5.06	2.55	93.54
	27.52	30.84	3.32	2.59	0.79	100
	34.13	35.92	1.79	1.4	6.06	93.87
	44.82	57.92	13.1	10.21	2.24	97.32
	59.96	62.96	3	2.34	0.76	100
	87.15	94.1	6.95	5.42	1.51	99.72
	96.26	101.1	4.84	3.77	1.02	100
	112	115	3	2.34	0.57	100
	161.8	170.4	8.6	6.71	0.61	98.74
	178.3	181.15	2.85	2.22	0.99	100
TDD083	73.4	79	5.6	4.37	1.74	88.95
	85.82	89.84	4.02	3.13	1.27	95.79
	105.27	106.9	1.63	1.27	4.22	100
TDD084	35.95	36.95	1	0.78	10.6	100
	39.9	40.9	1	0.78	3.72	100
	127	127.79	0.79	0.62	1.46	100
	132	132.78	0.78	0.61	1.26	100
	135.5	144	8.5	6.63	2.24	78.53
	156	157	1	0.78	6.73	100

			Length	TRUE Width	Grade	Core Recovery
BHID	From	To	(m)	(m)	(Au (g/t))	(%)
TDD085	0	38.94	38.94	30.36	1.98	81.81
Including:
	0	16.92	16.92	13.19	2.71	70.02
	44.36	44.72	0.36	0.28	3.64	100
	52	54	2	1.56	0.91	100
	78.21	79.21	1	0.78	1.21	100
	120	121	1	0.78	0.52	100
	123.9	126	2.1	1.64	0.63	100
	128.22	130.95	2.73	2.13	1.04	100
	137.8	170.3	32.5	25.34	1.51	99.43
	178	179	1	0.78	0.63	100
	181	182	1	0.78	0.56	100
	185.23	190	4.03	3.14	0.67	94.84
	193	194	1	0.78	1.12	100
	197	198	1	0.78	0.73	100
	202	204	2	1.56	1.08	100
	206	207	1	0.78	3.07	100
	208.91	210.91	2	1.56	1.4	100
	217.91	219.91	2	1.56	1.36	100
	292.92	293.92	1	0.78	2.02	100
	295.92	311.25	15.33	11.95	0.68	99.7
	335.17	338.17	3	2.34	0.93	100
	345.1	353	7.9	6.16	1	100
	367.48	373.38	5.9	4.6	2.17	100
	388.74	392.63	3.89	3.03	0.9	100
	399.63	417	17.37	13.54	0.72	88.64
TDD086	13.62	14.62	1	0.78	0.81	100
	51.64	52.64	1	0.78	0.65	100
	55.64	58.64	3	2.34	1.48	100
	62.6	64.6	2	1.56	4.12	100
	104	105	1	0.78	0.68	100
	131.54	135.4	3.86	3.01	1.56	98.35
	140.4	149	8.6	6.71	0.9	99.22
TDD088	25.46	26	0.54	0.42	1.13	100
	104	107.67	3.67	2.86	1.49	93.75
	116	117	1	0.78	2.03	100
TDD089	81.3	81.63	0.33	0.26	2.76	100
	88.73	96	7.27	5.67	15.84	100
Including:
	88.73	92.73	4	3.12	26.49	100
	99.55	101.55	2	1.56	2.8	100
	107.24	109.24	2	1.56	2.76	100
TDD090	45.06	46	0.94	0.73	0.92	91.49
	47.52	48	0.48	0.37	1.08	100
	52.06	57.46	5.4	4.21	1	84.45
TDD091	18.14	19.14	1	0.78	0.6	100
	21	21.52	0.52	0.41	1.29	100
	33.9	34.78	0.77	0.6	0.71	100
	38.78	41.06	2.28	1.78	0.82	89.06
	69.2	73.16	3.96	3.09	1.87	100
	149.6	151.8	2.2	1.72	0.79	100
TDD092	99	100	1	0.78	0.51	100
TDD093	2	4.51	2.51	1.96	0.56	95.67
	53	54	1	0.78	0.49	82
	64	66	2	1.56	7.93	100
	143	144	1	0.78	0.55	100

			Length	TRUE Width	Grade	Core Recovery
BHID	From	To	(m)	(m)	(Au (g/t))	(%)
TDD094	8	24.27	16.27	12.69	2.22	69.5
Including:
	14	18.62	4.62	3.6	4.57	74.8
	121	123	2	1.56	1.2	77
	127.63	131.29	3.66	2.85	1.72	84.97
TDD095	NO SIGNIFICANT INTERSECTION			0
TDD096	53.3	54.3	1	0.78	1.97	100
TDD097	123	127	4	3.12	2.95	100
TDD098	44	52.03	8.03	6.26	2.13	97.88
	70.5	81.6	11.1	8.65	6.01	88.38
Including:
	78.32	81.6	3.28	2.56	16.69	91.46
TDD099	NO SIGNIFICANT INTERSECTION			0
TDD100	11	12	1	0.78	7.94	100
	32	34	2	1.56	0.82	100
	109.3	119	9.7	7.56	6.54	97.53
Including:	0
	112	115	3	2.34	14.15	96
	122	123	1	3.85	100
TDD101	1	3	2	1.56	0.71	72.5
	24	30	6	4.68	1.84	87
	39.4	41	1.6	1.25	0.81	100
	70	79	9	7.02	1.04	100
	156	160	4	3.12	0.89	88.75
	164	165	1	0.78	1.99	100
	171	176	5	3.9	0.9	85
TDD102	NO SIGNIFICANT MINERALIZATION
TDD103	2	3	1	0.78	1.6	90
	10	12	2	1.56	1.31
	48.9	49.9	1	0.78	0.98	100
TDD104	272	273	1	0.78	0.73	100
	287	287.54	0.54	0.42	2.66	100
	298	299	1	0.78	0.68	100
	337	338	1	0.78	7.56	100
	351	352	1	0.78	1.44	100
TDD105	36	39	3	2.34	3.42	100
	121.6	131	9.4	7.33	3.81	89.11
Including:
	125	130	5	3.9	6.1	94.8
	134	135	1	0.78	2.25	100
	137	138	1	0.78	1.95	100
	145	146	1	0.78	1.52	100
TDD106	65	75	10	7.8	2.55	90.8
	80.32	83	2.68	2.09	1.24	72
TDD107	7.4	9	1.6	1.25	1.73	95
	71	74	3	2.34	3.33	100
	79	82	3	2.34	2.86	91
	93	96.48	3.48	2.71	6.3	97.25
TDD108	79.75	80.3	0.55	0.43	1.19	100
	83.73	84.33	0.6	0.47	0.86	100
	93.3	94	0.7	0.55	6.04	100
	98	99	1	0.78	5.72	100

			Length	TRUE Width	Grade	Core Recovery
BHID	From	To	(m)	(m)	(Au (g/t))	(%)
TDD109	81	83	2	1.56	0.8	100
	260.84	262	1.16	0.9	1.42	100
	265.96	270	4.04	3.15	0.51	87.38
TDD110	86.25	89.25	3	2.34	1.12	100
	99.85	102.29	2.44	1.9	5.26	100
	106	107	1	0.78	0.66	100
	180	181	1	0.78	0.58	100
TDD111	157.64	158.64	1	0.78	2.58	100
TDD112	101.63	102.5	0.87	0.68	1.06	100
	235.8	239.54	3.74	2.92	1.05	100
	249.76	250.76	1	0.78	0.91	100
TDD113	51	51.79	0.79	0.62	0.93	100
	74.46	74.89	0.43	0.34	5.78	100
TDD114	158.18	159.12	0.94	0.73	1.57	100
TDD115	28.32	48.79	20.47	15.96	2.31	68.69
TDD116	NO SIGNIFICANT INTERSECTION
TDD117	9	19.31	10.31	8.04	1.45	47.53
TDD118	19.5	21.11	1.61	1.26	0.57	62.11
TDD119	31.99	38.9	6.91	5.39	1.85	80.46
	47.08	48	0.92	0.72	0.91	67
	62	64	2	1.56	0.88	100
	76.2	77.2	1	0.78	0.52	73
	105.7	123	17.3	13.49	3.54	89.94
	253	254	1	0.78	0.64	100
	15.75	19	3.25	2.53	6.17	70.15
	23	25	2	1.56	4.65	100
	108	134.93	26.93	21	1.7	95.8
Including:
	108	118.7	10.7	8.34	2.6	99.63
TDD120	77	78	1	0.78	1	100
TDD121	29.18	38	8.82	6.88	5.1	72.48
	45	48.37	3.37	2.63	2.77	100
	83.28	84.38	1.1	0.86	0.63	46.36
	101	102	1	0.78	0.51	100
TDD122	0	3	3	2.34	3.11	87.33
	21	22	1	0.78	0.85	73
	61	64	3	2.34	1.4	95
	73	75.72	2.72	2.12	4.42	33.82
TDD123	0	3	3	2.34	0.56	72.67
	10	20	10	7.8	1.25	72.6
	33	38	5	3.9	3.36	53
	68	81	13	10.14	6.71	73.54
TDD124	14.7	19	4.3	3.35	1.59	73.26
	27.05	38.6	11.55	9.01	1.71	54.98
	56.96	58	1.04	0.81	0.82	80
	61	64	3	2.34	0.58	80.33
	73	114	41	31.97	3.39	71.56
	118.5	120.43	1.93	1.5	0.77	70.98
	178	179	1	0.78	1.89	100
TDD125	37.96	38.96	1	0.78	0.94	100
	112.26	116.67	4.41	3.44	1.88	100
	161	162	1	0.78	1.4	100
	173	174	1	0.78	0.75	100

			Length	TRUE Width	Grade	Core Recovery
BHID	From	To	(m)	(m)	(Au (g/t))	(%)
	179	180	1	0.78	0.58	100
	182	183	1	0.78	0.68	100
	191	192.1	1.1	0.86	0.9	67.28
TDD126	24	26.7	2.7	2.11	7.12	70
	28.7	31.6	2.9	2.26	4.52	80.69
	38	40	2	1.56	0.93	91
	43	44	1	0.78	0.67	100
	70	74	4	3.12	2.17	44.25
	86	89	3	2.34	0.78	100
	143.95	144.95	1	0.78	0.89	100
	201	201.45	0.45	0.35	1.35	100
TDD127	11	34	23	17.93	4.58	98.04
	39	41	2	1.56	2.18	100
TDD128	46.55	50.55	4	3.12	0.9	100
	63	64	1	0.78	0.8	100
	105	107	2	1.56	0.61	100
	114	120	6	4.68	0.77	82.5
TDD129	19	21	2	1.56	3.22	87.5
	24	27	3	2.34	4.37	86.67
TDD130	13.1	14.3	1.2	0.94	0.6	67
	19.5	22.3	2.8	2.18	0.78	53.57
TDD131	252.69	263	10.31	8.04	2.33	98.49
	267	272	5	3.9	1.23	97.8
TDD132	NO SIGNIFICANT INTERSECTION
TDD133	32	39	7	5.46	1.13	97.14
	48	50	2	1.56	0.99	100
TDD134	249	250	1	0.78	6.02	100
	256	257	1	0.78	0.51	100
	262	266	4	3.12	0.95	100
	269.85	272	2.15	1.68	3.6	100
	303	305	2	1.56	1.23	100
TDD135	75.1	78	2.9	2.26	0.53	100
TDD136	3	17.47	14.47	11.28	2.8	73.46
	93	100	7	5.46	0.75	92
	108	110	2	1.56	1.63	96
	116	119	3	2.34	3.01	90.33
	121.95	123	1.05	0.82	4.06	64
	127	129.3	2.3	1.79	0.63	86.96
	240	245	5	3.9	0.61	100
TDD137	203	208.3	5.3	4.13	0.65	77.36
	222	224	2	1.56	1.8	100
	227	228	1	0.78	0.99	85
TDD138	NO SIGNIFICANT INTERSECTION
TDD139	41	50	9	7.02	10.71	95.44
TDD140	64.89	66	1.11	0.87	0.63	77
	154	155	1	0.78	0.69	100
TDD141	9.4	14.85	5.45	4.25	0.69	79.08
	141	143	2	1.56	0.68	89.5
TDD142	NO SIGNIFICANT INTERSECTION
TDD143	26.6	30.4	3.8	2.96	0.55	67.11
	53	55	2	1.56	1.65	77.5
	61.95	67	5.05	3.94	1.16	88.12

			Length	TRUE Width	Grade	Core Recovery
BHID	From	To	(m)	(m)	(Au (g/t))	(%)
TDD144	31.5	32	0.5	0.39	2.54	100
	50	61	11	8.58	1.29	82.82
	79	86	7	5.46	2.32	87.14
	109	119	10	7.8	0.96	96.3
	131	133	2	1.56	4.18	87.5
	149.4	151.2	1.8	1.4	0.95	100
TDD145	97	98	1	0.78	0.88	100
	103.52	104.52	1	0.78	2.22	100
	194	202	8	6.24	2.18	99.25
	206	214	8	6.24	1.19	96.5
	221	223.72	2.72	2.12	0.8	100
	226.45	227.45	1	0.78	0.97	100
TDD146	40	41	1	0.78	0.69	93
	50	51	1	0.78	0.53	100
	141	142.4	1.4	1.09	1.14	100
TDD147	38	39.29	1.29	1.01	0.68	100
	69.43	71.33	1.9	1.48	1.16	73.68
	162	167.44	5.44	4.24	2.59	100
TDD148	9	16	7	5.46	7.64	94.29
	32	34	2	1.56	0.57	100
	41	45.69	4.69	3.66	1.95	100
TDD149	33.6	34.62	1.02	0.8	1.95	69
	109.58	117	7.72	6.02	1.12	44.69
	129	132	3	2.34	3.15	66.67
	150.22	151.22	1	0.78	0.95	100
	204	206	2	1.56	8.26	100
	243.3	244.3	1	0.78	0.65	100
TDD150	49.49	80.38	30.89	24.08	7.22	85.72
TDD151	95	103	8	6.24	2.83	90.13
	109.2	111	1.8	1.4	2.29	100
	116	117	1	0.78	1.26	100
	120	121	1	0.78	1.06	100
	124	125	1	0.78	10.1	100
TDD152	30	35	5	3.9	0.65	59.6
	114.3	126	11.7	9.12	1.84	55.98
	132	143.48	11.48	8.95	4.65	42.94
TDD153	9	10	1	0.78	0.87	100
	44	46	2	1.56	0.65	98.5
	123.9	124.9	1	0.78	8.54	100
	140.65	145.35	4.7	3.66	13.82	86.38
	158	158.35	0.35	0.27	6.39	100
TDD154	34.5	35	0.5	0.39	1.73	100
	44	45	1	0.78	0.6	100
	136.65	138.4	1.75	1.36	5.07	100
	142.17	145	2.83	2.21	0.87	100
	147.78	148.78	1	0.78	2.08	100
	151.78	153.78	2	1.56	4.2	100
	158.65	161.65	3	2.34	5.92	100
TDD155	123	124	1	0.78	1.25	100
	214.2	216	1.8	1.4	3.55	100
	221	228.9	7.9	6.16	6.82	100
	232	240	8	6.24	10.77	100
TDD156	29.48	47	17.52	13.66	2.71	100
	53	56.74	3.74	2.92	0.86	98.66

			Length	TRUE Width	Grade	Core Recovery
BHID	From	To	(m)	(m)	(Au (g/t))	(%)
TDD157	15.1	16	0.9	0.7	0.89	100
	44	45	1	0.78	0.63	100
TDD158	27.08	28.66	1.58	1.23	0.89	93.67
	46.18	48.6	2.42	1.89	4.57	87.6
	63.5	64	0.5	0.39	1.03	100
	69	77	8	6.24	5.6	86.38
	81.7	83.8	2.1	1.64	1.55	80.95
	111.55	112.45	0.9	0.7	2.04	100
	140.53	143	2.47	1.93	1.51	51.01
	179.38	183	3.62	2.82	0.66	97.79
	189.27	191.28	2.01	1.57	0.52	90.55
TDD159	76	78.2	2.2	1.72	0.66	93.64
	83.3	85.29	1.99	1.55	3.89	69.85
	134	135	1	0.78	1.08	100
	157.75	158.5	0.75	0.58	4.02	100
	163	167	4	3.12	1.2	97.25
	170	171	1	0.78	2.84	94
	203.47	204.32	0.85	0.66	1.42	59
	210.61	226	15.39	12	0.97	87.39
	230.18	234	3.82	2.98	3.61	74.87
	243.75	248.72	4.97	3.88	0.97	98.79
TDD160	43.3	51	7.7	6	1.66	91.69
	103.96	118	14.04	10.95	1.79	93.3
	138	144	6	4.68	1.23	100
	171	173.12	2.12	1.65	0.66	74.06
TDD161	126	130.5	4.5	3.51	0.53	83.11
	156	157	1	0.78	2.09	100
	186	188	2	1.56	1.54	100
	192	197	5	3.9	0.93	94.8
	219	223.12	4.12	3.21	2.4	90.29
TDD162	15.3	16	0.7	0.55	0.89	100
	63.46	64.46	1	0.78	0.58	100
TDD163	3	10	7	5.46	1.04	98.57
	35	37	2	1.56	4.71	93.5
	99	119.22	20.22	15.77	2.01	90.8
TDD164	37	41	4	3.12	4.68	73.75
TDD165	22.66	26.97	4.31	3.36	4.15	92.81
	35	43	8	6.24	7.02	87.13
	46	48.91	2.91	2.27	1.34	68.04
	61.7	63.54	1.84	1.43	0.65	100
TDD166	10.34	12.88	2.54	1.98	1.61	70.08
	86.53	89.71	3.19	2.49	1.27	100
	94	95	1	0.78	1.09	100
	98	99	1	0.78	1.62	100
	167	168	1	0.78	0.77	100
	181	182.15	1.15	0.9	1.7	81
	189	190.45	1.45	1.13	5.5	100
TDD167	17	20	3	2.34	1.25	77
	22.4	25.4	3	2.34	4.56	86
	171	172	1	0.78	0.62	96
TDD168	0	18	18	14.03	1.48	85.39
	28.74	31.74	3	2.34	0.82	66.67
	39	40	1	0.78	14.6	100
	48.24	61.83	13.59	10.6	10.32	75.35

			Length	TRUE Width	Grade	Core Recovery
BHID	From	To	(m)	(m)	(Au (g/t))	(%)
TDD169	68.5	71.3	2.8	2.18	1.09	96.43
	78	79	1	0.78	1.8	100
	83	84	1	0.78	1.15	100
TDD170	2	5	3	2.34	1.85	53.33
	35	36	1	0.78	4.5	95
	40	42	2	1.56	1.3	98.5
	47	48	1	0.78	1.45	100
	152	153	1	0.78	0.99	100
	181	182	1	0.78	1.09	100
	233.6	234	0.4	0.31	1.45	100
	245	245.91	0.91	0.71	1.41	100
TDD171	0	5.8	5.8	4.52	3.89	96.21
	22	28	6	4.68	0.88	87.67
	67	71	4	3.12	0.8	82.25
	88.95	107.5	18.55	14.46	2.49	75.9
TDD172	63	69.28	6.28	4.9	1.73	78.82
	81	87	6	4.68	2.35	100
TDD173	27	37	10	7.8	4.47	62.7
	67	71.7	4.7	3.66	4.71	96.81
	75.7	79.7	4	3.12	0.97	98.75
	83.7	85.7	2	1.56	3.06	83.5
	101.6	102.18	0.58	0.45	2.53	100
	112	113	1	0.78	0.68	100
	126	127	1	0.78	1.13	100
	129	130	1	0.78	0.82	100
TDD174	34.6	35.6	1	0.78	0.91	87
	51.38	54	2.62	2.04	0.72	97.33
	66.42	71	4.58	3.57	3.31	100
	73.68	78.68	5	3.9	4.7	100
	153.44	154.8	1.36	1.06	5.02	86.76
	160	161	1	0.78	2.38	100
	163	164	1	0.78	1.76	83
	174.8	181.7	6.9	5.38	2.22	67.68
TDD175	27.07	29	1.93	1.5	2.23	100
	42.25	47	4.75	3.7	0.91	92.63
TDD176	67.45	77	9.55	7.45	2.1	71.94
TDD177	61	62	1	0.78	0.74	80
	72	73	1	0.78	2.23	100
	87	91	4	3.12	4.8	100
	95	96	1	0.78	1.04	100
TDD178	43.3	44.48	1.18	0.92	2.26	100
	67.76	85	17.24	13.44	1.74	52.73
	91.26	92	0.74	0.58	5.47	100
	109	112.15	3.15	2.46	1.05	94.6
	126.77	131.05	4.28	3.34	0.69	90.89
	155	165	10	7.8	2.91	95
	168	172	4	3.12	1.01	97
TDD179	36.3	37.07	0.77	0.6	5.67	92.21
	44.22	47	2.78	2.17	1.38	91.37
	54	57	3	2.34	0.73	84
	69.75	70.75	1	0.78	0.7	100
	137.08	139	1.92	1.5	0.65	86.46

			Length	TRUE Width	Grade	Core Recovery
BHID	From	To	(m)	(m)	(Au (g/t))	(%)
	164.6	166.6	2	1.56	2.39	100
	176.39	180	3.61	2.81	1.57	100
	183	185	2	1.56	1.17	100
	192	193	1	0.78	0.82	100
	196	198	2	1.56	1.55	100
	222	224	2	1.56	1	100
	252.29	253	0.71	0.55	2.67	100
TDD180	5	17	12	9.36	2.82	87.5
	69	75	6	4.68	0.56	82
	94	104.05	10.05	7.84	0.98	89.35
TDD181	0	4	4	3.12	2.63	94.33
	6	8	2	1.56	0.57	75.5
	20.73	30.29	9.56	7.45	2.13	73.22
	33	36.4	3.4	2.65	1.29	100
	42	50	8	6.24	3.18	96.88
	86.5	90.33	3.83	2.99	2.05	59.27
TDD182	0	70.6	70.6	55.05	2.68	59.15
TDD183	0	11.2	11.2	8.73	2.36	93.48
	15.53	21.83	6.3	4.91	1.5	96.03
	31.8	38.25	6.45	5.03	1.37	100
	41	45.74	4.74	3.7	0.86	100
	95	95.57	0.57	0.44	6.71	100
	107.51	109.22	1.71	1.33	2.46	100
	114.47	118.03	3.56	2.78	1.82	100
	142.47	170	27.53	21.47	0.79	98.95
	174.2	184	9.8	7.64	0.81	98.78
	215.61	216.61	1	0.78	3.22	100
	231.95	242.56	10.61	8.27	1.88	100
	268.26	276.84	8.58	6.69	1.88	99.77
	297.67	299.9	2.23	1.74	2.17	98.65
	307.96	308.72	0.76	0.59	1.8	100
	342.91	243.91	1	0.78	0.9	100
	352.48	353	0.52	0.41	5.08	100
	391.66	401	9.34	7.28	0.96	73.23
	416.5	418.87	2.37	1.85	1.58	100
	421.26	423.18	1.92	1.5	0.55	100
	425.51	427.86	2.35	1.83	1.75	83.4
	429.86	431.86	2	1.56	2.21	100
	435.85	444.57	8.72	6.8	0.49	98.74
	454.62	455.18	1.26	0.98	0.86	100
TDD184	0	23.22	23.22	18.1	3.67	81.87
	26	45.38	19.38	15.11	1.43	79.26
	52.45	59.09	6.64	5.18	2.18	95.33
	72	73.21	1.21	0.94	3.05	83
	76	99	23	17.93	1.17	79.22
	106.09	110	3.91	3.05	0.6	67.01
	174	176	2	1.56	1.32	100
	187	189	2	1.56	1.26	94.5
	204	206	2	1.56	1.72	100
TDD185	0	4	4	3.12	1.7	76.25
	11.57	12.42	0.85	0.66	4.39	100
	16	17	1	0.78	2.22	100
	22	23	1	0.78	2.51	74

			Length	TRUE Width	Grade	Core Recovery
BHID	From	To	(m)	(m)	(Au (g/t))	(%)
	28	29	1	0.78	0.81	100
	36.18	37.16	0.98	0.76	0.96	91
TDD186	57.5	58	0.5	0.39	2.87	100
	97.4	99.2	1.8	1.4	1.7	100
	114	132	18	14.03	1.1	99.89
	135	156	21	16.37	2.58	100
	163	164	1	0.78	0.97	100
	182	187	5	3.9	0.93	99
	192	200	8	6.24	0.61	100
	210.29	211	0.71	0.55	2.33	100
	231	232	1	0.78	3.26	87
	240	245	5	3.9	0.71	100
	252	254.15	2.15	1.68	0.78	93.02
	339	341	2	1.56	1.93	100
	356.05	359	2.95	2.3	0.95	96.61
TDD187	0	44	44	34.31	2.36	41.87
TDD188	0	11.5	11.5	8.97	2.65	69.04
	16	46	30	23.39	2.83	68.87
	50	61.3	11.3	8.81	1.42	98.76
	123	147	24	18.71	1.2	83.17
	152	155	3	2.34	1.25	100
	187	188	1	0.78	1.08	100
	194	197.84	3.84	2.99	0.55	78.13
TDD189	0	108.5	108.5	84.6	2.42	77.05
	113	122.14	9.14	7.13	1.68	64.88
	128.32	134.26	5.94	4.63	1.27	94.61
	146.06	147.5	1.44	1.12	1.04	100
	151.73	152.73	1	0.78	1.3	100
	158.81	159.81	1	0.78	0.73	100
	182	183	1.2	0.94	0.6	100
	192	193	1	0.78	0.76	100
	197	198	1	0.78	1.36	100
	211	214	3	2.34	0.65	99
	217	219	2	1.56	0.82	96
	223	224	1	0.78	121	100
	226	227.66	1.66	1.29	2.61	100
	259	266.11	7.11	5.54	0.99	98.03
TDD190	19.46	23.2	3.74	2.92	2.46	79.14
	33.32	38	4.68	3.65	1.03	74.57
	45	46	1	0.78	2.31	78
	133	136	3	2.34	0.7	100
	141	142	1	0.78	1.05	100
	144	145	1	0.78	1.25	100
	147.6	156	8.4	6.55	2.21	98.57
	166.3	169	2.7	2.11	7.94	100
	174	175	1	0.78	1.08	75
	182	183	1	0.78	17.6	100
TDD191	18.15	19	0.85	0.66	0.98	100
	32	33.83	1.83	1.43	0.92	85.79
	45.14	51.04	5.9	4.6	2.11	95.59
	63.75	65.06	1.31	1.02	1.86	100
	67.32	72.16	4.84	3.77	2.18	95.66
	185.83	186.6	0.77	0.6	1.11	100
	202	205	3	2.34	0.72	100

			Length	TRUE Width	Grade	Core Recovery
BHID	From	To	(m)	(m)	(Au (g/t))	(%)
TDD192	9	10	1	0.78	1.02	100
	16	17	1	0.78	0.78	100
	41	43	2	1.56	0.9	100
	55	56	1	0.78	0.53	100
	63	64	1	0.78	0.71	100
	71	71.57	0.57	0.44	0.67	100
	99	107	8	6.24	3.04	99.38
	110	116	6	4.68	1.39	100
	135	144	9	7.02	1.25	99.56
	146.95	150	3.05	2.38	0.83	93.11
	156	158	2	1.56	0.81	100
	162	181	19	14.81	1.77	100
	253	256	3	2.34	2.33	100
	338.52	339.3	0.78	0.61	4.04	79
TDD193	4	5	1	0.78	0.61	100
	32	33	1	0.78	3.25	100
	38	39	1	0.78	1.35	78
	43	44	1	0.78	4.54	86
	99.32	101	1.68	1.31	3.81	100
	106	111	5	3.9	1.85	100
	151.48	178.2	26.72	20.83	2	99.48
TDD194	0	16	16	12.48	5.19	63.44
	27	29	2	1.56	2.55	100
	37	45	8	6.24	2.14	91.38
	50	59	9	7.02	1.52	86.78
	62.04	64	1.96	1.53	0.6	100
	68	86	18	14.03	1.29	95.72
	113.7	114.15	0.45	0.35	3.42	100
	175	181.76	6.76	5.27	0.77	100
	189.66	192.08	2.42	1.89	0.56	100
	194.8	199.36	4.56	3.56	1.17	100
	210	217	7	5.46	1.22	100
	277.5	278	0.5	0.39	2.16	100
	282.56	285.9	3.34	2.6	2.35	97.31
	287.9	288.9	1	0.78	1.07	100
	295.9	296.9	1	0.78	1.03	100
	299.5	300	0.5	0.39	2.47	100
	315	316	1	0.78	0.62	100
	332	335.41	3.41	2.66	0.56	100
	429	436	7	5.46	1.25	100
	439	440	1	0.78	1.01	100
	450	468.4	18.4	14.35	0.96	79.89
	475	476	1	0.78	1.92	100
	491.55	492	0.45	0.35	2.3	100
	497	498	1	0.78	0.75	100
	504	505	1	0.78	2.49	100
	510	511	1	0.78	0.53	100
	515	525	9.5	7.41	0.91	85.16
TDD195	9	11	2	1.56	0.65	100
	52.62	53.62	1	0.78	0.65	100
	89.18	90.69	1.51	1.18	0.56	98.68
	96.67	97.67	1	0.78	0.69	100
	109.73	122	12.27	9.57	3.59	95.84

			Length	TRUE Width	Grade	Core Recovery
BHID	From	To	(m)	(m)	(Au (g/t))	(%)
	124.76	126.31	1.55	1.21	1.67	100
	144.2	157	12.8	9.98	1.22	98.59
	161	162	1	0.78	0.57	100
	169	181	12.1	9.43	2.6	100
	200.2	200.8	0.6	0.47	4.75	100
	284	285	1	0.78	1.45	100
	288	289	1	0.78	5.03	100
	332	335.74	3.74	2.92	1.12	100
	343	348	5	3.9	0.62	100
	361	361.58	0.58	0.45	1.24	100
	381	383	2	1.56	0.72	100
TDD196	11	16	5	3.9	0.85	88.8
	19	22	3	2.34	1.12	100
	30	68.6	38.6	30.1	0.85	98.16
	72	73	1	0.78	1.91	100
	79.8	81	1.2	0.94	1.67	100
	117	119	2	1.56	1.12	100
	123	126	3	2.34	0.93	100
	130	133.5	3.5	2.73	1.88	76.29
	137	139	2	1.56	0.79	100
	146	149	3	2.34	1.41	58.33
	152	156.65	4.65	3.63	2.33	100
	177	181	4	3.12	1.42	100
	183	186.44	3.44	2.68	3	100
	191	247	56	43.66	1.27	93.21
	256	271	15	11.7	1.22	96.8
	274	295.69	21.69	16.91	1.17	97.56
	298.69	299.69	1	0.78	2.32	100
	311.5	312.5	1	0.78	1.77	100
	318.5	329.35	10.85	8.46	0.84	90.14
	333	339	6	4.68	3.92	99.5
	346	348	2	1.56	0.74	96.5
	376.54	378.54	2	1.56	0.73	87.5
TDD197	63	73	10	7.8	2.76	98
	76	81	5	3.9	0.98	89
	90.53	100.37	9.84	7.67	2.16	100
	151	152	1	0.78	2.66	100
	161	162	1	0.78	1.14	100
TDD198	49	64.9	15.9	12.4	6.84	75.03
	72	78.16	6.16	4.8	2.09	67.53
TDD199	7	10.2	3.2	2.5	1.52	95.63
	15.9	18	2.1	1.64	4.13	80.95
	21	24.35	3.35	2.61	0.74	85.67
TDD200	63.72	65.2	1.48	1.15	0.87	100
	75	78.51	3.51	2.74	1.01	77.21
	86	113	27	21.05	3.68	79.59
	129	130.58	1.58	1.23	1.1	100
	133.2	134.15	0.95	0.74	1.43	100
TDD201	23	31	8	6.24	3.4	97.38
	36	43	7	5.46	0.87	98.57
	46	47	1	0.78	3.79	89
TDD202	27	33	6	4.68	2.76	100
	36	45	9	7.02	1.23	100
	48	49	1	0.78	0.5	100

			Length	TRUE Width	Grade	Core Recovery
BHID	From	To	(m)	(m)	(Au (g/t))	(%)
TDD203	9.3	34	24.7	19.26	3.72	75.18
	37	41.45	4.45	3.47	3.15	92.58
	44.45	45.45	1	0.78	4.34	100
	75	91.6	16.6	12.94	8.03	97.29
TDD204	38.3	49	10.7	8.34	4.27	92.6
	52	53	1	0.78	4.32	100
	57	61	4	3.12	1.56	97.5
	66.7	74	7.3	5.69	1.63	83.56
TDD205	76	79	3	2.34	24.99	98
	82	96	14	10.92	1.46	100
	101	102	1	0.78	0.79	100
TDD206	38	47	9	7.02	0.71	91.44
	50	57	7	5.46	1.37	95.71
	64	73	9	7.02	5.01	78
TDD207	14.6	15.4	0.8	0.62	2.42	100
	21	22	1	0.78	1.68	100
	30	31.7	1.7	1.33	3.82	39
	42	43	1	0.78	3	80
	49.62	51.33	1.71	1.33	14.9	58
	60	61.2	1.2	0.94	1.87	44
	71	73.94	2.94	2.29	0.76	57.82
	101	102.23	1.23	0.96	1.11	80
TDD208	6	8	2	1.56	0.58	98.5
	68	70	2	1.56	1.39	80.5
	86	105	19	14.81	3.25	82.42
	115.06	116.06	1	0.78	44.5	100
TDD209	23.61	36.4	12.79	9.97	4.78	48.63
	55.6	57.4	1.8	1.4	1.28	100
TDD210	12	15	3	2.34	1.2	84.33
	29	31	2	1.56	4.33	77.5
	42	48	6	4.68	1.36	89.67
	53	60.8	7.8	6.08	1.63	89.74
	64	65	1	0.78	0.59	100
	70	81	11	8.58	1.44	90.64
TDD211	59	61	2	1.56	0.58	100
	77.1	79	1.9	1.48	0.61	93.68
	87	88	1	0.78	1.43	65
	111	112	1	0.78	0.61	100
	115	117	2	1.56	2.21	82.5
	121	122	1	0.78	0.54	100
	133.2	133.8	0.6	0.47	4.04	100
	165.9	172	6.1	4.76	2.23	96.89
	175	176	1	0.78	0.63	100
TDD212	58.73	63	4.27	3.33	0.55	63.7
	78	87.78	9.78	7.63	1.54	84.25
	104	105	1	0.78	1.34	100
	112.48	113	0.52	0.41	1.3	100
	122.65	130.56	7.91	6.17	0.86	97.35
	138.38	140.3	1.92	1.5	2.2	100
	143.3	146.22	2.92	2.28	2.85	81.85
	161.54	163.54	2	1.56	0.76	100
	166.6	183	16.4	12.79	3.58	90.12

			Length	TRUE Width	Grade	Core Recovery
BHID	From	To	(m)	(m)	(Au (g/t))	(%)
TDD213	14	15	1	0.78	0.73	100
	42.5	45	2.5	1.95	2.96	73.6
	61.4	66	4.6	3.59	1.4	88.26
	71	75	4	3.12	0.51	53.5
TDD214	0	32	32	24.95	2.38	54.66
	39	59	20	15.59	1.29	94.55
	62	86	24	18.71	0.72	80.5
	130	133	3	2.34	0.62	100
TDD215	45	60	15	11.7	1.44	76.47
	79	80	1	0.78	0.7	93
	125	127.87	2.87	2.24	2.42	100
	150	154	4	3.12	1.11	100
	165	171	6	4.68	2.44	93.33
TDD216	21	36	15	11.7	1.78	72.73
	41	46.43	5.43	4.23	0.59	66.11
	52	54	2	1.56	0.85	100
	142	148.16	6.16	4.8	0.87	83.6
	151	152	1	0.78	0.99	100
	157	160.9	3.9	3.04	1.21	92.05

Appendix      III.b

Diamond Drill Hole Intersections

TWANGIZA DD      PROGRAMME Diamond Drilling Results post 14/05/2008 to date

Note:Drilling Intersections shown below have not been used in the Current Resource Estimate as completed after the data cut-off date. Shown below as a indication of poternial increase Data provided by Banro and not extracted from SRK Database

The Infill Drilling Programme includes:

12 Infill Holes	(TDD217, 220, 222, 225, 226, 227, 228, 233, 234, 237, 241, 247)
13 Down-Dip Extension	(TDD221, 223, 229, 230, 231, 232, 235, 236, 238, 239, 240, 242, 244)
4 Up-Dip Holes	(TDD218, 219, 224, 245) (Note: 218 & 219 are drilled within the morezone)
2 Exploration	(TDD243,246) - Testing Hanging Wall in Twangiza North

				Length	TRUE Width	Grade	Core Recovery
BHID	From	To		(m)	(m)	(Au (g/t))	(%)
TDD217	0	47		47	36.65	2.38	89.98
	51	86		35	27.29	2	92.94
	102	107		5	3.9	0.59	76.8
	137	185		48	37.43	1.61	98.06
	193	195		2	1.56	4.18	100
	203	214		11	8.58	1.12	95.73
	217	220		3	2.34	0.5	100
	228	237		9	7.02	0.78	97.89
	248.55	251		2.45	1.91	0.6	65.31
TDD218	0	49		49	38.21	1.11	34.65
	52.26	56.44		4.18	3.26	0.77	71.77
	61	62		1	0.78	0.53	100
	65.19	67.37		2.18	1.7	0.73	91.74
	71	74		3	2.34	0.67	100
	77.75	80.18		2.43	1.89	4.66	100
	93	96		3	2.34	3.8	100
	99	104		5	3.9	0.6	93.8
	109	110		1	0.78	0.56	100
	123	126		3	2.34	0.61	100
	129	130		1	0.78	0.51	100
	141	143		2	1.56	0.65	100
	146	147		1	0.78	0.52	100
	155	162		7	5.46	0.79	100
	165	210.75		45.75	35.67	1.52	100
	216.75	244.8		28.05	21.87	2.46	97.15
TDD219	0	8		8	6.24	0.72	45.13
	25	41		16	12.48	4.16	89.19
	48.57	50		1.43	1.11	0.84	60.14
	52.9	61		8.1	6.32	0.96	38.02
	66.1	134		67.9	52.94	1.31	96.05
	137	148		11	8.58	2.79	72.09
	152	181		29	22.61	1.81	98.66
	190	195		5	3.9	0.58	97.8
	197	203		6	4.68	1.49	100
	212	220		8	6.24	0.51	100
	231	242.00	*	11		5.71	96.82
	244	248		4	3.12	0.9	100
TDD220	69	70.66		1.66	1.29	0.65	100
	76.58	79.6		3.02	2.35	1.75	96.03
	85	130		45	35.09	4.26	80.13

			Length	TRUE Width	Grade	Core Recovery
BHID	From	To	(m)	(m)	(Au (g/t))	(%)
	140	160.4	20.4	15.91	1.07	94.41
	164.4	213	48.6	37.89	1.84	94.94
	242	268	26	20.27	2.17	99.73
	274	281.77	7.77	6.06	1.87	100
	287.77	288.77	1	0.78	0.92	100
	296.77	297.2	0.43	0.34	0.57	100
	300	334	34	26.51	1.29	98.88
	356	365	9	7.02	0.91	73.78
	368	374	6	4.68	0.57	70.83
	379	380	1	0.78	5.66	100
	440	441	1	0.78	0.62	100
	444	448	4	3.12	0.62	100
TDD221	76	77	1	0.78	1.46	100
	91	98	7	5.46	0.55	95
	110	259	149	116.18	1.71	93.62
	266	326	60	46.78	3.5	97.47
TDD222	5	15	10	7.8	2.66	79.1
	22	42.14	20.14	15.7	1.42	77.11
	49	54.6	5.6	4.37	1.66	100
	57	71	14	10.92	1.28	97.29
	90	108	18	14.03	1.07	88.5
	116.8	118.3	1.5	1.17	0.7	90
	142	159.62	17.62	13.74	1.64	94.06
	163	164	1	0.78	1.06	86
	167	177	10	7.8	1.23	75.2
TDD223	3.25	4	0.75	0.58	0.61	100
	61	82.59	21.59	16.83	1.24	98.52
	90.59	97.27	6.68	5.21	2	97.01
	100	104	4	3.12	0.55	85
	108	110.8	2.8	2.18	1.35	88.21
	126	127	1	0.78	0.72	100
	146	147	1	0.78	7.83	100
	180	182	2	1.56	1.58	92
	191	192	1	0.78	0.53	100
TDD224	10	12	2	1.56	0.69	100
	17	18	1	0.78	0.63	100
	31	37	6	4.68	1.92	96.83
	41	47	6	4.68	0.5	90.5
	52	99	47	36.65	1.13	82.94
	104	107	3	2.34	0.85	98
	111	153	42	32.75	1.27	93.67
	159	172	13	10.14	1.26	98.08
	176	177	1	0.78	0.64	85
TDD225	76	78	2	1.56	0.86	91.5
	88	280	192	149.7	2.02	86.98
	284	300	16	12.48	0.89	98.06
	309	337.5	28.5	22.22	0.67	96.81
TDD226	0	15	15	11.7	1.56	89.8
	23.2	101	77.8	60.66	2.17	96.13
	118	136	18	14.03	1.08	100
	145	146	1	0.78	1.78	100
	151	172	21	16.37	1.3	97.38
	175	179	4	3.12	1	100
	184	190	6	4.68	2.33	100

			Length	TRUE Width	Grade	Core Recovery
BHID	From	To	(m)	(m)	(Au (g/t))	(%)
	201	205	4	3.12	6.9	100
	213	214	1	0.78	1.64	100
	217	224	7	5.46	1.45	95.43
	227	232	5	3.9	1.78	100
	235	300.7	65.7	51.23	2.9	93.81
TDD227	7	8	1	0.78	0.53	100
	21.4	22.3	0.9	0.7	0.97	90
	29	36	7	5.46	1.1	98
	43	45	2	1.56	1.38	78.5
	53	64	11	8.58	1.13	96.64
	67	69	2	1.56	1.29	100
	76	144	68	53.02	3.77	98.63
	148	155	7	5.46	1.53	99.71
	160	166	6	4.68	0.56	100
	171	178	7	5.46	0.48	100
	180	181	1	0.78	0.82	100
	186	189.42	3.42	2.67	3.72	93.86
	197	201	4	3.12	1.47	100
	204	205	1	0.78	0.87	90
	217	222	5	3.9	1.3	100
	225	231	6	4.68	1.9	100
	235	239.77	4.77	3.72	1.43	100
	258.77	261	2.23	1.74	0.71	100
	264	288	24	18.71	1.12	99.33
	303	304	1	0.78	1.29	100
TDD228	43.77	52	8.23	6.42	1.62	63.06
TDD229	15	21	6	4.68	2.26	95
	33	34	1	0.78	0.52	100
	47.15	59	11.85	9.24	1.63	96.62
	62	70	8	6.24	0.93	99
	73	85	12	9.36	2.45	100
	97	100	3	2.34	2.25	100
	107	109	2	1.56	0.89	100
	112	120	8	6.24	0.62	98.4
	139	147	8	6.24	3.68	95.88
	155	160	5	3.9	3.13	97.5
	162	165	3	2.34	0.8	100
	171	174	3	2.34	0.61	100
	200	201	1	0.78	0.81	100
	203	204	1	0.78	1.07	100
	207	211	4	3.12	2.18	100
	215	216	1	0.78	2.46	100
	220	232	12	9.36	0.67	100
	237	280	43	33.53	2.42	99.53
	284	289	5	3.9	1.38	100
	294	341.63	47.63	37.14	2.35	98.59
	344.35	363.9	19.55	15.24	1.28	100
	391	398	7	5.46	1	100
	406	410	4	3.12	0.65	100
	413	423	10	7.8	1.55	95.2
	426	444.19	18.19	14.18	0.73	76.36
	449	467	18	14.03	1.54	100
	472	486	14	10.92	1.49	99.5

			Length	TRUE Width	Grade	Core Recovery
BHID	From	To	(m)	(m)	(Au (g/t))	(%)
TDD230	8	9	1	0.78	0.55	100
	11	14.45	3.45	2.69	2.87	86.96
	20	25	5	3.9	0.69	94.2
	26.35	28	1.65	1.29	3.8	100
	39	66.6	27.6	21.52	2.32	98.37
	77	80	3	2.34	12.02	100
	87	88	1	0.78	8.81	100
	91	92	1	0.78	0.93	100
	93.45	94	0.55	0.43	0.64	100
	123	124	1	0.78	0.59	100
	127	128.56	1.56	1.22	0.87	96.79
	131	139	8	6.24	1.71	100
	144	168	24	18.71	2.35	98.46
	171	179	8	6.24	0.65	97.75
	182	183	1	0.78	1.23	100
	189	206.58	17.58	13.71	2.47	99.83
	212	213	1	0.78	0.75	100
	217	218	1	0.78	0.61	94
	229	230	1	0.78	0.65	100
	232	233	1	0.78	0.51	100
	238	247.95	9.95	7.76	1.29	97.99
	259	268	9	7.02	3.88	100
	273.2	280	6.8	5.3	2.18	100
	283	284	1	0.78	4.02	100
	287	314	27	21.05	1.3	99.52
	317	342.85	25.85	20.16	2.53	95.4
	350	365.55	15.55	12.12	1.35	90.23
	397	402	5	3.9	3.6	100
	519	520	1	0.78	3.93	100
TDD231	16	17	1	0.78	0.72	43
	26.4	31.77	5.37	4.19	1.12	48.04
	59	60	1	0.78	0.62	100
	63.46	64	0.54	0.42	0.76	100
	66	67	1	0.78	1.08	71
	90	96	6	4.68	1.49	93.67
	100	103	3	2.34	0.81	94.67
	107	113	6	4.68	0.78	92.33
TDD232	28	35	7	5.46	1.64	70.14
	68.7	70.6	1.9	1.48	4.5	100
	73.4	76	2.6	2.03	2.45	100
	119.7	132	12.3	9.59	1.55	89.84
TDD233	162	180	18	14.03	1.77	99.44
	191	193.71	2.71	2.11	1.48	100
TDD234	42	46	4	3.12	0.81	96.75
	131.4	166	34.6	26.98	3.19	98.15
TDD235	70	103	33	25.73	2.76	83.42
	106	110	4	3.12	1.61	91.5
	115	121.4	6.4	4.99	4.94	94.22
TDD236	23	25	2	1.56	1.08	100
	33	37	4	3.12	0.63	100
	41	44	3	2.34	0.51	100
	68	69	1	0.78	5.9	100
	93	141.71	48.71	37.98	2.53	97.5
TDD237	32	32.78	0.78	0.61	2.62	100
	70	81	11	8.58	4.4	81.64

			Length	TRUE Width	Grade	Core Recovery
BHID	From	To	(m)	(m)	(Au (g/t))	(%)
	87	98	11	8.58	2.87	73.64
	102	103.42	1.42	1.11	1.18	70.42
	108	111.59	3.59	2.8	1.53	100
TDD238	47	50	3	2.34	0.74	100
	56	59	3	2.34	1.97	41.67
	64	66	2	1.56	3.24	50
	99.74	124	24.26	18.92	1.76	91.63
	138	139	1	0.78	2.25	89
	171	172	1	0.78	3.65	100
TDD239	22	23	1	0.78	0.96	100
	26	28	2	1.56	0.6	100
	33.22	37.55	4.33	3.38	6.36	98.85
	53.59	56	2.41	1.88	0.84	100
	130	132	2	1.56	1.05	100
	135	136	1	0.78	0.59	100
	144	145	1	0.78	1.63	100
TDD240	140.5	141	0.5	0.39	4.09	100
	154	155	1	0.78	4.15	100
	163	164	1	0.78	0.51	100
	166.25	167.04	0.79	0.62	2.38	100
	184	186	2	1.56	1.09	100
	190.15	195	4.85	3.78	1.46	100
	201	219	18	14.03	1.63	100
TDD241	9	10	1	0.78	1.81	100
	32	33	1	0.78	0.51	100
	70	71	1	0.78	1.18	98
	89	93.85	4.85	3.78	24.72	75.05
	96	97	1	0.78	5.18	100
	116	119.5	3.5	2.73	1.38	75.43
TDD242	103	105	2	1.56	1.95	100
	108	120	12	9.36	2.83	77.33
	127	131.55	4.55	3.55	0.59	94.51
	156	157.4	1.4	1.09	10.86	100
TDD243	10	12	2	1.56	0.69	81.5
	15.84	18	2.16	1.68	1.31	78.24
	31	33	2	1.56	0.74	100
	49	50	1	0.78	0.5	97
	63	64	1	0.78	0.53	100
	80.32	87	6.68	5.21	0.58	98.95
	96	98	2	1.56	0.77	100
	111.6	117	5.4	4.21	1.07	98.52
TDD244	12.3	15	2.7	2.11	1.21	80.74
	127	134.7	7.7	6	1.85	97.53
	137.7	190	52.3	40.78	1.18	99.02
	195	196	1	0.78	0.68	85
	199	200	1	0.78	0.62	100
	203	233.54	30.54	23.81	1.5	99.5
	237.3	250.78	13.48	10.51	1.78	99.63
	255.78	257.78	2	1.56	1.77	100
	260.78	263.78	3	2.34	0.71	100
	267.6	276	8.4	6.55	2.5	99.64
	279.64	280.64	1	0.78	0.68	100
	283.64	286	2.36	1.84	0.62	41.95
	290	321	31	24.17	1.18	93.96

			Length	TRUE Width	Grade	Core Recovery
BHID	From	To	(m)	(m)	(Au (g/t))	(%)
	325	339	14	10.92	1	100
	343	345	2	1.56	1.77	100
	348	351	3	2.34	0.71	96.67
	355	364	9	7.02	2.01	98.67
	367	369	2	1.56	4.82	97
	372	376	4	3.12	0.5	100
	379	382	3	2.34	1.16	97
	385.55	386.1	0.55	0.43	0.74	100
	391	396	5	3.9	0.76	100
	398	402.57	4.57	3.56	2.3	87.09
	414	443	29	22.61	1.03	97.72
	446	454.65	8.65	6.74	0.93	100
	457.93	464	6.07	4.73	3.35	98.35
	507	508	1	0.78	1.3	100
	511	516	5	3.9	0.81	99.6
	520	521	1	0.78	0.64	83
TDD245	25	26	1	0.78	1.32	83
	35.87	37.87	2	1.56	15.93	100
	49	49.4	0.4	0.31	6.47	100
TDD246	33.3	36	2.7	2.11	0.41	100
	56	57	1	0.78	0.77	100
	63	64	1	0.78	1.74	80
TDD247	9.3	13	3.7	2.88	0.76	82.16
	17.88	19	1.12	0.87	1.99	100
	26	29	3	2.34	1.69	66.33
	31.52	32.77	1.25	0.97	0.54	75
	43	50	7	5.46	4.56	53.71
	53	54	1	0.78	1.35	74
	72.6	86	13.4	10.45	2.47	78.73
	91.14	97.63	6.49	5.06	0.59	90.91
	106.73	119	12.27	9.57	4.22	92.09

Appendix IV

QUALITY CONTROL (PRECISION CHARTS)

BLANK MATERIAL

Blank Material Returned assays versus Batch number

Blank Material Returned assays versus Submission number

DUPLICATE SUBMISSIONS

STANDARD REFERENCE MATERIAL

Comparison of Returned Assays for Rocklabs Standard Reference Material versus batch number

Comparison of Mean Values to Rocklabs Assigned Values

	SK33		SL34		OxH52		OxK48		SH35		SJ32
2007 Submissions	3.98	n=397	5.95	n=293	1.28	n=45	3.53	n=140	1.34	n=7	2.60	n=135
2008 Submissions	3.91	n=81	5.66	n=107	1.25	n=9	3.53	n=37	1.28	n=109	2.60	n=142
Certified Mean	4.04		5.89		1.29		3.56		1.32		2.65
2 STDEV	3.84		5.61		1.24		3.47		1.24		2.51
2 STDEV	4.25		6.17		1.34		3.64		1.41		2.78
2007/Cert Mean	-1.50%		1.04%		-0.89%		-0.65%		1.28%		-1.52%
2008/Cert Mean	-3.24%		-3.97%		-3.00%		-0.65%		-3.58%		-1.52%

Summary of Returned Assays for Rocklabs Standard Reference Material per submission

Appendix V

Histograms, Log Histogram and Cumulative Mean /
Cumulative CoV Plots

Histograms And Log Histograms

Upper Oxide domain raw and log histogram (cut dataset)

LO domain raw and log histogram (cut dataset)

TR domain raw and log histogram (cut dataset)

FR domain raw and log histogram (cut dataset)

Cumulative Mean / Cumulative CoV Plots

Upper Oxide

Trench Samples

Channel Samples

Lower Oxides

Channel Samples

Drillhole Samples

Appendix VI

Semi-Variogram Model Plots

Upper Oxide domain, trench and Channel data cut at 20g/t (Strike semi-variogram 340°)

Variogram Model-Fitting Window

Isatis

Twangiza/TwBh2M - Variable #1: AU_1_UO_G	jarthur
Experimental Variogram: in 1 direction(s)	Jun 10 2008 14:21:54
D1: N340 Angular tolerance = 15.00	U3517 Banro 0806
Lag = 10.00m, Count = 20 lags, Tolerance = 150.00%
Model: 4 basic structure(s)
Global rotation = Az=110.00 Ay=0.00 Ax=-70.00 (Mathematician)
S1 - Nugget effect, Sill = 0.2
S2 - Spherical - Range = 8.00m, Sill = 0.1413
S3 - Spherical - Range = 22.25m, Sill = 0.2175 S4 - Spherical - Range = 99.55m, Sill = 0.3918

Upper Oxide domain, trench and Channel data cut at 20g/t, Back transformed gussian to Raw

Variogram Model-Fitting Window

Isatis

Twangiza/TwBh2M - Variable #1: AU_1_UO_G	jarthur
Experimental Variogram: in 1 direction(s)	Jun 10 2008 14:29:29
D1: N0 Lag = 5.00m, Count = 20 lags	U3517 Banro 0806
Model: 4 basic structure(s)
Global rotation = Az=110.00 Ay=0.00 Ax=-70.00 (Mathematician)
S1 - Nugget effect, Sill = 3.937
S2 - Spherical - Range = 8.00m, Sill = 1.891
S3 - Spherical - Range = 22.25m, Sill = 2.765
S4 - Spherical - Range = 99.55m, Sill = 4.095

Upper Oxide domain, trench and Channel data cut at 20g/t, Dip semi-variogram (70° deg towards 250°)

Variogram Model-Fitting Window

Isatis

Twangiza/TwBh2M - Variable #1: AU_1_UO_G	jarthur
Experimental Variogram: in 1 direction(s)	Jun 10 2008 14:22:40
D2: N70	U3517 Banro 0806
Angular tolerance = 15.00
Lag = 10.00m, Count = 20 lags, Tolerance = 150.00%
Model: 4 basic structure(s)
Global rotation = Az=110.00 Ay=0.00 Ax=-70.00 (Mathematician)
S1 - Nugget effect, Sill = 0.2
S2 - Spherical - Range = 8.00m, Sill = 0.1413
S3 - Spherical - Range = 22.25m, Sill = 0.2175
S4 - Spherical - Range = 99.55m, Sill = 0.3918

Lower Oxide domain, Channel data cut at 25g/t, Strike semi-variogram (340°)

Variogram Model-Fitting Window

Isatis

Twangiza/TwBh2M - Variable #1: AU_2_LO_G	jarthur
Experimental Variogram: in 1 direction(s)	Jun 10 2008 14:04:24
D1: N340	U3517 Banro 0806
Angular tolerance = 15.00
Lag = 10.00m, Count = 15 lags, Tolerance = 150.00%
Model: 4 basic structure(s)
Global rotation = Az=110.00 Ay=0.00 Ax=-70.00 (Mathematician)
S1 - Nugget effect, Sill = 0.2
S2 - Spherical - Range = 8.00m, Sill = 0.28
Directional Scales = (12.06m, 8.00m, 12.06m)
S3 - Spherical - Range = 20.00m, Sill = 0.0625
Directional Scales = (52.18m, 20.00m, 52.18m)
S4 - Spherical - Range = 30.00m, Sill = 0.3999
Directional Scales = (119.72m, 30.00m, 119.72m)

Lower Oxide domain, Channel data cut at 25g/t, Back transformed gaussian to RAW

Variogram Model-Fitting Window

Isatis

Twangiza/TwBh2M - Variable #1: AU_2_LO_G	jarthur
Experimental Variogram: in 1 direction(s)	Jun 10 2008 14:34:43
D1: N0	U3517 Banro 0806
Lag = 5.00m, Count = 30 lags
Model: 4 basic structure(s)
Global rotation = Az=110.00 Ay=0.00 Ax=-70.00 (Mathematician)
S1 - Nugget effect, Sill = 4.36
S2 - Spherical - Range = 8.00m, Sill = 3.771
Directional Scales = (12.06m, 8.00m, 12.06m)
S3 - Spherical - Range = 20.00m, Sill = 1.073
Directional Scales = (52.18m, 20.00m, 52.18m)
S4 - Spherical - Range = 30.00m, Sill = 4.222
Directional Scales = (119.72m, 30.00m, 119.72m)

Lower Oxide domain, Channel data cut at 25g/t, Dip semi-variogram (70° deg towards 250°)

Variogram Model-Fitting Window

Isatis

Twangiza/TwBh2M - Variable #1: AU_2_LO_G	jarthur
Experimental Variogram: in 1 direction(s)	Jun 10 2008 14:05:17
D2: N70	U3517 Banro 0806
Angular tolerance = 15.00
Lag = 10.00m, Count = 15 lags, Tolerance = 150.00%
Model: 4 basic structure(s)
Global rotation = Az=110.00 Ay=0.00 Ax=-70.00 (Mathematician)
S1 - Nugget effect, Sill = 0.2
S2 - Spherical - Range = 8.00m, Sill = 0.28
Directional Scales = (12.06m, 8.00m, 12.06m)
S3 - Spherical - Range = 20.00m, Sill = 0.0625
Directional Scales = (52.18m, 20.00m, 52.18m)
S4 - Spherical - Range = 30.00m, Sill = 0.3999
Directional Scales = (119.72m, 30.00m, 119.72m)

Transitional domain, Channel data cut at 20g/t, Strike semi-variogram (340°)

Variogram Model-Fitting Window

Isatis

Twangiza/TwBh2M - Variable #1: AU_3_TR_G	jarthur
Experimental Variogram: in 1 direction(s)	Jun 10 2008 14:11:29
D1: N340	U3517 Banro 0806
Angular tolerance = 15.00
Lag = 10.00m, Count = 20 lags, Tolerance = 150.00%
Model: 4 basic structure(s)
Global rotation = Az=110.00 Ay=0.00 Ax=-70.00 (Mathematician)
S1 - Nugget effect, Sill = 0.2
S2 - Spherical - Range = 7.21m, Sill = 0.2892
Directional Scales = (18.01m, 7.21m, 10.86m)
S3 - Spherical - Range = 22.38m, Sill = 0.05334
Directional Scales = (58.40m, 22.38m, 58.40m)
S4 - Spherical - Range = 29.21m, Sill = 0.4228
Directional Scales = (116.55m, 29.21m, 116.55m)

Transitional domain, Channel data cut at 20g/t, Back transformed gaussian to RAW

Variogram Model-Fitting Window

Isatis

Twangiza/TwBh2M - Variable #1: AU_3_TR_G	jarthur
Experimental Variogram: in 1 direction(s)	Jun 10 2008 14:36:20
D1: N0	U3517 Banro 0806
Lag = 5.00m, Count = 30 lags
Model: 4 basic structure(s)
Global rotation = Az=110.00 Ay=0.00 Ax=-70.00 (Mathematician)
S1 - Nugget effect, Sill = 2.837
S2 - Spherical - Range = 7.21m, Sill = 2.593
Directional Scales = (18.01m, 7.21m, 10.86m)
S3 - Spherical - Range = 22.38m, Sill = 0.6778
Directional Scales = (58.40m, 22.38m, 58.40m)
S4 - Spherical - Range = 29.21m, Sill = 2.547
Directional Scales = (116.55m, 29.21m, 116.55m)

Transitional domain, Channel data cut at 20g/t, Dip semi-variogram (70 deg towards 250)

Variogram Model-Fitting Window

Isatis

Twangiza/TwBh2M - Variable #1: AU_3_TR_G	jarthur
Experimental Variogram: in 1 direction(s)	Jun 10 2008 14:11:57
D2: N70	U3517 Banro 0806
Angular tolerance = 15.00
Lag = 10.00m, Count = 20 lags, Tolerance = 150.00%
Model: 4 basic structure(s)
Global rotation = Az=110.00 Ay=0.00 Ax=-70.00 (Mathematician)
S1 - Nugget effect, Sill = 0.2
S2 - Spherical - Range = 7.21m, Sill = 0.2892
Directional Scales = (18.01m, 7.21m, 10.86m)
S3 - Spherical - Range = 22.38m, Sill = 0.05334
Directional Scales = (58.40m, 22.38m, 58.40m)
S4 - Spherical - Range = 29.21m, Sill = 0.4228
Directional Scales = (116.55m, 29.21m, 116.55m)

Fresh Rock domain, DHdata cut at 10g/t, Strike semi-variogram (340°)

Variogram Model-Fitting Window

Isatis

Twangiza/TwBh2M - Variable #1: AU_4_FR_G	jarthur
Experimental Variogram: in 1 direction(s)	Jun 10 2008 14:18:33
D1: N340	U3517 Banro 0806
Angular tolerance = 15.00
Lag = 10.00m, Count = 20 lags, Tolerance = 150.00%
Model: 3 basic structure(s)
Global rotation = Az=110.00 Ay=0.00 Ax=-70.00 (Mathematician)
S1 - Nugget effect, Sill = 0.2
S2 - Spherical - Range = 3.00m, Sill = 0.04885
Directional Scales = (35.00m, 3.00m, 4.05m)
S3 - Spherical - Range = 15.40m, Sill = 0.719
Directional Scales = (80.00m, 20.00m, 15.40m)

Fresh Rock domain, DHdata cut at 10g/t, Back transformed gaussian to RAW

Varigram Model - Fitting Window

Isatis

Twangiza/TwBh2M - Variable #1: AU_4_FR_G	jarthur
Experimental Variogram: in 1 direction(s)	Jun 10 2008 14:38:44
D1: N0	U3517 Banro 0806
Lag = 5.00m, Count = 30 lags
Model: 3 basic structure(s)
Global rotation = Az=110.00 Ay=0.00 Ax=-70.00 (Mathematician)
S1 - Nugget effect, Sill = 0.469
S2 - Spherical - Range = 3.00m, Sill = 0.2286
Directional Scales = (35.00m, 3.00m, 4.05m)
S3 - Spherical - Range = 15.40m, Sill = 1.057
Directional Scales = (80.00m, 20.00m, 15.40m)

Fresh Rock domain, DH data cut at 10g/t, Dip semi-variogram (70° deg towards 250°)

Varigram Model - Fitting Window

Isatis

Twangiza/TwBh2M - Variable #1: AU_4_FR_G	jarthur
Experimental Variogram: in 1 direction(s)	Jun 10 2008 14:18:17
D2: N70	U3517 Banro 0806
Angular tolerance = 15.00
Lag = 10.00m, Count = 20 lags, Tolerance = 150.00%
Model: 3 basic structure(s)
Global rotation = Az=110.00 Ay=0.00 Ax=-70.00 (Mathematician)
S1 - Nugget effect, Sill = 0.2
S2 - Spherical - Range = 3.00m, Sill = 0.04885
Directional Scales = (35.00m, 3.00m, 4.05m)
S3 - Spherical - Range = 15.40m, Sill = 0.719
Directional Scales = (80.00m, 20.00m, 15.40m)

Appendix VII

Geological Model Sections and Flitch Plans

2100
2000
1900
1800
1700
692750
Legend
Grade Values
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Mineral Resource Limit
100 m

August 2008	PROJ. No. U3517		
SRK Consulting Engineers and Scientists		Cross Section along Drilling Sections (midpoint Y = 684975) Twangiza North Deposit 2008	N W E S

2100
2000
1900
1800
1700
692750
693000
Legend
Grade Values
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Mineral Resource Limit
100 m

August 2008	PROJ. No. U3517		
SRK Consulting Engineers and Scientists		Cross Section along Drilling Sections (midpoint Y = 684875) Twangiza North Deposit 2008	N W E S

2100
2000
1900
1800
1700
692750
693000
Legend
Grade Value
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Mineral Resource Limit
100 m

August 2008	PROJ. No. U3517	
SRK Consulting Engineers and Scientists	Cross Section along Drilling Sections (midpoint Y = 684775) Twangiza North Deposit 2008	N W E S

2200
2100
2000
1900
1800
692750
693000
Legend
Grade Values
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Mineral Resource Limit
100 m

August 2008	PROJ. No. U3517		
SRK Consulting Engineers and Scientists		Cross Section along Drilling Sections (midpoint Y = 684675) Twangiza North Deposit 2008	N W E S

2200
2100
2000
1900
1800
692750
693000
Legend
Grade Values
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Mineral Resource Limit
100 m

August 2008	PROJ. No. U3517		
SRK Consulting Engineers and Scientists		Cross Section along Drilling Sections (midpoint Y = 684575) Twangiza North Deposit 2008	N W E S

2200
2100
2000
1900
1800
692750
693000
Legend
Grade Values
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Mineral Resource Limit
100 m

August 2008	PROJ. No. U3517

SRK Consulting
Engineers and Scientists

Cross Section along Drilling Sections
(midpoint Y = 684475)
Twangiza North Deposit 2008

692750
693000
2200
2100
2000
1900
1800
Legend
Grade Values
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Mineral Resource Limit
100 m

August 2008	PROJ. No. U3517		
SRK Consulting Engineers and Scientists		Cross Section along Drilling Sections (midpoint Y = 684375) Twangiza North Deposit 2008	N W E S

2200
2100
2000
1900
1800
682750
683000
Legend
Grade Values
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Mineral Resource Limit
100 m

August 2008	PROJ. No. U3517		
SRK Consulting Engineers and Scientists		Cross Section along Drilling Sections (midpoint Y = 684275) Twangiza North Deposit 2008	N W E S

2200
2100
2000
1900
1800
Legend
Grade Values
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Mineral Resource Limit
100 m

August 2008	PROJ. No. U3517	
SRK Consulting Engineers and Scientists	Cross Section along Drilling Sections (midpoint Y = 684175) Twangiza North Deposit 2008	N W E S

692500
692600
692700
692800
692900
693000
693100
693200
693300
685000
684900
684800
684700
684600
684500
684400
684300
684200
684100
684000
Legend
Grade Values
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Mineral Resource Limit
100 m
N
W
E
S

August 2008	PROJ. No. U3517

SRK Consulting
Engineers and Scientists

Bench Plan (2150 Level)
Twangiza North Deposit 2008
Estimates

692500
692600
692700
692800
692900
693000
693100
693200
693300
-685000
-684900
-684800
-684700
-684600
-684500
-684400
-684300
-684200
-684100
-684000
Legend
Grade Values
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Mineral Resource Limit
100 m

August 2008	PROJ. No. U3517	
SRK Consulting Engineers and Scientists	Bench Plan (2100 Level) Twangiza North Deposit 2008 Estimates	N W E S

Legend
Grade Values
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
684900
684800
684700
684600
684500
684400
684300
684200
684100
692500
692600
692700
692800
692900
693000
693100
693200
693300
100 m

August 2008	PROJ. No. U3517		
SRK Consulting Engineers and Scientists	Bench Plan (2050 Level) Twangiza North Deposit 2008 Estimates		N W E S

Legend
Grade Values
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
684900
684800
684700
684600
684500
684400
684300
684200
684100
692500
692600
692700
692800
693100
693200
693300
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Mineral Resource Limit
100 m

August 2008	PROJ. No. U3517	
SRK Consulting Engineers and Scientists	Bench Plan (2000 Level) Twangiza North Deposit 2008 Estimates	N W E S

692500
692600
692700
692800
692900
693000
693100
693200
693300
6845000
6844900
6844800
6844700
6844600
6844500
6844400
6844300
6844200
6844100
6844000
Legend
Grade Values
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Mineral Resource Limit
100 m

August 2008	PROJ. No. U3517		
SRK Consulting Engineers and Scientists		Bench Plan (1950 Level) Twangiza North Deposit 2008 Estimates	N W E S

684000
684100
684200
684300
684400
684500
684600
684700
684800
684900
685000
692500
692600
692700
692800
692900
693000
693100
693200
693300
Legend
Grade Values
[ABSENT]
[0,0.4[
[0.4,0.6[
[0.6,0.9[
[0.9,1.3[
[1.3,2.5[
[2.5,5[
[5,CEILING]
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Mineral Resource Limit
100 m

August 2008	PROJ. No. U3517		
SRK Consulting Engineers and Scientists	Bench Plan (1900 Level) Twangiza North Deposit 2008 Estimates		N W E S

ns
Legend
Grade Values
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
685000
684900
684800
684700
684600
684500
684400
684300
684200
684100
684000
692500
692600
692700
692800
692900
693000
693100
693200
693300
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Mineral Resource Limit
100 m

August 2008	PROJ. No. U3517

SRK Consulting
Engineers and Scientists

Bench Plan (1850 Level)
Twangiza North Deposit 2008
Estimates

N W E S

2400
2300
2200
2100
2000
1900
683300
683350
683100
683250
Legend
Grade Values
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Mineral Resource Limit
100 m

August 2008	PROJ. No. U3517	
SRK Consulting Engineers and Scientists	Cross Section along Drilling Sections (midpoint Y = 683500) Twangiza Main Deposit 2008	N W E S

2400
2300
2200
2100
2000
1900
693000
693250
Legend
Grade Values
[ABSENT]
[0,0.4)
[0.4,0.6)
[0.6,0.9)
[0.9,1.3)
[1.3,2.5)
[2.5,5)
[5,CEILING]
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Mineral Resource Limit
100 m

August 2008	PROJ. No. U3517		
SRK Consulting Engineers and Scientists		Cross Section along Drilling Sections (midpoint Y = 683450) Twangiza Main Deposit 2008	N W E S

2400
2300
2200
2100
2000
1900
693000
693250
Legend
Grade Values
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Mineral Resource Limit
100 m

August 2008	PROJ. No. U3517		
SRK Consulting Engineers and Scientists		Cross Section along Drilling Sections (midpoint Y = 683350) Twangiza Main Deposit 2008	N W E S

2400
2300
2200
2100
2000
1900
683000
683250
683500
Legend
Grade Values
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Mineral Resource Limit
100 m

August 2008	PROJ. No. U3517		
SRK Consulting Engineers and Scientists		Cross Section along Drilling Sections (midpoint Y = 683250) Twangiza Main Deposit 2008	N W E S

683000
683250
683500
2400
2300
2200
2100
2000
1900
Legend
Grade Values
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Mineral Resource Limit
100 m

August 2008	PROJ. No. U3517		
SRK Consulting Engineers and Scientists		Cross Section along Drilling Sections (midpoint Y = 683150) Twangiza Main Deposit 2008	N W E S

2400
2300
2200
2100
2000
1900
693250
693500
Legend
Grade Values
[ABSENT]
[0,0.4[
[0.4,0.6[
[0.6,0.9[
[0.9,1.3[
[1.3,2.5[
[2.5,5[
[5,CEILING]
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Mineral Resource Limit
100 m

August 2008	PROJ. No. U3517		
SRK Consulting Engineers and Scientists		Cross Section along Drilling Sections (midpoint Y = 683050) Twangiza Main Deposit 2008	N W E S

2400
2300
2200
2100
2000
1900
Legend
Grade Values
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Mineral Resource Limit
100 m

August 2008	PROJ. No. U3517		
SRK Consulting Engineers and Scientists		Cross Section along Drilling Sections (midpoint Y = 682950) Twangiza Main Deposit 2008	N W E S

2400
2300
2200
2100
2000
1900
683250
683500
Legend
Grade Values
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Mineral Resource Limit
100 m

August 2008	PROJ. No. U3517

SRK Consulting
Engineers and Scientists

Cross Section along Drilling Sections
(midpoint Y = 682900)
Twangiza Main Deposit 2008

2400
2300
2200
2100
2000
1900
Legend
Grade Values
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Mineral Resource Limit
100 m

August 2008	PROJ. No. U3517		
SRK Consulting Engineers and Scientists		Cross Section along Drilling Sections (midpoint Y = 682800) Twangiza Main Deposit 2008	N W E S

2400
2300
2200
2100
2000
1900
693250
693500
Legend
Grade Values
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Mineral Resource Limit
100 m

August 2008	PROJ. No. U3517

SRK Consulting
Engineers and Scientists

Cross Section along Drilling Sections
(midpoint Y = 682700)
Twangiza Main Deposit 2008

2400
2300
2200
2100
2000
1900
E93250
E93500
E93750
Legend
Grade Values
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Mineral Resource Limit
100 m

August 2008	PROJ. No. U3517

SRK Consulting
Engineers and Scientists

Cross Section along Drilling Sections (midpoint Y = 682600) Twangiza Main Deposit 2008

N
W
E
S

2300
2200
2000
1900
1800
693250
693500
693750
Legend
Grade Values
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Mineral Resource Limit
100 m

August 2008	PROJ. No. U3517

SRK Consulting
Engineers and Scientists

Cross Section along Drilling Sections
(midpoint Y = 682500)
Twangiza Main Deposit 2008

N W E S

2300
2200
2000
1900
1800
693500
693750
Legend
Grade Values
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Mineral Resource Limit
100 m

August 2008	PROJ. No. U3517		
SRK Consulting Engineers and Scientists		Cross Section along Drilling Sections (midpoint Y = 682400) Twangiza Main Deposit 2008	N W E S

2300
2200
2100
2000
1900
1800
693500
693750
Legend
Grade Values
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Mineral Resource Limit
100 m
N
W
E
S

August 2008	PROJ. No. U3517

SRK Consulting
Engineers and Scientists

Cross Section along Drilling Sections
(midpoint Y = 682300)
Twangiza Main Deposit 2008

2300
2200
2100
2000
1900
1800
693500
693750
Legend
Grade Values
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Mineral Resource Limit
100 m

August 2008	PROJ. No. U3517		
SRK Consulting Engineers and Scientists		Cross Section along Drilling Sections (midpoint Y = 682200) Twangiza Main Deposit 2008	N W E S

2300
2200
2100
2000
1900
1800
Legend
Grade Values
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Mineral Resource Limit
100 m

August 2008	PROJ. No. U3517

SRK Consulting
Engineers and Scientists

Cross Section along Drilling Sections (midpoint Y = 682100) Twangiza Main Deposit 2008

Legend
Grade Values
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Mineral Resource Limit
100 m

August 2008	PROJ. No. U3517

SRK Consulting
Engineers and Scientists

Bench Plan (2300 Level)
Twangiza Main Deposit 2008
Estimates

Legend
Grade Values
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
682700
682600
682500
682400
682300
682200
682100
682000
681900
693400
693500
693600
693700
693800
693900
694000
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Mineral Resource Limit
100 m

August 2008	PROJ. No. U3517		
SRK Consulting Engineers and Scientists		Bench Plan (2250 Level) Twangiza Main Deposit 2008 Estimates	N W E S

Legend
Grade Values
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
682700
682600
682500
682400
682300
682200
682100
682000
681900
693400
693500
693600
693700
693800
693900
694000
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Mineral Resource Limit
100 m

August 2008	PROJ. No. U3517

SRK Consulting
Engineers and Scientists

Bench Plan (2200 Level)
Twangiza Main Deposit 2008
Estimates

Legend
Grade Values
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
682700
682600
682500
682400
682300
682200
682100
682000
681900
693300
693400
693500
693600
693700
693800
693900
694000
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Mineral Resource Limit
100 m

August 2008	PROJ. No. U3517		
SRK Consulting Engineers and Scientists		Bench Plan (2150 Level) Twangiza Main Deposit 2008 Estimates	N W E S

693300
693400
693500
693600
693700
693800
693900
694000
682700
682600
682500
682400
682300
682200
682100
682000
681900
Legend
Grade Values
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Mineral Resource Limit
100 m

August 2008	PROJ. No. U3517	
SRK Consulting Engineers and Scientists	Bench Plan (2100 Level) Twangiza Main Deposit 2008 Estimates	N W E S

Legend
Grade Values
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
693400
693500
693600
693700
693800
693900
694000
682700
682600
682500
682400
682300
682200
682100
682000
681900
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Mineral Resource Limit
100 m

August 2008	PROJ. No. U3517

SRK Consulting
Engineers and Scientists

Bench Plan (2050 Level)
Twangiza Main Deposit 2008
Estimates

N
W E
S

693300
693400
693500
693600
693700
693800
693900
694000
682700
682600
682500
682400
682300
682200
682100
682000
681900
Legend
Grade Values
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Mineral Resource Limit
100 m

August 2008	PROJ. No. U3517		
SRK Consulting Engineers and Scientists		Bench Plan (2000 Level) Twangiza Main Deposit 2008 Estimates	N W E S

Legend
Grade Values
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Mineral Resource Limit
100 m

August 2008	PROJ. No. U3517	
SRK Consulting Engineers and Scientists	Bench Plan (1950 Level) Twangiza Main Deposit 2008 Estimates	N W E S

693300
693400
693500
693600
693700
693800
693900
694000
682700
682600
682500
682400
682300
682200
682100
682000
681900
Legend
Grade Values
[ABSENT]
[0,0.4]
[0.4,0.6]
[0.6,0.9]
[0.9,1.3]
[1.3,2.5]
[2.5,5]
[5,CEILING]
Porphyry Units
Base of Oxide
Hard / Soft Contact
Top of Fresh Rock
Topography
Mineral Resource Limit
100 m

August 2008	PROJ. No. U3517		
SRK Consulting Engineers and Scientists		Bench Plan (1900 Level) Twangiza Main Deposit 2008 Estimates	N W E S

Appendix VIII

Cross-sections through Twangiza deposits,

With downhole geotechnical information

TDD149
TDD144
TDD143
119.18
229.40
248.24
2200 Elev.
2000 Elev.
0 X
200 X
400 X
Oxide
Transition
Sulphide
LITH
CMS
MS
SI
MFP
FP
CG
SU
US
TS
SL
SA
RS
FB
HB
QV
SS
RQD% (left) - RMR (right)
0 20
20 40
40 60
60 80
80 100

May 2008	U3524	Banro - Twangiza Gold Project	Scale 1:1500
SRK Consulting Engineers and Scientists		**Geotechnical Section WD-77**	Fig. 26

TDD161
TDD211
TDD098
TDD137
227.85
249.27
230.10
2200 Elev.
2000 Elev.
0 X
200 X
400 X
Soil/ Oxide
Transition
Sulphide
LITH
CMS
MS
SI
MFP
FP
CG
SU
US
TS
SL
SA
RS
FB
HB
QV
SS
RQD% (left) - RMR (right)
0 20
20 40
40 60
60 80
80 100

May 2008	U3524	Banro - Twangiza Gold Project	Scale 1:1500
SRK Consulting *Engineers and Scientists*		**Geotechnical Section WD-76**	Fig. 25

2200 Elev.
2000 Elev.
0 X
200 X
400 X
TDD158
TDD160
227.88
189.4
LITH
CMS
MS
SI
MFP
FP
CG
SU
US
TS
SL
SA
RS
FB
HB
QV
SS
RQD% (left) - RMR (right)
0 20
20 40
40 60
60 80
80 100

May 2008	U3524	Banro - Twangiza Gold Project	Scale 1:1500
SRK Consulting Engineers and Scientists		Geotechnical Section WD-75	Fig. 24

2200 Elev.
2000 Elev.
0 X
200 X
400 X
TDD157
TDD134
307.70
Soil/Oxide
Transition
Sulphide
LITH
CMS
MS
SI
MFP
FP
CG
SU
US
TS
SL
SA
RS
FB
HB
QV
SS
RQD% (left) - RMR (right)
0 20
20 40
40 60
60 80
80 100

May 2008	U3524	Banro - Twangiza Gold Project	Scale 1:1500
SRK Consulting Engineers and Scientists		Geotechnical Section WD-74	Fig. 23

LITH
CMS
MS
SI
MFP
FP
CG
SU
US
TS
SL
SA
RS
FB
HB
QV
SS
RQD% (left) - RMR (right)
0 20
20 40
40 60
60 80
80 100
2200 Elev.
2000 Elev.
0 X
200 X
400 X
TDD103
TDD120
TDD132
169.97
Soil/Oxide
Transition
Sulphide

May 2008	U3524	Banro - Twangiza Gold Project	Scale 1:1500
SRK Consulting Engineers and Scientists		Geotechnical Section WD-64	Fig. 22

LITH
CMS
MS
SI
MFP
FP
CG
SU
US
TS
SL
SA
RS
FB
HB
QV
SS
RQD% (left) - RMR (right)
0 20
20 40
40 60
60 80
80 100
TDD103
TDD120
TDD132
169.97
Oxide
Transition
Sulphide
2200 Elev.
2000 Elev.
0 X
200 X
400 X

May 2008	U3524	Banro - Twangiza Gold Project	Scale 1:1500
SRK Consulting *Engineers and Scientists*		**Geotechnical Section WD-64**	Fig. 22

LITH
CMS
MS
SI
MFP
FP
CG
SU
US
TS
SL
SA
RS
FB
HB
QV
SS
RQD% (left) - RMR (right)
0 20
20 40
40 60
60 80
80 100
TDD086
TDD119
TDD122
207.00
175.97
Soil/Oxide
Transition
Sulphide
2200 Elev.
2000 Elev.
0 X
200 X
400 X

May 2008	U3524	Banro - Twangiza Gold Project	Scale 1:1500
SRK Consulting *Engineers and Scientists*		**Geotechnical Section WD-62**	Fig. 20

LITH
CMS
MS
SI
MFP
FP
CG
SU
US
TS
SL
SA
RS
FB
HB
QV
SS
RQD% (left) - RMR (right)
0 20
20 40
40 60
60 80
80 100
TDD101
TDD125
TDD126
TDD129
191.00
230.21
221.24
197.20
Oxide
Transition
Sulphide
2200 Elev
2000 Elev.
0 X
200 X
400 X

May 2008	U3524	Banro - Twangiza Gold Project	Scale 1:1500
SRK Consulting Engineers and Scientists		Geotechnical Section WD-60	Fig. 19

2200 Elev.
2000 Elev.
0 X
200 X
400 X
TDD091
TDD128
TDD121
TDD175
126.47
200.20
187.58
219.31
Soil/Oxide
Transition
Sulphide
LITH
CMS
MS
SI
MFP
FP
CG
SU
US
TS
SL
SA
RS
FB
HB
QV
SS
RQD% (left) - RMR (right)
0 20
20 40
40 60
60 80
80 100

May 2008	U3524	Banro - Twangiza Gold Project	Scale 1:1500
SRK Consulting Engineers and Scientists		Geotechnical Section WD-59	Fig. 18

TDD166
TDD172
TDD167
TDD185
197.38
179.58
172.38
123.15
Soil/ Oxide
Transition
Sulphide
2200 Elev.
2000 Elev.
0 X
200 X
400 X
LITH
CMS
MS
SI
MFP
FP
CG
SU
US
TS
SL
SA
RS
FB
HB
QV
SS
RQD% (left) - RMR (right)
0 20
20 40
40 60
60 80
80 100

May 2008	U3524	Banro - Twangiza Gold Project	Scale 1:1500
SRK Consulting Engineers and Scientists		Geotechnical Section WD-58	Fig. 17

2400 Elev.
2200 Elev.
0 X
200 X
400 X
LITH
CMS
MS
SI
MFP
FP
CG
SU
US
TS
SL
SA
RS
FB
HB
QV
SS
RQD% (left) - RMR (right)
0 20
20 40
40 60
60 80
80 100
TDD163
TDD176
TDD117
233.07
195.00
Soil/Oxide
Transition
Sulphide

May 2008	U3524	Banro - Twangiza Gold Project	Scale 1:1500
SRK Consulting Engineers and Scientists		Geotechnical Section WD-57	Fig. 16

2400 Elev.
2200 Elev.
0 X
200 X
400 X
TDD174
TDD094
TDD123
TDD164
TDD180
TDD176
260.23
114.23
191.05
239.88
162.78
236.19
Soil/Oxide
Transition
Sulphide
LITH
CMS
MS
SI
MFP
FP
CG
SU
US
TS
SL
SA
RS
FB
HB
QV
SS
RQD% (left) - RMR (right)
0 20
20 40
40 60
60 80
80 100

May 2008	U3524	Banro - Twangiza Gold Project	Scale 1:1500
SRK Consulting Engineers and Scientists		**Geotechnical Section WD-56**	Fig. 15

2400 Elev.
2200 Elev.
0 X
200 X
400 X
TDD171
TDD168
122.98
176.20
Oxide
Transition
Sulphide
LITH
CMS
MS
SI
MFP
FP
CG
SU
US
TS
SL
SA
RS
FB
HB
QV
SS
RQD% (left) - RMR (right)
0 20
20 40
40 60
60 80
80 100

May 2008	U3524	Banro - Twangiza Gold Project	Scale 1:1500
SRK Consulting Engineers and Scientists		**Geotechnical Section WD-55**	Fig. 14

2400 Elev.
2200 Elev.
TDD118
TDD181
113.33
265.98
Soil/ Oxide
Transition
Sulphide
0 X
200 X
400 X
LITH
CMS
MS
SI
MFP
FP
CG
SU
US
TS
SL
SA
RS
FB
HB
QV
SS
RQD% (left) - RMR (right)
0 20
20 40
40 60
60 80
80 100

May 2008	U3524	Banro - Twangiza Gold Project	Scale 1:1500
SRK Consulting Engineers and Scientists		**Geotechnical Section WD-54**	Fig. 13

2400 Elev.
2200 Elev.
TDD212
TDD178
TDD173
TDD124
200.00
257.78
305.29
302.11
Oxide
Transition
Sulphide
0 X
200 X
400 X
LITH
CMS
MS
SI
MFP
FP
CG
SU
US
TS
SL
SA
RS
FB
HB
QV
SS
RQD% (left) - RMR (right)
0 20
20 40
40 60
60 80
80 100

May 2008	U3524	Banro - Twangiza Gold Project	Scale 1:1500
SRK Consulting Engineers and Scientists		Geotechnical Section WD-52	Fig. 12

2400 Elev.
2200 Elev.
TDD209
TDD136
250.00
Oxide
Transition
Sulphide
0 X
200 X
400 X
LITH
CMS
MS
SI
MFP
FP
CG
SU
US
TS
SL
SA
RS
FB
HB
QV
SS
RQD% (left) - RMR (right)
0 20
20 40
40 60
60 80
80 100

May 2008	U3524	Banro - Twangiza Gold Project	Scale 1:1500
SRK Consulting Engineers and Scientists		**Geotechnical Section WD-50**	Fig. 11

2400 Elev.
2200 Elev.
0 X
200 X
400 X
TDD170
TDD179
TDD190
TDD136
255.08
272.23
251.50
Soil/Oxide
Transition
Sulphide
LITH
CMS
MS
SI
MFP
FP
CG
SU
US
TS
SL
SA
RS
FB
HB
QV
SS
RQD% (left) - RMR (right)
0 20
20 40
40 60
60 80
80 100

May 2008	U3524	Banro - Twangiza Gold Project	Scale 1:1500
SRK Consulting Engineers and Scientists		Geotechnical Section WD-49	Fig. 10

2400 Elev.
2200 Elev.
2000 Elev.
-400 X
-200 X
0 X
200 X
400 X
TDD082
TDD101
Soil/ Oxide
Transition
Sulphide
LITH
CMS
MS
SI
MFP
FP
CG
SU
US
TS
SL
SA
RS
FB
HB
QV
SS
RQD% (left) - RMR (right)
0 20
20 40
40 60
60 80
80 100

May 2008	U3524	Banro - Twangiza Gold Project	Scale 1:2500
SRK Consulting Engineers and Scientists		**Geotechnical Section WD-47**	Fig. 9

2400 Elev.
2200 Elev.
2000 Elev.
-400 X
-200 X
0 X
200 X
400 X
TDD193
TDD182
0.60
246.74
Soil/Oxide
Transition
Sulphide
LITH
CMS
MS
SI
MFP
FP
CG
SU
US
TS
SL
SA
RS
FB
HB
QV
SS
RQD% (left) - RMR (right)
0 20
20 40
40 60
60 80
80 100

May 2008	U3524	Banro - Twangiza Gold Project	Scale 1:2500
SRK Consulting Engineers and Scientists		Geotechnical Section WD-46	Fig. 8

TDD188
Soil/ Oxide
Transition
Sulphide
2200 Elev.
2000 Elev.
1800 Elev.
-200 X
0 X
200 X
400 X
323.0
350.21
LITH
CMS
MS
SI
MFP
FP
CG
SU
US
TS
SL
SA
RS
FB
HB
QV
SS
RQD% (left) - RMR (right)
0 20
20 40
40 60
60 80
80 100

May 2008	U3524	Banro - Twangiza Gold Project	Scale 1:2500
SRK Consulting Engineers and Scientists		**Geotechnical Section WD-45**	Fig. 7

LITH
CMS
MS
SI
MFP
FP
CG
SU
US
TS
SL
SA
RS
FB
HB
QV
SS
RQD% (left) - RMR (right)
0 20
20 40
40 60
60 80
80 100
2200 Elev.
2000 Elev.
1800 Elev.
-400 X
-200 X
0 X
200 X
400 X
TDD195
TDD078
TDD188
TDD189
387.63
426.80
266.11
253.16

May 2008	U3524	Banro - Twangiza Gold Project	Scale 1:2500
SRK Consulting Engineers and Scientists		Geotechnical Section WD-44	Fig. 5

2200 Elev.
2000 Elev.
1800 Elev.
-400 X
-200 X
0 X
200 X
400 X
TDD186
382.15
TDD081
210.10
Soil/ Oxide
Transition
Sulphide
LITH
CMS
MS
SI
MFP
FP
CG
SU
US
TS
SL
SA
RS
FB
HB
QV
SS
RQD% (left) - RMR (right)
0 20
20 40
40 60
60 80
80 100

May 2008	U3524	Banro - Twangiza Gold Project	Scale 1:2500
SRK Consulting Engineers and Scientists		**Geotechnical Section WD-43**	Fig. 5

2200 Elev.
2000 Elev.
1800 Elev.
-400 X
-200 X
0 X
200 X
400 X
TDD183
TDD187
44.00
LITH
CMS
MS
SI
MFP
FP
CG
SU
US
TS
SL
SA
RS
FB
HB
QV
SS
RQD% (left) - RMR (right)
0 20
20 40
40 60
60 80
80 100

May 2008	U3524	Banro - Twangiza Gold Project	Scale 1:2500
SRK Consulting, Engineers and Scientists		**Geotechnical Section WD-42**	Fig. 4

TDD093
TDD080
TDD079
TDD085
TDD194
TDD183
Soil/Oxide
Transition
Sulphide
158.05
242.58
464.08
466.90
2200 Elev.
2000 Elev.
1800 Elev.
-400 X
-200 X
0 X
200 X
400 X
LITH
CMS
MS
SI
MFP
FP
CG
SU
US
TS
SL
SA
RS
FB
HB
QV
SS
RQD% (left) - RMR (right)
0 20
20 40
40 60
60 80
80 100

May 2008	U3524	Banro - Twangiza Gold Project	Scale 1:2500
SRK Consulting Engineers and Scientists		**Geotechnical Section WD-41**	Fig. 3

Appendix IX

MRMR Reports from Borehole Core Logging

WD88
WD87
WD86
WD85
WD84
WD83
WD82
WD81
WD80
WD79
WD78
WD77
WD77
WD76
WD75
WD74
WD73
WD72
WD71
WD70
WD69
WD68
WD67
WD66
WD65
WD65
WD64
WD63
WD62
WD61
WD60
WD59
WD58
WD57
WD56
WD55
WD54
WD53
WD52
WD51
WD50
WD49
WD49
WD48
WD47
WD46
WD45
WD44
WD43
WD42
WD41
WD40
685000 N
684000 N
683000 N
682000 N
683000 E
684000 E
North Pit
North Eastern Waste Dump
North Western Waste Dump
Main Pit North
Eastern Waste Dump
Main Pit South
Western Waste Dump

July 2008	U3524	Banro Congo SARL	Scale 1:5000
SRK Consulting Engineers and Scientists		Twangiza project - Location Map of geotechnically logged boreholes and cross sections	Fig. 4.1

BANRO CONGO	TWANGIZA

Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	HW	18	36	88	16	33	79	168.96	0.7%	100%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	MW	16	37	90	14	32	77	1528.15	6.1%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	26	48	98	21	39	79	2823.54	11.3%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	33	63	100	24	46	72	7630.30	30.6%	80%	100%	100%	90%	0%	0%
Conglomerate	MW	46	54	79	41	48	71	6.78	0.0%	100%	100%	100%	90%	0%	0%
Conglomerate	SW	47	60	100	42	54	90	3.09	0.0%	100%	100%	100%	90%	0%	0%
Conglomerate	UW	100	100	100	90	90	90	1.09	0.0%	100%	100%	100%	90%	0%	0%
Fault Breccia	MW	29	38	39	26	34	35	2.44	0.0%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	HW	24	58	85	21	52	77	244.44	1.0%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	21	42	91	19	38	81	652.34	2.6%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	33	59	100	30	53	90	602.95	2.4%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	44	73	100	39	66	90	1691.20	6.8%	100%	100%	100%	90%	0%	0%
Hydrothermal Breccia	MW	33	33	33	29	29	29	0.83	0.0%	100%	100%	100%	90%	0%	0%
Hydrothermal Breccia	SW	38	39	81	35	35	72	12.35	0.0%	100%	100%	100%	90%	0%	0%
Hydrothermal Breccia	UW	50	68	100	45	61	90	40.48	0.2%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	HW	24	46	83	22	42	75	156.51	0.6%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	23	47	98	20	42	88	768.02	3.1%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	SW	35	57	100	31	51	90	571.14	2.3%	100%	100%	100%	90%	0%	0%

1

BANRO CONGO	TWANGIZA

Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Mafic Feldspar Porphyry	UW	47	74	100	42	67	90	581.78	2.3%	100%	100%	100%	90%	0%	0%
Mudstone	HW	18	38	82	16	34	74	634.10	2.5%	100%	100%	100%	90%	0%	0%
Mudstone	MW	21	36	89	19	32	80	1032.11	4.1%	100%	100%	100%	90%	0%	0%
Mudstone	SW	31	47	100	28	43	90	77.03	0.3%	100%	100%	100%	90%	0%	0%
Mudstone	UW	45	65	100	41	58	90	44.07	0.2%	100%	100%	100%	90%	0%	0%
Quartz vein	SW	36	36	36	33	33	33	0.28	0.0%	100%	100%	100%	90%	0%	0%
Quartz vein	UW	100	100	100	90	90	90	2.80	0.0%	100%	100%	100%	90%	0%	0%
Sand (alluvial)	MW	41	41	41	37	37	37	19.82	0.1%	100%	100%	100%	90%	0%	0%
Sandstone	HW	31	40	53	28	36	47	6.38	0.0%	100%	100%	100%	90%	0%	0%
Sandstone	MW	32	47	92	29	42	83	56.46	0.2%	100%	100%	100%	90%	0%	0%
Sandstone	SW	38	53	100	34	47	90	103.28	0.4%	100%	100%	100%	90%	0%	0%
Sandstone	UW	40	66	100	36	60	90	43.71	0.2%	100%	100%	100%	90%	0%	0%
Siltstone	HW	19	37	76	17	33	68	56.49	0.2%	100%	100%	100%	90%	0%	0%
Siltstone	MW	20	39	96	18	35	86	267.46	1.1%	100%	100%	100%	90%	0%	0%
Siltstone	SW	24	53	100	21	48	90	613.49	2.5%	100%	100%	100%	90%	0%	0%
Siltstone	UW	32	66	100	29	59	90	1685.22	6.8%	100%	100%	100%	90%	0%	0%
Stone Line	SW	49	49	49	44	44	44	0.60	0.0%	100%	100%	100%	90%	0%	0%

2

BANRO CONGO		TWANGIZA

Borehole: TDD078	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	SW	65	66	67	53	54	54	5.64	1.3%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	48	62	100	34	45	72	63.60	14.9%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	37	37	37	33	33	33	3.50	0.8%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	46	53	80	41	48	72	10.14	2.4%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	67	79	100	60	71	90	92.23	21.6%	100%	100%	100%	90%	0%	0%
Hydrothermal Breccia	UW	61	61	61	55	55	55	5.66	1.3%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	33	39	43	29	35	39	6.54	1.5%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	SW	47	87	100	42	78	90	7.00	1.6%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	UW	80	93	100	72	83	90	17.43	4.1%	100%	100%	100%	90%	0%	0%
Siltstone	SW	45	45	45	41	41	41	3.72	0.9%	100%	100%	100%	90%	0%	0%
Siltstone	UW	49	65	100	44	58	90	210.74	49.4%	100%	100%	100%	90%	0%	0%
Stone Line	SW	49	49	49	44	44	44	0.60	0.1%	100%	100%	100%	90%	0%	0%

1

BANRO CONGO		TWANGIZA

Borehole: TDD079	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	28	28	28	24	24	24	1.32	0.3%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	43	45	47	35	36	38	3.72	0.9%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	55	62	72	39	45	52	71.77	17.5%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	44	71	73	40	64	66	83.97	20.5%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	65	83	100	58	75	90	34.63	8.4%	100%	100%	100%	90%	0%	0%
Hydrothermal Breccia	UW	67	67	67	60	60	60	0.97	0.2%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	SW	58	58	58	52	52	52	9.52	2.3%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	UW	67	78	100	61	70	90	14.71	3.6%	100%	100%	100%	90%	0%	0%
Mudstone	HW	21	21	21	19	19	19	3.30	0.8%	100%	100%	100%	90%	0%	0%
Mudstone	MW	24	30	43	22	27	38	6.22	1.5%	100%	100%	100%	90%	0%	0%
Mudstone	SW	50	50	50	45	45	45	2.73	0.7%	100%	100%	100%	90%	0%	0%
Mudstone	UW	89	89	89	80	80	80	5.27	1.3%	100%	100%	100%	90%	0%	0%
Quartz vein	SW	36	36	36	33	33	33	0.28	0.1%	100%	100%	100%	90%	0%	0%
Siltstone	MW	31	33	36	28	29	32	2.41	0.6%	100%	100%	100%	90%	0%	0%
Siltstone	SW	47	51	68	42	46	61	31.93	7.8%	100%	100%	100%	90%	0%	0%
Siltstone	UW	51	62	77	46	56	70	126.69	30.9%	100%	100%	100%	90%	0%	0%

2

BANRO CONGO		TWANGIZA

Borehole: TDD080	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	HW	33	33	33	30	30	30	0.98	0.4%	100%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	MW	50	50	50	43	43	43	7.03	2.9%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	28	42	49	23	34	40	48.49	20.0%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	54	58	61	39	42	44	21.83	9.0%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	34	39	49	30	35	44	9.61	4.0%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	57	71	100	51	64	90	26.98	11.1%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	SW	69	69	69	62	62	62	0.61	0.3%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	UW	64	65	65	57	58	59	8.35	3.4%	100%	100%	100%	90%	0%	0%
Mudstone	HW	37	37	37	33	33	33	1.15	0.5%	100%	100%	100%	90%	0%	0%
Siltstone	SW	59	59	59	53	53	53	5.66	2.3%	100%	100%	100%	90%	0%	0%
Siltstone	UW	54	61	68	49	55	61	22.49	9.3%	100%	100%	100%	90%	0%	0%

3

BANRO CONGO		TWANGIZA

Borehole: TDD081	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	HW	34	34	34	30	30	30	0.77	0.4%	100%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	MW	31	31	31	27	27	27	38.26	18.2%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	36	41	64	26	29	46	5.26	2.5%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	HW	73	73	73	65	65	65	16.48	7.8%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	51	51	51	46	46	46	20.55	9.8%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	58	58	58	53	53	53	1.84	0.9%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	38	38	38	34	34	34	9.79	4.7%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	SW	50	50	50	45	45	45	44.18	21.0%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	UW	100	100	100	90	90	90	3.41	1.6%	100%	100%	100%	90%	0%	0%
Mudstone	HW	53	53	53	48	48	48	2.21	1.1%	100%	100%	100%	90%	0%	0%
Mudstone	MW	26	26	26	23	23	23	8.22	3.9%	100%	100%	100%	90%	0%	0%

4

BANRO CONGO		TWANGIZA

Borehole: TDD082	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	UW	54	63	65	39	46	47	110.48	53.3%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	89	89	91	80	81	81	0.95	0.5%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	52	64	66	47	58	60	16.72	8.1%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	70	71	76	63	64	68	8.92	4.3%	100%	100%	100%	90%	0%	0%
Hydrothermal Breccia	UW	100	100	100	90	90	90	0.44	0.2%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	UW	60	60	60	54	54	54	0.61	0.3%	100%	100%	100%	90%	0%	0%
Mudstone	MW	34	35	44	31	31	39	9.70	4.7%	100%	100%	100%	90%	0%	0%
Siltstone	MW	37	39	89	34	35	80	8.76	4.2%	100%	100%	100%	90%	0%	0%
Siltstone	SW	46	48	51	41	44	46	21.79	10.5%	100%	100%	100%	90%	0%	0%
Siltstone	UW	58	66	100	52	59	90	28.45	13.7%	100%	100%	100%	90%	0%	0%

5

BANRO CONGO		TWANGIZA

Borehole: TDD083	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	24	37	48	20	31	41	17.89	8.5%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	38	45	50	31	37	41	39.97	19.0%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	54	55	59	39	39	42	28.04	13.3%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	56	56	56	50	50	50	6.30	3.0%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	46	46	46	42	42	42	0.62	0.3%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	46	50	57	41	45	51	19.51	9.3%	100%	100%	100%	90%	0%	0%
Sandstone	MW	50	50	50	45	45	45	4.07	1.9%	100%	100%	100%	90%	0%	0%
Siltstone	MW	22	36	52	19	33	47	7.08	3.4%	100%	100%	100%	90%	0%	0%
Siltstone	SW	55	55	55	50	50	50	0.59	0.3%	100%	100%	100%	90%	0%	0%
Siltstone	UW	58	59	76	52	53	69	8.12	3.9%	100%	100%	100%	90%	0%	0%

6

BANRO CONGO		TWANGIZA

Borehole: TDD084	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	SW	40	47	58	32	38	47	40.12	13.0%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	46	67	78	33	48	56	132.05	42.8%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	41	41	41	37	37	37	17.28	5.6%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	48	57	62	43	51	55	11.52	3.7%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	100	100	100	90	90	90	2.42	0.8%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	39	42	94	35	38	85	28.16	9.1%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	SW	57	65	72	52	58	65	18.77	6.1%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	UW	84	84	84	75	75	75	6.53	2.1%	100%	100%	100%	90%	0%	0%
Mudstone	MW	36	37	38	32	33	34	27.31	8.9%	100%	100%	100%	90%	0%	0%
Mudstone	SW	42	52	55	38	46	49	8.61	2.8%	100%	100%	100%	90%	0%	0%
Siltstone	MW	20	20	20	18	18	18	0.61	0.2%	100%	100%	100%	90%	0%	0%
Siltstone	SW	59	82	100	53	74	90	2.71	0.9%	100%	100%	100%	90%	0%	0%
Siltstone	UW	36	62	100	33	55	90	12.39	4.0%	100%	100%	100%	90%	0%	0%

7

BANRO CONGO		TWANGIZA

Borehole: TDD085	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	54	54	54	46	46	46	1.90	0.4%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	44	44	44	36	36	36	0.80	0.2%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	33	63	100	24	45	72	140.75	30.1%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	33	33	33	29	29	29	0.87	0.2%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	64	64	64	58	58	58	8.44	1.8%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	61	73	100	55	65	90	98.52	21.1%	100%	100%	100%	90%	0%	0%
Hydrothermal Breccia	UW	67	71	71	60	64	64	6.76	1.4%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	UW	68	87	100	61	78	90	42.58	9.1%	100%	100%	100%	90%	0%	0%
Mudstone	HW	60	60	60	54	54	54	3.52	0.8%	100%	100%	100%	90%	0%	0%
Mudstone	UW	56	59	70	51	53	63	21.67	4.6%	100%	100%	100%	90%	0%	0%
Siltstone	HW	34	34	34	31	31	31	0.81	0.2%	100%	100%	100%	90%	0%	0%
Siltstone	MW	22	36	38	20	32	35	9.07	1.9%	100%	100%	100%	90%	0%	0%
Siltstone	SW	58	58	58	52	52	52	5.42	1.2%	100%	100%	100%	90%	0%	0%
Siltstone	UW	32	69	81	29	62	73	103.02	22.1%	100%	100%	100%	90%	0%	0%

8

BANRO CONGO		TWANGIZA

Borehole: TDD086	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	SW	46	59	63	37	48	51	11.13	5.4%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	54	62	83	39	45	60	118.91	57.4%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	88	88	88	79	79	79	0.53	0.3%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	66	72	76	59	65	68	20.61	10.0%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	70	70	70	63	63	63	3.94	1.9%	100%	100%	100%	90%	0%	0%
Mudstone	MW	35	35	35	32	32	32	10.81	5.2%	100%	100%	100%	90%	0%	0%
Mudstone	SW	100	100	100	90	90	90	0.68	0.3%	100%	100%	100%	90%	0%	0%
Siltstone	SW	48	48	48	43	43	43	1.21	0.6%	100%	100%	100%	90%	0%	0%
Siltstone	UW	60	73	100	54	65	90	11.96	5.8%	100%	100%	100%	90%	0%	0%

9

BANRO CONGO		TWANGIZA

Borehole: TDD087	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	SW	39	48	65	32	39	53	18.08	8.4%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	40	60	80	29	44	58	112.98	52.6%	80%	100%	100%	90%	0%	0%
Fault Breccia	MW	29	29	29	26	26	26	0.35	0.2%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	HW	49	49	49	44	44	44	0.49	0.2%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	39	40	51	35	36	46	3.96	1.8%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	46	53	62	41	47	56	7.13	3.3%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	64	75	100	57	68	90	7.60	3.5%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	43	51	52	38	46	47	4.46	2.1%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	SW	35	40	53	31	36	47	6.69	3.1%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	UW	51	51	51	46	46	46	9.61	4.5%	100%	100%	100%	90%	0%	0%
Mudstone	MW	37	55	89	33	49	80	0.40	0.2%	100%	100%	100%	90%	0%	0%
Sandstone	MW	58	58	58	52	52	52	3.14	1.5%	100%	100%	100%	90%	0%	0%
Sandstone	SW	100	100	100	90	90	90	0.55	0.3%	100%	100%	100%	90%	0%	0%
Siltstone	MW	47	47	47	42	42	42	1.62	0.8%	100%	100%	100%	90%	0%	0%
Siltstone	SW	45	61	65	41	55	58	5.38	2.5%	100%	100%	100%	90%	0%	0%
Siltstone	UW	47	61	89	42	55	80	12.58	5.9%	100%	100%	100%	90%	0%	0%

10

BANRO CONGO		TWANGIZA

Borehole: TDD088	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	SW	43	49	54	34	39	43	46.76	23.1%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	56	69	100	40	50	72	59.48	29.3%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	37	40	48	33	36	43	10.88	5.4%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	33	38	52	30	34	47	6.95	3.4%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	69	82	100	62	74	90	13.78	6.8%	100%	100%	100%	90%	0%	0%
Hydrothermal Breccia	UW	100	100	100	90	90	90	0.96	0.5%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	49	51	57	44	46	51	8.47	4.2%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	SW	50	51	60	45	46	54	6.78	3.3%	100%	100%	100%	90%	0%	0%
Mudstone	MW	49	49	50	44	44	45	1.71	0.8%	100%	100%	100%	90%	0%	0%
Mudstone	SW	48	48	48	44	44	44	1.62	0.8%	100%	100%	100%	90%	0%	0%
Sandstone	SW	61	61	61	55	55	55	2.63	1.3%	100%	100%	100%	90%	0%	0%
Siltstone	MW	44	45	46	40	40	41	2.85	1.4%	100%	100%	100%	90%	0%	0%
Siltstone	SW	48	52	54	43	47	48	7.30	3.6%	100%	100%	100%	90%	0%	0%
Siltstone	UW	65	79	100	58	71	90	8.19	4.0%	100%	100%	100%	90%	0%	0%

11

BANRO CONGO		TWANGIZA

Borehole: TDD089	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	SW	28	47	61	23	38	50	41.83	21.3%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	45	68	100	33	49	72	74.77	38.1%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	39	39	39	35	35	35	0.40	0.2%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	48	58	100	43	53	90	1.11	0.6%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	48	74	100	43	66	90	31.34	16.0%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	50	52	72	45	47	65	6.41	3.3%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	UW	72	72	72	65	65	65	2.97	1.5%	100%	100%	100%	90%	0%	0%
Mudstone	MW	36	37	40	32	33	36	2.85	1.5%	100%	100%	100%	90%	0%	0%
Sandstone	SW	58	58	58	53	53	53	0.81	0.4%	100%	100%	100%	90%	0%	0%
Sandstone	UW	100	100	100	90	90	90	0.76	0.4%	100%	100%	100%	90%	0%	0%
Siltstone	MW	46	46	46	42	42	42	0.72	0.4%	100%	100%	100%	90%	0%	0%
Siltstone	SW	50	68	78	45	61	70	5.80	3.0%	100%	100%	100%	90%	0%	0%
Siltstone	UW	69	79	100	62	71	90	4.27	2.2%	100%	100%	100%	90%	0%	0%

12

BANRO CONGO		TWANGIZA

Borehole: TDD090	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	SW	37	44	50	30	36	40	21.72	14.3%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	47	55	64	34	40	46	12.70	8.3%	80%	100%	100%	90%	0%	0%
Conglomerate	MW	46	55	79	41	49	71	5.53	3.6%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	HW	37	37	37	33	33	33	3.65	2.4%	100%	100%	100%	90%	0%	0%
Mudstone	HW	79	79	79	71	71	71	5.42	3.6%	100%	100%	100%	90%	0%	0%
Mudstone	MW	27	27	27	24	24	24	3.34	2.2%	100%	100%	100%	90%	0%	0%
Sand (alluvial)	MW	41	41	41	37	37	37	19.82	13.0%	100%	100%	100%	90%	0%	0%
Sandstone	MW	41	41	41	37	37	37	2.05	1.3%	100%	100%	100%	90%	0%	0%
Sandstone	SW	48	54	89	44	48	80	16.01	10.5%	100%	100%	100%	90%	0%	0%

13

BANRO CONGO		TWANGIZA

Borehole: TDD091	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	34	41	44	29	35	38	13.90	7.4%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	45	45	45	37	37	37	18.30	9.8%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	41	63	71	30	46	51	86.27	46.0%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	32	32	32	29	29	29	2.27	1.2%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	38	56	66	34	51	59	5.86	3.1%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	52	60	74	46	54	66	10.28	5.5%	100%	100%	100%	90%	0%	0%
Hydrothermal Breccia	UW	65	65	65	59	59	59	0.24	0.1%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	HW	30	30	30	27	27	27	0.83	0.4%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	40	45	56	36	41	50	11.53	6.1%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	SW	65	68	73	59	61	65	6.35	3.4%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	UW	76	76	76	69	69	69	1.83	1.0%	100%	100%	100%	90%	0%	0%
Mudstone	HW	23	23	23	21	21	21	1.15	0.6%	100%	100%	100%	90%	0%	0%
Siltstone	MW	21	21	21	19	19	19	0.35	0.2%	100%	100%	100%	90%	0%	0%
Siltstone	SW	53	53	53	48	48	48	1.16	0.6%	100%	100%	100%	90%	0%	0%
Siltstone	UW	65	67	69	59	60	63	5.72	3.0%	100%	100%	100%	90%	0%	0%

14

BANRO CONGO		TWANGIZA

Borehole: TDD092	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	51	51	51	44	44	44	8.64	4.3%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	50	50	50	41	41	41	1.73	0.9%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	65	71	100	46	51	72	118.50	58.8%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	100	100	100	90	90	90	8.59	4.3%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	60	62	82	54	55	74	3.90	1.9%	100%	100%	100%	90%	0%	0%
Mudstone	MW	37	37	82	33	34	74	30.13	15.0%	100%	100%	100%	90%	0%	0%
Siltstone	SW	64	64	64	57	57	57	3.41	1.7%	100%	100%	100%	90%	0%	0%
Siltstone	UW	61	73	100	55	66	90	15.03	7.5%	100%	100%	100%	90%	0%	0%

15

BANRO CONGO		TWANGIZA

Borehole: TDD093	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	41	43	46	35	37	39	32.27	20.4%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	32	38	43	26	31	35	30.19	19.1%	90%	100%	100%	90%	0%	0%
Conglomerate	MW	47	47	47	43	43	43	1.25	0.8%	100%	100%	100%	90%	0%	0%
Conglomerate	SW	47	60	100	42	54	90	3.09	2.0%	100%	100%	100%	90%	0%	0%
Conglomerate	UW	100	100	100	90	90	90	1.09	0.7%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	HW	81	81	82	72	73	74	4.36	2.8%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	32	35	40	28	32	36	9.70	6.1%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	53	53	53	48	48	48	10.05	6.4%	100%	100%	100%	90%	0%	0%
Sandstone	MW	33	33	33	30	30	30	4.47	2.8%	100%	100%	100%	90%	0%	0%
Sandstone	SW	42	46	52	37	41	47	18.66	11.8%	100%	100%	100%	90%	0%	0%
Sandstone	UW	69	69	69	62	62	62	4.23	2.7%	100%	100%	100%	90%	0%	0%

16

BANRO CONGO		TWANGIZA

Borehole: TDD094	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	SW	49	54	66	40	44	53	49.03	20.4%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	43	53	80	31	38	57	86.92	36.2%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	HW	74	74	75	66	67	67	1.97	0.8%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	59	59	59	53	53	53	3.63	1.5%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	51	51	51	46	46	46	9.51	4.0%	100%	100%	100%	90%	0%	0%
Sandstone	SW	63	63	63	57	57	57	0.73	0.3%	100%	100%	100%	90%	0%	0%
Siltstone	UW	53	63	69	47	56	62	33.13	13.8%	100%	100%	100%	90%	0%	0%

17

BANRO CONGO		TWANGIZA

Borehole: TDD095	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	25	26	28	21	23	24	1.71	2.2%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	53	54	55	43	44	45	25.93	33.9%	90%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	HW	34	34	34	31	31	31	11.23	14.7%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	38	38	38	34	34	34	0.28	0.4%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	SW	37	37	37	33	33	33	4.70	6.2%	100%	100%	100%	90%	0%	0%
Mudstone	HW	43	44	47	38	39	42	8.43	11.0%	100%	100%	100%	90%	0%	0%
Sandstone	SW	74	74	74	66	66	66	0.84	1.1%	100%	100%	100%	90%	0%	0%
Siltstone	MW	27	27	27	25	25	25	0.52	0.7%	100%	100%	100%	90%	0%	0%

18

BANRO CONGO		TWANGIZA

Borehole: TDD096	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	30	30	30	26	26	26	2.35	1.2%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	48	49	51	39	40	41	45.17	23.7%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	54	70	100	39	50	72	97.71	51.2%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	55	55	55	49	49	49	8.23	4.3%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	73	81	100	65	73	90	4.77	2.5%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	48	48	48	43	43	43	0.57	0.3%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	SW	68	68	68	61	61	61	1.70	0.9%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	UW	69	69	69	62	62	62	6.79	3.6%	100%	100%	100%	90%	0%	0%
Mudstone	HW	32	32	32	29	29	29	12.12	6.3%	100%	100%	100%	90%	0%	0%
Siltstone	HW	19	31	36	17	28	32	4.88	2.6%	100%	100%	100%	90%	0%	0%
Siltstone	MW	37	38	40	33	34	36	3.58	1.9%	100%	100%	100%	90%	0%	0%

19

BANRO CONGO		TWANGIZA

Borehole: TDD097	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	SW	40	55	66	32	45	53	44.61	18.2%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	56	68	75	40	49	54	77.15	31.5%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	69	79	100	62	71	90	22.34	9.1%	100%	100%	100%	90%	0%	0%
Hydrothermal Breccia	UW	67	67	67	60	60	60	0.28	0.1%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	44	45	45	40	41	41	4.32	1.8%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	SW	70	70	70	63	63	63	6.84	2.8%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	UW	75	75	75	67	68	68	9.34	3.8%	100%	100%	100%	90%	0%	0%
Mudstone	HW	30	30	30	27	27	27	6.30	2.6%	100%	100%	100%	90%	0%	0%
Mudstone	MW	31	35	44	28	31	39	4.03	1.6%	100%	100%	100%	90%	0%	0%
Sandstone	SW	42	60	71	38	54	64	4.37	1.8%	100%	100%	100%	90%	0%	0%
Siltstone	MW	33	34	34	30	30	30	4.14	1.7%	100%	100%	100%	90%	0%	0%
Siltstone	UW	54	69	78	48	62	70	31.94	13.0%	100%	100%	100%	90%	0%	0%

20

BANRO CONGO		TWANGIZA

Borehole: TDD098	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	28	36	90	24	31	77	39.40	17.1%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	35	35	35	29	29	29	0.33	0.1%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	44	49	83	32	35	60	63.33	27.5%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	HW	33	47	48	30	43	43	19.14	8.3%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	43	43	43	39	39	39	0.42	0.2%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	42	52	90	38	47	81	28.45	12.4%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	UW	60	64	69	54	57	62	3.78	1.6%	100%	100%	100%	90%	0%	0%
Mudstone	HW	43	51	80	38	46	72	18.18	7.9%	100%	100%	100%	90%	0%	0%
Mudstone	MW	38	47	81	34	43	72	0.57	0.2%	100%	100%	100%	90%	0%	0%
Mudstone	SW	53	53	53	48	48	48	2.14	0.9%	100%	100%	100%	90%	0%	0%
Sandstone	HW	37	37	37	33	33	33	1.71	0.7%	100%	100%	100%	90%	0%	0%
Siltstone	MW	50	50	50	45	45	45	0.97	0.4%	100%	100%	100%	90%	0%	0%

21

BANRO CONGO		TWANGIZA

Borehole: TDD099	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	HW	33	36	51	30	33	46	12.24	9.3%	100%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	MW	32	37	41	28	32	35	33.19	25.3%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	37	42	45	30	34	37	26.34	20.0%	90%	100%	100%	90%	0%	0%
Feldspar Porphyry	HW	40	46	49	36	41	44	11.33	8.6%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	46	46	46	41	41	41	10.68	8.1%	100%	100%	100%	90%	0%	0%
Mudstone	HW	28	38	47	25	34	42	23.33	17.8%	100%	100%	100%	90%	0%	0%
Mudstone	MW	37	44	56	33	40	50	5.65	4.3%	100%	100%	100%	90%	0%	0%
Siltstone	MW	51	51	51	46	46	46	2.02	1.5%	100%	100%	100%	90%	0%	0%
Siltstone	SW	35	51	63	31	46	57	2.31	1.8%	100%	100%	100%	90%	0%	0%

22

BANRO CONGO		TWANGIZA

Borehole: TDD100	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	UW	42	59	81	30	42	58	96.60	41.5%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	HW	24	24	24	21	21	21	0.21	0.1%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	56	56	56	50	50	50	1.05	0.5%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	49	54	74	44	49	67	9.88	4.2%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	100	100	100	90	90	90	0.52	0.2%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	HW	49	49	49	44	44	44	2.25	1.0%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	42	56	98	37	50	88	20.79	8.9%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	SW	56	75	98	50	68	88	8.22	3.5%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	UW	61	70	100	55	63	90	16.68	7.2%	100%	100%	100%	90%	0%	0%
Mudstone	HW	32	38	49	29	34	44	27.44	11.8%	100%	100%	100%	90%	0%	0%
Mudstone	MW	28	36	50	26	32	45	4.55	2.0%	100%	100%	100%	90%	0%	0%
Mudstone	SW	36	36	36	33	33	33	4.48	1.9%	100%	100%	100%	90%	0%	0%
Sandstone	UW	69	69	69	62	62	62	1.78	0.8%	100%	100%	100%	90%	0%	0%
Siltstone	MW	56	56	56	51	51	51	1.37	0.6%	100%	100%	100%	90%	0%	0%
Siltstone	UW	44	64	100	40	57	90	18.19	7.8%	100%	100%	100%	90%	0%	0%

23

BANRO CONGO		TWANGIZA

Borehole: TDD101	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	39	39	39	34	34	34	4.13	2.2%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	28	34	44	22	28	35	31.80	16.6%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	41	58	100	30	42	72	66.81	35.0%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	46	53	72	41	48	65	12.04	6.3%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	65	68	69	58	61	62	3.77	2.0%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	HW	34	43	79	31	39	71	5.15	2.7%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	64	79	86	58	71	77	3.83	2.0%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	SW	58	58	58	52	52	52	3.09	1.6%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	UW	63	63	63	57	57	57	2.65	1.4%	100%	100%	100%	90%	0%	0%
Mudstone	MW	42	53	59	38	48	53	3.15	1.6%	100%	100%	100%	90%	0%	0%
Mudstone	SW	42	42	42	38	38	38	0.63	0.3%	100%	100%	100%	90%	0%	0%
Siltstone	MW	29	43	46	26	39	41	3.23	1.7%	100%	100%	100%	90%	0%	0%
Siltstone	UW	41	60	100	37	54	90	33.74	17.7%	100%	100%	100%	90%	0%	0%

24

BANRO CONGO		TWANGIZA

Borehole: TDD102	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	HW	34	40	46	30	36	42	23.12	8.4%	100%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	MW	34	43	52	29	37	45	55.44	20.1%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	32	49	88	26	40	71	19.57	7.1%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	61	73	81	44	52	58	98.67	35.8%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	HW	43	43	43	39	39	39	0.70	0.3%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	47	55	61	42	50	55	5.51	2.0%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	83	90	100	74	81	90	3.66	1.3%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	57	57	59	51	52	53	13.87	5.0%	100%	100%	100%	90%	0%	0%
Sandstone	MW	42	43	43	38	38	39	18.01	6.5%	100%	100%	100%	90%	0%	0%
Siltstone	HW	39	39	39	35	35	35	1.35	0.5%	100%	100%	100%	90%	0%	0%
Siltstone	MW	43	43	43	39	39	39	0.77	0.3%	100%	100%	100%	90%	0%	0%
Siltstone	SW	44	57	65	40	51	59	15.92	5.8%	100%	100%	100%	90%	0%	0%
Siltstone	UW	65	73	100	58	66	90	8.23	3.0%	100%	100%	100%	90%	0%	0%

25

BANRO CONGO		TWANGIZA

Borehole: TDD103	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	HW	33	33	33	30	30	30	0.24	0.1%	100%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	MW	19	23	29	16	20	25	4.15	2.4%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	30	37	55	24	30	44	19.30	11.4%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	51	77	100	36	55	72	60.95	35.9%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	56	68	79	51	61	72	13.30	7.8%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	67	84	100	60	75	90	7.95	4.7%	100%	100%	100%	90%	0%	0%
Hydrothermal Breccia	SW	81	81	81	72	72	72	0.07	0.0%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	23	23	23	21	21	21	0.30	0.2%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	UW	100	100	100	90	90	90	2.24	1.3%	100%	100%	100%	90%	0%	0%
Mudstone	MW	30	30	30	27	27	27	1.49	0.9%	100%	100%	100%	90%	0%	0%
Mudstone	SW	52	52	52	47	47	47	2.49	1.5%	100%	100%	100%	90%	0%	0%
Siltstone	SW	34	52	100	31	46	90	7.53	4.4%	100%	100%	100%	90%	0%	0%
Siltstone	UW	55	76	100	49	68	90	29.94	17.6%	100%	100%	100%	90%	0%	0%

26

BANRO CONGO		TWANGIZA

Borehole: TDD104	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	31	38	40	26	32	34	22.15	6.0%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	42	50	96	34	41	78	44.52	12.1%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	50	69	100	36	50	72	231.53	62.9%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	49	54	59	44	48	53	3.71	1.0%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	54	77	100	48	69	90	23.52	6.4%	100%	100%	100%	90%	0%	0%
Hydrothermal Breccia	SW	47	47	47	42	42	42	0.40	0.1%	100%	100%	100%	90%	0%	0%
Hydrothermal Breccia	UW	73	73	73	66	66	66	0.33	0.1%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	UW	77	81	100	69	73	90	4.27	1.2%	100%	100%	100%	90%	0%	0%
Sandstone	MW	32	41	51	29	37	45	4.27	1.2%	100%	100%	100%	90%	0%	0%
Sandstone	SW	61	61	61	55	55	55	0.98	0.3%	100%	100%	100%	90%	0%	0%
Sandstone	UW	51	56	65	46	51	59	1.56	0.4%	100%	100%	100%	90%	0%	0%
Siltstone	MW	36	42	46	32	38	42	3.83	1.0%	100%	100%	100%	90%	0%	0%
Siltstone	SW	50	59	73	45	53	66	15.36	4.2%	100%	100%	100%	90%	0%	0%
Siltstone	UW	52	79	100	47	71	90	11.02	3.0%	100%	100%	100%	90%	0%	0%

27

BANRO CONGO		TWANGIZA

Borehole: TDD105	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	45	45	45	39	39	39	0.35	0.2%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	39	50	69	32	40	56	37.42	17.6%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	54	60	69	39	43	50	39.82	18.8%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	33	43	52	29	39	46	14.58	6.9%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	44	67	100	40	60	90	7.04	3.3%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	66	66	66	60	60	60	0.31	0.1%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	43	52	57	38	46	52	24.63	11.6%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	SW	54	54	54	49	49	49	10.84	5.1%	100%	100%	100%	90%	0%	0%
Mudstone	MW	28	40	49	25	36	44	30.08	14.2%	100%	100%	100%	90%	0%	0%
Sandstone	SW	38	38	38	34	34	34	2.13	1.0%	100%	100%	100%	90%	0%	0%
Siltstone	MW	31	42	46	28	38	42	4.61	2.2%	100%	100%	100%	90%	0%	0%
Siltstone	SW	53	57	59	47	51	53	11.84	5.6%	100%	100%	100%	90%	0%	0%
Siltstone	UW	60	61	65	54	55	58	4.96	2.3%	100%	100%	100%	90%	0%	0%

28

BANRO CONGO		TWANGIZA

Borehole: TDD106	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	HW	73	74	88	65	67	79	3.20	2.6%	100%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	MW	35	35	35	30	30	30	2.32	1.9%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	42	44	90	34	36	73	33.36	26.6%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	63	66	67	45	47	48	16.78	13.4%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	HW	73	73	73	65	65	65	0.42	0.3%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	44	44	44	40	40	40	2.50	2.0%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	47	58	88	43	52	79	11.79	9.4%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	70	70	70	63	63	63	3.02	2.4%	100%	100%	100%	90%	0%	0%
Mudstone	MW	31	31	31	28	28	28	12.62	10.1%	100%	100%	100%	90%	0%	0%
Siltstone	UW	74	81	100	67	72	90	9.70	7.7%	100%	100%	100%	90%	0%	0%

29

BANRO CONGO		TWANGIZA

Borehole: TDD107	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	36	36	36	31	31	31	4.32	1.8%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	40	45	50	32	36	40	37.67	15.8%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	58	66	100	42	48	72	115.51	48.4%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	30	39	39	27	35	35	18.91	7.9%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	50	73	100	45	65	90	6.52	2.7%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	66	68	100	59	61	90	5.28	2.2%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	30	30	30	27	27	27	2.00	0.8%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	UW	76	76	76	68	68	68	2.94	1.2%	100%	100%	100%	90%	0%	0%
Siltstone	MW	21	35	42	19	31	38	3.45	1.4%	100%	100%	100%	90%	0%	0%
Siltstone	SW	50	55	72	45	49	65	8.14	3.4%	100%	100%	100%	90%	0%	0%
Siltstone	UW	62	70	75	56	63	67	18.16	7.6%	100%	100%	100%	90%	0%	0%

30

BANRO CONGO		TWANGIZA

Borehole: TDD108	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	30	30	30	26	26	26	3.50	1.7%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	35	49	55	29	39	45	37.89	18.7%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	56	67	100	41	48	72	87.03	42.9%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	38	49	81	34	44	72	1.93	1.0%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	40	56	100	36	50	90	2.73	1.3%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	54	94	100	48	84	90	21.06	10.4%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	30	42	52	27	38	46	13.75	6.8%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	SW	61	61	61	55	55	55	3.96	2.0%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	UW	100	100	100	90	90	90	3.55	1.7%	100%	100%	100%	90%	0%	0%
Mudstone	SW	100	100	100	90	90	90	0.77	0.4%	100%	100%	100%	90%	0%	0%
Sandstone	SW	48	61	68	43	55	61	3.80	1.9%	100%	100%	100%	90%	0%	0%
Siltstone	SW	40	49	100	36	44	90	11.65	5.7%	100%	100%	100%	90%	0%	0%
Siltstone	UW	66	72	100	59	65	90	9.33	4.6%	100%	100%	100%	90%	0%	0%

31

BANRO CONGO		TWANGIZA

Borehole: TDD109	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	27	35	40	23	30	34	14.33	4.8%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	48	50	64	39	41	52	29.55	10.0%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	55	67	100	39	48	72	144.25	48.7%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	HW	73	73	73	65	65	65	3.09	1.0%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	68	68	68	61	61	61	4.29	1.4%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	60	77	100	54	69	90	34.19	11.6%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	34	37	48	30	33	44	5.90	2.0%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	SW	69	69	69	62	62	62	3.89	1.3%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	UW	64	85	100	58	76	90	3.15	1.1%	100%	100%	100%	90%	0%	0%
Mudstone	MW	28	38	54	25	35	49	5.74	1.9%	100%	100%	100%	90%	0%	0%
Quartz vein	UW	100	100	100	90	90	90	1.51	0.5%	100%	100%	100%	90%	0%	0%
Siltstone	MW	27	39	42	24	35	38	7.57	2.6%	100%	100%	100%	90%	0%	0%
Siltstone	SW	64	64	64	57	58	58	2.83	1.0%	100%	100%	100%	90%	0%	0%
Siltstone	UW	60	71	100	54	64	90	18.72	6.3%	100%	100%	100%	90%	0%	0%

32

BANRO CONGO		TWANGIZA

Borehole: TDD110	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	34	41	55	29	35	47	4.82	1.4%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	43	50	90	35	41	73	26.16	7.7%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	46	69	100	33	50	72	198.74	58.3%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	33	39	48	29	35	44	1.65	0.5%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	46	62	90	42	56	81	3.10	0.9%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	66	82	100	59	73	90	24.74	7.3%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	36	43	43	32	39	39	4.78	1.4%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	SW	54	54	54	49	49	49	3.25	1.0%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	UW	55	80	100	49	72	90	32.78	9.6%	100%	100%	100%	90%	0%	0%
Mudstone	MW	33	48	52	30	43	46	4.83	1.4%	100%	100%	100%	90%	0%	0%
Sandstone	MW	61	61	61	55	55	55	0.33	0.1%	100%	100%	100%	90%	0%	0%
Sandstone	SW	42	47	52	38	42	46	1.76	0.5%	100%	100%	100%	90%	0%	0%
Siltstone	MW	36	46	59	32	41	53	2.17	0.6%	100%	100%	100%	90%	0%	0%
Siltstone	SW	46	51	51	41	45	46	4.15	1.2%	100%	100%	100%	90%	0%	0%
Siltstone	UW	68	84	100	61	76	90	6.91	2.0%	100%	100%	100%	90%	0%	0%

33

BANRO CONGO		TWANGIZA

Borehole: TDD111	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	38	39	42	33	34	36	24.19	10.9%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	38	47	54	31	38	44	36.51	16.4%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	51	54	59	37	39	42	48.90	22.0%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	47	47	47	42	42	42	1.18	0.5%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	47	53	71	42	48	63	31.22	14.1%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	41	41	41	37	37	37	8.49	3.8%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	UW	58	58	58	52	52	52	3.27	1.5%	100%	100%	100%	90%	0%	0%
Mudstone	HW	73	73	73	65	65	65	9.99	4.5%	100%	100%	100%	90%	0%	0%
Mudstone	MW	40	40	40	36	36	36	10.88	4.9%	100%	100%	100%	90%	0%	0%
Sandstone	SW	61	61	61	55	55	55	1.45	0.7%	100%	100%	100%	90%	0%	0%
Siltstone	MW	44	44	44	39	39	39	1.66	0.7%	100%	100%	100%	90%	0%	0%
Siltstone	UW	50	59	100	45	54	90	14.82	6.7%	100%	100%	100%	90%	0%	0%

34

BANRO CONGO		TWANGIZA

Borehole: TDD112	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	SW	35	40	45	28	32	37	17.74	6.5%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	55	78	100	39	56	72	148.30	54.7%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	HW	83	83	83	75	75	75	1.24	0.5%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	59	96	100	53	87	90	31.50	11.6%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	UW	83	87	100	75	78	90	8.62	3.2%	100%	100%	100%	90%	0%	0%
Mudstone	HW	31	36	81	28	33	73	13.37	4.9%	100%	100%	100%	90%	0%	0%
Mudstone	MW	41	41	41	37	37	37	2.44	0.9%	100%	100%	100%	90%	0%	0%
Siltstone	HW	37	38	42	33	35	38	4.63	1.7%	100%	100%	100%	90%	0%	0%
Siltstone	SW	43	44	51	39	39	46	6.15	2.3%	100%	100%	100%	90%	0%	0%
Siltstone	UW	68	86	100	62	77	90	12.81	4.7%	100%	100%	100%	90%	0%	0%

35

BANRO CONGO		TWANGIZA

Borehole: TDD113	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	40	40	40	34	34	34	7.20	4.1%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	35	35	35	28	28	28	11.31	6.4%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	43	65	100	31	47	72	107.46	60.6%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	69	72	100	62	65	90	26.97	15.2%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	UW	57	82	100	51	74	90	12.00	6.8%	100%	100%	100%	90%	0%	0%
Sandstone	SW	49	58	68	44	52	61	1.41	0.8%	100%	100%	100%	90%	0%	0%
Siltstone	UW	43	63	100	39	57	90	7.77	4.4%	100%	100%	100%	90%	0%	0%

36

BANRO CONGO		TWANGIZA

Borehole: TDD114	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	27	36	46	23	31	40	12.66	6.2%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	39	57	62	32	46	50	123.41	60.2%	90%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	52	70	100	47	63	90	20.40	9.9%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	53	54	86	48	48	77	11.72	5.7%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	SW	62	70	73	56	63	66	24.18	11.8%	100%	100%	100%	90%	0%	0%
Mudstone	MW	28	33	35	25	30	31	2.03	1.0%	100%	100%	100%	90%	0%	0%
Sandstone	SW	58	61	64	52	55	57	5.01	2.4%	100%	100%	100%	90%	0%	0%
Siltstone	MW	24	34	35	21	30	32	1.38	0.7%	100%	100%	100%	90%	0%	0%
Siltstone	SW	43	65	74	38	59	67	3.63	1.8%	100%	100%	100%	90%	0%	0%

37

BANRO CONGO		TWANGIZA

Borehole: TDD115	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	26	37	82	22	31	70	12.39	7.9%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	40	53	56	32	43	45	55.59	35.4%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	71	75	94	51	54	67	16.33	10.4%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	HW	73	73	73	65	65	65	4.93	3.1%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	29	29	29	26	26	26	0.46	0.3%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	59	59	59	53	53	53	0.55	0.4%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	HW	35	36	37	32	33	33	7.59	4.8%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	50	50	50	45	45	45	2.22	1.4%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	SW	75	77	78	67	69	70	9.96	6.3%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	UW	47	47	47	42	42	42	0.50	0.3%	100%	100%	100%	90%	0%	0%
Mudstone	MW	29	29	29	26	26	26	1.01	0.6%	100%	100%	100%	90%	0%	0%
Siltstone	MW	36	46	47	32	41	43	2.02	1.3%	100%	100%	100%	90%	0%	0%
Siltstone	SW	59	59	59	53	53	53	0.77	0.5%	100%	100%	100%	90%	0%	0%
Siltstone	UW	69	83	100	62	75	90	4.86	3.1%	100%	100%	100%	90%	0%	0%

38

BANRO CONGO		TWANGIZA

Borehole: TDD116	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	38	38	38	32	32	32	2.28	1.0%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	46	56	62	37	45	50	56.46	25.1%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	55	72	100	40	52	72	45.01	20.0%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	HW	83	83	83	74	74	74	0.33	0.1%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	81	81	81	73	73	73	0.20	0.1%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	53	53	53	48	48	48	3.70	1.6%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	55	70	100	50	63	90	13.80	6.1%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	38	47	48	35	43	44	5.33	2.4%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	SW	51	51	51	46	46	46	10.58	4.7%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	UW	53	69	100	48	62	90	25.42	11.3%	100%	100%	100%	90%	0%	0%
Mudstone	HW	42	42	42	38	38	38	7.19	3.2%	100%	100%	100%	90%	0%	0%
Mudstone	MW	45	45	49	40	41	44	16.46	7.3%	100%	100%	100%	90%	0%	0%
Mudstone	UW	60	60	60	54	54	54	6.29	2.8%	100%	100%	100%	90%	0%	0%
Sandstone	MW	47	71	92	42	64	83	2.23	1.0%	100%	100%	100%	90%	0%	0%
Siltstone	MW	56	56	56	51	51	51	0.52	0.2%	100%	100%	100%	90%	0%	0%
Siltstone	SW	52	52	52	47	47	47	0.66	0.3%	100%	100%	100%	90%	0%	0%
Siltstone	UW	54	66	68	49	59	61	4.17	1.9%	100%	100%	100%	90%	0%	0%

39

BANRO CONGO		TWANGIZA

Borehole: TDD117	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	HW	35	35	35	32	32	32	0.57	0.3%	100%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	MW	30	37	39	26	32	34	24.85	12.7%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	37	50	97	30	40	78	41.22	21.1%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	54	62	69	39	45	49	28.58	14.7%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	56	77	100	50	69	90	3.99	2.0%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	SW	67	67	67	60	60	60	7.31	3.7%	100%	100%	100%	90%	0%	0%
Mudstone	MW	31	31	31	27	27	27	24.64	12.6%	100%	100%	100%	90%	0%	0%
Siltstone	MW	29	39	49	26	35	44	9.76	5.0%	100%	100%	100%	90%	0%	0%
Siltstone	SW	37	47	100	33	42	90	9.22	4.7%	100%	100%	100%	90%	0%	0%
Siltstone	UW	61	71	100	55	64	90	11.85	6.1%	100%	100%	100%	90%	0%	0%

40

BANRO CONGO		TWANGIZA

Borehole: TDD118	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	28	35	36	24	30	31	18.55	7.0%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	39	39	39	32	32	32	2.46	0.9%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	44	55	65	31	40	47	62.35	23.4%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	HW	74	74	74	66	66	66	0.27	0.1%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	32	36	46	29	32	41	9.59	3.6%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	45	63	66	41	56	59	21.42	8.1%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	56	64	100	51	58	90	25.55	9.6%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	35	44	54	32	39	48	21.41	8.0%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	SW	55	57	58	49	51	52	12.95	4.9%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	UW	100	100	100	90	90	90	1.76	0.7%	100%	100%	100%	90%	0%	0%
Mudstone	MW	37	37	37	34	34	34	1.96	0.7%	100%	100%	100%	90%	0%	0%
Mudstone	UW	67	67	67	60	60	60	1.10	0.4%	100%	100%	100%	90%	0%	0%
Sandstone	SW	61	61	61	55	55	55	0.41	0.2%	100%	100%	100%	90%	0%	0%
Sandstone	UW	70	70	70	63	63	63	0.82	0.3%	100%	100%	100%	90%	0%	0%
Siltstone	MW	27	37	41	25	34	37	7.86	3.0%	100%	100%	100%	90%	0%	0%
Siltstone	UW	68	71	100	61	64	90	25.15	9.5%	100%	100%	100%	90%	0%	0%

41

BANRO CONGO		TWANGIZA

Borehole: TDD119	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	33	51	81	28	44	69	1.85	1.1%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	43	49	51	35	40	41	13.29	7.6%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	39	56	67	28	40	48	90.90	51.7%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	36	36	36	32	32	32	2.94	1.7%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	56	56	56	51	51	51	3.83	2.2%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	73	75	96	65	68	86	7.68	4.4%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	52	52	52	47	47	47	0.71	0.4%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	SW	62	62	62	56	56	56	4.01	2.3%	100%	100%	100%	90%	0%	0%
Mudstone	MW	38	38	38	34	34	34	2.38	1.4%	100%	100%	100%	90%	0%	0%
Mudstone	SW	46	48	49	41	43	44	14.01	8.0%	100%	100%	100%	90%	0%	0%
Siltstone	SW	42	46	51	38	41	46	3.50	2.0%	100%	100%	100%	90%	0%	0%
Siltstone	UW	49	57	59	44	51	53	6.28	3.6%	100%	100%	100%	90%	0%	0%

42

BANRO CONGO		TWANGIZA

Borehole: TDD120	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	SW	32	51	54	26	41	44	24.57	13.9%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	66	69	100	47	50	72	102.27	57.8%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	55	73	100	50	66	90	15.01	8.5%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	45	49	64	41	44	58	13.32	7.5%	100%	100%	100%	90%	0%	0%
Mudstone	MW	47	52	56	42	47	50	2.18	1.2%	100%	100%	100%	90%	0%	0%
Mudstone	UW	76	83	100	68	75	90	0.68	0.4%	100%	100%	100%	90%	0%	0%
Siltstone	UW	73	91	100	65	82	90	4.21	2.4%	100%	100%	100%	90%	0%	0%

43

BANRO CONGO		TWANGIZA

Borehole: TDD121	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	39	39	39	33	33	33	11.62	5.8%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	36	50	56	29	40	45	35.60	17.8%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	49	64	100	35	46	72	85.15	42.5%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	50	50	50	45	45	45	3.41	1.7%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	58	67	100	52	60	90	8.11	4.1%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	100	100	100	90	90	90	0.78	0.4%	100%	100%	100%	90%	0%	0%
Mudstone	MW	34	35	39	31	32	35	16.05	8.0%	100%	100%	100%	90%	0%	0%
Siltstone	MW	44	44	44	40	40	40	0.39	0.2%	100%	100%	100%	90%	0%	0%
Siltstone	SW	43	60	100	39	54	90	4.43	2.2%	100%	100%	100%	90%	0%	0%
Siltstone	UW	61	74	100	54	66	90	27.99	14.0%	100%	100%	100%	90%	0%	0%

44

BANRO CONGO		TWANGIZA

Borehole: TDD122	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	30	37	44	26	32	37	37.88	22.3%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	38	47	66	31	38	53	45.42	26.7%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	41	59	62	30	42	45	37.21	21.9%	80%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	53	53	53	48	48	48	1.63	1.0%	100%	100%	100%	90%	0%	0%
Siltstone	MW	38	38	38	34	34	34	0.47	0.3%	100%	100%	100%	90%	0%	0%
Siltstone	UW	65	65	65	58	58	58	1.18	0.7%	100%	100%	100%	90%	0%	0%

45

BANRO CONGO		TWANGIZA

Borehole: TDD123	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	SW	48	49	49	39	40	40	11.23	9.8%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	50	51	56	36	37	40	11.56	10.1%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	49	49	49	44	44	44	0.30	0.3%	100%	100%	100%	90%	0%	0%
Mudstone	HW	73	73	73	65	65	65	3.49	3.1%	100%	100%	100%	90%	0%	0%
Mudstone	MW	31	39	42	28	35	38	20.87	18.3%	100%	100%	100%	90%	0%	0%
Mudstone	SW	38	48	53	34	44	47	4.76	4.2%	100%	100%	100%	90%	0%	0%
Siltstone	MW	33	33	33	30	30	30	1.97	1.7%	100%	100%	100%	90%	0%	0%
Siltstone	UW	61	61	61	55	55	55	5.27	4.6%	100%	100%	100%	90%	0%	0%

46

BANRO CONGO		TWANGIZA

Borehole: TDD124	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	HW	25	25	25	22	22	22	0.27	0.1%	100%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	MW	23	27	29	20	23	25	1.74	0.6%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	35	42	47	28	34	38	11.54	3.8%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	64	69	73	46	49	52	32.50	10.8%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	HW	55	55	55	50	50	50	0.27	0.1%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	21	46	62	19	41	55	43.24	14.3%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	46	54	58	42	49	52	10.26	3.4%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	78	87	100	70	78	90	3.98	1.3%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	28	51	54	25	46	49	49.86	16.5%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	SW	54	55	56	48	49	51	12.26	4.1%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	UW	60	71	100	54	64	90	29.36	9.7%	100%	100%	100%	90%	0%	0%
Mudstone	MW	24	32	37	22	29	34	9.46	3.1%	100%	100%	100%	90%	0%	0%
Mudstone	UW	58	68	100	52	61	90	4.88	1.6%	100%	100%	100%	90%	0%	0%
Quartz vein	UW	100	100	100	90	90	90	0.48	0.2%	100%	100%	100%	90%	0%	0%
Sandstone	UW	100	100	100	90	90	90	0.49	0.2%	100%	100%	100%	90%	0%	0%
Siltstone	MW	24	36	44	21	32	40	2.12	0.7%	100%	100%	100%	90%	0%	0%
Siltstone	SW	52	53	53	47	48	48	6.29	2.1%	100%	100%	100%	90%	0%	0%
Siltstone	UW	56	73	100	50	66	90	9.29	3.1%	100%	100%	100%	90%	0%	0%

47

BANRO CONGO		TWANGIZA

Borehole: TDD125	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	38	39	41	32	33	35	5.52	2.4%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	39	43	52	31	35	42	12.56	5.5%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	45	59	73	32	42	53	131.55	57.1%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	35	71	85	32	64	76	3.09	1.3%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	62	62	62	56	56	56	11.84	5.1%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	67	67	67	60	60	60	3.05	1.3%	100%	100%	100%	90%	0%	0%
Mudstone	MW	31	36	37	28	32	33	27.24	11.8%	100%	100%	100%	90%	0%	0%
Mudstone	SW	48	48	48	43	43	43	0.99	0.4%	100%	100%	100%	90%	0%	0%
Siltstone	SW	39	50	60	35	45	54	8.22	3.6%	100%	100%	100%	90%	0%	0%
Siltstone	UW	50	63	74	45	57	67	15.89	6.9%	100%	100%	100%	90%	0%	0%

48

BANRO CONGO		TWANGIZA

Borehole: TDD126	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	31	36	82	26	31	70	46.45	21.0%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	36	43	63	30	35	51	5.83	2.6%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	46	61	75	33	44	54	127.25	57.5%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	69	69	69	62	62	62	0.47	0.2%	100%	100%	100%	90%	0%	0%
Hydrothermal Breccia	UW	100	100	100	90	90	90	0.43	0.2%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	31	31	31	28	28	28	2.69	1.2%	100%	100%	100%	90%	0%	0%
Mudstone	MW	27	32	40	24	29	36	8.93	4.0%	100%	100%	100%	90%	0%	0%
Siltstone	UW	45	59	84	40	53	76	5.54	2.5%	100%	100%	100%	90%	0%	0%

49

BANRO CONGO		TWANGIZA

Borehole: TDD127	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	29	29	29	24	24	24	0.75	0.5%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	58	66	69	42	47	50	101.06	63.8%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	34	34	34	31	31	31	2.73	1.7%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	41	41	41	37	37	37	0.43	0.3%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	63	65	100	57	58	90	10.60	6.7%	100%	100%	100%	90%	0%	0%
Hydrothermal Breccia	UW	58	58	58	52	52	52	0.16	0.1%	100%	100%	100%	90%	0%	0%
Mudstone	MW	25	30	37	22	27	34	12.67	8.0%	100%	100%	100%	90%	0%	0%
Mudstone	SW	31	31	31	28	28	28	1.63	1.0%	100%	100%	100%	90%	0%	0%
Siltstone	SW	44	44	44	39	39	39	2.34	1.5%	100%	100%	100%	90%	0%	0%
Siltstone	UW	60	65	68	54	59	61	3.28	2.1%	100%	100%	100%	90%	0%	0%

50

BANRO CONGO		TWANGIZA

Borehole: TDD128	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	SW	39	39	39	31	31	31	12.12	5.5%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	54	66	100	39	48	72	144.91	66.1%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	62	66	75	56	60	67	4.35	2.0%	100%	100%	100%	90%	0%	0%
Hydrothermal Breccia	UW	50	70	88	45	63	79	6.84	3.1%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	UW	61	68	68	55	61	62	10.31	4.7%	100%	100%	100%	90%	0%	0%
Mudstone	HW	39	39	39	35	35	35	11.14	5.1%	100%	100%	100%	90%	0%	0%
Mudstone	MW	41	41	43	37	37	38	6.11	2.8%	100%	100%	100%	90%	0%	0%
Siltstone	UW	59	65	69	53	58	63	5.97	2.7%	100%	100%	100%	90%	0%	0%

51

BANRO CONGO		TWANGIZA

Borehole: TDD129	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	HW	31	31	31	28	28	28	3.22	1.6%	100%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	MW	30	37	40	25	31	35	31.70	16.1%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	34	36	37	27	29	30	22.87	11.6%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	43	48	56	31	34	40	44.34	22.5%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	56	56	56	50	50	50	0.74	0.4%	100%	100%	100%	90%	0%	0%
Mudstone	HW	39	39	39	35	35	35	2.66	1.3%	100%	100%	100%	90%	0%	0%
Mudstone	MW	31	38	46	28	34	41	31.19	15.8%	100%	100%	100%	90%	0%	0%
Sandstone	UW	59	59	61	53	53	54	3.29	1.7%	100%	100%	100%	90%	0%	0%
Siltstone	MW	37	37	37	33	33	33	4.05	2.1%	100%	100%	100%	90%	0%	0%
Siltstone	UW	49	55	64	44	49	58	1.41	0.7%	100%	100%	100%	90%	0%	0%

52

BANRO CONGO		TWANGIZA

Borehole: TDD130	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	HW	34	34	34	30	30	30	1.42	0.8%	100%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	MW	30	37	49	26	32	42	48.66	26.3%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	41	43	45	33	35	36	45.21	24.5%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	45	46	48	32	33	35	21.02	11.4%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	HW	46	51	83	41	46	74	10.40	5.6%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	27	41	47	24	36	42	1.68	0.9%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	53	55	63	47	49	57	2.89	1.6%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	HW	38	46	80	34	42	72	7.88	4.3%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	45	50	51	41	45	46	7.46	4.0%	100%	100%	100%	90%	0%	0%
Mudstone	HW	26	33	44	23	30	40	10.69	5.8%	100%	100%	100%	90%	0%	0%
Siltstone	SW	41	41	41	37	37	37	0.81	0.4%	100%	100%	100%	90%	0%	0%

53

BANRO CONGO		TWANGIZA

Borehole: TDD131	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	HW	25	25	25	22	22	22	0.80	0.3%	100%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	MW	32	33	36	28	28	31	27.52	9.7%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	46	53	57	37	43	46	44.10	15.5%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	43	66	82	31	48	59	101.89	35.7%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	HW	59	59	59	53	53	53	2.11	0.7%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	37	49	56	33	44	50	0.64	0.2%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	56	69	85	51	62	77	48.36	17.0%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	HW	54	54	54	49	49	49	4.70	1.6%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	47	47	53	42	43	48	13.83	4.9%	100%	100%	100%	90%	0%	0%
Siltstone	SW	50	65	96	45	58	86	2.25	0.8%	100%	100%	100%	90%	0%	0%
Siltstone	UW	48	67	100	43	60	90	36.72	12.9%	100%	100%	100%	90%	0%	0%

54

BANRO CONGO		TWANGIZA

Borehole: TDD132	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	34	42	45	29	36	38	41.54	20.9%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	43	43	43	35	35	35	16.24	8.2%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	48	67	75	34	48	54	122.95	61.9%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	49	49	49	44	44	44	1.21	0.6%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	66	66	66	60	60	60	7.40	3.7%	100%	100%	100%	90%	0%	0%
Mudstone	HW	28	33	36	25	30	32	3.20	1.6%	100%	100%	100%	90%	0%	0%
Siltstone	SW	58	58	58	52	52	52	1.07	0.5%	100%	100%	100%	90%	0%	0%
Siltstone	UW	65	70	74	59	63	67	3.55	1.8%	100%	100%	100%	90%	0%	0%

55

BANRO CONGO		TWANGIZA

Borehole: TDD133	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	HW	38	39	39	35	35	35	2.34	1.0%	100%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	MW	34	38	39	29	32	33	8.10	3.3%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	52	52	52	42	42	42	6.55	2.7%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	52	73	100	37	53	72	155.28	64.1%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	63	63	63	56	56	56	10.65	4.4%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	55	72	100	50	64	90	25.45	10.5%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	UW	54	73	100	48	66	90	17.24	7.1%	100%	100%	100%	90%	0%	0%
Mudstone	HW	47	47	47	42	42	42	1.10	0.5%	100%	100%	100%	90%	0%	0%
Mudstone	MW	31	33	43	28	30	39	3.01	1.2%	100%	100%	100%	90%	0%	0%
Quartz vein	UW	100	100	100	90	90	90	0.40	0.2%	100%	100%	100%	90%	0%	0%
Sandstone	UW	61	61	61	55	55	55	2.09	0.9%	100%	100%	100%	90%	0%	0%
Siltstone	SW	42	42	42	38	38	38	1.51	0.6%	100%	100%	100%	90%	0%	0%
Siltstone	UW	81	82	83	73	74	75	3.14	1.3%	100%	100%	100%	90%	0%	0%

56

BANRO CONGO		TWANGIZA

Borehole: TDD134	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	39	39	39	34	34	34	65.42	21.3%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	52	52	52	42	42	42	47.32	15.4%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	43	58	100	31	42	72	105.18	34.2%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	35	35	38	31	32	34	3.33	1.1%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	47	50	69	43	45	62	27.72	9.0%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	75	75	75	67	68	68	17.55	5.7%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	SW	60	60	60	54	54	54	4.58	1.5%	100%	100%	100%	90%	0%	0%
Mudstone	SW	56	57	57	51	51	52	2.68	0.9%	100%	100%	100%	90%	0%	0%
Siltstone	UW	63	67	100	57	61	90	21.23	6.9%	100%	100%	100%	90%	0%	0%

57

BANRO CONGO		TWANGIZA

Borehole: TDD135	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	41	41	41	35	35	35	11.85	7.4%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	51	51	51	41	41	41	6.98	4.4%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	59	63	100	43	45	72	85.40	53.6%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	75	80	83	67	72	75	11.45	7.2%	100%	100%	100%	90%	0%	0%
Mudstone	HW	30	33	38	27	30	34	24.43	15.3%	100%	100%	100%	90%	0%	0%
Sandstone	UW	100	100	100	90	90	90	1.02	0.6%	100%	100%	100%	90%	0%	0%
Siltstone	UW	68	88	100	61	79	90	6.96	4.4%	100%	100%	100%	90%	0%	0%

58

BANRO CONGO		TWANGIZA

Borehole: TDD136	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	SW	43	49	57	35	40	46	24.09	9.6%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	55	63	100	40	46	72	28.43	11.3%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	46	53	60	42	48	54	16.23	6.5%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	71	95	100	64	85	90	15.83	6.3%	100%	100%	100%	90%	0%	0%
Mudstone	HW	38	42	50	34	38	45	20.55	8.2%	100%	100%	100%	90%	0%	0%
Mudstone	MW	35	39	47	32	35	42	56.92	22.6%	100%	100%	100%	90%	0%	0%
Mudstone	SW	42	43	43	38	38	39	7.10	2.8%	100%	100%	100%	90%	0%	0%
Siltstone	HW	50	50	50	45	45	45	0.37	0.1%	100%	100%	100%	90%	0%	0%
Siltstone	MW	38	53	96	34	48	86	8.75	3.5%	100%	100%	100%	90%	0%	0%
Siltstone	SW	45	60	65	40	54	58	18.29	7.3%	100%	100%	100%	90%	0%	0%
Siltstone	UW	57	64	78	51	58	71	7.18	2.9%	100%	100%	100%	90%	0%	0%

59

BANRO CONGO		TWANGIZA

Borehole: TDD137	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	HW	33	36	37	30	33	33	17.21	6.9%	100%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	MW	32	38	52	27	32	44	78.73	31.6%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	32	46	49	26	37	40	55.36	22.2%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	55	55	55	39	39	39	13.48	5.4%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	HW	85	85	85	77	77	77	2.95	1.2%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	85	85	85	77	77	77	8.10	3.2%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	69	69	69	62	62	62	0.43	0.2%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	69	70	70	63	63	63	19.83	8.0%	100%	100%	100%	90%	0%	0%
Hydrothermal Breccia	UW	56	56	56	50	50	50	0.30	0.1%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	48	48	48	43	43	43	3.35	1.3%	100%	100%	100%	90%	0%	0%
Siltstone	UW	58	64	76	53	58	68	21.16	8.5%	100%	100%	100%	90%	0%	0%

60

BANRO CONGO		TWANGIZA

Borehole: TDD138	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	36	36	36	31	31	31	2.60	2.0%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	33	49	53	27	40	43	18.65	14.5%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	55	63	100	40	45	72	69.30	53.9%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	33	33	33	30	30	30	5.48	4.3%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	66	68	93	59	61	83	4.91	3.8%	100%	100%	100%	90%	0%	0%
Mudstone	MW	25	31	37	23	28	33	12.32	9.6%	100%	100%	100%	90%	0%	0%
Sandstone	SW	49	49	49	44	44	44	0.85	0.7%	100%	100%	100%	90%	0%	0%
Sandstone	UW	72	72	72	65	65	65	0.69	0.5%	100%	100%	100%	90%	0%	0%
Siltstone	UW	100	100	100	90	90	90	0.90	0.7%	100%	100%	100%	90%	0%	0%

61

BANRO CONGO		TWANGIZA

Borehole: TDD139	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	25	33	42	22	28	36	23.34	12.0%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	34	45	49	28	36	40	34.19	17.6%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	57	61	63	41	44	45	88.28	45.5%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	46	50	56	41	45	50	1.31	0.7%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	57	66	100	51	59	90	8.71	4.5%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	74	74	74	66	66	67	4.17	2.2%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	52	52	52	47	47	47	14.37	7.4%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	SW	47	47	47	42	42	42	0.50	0.3%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	UW	76	76	76	69	69	69	3.18	1.6%	100%	100%	100%	90%	0%	0%
Mudstone	SW	100	100	100	90	90	90	0.40	0.2%	100%	100%	100%	90%	0%	0%
Quartz vein	UW	100	100	100	90	90	90	0.41	0.2%	100%	100%	100%	90%	0%	0%
Siltstone	MW	43	43	43	39	39	39	1.41	0.7%	100%	100%	100%	90%	0%	0%
Siltstone	UW	100	100	100	90	90	90	3.13	1.6%	100%	100%	100%	90%	0%	0%

62

BANRO CONGO		TWANGIZA

Borehole: TDD140	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	24	31	34	20	26	29	32.56	12.1%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	41	42	43	33	34	35	21.22	7.9%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	50	60	77	36	44	55	170.95	63.5%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	27	50	70	24	45	63	1.90	0.7%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	62	62	62	56	56	56	1.73	0.6%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	65	69	71	59	62	64	30.42	11.3%	100%	100%	100%	90%	0%	0%
Sandstone	UW	62	69	71	56	62	64	4.91	1.8%	100%	100%	100%	90%	0%	0%
Siltstone	UW	62	70	100	56	63	90	3.46	1.3%	100%	100%	100%	90%	0%	0%

63

BANRO CONGO		TWANGIZA

Borehole: TDD141	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	HW	35	35	35	31	31	31	2.59	0.9%	100%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	MW	32	38	40	27	33	34	38.82	14.0%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	38	44	50	31	36	40	27.21	9.8%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	45	63	75	33	45	54	142.73	51.4%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	48	59	73	43	53	66	30.19	10.9%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	UW	65	76	100	58	69	90	3.97	1.4%	100%	100%	100%	90%	0%	0%
Sandstone	MW	37	52	55	33	47	50	8.35	3.0%	100%	100%	100%	90%	0%	0%
Sandstone	SW	47	47	47	42	42	42	1.10	0.4%	100%	100%	100%	90%	0%	0%
Siltstone	SW	45	53	69	40	48	62	9.94	3.6%	100%	100%	100%	90%	0%	0%
Siltstone	UW	47	73	100	43	66	90	11.14	4.0%	100%	100%	100%	90%	0%	0%

64

BANRO CONGO		TWANGIZA

Borehole: TDD142	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	HW	35	35	35	31	31	31	29.93	19.3%	100%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	MW	28	34	36	24	29	31	51.97	33.5%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	33	44	47	27	36	38	23.44	15.1%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	55	62	68	39	45	49	45.83	29.6%	80%	100%	100%	90%	0%	0%
Siltstone	MW	30	30	30	27	27	27	1.80	1.2%	100%	100%	100%	90%	0%	0%
Siltstone	SW	37	37	37	33	33	33	1.06	0.7%	100%	100%	100%	90%	0%	0%
Siltstone	UW	75	75	75	67	67	67	1.00	0.6%	100%	100%	100%	90%	0%	0%

65

BANRO CONGO		TWANGIZA

Borehole: TDD143	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	HW	73	73	73	65	65	65	0.29	0.2%	100%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	MW	35	44	83	30	38	71	32.04	26.9%	95%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	32	55	83	29	50	75	1.00	0.8%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	HW	74	74	74	66	66	66	7.00	5.9%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	52	52	52	47	47	47	3.71	3.1%	100%	100%	100%	90%	0%	0%
Mudstone	HW	73	73	73	65	65	65	1.40	1.2%	100%	100%	100%	90%	0%	0%
Mudstone	MW	30	38	46	27	34	42	12.33	10.3%	100%	100%	100%	90%	0%	0%

66

BANRO CONGO		TWANGIZA

Borehole: TDD144	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	HW	35	40	43	31	36	39	17.43	7.6%	100%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	MW	39	44	84	33	38	71	33.12	14.4%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	35	38	52	28	31	42	9.81	4.3%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	48	57	64	35	41	46	63.91	27.9%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	HW	83	83	83	75	75	75	0.25	0.1%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	47	51	58	42	46	52	7.31	3.2%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	57	57	57	51	51	51	2.20	1.0%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	67	73	100	61	65	90	0.43	0.2%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	HW	46	73	81	42	65	73	2.36	1.0%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	50	59	85	45	53	77	8.69	3.8%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	SW	47	51	56	42	46	50	13.35	5.8%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	UW	71	71	71	64	64	64	6.90	3.0%	100%	100%	100%	90%	0%	0%
Mudstone	MW	33	42	85	30	38	77	3.04	1.3%	100%	100%	100%	90%	0%	0%
Mudstone	UW	100	100	100	90	90	90	0.45	0.2%	100%	100%	100%	90%	0%	0%
Siltstone	HW	29	29	29	27	27	27	1.30	0.6%	100%	100%	100%	90%	0%	0%
Siltstone	SW	68	68	68	61	61	61	1.34	0.6%	100%	100%	100%	90%	0%	0%

67

BANRO CONGO		TWANGIZA

Borehole: TDD145	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	28	28	29	24	24	25	8.99	3.1%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	41	49	61	33	40	50	26.36	9.1%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	46	63	70	33	45	51	82.91	28.6%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	25	35	49	22	32	44	2.28	0.8%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	44	44	44	40	40	40	1.09	0.4%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	70	72	100	63	65	90	23.93	8.2%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	37	50	69	33	45	62	24.79	8.5%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	SW	54	61	62	49	55	56	35.82	12.3%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	UW	61	76	100	55	68	90	7.50	2.6%	100%	100%	100%	90%	0%	0%
Mudstone	MW	38	46	61	34	41	55	11.38	3.9%	100%	100%	100%	90%	0%	0%
Siltstone	MW	31	31	31	28	28	28	2.90	1.0%	100%	100%	100%	90%	0%	0%
Siltstone	SW	32	45	49	29	40	44	12.40	4.3%	100%	100%	100%	90%	0%	0%
Siltstone	UW	53	65	67	47	59	61	32.04	11.0%	100%	100%	100%	90%	0%	0%

68

BANRO CONGO		TWANGIZA

Borehole: TDD146	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	24	29	33	21	25	29	47.03	21.6%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	52	52	52	42	42	42	9.79	4.5%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	51	62	75	37	44	54	121.84	55.9%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	35	43	77	31	38	69	7.36	3.4%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	56	62	66	50	55	60	13.19	6.0%	100%	100%	100%	90%	0%	0%
Mudstone	MW	21	21	21	19	19	19	3.80	1.7%	100%	100%	100%	90%	0%	0%
Siltstone	MW	32	40	50	29	36	45	2.19	1.0%	100%	100%	100%	90%	0%	0%
Siltstone	SW	48	48	48	43	43	43	0.52	0.2%	100%	100%	100%	90%	0%	0%
Siltstone	UW	53	66	100	48	60	90	11.36	5.2%	100%	100%	100%	90%	0%	0%

69

BANRO CONGO		TWANGIZA

Borehole: TDD147	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	34	34	34	29	29	29	24.70	11.1%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	44	44	44	36	36	36	2.33	1.0%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	48	62	72	34	45	52	58.08	26.1%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	HW	78	78	78	70	70	70	1.25	0.6%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	42	49	56	38	44	50	7.86	3.5%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	70	74	100	63	67	90	9.17	4.1%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	HW	44	56	81	39	50	72	16.58	7.5%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	40	47	52	36	42	47	15.67	7.0%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	SW	52	52	52	47	47	47	2.55	1.1%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	UW	66	66	66	60	60	60	18.13	8.2%	100%	100%	100%	90%	0%	0%
Mudstone	HW	32	39	43	29	35	39	13.83	6.2%	100%	100%	100%	90%	0%	0%
Mudstone	MW	41	45	52	37	40	47	4.99	2.2%	100%	100%	100%	90%	0%	0%
Mudstone	SW	40	40	40	36	36	36	4.37	2.0%	100%	100%	100%	90%	0%	0%
Sandstone	SW	63	63	63	57	57	57	2.00	0.9%	100%	100%	100%	90%	0%	0%
Siltstone	UW	57	64	77	51	58	69	19.42	8.7%	100%	100%	100%	90%	0%	0%

70

BANRO CONGO		TWANGIZA

Borehole: TDD148	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	SW	42	47	48	34	38	39	44.49	31.7%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	50	54	57	36	39	41	27.14	19.4%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	24	45	81	21	41	73	12.73	9.1%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	43	43	43	39	39	39	4.23	3.0%	100%	100%	100%	90%	0%	0%
Mudstone	MW	36	41	55	33	37	49	4.73	3.4%	100%	100%	100%	90%	0%	0%
Siltstone	SW	50	50	50	45	45	45	4.46	3.2%	100%	100%	100%	90%	0%	0%

71

BANRO CONGO		TWANGIZA

Borehole: TDD149	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	HW	33	38	40	30	34	36	1.45	0.6%	100%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	MW	25	29	36	22	25	31	12.37	5.0%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	31	47	50	25	38	40	23.31	9.4%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	42	55	57	31	39	41	12.00	4.8%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	HW	40	52	77	36	46	69	6.74	2.7%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	35	41	43	31	37	38	7.66	3.1%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	65	65	65	59	59	59	0.93	0.4%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	61	61	61	55	55	55	1.47	0.6%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	HW	39	50	81	35	45	73	9.37	3.8%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	39	50	81	35	45	72	13.96	5.6%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	SW	50	59	65	45	53	59	25.91	10.4%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	UW	59	59	59	53	53	53	2.24	0.9%	100%	100%	100%	90%	0%	0%
Mudstone	HW	26	35	78	24	31	70	33.74	13.6%	100%	100%	100%	90%	0%	0%
Mudstone	MW	29	37	51	26	33	46	43.50	17.5%	100%	100%	100%	90%	0%	0%
Siltstone	MW	25	35	51	22	31	46	10.64	4.3%	100%	100%	100%	90%	0%	0%
Siltstone	SW	41	50	55	37	45	50	7.96	3.2%	100%	100%	100%	90%	0%	0%
Siltstone	UW	56	56	56	51	51	51	0.86	0.3%	100%	100%	100%	90%	0%	0%

72

BANRO CONGO		TWANGIZA

Borehole: TDD150	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	28	29	44	24	24	38	3.70	2.6%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	28	48	54	22	39	44	40.34	27.8%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	69	69	69	50	50	50	43.41	29.9%	80%	100%	100%	90%	0%	0%
Fault Breccia	MW	39	39	39	35	35	35	2.09	1.4%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	30	36	37	27	33	33	22.62	15.6%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	43	48	96	39	43	86	2.50	1.7%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	44	44	44	39	39	39	0.91	0.6%	100%	100%	100%	90%	0%	0%
Hydrothermal Breccia	MW	33	33	33	29	29	29	0.83	0.6%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	HW	37	40	49	34	36	44	7.47	5.2%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	39	40	40	35	36	36	6.18	4.3%	100%	100%	100%	90%	0%	0%
Mudstone	MW	33	33	33	30	30	30	0.77	0.5%	100%	100%	100%	90%	0%	0%
Mudstone	SW	41	45	51	37	41	46	5.19	3.6%	100%	100%	100%	90%	0%	0%
Siltstone	SW	46	46	46	41	41	41	1.57	1.1%	100%	100%	100%	90%	0%	0%

73

BANRO CONGO		TWANGIZA

Borehole: TDD151	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	SW	39	39	39	32	32	32	3.67	2.1%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	46	63	100	33	46	72	80.54	45.4%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	HW	32	34	35	29	30	31	3.20	1.8%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	26	35	41	23	32	37	9.40	5.3%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	42	45	68	38	41	61	2.94	1.7%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	47	76	100	42	68	90	11.79	6.6%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	HW	30	30	30	27	27	27	0.88	0.5%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	31	34	40	28	30	36	9.88	5.6%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	SW	41	42	42	37	37	38	8.99	5.1%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	UW	100	100	100	90	90	90	1.48	0.8%	100%	100%	100%	90%	0%	0%
Sandstone	UW	52	65	68	47	58	62	2.96	1.7%	100%	100%	100%	90%	0%	0%
Siltstone	SW	73	73	73	66	66	66	0.69	0.4%	100%	100%	100%	90%	0%	0%
Siltstone	UW	47	72	100	42	65	90	19.10	10.8%	100%	100%	100%	90%	0%	0%

74

BANRO CONGO		TWANGIZA

Borehole: TDD152	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	24	26	35	21	22	30	1.35	0.7%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	43	51	53	35	41	43	35.54	17.5%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	62	68	71	44	49	51	40.88	20.2%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	32	32	32	29	29	29	23.81	11.7%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	59	68	100	53	62	90	6.87	3.4%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	HW	52	57	80	47	51	72	4.53	2.2%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	39	49	54	35	44	48	25.27	12.5%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	SW	49	49	49	44	44	44	13.44	6.6%	100%	100%	100%	90%	0%	0%
Mudstone	HW	26	31	45	23	28	40	5.39	2.7%	100%	100%	100%	90%	0%	0%
Mudstone	MW	28	33	35	25	30	32	22.30	11.0%	100%	100%	100%	90%	0%	0%
Siltstone	MW	40	41	42	36	37	38	10.03	4.9%	100%	100%	100%	90%	0%	0%
Siltstone	SW	53	55	56	48	50	50	4.89	2.4%	100%	100%	100%	90%	0%	0%

75

BANRO CONGO		TWANGIZA

Borehole: TDD153	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	37	37	37	32	32	32	0.57	0.3%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	27	42	55	22	34	44	59.29	26.2%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	58	63	69	42	45	50	54.26	23.9%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	HW	35	35	35	31	31	31	1.13	0.5%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	34	38	44	30	34	40	30.14	13.3%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	38	51	100	34	46	90	1.89	0.8%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	81	94	100	73	84	90	6.37	2.8%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	23	41	56	20	37	51	32.76	14.5%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	SW	45	48	50	41	43	45	7.22	3.2%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	UW	100	100	100	90	90	90	2.11	0.9%	100%	100%	100%	90%	0%	0%
Mudstone	HW	29	30	31	26	27	28	4.01	1.8%	100%	100%	100%	90%	0%	0%
Mudstone	MW	34	37	39	31	33	35	2.33	1.0%	100%	100%	100%	90%	0%	0%
Sandstone	SW	39	44	52	35	39	47	1.77	0.8%	100%	100%	100%	90%	0%	0%
Siltstone	MW	30	30	30	27	27	27	2.48	1.1%	100%	100%	100%	90%	0%	0%
Siltstone	SW	33	53	61	30	47	54	12.01	5.3%	100%	100%	100%	90%	0%	0%
Siltstone	UW	63	73	100	57	66	90	5.41	2.4%	100%	100%	100%	90%	0%	0%

76

BANRO CONGO		TWANGIZA

Borehole: TDD154	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	24	38	40	21	32	35	10.31	4.4%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	55	55	55	45	45	45	5.70	2.4%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	55	66	75	40	48	54	117.03	49.6%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	41	41	41	37	37	37	0.45	0.2%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	39	48	65	35	43	58	10.10	4.3%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	70	72	72	63	64	65	29.56	12.5%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	SW	37	46	49	34	41	44	30.35	12.9%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	UW	74	84	100	67	76	90	3.76	1.6%	100%	100%	100%	90%	0%	0%
Mudstone	MW	57	57	57	51	51	51	0.60	0.3%	100%	100%	100%	90%	0%	0%
Siltstone	SW	47	51	53	43	46	48	9.63	4.1%	100%	100%	100%	90%	0%	0%
Siltstone	UW	67	69	71	60	62	64	5.46	2.3%	100%	100%	100%	90%	0%	0%

77

BANRO CONGO		TWANGIZA

Borehole: TDD155	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	26	35	42	23	30	36	44.56	14.4%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	34	41	51	28	33	42	14.00	4.5%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	41	59	70	29	43	50	103.12	33.3%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	28	34	37	25	30	33	11.27	3.6%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	37	55	59	34	49	53	7.99	2.6%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	57	62	78	51	56	70	31.14	10.1%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	HW	38	38	38	34	34	34	3.36	1.1%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	31	44	50	28	40	45	34.97	11.3%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	SW	48	54	62	43	48	56	19.77	6.4%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	UW	96	96	96	86	86	86	1.33	0.4%	100%	100%	100%	90%	0%	0%
Mudstone	MW	28	38	57	25	34	51	7.94	2.6%	100%	100%	100%	90%	0%	0%
Siltstone	MW	28	38	66	25	35	59	11.78	3.8%	100%	100%	100%	90%	0%	0%
Siltstone	SW	44	46	49	40	41	44	2.82	0.9%	100%	100%	100%	90%	0%	0%
Siltstone	UW	50	60	71	45	54	64	3.68	1.2%	100%	100%	100%	90%	0%	0%

78

BANRO CONGO		TWANGIZA

Borehole: TDD156	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	23	31	35	20	26	30	10.85	8.7%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	39	48	57	31	39	46	4.30	3.4%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	49	59	61	35	43	44	64.93	51.9%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	HW	32	35	42	29	32	37	0.61	0.5%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	31	38	52	28	34	47	29.53	23.6%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	47	47	47	42	42	42	1.04	0.8%	100%	100%	100%	90%	0%	0%
Mudstone	MW	23	32	35	21	29	31	8.76	7.0%	100%	100%	100%	90%	0%	0%
Siltstone	MW	33	37	48	30	33	43	2.18	1.7%	100%	100%	100%	90%	0%	0%

79

BANRO CONGO		TWANGIZA

Borehole: TDD157	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	32	36	42	27	30	36	20.26	15.4%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	41	41	41	33	33	33	4.32	3.3%	90%	100%	100%	90%	0%	0%
Feldspar Porphyry	HW	34	34	34	30	30	30	0.86	0.7%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	36	44	83	33	40	74	5.58	4.2%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	HW	42	42	42	37	37	37	4.26	3.2%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	41	52	58	37	47	52	11.92	9.1%	100%	100%	100%	90%	0%	0%
Mudstone	HW	31	33	34	28	29	31	3.67	2.8%	100%	100%	100%	90%	0%	0%
Mudstone	MW	28	34	44	25	31	39	33.29	25.3%	100%	100%	100%	90%	0%	0%
Sandstone	HW	53	53	53	47	47	47	1.42	1.1%	100%	100%	100%	90%	0%	0%
Siltstone	HW	38	38	38	34	34	34	1.01	0.8%	100%	100%	100%	90%	0%	0%
Siltstone	MW	37	41	44	33	37	40	6.01	4.6%	100%	100%	100%	90%	0%	0%

80

BANRO CONGO		TWANGIZA

Borehole: TDD158	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	HW	28	31	37	26	28	33	5.83	2.6%	100%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	MW	28	36	45	24	31	38	7.95	3.5%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	37	43	49	30	35	40	42.59	18.7%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	60	60	60	44	44	44	8.15	3.6%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	HW	30	65	73	27	59	65	23.70	10.4%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	48	48	48	43	43	43	7.60	3.3%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	HW	28	45	82	25	41	74	1.53	0.7%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	42	46	53	38	41	48	4.56	2.0%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	SW	61	61	61	55	55	55	12.10	5.3%	100%	100%	100%	90%	0%	0%
Mudstone	HW	20	34	52	18	31	47	12.83	5.6%	100%	100%	100%	90%	0%	0%
Mudstone	MW	26	32	33	24	29	30	5.00	2.2%	100%	100%	100%	90%	0%	0%
Sandstone	HW	31	31	31	28	28	28	0.17	0.1%	100%	100%	100%	90%	0%	0%
Sandstone	MW	44	47	53	39	42	48	2.50	1.1%	100%	100%	100%	90%	0%	0%
Sandstone	SW	46	47	51	42	42	46	9.09	4.0%	100%	100%	100%	90%	0%	0%
Siltstone	HW	31	43	51	28	39	46	1.21	0.5%	100%	100%	100%	90%	0%	0%
Siltstone	MW	23	32	35	21	29	32	6.18	2.7%	100%	100%	100%	90%	0%	0%
Siltstone	SW	50	50	50	45	45	45	5.12	2.3%	100%	100%	100%	90%	0%	0%
Siltstone	UW	47	54	68	42	48	61	2.42	1.1%	100%	100%	100%	90%	0%	0%

81

BANRO CONGO		TWANGIZA

Borehole: TDD159	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	HW	26	26	26	24	24	24	7.60	2.7%	100%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	31	43	62	25	35	50	46.97	16.5%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	41	55	62	29	39	45	32.73	11.5%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	HW	42	57	73	37	51	65	6.17	2.2%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	33	46	55	30	42	49	33.78	11.9%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	52	54	56	46	49	50	5.65	2.0%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	47	68	100	42	61	90	9.89	3.5%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	HW	48	48	48	43	43	43	0.53	0.2%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	46	60	72	41	54	64	7.37	2.6%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	SW	62	64	66	56	58	59	15.33	5.4%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	UW	65	83	100	59	75	90	11.46	4.0%	100%	100%	100%	90%	0%	0%
Mudstone	HW	31	42	47	28	38	42	7.20	2.5%	100%	100%	100%	90%	0%	0%
Mudstone	MW	41	41	41	37	37	37	14.60	5.1%	100%	100%	100%	90%	0%	0%
Sandstone	HW	37	37	37	33	33	34	3.08	1.1%	100%	100%	100%	90%	0%	0%
Sandstone	MW	51	51	51	46	46	46	1.84	0.6%	100%	100%	100%	90%	0%	0%
Sandstone	SW	58	58	58	52	52	52	0.89	0.3%	100%	100%	100%	90%	0%	0%
Siltstone	HW	33	39	42	30	35	38	0.48	0.2%	100%	100%	100%	90%	0%	0%
Siltstone	MW	54	54	54	48	48	48	1.12	0.4%	100%	100%	100%	90%	0%	0%

82

BANRO CONGO		TWANGIZA

Borehole: TDD159	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Siltstone	SW	59	64	69	53	58	62	3.47	1.2%	100%	100%	100%	90%	0%	0%
Siltstone	UW	43	60	70	38	54	63	5.13	1.8%	100%	100%	100%	90%	0%	0%

83

BANRO CONGO		TWANGIZA

Borehole: TDD160	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	33	33	33	28	28	28	5.16	2.7%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	39	47	54	31	38	44	37.00	19.5%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	62	62	71	45	45	51	16.04	8.5%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	30	42	44	27	38	40	12.66	6.7%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	44	54	93	39	49	83	7.20	3.8%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	93	93	93	83	83	83	0.30	0.2%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	48	48	48	43	43	43	8.98	4.7%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	SW	52	55	57	46	49	52	15.53	8.2%	100%	100%	100%	90%	0%	0%
Mudstone	HW	25	30	42	23	27	38	16.66	8.8%	100%	100%	100%	90%	0%	0%
Mudstone	MW	29	42	57	26	37	51	12.62	6.7%	100%	100%	100%	90%	0%	0%
Mudstone	SW	44	44	44	39	39	39	3.34	1.8%	100%	100%	100%	90%	0%	0%
Sandstone	SW	50	50	50	45	45	45	1.02	0.5%	100%	100%	100%	90%	0%	0%
Siltstone	HW	27	27	27	24	24	24	0.64	0.3%	100%	100%	100%	90%	0%	0%
Siltstone	SW	33	47	50	30	42	45	6.16	3.3%	100%	100%	100%	90%	0%	0%

84

BANRO CONGO		TWANGIZA

Borehole: TDD161	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	HW	23	24	27	20	22	24	1.42	0.6%	100%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	MW	32	42	53	27	36	46	31.28	13.7%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	37	49	54	30	40	44	25.97	11.4%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	50	52	54	36	37	39	27.22	11.9%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	HW	73	73	73	65	65	65	8.55	3.8%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	53	53	55	48	48	49	4.19	1.8%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	HW	42	42	42	38	38	38	4.05	1.8%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	43	49	51	39	44	46	4.26	1.9%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	SW	64	71	100	58	64	90	21.31	9.4%	100%	100%	100%	90%	0%	0%
Mudstone	HW	32	42	73	28	38	65	10.17	4.5%	100%	100%	100%	90%	0%	0%
Mudstone	MW	25	30	37	22	27	33	32.38	14.2%	100%	100%	100%	90%	0%	0%
Mudstone	SW	39	39	39	36	36	36	1.58	0.7%	100%	100%	100%	90%	0%	0%
Sandstone	SW	51	51	51	46	46	46	3.51	1.5%	100%	100%	100%	90%	0%	0%
Sandstone	UW	49	51	53	44	46	48	3.20	1.4%	100%	100%	100%	90%	0%	0%
Siltstone	HW	37	37	37	33	33	33	1.11	0.5%	100%	100%	100%	90%	0%	0%
Siltstone	MW	37	50	61	33	45	55	2.60	1.1%	100%	100%	100%	90%	0%	0%
Siltstone	SW	51	52	55	46	47	49	20.87	9.2%	100%	100%	100%	90%	0%	0%
Siltstone	UW	47	47	47	42	42	42	0.68	0.3%	100%	100%	100%	90%	0%	0%

85

BANRO CONGO		TWANGIZA

Borehole: TDD162	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	28	43	48	24	37	41	13.59	6.7%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	49	49	49	40	40	40	1.70	0.8%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	44	59	69	31	42	50	68.43	33.6%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	HW	46	60	81	41	54	73	7.23	3.5%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	39	41	81	35	37	72	1.82	0.9%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	38	52	59	34	47	53	31.25	15.3%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	50	55	63	45	50	57	5.87	2.9%	100%	100%	100%	90%	0%	0%
Hydrothermal Breccia	UW	98	98	98	88	88	88	0.29	0.1%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	33	42	49	30	38	44	11.85	5.8%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	SW	42	43	50	38	39	45	5.94	2.9%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	UW	55	58	74	50	52	66	21.46	10.5%	100%	100%	100%	90%	0%	0%
Mudstone	HW	35	69	73	31	62	65	6.06	3.0%	100%	100%	100%	90%	0%	0%
Mudstone	MW	37	39	42	33	35	38	4.07	2.0%	100%	100%	100%	90%	0%	0%
Mudstone	UW	45	54	62	41	48	56	1.83	0.9%	100%	100%	100%	90%	0%	0%
Sandstone	UW	58	58	58	52	52	52	1.32	0.6%	100%	100%	100%	90%	0%	0%
Siltstone	SW	49	58	72	44	52	65	1.98	1.0%	100%	100%	100%	90%	0%	0%
Siltstone	UW	47	53	58	42	47	52	5.80	2.8%	100%	100%	100%	90%	0%	0%

86

BANRO CONGO		TWANGIZA

Borehole: TDD163	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	25	25	25	21	21	21	1.17	0.5%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	46	52	52	38	42	42	20.82	8.9%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	48	62	70	35	45	50	156.04	66.9%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	HW	24	42	73	21	38	65	3.11	1.3%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	33	51	63	29	46	56	2.71	1.2%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	48	60	60	43	54	54	3.50	1.5%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	48	61	100	43	55	90	7.86	3.4%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	HW	24	28	39	22	25	35	1.16	0.5%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	36	38	49	32	34	44	10.90	4.7%	100%	100%	100%	90%	0%	0%
Mudstone	HW	31	43	73	28	39	65	1.04	0.4%	100%	100%	100%	90%	0%	0%
Mudstone	MW	28	32	33	25	28	30	4.08	1.8%	100%	100%	100%	90%	0%	0%
Siltstone	MW	44	44	44	39	39	39	0.39	0.2%	100%	100%	100%	90%	0%	0%
Siltstone	UW	47	75	78	42	68	70	1.04	0.4%	100%	100%	100%	90%	0%	0%

87

BANRO CONGO		TWANGIZA

Borehole: TDD164	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	HW	33	33	33	29	29	29	1.44	0.6%	100%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	MW	31	36	62	26	31	53	5.79	2.5%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	48	53	55	39	43	45	22.66	9.6%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	48	61	64	34	44	46	75.90	32.1%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	41	67	85	37	60	77	2.05	0.9%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	49	49	49	44	44	44	5.78	2.4%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	61	76	93	55	69	83	11.44	4.8%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	SW	43	43	43	39	39	39	8.62	3.6%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	UW	64	64	64	58	58	58	4.71	2.0%	100%	100%	100%	90%	0%	0%
Mudstone	HW	23	32	45	21	28	41	7.76	3.3%	100%	100%	100%	90%	0%	0%
Mudstone	MW	35	42	54	32	38	49	21.11	8.9%	100%	100%	100%	90%	0%	0%
Sandstone	UW	66	73	82	59	66	74	4.54	1.9%	100%	100%	100%	90%	0%	0%
Siltstone	SW	32	32	32	29	29	29	1.81	0.8%	100%	100%	100%	90%	0%	0%
Siltstone	UW	53	66	100	48	59	90	12.51	5.3%	100%	100%	100%	90%	0%	0%

88

BANRO CONGO		TWANGIZA

Borehole: TDD165	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	HW	49	49	49	44	44	44	1.40	1.2%	100%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	MW	26	36	45	22	30	38	6.66	5.6%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	33	42	45	27	34	37	43.01	36.4%	90%	100%	100%	90%	0%	0%
Feldspar Porphyry	HW	46	71	81	41	64	73	38.07	32.3%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	HW	83	83	83	75	75	75	1.92	1.6%	100%	100%	100%	90%	0%	0%
Mudstone	HW	33	33	33	29	29	29	1.69	1.4%	100%	100%	100%	90%	0%	0%
Sandstone	MW	51	51	51	46	46	46	2.10	1.8%	100%	100%	100%	90%	0%	0%
Sandstone	SW	52	52	52	47	47	47	5.96	5.1%	100%	100%	100%	90%	0%	0%

89

BANRO CONGO		TWANGIZA

Borehole: TDD166	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	HW	36	36	36	32	32	32	7.40	3.7%	100%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	42	42	42	34	34	34	19.60	9.9%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	37	59	76	27	42	55	81.53	41.3%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	HW	33	33	40	29	30	36	6.74	3.4%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	56	65	100	50	59	90	8.82	4.5%	100%	100%	100%	90%	0%	0%
Hydrothermal Breccia	UW	50	58	60	45	52	54	2.78	1.4%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	34	36	41	30	32	37	21.67	11.0%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	SW	48	48	48	43	43	43	13.80	7.0%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	UW	58	60	63	52	54	56	14.46	7.3%	100%	100%	100%	90%	0%	0%
Siltstone	UW	60	69	100	54	62	90	15.46	7.8%	100%	100%	100%	90%	0%	0%

90

BANRO CONGO		TWANGIZA

Borehole: TDD167	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	SW	46	46	46	37	37	37	22.20	12.9%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	51	60	76	37	43	55	82.61	47.9%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	HW	73	73	73	65	65	65	4.17	2.4%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	42	42	42	38	38	38	3.03	1.8%	100%	100%	100%	90%	0%	0%
Mudstone	MW	30	32	33	27	29	29	4.40	2.6%	100%	100%	100%	90%	0%	0%
Siltstone	MW	55	55	55	50	50	50	3.67	2.1%	100%	100%	100%	90%	0%	0%
Siltstone	UW	62	63	63	55	56	57	7.77	4.5%	100%	100%	100%	90%	0%	0%

91

BANRO CONGO		TWANGIZA

Borehole: TDD168	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	SW	45	55	56	36	45	45	16.89	13.7%	90%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	HW	28	32	35	25	29	32	9.73	7.9%	100%	100%	100%	90%	0%	0%
Mudstone	HW	25	32	73	22	29	65	13.50	11.0%	100%	100%	100%	90%	0%	0%
Mudstone	MW	33	36	38	30	33	34	12.95	10.5%	100%	100%	100%	90%	0%	0%
Siltstone	HW	35	35	35	32	32	32	6.73	5.5%	100%	100%	100%	90%	0%	0%
Siltstone	SW	70	70	70	63	63	63	0.70	0.6%	100%	100%	100%	90%	0%	0%

92

BANRO CONGO		TWANGIZA

Borehole: TDD169	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	27	27	27	23	23	23	1.98	1.2%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	44	45	48	36	36	39	25.82	15.7%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	48	62	71	35	44	51	77.03	46.9%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	59	62	74	53	56	67	27.06	16.5%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	UW	56	63	100	50	57	90	12.87	7.8%	100%	100%	100%	90%	0%	0%
Mudstone	HW	34	34	34	31	31	31	1.21	0.7%	100%	100%	100%	90%	0%	0%
Mudstone	SW	32	32	32	29	29	29	1.02	0.6%	100%	100%	100%	90%	0%	0%
Sandstone	UW	40	54	66	36	49	60	6.25	3.8%	100%	100%	100%	90%	0%	0%
Siltstone	UW	47	51	53	42	46	47	9.53	5.8%	100%	100%	100%	90%	0%	0%

93

BANRO CONGO		TWANGIZA

Borehole: TDD170	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	HW	25	27	30	22	25	27	2.16	0.8%	100%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	MW	33	38	46	28	32	40	14.44	5.3%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	44	45	49	36	37	39	25.32	9.3%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	37	61	76	27	44	54	62.29	22.9%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	HW	39	39	39	35	35	35	0.75	0.3%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	26	44	83	24	40	75	2.31	0.8%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	67	70	71	60	63	64	31.26	11.5%	100%	100%	100%	90%	0%	0%
Mudstone	HW	22	29	32	20	26	29	14.03	5.2%	100%	100%	100%	90%	0%	0%
Mudstone	MW	25	35	40	23	31	36	39.68	14.6%	100%	100%	100%	90%	0%	0%
Siltstone	HW	34	34	34	31	31	31	0.51	0.2%	100%	100%	100%	90%	0%	0%
Siltstone	MW	30	33	41	27	30	37	1.87	0.7%	100%	100%	100%	90%	0%	0%
Siltstone	UW	41	63	100	37	57	90	47.38	17.4%	100%	100%	100%	90%	0%	0%

94

BANRO CONGO		TWANGIZA

Borehole: TDD171	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	HW	37	37	37	34	34	34	1.43	0.8%	100%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	MW	31	40	58	27	34	49	1.09	0.6%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	56	59	61	45	48	50	1.33	0.8%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	49	54	61	36	39	44	59.10	33.5%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	HW	46	46	46	42	42	42	0.84	0.5%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	41	41	41	36	36	36	2.49	1.4%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	51	52	63	46	47	57	5.57	3.2%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	69	70	100	62	63	90	10.23	5.8%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	HW	34	58	73	30	52	65	7.02	4.0%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	35	36	39	32	32	35	17.46	9.9%	100%	100%	100%	90%	0%	0%
Mudstone	HW	25	29	35	23	26	31	7.65	4.3%	100%	100%	100%	90%	0%	0%
Mudstone	MW	21	35	53	19	32	48	6.95	3.9%	100%	100%	100%	90%	0%	0%
Siltstone	MW	35	37	39	32	33	35	16.64	9.4%	100%	100%	100%	90%	0%	0%
Siltstone	UW	64	64	65	57	58	59	1.69	1.0%	100%	100%	100%	90%	0%	0%

95

BANRO CONGO		TWANGIZA

Borehole: TDD172	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	31	41	48	27	35	41	3.48	1.9%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	43	47	54	35	38	44	36.84	20.5%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	45	61	67	33	44	48	76.87	42.8%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	HW	39	48	52	35	43	47	1.15	0.6%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	33	48	55	30	43	50	2.74	1.5%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	57	57	57	52	52	52	6.00	3.3%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	58	66	100	53	59	90	20.52	11.4%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	HW	35	36	36	32	32	33	5.97	3.3%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	34	37	38	30	33	34	4.21	2.3%	100%	100%	100%	90%	0%	0%
Mudstone	MW	38	38	38	34	34	34	4.39	2.4%	100%	100%	100%	90%	0%	0%
Mudstone	SW	54	54	54	49	49	49	0.47	0.3%	100%	100%	100%	90%	0%	0%
Siltstone	SW	67	67	67	60	60	60	0.76	0.4%	100%	100%	100%	90%	0%	0%
Siltstone	UW	50	70	81	45	63	73	10.34	5.8%	100%	100%	100%	90%	0%	0%

96

BANRO CONGO		TWANGIZA

Borehole: TDD173	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	17	33	51	14	28	44	1.29	0.5%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	37	44	61	30	36	49	19.10	7.4%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	55	58	59	40	42	43	22.39	8.6%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	HW	30	37	50	27	33	45	9.84	3.8%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	40	51	84	36	46	76	5.41	2.1%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	40	41	42	36	37	38	3.97	1.5%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	HW	37	43	43	33	39	39	12.59	4.8%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	37	45	52	33	40	47	17.44	6.7%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	SW	56	57	61	51	51	55	18.74	7.2%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	UW	68	68	68	62	62	62	6.79	2.6%	100%	100%	100%	90%	0%	0%
Mudstone	HW	22	35	73	20	31	65	17.48	6.7%	100%	100%	100%	90%	0%	0%
Mudstone	MW	24	37	83	22	33	74	26.60	10.2%	100%	100%	100%	90%	0%	0%
Mudstone	SW	42	42	42	38	38	38	2.91	1.1%	100%	100%	100%	90%	0%	0%
Sandstone	SW	44	54	60	40	48	54	15.54	6.0%	100%	100%	100%	90%	0%	0%
Siltstone	HW	25	33	37	22	30	33	2.19	0.8%	100%	100%	100%	90%	0%	0%
Siltstone	MW	33	40	42	30	36	38	5.80	2.2%	100%	100%	100%	90%	0%	0%
Siltstone	SW	41	54	59	37	49	53	23.50	9.0%	100%	100%	100%	90%	0%	0%
Siltstone	UW	45	49	52	40	44	47	23.84	9.2%	100%	100%	100%	90%	0%	0%

97

BANRO CONGO		TWANGIZA

Borehole: TDD174	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	26	41	51	22	35	43	1.91	0.7%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	34	52	61	27	42	49	86.95	33.4%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	69	69	69	49	49	49	57.37	22.0%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	HW	82	82	82	74	74	74	0.69	0.3%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	32	41	50	29	37	45	20.43	7.9%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	38	50	70	34	45	63	10.53	4.0%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	HW	42	44	75	38	40	67	8.78	3.4%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	29	34	47	26	31	42	9.32	3.6%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	SW	46	52	98	41	47	88	10.36	4.0%	100%	100%	100%	90%	0%	0%
Mudstone	HW	28	36	47	25	32	42	14.15	5.4%	100%	100%	100%	90%	0%	0%
Siltstone	HW	37	41	45	33	37	41	3.30	1.3%	100%	100%	100%	90%	0%	0%
Siltstone	MW	47	47	49	42	43	44	4.13	1.6%	100%	100%	100%	90%	0%	0%
Siltstone	SW	48	54	62	43	49	56	4.75	1.8%	100%	100%	100%	90%	0%	0%

98

BANRO CONGO		TWANGIZA

Borehole: TDD175	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	HW	36	36	36	33	33	33	1.37	1.1%	100%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	MW	33	34	34	28	29	29	1.76	1.4%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	48	53	64	35	38	46	54.79	43.3%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	HW	27	45	58	24	41	52	2.61	2.1%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	64	64	64	57	57	57	2.73	2.2%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	HW	36	38	41	33	35	37	3.55	2.8%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	41	45	46	37	40	41	7.86	6.2%	100%	100%	100%	90%	0%	0%
Mudstone	HW	33	37	40	29	33	36	14.43	11.4%	100%	100%	100%	90%	0%	0%
Mudstone	MW	27	31	39	25	28	35	7.83	6.2%	100%	100%	100%	90%	0%	0%
Siltstone	UW	55	60	66	50	54	60	9.68	7.7%	100%	100%	100%	90%	0%	0%

99

BANRO CONGO		TWANGIZA

Borehole: TDD176	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	HW	24	32	83	22	29	75	1.37	0.7%	100%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	MW	27	32	41	23	27	35	21.54	11.3%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	30	47	98	24	38	79	49.83	26.1%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	58	64	68	42	46	49	45.32	23.7%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	HW	36	78	83	32	71	74	3.82	2.0%	100%	100%	100%	90%	0%	0%
Mudstone	HW	35	38	82	32	34	74	17.17	9.0%	100%	100%	100%	90%	0%	0%
Mudstone	MW	29	34	56	26	31	50	28.16	14.7%	100%	100%	100%	90%	0%	0%
Siltstone	MW	43	50	53	38	45	48	2.20	1.2%	100%	100%	100%	90%	0%	0%
Siltstone	SW	63	63	63	57	57	57	0.80	0.4%	100%	100%	100%	90%	0%	0%
Siltstone	UW	61	61	63	55	55	56	6.90	3.6%	100%	100%	100%	90%	0%	0%

100

BANRO CONGO		TWANGIZA

Borehole: TDD177	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	30	42	45	25	36	39	22.10	21.8%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	37	44	56	30	36	46	19.45	19.2%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	60	61	62	43	44	45	9.35	9.2%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	28	28	28	25	25	25	11.44	11.3%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	41	42	51	37	38	46	1.87	1.8%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	63	64	100	57	57	90	16.92	16.7%	100%	100%	100%	90%	0%	0%
Mudstone	MW	29	39	45	26	35	40	8.34	8.2%	100%	100%	100%	90%	0%	0%
Mudstone	UW	59	59	59	53	53	53	1.90	1.9%	100%	100%	100%	90%	0%	0%
Sandstone	MW	42	48	50	37	43	45	3.10	3.1%	100%	100%	100%	90%	0%	0%
Siltstone	MW	37	37	37	33	33	33	1.72	1.7%	100%	100%	100%	90%	0%	0%
Siltstone	SW	57	57	57	51	51	51	1.81	1.8%	100%	100%	100%	90%	0%	0%

101

BANRO CONGO		TWANGIZA

Borehole: TDD178	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	HW	35	35	35	32	32	32	0.79	0.3%	100%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	MW	24	41	77	20	35	65	36.61	12.0%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	51	51	51	41	41	41	14.27	4.7%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	52	61	100	37	44	72	69.78	22.9%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	HW	46	46	46	42	42	42	1.84	0.6%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	31	41	57	28	37	51	26.65	8.7%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	55	64	100	49	57	90	35.30	11.6%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	35	40	53	31	36	48	15.28	5.0%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	SW	52	53	54	47	48	48	20.05	6.6%	100%	100%	100%	90%	0%	0%
Mudstone	HW	20	41	73	18	37	65	8.81	2.9%	100%	100%	100%	90%	0%	0%
Mudstone	MW	23	31	43	20	28	38	30.80	10.1%	100%	100%	100%	90%	0%	0%
Sandstone	UW	75	75	75	68	68	68	3.80	1.2%	100%	100%	100%	90%	0%	0%
Siltstone	HW	36	40	45	33	36	41	0.95	0.3%	100%	100%	100%	90%	0%	0%
Siltstone	MW	25	41	68	22	37	61	12.90	4.2%	100%	100%	100%	90%	0%	0%
Siltstone	SW	50	52	53	45	46	47	8.49	2.8%	100%	100%	100%	90%	0%	0%
Siltstone	UW	70	70	70	63	63	63	5.41	1.8%	100%	100%	100%	90%	0%	0%

102

BANRO CONGO		TWANGIZA

Borehole: TDD179	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	29	29	29	25	25	25	4.66	1.8%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	42	50	52	34	40	42	23.30	9.0%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	43	57	69	31	41	49	51.26	19.9%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	32	42	49	29	38	44	17.79	6.9%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	51	57	67	46	52	60	10.90	4.2%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	56	66	73	50	60	66	44.75	17.3%	100%	100%	100%	90%	0%	0%
Mudstone	MW	27	30	85	25	27	77	23.00	8.9%	100%	100%	100%	90%	0%	0%
Siltstone	HW	28	29	32	25	26	29	2.05	0.8%	100%	100%	100%	90%	0%	0%
Siltstone	MW	27	41	46	25	37	41	10.08	3.9%	100%	100%	100%	90%	0%	0%
Siltstone	SW	43	51	58	39	46	52	18.97	7.4%	100%	100%	100%	90%	0%	0%
Siltstone	UW	46	58	71	42	52	63	30.29	11.7%	100%	100%	100%	90%	0%	0%

103

BANRO CONGO		TWANGIZA

Borehole: TDD180	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	HW	29	31	32	26	28	29	1.37	0.8%	100%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	MW	25	37	41	22	31	35	13.43	8.3%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	42	42	42	34	34	34	7.84	4.8%	90%	100%	100%	90%	0%	0%
Feldspar Porphyry	HW	25	42	82	22	38	74	16.81	10.3%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	29	37	58	26	34	52	17.11	10.5%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	HW	34	44	52	30	40	47	4.24	2.6%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	38	44	83	34	40	75	25.58	15.7%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	SW	46	47	50	42	42	45	12.23	7.5%	100%	100%	100%	90%	0%	0%
Mudstone	HW	30	35	49	27	32	44	10.03	6.2%	100%	100%	100%	90%	0%	0%
Mudstone	MW	29	33	48	26	30	43	25.50	15.7%	100%	100%	100%	90%	0%	0%

104

BANRO CONGO		TWANGIZA

Borehole: TDD181	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	MW	24	31	38	21	26	33	5.50	4.9%	95%	100%	100%	90%	0%	0%
Feldspar Porphyry	HW	27	32	37	24	28	33	4.41	3.9%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	29	40	84	26	36	76	15.77	13.9%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	43	44	52	39	40	47	7.80	6.9%	100%	100%	100%	90%	0%	0%
Mudstone	HW	18	34	40	16	30	36	16.60	14.6%	100%	100%	100%	90%	0%	0%
Mudstone	MW	26	34	37	23	31	33	10.25	9.0%	100%	100%	100%	90%	0%	0%
Mudstone	SW	48	48	48	43	43	43	2.43	2.1%	100%	100%	100%	90%	0%	0%

105

BANRO CONGO		TWANGIZA

Borehole: TDD182	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Siltstone	HW	30	41	76	27	37	68	0.24	0.3%	100%	100%	100%	90%	0%	0%
Siltstone	MW	42	42	42	38	38	38	0.20	0.3%	100%	100%	100%	90%	0%	0%

106

BANRO CONGO		TWANGIZA

Borehole: TDD183	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	HW	32	37	41	29	34	36	6.66	1.4%	100%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	MW	20	20	20	17	17	17	0.27	0.1%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	26	43	49	21	35	40	10.84	2.3%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	48	68	100	35	49	72	68.77	14.8%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	HW	32	36	45	29	32	41	3.00	0.6%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	42	42	42	38	38	38	0.50	0.1%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	54	57	100	48	51	90	28.76	6.2%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	62	79	100	56	71	90	124.55	26.8%	100%	100%	100%	90%	0%	0%
Hydrothermal Breccia	UW	67	73	86	60	66	77	7.43	1.6%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	SW	41	53	75	37	47	68	11.23	2.4%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	UW	48	70	100	43	63	90	48.51	10.5%	100%	100%	100%	90%	0%	0%
Mudstone	HW	28	39	43	25	36	39	11.06	2.4%	100%	100%	100%	90%	0%	0%
Siltstone	HW	39	41	46	35	37	41	4.60	1.0%	100%	100%	100%	90%	0%	0%
Siltstone	MW	25	25	25	23	23	23	0.15	0.0%	100%	100%	100%	90%	0%	0%
Siltstone	SW	32	47	67	29	42	60	23.38	5.0%	100%	100%	100%	90%	0%	0%
Siltstone	UW	44	61	78	39	55	70	99.54	21.4%	100%	100%	100%	90%	0%	0%

107

BANRO CONGO		TWANGIZA

Borehole: TDD184	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	HW	35	35	35	32	32	32	0.36	0.1%	100%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	MW	16	36	48	14	31	41	4.30	1.7%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	32	46	50	26	37	41	32.29	13.1%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	47	59	62	34	42	45	19.66	8.0%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	30	37	42	27	33	38	6.37	2.6%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	54	60	100	49	54	90	23.81	9.6%	100%	100%	100%	90%	0%	0%
Mudstone	HW	21	49	76	19	44	68	25.42	10.3%	100%	100%	100%	90%	0%	0%
Mudstone	MW	31	34	40	28	30	36	8.89	3.6%	100%	100%	100%	90%	0%	0%
Siltstone	HW	30	58	75	27	52	67	2.95	1.2%	100%	100%	100%	90%	0%	0%
Siltstone	MW	22	34	43	20	30	38	19.35	7.8%	100%	100%	100%	90%	0%	0%
Siltstone	SW	36	48	55	32	43	50	27.36	11.1%	100%	100%	100%	90%	0%	0%
Siltstone	UW	49	60	70	44	54	63	22.07	8.9%	100%	100%	100%	90%	0%	0%

108

BANRO CONGO		TWANGIZA

Borehole: TDD185	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	HW	18	32	36	16	28	33	3.11	2.5%	100%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	MW	26	36	51	22	31	44	59.01	47.9%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	46	46	46	38	38	38	3.15	2.6%	90%	100%	100%	90%	0%	0%
Feldspar Porphyry	HW	39	55	82	35	50	74	0.50	0.4%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	33	33	33	30	30	30	0.90	0.7%	100%	100%	100%	90%	0%	0%
Mudstone	HW	26	33	37	23	30	33	9.35	7.6%	100%	100%	100%	90%	0%	0%
Mudstone	MW	25	33	43	23	30	38	29.85	24.2%	100%	100%	100%	90%	0%	0%

109

BANRO CONGO		TWANGIZA

Borehole: TDD186	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	SW	41	58	63	34	47	51	6.00	1.7%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	45	60	79	32	43	57	140.37	38.8%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	27	33	42	24	29	37	15.63	4.3%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	42	42	42	38	38	38	3.98	1.1%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	57	77	100	52	69	90	95.66	26.4%	100%	100%	100%	90%	0%	0%
Hydrothermal Breccia	SW	38	38	38	35	35	35	5.80	1.6%	100%	100%	100%	90%	0%	0%
Hydrothermal Breccia	UW	54	59	69	49	53	62	6.61	1.8%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	37	41	44	33	37	39	1.85	0.5%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	SW	37	41	48	34	37	43	2.37	0.7%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	UW	76	79	100	68	71	90	23.82	6.6%	100%	100%	100%	90%	0%	0%
Mudstone	HW	18	25	33	16	22	29	9.15	2.5%	100%	100%	100%	90%	0%	0%
Mudstone	MW	34	34	34	31	31	31	0.55	0.2%	100%	100%	100%	90%	0%	0%
Siltstone	HW	28	30	33	25	27	30	0.59	0.2%	100%	100%	100%	90%	0%	0%
Siltstone	MW	26	26	26	24	24	24	0.27	0.1%	100%	100%	100%	90%	0%	0%
Siltstone	SW	45	50	60	40	45	54	2.24	0.6%	100%	100%	100%	90%	0%	0%
Siltstone	UW	55	70	100	50	63	90	46.05	12.7%	100%	100%	100%	90%	0%	0%

110

BANRO CONGO		TWANGIZA

Borehole: TDD187	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Mudstone	HW	27	31	38	24	28	35	8.28	18.8%	100%	100%	100%	90%	0%	0%
Mudstone	MW	28	28	28	25	25	25	0.10	0.2%	100%	100%	100%	90%	0%	0%
Siltstone	MW	29	29	29	26	26	26	4.95	11.3%	100%	100%	100%	90%	0%	0%

111

BANRO CONGO		TWANGIZA

Borehole: TDD188	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	HW	24	25	26	21	22	23	4.07	1.6%	100%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	44	48	54	36	39	44	26.55	10.5%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	48	56	62	34	41	44	31.31	12.4%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	HW	30	34	34	27	30	31	2.06	0.8%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	28	33	42	26	30	38	9.19	3.6%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	43	46	48	38	41	43	13.03	5.1%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	52	69	100	47	62	90	48.34	19.1%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	MW	31	31	31	28	28	28	3.60	1.4%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	SW	50	50	50	45	45	45	0.56	0.2%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	UW	56	75	81	50	67	73	23.28	9.2%	100%	100%	100%	90%	0%	0%
Mudstone	HW	18	27	35	16	24	32	30.15	11.9%	100%	100%	100%	90%	0%	0%
Mudstone	MW	21	25	26	19	22	23	0.59	0.2%	100%	100%	100%	90%	0%	0%
Siltstone	MW	48	48	48	43	43	43	3.14	1.2%	100%	100%	100%	90%	0%	0%
Siltstone	SW	24	48	53	21	43	48	23.63	9.3%	100%	100%	100%	90%	0%	0%
Siltstone	UW	49	56	69	45	51	62	23.74	9.4%	100%	100%	100%	90%	0%	0%

112

BANRO CONGO		TWANGIZA

Borehole: TDD189	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	HW	36	36	36	32	32	32	2.49	0.9%	100%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	MW	48	51	61	41	43	52	3.98	1.5%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	29	51	68	23	41	55	44.78	16.8%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	59	59	59	43	43	43	1.23	0.5%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	69	69	69	62	62	62	26.58	10.0%	100%	100%	100%	90%	0%	0%
Hydrothermal Breccia	SW	38	38	38	35	35	35	6.08	2.3%	100%	100%	100%	90%	0%	0%
Mudstone	HW	21	39	81	19	35	73	36.52	13.7%	100%	100%	100%	90%	0%	0%
Mudstone	MW	36	42	51	32	38	46	5.36	2.0%	100%	100%	100%	90%	0%	0%
Siltstone	HW	32	35	39	29	31	35	8.54	3.2%	100%	100%	100%	90%	0%	0%
Siltstone	MW	47	60	85	42	54	76	1.52	0.6%	100%	100%	100%	90%	0%	0%
Siltstone	SW	47	56	83	42	51	75	96.32	36.2%	100%	100%	100%	90%	0%	0%
Siltstone	UW	57	74	98	51	66	88	10.06	3.8%	100%	100%	100%	90%	0%	0%

113

BANRO CONGO		TWANGIZA

Borehole: TDD190	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	HW	18	18	18	16	16	16	0.62	0.3%	100%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	MW	24	36	46	20	31	39	25.24	12.2%	95%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	SW	35	50	71	29	40	58	33.76	16.4%	90%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	29	36	56	26	33	50	11.81	5.7%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	40	40	40	36	36	36	0.32	0.2%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	49	62	69	44	56	62	18.58	9.0%	100%	100%	100%	90%	0%	0%
Mudstone	HW	18	35	73	16	32	65	19.14	9.3%	100%	100%	100%	90%	0%	0%
Mudstone	MW	25	32	41	23	29	37	56.35	27.3%	100%	100%	100%	90%	0%	0%
Siltstone	HW	25	25	25	22	22	22	1.25	0.6%	100%	100%	100%	90%	0%	0%
Siltstone	MW	46	46	46	42	42	42	0.82	0.4%	100%	100%	100%	90%	0%	0%
Siltstone	SW	41	50	68	37	45	61	12.29	6.0%	100%	100%	100%	90%	0%	0%
Siltstone	UW	56	56	56	50	50	50	2.84	1.4%	100%	100%	100%	90%	0%	0%

114

BANRO CONGO		TWANGIZA

Borehole: TDD191	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	SW	37	51	62	30	41	50	26.04	12.3%	90%	100%	100%	90%	0%	0%
Carbonaceous Mudstone	UW	44	65	100	32	47	72	90.91	42.9%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	39	52	62	35	47	55	6.36	3.0%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	69	88	100	62	79	90	27.87	13.2%	100%	100%	100%	90%	0%	0%
Mudstone	HW	35	39	43	32	36	39	1.36	0.6%	100%	100%	100%	90%	0%	0%
Siltstone	HW	36	38	39	32	34	35	4.80	2.3%	100%	100%	100%	90%	0%	0%
Siltstone	MW	47	47	47	42	42	42	3.69	1.7%	100%	100%	100%	90%	0%	0%
Siltstone	SW	45	52	59	40	47	53	14.84	7.0%	100%	100%	100%	90%	0%	0%
Siltstone	UW	59	71	100	53	64	90	33.58	15.9%	100%	100%	100%	90%	0%	0%

115

BANRO CONGO		TWANGIZA

Borehole: TDD192	Mine Area: TWANGIZA

		RMR			Open Pit MRMR				%	Mining Adjustments
Lithology	Weathering	Min	Avg	Max	Min	Avg	Max	Downhole	Downhole	Weath.	Ori.	Stress	Blast.	Water	Adj.
Carbonaceous Mudstone	UW	46	61	76	33	44	55	118.26	33.8%	80%	100%	100%	90%	0%	0%
Feldspar Porphyry	MW	23	38	44	21	34	40	13.91	4.0%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	SW	57	64	96	51	58	86	16.27	4.6%	100%	100%	100%	90%	0%	0%
Feldspar Porphyry	UW	52	66	100	47	59	90	57.72	16.5%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	SW	35	57	61	32	51	55	12.85	3.7%	100%	100%	100%	90%	0%	0%
Mafic Feldspar Porphyry	UW	59	70	79	53	63	71	59.14	16.9%	100%	100%	100%	90%	0%	0%
Mudstone	HW	27	44	73	24	40	65	2.80	0.8%	100%	100%	100%	90%	0%	0%
Mudstone	MW	29	30	31	26	27	28	5.80	1.7%	100%	100%	100%	90%	0%	0%
Siltstone	UW	52	65	100	47	59	90	63.21	18.0%	100%	100%	100%	90%	0%	0%

116

BANRO CONGO		TWANGIZA

Borehole: TDD078	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	4.00	Mafic Feldspar Porphyry	MW	16	4	7	12	15	100%	100%	100%	90%	0%	0%	43	39
4.00	5.70	Mafic Feldspar Porphyry	SW	20	4	6	12	16	100%	100%	100%	90%	0%	0%	47	42
5.70	9.80	Mafic Feldspar Porphyry	UW	20	14	25	40	22	100%	100%	100%	90%	0%	0%	81	73
9.80	12.34	Mafic Feldspar Porphyry	MW	16	2	2	0	15	100%	100%	100%	90%	0%	0%	33	29
12.34	17.30	Mafic Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
17.30	19.46	Feldspar Porphyry	SW	20	14	20	31	27	100%	100%	100%	90%	0%	0%	80	72
19.46	22.96	Feldspar Porphyry	MW	16	4	3	5	15	100%	100%	100%	90%	0%	0%	37	33
22.96	26.68	Siltstone	SW	20	4	6	10	15	100%	100%	100%	90%	0%	0%	45	41
26.68	40.14	Siltstone	UW	20	12	12	21	14	100%	100%	100%	90%	0%	0%	56	51
40.14	40.72	Carbonaceous Mudstone	UW	20	14	21	26	12	80%	100%	100%	90%	0%	0%	63	45
40.72	42.08	Feldspar Porphyry	UW	20	15	23	34	12	100%	100%	100%	90%	0%	0%	68	62
42.08	68.03	Siltstone	UW	20	12	10	18	20	100%	100%	100%	90%	0%	0%	60	54
68.03	71.46	Carbonaceous Mudstone	UW	20	12	9	15	21	80%	100%	100%	90%	0%	0%	59	42
71.46	72.78	Siltstone	UW	20	14	22	34	32	100%	100%	100%	90%	0%	0%	87	79
72.78	75.76	Carbonaceous Mudstone	UW	20	10	7	15	22	80%	100%	100%	90%	0%	0%	58	42
75.76	79.99	Siltstone	UW	20	14	23	34	22	100%	100%	100%	90%	0%	0%	78	70
79.99	80.79	Feldspar Porphyry	UW	20	14	21	29	22	100%	100%	100%	90%	0%	0%	74	67

BANRO CONGO		TWANGIZA

Borehole: TDD078	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
80.79	81.32	Siltstone	UW	20	14	25	40	40	100%	100%	100%	90%	0%	0%	100	90
81.32	81.90	Carbonaceous Mudstone	UW	20	12	11	12	19	80%	100%	100%	90%	0%	0%	57	41
81.90	82.48	Siltstone	UW	20	12	20	26	29	100%	100%	100%	90%	0%	0%	78	70
82.48	83.92	Feldspar Porphyry	UW	20	14	21	29	32	100%	100%	100%	90%	0%	0%	84	76
83.92	84.93	Siltstone	UW	20	4	5	12	18	100%	100%	100%	90%	0%	0%	49	44
84.93	86.85	Carbonaceous Mudstone	UW	20	10	7	15	23	80%	100%	100%	90%	0%	0%	59	42
86.85	90.78	Siltstone	UW	20	12	9	18	22	100%	100%	100%	90%	0%	0%	62	55
90.78	92.27	Carbonaceous Mudstone	UW	20	12	5	12	13	80%	100%	100%	90%	0%	0%	48	34
92.27	100.25	Feldspar Porphyry	SW	18	10	9	15	11	100%	100%	100%	90%	0%	0%	46	41
100.25	115.18	Siltstone	UW	20	12	10	15	13	100%	100%	100%	90%	0%	0%	52	47
115.18	115.78	Stone Line	SW	20	12	9	15	11	100%	100%	100%	90%	0%	0%	49	44
115.78	165.51	Siltstone	UW	20	14	12	21	22	100%	100%	100%	90%	0%	0%	65	58
165.51	180.26	Feldspar Porphyry	UW	20	15	25	34	22	100%	100%	100%	90%	0%	0%	79	71
180.26	183.33	Siltstone	UW	20	2	25	36	22	100%	100%	100%	90%	0%	0%	74	66
183.33	185.96	Carbonaceous Mudstone	UW	20	14	21	24	12	80%	100%	100%	90%	0%	0%	62	44
185.96	189.20	Siltstone	UW	20	14	14	21	12	100%	100%	100%	90%	0%	0%	57	51
189.20	201.88	Carbonaceous Mudstone	UW	20	12	11	18	13	80%	100%	100%	90%	0%	0%	54	39

	BANRO CONGO	TWANGIZA

Borehole: TDD078	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
201.88	214.10	Siltstone	UW	20	14	21	31	22	100%	100%	100%	90%	0%	0%	75	67
214.10	216.59	Carbonaceous Mudstone	SW	20	14	23	31	13	90%	100%	100%	90%	0%	0%	67	54
216.59	219.09	Siltstone	UW	20	14	20	31	18	100%	100%	100%	90%	0%	0%	70	63
219.09	220.74	Carbonaceous Mudstone	UW	20	12	20	24	22	80%	100%	100%	90%	0%	0%	70	51
220.74	221.80	Siltstone	UW	20	14	25	40	40	100%	100%	100%	90%	0%	0%	100	90
221.80	224.95	Carbonaceous Mudstone	SW	20	15	9	18	24	90%	100%	100%	90%	0%	0%	65	53
224.95	227.33	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
227.33	228.83	Carbonaceous Mudstone	UW	20	15	25	40	40	80%	100%	100%	90%	0%	0%	100	72
228.83	230.50	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
230.50	241.77	Feldspar Porphyry	UW	20	14	23	34	28	100%	100%	100%	90%	0%	0%	84	75
241.77	245.90	Siltstone	UW	20	12	15	18	24	100%	100%	100%	90%	0%	0%	66	60
245.90	248.52	Carbonaceous Mudstone	UW	20	12	16	18	23	80%	100%	100%	90%	0%	0%	66	48
248.52	254.08	Siltstone	UW	20	12	18	18	21	100%	100%	100%	90%	0%	0%	65	59
254.08	256.31	Carbonaceous Mudstone	UW	20	10	13	15	16	80%	100%	100%	90%	0%	0%	55	40
256.31	259.60	Siltstone	UW	20	10	14	18	22	100%	100%	100%	90%	0%	0%	63	57
259.60	267.57	Feldspar Porphyry	UW	20	14	24	31	27	100%	100%	100%	90%	0%	0%	82	74
267.57	268.50	Mafic Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90

	BANRO CONGO	TWANGIZA

Borehole: TDD078	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
268.50	268.88	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
268.88	271.44	Mafic Feldspar Porphyry	UW	20	14	22	29	27	100%	100%	100%	90%	0%	0%	80	72
271.44	271.95	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
271.95	274.75	Mafic Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
274.75	275.53	Feldspar Porphyry	UW	20	14	21	29	27	100%	100%	100%	90%	0%	0%	79	71
275.53	277.61	Mafic Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
277.61	280.31	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
280.31	284.85	Mafic Feldspar Porphyry	SW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
284.85	286.60	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
286.60	287.36	Mafic Feldspar Porphyry	SW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
287.36	299.84	Feldspar Porphyry	UW	20	14	15	24	28	100%	100%	100%	90%	0%	0%	74	67
299.84	301.15	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
301.15	308.62	Feldspar Porphyry	UW	20	14	14	24	21	100%	100%	100%	90%	0%	0%	67	60
308.62	315.72	Siltstone	UW	20	14	22	26	25	100%	100%	100%	90%	0%	0%	76	68
315.72	318.84	Carbonaceous Mudstone	UW	20	14	24	34	26	80%	100%	100%	90%	0%	0%	81	59
318.84	324.50	Hydrothermal Breccia	UW	20	10	8	15	25	100%	100%	100%	90%	0%	0%	61	55
324.50	325.50	Siltstone	UW	20	6	11	10	18	100%	100%	100%	90%	0%	0%	51	46

	BANRO CONGO	TWANGIZA

Borehole: TDD078	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
325.50	329.32	Carbonaceous Mudstone	UW	20	14	18	24	21	80%	100%	100%	90%	0%	0%	69	49
329.32	335.29	Siltstone	UW	20	14	11	18	15	100%	100%	100%	90%	0%	0%	56	51
335.29	335.84	Carbonaceous Mudstone	UW	20	15	25	40	40	80%	100%	100%	90%	0%	0%	100	72
335.84	337.35	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
337.35	365.92	Feldspar Porphyry	UW	20	14	22	31	26	100%	100%	100%	90%	0%	0%	79	71
365.92	366.90	Siltstone	UW	20	14	21	24	20	100%	100%	100%	90%	0%	0%	70	63
366.90	369.38	Carbonaceous Mudstone	UW	20	8	6	12	25	80%	100%	100%	90%	0%	0%	58	42
369.38	372.24	Siltstone	UW	20	10	7	15	26	100%	100%	100%	90%	0%	0%	62	56
372.24	376.20	Carbonaceous Mudstone	UW	20	8	8	15	25	80%	100%	100%	90%	0%	0%	60	43
376.20	379.02	Siltstone	UW	20	14	9	15	22	100%	100%	100%	90%	0%	0%	61	55
379.02	381.78	Carbonaceous Mudstone	UW	20	12	17	28	19	80%	100%	100%	90%	0%	0%	68	49
381.78	394.11	Siltstone	UW	20	12	14	21	21	100%	100%	100%	90%	0%	0%	65	58
394.11	397.47	Carbonaceous Mudstone	UW	20	10	12	18	21	80%	100%	100%	90%	0%	0%	61	44
397.47	399.45	Siltstone	UW	20	14	25	40	40	100%	100%	100%	90%	0%	0%	100	90
399.45	404.45	Carbonaceous Mudstone	UW	20	14	8	15	23	80%	100%	100%	90%	0%	0%	62	44
404.45	404.84	Siltstone	UW	20	14	20	24	27	100%	100%	100%	90%	0%	0%	76	68
404.84	405.25	Carbonaceous Mudstone	UW	20	15	25	40	40	80%	100%	100%	90%	0%	0%	100	72

	BANRO CONGO	TWANGIZA

Borehole: TDD078	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
405.25	406.00	Siltstone	UW	20	14	21	29	20	100%	100%	100%	90%	0%	0%	72	65
406.00	408.71	Carbonaceous Mudstone	UW	20	12	8	18	21	80%	100%	100%	90%	0%	0%	60	43
408.71	412.33	Siltstone	UW	20	8	9	18	23	100%	100%	100%	90%	0%	0%	61	55
412.33	413.47	Carbonaceous Mudstone	UW	20	6	4	10	24	80%	100%	100%	90%	0%	0%	55	39
413.47	426.80	Siltstone	UW	20	10	8	12	19	100%	100%	100%	90%	0%	0%	54	49

	BANRO CONGO	TWANGIZA

Borehole: TDD079	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	1.32	Undifferentiated Saprolite	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
1.32	2.45	Mudstone	MW	2	0	6	5	17	100%	100%	100%	90%	0%	0%	24	22
2.45	3.20	Siltstone	MW	2	4	10	15	19	100%	100%	100%	90%	0%	0%	36	32
3.20	4.13	Mudstone	MW	2	6	20	24	15	100%	100%	100%	90%	0%	0%	43	38
4.13	12.56	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
12.56	12.84	Quartz vein	SW	20	0	1	0	15	100%	100%	100%	90%	0%	0%	36	33
12.84	15.57	Mudstone	MW	2	2	5	12	15	100%	100%	100%	90%	0%	0%	27	24
15.57	17.00	Mudstone	MW	2	8	5	12	19	100%	100%	100%	90%	0%	0%	34	30
17.00	18.66	Siltstone	MW	5	4	4	7	19	100%	100%	100%	90%	0%	0%	31	28
18.66	19.35	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
19.35	20.67	Carbonaceous Mudstone	MW	1	6	5	10	16	95%	100%	100%	90%	0%	0%	28	24
20.67	42.20	Siltstone	SW	16	6	7	12	19	100%	100%	100%	90%	0%	0%	47	43
42.20	45.50	Mudstone	HW	2	2	2	2	16	100%	100%	100%	90%	0%	0%	21	19
45.50	48.23	Mudstone	SW	1	8	19	26	22	100%	100%	100%	90%	0%	0%	50	45
48.23	51.40	Feldspar Porphyry	SW	2	10	18	24	22	100%	100%	100%	90%	0%	0%	50	45
51.40	52.47	Feldspar Porphyry	SW	10	10	12	15	17	100%	100%	100%	90%	0%	0%	45	41
52.47	53.90	Feldspar Porphyry	SW	2	8	14	18	22	100%	100%	100%	90%	0%	0%	44	40

	BANRO CONGO	TWANGIZA

Borehole: TDD079	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
53.90	132.20	Feldspar Porphyry	SW	16	14	25	31	22	100%	100%	100%	90%	0%	0%	73	66
132.20	137.47	Mudstone	UW	20	15	25	34	32	100%	100%	100%	90%	0%	0%	89	80
137.47	150.59	Siltstone	UW	20	14	14	24	22	100%	100%	100%	90%	0%	0%	68	61
150.59	157.37	Carbonaceous Mudstone	UW	20	14	11	21	18	80%	100%	100%	90%	0%	0%	62	44
157.37	174.12	Siltstone	UW	20	14	16	24	16	100%	100%	100%	90%	0%	0%	63	56
174.12	176.67	Feldspar Porphyry	UW	20	14	21	36	22	100%	100%	100%	90%	0%	0%	78	70
176.67	180.41	Siltstone	UW	20	14	21	34	13	100%	100%	100%	90%	0%	0%	68	61
180.41	183.00	Carbonaceous Mudstone	UW	20	14	20	34	13	80%	100%	100%	90%	0%	0%	67	48
183.00	183.69	Siltstone	UW	20	14	20	29	19	100%	100%	100%	90%	0%	0%	71	64
183.69	198.58	Carbonaceous Mudstone	UW	20	12	13	18	13	80%	100%	100%	90%	0%	0%	55	39
198.58	233.18	Siltstone	UW	20	12	10	18	14	100%	100%	100%	90%	0%	0%	54	49
233.18	240.25	Carbonaceous Mudstone	UW	20	14	19	28	14	80%	100%	100%	90%	0%	0%	65	47
240.25	246.79	Siltstone	UW	20	15	23	36	20	100%	100%	100%	90%	0%	0%	77	70
246.79	249.53	Carbonaceous Mudstone	UW	20	14	16	26	23	80%	100%	100%	90%	0%	0%	71	51
249.53	250.50	Hydrothermal Breccia	UW	20	14	17	24	19	100%	100%	100%	90%	0%	0%	67	60
250.50	265.78	Siltstone	UW	20	14	18	28	16	100%	100%	100%	90%	0%	0%	66	59
265.78	276.63	Feldspar Porphyry	UW	20	14	18	26	22	100%	100%	100%	90%	0%	0%	71	64

	BANRO CONGO	TWANGIZA

Borehole: TDD079	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
276.63	278.70	Mafic Feldspar Porphyry	UW	20	10	15	26	32	100%	100%	100%	90%	0%	0%	78	70
278.70	280.25	Feldspar Porphyry	UW	20	14	22	29	32	100%	100%	100%	90%	0%	0%	85	76
280.25	284.85	Mafic Feldspar Porphyry	UW	20	14	23	31	13	100%	100%	100%	90%	0%	0%	67	61
284.85	285.70	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
285.70	291.72	Mafic Feldspar Porphyry	UW	20	14	20	34	24	100%	100%	100%	90%	0%	0%	78	70
291.72	294.30	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
294.30	296.32	Mafic Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
296.32	301.52	Feldspar Porphyry	UW	20	14	18	28	15	100%	100%	100%	90%	0%	0%	65	58
301.52	305.23	Siltstone	UW	20	14	19	31	15	100%	100%	100%	90%	0%	0%	67	61
305.23	307.47	Carbonaceous Mudstone	UW	20	12	21	24	16	80%	100%	100%	90%	0%	0%	65	47
307.47	315.71	Siltstone	UW	20	14	18	24	13	100%	100%	100%	90%	0%	0%	61	55
315.71	320.64	Carbonaceous Mudstone	UW	20	14	17	26	23	80%	100%	100%	90%	0%	0%	72	52
320.64	327.73	Siltstone	UW	20	10	20	21	22	100%	100%	100%	90%	0%	0%	67	61
327.73	329.75	Carbonaceous Mudstone	SW	18	8	5	7	15	90%	100%	100%	90%	0%	0%	43	35
329.75	334.73	Siltstone	SW	20	6	6	10	15	100%	100%	100%	90%	0%	0%	47	42
334.73	336.43	Carbonaceous Mudstone	SW	18	6	9	12	15	90%	100%	100%	90%	0%	0%	47	38
336.43	341.85	Siltstone	SW	20	12	17	26	20	100%	100%	100%	90%	0%	0%	68	61

	BANRO CONGO	TWANGIZA

Borehole: TDD079	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
341.85	345.35	Carbonaceous Mudstone	UW	20	10	15	21	18	80%	100%	100%	90%	0%	0%	61	44
345.35	346.75	Siltstone	UW	20	12	12	18	19	100%	100%	100%	90%	0%	0%	60	54
346.75	352.20	Carbonaceous Mudstone	UW	20	14	15	21	17	80%	100%	100%	90%	0%	0%	62	44
352.20	358.56	Siltstone	UW	20	14	22	29	19	100%	100%	100%	90%	0%	0%	72	65
358.56	360.10	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
360.10	369.62	Mafic Feldspar Porphyry	SW	20	12	15	24	12	100%	100%	100%	90%	0%	0%	58	52
369.62	379.13	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
379.13	388.30	Siltstone	UW	20	4	13	18	13	100%	100%	100%	90%	0%	0%	51	46
388.30	394.50	Carbonaceous Mudstone	UW	20	14	14	18	12	80%	100%	100%	90%	0%	0%	55	40
394.50	409.88	Carbonaceous Mudstone	UW	20	14	20	28	13	80%	100%	100%	90%	0%	0%	64	46

	BANRO CONGO	TWANGIZA

Borehole: TDD080	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	3.79	Undifferentiated Soil	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
3.79	8.84	Mudstone	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
8.84	89.40	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
89.40	95.62	Feldspar Porphyry	MW	8	2	4	7	19	100%	100%	100%	90%	0%	0%	34	30
95.62	96.23	Mafic Feldspar Porphyry	SW	20	14	20	26	19	100%	100%	100%	90%	0%	0%	69	62
96.23	99.62	Feldspar Porphyry	MW	16	6	8	15	19	100%	100%	100%	90%	0%	0%	49	44
99.62	100.77	Mudstone	HW	2	8	13	12	19	100%	100%	100%	90%	0%	0%	37	33
100.77	104.79	Carbonaceous Mudstone	SW	4	2	4	0	21	90%	100%	100%	90%	0%	0%	28	23
104.79	105.77	Carbonaceous Mudstone	HW	2	0	13	5	22	100%	100%	100%	90%	0%	0%	33	30
105.77	119.41	Carbonaceous Mudstone	SW	10	0	2	0	20	90%	100%	100%	90%	0%	0%	31	26
119.41	121.92	Carbonaceous Mudstone	SW	10	0	3	0	20	90%	100%	100%	90%	0%	0%	32	26
121.92	150.24	Carbonaceous Mudstone	SW	16	8	8	10	20	90%	100%	100%	90%	0%	0%	49	40
150.24	166.54	Feldspar Porphyry	UW	20	14	12	21	22	100%	100%	100%	90%	0%	0%	66	59
166.54	169.20	Mafic Feldspar Porphyry	UW	20	14	8	18	24	100%	100%	100%	90%	0%	0%	64	57
169.20	174.79	Feldspar Porphyry	UW	20	12	9	18	24	100%	100%	100%	90%	0%	0%	63	57
174.79	175.67	Siltstone	UW	20	10	20	21	22	100%	100%	100%	90%	0%	0%	68	61
175.67	179.06	Carbonaceous Mudstone	UW	20	12	7	10	21	80%	100%	100%	90%	0%	0%	55	40

	BANRO CONGO	TWANGIZA

Borehole: TDD080	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
179.06	183.25	Siltstone	UW	20	10	4	10	22	100%	100%	100%	90%	0%	0%	54	49
183.25	190.28	Carbonaceous Mudstone	MW	18	4	9	10	20	95%	100%	100%	90%	0%	0%	50	43
190.28	195.94	Siltstone	SW	20	12	8	15	22	100%	100%	100%	90%	0%	0%	59	53
195.94	198.26	Carbonaceous Mudstone	UW	20	12	7	12	22	80%	100%	100%	90%	0%	0%	57	41
198.26	203.75	Siltstone	UW	20	12	6	10	30	100%	100%	100%	90%	0%	0%	65	58
203.75	206.18	Carbonaceous Mudstone	UW	20	10	10	12	21	80%	100%	100%	90%	0%	0%	57	41
206.18	209.30	Siltstone	UW	20	12	9	15	22	100%	100%	100%	90%	0%	0%	60	54
209.30	214.68	Carbonaceous Mudstone	UW	20	14	9	15	21	80%	100%	100%	90%	0%	0%	60	43
214.68	218.51	Siltstone	UW	20	14	10	18	23	100%	100%	100%	90%	0%	0%	63	57
218.51	219.84	Carbonaceous Mudstone	UW	20	12	5	12	23	80%	100%	100%	90%	0%	0%	57	41
219.84	223.78	Siltstone	UW	20	10	7	12	22	100%	100%	100%	90%	0%	0%	57	51
223.78	225.32	Carbonaceous Mudstone	UW	20	10	5	10	21	80%	100%	100%	90%	0%	0%	54	39
225.32	226.36	Siltstone	UW	20	12	12	21	24	100%	100%	100%	90%	0%	0%	66	60
226.36	231.80	Carbonaceous Mudstone	UW	20	12	10	15	22	80%	100%	100%	90%	0%	0%	61	44
231.80	236.46	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
236.46	242.15	Mafic Feldspar Porphyry	UW	20	14	12	21	22	100%	100%	100%	90%	0%	0%	65	59
242.15	242.58	Feldspar Porphyry	UW	20	8	17	15	17	100%	100%	100%	90%	0%	0%	57	51

	BANRO CONGO	TWANGIZA

Borehole: TDD081	Mine Area: TWANGIZA

From	To	Lithology	Weathering
				RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	9.72	Residual Soil	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
9.72	16.35	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
16.35	24.25	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
24.25	30.78	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
30.78	39.00	Mudstone	MW	1	0	5	5	20	100%	100%	100%	90%	0%	0%	26	23
39.00	67.35	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
67.35	68.12	Carbonaceous Mudstone	HW	1	2	15	18	15	100%	100%	100%	90%	0%	0%	34	30
68.12	70.33	Mudstone	HW	1	4	19	31	26	100%	100%	100%	90%	0%	0%	53	48
70.33	86.81	Feldspar Porphyry	HW	0	0	25	40	40	100%	100%	100%	90%	0%	0%	73	65
86.81	125.07	Carbonaceous Mudstone	MW	6	2	10	15	12	95%	100%	100%	90%	0%	0%	31	27
125.07	145.62	Feldspar Porphyry	SW	16	10	9	15	18	100%	100%	100%	90%	0%	0%	51	46
145.62	146.28	Mafic Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
146.28	156.07	Mafic Feldspar Porphyry	MW	6	6	7	12	19	100%	100%	100%	90%	0%	0%	38	34
156.07	200.25	Mafic Feldspar Porphyry	SW	18	8	7	12	19	100%	100%	100%	90%	0%	0%	50	45
200.25	203.00	Mafic Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
203.00	204.84	Feldspar Porphyry	UW	20	10	8	15	22	100%	100%	100%	90%	0%	0%	58	53
204.84	205.80	Carbonaceous Mudstone	UW	20	12	6	15	27	80%	100%	100%	90%	0%	0%	64	46
205.80	210.10	Carbonaceous Mudstone	UW	8	4	4	7	20	80%	100%	100%	90%	0%	0%	36	26

	BANRO CONGO	TWANGIZA

Borehole: TDD082	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	9.34	Mudstone	MW	1	6	8	15	19	100%	100%	100%	90%	0%	0%	34	31
9.34	9.70	Mudstone	MW	2	6	16	24	19	100%	100%	100%	90%	0%	0%	44	39
9.70	16.95	Siltstone	MW	6	10	5	10	19	100%	100%	100%	90%	0%	0%	37	34
16.95	17.85	Feldspar Porphyry	SW	16	12	4	7	25	100%	100%	100%	90%	0%	0%	52	47
17.85	30.32	Siltstone	SW	16	8	10	18	12	100%	100%	100%	90%	0%	0%	46	41
30.32	30.82	Feldspar Porphyry	MW	12	8	25	40	40	100%	100%	100%	90%	0%	0%	89	80
30.82	32.11	Siltstone	MW	10	6	5	10	22	100%	100%	100%	90%	0%	0%	42	38
32.11	32.56	Feldspar Porphyry	MW	12	12	25	40	40	100%	100%	100%	90%	0%	0%	91	81
32.56	32.78	Siltstone	MW	10	12	25	40	40	100%	100%	100%	90%	0%	0%	89	80
32.78	35.50	Feldspar Porphyry	SW	18	14	7	15	22	100%	100%	100%	90%	0%	0%	58	52
35.50	44.82	Siltstone	SW	12	4	14	18	21	100%	100%	100%	90%	0%	0%	51	46
44.82	57.92	Feldspar Porphyry	SW	12	10	18	26	27	100%	100%	100%	90%	0%	0%	66	60
57.92	104.47	Carbonaceous Mudstone	UW	20	12	13	21	19	80%	100%	100%	90%	0%	0%	62	45
104.47	109.05	Carbonaceous Mudstone	UW	18	12	8	15	19	80%	100%	100%	90%	0%	0%	54	39
109.05	168.40	Carbonaceous Mudstone	UW	20	14	12	18	23	80%	100%	100%	90%	0%	0%	65	47
168.40	176.14	Feldspar Porphyry	UW	20	14	12	24	25	100%	100%	100%	90%	0%	0%	70	63
176.14	181.50	Siltstone	UW	20	12	9	15	20	100%	100%	100%	90%	0%	0%	58	52

	BANRO CONGO	TWANGIZA

Borehole: TDD082	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
181.50	181.79	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
181.79	203.36	Siltstone	UW	20	14	14	18	22	100%	100%	100%	90%	0%	0%	65	59
203.36	203.80	Hydrothermal Breccia	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
203.80	205.32	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
205.32	206.50	Feldspar Porphyry	UW	20	12	21	24	27	100%	100%	100%	90%	0%	0%	76	68
206.50	207.11	Mafic Feldspar Porphyry	UW	20	10	10	15	22	100%	100%	100%	90%	0%	0%	60	54

	BANRO CONGO	TWANGIZA

Borehole: TDD083	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	5.56	Undifferentiated Soil	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
5.56	10.70	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
10.70	15.57	Fault Breccia	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
15.57	16.12	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
16.12	17.75	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
17.75	21.05	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
21.05	30.20	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
30.20	30.70	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
30.70	39.04	Mafic Feldspar Porphyry	MW	4	6	13	18	23	100%	100%	100%	90%	0%	0%	46	41
39.04	42.30	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
42.30	42.47	Carbonaceous Mudstone	MW	4	15	6	7	23	95%	100%	100%	90%	0%	0%	41	35
42.47	45.24	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
45.24	45.70	Siltstone	MW	4	4	15	21	27	100%	100%	100%	90%	0%	0%	51	46
45.70	47.23	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
47.23	48.20	Siltstone	MW	5	12	21	24	15	100%	100%	100%	90%	0%	0%	49	44
48.20	54.90	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
54.90	55.14	Siltstone	MW	4	15	15	21	23	100%	100%	100%	90%	0%	0%	52	47

	BANRO CONGO	TWANGIZA

Borehole: TDD083	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
55.14	58.27	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
58.27	61.06	Siltstone	MW	5	2	2	0	15	100%	100%	100%	90%	0%	0%	22	19
61.06	67.98	Carbonaceous Mudstone	MW	5	4	18	28	15	95%	100%	100%	90%	0%	0%	45	39
67.98	69.73	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
69.73	70.94	Siltstone	MW	4	8	10	15	23	100%	100%	100%	90%	0%	0%	43	39
70.94	72.52	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
72.52	90.78	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
90.78	91.14	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
91.14	94.00	Mafic Feldspar Porphyry	MW	4	10	9	18	27	100%	100%	100%	90%	0%	0%	50	45
94.00	97.70	Mafic Feldspar Porphyry	MW	8	12	12	18	21	100%	100%	100%	90%	0%	0%	50	45
97.70	98.90	Mafic Feldspar Porphyry	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
98.90	103.51	Mafic Feldspar Porphyry	MW	8	10	14	21	26	100%	100%	100%	90%	0%	0%	57	51
103.51	104.15	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
104.15	105.90	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
105.90	108.30	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
108.30	111.00	Carbonaceous Mudstone	MW	5	6	4	7	10	95%	100%	100%	90%	0%	0%	24	20
111.00	115.07	Sandstone	MW	6	8	13	18	24	100%	100%	100%	90%	0%	0%	50	45

	BANRO CONGO	TWANGIZA

Borehole: TDD083	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
115.07	117.36	Carbonaceous Mudstone	MW	6	8	9	12	11	95%	100%	100%	90%	0%	0%	32	27
117.36	117.95	Siltstone	SW	20	8	17	18	14	100%	100%	100%	90%	0%	0%	55	50
117.95	118.57	Feldspar Porphyry	SW	20	0	13	12	14	100%	100%	100%	90%	0%	0%	46	42
118.57	129.45	Carbonaceous Mudstone	SW	18	10	8	15	14	90%	100%	100%	90%	0%	0%	49	39
129.45	134.12	Carbonaceous Mudstone	MW	5	2	3	7	20	95%	100%	100%	90%	0%	0%	31	26
134.12	135.53	Siltstone	MW	6	8	15	18	15	100%	100%	100%	90%	0%	0%	42	38
135.53	137.42	Carbonaceous Mudstone	SW	18	6	3	5	13	90%	100%	100%	90%	0%	0%	38	31
137.42	139.98	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
139.98	161.56	Carbonaceous Mudstone	SW	18	4	7	12	14	90%	100%	100%	90%	0%	0%	43	35
161.56	167.86	Feldspar Porphyry	MW	6	14	16	24	23	100%	100%	100%	90%	0%	0%	56	50
167.86	169.00	Carbonaceous Mudstone	MW	6	6	13	18	24	95%	100%	100%	90%	0%	0%	48	41
169.00	174.62	Carbonaceous Mudstone	SW	18	10	7	12	18	90%	100%	100%	90%	0%	0%	50	41
174.62	175.13	Siltstone	UW	20	15	20	26	26	100%	100%	100%	90%	0%	0%	76	69
175.13	180.80	Carbonaceous Mudstone	UW	20	8	8	15	23	80%	100%	100%	90%	0%	0%	59	42
180.80	188.41	Siltstone	UW	20	10	8	15	21	100%	100%	100%	90%	0%	0%	58	52
188.41	210.78	Carbonaceous Mudstone	UW	20	12	10	18	14	80%	100%	100%	90%	0%	0%	54	39

	BANRO CONGO	TWANGIZA

Borehole: TDD084	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	11.26	Mudstone	MW	3	10	6	10	22	100%	100%	100%	90%	0%	0%	38	34
11.26	16.58	Mafic Feldspar Porphyry	MW	4	6	8	15	22	100%	100%	100%	90%	0%	0%	40	36
16.58	32.63	Mudstone	MW	5	6	6	12	19	100%	100%	100%	90%	0%	0%	36	32
32.63	48.00	Mafic Feldspar Porphyry	MW	8	6	7	12	19	100%	100%	100%	90%	0%	0%	39	35
48.00	55.80	Mafic Feldspar Porphyry	SW	16	12	10	18	24	100%	100%	100%	90%	0%	0%	60	54
55.80	62.10	Mafic Feldspar Porphyry	MW	14	6	10	15	16	100%	100%	100%	90%	0%	0%	46	41
62.10	64.75	Mafic Feldspar Porphyry	SW	16	12	13	21	18	100%	100%	100%	90%	0%	0%	57	52
64.75	65.15	Mafic Feldspar Porphyry	MW	14	15	25	40	40	100%	100%	100%	90%	0%	0%	94	85
65.15	66.93	Mudstone	SW	16	4	10	12	13	100%	100%	100%	90%	0%	0%	42	38
66.93	84.77	Carbonaceous Mudstone	SW	18	6	8	15	14	90%	100%	100%	90%	0%	0%	46	37
84.77	88.15	Feldspar Porphyry	SW	16	4	6	10	22	100%	100%	100%	90%	0%	0%	48	43
88.15	94.06	Carbonaceous Mudstone	SW	18	2	5	10	13	90%	100%	100%	90%	0%	0%	40	32
94.06	95.30	Siltstone	UW	20	0	2	2	14	100%	100%	100%	90%	0%	0%	36	33
95.30	97.20	Carbonaceous Mudstone	UW	20	6	5	12	14	80%	100%	100%	90%	0%	0%	46	33
97.20	98.08	Siltstone	UW	20	0	11	18	15	100%	100%	100%	90%	0%	0%	50	45
98.08	101.58	Carbonaceous Mudstone	UW	20	14	20	26	14	80%	100%	100%	90%	0%	0%	64	46
101.58	102.58	Siltstone	UW	20	4	4	7	13	100%	100%	100%	90%	0%	0%	41	37

	BANRO CONGO	TWANGIZA

Borehole: TDD084	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
102.58	107.87	Carbonaceous Mudstone	SW	20	2	4	7	15	90%	100%	100%	90%	0%	0%	41	33
107.87	115.06	Carbonaceous Mudstone	SW	20	12	12	21	16	90%	100%	100%	90%	0%	0%	58	47
115.06	116.60	Siltstone	SW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
116.60	118.26	Carbonaceous Mudstone	SW	20	10	12	18	13	90%	100%	100%	90%	0%	0%	53	43
118.26	118.87	Siltstone	MW	5	0	1	0	14	100%	100%	100%	90%	0%	0%	20	18
118.87	120.50	Carbonaceous Mudstone	SW	20	8	11	15	14	90%	100%	100%	90%	0%	0%	51	42
120.50	121.67	Siltstone	SW	20	8	11	18	20	100%	100%	100%	90%	0%	0%	59	53
121.67	122.27	Carbonaceous Mudstone	SW	20	8	9	15	16	90%	100%	100%	90%	0%	0%	52	42
122.27	127.00	Mudstone	SW	20	6	12	18	16	100%	100%	100%	90%	0%	0%	55	49
127.00	128.58	Feldspar Porphyry	SW	20	10	7	15	22	100%	100%	100%	90%	0%	0%	58	52
128.58	129.35	Mafic Feldspar Porphyry	MW	20	12	5	15	23	100%	100%	100%	90%	0%	0%	59	53
129.35	146.63	Feldspar Porphyry	MW	8	4	7	12	21	100%	100%	100%	90%	0%	0%	41	37
146.63	154.95	Mafic Feldspar Porphyry	SW	20	12	17	26	25	100%	100%	100%	90%	0%	0%	72	65
154.95	157.05	Mudstone	SW	20	8	12	18	14	100%	100%	100%	90%	0%	0%	53	48
157.05	157.92	Feldspar Porphyry	SW	20	14	12	21	13	100%	100%	100%	90%	0%	0%	57	51
157.92	168.47	Carbonaceous Mudstone	UW	20	14	16	24	15	80%	100%	100%	90%	0%	0%	62	44
168.47	169.10	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90

	BANRO CONGO	TWANGIZA

Borehole: TDD084	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
169.10	180.74	Carbonaceous Mudstone	UW	20	14	17	24	20	80%	100%	100%	90%	0%	0%	68	49
180.74	184.72	Siltstone	UW	20	14	19	31	23	100%	100%	100%	90%	0%	0%	75	68
184.72	192.40	Carbonaceous Mudstone	UW	20	14	18	26	29	80%	100%	100%	90%	0%	0%	78	56
192.40	193.46	Siltstone	UW	20	12	20	24	22	100%	100%	100%	90%	0%	0%	70	63
193.46	201.24	Carbonaceous Mudstone	UW	20	12	21	24	22	80%	100%	100%	90%	0%	0%	71	51
201.24	203.20	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
203.20	218.57	Carbonaceous Mudstone	UW	20	12	10	18	19	80%	100%	100%	90%	0%	0%	59	43
218.57	224.26	Feldspar Porphyry	SW	20	10	8	15	25	100%	100%	100%	90%	0%	0%	62	55
224.26	227.87	Carbonaceous Mudstone	UW	20	10	6	12	22	80%	100%	100%	90%	0%	0%	56	41
227.87	229.32	Siltstone	UW	20	12	20	24	20	100%	100%	100%	90%	0%	0%	68	62
229.32	284.46	Carbonaceous Mudstone	UW	20	14	15	21	23	80%	100%	100%	90%	0%	0%	68	49
284.46	286.61	Siltstone	UW	20	4	6	10	15	100%	100%	100%	90%	0%	0%	45	40
286.61	301.49	Carbonaceous Mudstone	UW	20	14	16	26	20	80%	100%	100%	90%	0%	0%	68	49
301.49	301.95	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
301.95	308.48	Mafic Feldspar Porphyry	UW	20	14	23	36	27	100%	100%	100%	90%	0%	0%	84	75

	BANRO CONGO	TWANGIZA

Borehole: TDD085	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	17.06	Transported Soil	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
17.06	20.58	Mudstone	HW	2	12	22	31	25	100%	100%	100%	90%	0%	0%	60	54
20.58	23.00	Undifferentiated Saprolite	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
23.00	23.10	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
23.10	25.00	Carbonaceous Mudstone	MW	2	12	22	26	22	95%	100%	100%	90%	0%	0%	54	46
25.00	25.57	Siltstone	MW	2	4	4	12	22	100%	100%	100%	90%	0%	0%	34	31
25.57	27.00	Siltstone	MW	4	2	2	2	15	100%	100%	100%	90%	0%	0%	22	20
27.00	30.19	Undifferentiated Saprolite	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
30.19	31.00	Siltstone	HW	2	0	15	18	15	100%	100%	100%	90%	0%	0%	34	31
31.00	38.07	Siltstone	MW	8	4	7	12	19	100%	100%	100%	90%	0%	0%	38	35
38.07	38.94	Feldspar Porphyry	MW	10	0	3	5	19	100%	100%	100%	90%	0%	0%	33	29
38.94	44.36	Siltstone	SW	20	10	6	12	24	100%	100%	100%	90%	0%	0%	58	52
44.36	52.80	Feldspar Porphyry	SW	20	14	10	18	23	100%	100%	100%	90%	0%	0%	64	58
52.80	54.44	Feldspar Porphyry	UW	20	14	20	34	23	100%	100%	100%	90%	0%	0%	77	69
54.44	55.85	Mafic Feldspar Porphyry	UW	20	12	20	24	20	100%	100%	100%	90%	0%	0%	68	61
55.85	61.15	Feldspar Porphyry	UW	20	14	17	26	27	100%	100%	100%	90%	0%	0%	76	68
61.15	64.62	Mafic Feldspar Porphyry	UW	20	14	25	40	40	100%	100%	100%	90%	0%	0%	100	90

	BANRO CONGO	TWANGIZA

Borehole: TDD085	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
64.62	74.63	Feldspar Porphyry	UW	20	14	14	24	22	100%	100%	100%	90%	0%	0%	68	61
74.63	82.85	Mudstone	UW	20	10	8	15	22	100%	100%	100%	90%	0%	0%	59	53
82.85	84.83	Feldspar Porphyry	UW	20	14	9	18	22	100%	100%	100%	90%	0%	0%	62	56
84.83	85.22	Mudstone	UW	20	12	20	24	22	100%	100%	100%	90%	0%	0%	70	63
85.22	87.05	Feldspar Porphyry	UW	20	14	17	24	22	100%	100%	100%	90%	0%	0%	70	63
87.05	94.20	Siltstone	UW	20	12	8	15	22	100%	100%	100%	90%	0%	0%	60	54
94.20	95.15	Siltstone	UW	20	0	2	0	11	100%	100%	100%	90%	0%	0%	32	29
95.15	98.89	Carbonaceous Mudstone	UW	20	14	20	26	14	80%	100%	100%	90%	0%	0%	64	46
98.89	110.09	Siltstone	UW	20	12	14	24	22	100%	100%	100%	90%	0%	0%	67	60
110.09	111.18	Carbonaceous Mudstone	UW	20	2	3	5	22	80%	100%	100%	90%	0%	0%	47	34
111.18	111.98	Carbonaceous Mudstone	SW	10	4	6	15	22	90%	100%	100%	90%	0%	0%	44	36
111.98	118.13	Carbonaceous Mudstone	UW	20	10	8	15	11	80%	100%	100%	90%	0%	0%	47	34
118.13	125.03	Siltstone	UW	20	12	10	18	23	100%	100%	100%	90%	0%	0%	63	56
125.03	126.00	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
126.00	128.22	Siltstone	UW	20	14	8	18	27	100%	100%	100%	90%	0%	0%	67	61
128.22	129.95	Feldspar Porphyry	UW	20	14	20	34	32	100%	100%	100%	90%	0%	0%	86	78
129.95	147.30	Siltstone	UW	20	15	14	21	25	100%	100%	100%	90%	0%	0%	70	63

	BANRO CONGO	TWANGIZA

Borehole: TDD085	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
147.30	150.69	Feldspar Porphyry	UW	20	12	25	40	40	100%	100%	100%	90%	0%	0%	99	89
150.69	152.54	Siltstone	UW	20	14	18	26	25	100%	100%	100%	90%	0%	0%	74	66
152.54	157.00	Feldspar Porphyry	UW	16	15	25	40	40	100%	100%	100%	90%	0%	0%	96	86
157.00	163.10	Siltstone	UW	16	15	25	36	22	100%	100%	100%	90%	0%	0%	76	68
163.10	164.63	Siltstone	UW	20	15	24	34	22	100%	100%	100%	90%	0%	0%	78	71
164.63	165.63	Siltstone	UW	16	15	22	29	22	100%	100%	100%	90%	0%	0%	71	64
165.63	173.57	Carbonaceous Mudstone	UW	20	14	11	21	22	80%	100%	100%	90%	0%	0%	65	47
173.57	176.45	Siltstone	UW	20	14	17	26	22	100%	100%	100%	90%	0%	0%	71	64
176.45	189.05	Carbonaceous Mudstone	UW	20	14	12	21	22	80%	100%	100%	90%	0%	0%	66	47
189.05	189.98	Carbonaceous Mudstone	UW	16	15	25	40	40	80%	100%	100%	90%	0%	0%	96	69
189.98	196.64	Carbonaceous Mudstone	UW	20	15	11	21	22	80%	100%	100%	90%	0%	0%	66	47
196.64	207.91	Siltstone	UW	20	14	13	21	22	100%	100%	100%	90%	0%	0%	66	59
207.91	227.19	Feldspar Porphyry	UW	18	12	12	18	22	100%	100%	100%	90%	0%	0%	61	55
227.19	235.17	Mudstone	UW	20	10	7	12	22	100%	100%	100%	90%	0%	0%	56	51
235.17	240.25	Mudstone	UW	20	14	11	18	23	100%	100%	100%	90%	0%	0%	64	58
240.25	254.65	Feldspar Porphyry	UW	20	14	24	34	22	100%	100%	100%	90%	0%	0%	78	70
254.65	283.88	Mafic Feldspar Porphyry	UW	20	15	25	40	24	100%	100%	100%	90%	0%	0%	84	75

	BANRO CONGO	TWANGIZA

Borehole: TDD085	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
283.88	291.92	Feldspar Porphyry	UW	20	14	13	24	22	100%	100%	100%	90%	0%	0%	68	61
291.92	302.52	Carbonaceous Mudstone	UW	20	14	19	24	22	80%	100%	100%	90%	0%	0%	71	51
302.52	303.12	Carbonaceous Mudstone	UW	20	15	25	40	40	80%	100%	100%	90%	0%	0%	100	72
303.12	309.12	Carbonaceous Mudstone	UW	20	14	25	40	22	80%	100%	100%	90%	0%	0%	82	59
309.12	315.32	Siltstone	UW	20	14	24	31	27	100%	100%	100%	90%	0%	0%	81	73
315.32	320.85	Carbonaceous Mudstone	UW	20	15	21	34	27	80%	100%	100%	90%	0%	0%	82	59
320.85	323.60	Carbonaceous Mudstone	UW	20	14	8	15	25	80%	100%	100%	90%	0%	0%	63	46
323.60	326.09	Carbonaceous Mudstone	UW	20	2	2	0	11	80%	100%	100%	90%	0%	0%	33	24
326.09	332.32	Carbonaceous Mudstone	UW	20	8	6	10	15	80%	100%	100%	90%	0%	0%	47	34
332.32	338.27	Hydrothermal Breccia	UW	20	12	15	21	27	100%	100%	100%	90%	0%	0%	71	64
338.27	340.74	Siltstone	UW	16	12	8	18	22	100%	100%	100%	90%	0%	0%	57	51
340.74	343.33	Carbonaceous Mudstone	UW	20	14	15	24	17	80%	100%	100%	90%	0%	0%	63	45
343.33	345.10	Carbonaceous Mudstone	UW	18	15	25	40	40	80%	100%	100%	90%	0%	0%	98	71
345.10	347.18	Carbonaceous Mudstone	UW	20	14	18	26	22	80%	100%	100%	90%	0%	0%	71	51
347.18	349.53	Siltstone	UW	20	14	16	28	18	100%	100%	100%	90%	0%	0%	67	60
349.53	352.92	Carbonaceous Mudstone	UW	20	14	22	29	22	80%	100%	100%	90%	0%	0%	75	54
352.92	360.32	Siltstone	UW	20	14	17	28	23	100%	100%	100%	90%	0%	0%	72	65

	BANRO CONGO	TWANGIZA

Borehole: TDD085	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
360.32	364.04	Carbonaceous Mudstone	UW	20	14	22	31	19	80%	100%	100%	90%	0%	0%	73	52
364.04	364.85	Hydrothermal Breccia	UW	10	10	21	29	27	100%	100%	100%	90%	0%	0%	67	60
364.85	366.26	Carbonaceous Mudstone	UW	20	15	25	40	40	80%	100%	100%	90%	0%	0%	100	72
366.26	369.38	Siltstone	UW	20	14	19	26	22	100%	100%	100%	90%	0%	0%	72	65
369.38	370.00	Feldspar Porphyry	UW	20	12	13	18	22	100%	100%	100%	90%	0%	0%	64	57
370.00	371.39	Feldspar Porphyry	UW	10	15	25	40	40	100%	100%	100%	90%	0%	0%	90	81
371.39	387.74	Feldspar Porphyry	UW	20	12	14	24	23	100%	100%	100%	90%	0%	0%	68	62
387.74	398.82	Siltstone	UW	20	14	11	18	27	100%	100%	100%	90%	0%	0%	69	62
398.82	405.61	Carbonaceous Mudstone	UW	20	10	7	12	13	80%	100%	100%	90%	0%	0%	48	34
405.61	413.80	Carbonaceous Mudstone	UW	20	2	4	7	13	80%	100%	100%	90%	0%	0%	40	28
413.80	436.73	Carbonaceous Mudstone	UW	20	14	10	18	16	80%	100%	100%	90%	0%	0%	57	41
436.73	439.00	Feldspar Porphyry	UW	20	10	14	21	22	100%	100%	100%	90%	0%	0%	65	58
439.00	440.56	Mafic Feldspar Porphyry	UW	20	14	17	24	22	100%	100%	100%	90%	0%	0%	69	62
440.56	442.77	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
442.77	449.68	Mafic Feldspar Porphyry	UW	20	14	25	40	40	100%	100%	100%	90%	0%	0%	100	90
449.68	452.33	Feldspar Porphyry	UW	20	14	20	31	22	100%	100%	100%	90%	0%	0%	75	67
452.33	466.90	Carbonaceous Mudstone	UW	20	14	11	18	22	80%	100%	100%	90%	0%	0%	64	46

	BANRO CONGO	TWANGIZA

Borehole: TDD086	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	3.30	Undifferentiated Saprolite	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
3.30	25.62	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
25.62	26.37	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
26.37	26.90	Feldspar Porphyry	MW	8	15	25	40	40	100%	100%	100%	90%	0%	0%	88	79
26.90	30.84	Mafic Feldspar Porphyry	MW	8	10	22	38	27	100%	100%	100%	90%	0%	0%	70	63
30.84	31.30	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
31.30	31.69	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
31.69	42.50	Mudstone	MW	8	6	6	10	17	100%	100%	100%	90%	0%	0%	35	32
42.50	50.92	Carbonaceous Mudstone	SW	20	10	7	15	27	90%	100%	100%	90%	0%	0%	63	51
50.92	52.13	Siltstone	SW	20	10	5	12	14	100%	100%	100%	90%	0%	0%	48	43
52.13	54.84	Carbonaceous Mudstone	SW	20	8	4	7	17	90%	100%	100%	90%	0%	0%	46	37
54.84	56.73	Siltstone	UW	20	12	14	15	27	100%	100%	100%	90%	0%	0%	68	61
56.73	69.55	Feldspar Porphyry	UW	20	12	20	29	26	100%	100%	100%	90%	0%	0%	76	68
69.55	70.23	Mudstone	SW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
70.23	71.95	Siltstone	UW	20	14	14	21	23	100%	100%	100%	90%	0%	0%	68	61
71.95	73.85	Carbonaceous Mudstone	UW	20	15	23	34	27	80%	100%	100%	90%	0%	0%	83	60
73.85	74.46	Siltstone	UW	20	10	21	26	27	100%	100%	100%	90%	0%	0%	76	68

	BANRO CONGO	TWANGIZA

Borehole: TDD086	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
74.46	85.88	Carbonaceous Mudstone	UW	20	10	11	18	25	80%	100%	100%	90%	0%	0%	64	46
85.88	86.42	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
86.42	91.50	Carbonaceous Mudstone	UW	20	12	10	18	22	80%	100%	100%	90%	0%	0%	62	45
91.50	93.34	Siltstone	UW	20	12	23	34	27	100%	100%	100%	90%	0%	0%	82	74
93.34	113.50	Carbonaceous Mudstone	UW	20	12	9	15	20	80%	100%	100%	90%	0%	0%	58	42
113.50	114.88	Siltstone	UW	20	8	7	15	25	100%	100%	100%	90%	0%	0%	60	54
114.88	118.70	Carbonaceous Mudstone	UW	20	12	11	24	22	80%	100%	100%	90%	0%	0%	66	47
118.70	119.62	Siltstone	UW	20	14	21	29	11	100%	100%	100%	90%	0%	0%	63	57
119.62	124.41	Carbonaceous Mudstone	UW	20	8	5	10	22	80%	100%	100%	90%	0%	0%	54	39
124.41	126.67	Siltstone	UW	20	10	17	24	22	100%	100%	100%	90%	0%	0%	68	61
126.67	131.60	Carbonaceous Mudstone	UW	20	14	18	21	21	80%	100%	100%	90%	0%	0%	67	48
131.60	132.40	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
132.40	140.19	Feldspar Porphyry	UW	20	10	16	21	22	100%	100%	100%	90%	0%	0%	66	59
140.19	207.00	Carbonaceous Mudstone	UW	20	12	12	18	21	80%	100%	100%	90%	0%	0%	63	45

	BANRO CONGO	TWANGIZA

Borehole: TDD087	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	1.70	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
1.70	3.70	Fault Breccia	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
3.70	5.00	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
5.00	5.86	Fault Breccia	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
5.86	6.00	Mudstone	MW	10	12	25	40	40	100%	100%	100%	90%	0%	0%	89	80
6.00	9.41	Fault Breccia	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
9.41	11.97	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
11.97	12.08	Siltstone	UW	16	0	25	40	40	100%	100%	100%	90%	0%	0%	89	80
12.08	17.00	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
17.00	17.54	Siltstone	UW	20	0	2	5	23	100%	100%	100%	90%	0%	0%	47	42
17.54	18.79	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
18.79	19.85	Mafic Feldspar Porphyry	MW	8	0	11	18	27	100%	100%	100%	90%	0%	0%	50	45
19.85	21.47	Fault Breccia	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
21.47	21.82	Fault Breccia	MW	2	0	3	7	22	100%	100%	100%	90%	0%	0%	29	26
21.82	25.45	Feldspar Porphyry	MW	5	4	10	18	18	100%	100%	100%	90%	0%	0%	39	35
25.45	28.71	Mafic Feldspar Porphyry	SW	6	2	5	10	21	100%	100%	100%	90%	0%	0%	35	31
28.71	29.60	Mafic Feldspar Porphyry	UW	20	8	5	12	19	100%	100%	100%	90%	0%	0%	51	46

	BANRO CONGO	TWANGIZA

Borehole: TDD087	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
29.60	32.20	Mafic Feldspar Porphyry	SW	10	6	6	12	20	100%	100%	100%	90%	0%	0%	42	38
32.20	35.42	Mafic Feldspar Porphyry	MW	8	10	10	18	25	100%	100%	100%	90%	0%	0%	52	47
35.42	44.14	Mafic Feldspar Porphyry	UW	20	4	8	15	17	100%	100%	100%	90%	0%	0%	51	46
44.14	44.40	Mudstone	MW	16	0	6	5	15	100%	100%	100%	90%	0%	0%	37	33
44.40	51.15	Carbonaceous Mudstone	SW	18	4	6	10	13	90%	100%	100%	90%	0%	0%	41	33
51.15	52.00	Siltstone	SW	20	6	12	21	18	100%	100%	100%	90%	0%	0%	58	52
52.00	52.35	Carbonaceous Mudstone	UW	18	0	16	24	24	80%	100%	100%	90%	0%	0%	62	45
52.35	52.53	Mafic Feldspar Porphyry	MW	10	0	6	10	24	100%	100%	100%	90%	0%	0%	43	38
52.53	53.04	Carbonaceous Mudstone	SW	10	0	16	21	24	90%	100%	100%	90%	0%	0%	53	43
53.04	53.37	Feldspar Porphyry	MW	10	0	14	18	24	100%	100%	100%	90%	0%	0%	51	46
53.37	55.63	Carbonaceous Mudstone	SW	10	2	9	12	24	90%	100%	100%	90%	0%	0%	45	36
55.63	56.12	Feldspar Porphyry	HW	1	6	15	21	27	100%	100%	100%	90%	0%	0%	49	44
56.12	56.45	Carbonaceous Mudstone	SW	16	0	7	12	13	90%	100%	100%	90%	0%	0%	39	32
56.45	56.80	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
56.80	58.42	Siltstone	MW	10	8	7	15	22	100%	100%	100%	90%	0%	0%	47	42
58.42	59.85	Carbonaceous Mudstone	SW	16	4	15	18	19	90%	100%	100%	90%	0%	0%	54	43
59.85	60.95	Siltstone	UW	18	14	22	31	19	100%	100%	100%	90%	0%	0%	71	64

	BANRO CONGO	TWANGIZA

Borehole: TDD087	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
60.95	62.30	Carbonaceous Mudstone	SW	18	12	13	21	25	90%	100%	100%	90%	0%	0%	65	53
62.30	64.35	Siltstone	SW	20	10	13	21	22	100%	100%	100%	90%	0%	0%	64	58
64.35	67.49	Sandstone	MW	20	10	15	24	13	100%	100%	100%	90%	0%	0%	58	52
67.49	71.18	Carbonaceous Mudstone	SW	20	10	8	15	16	90%	100%	100%	90%	0%	0%	52	42
71.18	71.73	Sandstone	SW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
71.73	81.30	Carbonaceous Mudstone	UW	20	14	7	12	16	80%	100%	100%	90%	0%	0%	52	38
81.30	83.25	Carbonaceous Mudstone	UW	20	8	7	15	18	80%	100%	100%	90%	0%	0%	53	39
83.25	87.87	Carbonaceous Mudstone	UW	20	4	9	12	15	80%	100%	100%	90%	0%	0%	48	35
87.87	94.79	Carbonaceous Mudstone	UW	20	6	5	10	17	80%	100%	100%	90%	0%	0%	47	34
94.79	95.00	Siltstone	SW	20	0	14	21	27	100%	100%	100%	90%	0%	0%	65	58
95.00	95.63	Carbonaceous Mudstone	UW	20	0	14	15	19	80%	100%	100%	90%	0%	0%	54	39
95.63	96.36	Siltstone	SW	20	0	15	18	19	100%	100%	100%	90%	0%	0%	55	50
96.36	97.35	Carbonaceous Mudstone	SW	18	0	2	2	27	90%	100%	100%	90%	0%	0%	47	38
97.35	99.05	Feldspar Porphyry	SW	10	6	9	12	23	100%	100%	100%	90%	0%	0%	46	42
99.05	99.88	Mafic Feldspar Porphyry	SW	10	8	12	21	22	100%	100%	100%	90%	0%	0%	53	47
99.88	102.38	Feldspar Porphyry	SW	10	6	10	15	20	100%	100%	100%	90%	0%	0%	46	41
102.38	105.31	Feldspar Porphyry	SW	10	12	20	29	22	100%	100%	100%	90%	0%	0%	62	56

	BANRO CONGO	TWANGIZA

Borehole: TDD087	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
105.31	106.08	Carbonaceous Mudstone	SW	10	4	17	24	19	90%	100%	100%	90%	0%	0%	51	42
106.08	110.17	Carbonaceous Mudstone	UW	10	14	19	34	18	80%	100%	100%	90%	0%	0%	62	45
110.17	120.95	Carbonaceous Mudstone	UW	12	10	14	21	16	80%	100%	100%	90%	0%	0%	51	37
120.95	128.52	Siltstone	UW	14	12	12	18	22	100%	100%	100%	90%	0%	0%	57	51
128.52	131.86	Carbonaceous Mudstone	UW	16	4	6	10	14	80%	100%	100%	90%	0%	0%	40	29
131.86	132.20	Siltstone	SW	14	0	11	7	22	100%	100%	100%	90%	0%	0%	45	41
132.20	136.62	Carbonaceous Mudstone	UW	16	6	12	15	21	80%	100%	100%	90%	0%	0%	53	38
136.62	137.82	Siltstone	SW	16	12	17	24	22	100%	100%	100%	90%	0%	0%	65	58
137.82	139.40	Carbonaceous Mudstone	UW	18	10	13	21	22	80%	100%	100%	90%	0%	0%	62	45
139.40	140.93	Siltstone	UW	20	4	11	15	27	100%	100%	100%	90%	0%	0%	62	56
140.93	148.24	Carbonaceous Mudstone	UW	20	12	17	26	26	80%	100%	100%	90%	0%	0%	74	53
148.24	149.15	Carbonaceous Mudstone	UW	20	0	14	15	22	80%	100%	100%	90%	0%	0%	56	41
149.15	153.73	Carbonaceous Mudstone	UW	20	12	20	34	27	80%	100%	100%	90%	0%	0%	80	58
153.73	155.52	Feldspar Porphyry	UW	20	12	18	26	22	100%	100%	100%	90%	0%	0%	70	63
155.52	156.96	Feldspar Porphyry	UW	20	4	17	24	22	100%	100%	100%	90%	0%	0%	64	58
156.96	159.08	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
159.08	161.33	Feldspar Porphyry	UW	20	6	16	21	22	100%	100%	100%	90%	0%	0%	64	57

	BANRO CONGO	TWANGIZA

Borehole: TDD087	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
161.33	168.85	Carbonaceous Mudstone	UW	20	10	14	18	21	80%	100%	100%	90%	0%	0%	62	45
168.85	170.58	Siltstone	UW	20	14	19	29	22	100%	100%	100%	90%	0%	0%	73	66
170.58	214.99	Carbonaceous Mudstone	UW	20	12	15	21	22	80%	100%	100%	90%	0%	0%	66	48

	BANRO CONGO	TWANGIZA

Borehole: TDD088	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	2.90	Undifferentiated Soil	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
2.90	3.29	Mudstone	MW	1	14	20	24	20	100%	100%	100%	90%	0%	0%	50	45
3.29	3.56	Mafic Feldspar Porphyry	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
3.56	5.17	Siltstone	MW	3	2	13	18	24	100%	100%	100%	90%	0%	0%	44	40
5.17	5.32	Siltstone	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
5.32	6.56	Siltstone	MW	3	6	10	15	27	100%	100%	100%	90%	0%	0%	46	41
6.56	8.18	Mafic Feldspar Porphyry	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
8.18	9.50	Mudstone	MW	3	14	16	21	20	100%	100%	100%	90%	0%	0%	49	44
9.50	13.22	Mafic Feldspar Porphyry	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
13.22	14.95	Fault Breccia	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
14.95	19.62	Mafic Feldspar Porphyry	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
19.62	22.00	Feldspar Porphyry	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
22.00	25.46	Fault Breccia	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
25.46	25.78	Mafic Feldspar Porphyry	MW	3	14	18	21	27	100%	100%	100%	90%	0%	0%	57	51
25.78	29.35	Feldspar Porphyry	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
29.35	32.20	Feldspar Porphyry	MW	4	6	16	21	22	100%	100%	100%	90%	0%	0%	48	43
32.20	39.02	Mafic Feldspar Porphyry	MW	5	10	10	18	27	100%	100%	100%	90%	0%	0%	51	46

	BANRO CONGO	TWANGIZA

Borehole: TDD088	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
39.02	40.64	Mudstone	SW	5	6	13	21	23	100%	100%	100%	90%	0%	0%	48	44
40.64	42.46	Siltstone	SW	8	10	13	21	18	100%	100%	100%	90%	0%	0%	48	43
42.46	42.68	Feldspar Porphyry	SW	6	10	17	21	22	100%	100%	100%	90%	0%	0%	52	47
42.68	61.12	Carbonaceous Mudstone	SW	12	10	10	18	22	90%	100%	100%	90%	0%	0%	53	43
61.12	62.71	Feldspar Porphyry	SW	10	6	12	18	22	100%	100%	100%	90%	0%	0%	50	45
62.71	66.80	Carbonaceous Mudstone	SW	12	10	8	15	22	90%	100%	100%	90%	0%	0%	50	41
66.80	68.54	Sandstone	SW	18	12	7	15	26	100%	100%	100%	90%	0%	0%	61	55
68.54	73.83	Carbonaceous Mudstone	SW	16	8	8	15	22	90%	100%	100%	90%	0%	0%	54	43
73.83	74.72	Sandstone	SW	18	8	10	15	27	100%	100%	100%	90%	0%	0%	61	55
74.72	93.66	Carbonaceous Mudstone	SW	10	8	8	12	19	90%	100%	100%	90%	0%	0%	43	34
93.66	99.14	Siltstone	SW	18	10	9	15	19	100%	100%	100%	90%	0%	0%	54	48
99.14	100.22	Mafic Feldspar Porphyry	SW	10	12	19	31	19	100%	100%	100%	90%	0%	0%	60	54
100.22	108.25	Feldspar Porphyry	MW	8	4	6	10	19	100%	100%	100%	90%	0%	0%	37	33
108.25	109.58	Mafic Feldspar Porphyry	MW	8	10	19	21	15	100%	100%	100%	90%	0%	0%	49	44
109.58	114.72	Feldspar Porphyry	SW	8	2	4	7	18	100%	100%	100%	90%	0%	0%	33	30
114.72	119.83	Feldspar Porphyry	UW	20	14	12	24	24	100%	100%	100%	90%	0%	0%	69	62
119.83	125.53	Mafic Feldspar Porphyry	SW	12	8	10	18	20	100%	100%	100%	90%	0%	0%	50	45

	BANRO CONGO	TWANGIZA

Borehole: TDD088	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
125.53	144.23	Carbonaceous Mudstone	UW	20	14	15	24	20	80%	100%	100%	90%	0%	0%	67	48
144.23	146.78	Siltstone	UW	20	14	16	26	17	100%	100%	100%	90%	0%	0%	65	58
146.78	149.03	Carbonaceous Mudstone	UW	20	12	8	15	19	80%	100%	100%	90%	0%	0%	56	40
149.03	152.89	Siltstone	UW	20	14	22	31	25	100%	100%	100%	90%	0%	0%	78	71
152.89	169.21	Carbonaceous Mudstone	UW	20	14	19	28	19	80%	100%	100%	90%	0%	0%	70	51
169.21	169.93	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
169.93	170.21	Hydrothermal Breccia	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
170.21	170.65	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
170.65	170.92	Hydrothermal Breccia	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
170.92	172.30	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
172.30	172.71	Hydrothermal Breccia	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
172.71	173.01	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
173.01	175.65	Carbonaceous Mudstone	UW	20	14	14	24	22	80%	100%	100%	90%	0%	0%	68	49
175.65	177.21	Feldspar Porphyry	UW	20	14	25	40	40	100%	100%	100%	90%	0%	0%	100	90
177.21	180.90	Carbonaceous Mudstone	UW	20	12	15	24	17	80%	100%	100%	90%	0%	0%	63	45
180.90	181.92	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
181.92	189.84	Carbonaceous Mudstone	UW	20	14	21	31	18	80%	100%	100%	90%	0%	0%	71	51

	BANRO CONGO	TWANGIZA

Borehole: TDD088	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
189.84	194.11	Feldspar Porphyry	UW	20	14	23	40	22	100%	100%	100%	90%	0%	0%	80	72
194.11	195.24	Carbonaceous Mudstone	UW	20	15	25	40	40	80%	100%	100%	90%	0%	0%	100	72
195.24	196.00	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
196.00	202.83	Carbonaceous Mudstone	UW	20	15	19	31	20	80%	100%	100%	90%	0%	0%	73	53

	BANRO CONGO	TWANGIZA

Borehole: TDD089	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	4.47	Fault Breccia	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
4.47	5.23	Mafic Feldspar Porphyry	MW	12	14	22	29	27	100%	100%	100%	90%	0%	0%	72	65
5.23	10.88	Fault Breccia	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
10.88	11.86	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
11.86	14.00	Fault Breccia	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
14.00	14.70	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
14.70	15.62	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
15.62	20.05	Fault Breccia	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
20.05	23.00	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
23.00	28.65	Mafic Feldspar Porphyry	MW	12	10	8	15	21	100%	100%	100%	90%	0%	0%	50	45
28.65	29.20	Mudstone	MW	6	10	4	12	20	100%	100%	100%	90%	0%	0%	40	36
29.20	29.95	Siltstone	SW	12	10	19	18	23	100%	100%	100%	90%	0%	0%	59	53
29.95	30.67	Siltstone	MW	12	6	5	12	23	100%	100%	100%	90%	0%	0%	46	42
30.67	32.97	Mudstone	MW	6	4	6	12	19	100%	100%	100%	90%	0%	0%	36	32
32.97	43.77	Carbonaceous Mudstone	SW	14	6	7	12	19	90%	100%	100%	90%	0%	0%	45	37
43.77	44.65	Feldspar Porphyry	SW	14	4	16	21	13	100%	100%	100%	90%	0%	0%	48	43
44.65	47.38	Carbonaceous Mudstone	SW	14	2	4	7	19	90%	100%	100%	90%	0%	0%	40	32

	BANRO CONGO	TWANGIZA

Borehole: TDD089	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
47.38	47.78	Feldspar Porphyry	MW	14	0	8	10	16	100%	100%	100%	90%	0%	0%	39	35
47.78	52.18	Carbonaceous Mudstone	SW	16	0	1	0	18	90%	100%	100%	90%	0%	0%	34	28
52.18	54.08	Carbonaceous Mudstone	SW	18	10	13	21	16	90%	100%	100%	90%	0%	0%	56	45
54.08	55.00	Carbonaceous Mudstone	UW	18	6	8	10	15	80%	100%	100%	90%	0%	0%	45	33
55.00	56.16	Carbonaceous Mudstone	UW	18	6	12	18	15	80%	100%	100%	90%	0%	0%	51	36
56.16	57.26	Siltstone	SW	20	8	10	15	13	100%	100%	100%	90%	0%	0%	50	45
57.26	58.27	Carbonaceous Mudstone	SW	18	2	5	10	20	90%	100%	100%	90%	0%	0%	46	37
58.27	60.75	Carbonaceous Mudstone	SW	12	14	9	18	20	90%	100%	100%	90%	0%	0%	52	42
60.75	61.26	Carbonaceous Mudstone	SW	12	0	1	0	15	90%	100%	100%	90%	0%	0%	28	23
61.26	62.07	Sandstone	SW	20	12	13	18	17	100%	100%	100%	90%	0%	0%	58	53
62.07	62.48	Carbonaceous Mudstone	SW	20	12	8	12	15	90%	100%	100%	90%	0%	0%	52	42
62.48	63.86	Carbonaceous Mudstone	SW	20	0	3	5	15	90%	100%	100%	90%	0%	0%	40	32
63.86	65.28	Carbonaceous Mudstone	SW	20	10	11	15	15	90%	100%	100%	90%	0%	0%	53	43
65.28	68.28	Carbonaceous Mudstone	SW	20	2	3	5	15	90%	100%	100%	90%	0%	0%	40	33
68.28	74.05	Carbonaceous Mudstone	SW	20	12	16	24	15	90%	100%	100%	90%	0%	0%	61	50
74.05	76.28	Carbonaceous Mudstone	SW	20	2	4	7	23	90%	100%	100%	90%	0%	0%	50	40
76.28	80.07	Carbonaceous Mudstone	SW	20	8	7	15	19	90%	100%	100%	90%	0%	0%	54	43

	BANRO CONGO	TWANGIZA

Borehole: TDD089	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
80.07	81.35	Siltstone	SW	20	14	14	24	22	100%	100%	100%	90%	0%	0%	68	61
81.35	81.58	Feldspar Porphyry	SW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
81.58	84.25	Siltstone	SW	20	14	21	36	22	100%	100%	100%	90%	0%	0%	78	70
84.25	92.88	Feldspar Porphyry	UW	20	14	16	28	21	100%	100%	100%	90%	0%	0%	70	63
92.88	95.96	Feldspar Porphyry	UW	12	14	21	34	16	100%	100%	100%	90%	0%	0%	63	56
95.96	110.15	Feldspar Porphyry	UW	20	14	22	34	18	100%	100%	100%	90%	0%	0%	73	65
110.15	113.12	Mafic Feldspar Porphyry	UW	20	14	20	26	22	100%	100%	100%	90%	0%	0%	72	65
113.12	146.79	Carbonaceous Mudstone	UW	20	14	15	24	22	80%	100%	100%	90%	0%	0%	69	49
146.79	148.08	Siltstone	UW	20	14	20	21	22	100%	100%	100%	90%	0%	0%	69	62
148.08	149.08	Carbonaceous Mudstone	UW	20	15	25	40	40	80%	100%	100%	90%	0%	0%	100	72
149.08	150.01	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
150.01	155.32	Carbonaceous Mudstone	UW	20	14	19	24	13	80%	100%	100%	90%	0%	0%	62	44
155.32	155.76	Siltstone	UW	20	14	19	24	22	100%	100%	100%	90%	0%	0%	71	64
155.76	159.47	Carbonaceous Mudstone	UW	20	14	18	28	16	80%	100%	100%	90%	0%	0%	66	48
159.47	163.00	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
163.00	164.06	Carbonaceous Mudstone	UW	20	14	22	31	22	80%	100%	100%	90%	0%	0%	75	54
164.06	164.82	Sandstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90

	BANRO CONGO	TWANGIZA

Borehole: TDD089	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
164.82	171.05	Carbonaceous Mudstone	UW	20	14	24	31	22	80%	100%	100%	90%	0%	0%	76	55
171.05	172.17	Feldspar Porphyry	UW	20	0	11	15	15	100%	100%	100%	90%	0%	0%	48	43
172.17	172.96	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
172.96	181.30	Carbonaceous Mudstone	UW	20	14	20	31	15	80%	100%	100%	90%	0%	0%	68	49
181.30	182.91	Siltstone	UW	20	15	23	34	22	100%	100%	100%	90%	0%	0%	78	70
182.91	196.28	Carbonaceous Mudstone	UW	20	14	13	21	22	80%	100%	100%	90%	0%	0%	66	48

	BANRO CONGO	TWANGIZA

Borehole: TDD090	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	2.14	Undifferentiated Soil	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
2.14	6.00	Undifferentiated Saprolite	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
6.00	7.02	Feldspar Porphyry	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
7.02	7.27	Mudstone	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
7.27	11.10	Feldspar Porphyry	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
11.10	11.80	Feldspar Porphyry	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
11.80	13.11	Feldspar Porphyry	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
13.11	36.90	Mudstone	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
36.90	40.35	Feldspar Porphyry	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
40.35	44.00	Feldspar Porphyry	HW	1	4	6	15	23	100%	100%	100%	90%	0%	0%	37	33
44.00	44.72	Feldspar Porphyry	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
44.72	52.56	Mudstone	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
52.56	57.13	Mudstone	HW	2	8	25	40	40	100%	100%	100%	90%	0%	0%	79	71
57.13	62.22	Mudstone	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
62.22	63.07	Mudstone	HW	2	8	25	40	40	100%	100%	100%	90%	0%	0%	79	71
63.07	68.48	Mudstone	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
68.48	71.82	Mudstone	MW	4	4	4	7	15	100%	100%	100%	90%	0%	0%	27	24

	BANRO CONGO	TWANGIZA

Borehole: TDD090	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
71.82	77.52	Carbonaceous Mudstone	SW	6	4	6	7	23	90%	100%	100%	90%	0%	0%	37	30
77.52	97.34	Sand (alluvial)	MW	6	8	9	15	19	100%	100%	100%	90%	0%	0%	41	37
97.34	101.30	Conglomerate	MW	6	8	9	15	24	100%	100%	100%	90%	0%	0%	46	41
101.30	101.72	Conglomerate	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
101.72	103.29	Conglomerate	MW	6	0	25	40	40	100%	100%	100%	90%	0%	0%	79	71
103.29	114.80	Sandstone	SW	10	10	12	18	22	100%	100%	100%	90%	0%	0%	52	47
114.80	116.85	Sandstone	MW	6	0	9	12	25	100%	100%	100%	90%	0%	0%	41	37
116.85	130.50	Carbonaceous Mudstone	SW	16	4	7	10	19	90%	100%	100%	90%	0%	0%	46	37
130.50	131.54	Sandstone	SW	14	4	25	40	40	100%	100%	100%	90%	0%	0%	89	80
131.54	133.91	Carbonaceous Mudstone	SW	16	6	10	15	18	90%	100%	100%	90%	0%	0%	50	40
133.91	137.37	Sandstone	SW	14	8	7	15	19	100%	100%	100%	90%	0%	0%	48	44
137.37	139.52	Carbonaceous Mudstone	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
139.52	142.72	Carbonaceous Mudstone	UW	20	8	19	18	22	80%	100%	100%	90%	0%	0%	64	46
142.72	144.27	Carbonaceous Mudstone	UW	20	0	14	7	20	80%	100%	100%	90%	0%	0%	51	37
144.27	148.54	Carbonaceous Mudstone	UW	20	4	14	12	21	80%	100%	100%	90%	0%	0%	56	40
148.54	152.22	Carbonaceous Mudstone	UW	20	0	9	5	20	80%	100%	100%	90%	0%	0%	47	34

	BANRO CONGO	TWANGIZA

Borehole: TDD091	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	0.35	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
0.35	1.50	Mudstone	HW	1	0	4	10	15	100%	100%	100%	90%	0%	0%	23	21
1.50	15.14	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
15.14	22.29	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
22.29	23.12	Mafic Feldspar Porphyry	HW	4	10	4	7	15	100%	100%	100%	90%	0%	0%	30	27
23.12	31.03	Mafic Feldspar Porphyry	MW	6	10	10	18	15	100%	100%	100%	90%	0%	0%	40	36
31.03	32.16	Feldspar Porphyry	SW	10	8	5	12	15	100%	100%	100%	90%	0%	0%	38	34
32.16	34.43	Feldspar Porphyry	MW	6	6	5	10	15	100%	100%	100%	90%	0%	0%	32	29
34.43	34.78	Siltstone	MW	4	0	2	2	15	100%	100%	100%	90%	0%	0%	21	19
34.78	53.08	Carbonaceous Mudstone	SW	10	8	8	15	20	90%	100%	100%	90%	0%	0%	45	37
53.08	56.70	Mafic Feldspar Porphyry	MW	6	10	19	26	22	100%	100%	100%	90%	0%	0%	56	50
56.70	57.24	Carbonaceous Mudstone	MW	6	0	7	5	22	95%	100%	100%	90%	0%	0%	34	29
57.24	57.64	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
57.64	64.30	Carbonaceous Mudstone	MW	8	12	8	12	20	95%	100%	100%	90%	0%	0%	44	38
64.30	71.00	Carbonaceous Mudstone	MW	8	4	6	12	18	95%	100%	100%	90%	0%	0%	37	32
71.00	72.16	Siltstone	SW	20	8	11	15	17	100%	100%	100%	90%	0%	0%	53	48
72.16	74.00	Feldspar Porphyry	SW	20	12	14	21	22	100%	100%	100%	90%	0%	0%	66	59

	BANRO CONGO	TWANGIZA

Borehole: TDD091	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
74.00	75.29	Mafic Feldspar Porphyry	SW	20	10	16	21	22	100%	100%	100%	90%	0%	0%	65	59
75.29	78.18	Feldspar Porphyry	SW	20	6	12	18	20	100%	100%	100%	90%	0%	0%	58	52
78.18	79.43	Mafic Feldspar Porphyry	SW	20	14	21	26	22	100%	100%	100%	90%	0%	0%	73	65
79.43	83.24	Mafic Feldspar Porphyry	SW	20	8	18	24	22	100%	100%	100%	90%	0%	0%	67	60
83.24	85.07	Mafic Feldspar Porphyry	UW	20	14	20	34	22	100%	100%	100%	90%	0%	0%	76	69
85.07	88.46	Feldspar Porphyry	UW	20	14	18	31	22	100%	100%	100%	90%	0%	0%	74	66
88.46	90.52	Siltstone	UW	20	14	15	26	22	100%	100%	100%	90%	0%	0%	69	63
90.52	91.08	Feldspar Porphyry	UW	20	14	20	26	22	100%	100%	100%	90%	0%	0%	72	65
91.08	94.74	Siltstone	UW	20	14	13	21	21	100%	100%	100%	90%	0%	0%	65	59
94.74	142.70	Carbonaceous Mudstone	UW	20	12	15	24	21	80%	100%	100%	90%	0%	0%	66	48
142.70	150.20	Carbonaceous Mudstone	UW	20	2	6	10	12	80%	100%	100%	90%	0%	0%	41	30
150.20	156.53	Feldspar Porphyry	UW	20	10	13	18	11	100%	100%	100%	90%	0%	0%	52	46
156.53	160.85	Carbonaceous Mudstone	UW	20	6	6	12	22	80%	100%	100%	90%	0%	0%	54	39
160.85	162.28	Carbonaceous Mudstone	UW	20	14	21	24	22	80%	100%	100%	90%	0%	0%	71	51
162.28	162.52	Hydrothermal Breccia	UW	18	14	18	21	20	100%	100%	100%	90%	0%	0%	65	59
162.52	187.58	Carbonaceous Mudstone	UW	20	14	12	21	22	80%	100%	100%	90%	0%	0%	66	47

	BANRO CONGO	TWANGIZA

Borehole: TDD092	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	1.97	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
1.97	31.70	Mudstone	MW	1	8	9	18	18	100%	100%	100%	90%	0%	0%	37	33
31.70	40.55	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
40.55	44.17	Mafic Feldspar Porphyry	MW	2	14	24	34	22	100%	100%	100%	90%	0%	0%	60	54
44.17	44.57	Mudstone	MW	2	15	25	40	40	100%	100%	100%	90%	0%	0%	82	74
44.57	44.85	Mafic Feldspar Porphyry	MW	2	15	25	40	40	100%	100%	100%	90%	0%	0%	82	74
44.85	45.56	Mafic Feldspar Porphyry	MW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
45.56	54.20	Carbonaceous Mudstone	MW	20	8	8	15	15	95%	100%	100%	90%	0%	0%	51	44
54.20	57.61	Siltstone	SW	20	14	10	21	21	100%	100%	100%	90%	0%	0%	64	57
57.61	59.34	Carbonaceous Mudstone	SW	20	10	5	10	18	90%	100%	100%	90%	0%	0%	50	41
59.34	88.50	Carbonaceous Mudstone	UW	20	14	16	24	20	80%	100%	100%	90%	0%	0%	67	48
88.50	92.34	Siltstone	UW	20	14	19	31	20	100%	100%	100%	90%	0%	0%	72	65
92.34	97.29	Carbonaceous Mudstone	UW	20	15	25	40	20	80%	100%	100%	90%	0%	0%	80	58
97.29	105.88	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
105.88	106.52	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
106.52	108.61	Carbonaceous Mudstone	UW	20	10	14	24	20	80%	100%	100%	90%	0%	0%	65	46
108.61	109.79	Siltstone	UW	20	14	22	31	22	100%	100%	100%	90%	0%	0%	76	68

	BANRO CONGO	TWANGIZA

Borehole: TDD092	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
109.79	110.70	Carbonaceous Mudstone	UW	20	10	13	21	23	80%	100%	100%	90%	0%	0%	65	47
110.70	112.62	Siltstone	UW	20	14	22	29	20	100%	100%	100%	90%	0%	0%	72	65
112.62	139.65	Carbonaceous Mudstone	UW	20	14	19	28	19	80%	100%	100%	90%	0%	0%	69	50
139.65	145.10	Siltstone	UW	20	12	16	24	15	100%	100%	100%	90%	0%	0%	61	55
145.10	181.22	Carbonaceous Mudstone	UW	20	14	20	28	22	80%	100%	100%	90%	0%	0%	73	53
181.22	182.20	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
182.20	185.13	Carbonaceous Mudstone	UW	20	15	25	40	40	80%	100%	100%	90%	0%	0%	100	72
185.13	186.15	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
186.15	201.46	Carbonaceous Mudstone	UW	20	14	13	21	23	80%	100%	100%	90%	0%	0%	67	48

	BANRO CONGO	TWANGIZA

Borehole: TDD093	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	0.92	Undifferentiated Saprolite	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
0.92	6.72	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
6.72	7.35	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
7.35	13.70	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
13.70	16.60	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
16.60	18.00	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
18.00	19.37	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
19.37	22.00	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
22.00	26.30	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
26.30	33.91	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
33.91	36.70	Feldspar Porphyry	HW	1	15	25	40	40	100%	100%	100%	90%	0%	0%	81	73
36.70	40.44	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
40.44	41.43	Feldspar Porphyry	HW	2	12	25	40	40	100%	100%	100%	90%	0%	0%	81	72
41.43	41.82	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
41.82	42.40	Feldspar Porphyry	HW	2	15	25	40	40	100%	100%	100%	90%	0%	0%	82	74
42.40	43.05	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
43.05	46.90	Feldspar Porphyry	MW	6	6	6	12	22	100%	100%	100%	90%	0%	0%	40	36

	BANRO CONGO	TWANGIZA

Borehole: TDD093	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
46.90	47.50	Feldspar Porphyry	MW	4	8	3	5	22	100%	100%	100%	90%	0%	0%	34	31
47.50	51.97	Sandstone	MW	4	6	3	5	22	100%	100%	100%	90%	0%	0%	33	30
51.97	67.12	Carbonaceous Mudstone	MW	6	4	9	12	27	95%	100%	100%	90%	0%	0%	46	39
67.12	84.24	Carbonaceous Mudstone	MW	10	6	10	15	16	95%	100%	100%	90%	0%	0%	41	35
84.24	94.78	Sandstone	SW	10	8	9	15	15	100%	100%	100%	90%	0%	0%	42	37
94.78	95.46	Conglomerate	SW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
95.46	96.71	Conglomerate	MW	10	8	18	18	15	100%	100%	100%	90%	0%	0%	47	43
96.71	97.80	Conglomerate	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
97.80	99.23	Conglomerate	SW	8	6	19	21	15	100%	100%	100%	90%	0%	0%	47	42
99.23	107.05	Carbonaceous Mudstone	SW	16	6	6	10	16	90%	100%	100%	90%	0%	0%	43	35
107.05	115.17	Sandstone	SW	20	8	7	15	17	100%	100%	100%	90%	0%	0%	52	47
115.17	119.40	Sandstone	UW	20	12	16	26	22	100%	100%	100%	90%	0%	0%	69	62
119.40	128.59	Carbonaceous Mudstone	SW	18	2	5	7	16	90%	100%	100%	90%	0%	0%	41	33
128.59	129.57	Conglomerate	SW	18	4	17	15	15	100%	100%	100%	90%	0%	0%	51	46
129.57	134.40	Carbonaceous Mudstone	SW	18	0	2	2	15	90%	100%	100%	90%	0%	0%	36	29
134.40	144.45	Feldspar Porphyry	SW	20	8	8	15	17	100%	100%	100%	90%	0%	0%	53	48
144.45	149.70	Feldspar Porphyry	MW	6	2	6	12	15	100%	100%	100%	90%	0%	0%	32	28

	BANRO CONGO	TWANGIZA

Borehole: TDD093	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
149.70	158.05	Carbonaceous Mudstone	SW	8	0	2	2	22	90%	100%	100%	90%	0%	0%	32	26

	BANRO CONGO	TWANGIZA

Borehole: TDD094	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	5.50	Undifferentiated Soil	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
5.50	31.60	Feldspar Porphyry	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
31.60	32.50	Mudstone	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
32.50	33.60	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
33.60	52.32	Feldspar Porphyry	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
52.32	52.60	Feldspar Porphyry	HW	1	0	25	40	40	100%	100%	100%	90%	0%	0%	74	66
52.60	55.24	Feldspar Porphyry	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
55.24	56.93	Feldspar Porphyry	HW	2	0	25	40	40	100%	100%	100%	90%	0%	0%	75	67
56.93	66.44	Mafic Feldspar Porphyry	MW	3	12	17	26	20	100%	100%	100%	90%	0%	0%	51	46
66.44	87.68	Carbonaceous Mudstone	SW	18	8	8	15	17	90%	100%	100%	90%	0%	0%	50	41
87.68	88.41	Sandstone	SW	18	10	16	21	22	100%	100%	100%	90%	0%	0%	63	57
88.41	102.88	Carbonaceous Mudstone	SW	18	4	6	12	20	90%	100%	100%	90%	0%	0%	49	40
102.88	127.63	Carbonaceous Mudstone	UW	20	4	7	12	12	80%	100%	100%	90%	0%	0%	43	31
127.63	131.26	Feldspar Porphyry	UW	20	10	14	24	14	100%	100%	100%	90%	0%	0%	59	53
131.26	136.48	Carbonaceous Mudstone	UW	20	0	9	12	18	80%	100%	100%	90%	0%	0%	49	35
136.48	137.50	Siltstone	UW	20	12	5	15	22	100%	100%	100%	90%	0%	0%	58	52
137.50	159.23	Carbonaceous Mudstone	UW	20	6	6	12	16	80%	100%	100%	90%	0%	0%	48	34

	BANRO CONGO	TWANGIZA

Borehole: TDD094	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
159.23	171.42	Carbonaceous Mudstone	UW	20	12	15	24	22	80%	100%	100%	90%	0%	0%	68	49
171.42	182.39	Siltstone	UW	20	12	10	15	22	100%	100%	100%	90%	0%	0%	61	54
182.39	195.71	Carbonaceous Mudstone	SW	20	14	11	18	25	90%	100%	100%	90%	0%	0%	66	53
195.71	199.91	Siltstone	UW	20	14	10	18	25	100%	100%	100%	90%	0%	0%	66	59
199.91	202.23	Carbonaceous Mudstone	UW	1	14	16	18	22	80%	100%	100%	90%	0%	0%	47	34
202.23	203.95	Siltstone	UW	20	10	8	18	18	100%	100%	100%	90%	0%	0%	56	50
203.95	204.57	Carbonaceous Mudstone	UW	20	12	18	21	20	80%	100%	100%	90%	0%	0%	66	47
204.57	208.00	Siltstone	UW	20	10	7	15	17	100%	100%	100%	90%	0%	0%	53	47
208.00	213.03	Carbonaceous Mudstone	UW	20	10	9	15	22	80%	100%	100%	90%	0%	0%	58	42
213.03	219.87	Siltstone	UW	20	14	17	26	20	100%	100%	100%	90%	0%	0%	68	61
219.87	221.85	Carbonaceous Mudstone	UW	20	14	22	29	27	80%	100%	100%	90%	0%	0%	80	57
221.85	225.79	Siltstone	UW	20	12	18	24	22	100%	100%	100%	90%	0%	0%	69	62
225.79	228.61	Carbonaceous Mudstone	UW	20	12	15	21	22	80%	100%	100%	90%	0%	0%	66	47
228.61	229.62	Siltstone	UW	20	14	6	15	22	100%	100%	100%	90%	0%	0%	59	53
229.62	239.88	Carbonaceous Mudstone	UW	20	12	10	18	22	80%	100%	100%	90%	0%	0%	62	45

	BANRO CONGO	TWANGIZA

Borehole: TDD095	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	6.00	Transported Soil	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
6.00	11.73	Mudstone	HW	2	10	9	18	22	100%	100%	100%	90%	0%	0%	43	38
11.73	19.72	Mafic Feldspar Porphyry	HW	2	10	9	15	15	100%	100%	100%	90%	0%	0%	34	31
19.72	20.85	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
20.85	34.18	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
34.18	37.42	Mafic Feldspar Porphyry	HW	2	2	5	12	22	100%	100%	100%	90%	0%	0%	34	31
37.42	40.12	Mudstone	HW	1	6	13	21	26	100%	100%	100%	90%	0%	0%	47	42
40.12	40.40	Mafic Feldspar Porphyry	MW	2	8	8	12	22	100%	100%	100%	90%	0%	0%	38	34
40.40	40.92	Siltstone	MW	3	0	8	10	15	100%	100%	100%	90%	0%	0%	27	25
40.92	41.78	Carbonaceous Mudstone	MW	2	0	3	5	19	95%	100%	100%	90%	0%	0%	25	21
41.78	42.63	Carbonaceous Mudstone	MW	3	0	2	2	23	95%	100%	100%	90%	0%	0%	28	24
42.63	44.95	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
44.95	49.65	Mafic Feldspar Porphyry	SW	6	4	6	10	21	100%	100%	100%	90%	0%	0%	37	33
49.65	58.25	Carbonaceous Mudstone	SW	20	4	8	15	19	90%	100%	100%	90%	0%	0%	53	43
58.25	59.09	Sandstone	SW	20	14	18	29	23	100%	100%	100%	90%	0%	0%	74	66
59.09	76.42	Carbonaceous Mudstone	SW	20	8	7	12	22	90%	100%	100%	90%	0%	0%	55	45

	BANRO CONGO	TWANGIZA

Borehole: TDD096	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	0.57	Undifferentiated Soil	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
0.57	1.87	Undifferentiated Saprolite	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
1.87	2.46	Undifferentiated Saprolite	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
2.46	3.00	Undifferentiated Saprolite	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
3.00	15.12	Mudstone	HW	1	6	8	15	16	100%	100%	100%	90%	0%	0%	32	29
15.12	16.58	Siltstone	HW	1	0	2	2	15	100%	100%	100%	90%	0%	0%	19	17
16.58	18.39	Siltstone	HW	1	10	13	15	15	100%	100%	100%	90%	0%	0%	36	32
18.39	20.74	Carbonaceous Mudstone	MW	3	8	5	10	15	95%	100%	100%	90%	0%	0%	30	26
20.74	21.97	Siltstone	MW	10	6	11	12	15	100%	100%	100%	90%	0%	0%	40	36
21.97	23.58	Siltstone	HW	1	8	13	18	15	100%	100%	100%	90%	0%	0%	36	32
23.58	25.93	Siltstone	MW	10	6	5	10	16	100%	100%	100%	90%	0%	0%	37	33
25.93	53.25	Carbonaceous Mudstone	SW	18	8	7	12	16	90%	100%	100%	90%	0%	0%	48	39
53.25	61.48	Feldspar Porphyry	SW	20	10	8	15	18	100%	100%	100%	90%	0%	0%	55	49
61.48	63.18	Mafic Feldspar Porphyry	SW	20	10	17	24	22	100%	100%	100%	90%	0%	0%	68	61
63.18	63.75	Mafic Feldspar Porphyry	MW	6	12	10	18	22	100%	100%	100%	90%	0%	0%	48	43
63.75	81.60	Carbonaceous Mudstone	SW	20	8	8	15	15	90%	100%	100%	90%	0%	0%	51	41
81.60	91.48	Carbonaceous Mudstone	UW	20	10	9	15	17	80%	100%	100%	90%	0%	0%	54	39

	BANRO CONGO	TWANGIZA

Borehole: TDD096	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
91.48	108.18	Carbonaceous Mudstone	UW	20	14	18	28	22	80%	100%	100%	90%	0%	0%	72	52
108.18	114.97	Mafic Feldspar Porphyry	UW	20	12	16	26	22	100%	100%	100%	90%	0%	0%	69	62
114.97	115.76	Feldspar Porphyry	UW	20	14	25	40	40	100%	100%	100%	90%	0%	0%	100	90
115.76	118.73	Carbonaceous Mudstone	UW	20	15	25	40	40	80%	100%	100%	90%	0%	0%	100	72
118.73	119.35	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
119.35	128.65	Carbonaceous Mudstone	UW	20	14	16	28	21	80%	100%	100%	90%	0%	0%	70	50
128.65	132.01	Feldspar Porphyry	UW	20	14	16	26	24	100%	100%	100%	90%	0%	0%	73	65
132.01	158.31	Carbonaceous Mudstone	UW	20	14	16	24	20	80%	100%	100%	90%	0%	0%	67	48
158.31	159.96	Carbonaceous Mudstone	UW	20	6	10	15	22	80%	100%	100%	90%	0%	0%	58	41
159.96	190.87	Carbonaceous Mudstone	UW	20	14	17	26	25	80%	100%	100%	90%	0%	0%	73	53

	BANRO CONGO	TWANGIZA

Borehole: TDD097	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	5.54	Transported Soil	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
5.54	11.84	Mudstone	HW	1	8	6	12	15	100%	100%	100%	90%	0%	0%	30	27
11.84	18.70	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
18.70	21.24	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
21.24	28.20	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
28.20	28.62	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
28.62	35.62	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
35.62	39.44	Mafic Feldspar Porphyry	MW	5	6	13	18	22	100%	100%	100%	90%	0%	0%	45	41
39.44	42.38	Mudstone	MW	4	2	10	12	15	100%	100%	100%	90%	0%	0%	31	28
42.38	43.47	Mudstone	MW	2	10	11	18	22	100%	100%	100%	90%	0%	0%	44	39
43.47	43.97	Mafic Feldspar Porphyry	MW	4	0	15	21	22	100%	100%	100%	90%	0%	0%	44	40
43.97	46.52	Siltstone	MW	4	4	11	12	16	100%	100%	100%	90%	0%	0%	34	30
46.52	48.11	Siltstone	MW	3	0	10	15	18	100%	100%	100%	90%	0%	0%	33	30
48.11	54.95	Mafic Feldspar Porphyry	SW	20	10	19	26	22	100%	100%	100%	90%	0%	0%	70	63
54.95	64.12	Carbonaceous Mudstone	SW	20	8	9	15	18	90%	100%	100%	90%	0%	0%	54	43
64.12	65.11	Sandstone	SW	20	10	19	29	22	100%	100%	100%	90%	0%	0%	71	64
65.11	88.61	Carbonaceous Mudstone	SW	20	10	11	15	16	90%	100%	100%	90%	0%	0%	54	44

	BANRO CONGO	TWANGIZA

Borehole: TDD097	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
88.61	91.03	Sandstone	SW	20	12	13	21	19	100%	100%	100%	90%	0%	0%	62	56
91.03	95.24	Carbonaceous Mudstone	SW	20	12	15	21	22	90%	100%	100%	90%	0%	0%	66	53
95.24	96.20	Sandstone	SW	20	2	4	7	15	100%	100%	100%	90%	0%	0%	42	38
96.20	98.23	Carbonaceous Mudstone	SW	20	0	3	5	15	90%	100%	100%	90%	0%	0%	40	32
98.23	103.93	Carbonaceous Mudstone	SW	20	10	9	15	22	90%	100%	100%	90%	0%	0%	59	48
103.93	109.77	Siltstone	UW	20	14	19	31	22	100%	100%	100%	90%	0%	0%	74	67
109.77	115.96	Siltstone	UW	20	10	13	21	22	100%	100%	100%	90%	0%	0%	64	58
115.96	117.76	Carbonaceous Mudstone	UW	20	6	9	12	22	80%	100%	100%	90%	0%	0%	56	40
117.76	119.05	Siltstone	UW	20	14	13	21	22	100%	100%	100%	90%	0%	0%	66	59
119.05	119.44	Siltstone	UW	20	0	7	10	25	100%	100%	100%	90%	0%	0%	54	48
119.44	120.23	Siltstone	UW	20	14	18	29	22	100%	100%	100%	90%	0%	0%	73	65
120.23	120.88	Feldspar Porphyry	UW	20	14	19	21	22	100%	100%	100%	90%	0%	0%	69	62
120.88	121.16	Hydrothermal Breccia	UW	20	0	18	21	27	100%	100%	100%	90%	0%	0%	67	60
121.16	139.65	Feldspar Porphyry	UW	20	14	18	26	26	100%	100%	100%	90%	0%	0%	75	68
139.65	145.25	Mafic Feldspar Porphyry	UW	20	12	18	26	27	100%	100%	100%	90%	0%	0%	75	68
145.25	146.50	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
146.50	166.94	Carbonaceous Mudstone	UW	20	14	14	24	22	80%	100%	100%	90%	0%	0%	68	49

	BANRO CONGO	TWANGIZA

Borehole: TDD097	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
166.94	181.75	Siltstone	UW	20	14	13	24	21	100%	100%	100%	90%	0%	0%	67	60
181.75	185.66	Carbonaceous Mudstone	UW	20	14	20	26	20	80%	100%	100%	90%	0%	0%	70	50
185.66	187.61	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
187.61	206.24	Carbonaceous Mudstone	UW	20	14	14	24	22	80%	100%	100%	90%	0%	0%	68	49
206.24	209.98	Mafic Feldspar Porphyry	UW	20	14	20	31	22	100%	100%	100%	90%	0%	0%	75	67
209.98	239.29	Carbonaceous Mudstone	UW	20	14	15	24	22	80%	100%	100%	90%	0%	0%	69	50
239.29	241.92	Siltstone	UW	20	14	24	36	20	100%	100%	100%	90%	0%	0%	78	70
241.92	244.98	Carbonaceous Mudstone	UW	20	15	21	31	21	80%	100%	100%	90%	0%	0%	75	54

	BANRO CONGO	TWANGIZA

Borehole: TDD098	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	3.27	Undifferentiated Soil	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
3.27	12.20	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
12.20	24.50	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
24.50	24.85	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
24.85	26.00	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
26.00	26.20	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
26.20	27.12	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
27.12	27.54	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
27.54	30.00	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
30.00	30.80	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
30.80	34.48	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
34.48	35.24	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
35.24	36.00	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
36.00	42.97	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
42.97	44.65	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
44.65	45.07	Feldspar Porphyry	MW	10	0	14	15	19	100%	100%	100%	90%	0%	0%	43	39
45.07	51.03	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0

	BANRO CONGO	TWANGIZA

Borehole: TDD098	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
51.03	54.43	Feldspar Porphyry	HW	4	8	19	29	14	100%	100%	100%	90%	0%	0%	46	42
54.43	61.98	Mudstone	HW	4	2	17	26	16	100%	100%	100%	90%	0%	0%	43	38
61.98	62.95	Siltstone	MW	10	14	11	18	19	100%	100%	100%	90%	0%	0%	50	45
62.95	71.93	Mudstone	HW	4	4	21	31	20	100%	100%	100%	90%	0%	0%	52	47
71.93	86.32	Feldspar Porphyry	HW	1	14	17	26	19	100%	100%	100%	90%	0%	0%	48	43
86.32	86.73	Feldspar Porphyry	HW	1	0	9	7	24	100%	100%	100%	90%	0%	0%	33	30
86.73	87.67	Feldspar Porphyry	HW	1	12	12	21	24	100%	100%	100%	90%	0%	0%	47	42
87.67	97.47	Mafic Feldspar Porphyry	MW	6	14	13	21	18	100%	100%	100%	90%	0%	0%	48	43
97.47	99.04	Mudstone	HW	1	12	25	40	40	100%	100%	100%	90%	0%	0%	80	72
99.04	99.48	Mudstone	MW	6	4	7	10	21	100%	100%	100%	90%	0%	0%	38	34
99.48	99.81	Carbonaceous Mudstone	SW	8	0	3	7	22	90%	100%	100%	90%	0%	0%	35	29
99.81	99.89	Mudstone	HW	1	0	25	40	40	100%	100%	100%	90%	0%	0%	74	66
99.89	101.60	Sandstone	HW	8	6	4	7	20	100%	100%	100%	90%	0%	0%	37	33
101.60	110.17	Carbonaceous Mudstone	MW	2	4	4	7	19	95%	100%	100%	90%	0%	0%	28	24
110.17	112.80	Carbonaceous Mudstone	MW	10	12	9	18	16	95%	100%	100%	90%	0%	0%	45	39
112.80	122.40	Carbonaceous Mudstone	MW	10	4	5	10	20	95%	100%	100%	90%	0%	0%	39	34
122.40	123.29	Carbonaceous Mudstone	MW	10	12	20	24	23	95%	100%	100%	90%	0%	0%	61	52

	BANRO CONGO	TWANGIZA

Borehole: TDD098	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
123.29	140.63	Carbonaceous Mudstone	MW	10	4	5	10	14	95%	100%	100%	90%	0%	0%	34	29
140.63	141.00	Carbonaceous Mudstone	MW	10	15	25	40	40	95%	100%	100%	90%	0%	0%	90	77
141.00	142.07	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
142.07	147.86	Mafic Feldspar Porphyry	MW	10	10	16	24	15	100%	100%	100%	90%	0%	0%	50	45
147.86	150.00	Mudstone	SW	10	10	14	21	21	100%	100%	100%	90%	0%	0%	53	48
150.00	196.10	Carbonaceous Mudstone	UW	16	10	8	15	11	80%	100%	100%	90%	0%	0%	44	32
196.10	203.10	Mafic Feldspar Porphyry	MW	8	10	7	12	20	100%	100%	100%	90%	0%	0%	42	38
203.10	203.23	Mudstone	MW	8	0	25	40	40	100%	100%	100%	90%	0%	0%	81	72
203.23	204.47	Mafic Feldspar Porphyry	MW	8	8	15	18	27	100%	100%	100%	90%	0%	0%	56	50
204.47	206.16	Mafic Feldspar Porphyry	MW	10	14	25	40	40	100%	100%	100%	90%	0%	0%	90	81
206.16	207.55	Mafic Feldspar Porphyry	UW	18	14	21	29	19	100%	100%	100%	90%	0%	0%	69	62
207.55	210.48	Mafic Feldspar Porphyry	MW	16	14	17	31	22	100%	100%	100%	90%	0%	0%	69	62
210.48	218.46	Carbonaceous Mudstone	UW	20	8	6	10	17	80%	100%	100%	90%	0%	0%	49	35
218.46	224.48	Carbonaceous Mudstone	UW	20	14	15	28	22	80%	100%	100%	90%	0%	0%	70	51
224.48	226.87	Mafic Feldspar Porphyry	UW	20	14	15	26	13	100%	100%	100%	90%	0%	0%	60	54
226.87	230.10	Carbonaceous Mudstone	UW	20	14	22	36	27	80%	100%	100%	90%	0%	0%	83	60

	BANRO CONGO	TWANGIZA

Borehole: TDD099	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	3.06	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
3.06	4.39	Mudstone	HW	1	8	6	15	15	100%	100%	100%	90%	0%	0%	31	28
4.39	4.92	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
4.92	6.60	Carbonaceous Mudstone	HW	1	10	23	29	19	100%	100%	100%	90%	0%	0%	51	46
6.60	8.10	Mudstone	HW	1	4	4	7	19	100%	100%	100%	90%	0%	0%	28	25
8.10	8.52	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
8.52	10.10	Mudstone	HW	1	6	6	15	15	100%	100%	100%	90%	0%	0%	30	27
10.10	14.60	Carbonaceous Mudstone	HW	2	6	6	12	19	100%	100%	100%	90%	0%	0%	33	30
14.60	20.10	Carbonaceous Mudstone	SW	6	4	7	15	23	90%	100%	100%	90%	0%	0%	42	34
20.10	22.30	Mudstone	HW	5	2	14	18	25	100%	100%	100%	90%	0%	0%	47	42
22.30	34.46	Carbonaceous Mudstone	MW	5	4	7	15	20	95%	100%	100%	90%	0%	0%	39	33
34.46	35.20	Siltstone	SW	6	0	7	10	20	100%	100%	100%	90%	0%	0%	35	31
35.20	39.13	Carbonaceous Mudstone	MW	6	4	8	15	22	95%	100%	100%	90%	0%	0%	41	35
39.13	39.96	Siltstone	SW	8	4	17	26	23	100%	100%	100%	90%	0%	0%	54	49
39.96	46.70	Carbonaceous Mudstone	MW	6	2	9	15	19	95%	100%	100%	90%	0%	0%	37	32
46.70	47.00	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
47.00	48.37	Mudstone	MW	6	10	16	21	22	100%	100%	100%	90%	0%	0%	52	46

	BANRO CONGO	TWANGIZA

Borehole: TDD099	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
48.37	55.78	Feldspar Porphyry	HW	5	8	10	18	26	100%	100%	100%	90%	0%	0%	49	44
55.78	59.60	Carbonaceous Mudstone	MW	5	2	6	12	17	95%	100%	100%	90%	0%	0%	32	28
59.60	63.52	Feldspar Porphyry	HW	0	8	10	18	22	100%	100%	100%	90%	0%	0%	40	36
63.52	69.00	Carbonaceous Mudstone	MW	6	2	7	15	18	95%	100%	100%	90%	0%	0%	36	31
69.00	71.02	Siltstone	MW	16	4	6	12	24	100%	100%	100%	90%	0%	0%	51	46
71.02	73.28	Carbonaceous Mudstone	SW	12	4	6	10	23	90%	100%	100%	90%	0%	0%	45	37
73.28	90.00	Mudstone	HW	5	4	7	12	22	100%	100%	100%	90%	0%	0%	39	35
90.00	91.06	Carbonaceous Mudstone	MW	5	6	4	7	19	95%	100%	100%	90%	0%	0%	32	28
91.06	97.12	Carbonaceous Mudstone	HW	5	0	5	10	22	100%	100%	100%	90%	0%	0%	35	31
97.12	99.57	Carbonaceous Mudstone	SW	6	6	6	12	19	90%	100%	100%	90%	0%	0%	37	30
99.57	100.60	Mudstone	MW	6	10	18	26	23	100%	100%	100%	90%	0%	0%	56	50
100.60	111.28	Mafic Feldspar Porphyry	MW	5	10	13	21	19	100%	100%	100%	90%	0%	0%	46	41
111.28	117.78	Carbonaceous Mudstone	SW	14	4	7	12	19	90%	100%	100%	90%	0%	0%	45	36
117.78	121.03	Mudstone	MW	5	0	8	18	19	100%	100%	100%	90%	0%	0%	37	33
121.03	129.84	Carbonaceous Mudstone	SW	10	2	6	10	23	90%	100%	100%	90%	0%	0%	42	34
129.84	130.58	Siltstone	SW	10	12	21	29	23	100%	100%	100%	90%	0%	0%	63	57
130.58	131.40	Carbonaceous Mudstone	SW	10	0	3	7	22	90%	100%	100%	90%	0%	0%	38	30

	BANRO CONGO	TWANGIZA

Borehole: TDD100	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	4.70	Undifferentiated Soil	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
4.73	5.87	Mafic Feldspar Porphyry	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
5.87	8.12	Mafic Feldspar Porphyry	HW	3	6	14	24	24	100%	100%	100%	90%	0%	0%	49	44
8.12	10.68	Mafic Feldspar Porphyry	MW	5	6	11	18	19	100%	100%	100%	90%	0%	0%	42	37
10.68	11.93	Mafic Feldspar Porphyry	SW	6	10	19	21	24	100%	100%	100%	90%	0%	0%	56	50
11.93	12.20	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
12.20	14.53	Mudstone	HW	4	4	11	15	18	100%	100%	100%	90%	0%	0%	37	33
14.53	14.74	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
14.74	15.86	Mudstone	MW	4	6	17	24	15	100%	100%	100%	90%	0%	0%	43	39
15.86	17.35	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
17.35	17.68	Mudstone	HW	1	6	13	15	19	100%	100%	100%	90%	0%	0%	37	33
17.68	18.05	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
18.05	18.90	Mudstone	HW	1	10	12	21	26	100%	100%	100%	90%	0%	0%	49	44
18.90	20.27	Siltstone	MW	3	12	23	34	19	100%	100%	100%	90%	0%	0%	56	51
20.27	31.13	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
31.13	33.72	Mudstone	MW	2	4	6	10	17	100%	100%	100%	90%	0%	0%	28	26
33.72	38.18	Mudstone	HW	0	4	6	12	22	100%	100%	100%	90%	0%	0%	32	29

	BANRO CONGO	TWANGIZA

Borehole: TDD100	Mine Area: TWANGIZA

From	To	Lithology	Weathering	RMR Ratings					Mining Adjustments						Open Pit
				IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
38.18	49.27	Mudstone	HW	5	10	9	15	15	100%	100%	100%	90%	0%	0%	38	34
49.27	51.30	Mudstone	HW	1	6	17	21	19	100%	100%	100%	90%	0%	0%	42	37
51.30	54.53	Mudstone	HW	5	6	7	12	22	100%	100%	100%	90%	0%	0%	40	36
54.53	54.74	Feldspar Porphyry	HW	5	0	2	5	15	100%	100%	100%	90%	0%	0%	24	21
54.74	57.86	Mudstone	HW	5	6	18	24	11	100%	100%	100%	90%	0%	0%	40	36
57.86	59.83	Mafic Feldspar Porphyry	MW	8	14	19	29	22	100%	100%	100%	90%	0%	0%	61	55
59.83	60.88	Feldspar Porphyry	MW	8	8	19	31	19	100%	100%	100%	90%	0%	0%	56	50
60.88	68.86	Feldspar Porphyry	SW	8	6	12	18	23	100%	100%	100%	90%	0%	0%	49	44
68.86	74.52	Mafic Feldspar Porphyry	MW	8	6	16	26	15	100%	100%	100%	90%	0%	0%	48	43
74.52	78.33	Mafic Feldspar Porphyry	SW	16	10	19	26	19	100%	100%	100%	90%	0%	0%	62	56
78.33	80.93	Mafic Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
80.93	84.09	Mafic Feldspar Porphyry	SW	18	15	25	40	40	100%	100%	100%	90%	0%	0%	98	88
84.09	87.60	Mafic Feldspar Porphyry	UW	20	12	20	29	13	100%	100%	100%	90%	0%	0%	64	57
87.60	91.80	Mafic Feldspar Porphyry	MW	16	10	14	21	27	100%	100%	100%	90%	0%	0%	66	59
91.80	93.70	Feldspar Porphyry	SW	18	10	19	29	27	100%	100%	100%	90%	0%	0%	74	67
93.70	100.48	Carbonaceous Mudstone	UW	20	4	9	12	13	80%	100%	100%	90%	0%	0%	46	33
100.48	101.53	Siltstone	UW	20	14	22	31	19	100%	100%	100%	90%	0%	0%	72	65

	BANRO CONGO	TWANGIZA

Borehole: TDD100	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
101.53	103.31	Sandstone	UW	20	12	19	29	19	100%	100%	100%	90%	0%	0%	69	62
103.31	109.30	Carbonaceous Mudstone	UW	20	6	7	12	13	80%	100%	100%	90%	0%	0%	46	33
109.30	113.78	Mudstone	SW	8	6	11	15	12	100%	100%	100%	90%	0%	0%	36	33
113.78	118.60	Siltstone	UW	20	6	5	10	14	100%	100%	100%	90%	0%	0%	44	40
118.60	137.07	Carbonaceous Mudstone	UW	18	4	5	10	14	80%	100%	100%	90%	0%	0%	42	30
137.07	142.99	Mafic Feldspar Porphyry	MW	18	6	13	18	22	100%	100%	100%	90%	0%	0%	58	53
142.99	143.83	Mudstone	MW	18	6	5	10	21	100%	100%	100%	90%	0%	0%	50	45
143.83	144.31	Mafic Feldspar Porphyry	MW	18	14	25	40	40	100%	100%	100%	90%	0%	0%	98	88
144.31	152.00	Carbonaceous Mudstone	UW	20	6	8	12	20	80%	100%	100%	90%	0%	0%	53	38
152.00	163.87	Carbonaceous Mudstone	UW	20	14	10	15	13	80%	100%	100%	90%	0%	0%	53	38
163.87	164.54	Siltstone	UW	20	14	19	24	20	100%	100%	100%	90%	0%	0%	68	62
164.54	174.28	Carbonaceous Mudstone	UW	20	14	16	24	20	80%	100%	100%	90%	0%	0%	67	48
174.28	175.06	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
175.06	197.59	Carbonaceous Mudstone	UW	20	14	23	34	16	80%	100%	100%	90%	0%	0%	71	51
197.59	202.98	Siltstone	UW	20	14	18	28	22	100%	100%	100%	90%	0%	0%	72	65
202.98	210.16	Mafic Feldspar Porphyry	UW	20	10	16	21	17	100%	100%	100%	90%	0%	0%	61	55
210.16	210.68	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90

	BANRO CONGO	TWANGIZA

Borehole: TDD100	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
210.68	212.17	Siltstone	UW	20	12	18	24	22	100%	100%	100%	90%	0%	0%	69	62
212.17	219.03	Carbonaceous Mudstone	UW	20	14	24	40	22	80%	100%	100%	90%	0%	0%	81	58
219.03	223.02	Siltstone	UW	20	12	15	21	19	100%	100%	100%	90%	0%	0%	63	57
223.02	226.41	Mafic Feldspar Porphyry	UW	20	14	18	31	22	100%	100%	100%	90%	0%	0%	74	66
226.41	233.08	Carbonaceous Mudstone	UW	20	14	17	26	23	80%	100%	100%	90%	0%	0%	72	52

	BANRO CONGO	TWANGIZA

Borehole: TDD101	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	7.24	Undifferentiated Soil	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
7.24	13.48	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
13.48	13.83	Mafic Feldspar Porphyry	HW	1	0	14	15	19	100%	100%	100%	90%	0%	0%	34	31
13.83	14.91	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
14.91	19.56	Mafic Feldspar Porphyry	HW	1	10	9	18	23	100%	100%	100%	90%	0%	0%	43	39
19.56	19.73	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
19.73	21.05	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
21.05	21.20	Mafic Feldspar Porphyry	HW	1	10	25	40	40	100%	100%	100%	90%	0%	0%	79	71
21.20	21.49	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
21.49	23.29	Mudstone	MW	4	12	20	34	22	100%	100%	100%	90%	0%	0%	59	53
23.29	26.10	Siltstone	MW	4	8	9	18	24	100%	100%	100%	90%	0%	0%	46	41
26.10	26.52	Siltstone	MW	10	0	0	0	19	100%	100%	100%	90%	0%	0%	29	26
26.52	29.10	Carbonaceous Mudstone	SW	6	8	11	15	11	90%	100%	100%	90%	0%	0%	34	27
29.10	29.86	Mudstone	MW	2	8	18	21	23	100%	100%	100%	90%	0%	0%	49	44
29.86	30.90	Carbonaceous Mudstone	SW	8	12	14	18	12	90%	100%	100%	90%	0%	0%	42	34
30.90	31.53	Mudstone	SW	5	10	16	21	14	100%	100%	100%	90%	0%	0%	42	38
31.53	43.23	Carbonaceous Mudstone	SW	5	4	7	12	11	90%	100%	100%	90%	0%	0%	28	22

	BANRO CONGO	TWANGIZA

Borehole: TDD101	Mine Area: TWANGIZA

RMR Ratings	Mining Adjustments	Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
43.23	49.42	Carbonaceous Mudstone	SW	6	8	8	15	15	90%	100%	100	l	90%	0%	0%	37	30
49.42	50.06	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
50.06	52.67	Mafic Feldspar Porphyry	MW	6	14	25	40	40	100%	100%	100%	90%	0%	0%	86	77
52.67	53.89	Mafic Feldspar Porphyry	MW	5	14	19	31	27	100%	100%	100%	90%	0%	0%	64	58
53.89	54.48	Mudstone	MW	5	8	16	21	15	100%	100%	100%	90%	0%	0%	42	38
54.48	58.61	Carbonaceous Mudstone	MW	5	4	8	15	21	95%	100%	100%	90%	0%	0%	39	34
58.61	62.32	Carbonaceous Mudstone	SW	6	10	7	15	21	90%	100%	100%	90%	0%	0%	43	35
62.32	65.50	Carbonaceous Mudstone	SW	8	10	7	15	20	90%	100%	100%	90%	0%	0%	44	35
65.50	68.90	Carbonaceous Mudstone	SW	8	6	6	12	12	90%	100%	100%	90%	0%	0%	32	26
68.90	71.94	Siltstone	UW	10	8	8	15	19	100%	100%	100%	90%	0%	0%	45	40
71.94	76.37	Feldspar Porphyry	SW	20	12	18	26	15	100%	100%	100%	90%	0%	0%	63	56
76.37	79.20	Feldspar Porphyry	UW	20	14	17	31	18	100%	100%	100%	90%	0%	0%	69	62
79.20	79.77	Feldspar Porphyry	SW	20	14	20	21	24	100%	100%	100%	90%	0%	0%	72	65
79.77	82.86	Mafic Feldspar Porphyry	SW	20	12	9	18	18	100%	100%	100%	90%	0%	0%	58	52
82.86	85.51	Mafic Feldspar Porphyry	UW	20	14	8	15	24	100%	100%	100%	90%	0%	0%	63	57
85.51	86.45	Feldspar Porphyry	UW	20	12	21	24	16	100%	100%	100%	90%	0%	0%	65	58
86.45	88.18	Siltstone	UW	20	12	12	18	15	100%	100%	100%	90%	0%	0%	56	51

	BANRO CONGO	TWANGIZA

Borehole: TDD101	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
88.18	88.90	Carbonaceous Mudstone	UW	20	0	7	10	15	80%	100%	100%	90%	0%	0%	43	31
88.90	92.17	Siltstone	UW	20	10	14	21	17	100%	100%	100%	90%	0%	0%	59	53
92.17	93.97	Carbonaceous Mudstone	UW	20	12	19	29	16	80%	100%	100%	90%	0%	0%	66	48
93.97	94.75	Siltstone	UW	20	12	18	29	16	100%	100%	100%	90%	0%	0%	66	59
94.75	95.55	Carbonaceous Mudstone	UW	20	8	5	12	22	80%	100%	100%	90%	0%	0%	54	39
95.55	96.16	Siltstone	UW	20	8	14	15	27	100%	100%	100%	90%	0%	0%	65	59
96.16	98.85	Carbonaceous Mudstone	UW	20	12	23	31	13	80%	100%	100%	90%	0%	0%	66	48
98.85	104.57	Siltstone	UW	20	15	20	31	22	100%	100%	100%	90%	0%	0%	75	68
104.57	107.65	Carbonaceous Mudstone	UW	20	14	15	24	17	80%	100%	100%	90%	0%	0%	64	46
107.65	108.80	Siltstone	UW	20	12	19	21	20	100%	100%	100%	90%	0%	0%	66	59
108.80	111.21	Carbonaceous Mudstone	UW	20	14	20	24	20	80%	100%	100%	90%	0%	0%	69	50
111.21	112.40	Siltstone	UW	20	8	5	10	25	100%	100%	100%	90%	0%	0%	56	51
112.40	116.85	Carbonaceous Mudstone	UW	20	12	14	21	24	80%	100%	100%	90%	0%	0%	68	49
116.85	117.54	Carbonaceous Mudstone	UW	20	0	4	7	21	80%	100%	100%	90%	0%	0%	46	33
117.54	118.23	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
118.23	119.25	Carbonaceous Mudstone	UW	20	6	6	15	23	80%	100%	100%	90%	0%	0%	56	40
119.25	121.53	Carbonaceous Mudstone	UW	20	14	12	10	27	80%	100%	100%	90%	0%	0%	65	47

	BANRO CONGO	TWANGIZA

Borehole: TDD101	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
121.53	122.63	Carbonaceous Mudstone	UW	20	6	4	10	16	80%	100%	100%	90%	0%	0%	46	33
122.63	123.72	Carbonaceous Mudstone	UW	20	15	25	40	40	80%	100%	100%	90%	0%	0%	100	72
123.72	125.91	Carbonaceous Mudstone	UW	20	4	4	7	22	80%	100%	100%	90%	0%	0%	49	36
125.91	127.31	Carbonaceous Mudstone	UW	20	12	14	26	25	80%	100%	100%	90%	0%	0%	71	51
127.31	127.77	Carbonaceous Mudstone	UW	20	6	9	15	25	80%	100%	100%	90%	0%	0%	60	43
127.77	128.96	Carbonaceous Mudstone	UW	20	14	22	31	27	80%	100%	100%	90%	0%	0%	81	58
128.96	133.20	Carbonaceous Mudstone	UW	20	6	12	18	15	80%	100%	100%	90%	0%	0%	53	38
133.20	133.82	Carbonaceous Mudstone	UW	20	14	19	21	22	80%	100%	100%	90%	0%	0%	69	50
133.82	140.55	Carbonaceous Mudstone	UW	20	6	6	12	13	80%	100%	100%	90%	0%	0%	45	33
140.55	147.00	Carbonaceous Mudstone	UW	20	12	11	18	22	80%	100%	100%	90%	0%	0%	62	45
147.00	147.62	Carbonaceous Mudstone	UW	20	0	3	5	17	80%	100%	100%	90%	0%	0%	41	30
147.62	148.18	Carbonaceous Mudstone	UW	20	14	20	26	22	80%	100%	100%	90%	0%	0%	72	52
148.18	149.00	Carbonaceous Mudstone	UW	20	0	16	12	20	80%	100%	100%	90%	0%	0%	54	39
149.00	152.62	Carbonaceous Mudstone	UW	20	14	9	18	21	80%	100%	100%	90%	0%	0%	61	44
152.62	154.42	Siltstone	UW	20	6	5	10	24	100%	100%	100%	90%	0%	0%	54	49
154.42	155.94	Carbonaceous Mudstone	UW	20	2	4	7	23	80%	100%	100%	90%	0%	0%	50	36
155.94	158.42	Siltstone	UW	20	4	3	7	20	100%	100%	100%	90%	0%	0%	47	42

	BANRO CONGO	TWANGIZA

Borehole: TDD101	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
158.42	165.46	Feldspar Porphyry	SW	18	2	4	7	21	100%	100%	100%	90%	0%	0%	46	41
165.46	168.50	Siltstone	UW	20	4	3	5	15	100%	100%	100%	90%	0%	0%	41	37
168.50	169.99	Carbonaceous Mudstone	UW	20	0	3	5	18	80%	100%	100%	90%	0%	0%	42	30
169.99	173.49	Siltstone	UW	20	14	15	18	22	100%	100%	100%	90%	0%	0%	66	59
173.49	176.06	Carbonaceous Mudstone	UW	20	4	5	10	16	80%	100%	100%	90%	0%	0%	45	33
176.06	179.74	Carbonaceous Mudstone	UW	20	10	8	15	22	80%	100%	100%	90%	0%	0%	59	42
179.74	181.73	Siltstone	UW	20	12	11	15	18	100%	100%	100%	90%	0%	0%	58	52
181.73	183.51	Carbonaceous Mudstone	UW	20	12	7	15	19	80%	100%	100%	90%	0%	0%	56	40
183.51	186.26	Siltstone	UW	20	14	15	24	14	100%	100%	100%	90%	0%	0%	60	54
186.26	190.24	Carbonaceous Mudstone	UW	18	2	2	2	21	80%	100%	100%	90%	0%	0%	42	30
190.24	191.00	Carbonaceous Mudstone	UW	20	15	25	40	40	80%	100%	100%	90%	0%	0%	100	72

	BANRO CONGO	TWANGIZA

Borehole: TDD102	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	3.13	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
3.13	22.55	Carbonaceous Mudstone	MW	4	10	9	15	23	95%	100%	100%	90%	0%	0%	44	38
22.55	48.78	Carbonaceous Mudstone	MW	6	6	8	15	23	95%	100%	100%	90%	0%	0%	44	37
48.78	49.60	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
49.60	52.10	Feldspar Porphyry	MW	6	2	20	34	22	100%	100%	100%	90%	0%	0%	56	51
52.10	53.50	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
53.50	55.05	Feldspar Porphyry	MW	6	10	23	34	22	100%	100%	100%	90%	0%	0%	61	55
55.05	55.75	Feldspar Porphyry	HW	5	12	11	18	18	100%	100%	100%	90%	0%	0%	43	39
55.75	59.12	Carbonaceous Mudstone	MW	5	12	17	31	17	95%	100%	100%	90%	0%	0%	52	45
59.12	64.00	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
64.00	65.00	Carbonaceous Mudstone	MW	6	8	13	15	18	95%	100%	100%	90%	0%	0%	42	36
65.00	67.16	Carbonaceous Mudstone	HW	6	8	6	15	17	100%	100%	100%	90%	0%	0%	38	34
67.16	67.37	Carbonaceous Mudstone	SW	0	0	0	0	0	90%	100%	100%	90%	0%	0%	0	0
67.37	69.32	Carbonaceous Mudstone	HW	2	4	21	26	19	100%	100%	100%	90%	0%	0%	46	42
69.32	69.63	Carbonaceous Mudstone	SW	6	0	5	5	21	90%	100%	100%	90%	0%	0%	32	26
69.63	70.98	Siltstone	HW	2	2	14	18	20	100%	100%	100%	90%	0%	0%	39	35
70.98	71.99	Carbonaceous Mudstone	SW	8	0	4	7	22	90%	100%	100%	90%	0%	0%	35	29

	BANRO CONGO	TWANGIZA

Borehole: TDD102	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
71.99	77.20	Carbonaceous Mudstone	HW	5	4	8	15	19	100%	100%	100%	90%	0%	0%	37	34
77.20	77.38	Carbonaceous Mudstone	SW	8	15	25	40	40	90%	100%	100%	90%	0%	0%	88	71
77.38	90.03	Carbonaceous Mudstone	HW	5	2	9	15	23	100%	100%	100%	90%	0%	0%	41	37
90.03	92.30	Carbonaceous Mudstone	MW	6	8	7	12	15	95%	100%	100%	90%	0%	0%	34	29
92.30	93.45	Carbonaceous Mudstone	HW	5	0	9	12	18	100%	100%	100%	90%	0%	0%	34	30
93.45	96.60	Carbonaceous Mudstone	MW	8	6	6	12	14	95%	100%	100%	90%	0%	0%	34	29
96.60	109.08	Mafic Feldspar Porphyry	MW	6	12	13	24	27	100%	100%	100%	90%	0%	0%	57	51
109.08	109.85	Siltstone	MW	8	6	8	10	23	100%	100%	100%	90%	0%	0%	43	39
109.85	112.42	Carbonaceous Mudstone	SW	8	2	8	10	23	90%	100%	100%	90%	0%	0%	41	33
112.42	118.44	Sandstone	MW	8	6	7	15	20	100%	100%	100%	90%	0%	0%	42	38
118.44	119.83	Mafic Feldspar Porphyry	MW	5	8	22	34	22	100%	100%	100%	90%	0%	0%	59	53
119.83	121.81	Siltstone	SW	8	4	8	18	21	100%	100%	100%	90%	0%	0%	44	40
121.81	133.80	Sandstone	MW	8	4	10	15	21	100%	100%	100%	90%	0%	0%	43	39
133.80	138.00	Carbonaceous Mudstone	SW	18	8	8	12	11	90%	100%	100%	90%	0%	0%	43	35
138.00	139.60	Siltstone	SW	10	14	21	26	23	100%	100%	100%	90%	0%	0%	64	57
139.60	148.00	Carbonaceous Mudstone	SW	18	6	10	15	22	90%	100%	100%	90%	0%	0%	56	45
148.00	149.00	Siltstone	SW	10	15	21	29	22	100%	100%	100%	90%	0%	0%	65	58

	BANRO CONGO	TWANGIZA

Borehole: TDD102	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
149.00	151.90	Carbonaceous Mudstone	SW	18	4	7	12	23	90%	100%	100%	90%	0%	0%	52	42
151.90	153.36	Feldspar Porphyry	MW	8	4	11	18	22	100%	100%	100%	90%	0%	0%	47	42
153.36	162.10	Siltstone	SW	20	8	15	21	14	100%	100%	100%	90%	0%	0%	56	50
162.10	167.23	Carbonaceous Mudstone	UW	18	4	16	21	22	80%	100%	100%	90%	0%	0%	61	44
167.23	169.83	Siltstone	SW	20	4	18	24	22	100%	100%	100%	90%	0%	0%	65	59
169.83	173.47	Carbonaceous Mudstone	UW	20	6	13	18	22	80%	100%	100%	90%	0%	0%	61	44
173.47	175.60	Feldspar Porphyry	UW	20	14	21	36	27	100%	100%	100%	90%	0%	0%	83	74
175.60	182.50	Carbonaceous Mudstone	UW	20	8	15	21	24	80%	100%	100%	90%	0%	0%	65	47
182.50	184.72	Siltstone	UW	20	6	14	21	27	100%	100%	100%	90%	0%	0%	68	61
184.72	206.74	Carbonaceous Mudstone	UW	20	14	19	28	24	80%	100%	100%	90%	0%	0%	75	54
206.74	208.13	Siltstone	UW	20	12	7	18	26	100%	100%	100%	90%	0%	0%	65	58
208.13	209.27	Carbonaceous Mudstone	UW	20	14	22	31	27	80%	100%	100%	90%	0%	0%	81	58
209.27	210.80	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
210.80	240.16	Carbonaceous Mudstone	UW	20	14	16	24	24	80%	100%	100%	90%	0%	0%	70	51
240.16	240.67	Siltstone	UW	20	14	17	26	19	100%	100%	100%	90%	0%	0%	68	61
240.67	247.45	Carbonaceous Mudstone	UW	20	14	23	31	20	80%	100%	100%	90%	0%	0%	74	53
247.45	250.05	Siltstone	UW	20	12	20	21	22	100%	100%	100%	90%	0%	0%	68	62

	BANRO CONGO	TWANGIZA

Borehole: TDD102	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
250.05	259.49	Carbonaceous Mudstone	UW	20	14	24	38	22	80%	100%	100%	90%	0%	0%	80	58
259.49	261.00	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
261.00	275.26	Carbonaceous Mudstone	UW	20	15	25	36	20	80%	100%	100%	90%	0%	0%	78	56

	BANRO CONGO	TWANGIZA

Borehole: TDD103	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	6.20	Undifferentiated Saprolite	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
6.20	9.03	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
9.03	9.33	Mafic Feldspar Porphyry	MW	2	0	3	7	17	100%	100%	100%	90%	0%	0%	23	21
9.33	13.34	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
13.34	14.41	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
14.41	15.90	Mudstone	MW	2	2	6	12	18	100%	100%	100%	90%	0%	0%	30	27
15.90	21.20	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
21.20	22.95	Carbonaceous Mudstone	MW	3	4	6	12	15	95%	100%	100%	90%	0%	0%	29	25
22.95	23.56	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
23.56	26.07	Carbonaceous Mudstone	SW	8	2	4	7	15	90%	100%	100%	90%	0%	0%	30	24
26.07	26.83	Siltstone	SW	8	12	17	24	20	100%	100%	100%	90%	0%	0%	54	49
26.83	31.60	Carbonaceous Mudstone	SW	5	8	7	15	12	90%	100%	100%	90%	0%	0%	32	26
31.60	34.00	Carbonaceous Mudstone	MW	1	2	3	5	13	95%	100%	100%	90%	0%	0%	19	16
34.00	38.98	Carbonaceous Mudstone	SW	6	8	7	12	18	90%	100%	100%	90%	0%	0%	37	30
38.98	43.19	Carbonaceous Mudstone	SW	6	12	9	18	19	90%	100%	100%	90%	0%	0%	44	36
43.19	45.59	Siltstone	SW	8	8	7	12	13	100%	100%	100%	90%	0%	0%	34	31
45.59	45.66	Hydrothermal Breccia	SW	8	0	25	40	40	100%	100%	100%	90%	0%	0%	81	72

	BANRO CONGO	TWANGIZA

Borehole: TDD103	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
45.66	46.40	Carbonaceous Mudstone	SW	8	10	10	15	11	90%	100%	100%	90%	0%	0%	36	29
46.40	48.95	Siltstone	SW	8	12	15	21	21	100%	100%	100%	90%	0%	0%	53	48
48.95	53.38	Feldspar Porphyry	SW	18	12	11	21	20	100%	100%	100%	90%	0%	0%	60	54
53.38	54.60	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
54.60	55.86	Feldspar Porphyry	UW	20	12	13	24	22	100%	100%	100%	90%	0%	0%	67	60
55.86	58.20	Feldspar Porphyry	SW	18	2	11	15	24	100%	100%	100%	90%	0%	0%	56	51
58.20	61.42	Feldspar Porphyry	SW	20	14	25	36	22	100%	100%	100%	90%	0%	0%	79	72
61.42	63.91	Mudstone	SW	12	12	14	21	16	100%	100%	100%	90%	0%	0%	52	47
63.91	64.97	Feldspar Porphyry	SW	18	14	22	31	27	100%	100%	100%	90%	0%	0%	79	71
64.97	65.49	Carbonaceous Mudstone	SW	16	10	16	21	15	90%	100%	100%	90%	0%	0%	55	44
65.49	65.73	Carbonaceous Mudstone	HW	1	0	17	21	13	100%	100%	100%	90%	0%	0%	33	30
65.73	67.30	Carbonaceous Mudstone	SW	16	2	3	5	17	90%	100%	100%	90%	0%	0%	38	31
67.30	68.31	Siltstone	SW	18	6	4	10	21	100%	100%	100%	90%	0%	0%	50	45
68.31	71.07	Carbonaceous Mudstone	UW	20	10	7	15	17	80%	100%	100%	90%	0%	0%	53	38
71.07	71.88	Siltstone	SW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
71.88	73.00	Carbonaceous Mudstone	UW	20	15	25	40	40	80%	100%	100%	90%	0%	0%	100	72
73.00	76.69	Carbonaceous Mudstone	UW	20	0	12	15	24	80%	100%	100%	90%	0%	0%	58	42

	BANRO CONGO	TWANGIZA

Borehole: TDD103	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
76.69	79.65	Carbonaceous Mudstone	UW	20	14	25	36	27	80%	100%	100%	90%	0%	0%	84	61
79.65	80.23	Siltstone	UW	20	6	14	18	22	100%	100%	100%	90%	0%	0%	61	55
80.23	82.27	Carbonaceous Mudstone	UW	20	15	25	40	40	80%	100%	100%	90%	0%	0%	100	72
82.27	82.89	Carbonaceous Mudstone	UW	20	0	4	10	24	80%	100%	100%	90%	0%	0%	51	36
82.89	83.24	Siltstone	UW	20	0	16	24	24	100%	100%	100%	90%	0%	0%	64	58
83.24	85.80	Siltstone	UW	20	14	21	36	15	100%	100%	100%	90%	0%	0%	71	64
85.80	86.07	Siltstone	UW	20	0	15	21	20	100%	100%	100%	90%	0%	0%	58	52
86.07	86.98	Carbonaceous Mudstone	UW	20	6	12	21	18	80%	100%	100%	90%	0%	0%	58	42
86.98	88.35	Siltstone	UW	20	14	20	34	22	100%	100%	100%	90%	0%	0%	76	68
88.35	93.43	Carbonaceous Mudstone	UW	20	10	14	21	23	80%	100%	100%	90%	0%	0%	66	47
93.43	94.97	Carbonaceous Mudstone	UW	20	14	20	34	24	80%	100%	100%	90%	0%	0%	78	56
94.97	97.25	Siltstone	UW	20	15	24	36	22	100%	100%	100%	90%	0%	0%	80	72
97.25	98.06	Carbonaceous Mudstone	UW	20	15	25	40	40	80%	100%	100%	90%	0%	0%	100	72
98.06	99.30	Siltstone	UW	20	14	25	40	40	100%	100%	100%	90%	0%	0%	100	90
99.30	101.14	Carbonaceous Mudstone	UW	20	8	12	21	19	80%	100%	100%	90%	0%	0%	59	43
101.14	105.14	Siltstone	UW	20	14	17	26	20	100%	100%	100%	90%	0%	0%	69	62
105.14	105.81	Siltstone	UW	20	0	9	12	24	100%	100%	100%	90%	0%	0%	55	49

	BANRO CONGO	TWANGIZA

Borehole: TDD103	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
105.81	113.55	Siltstone	UW	20	14	23	38	22	100%	100%	100%	90%	0%	0%	80	72
113.55	118.67	Carbonaceous Mudstone	UW	20	14	20	34	27	80%	100%	100%	90%	0%	0%	81	59
118.67	119.80	Feldspar Porphyry	UW	20	8	18	26	24	100%	100%	100%	90%	0%	0%	70	63
119.80	121.48	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
121.48	122.58	Mafic Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
122.58	125.24	Feldspar Porphyry	UW	20	14	21	36	23	100%	100%	100%	90%	0%	0%	79	71
125.24	126.38	Mafic Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
126.38	128.63	Feldspar Porphyry	SW	20	14	21	36	20	100%	100%	100%	90%	0%	0%	75	68
128.63	130.48	Siltstone	UW	20	15	23	34	22	100%	100%	100%	90%	0%	0%	78	70
130.48	134.15	Carbonaceous Mudstone	UW	20	15	25	40	40	80%	100%	100%	90%	0%	0%	100	72
134.15	135.79	Siltstone	UW	20	15	23	34	22	100%	100%	100%	90%	0%	0%	78	70
135.79	137.57	Carbonaceous Mudstone	UW	20	15	25	40	40	80%	100%	100%	90%	0%	0%	100	72
137.57	138.88	Siltstone	UW	20	14	19	34	27	100%	100%	100%	90%	0%	0%	81	73
138.88	143.90	Carbonaceous Mudstone	UW	20	14	19	31	24	80%	100%	100%	90%	0%	0%	76	55
143.90	145.58	Siltstone	UW	20	12	13	21	18	100%	100%	100%	90%	0%	0%	61	55
145.58	155.20	Carbonaceous Mudstone	UW	20	14	20	31	24	80%	100%	100%	90%	0%	0%	76	55
155.20	157.60	Siltstone	UW	20	14	20	31	27	100%	100%	100%	90%	0%	0%	80	72

	BANRO CONGO	TWANGIZA

Borehole: TDD103	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
157.60	169.97	Carbonaceous Mudstone	UW	20	14	25	34	20	80%	100%	100%	90%	0%	0%	77	55

	BANRO CONGO	TWANGIZA

Borehole: TDD104	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	0.65	Siltstone	MW	6	0	13	12	24	100%	100%	100%	90%	0%	0%	43	39
0.65	5.12	Carbonaceous Mudstone	MW	6	0	5	10	24	95%	100%	100%	90%	0%	0%	38	33
5.12	6.55	Siltstone	MW	6	0	3	7	24	100%	100%	100%	90%	0%	0%	36	32
6.55	18.80	Carbonaceous Mudstone	MW	6	0	6	12	24	95%	100%	100%	90%	0%	0%	40	34
18.80	19.68	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
19.68	21.25	Carbonaceous Mudstone	MW	6	0	9	12	23	95%	100%	100%	90%	0%	0%	40	34
21.25	23.00	Siltstone	MW	6	8	10	15	24	100%	100%	100%	90%	0%	0%	46	42
23.00	25.70	Carbonaceous Mudstone	MW	6	2	4	7	19	95%	100%	100%	90%	0%	0%	32	27
25.70	26.86	Carbonaceous Mudstone	MW	6	2	3	5	20	95%	100%	100%	90%	0%	0%	31	26
26.86	30.17	Carbonaceous Mudstone	SW	16	0	5	7	20	90%	100%	100%	90%	0%	0%	42	34
30.17	31.62	Siltstone	SW	16	4	10	15	20	100%	100%	100%	90%	0%	0%	51	46
31.62	45.92	Carbonaceous Mudstone	SW	16	4	6	10	23	90%	100%	100%	90%	0%	0%	49	40
45.92	48.16	Sandstone	MW	10	0	2	0	21	100%	100%	100%	90%	0%	0%	32	29
48.16	51.92	Carbonaceous Mudstone	SW	18	0	5	7	23	90%	100%	100%	90%	0%	0%	47	38
51.92	53.95	Sandstone	MW	8	4	16	21	22	100%	100%	100%	90%	0%	0%	51	45
53.95	58.22	Carbonaceous Mudstone	SW	18	0	13	15	22	90%	100%	100%	90%	0%	0%	54	44
58.22	58.62	Hydrothermal Breccia	SW	18	0	7	10	21	100%	100%	100%	90%	0%	0%	47	42

	BANRO CONGO	TWANGIZA

Borehole: TDD104	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
58.62	61.58	Carbonaceous Mudstone	SW	18	0	10	15	18	90%	100%	100%	90%	0%	0%	49	40
61.58	63.51	Siltstone	SW	18	6	20	34	23	100%	100%	100%	90%	0%	0%	70	63
63.51	73.63	Carbonaceous Mudstone	SW	18	2	12	15	19	90%	100%	100%	90%	0%	0%	51	42
73.63	80.03	Siltstone	SW	20	8	8	12	19	100%	100%	100%	90%	0%	0%	53	48
80.03	81.01	Sandstone	SW	20	12	12	21	19	100%	100%	100%	90%	0%	0%	61	55
81.01	81.80	Carbonaceous Mudstone	SW	18	10	10	15	18	90%	100%	100%	90%	0%	0%	53	43
81.80	84.42	Siltstone	SW	20	10	12	15	12	100%	100%	100%	90%	0%	0%	50	45
84.42	88.74	Carbonaceous Mudstone	SW	18	10	13	18	12	90%	100%	100%	90%	0%	0%	51	41
88.74	91.70	Siltstone	SW	20	14	18	31	22	100%	100%	100%	90%	0%	0%	73	66
91.70	93.62	Feldspar Porphyry	MW	8	6	13	18	22	100%	100%	100%	90%	0%	0%	49	44
93.62	94.31	Carbonaceous Mudstone	SW	16	15	25	40	40	90%	100%	100%	90%	0%	0%	96	78
94.31	96.10	Feldspar Porphyry	MW	8	10	22	31	19	100%	100%	100%	90%	0%	0%	59	53
96.10	100.53	Carbonaceous Mudstone	UW	20	8	6	10	18	80%	100%	100%	90%	0%	0%	50	36
100.53	101.12	Sandstone	UW	20	14	20	26	15	100%	100%	100%	90%	0%	0%	65	59
101.12	116.12	Carbonaceous Mudstone	UW	20	14	22	26	20	80%	100%	100%	90%	0%	0%	71	51
116.12	119.80	Carbonaceous Mudstone	UW	20	14	25	40	40	80%	100%	100%	90%	0%	0%	100	72
119.80	120.79	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90

	BANRO CONGO	TWANGIZA

Borehole: TDD104	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
120.79	126.14	Carbonaceous Mudstone	UW	20	12	17	21	27	80%	100%	100%	90%	0%	0%	72	52
126.14	128.53	Feldspar Porphyry	UW	20	15	24	36	27	100%	100%	100%	90%	0%	0%	85	76
128.53	157.99	Carbonaceous Mudstone	UW	20	14	17	26	22	80%	100%	100%	90%	0%	0%	71	51
157.99	159.16	Siltstone	UW	20	14	19	31	24	100%	100%	100%	90%	0%	0%	77	69
159.16	164.85	Carbonaceous Mudstone	UW	20	14	18	28	27	80%	100%	100%	90%	0%	0%	77	56
164.85	166.48	Siltstone	UW	20	14	23	34	22	100%	100%	100%	90%	0%	0%	78	70
166.48	206.07	Carbonaceous Mudstone	UW	20	14	23	31	22	80%	100%	100%	90%	0%	0%	76	55
206.07	207.33	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
207.33	212.75	Carbonaceous Mudstone	UW	20	12	16	24	13	80%	100%	100%	90%	0%	0%	59	43
212.75	215.17	Siltstone	UW	20	12	12	18	15	100%	100%	100%	90%	0%	0%	56	51
215.17	215.50	Hydrothermal Breccia	UW	20	12	18	21	27	100%	100%	100%	90%	0%	0%	73	66
215.50	216.19	Siltstone	UW	20	14	13	18	19	100%	100%	100%	90%	0%	0%	61	55
216.19	220.03	Carbonaceous Mudstone	UW	20	14	9	18	17	80%	100%	100%	90%	0%	0%	57	41
220.03	225.45	Carbonaceous Mudstone	UW	20	15	25	36	20	80%	100%	100%	90%	0%	0%	78	56
225.45	228.80	Carbonaceous Mudstone	UW	20	6	10	15	16	80%	100%	100%	90%	0%	0%	51	37
228.80	235.26	Carbonaceous Mudstone	UW	20	14	22	31	16	80%	100%	100%	90%	0%	0%	70	50
235.26	236.26	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90

	BANRO CONGO	TWANGIZA

Borehole: TDD104	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
236.26	243.59	Carbonaceous Mudstone	UW	20	15	25	40	18	80%	100%	100%	90%	0%	0%	78	56
243.59	245.57	Carbonaceous Mudstone	UW	20	14	21	26	20	80%	100%	100%	90%	0%	0%	71	51
245.57	248.90	Carbonaceous Mudstone	UW	20	15	25	40	40	80%	100%	100%	90%	0%	0%	100	72
248.90	254.17	Carbonaceous Mudstone	UW	20	4	7	12	23	80%	100%	100%	90%	0%	0%	55	39
254.17	283.15	Carbonaceous Mudstone	UW	20	12	14	24	19	80%	100%	100%	90%	0%	0%	64	46
283.15	288.04	Feldspar Porphyry	UW	20	14	16	24	20	100%	100%	100%	90%	0%	0%	67	60
288.04	298.14	Carbonaceous Mudstone	UW	20	10	12	21	19	80%	100%	100%	90%	0%	0%	60	44
298.14	299.32	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
299.32	311.30	Carbonaceous Mudstone	UW	20	12	11	18	20	80%	100%	100%	90%	0%	0%	61	44
311.30	311.80	Feldspar Porphyry	UW	20	8	15	18	13	100%	100%	100%	90%	0%	0%	54	48
311.80	315.20	Mafic Feldspar Porphyry	UW	20	14	21	34	22	100%	100%	100%	90%	0%	0%	77	69
315.20	315.88	Feldspar Porphyry	UW	20	10	17	29	13	100%	100%	100%	90%	0%	0%	62	55
315.88	329.13	Carbonaceous Mudstone	UW	20	14	19	28	20	80%	100%	100%	90%	0%	0%	70	51
329.13	331.40	Feldspar Porphyry	UW	20	12	19	29	22	100%	100%	100%	90%	0%	0%	72	65
331.40	332.50	Carbonaceous Mudstone	UW	20	14	19	31	27	80%	100%	100%	90%	0%	0%	79	57
332.50	339.30	Feldspar Porphyry	UW	20	15	22	36	22	100%	100%	100%	90%	0%	0%	79	71
339.30	340.17	Mafic Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90

	BANRO CONGO	TWANGIZA

Borehole: TDD104	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
340.17	342.11	Feldspar Porphyry	UW	20	15	23	34	22	100%	100%	100%	90%	0%	0%	78	70
342.11	343.53	Carbonaceous Mudstone	UW	20	15	25	40	40	80%	100%	100%	90%	0%	0%	100	72
343.53	344.85	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
344.85	357.84	Carbonaceous Mudstone	UW	20	12	12	21	22	80%	100%	100%	90%	0%	0%	65	47
357.84	358.81	Sandstone	UW	20	4	4	10	22	100%	100%	100%	90%	0%	0%	51	46
358.81	360.64	Carbonaceous Mudstone	UW	20	6	4	7	22	80%	100%	100%	90%	0%	0%	50	36
360.64	360.77	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
360.77	361.99	Carbonaceous Mudstone	UW	20	14	22	31	22	80%	100%	100%	90%	0%	0%	76	54
361.99	362.16	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
362.16	362.45	Carbonaceous Mudstone	UW	20	8	15	21	22	80%	100%	100%	90%	0%	0%	64	46
362.45	363.77	Feldspar Porphyry	UW	20	12	19	31	20	100%	100%	100%	90%	0%	0%	71	64
363.77	364.05	Carbonaceous Mudstone	UW	20	15	25	40	40	80%	100%	100%	90%	0%	0%	100	72
364.05	365.16	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
365.16	365.75	Carbonaceous Mudstone	UW	20	6	9	15	20	80%	100%	100%	90%	0%	0%	55	39
365.75	366.43	Siltstone	UW	20	6	3	10	22	100%	100%	100%	90%	0%	0%	52	47
366.43	368.33	Carbonaceous Mudstone	UW	20	10	11	18	19	80%	100%	100%	90%	0%	0%	59	43

	BANRO CONGO	TWANGIZA

Borehole: TDD105	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	3.73	Undifferentiated Saprolite	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
3.73	6.36	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
6.36	6.71	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
6.71	12.71	Mafic Feldspar Porphyry	MW	4	12	19	31	22	100%	100%	100%	90%	0%	0%	57	52
12.71	14.08	Mudstone	MW	4	0	2	2	22	100%	100%	100%	90%	0%	0%	28	25
14.08	26.85	Mudstone	MW	4	6	10	15	19	100%	100%	100%	90%	0%	0%	38	34
26.85	27.44	Feldspar Porphyry	MW	4	10	3	7	22	100%	100%	100%	90%	0%	0%	36	33
27.44	28.46	Siltstone	MW	4	0	4	7	22	100%	100%	100%	90%	0%	0%	31	28
28.46	32.55	Mafic Feldspar Porphyry	MW	4	10	19	29	19	100%	100%	100%	90%	0%	0%	52	47
32.55	33.70	Feldspar Porphyry	MW	4	4	5	12	18	100%	100%	100%	90%	0%	0%	33	29
33.70	36.43	Mudstone	MW	3	10	18	24	20	100%	100%	100%	90%	0%	0%	49	44
36.43	38.67	Siltstone	MW	4	6	17	24	19	100%	100%	100%	90%	0%	0%	46	42
38.67	51.88	Mudstone	MW	4	8	13	18	17	100%	100%	100%	90%	0%	0%	40	36
51.88	55.00	Mafic Feldspar Porphyry	MW	3	12	19	29	22	100%	100%	100%	90%	0%	0%	55	50
55.00	56.80	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
56.80	63.45	Mafic Feldspar Porphyry	MW	6	6	8	15	22	100%	100%	100%	90%	0%	0%	43	38
63.45	66.29	Mafic Feldspar Porphyry	MW	8	14	20	24	19	100%	100%	100%	90%	0%	0%	56	50

	BANRO CONGO	TWANGIZA

Borehole: TDD105	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
66.29	68.22	Mafic Feldspar Porphyry	MW	10	0	18	26	19	100%	100%	100%	90%	0%	0%	51	46
68.22	79.06	Mafic Feldspar Porphyry	SW	16	10	15	21	15	100%	100%	100%	90%	0%	0%	54	49
79.06	79.41	Carbonaceous Mudstone	MW	4	12	16	24	15	95%	100%	100%	90%	0%	0%	45	39
79.41	90.51	Carbonaceous Mudstone	SW	16	6	7	12	18	90%	100%	100%	90%	0%	0%	47	38
90.51	91.73	Siltstone	SW	16	6	16	21	15	100%	100%	100%	90%	0%	0%	53	47
91.73	102.26	Carbonaceous Mudstone	SW	16	10	8	15	16	90%	100%	100%	90%	0%	0%	49	40
102.26	103.01	Feldspar Porphyry	SW	16	8	19	21	22	100%	100%	100%	90%	0%	0%	62	56
103.01	104.36	Carbonaceous Mudstone	SW	16	4	18	18	22	90%	100%	100%	90%	0%	0%	58	47
104.36	105.85	Sandstone	SW	10	8	4	7	19	100%	100%	100%	90%	0%	0%	38	34
105.85	109.30	Carbonaceous Mudstone	SW	16	4	5	7	15	90%	100%	100%	90%	0%	0%	39	32
109.30	109.94	Sandstone	SW	10	0	7	10	19	100%	100%	100%	90%	0%	0%	38	34
109.94	111.90	Carbonaceous Mudstone	SW	20	8	6	12	19	90%	100%	100%	90%	0%	0%	52	42
111.90	114.10	Siltstone	SW	20	10	11	15	20	100%	100%	100%	90%	0%	0%	58	52
114.10	114.33	Feldspar Porphyry	SW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
114.33	115.75	Siltstone	SW	20	10	11	18	19	100%	100%	100%	90%	0%	0%	59	53
115.75	117.10	Siltstone	MW	10	6	10	12	19	100%	100%	100%	90%	0%	0%	43	38
117.10	119.72	Feldspar Porphyry	MW	10	8	17	21	19	100%	100%	100%	90%	0%	0%	52	46

	BANRO CONGO	TWANGIZA

Borehole: TDD105	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
119.72	124.94	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
124.94	125.32	Feldspar Porphyry	MW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
125.32	130.89	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
130.89	134.05	Feldspar Porphyry	MW	4	6	14	18	16	100%	100%	100%	90%	0%	0%	39	35
134.05	137.10	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
137.10	144.16	Feldspar Porphyry	MW	6	8	12	18	19	100%	100%	100%	90%	0%	0%	44	40
144.16	146.08	Siltstone	SW	20	8	6	10	22	100%	100%	100%	90%	0%	0%	54	49
146.08	146.27	Feldspar Porphyry	SW	20	0	11	7	15	100%	100%	100%	90%	0%	0%	44	40
146.27	151.35	Siltstone	SW	20	10	14	21	16	100%	100%	100%	90%	0%	0%	59	53
151.35	158.84	Carbonaceous Mudstone	SW	20	10	13	18	14	90%	100%	100%	90%	0%	0%	54	44
158.84	159.58	Siltstone	SW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
159.58	161.12	Carbonaceous Mudstone	SW	20	14	14	26	22	90%	100%	100%	90%	0%	0%	69	56
161.12	165.87	Feldspar Porphyry	SW	20	12	19	29	20	100%	100%	100%	90%	0%	0%	70	63
165.87	168.08	Carbonaceous Mudstone	UW	20	14	15	26	21	80%	100%	100%	90%	0%	0%	69	50
168.08	169.35	Siltstone	UW	20	12	13	21	22	100%	100%	100%	90%	0%	0%	65	58
169.35	182.06	Carbonaceous Mudstone	UW	20	12	12	18	19	80%	100%	100%	90%	0%	0%	60	43
182.06	185.75	Siltstone	UW	20	12	13	18	18	100%	100%	100%	90%	0%	0%	60	54

	BANRO CONGO	TWANGIZA

Borehole: TDD105	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
185.75	189.14	Carbonaceous Mudstone	UW	20	12	15	21	18	80%	100%	100%	90%	0%	0%	62	44
189.14	203.63	Carbonaceous Mudstone	UW	20	6	10	15	20	80%	100%	100%	90%	0%	0%	56	40
203.63	203.94	Feldspar Porphyry	UW	20	12	15	21	22	100%	100%	100%	90%	0%	0%	66	60
203.94	204.22	Carbonaceous Mudstone	UW	20	0	12	12	22	80%	100%	100%	90%	0%	0%	54	39
204.22	205.34	Feldspar Porphyry	SW	20	0	13	12	22	100%	100%	100%	90%	0%	0%	55	49
205.34	212.08	Carbonaceous Mudstone	UW	20	12	14	21	21	80%	100%	100%	90%	0%	0%	64	46

	BANRO CONGO	TWANGIZA

Borehole: TDD106	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	3.35	Undifferentiated Soil	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
3.35	8.63	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
8.63	23.32	Mudstone	MW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
23.32	35.94	Mudstone	MW	2	8	6	12	15	100%	100%	100%	90%	0%	0%	31	28
35.94	62.98	Carbonaceous Mudstone	SW	8	10	8	15	18	90%	100%	100%	90%	0%	0%	42	34
62.98	65.57	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
65.57	65.94	Carbonaceous Mudstone	HW	8	15	25	40	40	100%	100%	100%	90%	0%	0%	88	79
65.94	68.12	Feldspar Porphyry	SW	10	4	6	15	25	100%	100%	100%	90%	0%	0%	47	43
68.12	70.62	Feldspar Porphyry	MW	6	10	7	15	22	100%	100%	100%	90%	0%	0%	44	40
70.62	74.32	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
74.32	78.77	Feldspar Porphyry	SW	8	14	20	34	22	100%	100%	100%	90%	0%	0%	64	57
78.77	79.31	Carbonaceous Mudstone	SW	10	0	25	40	40	90%	100%	100%	90%	0%	0%	83	67
79.31	79.75	Feldspar Porphyry	SW	8	15	25	40	40	100%	100%	100%	90%	0%	0%	88	79
79.75	80.25	Carbonaceous Mudstone	SW	10	15	25	40	40	90%	100%	100%	90%	0%	0%	90	73
80.25	83.08	Carbonaceous Mudstone	HW	0	0	25	40	40	100%	100%	100%	90%	0%	0%	73	65
83.08	85.03	Carbonaceous Mudstone	SW	10	4	10	12	20	90%	100%	100%	90%	0%	0%	43	35
85.03	88.36	Carbonaceous Mudstone	SW	10	10	8	15	23	90%	100%	100%	90%	0%	0%	50	40

	BANRO CONGO	TWANGIZA

Borehole: TDD106	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
88.36	90.68	Carbonaceous Mudstone	MW	3	0	9	12	22	95%	100%	100%	90%	0%	0%	35	30
90.68	91.10	Feldspar Porphyry	HW	0	0	25	40	40	100%	100%	100%	90%	0%	0%	73	65
91.10	95.82	Feldspar Porphyry	SW	16	10	9	15	22	100%	100%	100%	90%	0%	0%	55	50
95.82	98.84	Feldspar Porphyry	UW	20	12	19	26	22	100%	100%	100%	90%	0%	0%	70	63
98.84	104.01	Siltstone	UW	20	14	24	34	22	100%	100%	100%	90%	0%	0%	78	70
104.01	114.45	Carbonaceous Mudstone	UW	20	14	12	21	22	80%	100%	100%	90%	0%	0%	66	47
114.45	116.32	Siltstone	UW	20	14	20	34	20	100%	100%	100%	90%	0%	0%	74	67
116.32	120.33	Carbonaceous Mudstone	UW	20	14	14	21	22	80%	100%	100%	90%	0%	0%	67	48
120.33	121.12	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
121.12	122.72	Carbonaceous Mudstone	UW	20	12	13	21	22	80%	100%	100%	90%	0%	0%	65	47
122.72	123.77	Siltstone	UW	20	14	22	31	22	100%	100%	100%	90%	0%	0%	75	68
123.77	124.50	Carbonaceous Mudstone	UW	20	12	11	18	22	80%	100%	100%	90%	0%	0%	63	45
124.50	125.32	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90

	BANRO CONGO	TWANGIZA

Borehole: TDD107	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	6.97	Undifferentiated Saprolite	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
6.97	7.51	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
7.51	15.90	Undifferentiated Saprolite	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
15.90	17.90	Mafic Feldspar Porphyry	MW	4	2	4	7	20	100%	100%	100%	90%	0%	0%	30	27
17.90	18.60	Feldspar Porphyry	MW	4	0	3	5	22	100%	100%	100%	90%	0%	0%	30	27
18.60	19.82	Siltstone	MW	4	0	2	2	15	100%	100%	100%	90%	0%	0%	21	19
19.82	24.14	Carbonaceous Mudstone	MW	4	2	6	12	22	95%	100%	100%	90%	0%	0%	36	31
24.14	38.70	Carbonaceous Mudstone	SW	6	8	8	15	18	90%	100%	100%	90%	0%	0%	40	32
38.70	39.81	Feldspar Porphyry	SW	20	0	5	10	22	100%	100%	100%	90%	0%	0%	50	45
39.81	41.76	Feldspar Porphyry	SW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
41.76	48.91	Carbonaceous Mudstone	SW	20	4	6	12	18	90%	100%	100%	90%	0%	0%	50	40
48.91	49.79	Siltstone	SW	20	8	10	18	18	100%	100%	100%	90%	0%	0%	56	51
49.79	65.75	Carbonaceous Mudstone	SW	20	4	7	12	16	90%	100%	100%	90%	0%	0%	47	38
65.75	69.58	Siltstone	SW	20	10	8	15	18	100%	100%	100%	90%	0%	0%	55	49
69.58	72.36	Siltstone	SW	20	10	7	12	15	100%	100%	100%	90%	0%	0%	50	45
72.36	74.59	Siltstone	MW	20	2	4	7	15	100%	100%	100%	90%	0%	0%	42	38
74.59	92.80	Feldspar Porphyry	MW	10	2	8	12	19	100%	100%	100%	90%	0%	0%	39	35

	BANRO CONGO	TWANGIZA

Borehole: TDD107	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
92.80	96.26	Feldspar Porphyry	SW	20	12	18	21	19	100%	100%	100%	90%	0%	0%	65	58
96.26	96.91	Siltstone	SW	20	14	20	26	22	100%	100%	100%	90%	0%	0%	72	65
96.91	97.19	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
97.19	105.22	Carbonaceous Mudstone	UW	20	12	11	18	22	80%	100%	100%	90%	0%	0%	63	45
105.22	107.02	Siltstone	UW	20	12	13	21	20	100%	100%	100%	90%	0%	0%	63	57
107.02	126.31	Carbonaceous Mudstone	UW	20	14	16	24	21	80%	100%	100%	90%	0%	0%	68	49
126.31	136.96	Siltstone	UW	20	14	21	31	22	100%	100%	100%	90%	0%	0%	75	67
136.96	154.52	Carbonaceous Mudstone	UW	20	15	16	26	22	80%	100%	100%	90%	0%	0%	70	51
154.52	157.46	Mafic Feldspar Porphyry	UW	20	15	21	31	22	100%	100%	100%	90%	0%	0%	76	68
157.46	159.81	Carbonaceous Mudstone	UW	20	15	25	40	40	80%	100%	100%	90%	0%	0%	100	72
159.81	161.64	Carbonaceous Mudstone	UW	20	6	11	18	21	80%	100%	100%	90%	0%	0%	58	42
161.64	166.64	Feldspar Porphyry	UW	20	14	14	21	21	100%	100%	100%	90%	0%	0%	66	59
166.64	169.05	Siltstone	UW	20	10	12	18	22	100%	100%	100%	90%	0%	0%	62	56
169.05	233.50	Carbonaceous Mudstone	UW	20	12	13	21	20	80%	100%	100%	90%	0%	0%	63	45
233.50	236.80	Siltstone	UW	20	14	10	21	20	100%	100%	100%	90%	0%	0%	63	57
236.80	238.80	Carbonaceous Mudstone	UW	20	15	25	40	40	80%	100%	100%	90%	0%	0%	100	72

	BANRO CONGO	TWANGIZA

Borehole: TDD108	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	0.40	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
0.40	0.90	Feldspar Porphyry	MW	2	12	25	40	40	100%	100%	100%	90%	0%	0%	81	72
0.90	4.50	Mafic Feldspar Porphyry	MW	2	8	21	26	22	100%	100%	100%	90%	0%	0%	52	46
4.50	4.87	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
4.87	8.70	Mafic Feldspar Porphyry	MW	2	10	13	21	22	100%	100%	100%	90%	0%	0%	46	42
8.70	9.30	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
9.30	10.73	Feldspar Porphyry	MW	4	6	6	15	21	100%	100%	100%	90%	0%	0%	38	34
10.73	11.39	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
11.39	17.40	Mafic Feldspar Porphyry	MW	4	6	8	15	16	100%	100%	100%	90%	0%	0%	35	31
17.40	20.90	Carbonaceous Mudstone	MW	6	2	5	10	15	95%	100%	100%	90%	0%	0%	30	26
20.90	21.21	Mafic Feldspar Porphyry	MW	6	0	7	10	15	100%	100%	100%	90%	0%	0%	30	27
21.21	22.60	Carbonaceous Mudstone	SW	8	4	9	12	15	90%	100%	100%	90%	0%	0%	36	29
22.60	22.98	Feldspar Porphyry	SW	6	0	9	15	22	100%	100%	100%	90%	0%	0%	40	36
22.98	29.30	Siltstone	SW	8	10	10	15	20	100%	100%	100%	90%	0%	0%	45	41
29.30	30.59	Carbonaceous Mudstone	SW	8	2	8	10	17	90%	100%	100%	90%	0%	0%	35	29
30.59	31.48	Carbonaceous Mudstone	SW	10	12	17	24	19	90%	100%	100%	90%	0%	0%	55	45
31.48	33.19	Carbonaceous Mudstone	SW	10	4	11	18	18	90%	100%	100%	90%	0%	0%	44	36

	BANRO CONGO	TWANGIZA

Borehole: TDD108	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
33.19	33.55	Sandstone	SW	10	12	8	15	20	100%	100%	100%	90%	0%	0%	48	43
33.55	40.06	Carbonaceous Mudstone	SW	10	6	12	18	19	90%	100%	100%	90%	0%	0%	47	38
40.06	40.25	Feldspar Porphyry	SW	10	15	25	40	40	100%	100%	100%	90%	0%	0%	90	81
40.25	41.90	Carbonaceous Mudstone	SW	10	10	10	15	17	90%	100%	100%	90%	0%	0%	45	37
41.90	43.26	Siltstone	SW	16	8	6	15	16	100%	100%	100%	90%	0%	0%	47	42
43.26	53.51	Carbonaceous Mudstone	SW	20	8	8	15	14	90%	100%	100%	90%	0%	0%	50	40
53.51	55.67	Sandstone	SW	20	14	14	24	22	100%	100%	100%	90%	0%	0%	68	61
55.67	59.70	Carbonaceous Mudstone	SW	20	12	7	15	17	90%	100%	100%	90%	0%	0%	54	44
59.70	60.07	Sandstone	SW	20	0	15	18	22	100%	100%	100%	90%	0%	0%	58	52
60.07	67.58	Carbonaceous Mudstone	SW	20	8	8	15	14	90%	100%	100%	90%	0%	0%	49	40
67.58	68.56	Siltstone	SW	20	0	9	12	15	100%	100%	100%	90%	0%	0%	45	41
68.56	69.53	Siltstone	SW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
69.53	70.44	Sandstone	SW	20	4	4	10	22	100%	100%	100%	90%	0%	0%	51	46
70.44	72.46	Siltstone	SW	20	0	4	5	16	100%	100%	100%	90%	0%	0%	40	36
72.46	75.12	Carbonaceous Mudstone	SW	20	6	6	12	22	90%	100%	100%	90%	0%	0%	54	44
75.12	75.19	Feldspar Porphyry	SW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
75.19	75.41	Carbonaceous Mudstone	UW	20	15	25	40	40	80%	100%	100%	90%	0%	0%	100	72

	BANRO CONGO	TWANGIZA

Borehole: TDD108	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
75.41	75.65	Feldspar Porphyry	UW	20	8	15	21	27	100%	100%	100%	90%	0%	0%	69	62
75.65	76.03	Carbonaceous Mudstone	UW	20	15	25	40	40	80%	100%	100%	90%	0%	0%	100	72
76.03	76.24	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
76.24	77.60	Siltstone	UW	20	10	16	21	22	100%	100%	100%	90%	0%	0%	66	59
77.60	78.46	Feldspar Porphyry	SW	16	6	7	10	22	100%	100%	100%	90%	0%	0%	50	45
78.46	82.42	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
82.42	82.73	Mafic Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
82.73	84.33	Feldspar Porphyry	UW	20	10	19	29	22	100%	100%	100%	90%	0%	0%	71	64
84.33	85.94	Mafic Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
85.94	96.87	Feldspar Porphyry	UW	20	14	25	40	40	100%	100%	100%	90%	0%	0%	100	90
96.87	98.10	Feldspar Porphyry	SW	20	8	10	12	22	100%	100%	100%	90%	0%	0%	57	51
98.10	100.29	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
100.29	101.07	Mafic Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
101.07	105.03	Mafic Feldspar Porphyry	SW	18	8	16	18	22	100%	100%	100%	90%	0%	0%	61	55
105.03	105.80	Mudstone	SW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
105.80	107.28	Carbonaceous Mudstone	UW	20	4	17	21	24	80%	100%	100%	90%	0%	0%	65	47
107.28	108.66	Carbonaceous Mudstone	UW	20	15	22	29	18	80%	100%	100%	90%	0%	0%	71	51

	BANRO CONGO	TWANGIZA

Borehole: TDD108	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
108.66	109.38	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
109.38	131.43	Carbonaceous Mudstone	UW	20	12	19	28	20	80%	100%	100%	90%	0%	0%	69	50
131.43	138.25	Siltstone	UW	20	14	17	26	20	100%	100%	100%	90%	0%	0%	69	62
138.25	140.65	Carbonaceous Mudstone	UW	20	15	21	36	24	80%	100%	100%	90%	0%	0%	81	58
140.65	142.25	Feldspar Porphyry	UW	20	6	7	15	20	100%	100%	100%	90%	0%	0%	54	48
142.25	142.68	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
142.68	142.90	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
142.90	161.51	Carbonaceous Mudstone	UW	20	15	19	28	21	80%	100%	100%	90%	0%	0%	72	52
161.51	172.32	Carbonaceous Mudstone	UW	20	10	14	21	14	80%	100%	100%	90%	0%	0%	56	41
172.32	176.47	Carbonaceous Mudstone	UW	20	14	17	26	20	80%	100%	100%	90%	0%	0%	68	49
176.47	177.32	Mafic Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
177.32	189.96	Carbonaceous Mudstone	UW	20	14	14	24	20	80%	100%	100%	90%	0%	0%	66	48
189.96	190.07	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
190.07	202.98	Carbonaceous Mudstone	UW	20	12	9	15	21	80%	100%	100%	90%	0%	0%	59	43

	BANRO CONGO	TWANGIZA

Borehole: TDD109	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	3.12	Undifferentiated Soil	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
3.12	3.67	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
3.67	6.76	Feldspar Porphyry	HW	0	0	25	40	40	100%	100%	100%	90%	0%	0%	73	65
6.76	7.46	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
7.46	9.20	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
9.20	9.43	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
9.43	11.54	Mafic Feldspar Porphyry	MW	2	4	5	10	22	100%	100%	100%	90%	0%	0%	34	30
11.54	18.60	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
18.60	19.70	Mafic Feldspar Porphyry	MW	2	8	10	15	22	100%	100%	100%	90%	0%	0%	41	37
19.70	22.62	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
22.62	23.02	Mafic Feldspar Porphyry	MW	2	12	19	18	22	100%	100%	100%	90%	0%	0%	48	44
23.02	23.59	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
23.59	24.27	Mudstone	MW	4	8	16	24	22	100%	100%	100%	90%	0%	0%	50	45
24.27	26.56	Mafic Feldspar Porphyry	MW	2	0	16	21	15	100%	100%	100%	90%	0%	0%	36	32
26.56	28.69	Mudstone	MW	2	4	15	18	15	100%	100%	100%	90%	0%	0%	36	32
28.69	30.04	Siltstone	MW	1	6	4	10	15	100%	100%	100%	90%	0%	0%	27	24
30.04	32.19	Carbonaceous Mudstone	MW	4	4	6	12	15	95%	100%	100%	90%	0%	0%	31	26

	BANRO CONGO	TWANGIZA

Borehole: TDD109	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
32.19	32.85	Siltstone	MW	4	6	4	7	19	100%	100%	100%	90%	0%	0%	31	28
32.85	35.07	Carbonaceous Mudstone	MW	6	2	4	7	15	95%	100%	100%	90%	0%	0%	27	23
35.07	36.09	Mudstone	MW	4	6	4	7	15	100%	100%	100%	90%	0%	0%	28	25
36.09	37.90	Carbonaceous Mudstone	MW	6	4	5	10	19	95%	100%	100%	90%	0%	0%	34	29
37.90	38.97	Mudstone	MW	6	4	4	7	20	100%	100%	100%	90%	0%	0%	33	30
38.97	43.56	Carbonaceous Mudstone	MW	8	8	6	10	20	95%	100%	100%	90%	0%	0%	40	34
43.56	44.40	Mudstone	MW	8	10	21	24	19	100%	100%	100%	90%	0%	0%	54	49
44.40	47.96	Carbonaceous Mudstone	MW	8	6	5	10	18	95%	100%	100%	90%	0%	0%	37	31
47.96	53.52	Siltstone	MW	8	8	7	12	21	100%	100%	100%	90%	0%	0%	42	38
53.52	79.18	Carbonaceous Mudstone	SW	10	10	8	15	21	90%	100%	100%	90%	0%	0%	48	39
79.18	81.03	Siltstone	SW	20	12	13	21	21	100%	100%	100%	90%	0%	0%	64	58
81.03	85.32	Feldspar Porphyry	SW	20	12	15	24	22	100%	100%	100%	90%	0%	0%	68	61
85.32	87.13	Mafic Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
87.13	88.31	Feldspar Porphyry	UW	20	14	19	31	15	100%	100%	100%	90%	0%	0%	68	61
88.31	92.20	Mafic Feldspar Porphyry	SW	20	14	17	26	20	100%	100%	100%	90%	0%	0%	69	62
92.20	93.18	Siltstone	SW	20	12	13	18	22	100%	100%	100%	90%	0%	0%	64	57
93.18	97.07	Carbonaceous Mudstone	SW	20	10	15	24	20	90%	100%	100%	90%	0%	0%	64	52

	BANRO CONGO	TWANGIZA

Borehole: TDD109	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
97.07	97.89	Siltstone	UW	20	14	18	29	22	100%	100%	100%	90%	0%	0%	73	65
97.89	98.92	Carbonaceous Mudstone	UW	20	14	19	31	20	80%	100%	100%	90%	0%	0%	72	52
98.92	100.39	Siltstone	UW	20	14	19	29	20	100%	100%	100%	90%	0%	0%	71	64
100.39	107.68	Carbonaceous Mudstone	UW	20	14	11	21	20	80%	100%	100%	90%	0%	0%	63	45
107.68	110.82	Siltstone	UW	20	14	18	31	20	100%	100%	100%	90%	0%	0%	72	64
110.82	130.37	Carbonaceous Mudstone	UW	20	12	12	21	25	80%	100%	100%	90%	0%	0%	68	49
130.37	130.60	Feldspar Porphyry	UW	20	0	14	21	22	100%	100%	100%	90%	0%	0%	60	54
130.60	130.66	Carbonaceous Mudstone	UW	20	15	25	40	40	80%	100%	100%	90%	0%	0%	100	72
130.66	130.85	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
130.85	136.00	Carbonaceous Mudstone	UW	20	15	25	36	20	80%	100%	100%	90%	0%	0%	78	56
136.00	142.98	Feldspar Porphyry	UW	20	14	20	31	19	100%	100%	100%	90%	0%	0%	71	64
142.98	143.25	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
143.25	143.59	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
143.59	148.58	Carbonaceous Mudstone	UW	20	14	13	24	19	80%	100%	100%	90%	0%	0%	64	46
148.58	149.92	Mafic Feldspar Porphyry	UW	20	10	13	21	22	100%	100%	100%	90%	0%	0%	64	58
149.92	176.88	Carbonaceous Mudstone	UW	20	14	15	24	20	80%	100%	100%	90%	0%	0%	66	48
176.88	180.35	Carbonaceous Mudstone	UW	20	4	11	15	20	80%	100%	100%	90%	0%	0%	55	39

	BANRO CONGO	TWANGIZA

Borehole: TDD109	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
180.35	182.18	Carbonaceous Mudstone	UW	20	14	22	26	20	80%	100%	100%	90%	0%	0%	71	51
182.18	183.78	Carbonaceous Mudstone	UW	20	8	11	15	21	80%	100%	100%	90%	0%	0%	57	41
183.78	184.37	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
184.37	197.32	Carbonaceous Mudstone	UW	20	14	14	24	20	80%	100%	100%	90%	0%	0%	66	47
197.32	198.04	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
198.04	203.23	Carbonaceous Mudstone	UW	20	14	10	18	21	80%	100%	100%	90%	0%	0%	62	44
203.23	206.62	Siltstone	UW	20	15	17	28	20	100%	100%	100%	90%	0%	0%	70	63
206.62	229.00	Carbonaceous Mudstone	UW	20	14	22	34	18	80%	100%	100%	90%	0%	0%	73	52
229.00	240.06	Feldspar Porphyry	UW	20	14	22	36	22	100%	100%	100%	90%	0%	0%	78	70
240.06	240.49	Carbonaceous Mudstone	UW	20	15	25	40	40	80%	100%	100%	90%	0%	0%	100	72
240.49	240.66	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
240.66	252.53	Carbonaceous Mudstone	UW	20	14	13	24	23	80%	100%	100%	90%	0%	0%	69	49
252.53	252.80	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
252.80	253.50	Carbonaceous Mudstone	UW	20	14	21	29	22	80%	100%	100%	90%	0%	0%	74	53
253.50	255.89	Feldspar Porphyry	UW	20	15	24	31	22	100%	100%	100%	90%	0%	0%	77	69
255.89	258.07	Carbonaceous Mudstone	UW	20	15	19	28	22	80%	100%	100%	90%	0%	0%	73	53
258.07	260.81	Feldspar Porphyry	UW	20	12	14	24	22	100%	100%	100%	90%	0%	0%	67	61

	BANRO CONGO	TWANGIZA

Borehole: TDD109	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
260.81	264.97	Carbonaceous Mudstone	UW	20	10	8	15	22	80%	100%	100%	90%	0%	0%	59	42
264.97	265.71	Siltstone	UW	20	8	10	18	22	100%	100%	100%	90%	0%	0%	60	54
265.71	271.76	Carbonaceous Mudstone	UW	20	6	8	15	22	80%	100%	100%	90%	0%	0%	56	41
271.76	272.53	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
272.53	274.04	Quartz vein	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
274.04	281.91	Feldspar Porphyry	UW	20	15	23	38	22	100%	100%	100%	90%	0%	0%	80	72
281.91	288.82	Siltstone	UW	20	14	12	24	22	100%	100%	100%	90%	0%	0%	67	60
288.82	292.23	Carbonaceous Mudstone	UW	20	14	10	21	22	80%	100%	100%	90%	0%	0%	64	46
292.23	292.90	Siltstone	UW	20	4	17	26	24	100%	100%	100%	90%	0%	0%	68	61
292.90	295.90	Carbonaceous Mudstone	UW	20	10	13	21	22	80%	100%	100%	90%	0%	0%	64	46

	BANRO CONGO	TWANGIZA

Borehole: TDD110	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	1.60	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
1.60	2.19	Fault Breccia	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
2.19	2.55	Siltstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
2.55	3.47	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
3.47	4.48	Fault Breccia	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
4.48	6.02	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
6.02	6.10	Mafic Feldspar Porphyry	MW	2	0	11	12	22	100%	100%	100%	90%	0%	0%	36	32
6.10	9.06	Fault Breccia	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
9.06	12.45	Mudstone	MW	2	10	17	28	22	100%	100%	100%	90%	0%	0%	52	46
12.45	15.18	Fault Breccia	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
15.18	17.02	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
17.02	17.28	Fault Breccia	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
17.28	24.28	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
24.28	28.98	Mafic Feldspar Porphyry	MW	3	8	10	18	22	100%	100%	100%	90%	0%	0%	43	39
28.98	29.76	Mudstone	MW	2	4	15	18	22	100%	100%	100%	90%	0%	0%	43	38
29.76	30.62	Siltstone	MW	2	2	11	18	24	100%	100%	100%	90%	0%	0%	41	37
30.62	31.28	Mudstone	MW	6	0	3	7	22	100%	100%	100%	90%	0%	0%	33	30

	BANRO CONGO	TWANGIZA

Borehole: TDD110	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
31.28	31.51	Siltstone	MW	6	0	13	15	22	100%	100%	100%	90%	0%	0%	42	38
31.51	32.10	Carbonaceous Mudstone	MW	8	4	16	21	22	95%	100%	100%	90%	0%	0%	51	43
32.10	32.80	Siltstone	MW	8	14	20	29	19	100%	100%	100%	90%	0%	0%	59	53
32.80	33.82	Carbonaceous Mudstone	MW	8	12	13	24	22	95%	100%	100%	90%	0%	0%	55	47
33.82	34.20	Siltstone	MW	8	0	13	12	15	100%	100%	100%	90%	0%	0%	36	32
34.20	34.85	Feldspar Porphyry	MW	6	8	15	18	22	100%	100%	100%	90%	0%	0%	48	44
34.85	38.06	Carbonaceous Mudstone	MW	10	2	5	10	15	95%	100%	100%	90%	0%	0%	34	29
38.06	38.39	Sandstone	MW	10	12	17	18	27	100%	100%	100%	90%	0%	0%	61	55
38.39	43.50	Carbonaceous Mudstone	SW	10	6	8	15	18	90%	100%	100%	90%	0%	0%	43	35
43.50	43.64	Feldspar Porphyry	SW	10	15	25	40	40	100%	100%	100%	90%	0%	0%	90	81
43.64	43.77	Carbonaceous Mudstone	SW	10	15	25	40	40	90%	100%	100%	90%	0%	0%	90	73
43.77	44.69	Sandstone	SW	10	8	13	18	22	100%	100%	100%	90%	0%	0%	52	46
44.69	48.70	Carbonaceous Mudstone	SW	10	8	13	18	18	90%	100%	100%	90%	0%	0%	48	39
48.70	49.70	Feldspar Porphyry	MW	10	0	1	0	22	100%	100%	100%	90%	0%	0%	33	29
49.70	58.22	Carbonaceous Mudstone	SW	16	10	9	15	17	90%	100%	100%	90%	0%	0%	50	41
58.22	58.73	Siltstone	SW	16	6	6	10	19	100%	100%	100%	90%	0%	0%	46	41
58.73	62.63	Carbonaceous Mudstone	SW	16	10	14	21	22	90%	100%	100%	90%	0%	0%	60	49

	BANRO CONGO	TWANGIZA

Borehole: TDD110	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
62.63	63.47	Sandstone	SW	16	0	9	12	15	100%	100%	100%	90%	0%	0%	42	38
63.47	67.96	Carbonaceous Mudstone	SW	20	10	7	12	16	90%	100%	100%	90%	0%	0%	51	41
67.96	71.12	Carbonaceous Mudstone	UW	20	15	24	34	20	80%	100%	100%	90%	0%	0%	76	55
71.12	74.62	Carbonaceous Mudstone	UW	20	6	11	15	20	80%	100%	100%	90%	0%	0%	56	40
74.62	78.26	Siltstone	SW	20	4	7	12	19	100%	100%	100%	90%	0%	0%	51	46
78.26	80.54	Carbonaceous Mudstone	UW	20	14	22	29	20	80%	100%	100%	90%	0%	0%	72	52
80.54	80.80	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
80.80	85.25	Mafic Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
85.25	88.63	Feldspar Porphyry	UW	20	15	24	34	22	100%	100%	100%	90%	0%	0%	79	71
88.63	91.12	Feldspar Porphyry	SW	20	8	18	24	19	100%	100%	100%	90%	0%	0%	64	57
91.12	93.14	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
93.14	93.68	Mafic Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
93.68	97.83	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
97.83	98.30	Feldspar Porphyry	SW	20	0	7	7	19	100%	100%	100%	90%	0%	0%	46	42
98.30	99.80	Mafic Feldspar Porphyry	UW	20	14	14	26	22	100%	100%	100%	90%	0%	0%	69	62
99.80	109.02	Feldspar Porphyry	UW	20	14	19	28	15	100%	100%	100%	90%	0%	0%	66	59
109.02	109.50	Mafic Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90

	BANRO CONGO	TWANGIZA

Borehole: TDD110	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
109.50	112.75	Mafic Feldspar Porphyry	SW	16	8	18	24	13	100%	100%	100%	90%	0%	0%	54	49
112.75	113.34	Mafic Feldspar Porphyry	UW	20	10	19	21	22	100%	100%	100%	90%	0%	0%	67	60
113.34	114.62	Carbonaceous Mudstone	UW	20	14	19	34	22	80%	100%	100%	90%	0%	0%	76	55
114.62	115.59	Mafic Feldspar Porphyry	UW	20	8	17	21	22	100%	100%	100%	90%	0%	0%	65	58
115.59	145.11	Carbonaceous Mudstone	UW	20	12	17	24	20	80%	100%	100%	90%	0%	0%	66	48
145.11	147.26	Siltstone	UW	20	14	16	28	20	100%	100%	100%	90%	0%	0%	69	62
147.26	154.10	Carbonaceous Mudstone	UW	20	15	15	26	20	80%	100%	100%	90%	0%	0%	68	49
154.10	154.79	Siltstone	UW	20	14	18	29	18	100%	100%	100%	90%	0%	0%	68	61
154.79	154.95	Carbonaceous Mudstone	UW	20	0	5	7	20	80%	100%	100%	90%	0%	0%	46	33
154.95	155.31	Mafic Feldspar Porphyry	UW	20	8	7	10	22	100%	100%	100%	90%	0%	0%	55	49
155.31	156.16	Carbonaceous Mudstone	UW	20	14	18	29	20	80%	100%	100%	90%	0%	0%	70	51
156.16	159.14	Feldspar Porphyry	UW	20	14	22	36	22	100%	100%	100%	90%	0%	0%	78	70
159.14	161.06	Carbonaceous Mudstone	UW	20	10	15	26	25	80%	100%	100%	90%	0%	0%	70	51
161.06	161.17	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
161.17	169.58	Carbonaceous Mudstone	UW	20	12	13	21	23	80%	100%	100%	90%	0%	0%	66	47
169.58	171.48	Carbonaceous Mudstone	UW	20	14	21	26	20	80%	100%	100%	90%	0%	0%	70	51
171.48	173.44	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90

	BANRO CONGO	TWANGIZA

Borehole: TDD110	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
173.44	180.06	Carbonaceous Mudstone	UW	20	14	18	28	20	80%	100%	100%	90%	0%	0%	70	50
180.06	181.69	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
181.69	184.28	Carbonaceous Mudstone	UW	20	14	24	36	24	80%	100%	100%	90%	0%	0%	82	59
184.28	184.91	Siltstone	UW	20	14	17	26	20	100%	100%	100%	90%	0%	0%	69	62
184.91	253.95	Carbonaceous Mudstone	UW	20	14	19	26	20	80%	100%	100%	90%	0%	0%	69	50
253.95	265.11	Mafic Feldspar Porphyry	UW	20	14	24	40	22	100%	100%	100%	90%	0%	0%	81	73
265.11	266.14	Carbonaceous Mudstone	UW	20	15	25	40	40	80%	100%	100%	90%	0%	0%	100	72
266.14	267.00	Mafic Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
267.00	271.52	Carbonaceous Mudstone	UW	20	15	18	26	20	80%	100%	100%	90%	0%	0%	70	50
271.52	274.55	Mafic Feldspar Porphyry	UW	20	10	18	26	18	100%	100%	100%	90%	0%	0%	65	58
274.55	277.43	Carbonaceous Mudstone	UW	20	12	10	21	22	80%	100%	100%	90%	0%	0%	63	45
277.43	278.09	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
278.09	287.52	Carbonaceous Mudstone	UW	20	14	14	24	20	80%	100%	100%	90%	0%	0%	66	47
287.52	289.84	Mafic Feldspar Porphyry	UW	20	12	20	31	18	100%	100%	100%	90%	0%	0%	69	62
289.84	301.19	Carbonaceous Mudstone	UW	20	14	13	21	20	80%	100%	100%	90%	0%	0%	64	46
301.19	301.96	Mafic Feldspar Porphyry	UW	20	4	16	21	24	100%	100%	100%	90%	0%	0%	65	58
301.96	311.17	Carbonaceous Mudstone	UW	20	12	13	21	23	80%	100%	100%	90%	0%	0%	66	48

	BANRO CONGO	TWANGIZA

Borehole: TDD110	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
311.17	312.98	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
312.98	317.93	Carbonaceous Mudstone	UW	20	15	18	26	21	80%	100%	100%	90%	0%	0%	70	51
317.93	323.50	Mafic Feldspar Porphyry	UW	20	14	22	36	22	100%	100%	100%	90%	0%	0%	78	70
323.50	324.10	Carbonaceous Mudstone	UW	20	15	25	40	40	80%	100%	100%	90%	0%	0%	100	72
324.10	324.28	Mafic Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
324.28	340.98	Carbonaceous Mudstone	UW	20	14	23	36	20	80%	100%	100%	90%	0%	0%	76	55

	BANRO CONGO	TWANGIZA

Borehole: TDD111	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	4.81	Undifferentiated Saprolite	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
4.81	5.30	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
5.30	5.98	Siltstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
5.98	15.97	Mudstone	HW	0	0	25	40	40	100%	100%	100%	90%	0%	0%	73	65
15.97	27.10	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
27.10	39.56	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
39.56	50.44	Mudstone	MW	2	6	9	15	23	100%	100%	100%	90%	0%	0%	40	36
50.44	58.93	Mafic Feldspar Porphyry	MW	2	10	11	18	19	100%	100%	100%	90%	0%	0%	41	37
58.93	76.98	Carbonaceous Mudstone	MW	5	4	6	10	23	95%	100%	100%	90%	0%	0%	38	33
76.98	83.12	Carbonaceous Mudstone	MW	8	6	6	10	23	95%	100%	100%	90%	0%	0%	42	36
83.12	84.78	Siltstone	MW	3	10	11	15	23	100%	100%	100%	90%	0%	0%	44	39
84.78	85.96	Feldspar Porphyry	MW	6	12	16	21	16	100%	100%	100%	90%	0%	0%	47	42
85.96	91.85	Carbonaceous Mudstone	SW	8	6	6	10	23	90%	100%	100%	90%	0%	0%	42	34
91.85	92.59	Sandstone	SW	18	12	17	24	16	100%	100%	100%	90%	0%	0%	61	55
92.59	100.77	Carbonaceous Mudstone	SW	8	10	12	18	22	90%	100%	100%	90%	0%	0%	50	40
100.77	103.50	Carbonaceous Mudstone	SW	8	4	10	15	16	90%	100%	100%	90%	0%	0%	38	31
103.50	115.54	Carbonaceous Mudstone	SW	8	14	18	26	17	90%	100%	100%	90%	0%	0%	54	44

	BANRO CONGO	TWANGIZA

Borehole: TDD111	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
115.54	123.21	Carbonaceous Mudstone	SW	8	4	11	15	17	90%	100%	100%	90%	0%	0%	40	32
123.21	123.92	Sandstone	SW	16	10	16	24	20	100%	100%	100%	90%	0%	0%	61	55
123.92	136.62	Carbonaceous Mudstone	UW	20	12	10	15	13	80%	100%	100%	90%	0%	0%	51	37
136.62	138.50	Siltstone	UW	20	14	25	40	40	100%	100%	100%	90%	0%	0%	100	90
138.50	141.77	Mafic Feldspar Porphyry	UW	20	10	14	21	16	100%	100%	100%	90%	0%	0%	58	52
141.77	160.41	Feldspar Porphyry	UW	20	4	7	10	16	100%	100%	100%	90%	0%	0%	47	42
160.41	164.70	Feldspar Porphyry	UW	20	15	19	34	16	100%	100%	100%	90%	0%	0%	71	63
164.70	168.63	Feldspar Porphyry	UW	20	8	11	15	19	100%	100%	100%	90%	0%	0%	56	51
168.63	172.10	Feldspar Porphyry	UW	20	14	15	21	16	100%	100%	100%	90%	0%	0%	61	55
172.10	177.20	Siltstone	UW	20	4	10	15	15	100%	100%	100%	90%	0%	0%	50	45
177.20	186.82	Carbonaceous Mudstone	UW	20	12	12	18	16	80%	100%	100%	90%	0%	0%	58	41
186.82	193.33	Siltstone	UW	20	12	14	21	13	100%	100%	100%	90%	0%	0%	57	51
193.33	195.07	Carbonaceous Mudstone	UW	20	12	13	21	15	80%	100%	100%	90%	0%	0%	59	42
195.07	195.96	Feldspar Porphyry	UW	20	8	10	18	23	100%	100%	100%	90%	0%	0%	61	55
195.96	219.00	Carbonaceous Mudstone	UW	20	10	12	18	13	80%	100%	100%	90%	0%	0%	53	38
219.00	220.33	Siltstone	UW	20	12	11	18	13	100%	100%	100%	90%	0%	0%	54	48
220.33	222.13	Carbonaceous Mudstone	UW	20	8	11	15	20	80%	100%	100%	90%	0%	0%	56	41

	BANRO CONGO	TWANGIZA

Borehole: TDD112	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	1.36	Mudstone	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
1.36	1.88	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
1.88	12.00	Mudstone	HW	1	4	9	12	18	100%	100%	100%	90%	0%	0%	31	28
12.00	13.15	Mudstone	HW	1	15	25	40	40	100%	100%	100%	90%	0%	0%	81	73
13.15	15.25	Mudstone	HW	1	6	8	15	21	100%	100%	100%	90%	0%	0%	36	33
15.25	18.25	Siltstone	HW	1	8	9	15	20	100%	100%	100%	90%	0%	0%	37	33
18.25	19.88	Siltstone	HW	1	12	12	18	20	100%	100%	100%	90%	0%	0%	42	38
19.88	22.32	Mudstone	MW	5	4	13	21	17	100%	100%	100%	90%	0%	0%	41	37
22.32	31.73	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
31.73	44.59	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
44.59	45.83	Feldspar Porphyry	HW	3	15	25	40	40	100%	100%	100%	90%	0%	0%	83	75
45.83	51.55	Siltstone	SW	8	6	6	12	23	100%	100%	100%	90%	0%	0%	43	39
51.55	59.34	Carbonaceous Mudstone	SW	8	8	10	18	19	90%	100%	100%	90%	0%	0%	45	37
59.34	59.77	Siltstone	SW	12	10	16	24	14	100%	100%	100%	90%	0%	0%	51	46
59.77	69.72	Carbonaceous Mudstone	SW	1	8	6	10	22	90%	100%	100%	90%	0%	0%	35	28
69.72	87.00	Carbonaceous Mudstone	UW	8	14	21	31	20	80%	100%	100%	90%	0%	0%	61	44
87.00	87.95	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90

	BANRO CONGO	TWANGIZA

Borehole: TDD112	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
87.95	95.38	Carbonaceous Mudstone	UW	8	14	23	38	22	80%	100%	100%	90%	0%	0%	67	48
95.38	96.68	Siltstone	UW	20	8	17	24	24	100%	100%	100%	90%	0%	0%	69	62
96.68	97.49	Feldspar Porphyry	UW	20	12	25	40	40	100%	100%	100%	90%	0%	0%	99	89
97.49	99.41	Mafic Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
99.41	101.68	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
101.68	102.24	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
102.24	105.90	Siltstone	UW	20	14	21	34	20	100%	100%	100%	90%	0%	0%	74	67
105.90	107.03	Carbonaceous Mudstone	UW	20	10	19	31	22	80%	100%	100%	90%	0%	0%	72	52
107.03	108.02	Siltstone	UW	20	14	25	40	40	100%	100%	100%	90%	0%	0%	100	90
108.02	109.95	Carbonaceous Mudstone	UW	20	14	20	34	24	80%	100%	100%	90%	0%	0%	78	56
109.95	110.65	Carbonaceous Mudstone	UW	20	0	16	21	16	80%	100%	100%	90%	0%	0%	55	39
110.65	112.49	Carbonaceous Mudstone	UW	20	15	25	40	40	80%	100%	100%	90%	0%	0%	100	72
112.49	114.38	Carbonaceous Mudstone	UW	20	6	17	24	24	80%	100%	100%	90%	0%	0%	68	49
114.38	119.40	Carbonaceous Mudstone	UW	20	14	18	31	16	80%	100%	100%	90%	0%	0%	68	49
119.40	119.92	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
119.92	126.60	Carbonaceous Mudstone	UW	20	14	21	34	29	80%	100%	100%	90%	0%	0%	84	60
126.60	127.12	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90

	BANRO CONGO	TWANGIZA

Borehole: TDD112	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
127.12	128.93	Carbonaceous Mudstone	UW	20	15	25	40	40	80%	100%	100%	90%	0%	0%	100	72
128.93	132.46	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
132.46	140.51	Carbonaceous Mudstone	UW	20	12	13	21	23	80%	100%	100%	90%	0%	0%	65	47
140.51	142.75	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
142.75	153.00	Carbonaceous Mudstone	UW	20	12	11	18	16	80%	100%	100%	90%	0%	0%	57	41
153.00	164.84	Carbonaceous Mudstone	UW	20	15	25	40	40	80%	100%	100%	90%	0%	0%	100	72
164.84	165.48	Siltstone	UW	20	6	15	21	27	100%	100%	100%	90%	0%	0%	68	62
165.48	219.94	Carbonaceous Mudstone	UW	20	14	22	31	25	80%	100%	100%	90%	0%	0%	78	57
219.94	220.96	Siltstone	UW	20	14	20	26	22	100%	100%	100%	90%	0%	0%	72	65
220.96	227.70	Feldspar Porphyry	UW	20	14	25	40	40	100%	100%	100%	90%	0%	0%	100	90
227.70	234.40	Mafic Feldspar Porphyry	UW	20	14	22	36	27	100%	100%	100%	90%	0%	0%	83	75
234.40	243.00	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
243.00	245.78	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
245.78	248.38	Feldspar Porphyry	UW	20	4	17	24	16	100%	100%	100%	90%	0%	0%	59	53
248.38	249.75	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
249.75	252.96	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
252.96	270.95	Carbonaceous Mudstone	UW	20	15	25	40	40	80%	100%	100%	90%	0%	0%	100	72

	BANRO CONGO	TWANGIZA

Borehole: TDD113	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	3.30	Undifferentiated Saprolite	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
3.30	10.50	Carbonaceous Mudstone	MW	5	4	7	15	22	95%	100%	100%	90%	0%	0%	40	34
10.50	21.81	Carbonaceous Mudstone	SW	8	2	5	10	18	90%	100%	100%	90%	0%	0%	35	28
21.81	22.59	Sandstone	SW	20	4	5	12	19	100%	100%	100%	90%	0%	0%	49	44
22.59	28.25	Carbonaceous Mudstone	UW	20	6	7	12	22	80%	100%	100%	90%	0%	0%	55	39
28.25	28.88	Sandstone	SW	20	8	17	26	23	100%	100%	100%	90%	0%	0%	68	61
28.88	33.12	Carbonaceous Mudstone	UW	20	2	4	7	16	80%	100%	100%	90%	0%	0%	43	31
33.12	38.69	Carbonaceous Mudstone	UW	20	12	11	18	15	80%	100%	100%	90%	0%	0%	56	40
38.69	42.05	Siltstone	UW	20	12	12	18	15	100%	100%	100%	90%	0%	0%	56	50
42.05	49.76	Carbonaceous Mudstone	UW	20	6	6	10	16	80%	100%	100%	90%	0%	0%	47	34
49.76	51.82	Siltstone	UW	20	2	4	7	16	100%	100%	100%	90%	0%	0%	43	39
51.82	58.26	Feldspar Porphyry	UW	20	14	19	31	16	100%	100%	100%	90%	0%	0%	69	62
58.26	58.93	Mafic Feldspar Porphyry	UW	20	14	15	18	13	100%	100%	100%	90%	0%	0%	57	51
58.93	76.23	Feldspar Porphyry	UW	20	14	24	34	14	100%	100%	100%	90%	0%	0%	70	63
76.23	83.05	Mafic Feldspar Porphyry	UW	20	12	15	24	27	100%	100%	100%	90%	0%	0%	73	65
83.05	83.75	Carbonaceous Mudstone	UW	20	0	7	7	22	80%	100%	100%	90%	0%	0%	49	35
83.75	84.64	Feldspar Porphyry	UW	20	10	16	21	27	100%	100%	100%	90%	0%	0%	71	63

	BANRO CONGO	TWANGIZA

Borehole: TDD113	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
84.64	87.31	Carbonaceous Mudstone	UW	20	14	14	24	22	80%	100%	100%	90%	0%	0%	68	49
87.31	87.99	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
87.99	101.75	Carbonaceous Mudstone	UW	20	12	15	21	22	80%	100%	100%	90%	0%	0%	66	47
101.75	117.62	Carbonaceous Mudstone	UW	20	14	20	28	20	80%	100%	100%	90%	0%	0%	71	51
117.62	118.88	Siltstone	UW	20	15	19	34	29	100%	100%	100%	90%	0%	0%	83	75
118.88	123.00	Carbonaceous Mudstone	UW	20	12	14	21	16	80%	100%	100%	90%	0%	0%	60	43
123.00	125.24	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
125.24	126.29	Carbonaceous Mudstone	UW	20	15	25	40	40	80%	100%	100%	90%	0%	0%	100	72
126.29	126.39	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
126.39	147.97	Carbonaceous Mudstone	UW	20	14	19	28	17	80%	100%	100%	90%	0%	0%	68	49
147.97	148.38	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
148.38	150.34	Carbonaceous Mudstone	UW	20	14	22	29	16	80%	100%	100%	90%	0%	0%	69	50
150.34	152.60	Mafic Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
152.60	162.45	Carbonaceous Mudstone	UW	20	14	20	31	15	80%	100%	100%	90%	0%	0%	67	49
162.45	164.70	Mafic Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
164.70	177.42	Carbonaceous Mudstone	UW	20	14	22	34	21	80%	100%	100%	90%	0%	0%	76	55

	BANRO CONGO	TWANGIZA

Borehole: TDD114	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	0.20	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
0.20	0.78	Mudstone	MW	1	0	3	7	22	100%	100%	100%	90%	0%	0%	28	25
0.78	1.25	Siltstone	MW	1	10	10	18	15	100%	100%	100%	90%	0%	0%	35	32
1.25	2.70	Mudstone	MW	1	6	5	12	22	100%	100%	100%	90%	0%	0%	35	31
2.70	2.85	Siltstone	MW	2	0	2	2	20	100%	100%	100%	90%	0%	0%	24	21
2.85	9.30	Carbonaceous Mudstone	MW	4	2	5	10	19	95%	100%	100%	90%	0%	0%	32	27
9.30	10.06	Siltstone	MW	4	0	5	12	22	100%	100%	100%	90%	0%	0%	34	31
10.06	11.85	Carbonaceous Mudstone	MW	4	4	4	7	15	95%	100%	100%	90%	0%	0%	27	23
11.85	12.30	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
12.30	23.69	Mafic Feldspar Porphyry	MW	6	8	19	29	19	100%	100%	100%	90%	0%	0%	53	48
23.69	23.93	Carbonaceous Mudstone	MW	4	0	13	15	22	95%	100%	100%	90%	0%	0%	40	34
23.93	24.26	Mafic Feldspar Porphyry	MW	6	15	25	40	40	100%	100%	100%	90%	0%	0%	86	77
24.26	28.44	Carbonaceous Mudstone	MW	6	0	12	15	27	95%	100%	100%	90%	0%	0%	46	40
28.44	32.70	Carbonaceous Mudstone	SW	10	10	8	15	15	90%	100%	100%	90%	0%	0%	42	34
32.70	33.21	Siltstone	SW	10	0	14	15	19	100%	100%	100%	90%	0%	0%	43	39
33.21	39.86	Carbonaceous Mudstone	SW	10	10	9	18	19	90%	100%	100%	90%	0%	0%	48	39
39.86	40.16	Siltstone	SW	10	0	11	10	22	100%	100%	100%	90%	0%	0%	43	38

	BANRO CONGO	TWANGIZA

Borehole: TDD114	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
40.16	42.97	Carbonaceous Mudstone	SW	10	8	12	18	19	90%	100%	100%	90%	0%	0%	48	39
42.97	44.48	Carbonaceous Mudstone	SW	10	0	9	10	20	90%	100%	100%	90%	0%	0%	39	32
44.48	47.30	Carbonaceous Mudstone	SW	10	14	14	21	16	90%	100%	100%	90%	0%	0%	51	41
47.30	48.68	Sandstone	SW	16	14	13	21	22	100%	100%	100%	90%	0%	0%	62	56
48.68	52.85	Carbonaceous Mudstone	SW	20	10	8	15	17	90%	100%	100%	90%	0%	0%	53	43
52.85	54.13	Feldspar Porphyry	SW	20	10	12	18	17	100%	100%	100%	90%	0%	0%	56	51
54.13	55.44	Carbonaceous Mudstone	SW	20	12	6	15	17	90%	100%	100%	90%	0%	0%	53	43
55.44	56.38	Sandstone	SW	20	12	20	24	16	100%	100%	100%	90%	0%	0%	64	57
56.38	68.27	Carbonaceous Mudstone	SW	20	12	11	18	17	90%	100%	100%	90%	0%	0%	57	46
68.27	70.33	Sandstone	SW	16	12	13	21	21	100%	100%	100%	90%	0%	0%	60	54
70.33	117.25	Carbonaceous Mudstone	SW	20	10	12	18	20	90%	100%	100%	90%	0%	0%	60	49
117.25	125.27	Feldspar Porphyry	SW	20	12	20	29	20	100%	100%	100%	90%	0%	0%	70	63
125.27	132.82	Mafic Feldspar Porphyry	SW	20	12	20	28	23	100%	100%	100%	90%	0%	0%	73	66
132.82	135.15	Feldspar Porphyry	SW	20	6	4	10	22	100%	100%	100%	90%	0%	0%	52	47
135.15	137.00	Feldspar Porphyry	SW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
137.00	143.92	Feldspar Porphyry	SW	20	6	17	21	27	100%	100%	100%	90%	0%	0%	69	62
143.92	157.38	Mafic Feldspar Porphyry	SW	20	4	18	24	27	100%	100%	100%	90%	0%	0%	70	63

	BANRO CONGO	TWANGIZA

Borehole: TDD114	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
157.38	159.11	Siltstone	SW	20	8	17	21	27	100%	100%	100%	90%	0%	0%	70	63
159.11	165.80	Carbonaceous Mudstone	SW	20	6	13	18	15	90%	100%	100%	90%	0%	0%	54	43
165.80	166.43	Sandstone	SW	20	12	11	18	18	100%	100%	100%	90%	0%	0%	58	52
166.43	169.48	Carbonaceous Mudstone	SW	20	10	17	24	13	90%	100%	100%	90%	0%	0%	59	48
169.48	172.65	Mafic Feldspar Porphyry	SW	20	8	13	18	22	100%	100%	100%	90%	0%	0%	62	56
172.65	190.88	Carbonaceous Mudstone	SW	20	10	17	21	14	90%	100%	100%	90%	0%	0%	58	47
190.88	191.97	Siltstone	SW	20	14	19	31	22	100%	100%	100%	90%	0%	0%	74	67
191.97	205.07	Carbonaceous Mudstone	SW	20	10	12	18	22	90%	100%	100%	90%	0%	0%	62	50

	BANRO CONGO	TWANGIZA

Borehole: TDD115	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	8.59	Residual Soil	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
8.59	13.52	Feldspar Porphyry	HW	0	0	25	40	40	100%	100%	100%	90%	0%	0%	73	65
13.52	16.17	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
16.17	21.00	Mafic Feldspar Porphyry	HW	1	4	8	15	22	100%	100%	100%	90%	0%	0%	37	33
21.00	23.07	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
23.07	25.83	Mafic Feldspar Porphyry	HW	1	0	17	21	15	100%	100%	100%	90%	0%	0%	35	32
25.83	27.76	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
27.76	46.14	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
46.14	47.15	Mudstone	MW	2	0	2	7	22	100%	100%	100%	90%	0%	0%	29	26
47.15	47.61	Feldspar Porphyry	MW	2	0	3	7	22	100%	100%	100%	90%	0%	0%	29	26
47.61	48.98	Carbonaceous Mudstone	MW	2	2	4	7	22	95%	100%	100%	90%	0%	0%	30	26
48.98	49.46	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
49.46	51.00	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
51.00	51.71	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
51.71	53.15	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
53.15	53.82	Carbonaceous Mudstone	MW	2	0	15	21	15	95%	100%	100%	90%	0%	0%	36	31
53.82	54.12	Siltstone	MW	2	0	15	21	15	100%	100%	100%	90%	0%	0%	36	32

	BANRO CONGO	TWANGIZA

Borehole: TDD115	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
54.12	54.62	Carbonaceous Mudstone	MW	2	15	25	40	40	95%	100%	100%	90%	0%	0%	82	70
54.62	55.71	Carbonaceous Mudstone	MW	2	0	13	12	11	95%	100%	100%	90%	0%	0%	26	22
55.71	57.93	Mafic Feldspar Porphyry	MW	4	6	18	24	22	100%	100%	100%	90%	0%	0%	50	45
57.93	59.80	Carbonaceous Mudstone	SW	8	8	11	18	13	90%	100%	100%	90%	0%	0%	40	32
59.80	61.52	Siltstone	MW	8	8	18	26	13	100%	100%	100%	90%	0%	0%	47	43
61.52	70.28	Carbonaceous Mudstone	MW	6	2	8	15	18	95%	100%	100%	90%	0%	0%	36	31
70.28	91.97	Carbonaceous Mudstone	SW	16	4	9	15	19	90%	100%	100%	90%	0%	0%	49	40
91.97	92.74	Siltstone	SW	16	10	11	21	22	100%	100%	100%	90%	0%	0%	59	53
92.74	93.24	Mafic Feldspar Porphyry	UW	10	14	4	12	22	100%	100%	100%	90%	0%	0%	47	42
93.24	96.66	Mafic Feldspar Porphyry	SW	20	14	20	31	22	100%	100%	100%	90%	0%	0%	75	67
96.66	97.21	Feldspar Porphyry	SW	16	8	15	18	22	100%	100%	100%	90%	0%	0%	59	53
97.21	129.24	Carbonaceous Mudstone	SW	20	10	12	18	16	90%	100%	100%	90%	0%	0%	56	45
129.24	139.41	Carbonaceous Mudstone	UW	20	14	19	26	21	80%	100%	100%	90%	0%	0%	71	51
139.41	141.25	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
141.25	144.20	Carbonaceous Mudstone	UW	20	14	22	36	22	80%	100%	100%	90%	0%	0%	78	56
144.20	146.86	Siltstone	UW	20	12	15	24	23	100%	100%	100%	90%	0%	0%	69	62
146.86	148.31	Carbonaceous Mudstone	UW	20	10	19	34	20	80%	100%	100%	90%	0%	0%	72	52

	BANRO CONGO	TWANGIZA

Borehole: TDD115	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
148.31	148.67	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
148.67	155.21	Mafic Feldspar Porphyry	SW	20	14	22	36	22	100%	100%	100%	90%	0%	0%	78	70
155.21	156.97	Carbonaceous Mudstone	UW	20	2	25	40	40	80%	100%	100%	90%	0%	0%	94	67

	BANRO CONGO	TWANGIZA

Borehole: TDD116	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	7.66	Undifferentiated Saprolite	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
7.66	10.74	Mudstone	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
10.74	17.40	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
17.40	18.49	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
18.49	19.40	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
19.40	20.00	Mafic Feldspar Porphyry	MW	4	6	10	15	19	100%	100%	100%	90%	0%	0%	38	35
20.00	20.27	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
20.27	25.00	Mafic Feldspar Porphyry	MW	5	10	15	24	19	100%	100%	100%	90%	0%	0%	48	44
25.00	25.68	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
25.68	32.87	Mudstone	HW	1	12	11	18	21	100%	100%	100%	90%	0%	0%	42	38
32.87	36.48	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
36.48	38.71	Mudstone	MW	1	10	19	29	19	100%	100%	100%	90%	0%	0%	49	44
38.71	38.91	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
38.91	53.14	Mudstone	MW	4	4	13	18	23	100%	100%	100%	90%	0%	0%	45	40
53.14	55.42	Carbonaceous Mudstone	MW	5	8	5	10	22	95%	100%	100%	90%	0%	0%	38	32
55.42	55.94	Siltstone	MW	6	10	16	21	27	100%	100%	100%	90%	0%	0%	56	51
55.94	59.29	Carbonaceous Mudstone	SW	8	10	13	15	19	90%	100%	100%	90%	0%	0%	46	37

	BANRO CONGO	TWANGIZA

Borehole: TDD116	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
59.29	60.33	Sandstone	MW	8	10	11	18	19	100%	100%	100%	90%	0%	0%	47	42
60.33	61.32	Carbonaceous Mudstone	SW	8	14	21	29	22	90%	100%	100%	90%	0%	0%	62	50
61.32	61.52	Feldspar Porphyry	MW	1	15	25	40	40	100%	100%	100%	90%	0%	0%	81	73
61.52	61.88	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
61.88	62.21	Feldspar Porphyry	HW	5	10	25	40	40	100%	100%	100%	90%	0%	0%	83	74
62.21	72.77	Carbonaceous Mudstone	SW	12	12	15	18	23	90%	100%	100%	90%	0%	0%	57	47
72.77	73.96	Sandstone	MW	12	15	25	40	40	100%	100%	100%	90%	0%	0%	92	83
73.96	115.52	Carbonaceous Mudstone	SW	18	12	11	15	19	90%	100%	100%	90%	0%	0%	56	46
115.52	116.18	Siltstone	SW	18	10	10	18	15	100%	100%	100%	90%	0%	0%	52	47
116.18	120.12	Carbonaceous Mudstone	UW	18	14	15	21	18	80%	100%	100%	90%	0%	0%	62	44
120.12	123.81	Siltstone	UW	20	8	17	21	24	100%	100%	100%	90%	0%	0%	68	61
123.81	129.38	Mafic Feldspar Porphyry	UW	20	6	10	12	19	100%	100%	100%	90%	0%	0%	53	48
129.38	134.36	Feldspar Porphyry	UW	20	6	7	12	23	100%	100%	100%	90%	0%	0%	55	50
134.36	134.96	Mafic Feldspar Porphyry	UW	20	10	20	26	16	100%	100%	100%	90%	0%	0%	64	58
134.96	137.60	Feldspar Porphyry	UW	20	6	10	15	23	100%	100%	100%	90%	0%	0%	59	53
137.60	141.10	Mafic Feldspar Porphyry	UW	20	10	7	12	19	100%	100%	100%	90%	0%	0%	54	48
141.10	143.61	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90

	BANRO CONGO	TWANGIZA

Borehole: TDD116	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
143.61	149.90	Mudstone	UW	20	12	16	24	14	100%	100%	100%	90%	0%	0%	60	54
149.90	150.80	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
150.80	152.50	Mafic Feldspar Porphyry	UW	20	12	11	15	19	100%	100%	100%	90%	0%	0%	58	52
152.50	156.20	Feldspar Porphyry	SW	20	2	8	10	23	100%	100%	100%	90%	0%	0%	53	48
156.20	166.78	Mafic Feldspar Porphyry	SW	20	2	9	12	19	100%	100%	100%	90%	0%	0%	51	46
166.78	171.68	Mafic Feldspar Porphyry	UW	20	12	14	21	19	100%	100%	100%	90%	0%	0%	62	56
171.68	177.92	Mafic Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
177.92	180.69	Feldspar Porphyry	UW	20	14	20	29	16	100%	100%	100%	90%	0%	0%	68	61
180.69	183.89	Carbonaceous Mudstone	UW	20	12	15	24	14	80%	100%	100%	90%	0%	0%	60	43
183.89	186.80	Mafic Feldspar Porphyry	UW	20	14	21	34	16	100%	100%	100%	90%	0%	0%	71	64
186.80	189.14	Carbonaceous Mudstone	UW	20	12	12	18	15	80%	100%	100%	90%	0%	0%	56	40
189.14	189.62	Siltstone	UW	20	0	15	21	16	100%	100%	100%	90%	0%	0%	54	49
189.62	192.26	Carbonaceous Mudstone	UW	20	15	25	40	40	80%	100%	100%	90%	0%	0%	100	72
192.26	204.13	Carbonaceous Mudstone	UW	20	10	14	21	26	80%	100%	100%	90%	0%	0%	69	50
204.13	207.28	Carbonaceous Mudstone	UW	20	15	25	40	40	80%	100%	100%	90%	0%	0%	100	72
207.28	213.00	Carbonaceous Mudstone	UW	20	15	13	18	17	80%	100%	100%	90%	0%	0%	60	43
213.00	218.88	Carbonaceous Mudstone	UW	20	15	25	40	40	80%	100%	100%	90%	0%	0%	100	72

	BANRO CONGO	TWANGIZA

Borehole: TDD116	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
218.88	225.15	Carbonaceous Mudstone	UW	20	12	12	18	14	80%	100%	100%	90%	0%	0%	55	40

	BANRO CONGO	TWANGIZA

Borehole: TDD117	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	2.74	Residual Soil	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
2.74	9.26	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
9.26	12.75	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
12.75	29.70	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
29.70	54.34	Mudstone	MW	1	4	9	15	15	100%	100%	100%	90%	0%	0%	31	27
54.34	55.69	Siltstone	MW	1	10	5	10	15	100%	100%	100%	90%	0%	0%	29	26
55.69	60.76	Carbonaceous Mudstone	MW	2	6	7	12	15	95%	100%	100%	90%	0%	0%	30	26
60.76	62.65	Siltstone	MW	2	10	7	15	15	100%	100%	100%	90%	0%	0%	34	30
62.65	72.93	Carbonaceous Mudstone	MW	2	8	11	18	19	95%	100%	100%	90%	0%	0%	39	33
72.93	73.50	Carbonaceous Mudstone	HW	1	10	4	10	22	100%	100%	100%	90%	0%	0%	35	32
73.50	83.00	Carbonaceous Mudstone	MW	6	8	8	15	18	95%	100%	100%	90%	0%	0%	39	34
83.00	86.25	Siltstone	MW	8	6	6	12	19	100%	100%	100%	90%	0%	0%	39	35
86.25	89.50	Carbonaceous Mudstone	SW	10	8	5	10	17	90%	100%	100%	90%	0%	0%	39	32
89.50	90.92	Siltstone	SW	10	8	4	10	15	100%	100%	100%	90%	0%	0%	37	33
90.92	91.88	Carbonaceous Mudstone	SW	10	6	4	7	19	90%	100%	100%	90%	0%	0%	37	30
91.88	93.91	Siltstone	SW	10	8	5	12	20	100%	100%	100%	90%	0%	0%	43	39
93.91	98.38	Carbonaceous Mudstone	SW	16	8	7	12	19	90%	100%	100%	90%	0%	0%	48	39

	BANRO CONGO	TWANGIZA

Borehole: TDD117	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
98.38	99.92	Siltstone	MW	6	8	12	15	19	100%	100%	100%	90%	0%	0%	43	38
99.92	105.26	Carbonaceous Mudstone	SW	16	4	6	10	16	90%	100%	100%	90%	0%	0%	42	34
105.26	106.16	Siltstone	SW	16	6	5	10	19	100%	100%	100%	90%	0%	0%	46	41
106.16	124.49	Carbonaceous Mudstone	SW	16	4	8	12	19	90%	100%	100%	90%	0%	0%	47	38
124.49	126.10	Feldspar Porphyry	SW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
126.10	128.19	Carbonaceous Mudstone	SW	20	8	25	40	40	90%	100%	100%	90%	0%	0%	97	78
128.19	128.98	Feldspar Porphyry	SW	20	14	20	24	20	100%	100%	100%	90%	0%	0%	69	62
128.98	134.91	Carbonaceous Mudstone	UW	20	10	8	15	18	80%	100%	100%	90%	0%	0%	54	39
134.91	136.40	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
136.40	141.21	Carbonaceous Mudstone	UW	20	14	15	24	22	80%	100%	100%	90%	0%	0%	69	49
141.21	141.81	Siltstone	UW	20	10	19	21	22	100%	100%	100%	90%	0%	0%	67	60
141.81	147.97	Carbonaceous Mudstone	UW	20	8	14	21	22	80%	100%	100%	90%	0%	0%	64	46
147.97	149.70	Siltstone	MW	10	4	12	18	22	100%	100%	100%	90%	0%	0%	49	44
149.70	152.18	Carbonaceous Mudstone	SW	20	4	12	18	22	90%	100%	100%	90%	0%	0%	59	48
152.18	153.99	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
153.99	161.30	Mafic Feldspar Porphyry	SW	20	12	13	24	22	100%	100%	100%	90%	0%	0%	67	60
161.30	162.25	Feldspar Porphyry	SW	10	10	16	21	22	100%	100%	100%	90%	0%	0%	56	50

	BANRO CONGO	TWANGIZA

Borehole: TDD117	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
162.25	163.75	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
163.75	164.39	Feldspar Porphyry	SW	10	14	20	26	22	100%	100%	100%	90%	0%	0%	62	56
164.39	169.11	Siltstone	SW	20	0	5	10	22	100%	100%	100%	90%	0%	0%	50	45
169.11	172.19	Siltstone	UW	20	12	22	29	22	100%	100%	100%	90%	0%	0%	74	66
172.19	178.84	Carbonaceous Mudstone	UW	20	10	16	26	22	80%	100%	100%	90%	0%	0%	68	49
178.84	183.70	Siltstone	UW	20	10	14	21	22	100%	100%	100%	90%	0%	0%	64	58
183.70	188.00	Carbonaceous Mudstone	SW	20	4	11	15	22	90%	100%	100%	90%	0%	0%	57	46
188.00	189.82	Siltstone	UW	20	10	13	21	19	100%	100%	100%	90%	0%	0%	61	55
189.82	194.85	Carbonaceous Mudstone	UW	20	10	9	18	16	80%	100%	100%	90%	0%	0%	55	39
194.85	195.00	Siltstone	SW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90

	BANRO CONGO	TWANGIZA

Borehole: TDD118	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	0.87	Undifferentiated Soil	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
0.87	2.90	Undifferentiated Saprolite	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
2.90	7.10	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
7.10	7.30	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
7.30	9.93	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
9.93	12.03	Undifferentiated Soil	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
12.03	18.90	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
18.90	37.60	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
37.60	39.08	Carbonaceous Mudstone	MW	2	0	2	0	27	95%	100%	100%	90%	0%	0%	30	26
39.08	44.30	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
44.30	46.18	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
46.18	48.03	Siltstone	MW	5	4	4	7	27	100%	100%	100%	90%	0%	0%	40	36
48.03	49.24	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
49.24	50.00	Carbonaceous Mudstone	MW	2	0	3	7	26	95%	100%	100%	90%	0%	0%	33	28
50.00	51.08	Siltstone	MW	3	0	14	18	22	100%	100%	100%	90%	0%	0%	41	37
51.08	54.64	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
54.64	56.50	Mafic Feldspar Porphyry	MW	6	6	5	10	19	100%	100%	100%	90%	0%	0%	35	32

	BANRO CONGO	TWANGIZA

Borehole: TDD118	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
56.50	57.00	Feldspar Porphyry	MW	6	6	18	18	19	100%	100%	100%	90%	0%	0%	46	41
57.00	57.30	Mafic Feldspar Porphyry	MW	6	0	17	18	15	100%	100%	100%	90%	0%	0%	39	35
57.30	58.30	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
58.30	59.71	Carbonaceous Mudstone	MW	6	0	10	12	17	95%	100%	100%	90%	0%	0%	34	29
59.71	61.67	Mudstone	MW	6	6	11	15	15	100%	100%	100%	90%	0%	0%	37	34
61.67	63.94	Siltstone	MW	6	2	6	10	23	100%	100%	100%	90%	0%	0%	38	34
63.94	76.23	Carbonaceous Mudstone	MW	6	2	6	12	19	95%	100%	100%	90%	0%	0%	35	30
76.23	77.08	Siltstone	MW	10	0	2	2	16	100%	100%	100%	90%	0%	0%	27	25
77.08	81.46	Feldspar Porphyry	MW	4	0	4	5	24	100%	100%	100%	90%	0%	0%	32	29
81.46	84.62	Mafic Feldspar Porphyry	MW	8	4	7	15	17	100%	100%	100%	90%	0%	0%	38	35
84.62	89.34	Mafic Feldspar Porphyry	MW	10	0	6	10	20	100%	100%	100%	90%	0%	0%	38	34
89.34	91.66	Mafic Feldspar Porphyry	SW	16	10	8	15	22	100%	100%	100%	90%	0%	0%	55	49
91.66	99.62	Mafic Feldspar Porphyry	MW	10	10	11	15	26	100%	100%	100%	90%	0%	0%	54	48
99.62	103.03	Mafic Feldspar Porphyry	MW	10	2	5	10	20	100%	100%	100%	90%	0%	0%	38	35
103.03	104.80	Mafic Feldspar Porphyry	SW	16	2	10	15	27	100%	100%	100%	90%	0%	0%	57	51
104.80	106.04	Feldspar Porphyry	MW	10	8	4	10	22	100%	100%	100%	90%	0%	0%	43	39
106.04	106.23	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0

	BANRO CONGO	TWANGIZA

Borehole: TDD118	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
106.23	106.52	Carbonaceous Mudstone	MW	6	0	1	0	22	95%	100%	100%	90%	0	0	28	24
106.52	106.62	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0	0	0	0
106.62	108.94	Carbonaceous Mudstone	MW	10	2	4	7	20	95%	100%	100%	90%	0	0	36	31
108.94	109.35	Sandstone	SW	16	8	18	21	22	100%	100%	100%	90%	0	0	61	55
109.35	111.16	Siltstone	MW	6	2	3	5	25	100%	100%	100%	90%	0	0	36	32
111.16	112.77	Feldspar Porphyry	SW	16	4	3	7	22	100%	100%	100%	90%	0	0	45	41
112.77	112.91	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0	0	0	0
112.91	115.03	Feldspar Porphyry	MW	6	0	5	7	23	100%	100%	100%	90%	0	0	35	31
115.03	115.76	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0	0	0	0
115.76	117.42	Feldspar Porphyry	SW	16	6	6	15	27	100%	100%	100%	90%	0	0	57	51
117.42	119.08	Feldspar Porphyry	UW	20	12	7	15	22	100%	100%	100%	90%	0	0	59	53
119.08	120.70	Feldspar Porphyry	UW	20	10	12	18	22	100%	100%	100%	90%	0	0	62	56
120.70	126.24	Carbonaceous Mudstone	UW	20	10	8	15	14	80%	100%	100%	90%	0	0	50	36
126.24	131.49	Carbonaceous Mudstone	UW	20	4	6	12	22	80%	100%	100%	90%	0	0	53	38
131.49	136.61	Carbonaceous Mudstone	UW	20	8	9	15	21	80%	100%	100%	90%	0	0	57	41
136.61	144.14	Feldspar Porphyry	SW	20	12	15	21	22	100%	100%	100%	90%	0	0	66	59
144.14	144.88	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0	0	0	0

	BANRO CONGO	TWANGIZA

Borehole: TDD118	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
144.88	155.50	Feldspar Porphyry	SW	20	12	11	18	23	100%	100%	100%	90%	0%	0%	64	57
155.50	157.96	Carbonaceous Mudstone	SW	18	2	4	7	15	90%	100%	100%	90%	0%	0%	39	32
157.96	187.35	Carbonaceous Mudstone	UW	20	10	11	18	17	80%	100%	100%	90%	0%	0%	56	41
187.35	188.70	Siltstone	UW	20	14	13	21	24	100%	100%	100%	90%	0%	0%	68	61
188.70	195.03	Carbonaceous Mudstone	UW	20	6	7	12	11	80%	100%	100%	90%	0%	0%	44	31
195.03	210.16	Feldspar Porphyry	UW	20	12	12	21	17	100%	100%	100%	90%	0%	0%	60	54
210.16	211.35	Mafic Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
211.35	213.65	Feldspar Porphyry	UW	20	12	24	36	22	100%	100%	100%	90%	0%	0%	78	70
213.65	214.22	Mafic Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
214.22	215.54	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
215.54	216.64	Mudstone	UW	20	14	15	21	22	100%	100%	100%	90%	0%	0%	67	60
216.64	217.35	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
217.35	218.80	Siltstone	UW	20	15	21	29	40	100%	100%	100%	90%	0%	0%	93	83
218.80	223.34	Carbonaceous Mudstone	UW	20	12	10	18	18	80%	100%	100%	90%	0%	0%	58	42
223.34	244.70	Siltstone	UW	20	14	18	26	19	100%	100%	100%	90%	0%	0%	68	62
244.70	249.71	Carbonaceous Mudstone	UW	20	12	21	24	16	80%	100%	100%	90%	0%	0%	65	47
249.71	250.70	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90

	BANRO CONGO	TWANGIZA

Borehole: TDD118	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
250.70	251.87	Carbonaceous Mudstone	UW	20	14	22	31	10	80%	100%	100%	90%	0%	0%	64	46
251.87	252.69	Sandstone	UW	20	12	17	24	24	100%	100%	100%	90%	0%	0%	70	63
252.69	255.50	Feldspar Porphyry	UW	20	12	10	18	16	100%	100%	100%	90%	0%	0%	56	51
255.50	256.65	Feldspar Porphyry	MW	5	6	5	12	20	100%	100%	100%	90%	0%	0%	37	33
256.65	256.92	Feldspar Porphyry	HW	1	0	25	40	40	100%	100%	100%	90%	0%	0%	74	66
256.92	257.12	Feldspar Porphyry	MW	5	0	17	12	23	100%	100%	100%	90%	0%	0%	42	38
257.12	265.98	Mafic Feldspar Porphyry	SW	16	10	11	18	22	100%	100%	100%	90%	0%	0%	58	52

	BANRO CONGO	TWANGIZA

Borehole: TDD119	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	2.87	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
2.87	3.57	Carbonaceous Mudstone	MW	1	14	25	40	40	95%	100%	100%	90%	0%	0%	81	69
3.57	4.85	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
4.85	6.00	Carbonaceous Mudstone	MW	1	4	10	15	18	95%	100%	100%	90%	0%	0%	33	28
6.00	17.84	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
17.84	24.88	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
24.88	27.82	Feldspar Porphyry	MW	3	6	7	15	19	100%	100%	100%	90%	0%	0%	36	32
27.82	31.83	Mafic Feldspar Porphyry	SW	20	8	15	26	17	100%	100%	100%	90%	0%	0%	62	56
31.83	32.75	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
32.75	33.39	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
33.39	34.10	Mafic Feldspar Porphyry	MW	5	14	20	29	15	100%	100%	100%	90%	0%	0%	52	47
34.10	36.48	Mudstone	MW	5	10	7	12	19	100%	100%	100%	90%	0%	0%	38	34
36.48	39.20	Carbonaceous Mudstone	SW	8	12	6	12	20	90%	100%	100%	90%	0%	0%	43	35
39.20	45.38	Mudstone	SW	8	10	7	15	22	100%	100%	100%	90%	0%	0%	46	41
45.38	47.47	Siltstone	SW	8	8	7	15	19	100%	100%	100%	90%	0%	0%	42	38
47.47	55.30	Mudstone	SW	14	8	6	10	23	100%	100%	100%	90%	0%	0%	49	44
55.30	65.87	Carbonaceous Mudstone	SW	16	8	11	18	17	90%	100%	100%	90%	0%	0%	51	41

	BANRO CONGO	TWANGIZA

Borehole: TDD119	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
65.87	67.28	Siltstone	SW	16	6	12	18	17	100%	100%	100%	90%	0%	0%	51	46
67.28	80.58	Carbonaceous Mudstone	UW	16	12	13	21	16	80%	100%	100%	90%	0%	0%	55	40
80.58	104.80	Carbonaceous Mudstone	UW	20	8	7	12	16	80%	100%	100%	90%	0%	0%	49	35
104.80	108.62	Carbonaceous Mudstone	UW	20	14	16	26	18	80%	100%	100%	90%	0%	0%	67	48
108.62	112.50	Feldspar Porphyry	UW	20	14	22	38	16	100%	100%	100%	90%	0%	0%	74	66
112.50	113.28	Feldspar Porphyry	UW	16	15	25	40	40	100%	100%	100%	90%	0%	0%	96	86
113.28	115.75	Carbonaceous Mudstone	UW	20	12	7	15	25	80%	100%	100%	90%	0%	0%	62	45
115.75	119.58	Feldspar Porphyry	SW	20	10	12	18	16	100%	100%	100%	90%	0%	0%	56	51
119.58	122.60	Feldspar Porphyry	UW	20	15	23	34	16	100%	100%	100%	90%	0%	0%	73	65
122.60	124.61	Siltstone	UW	20	6	10	15	23	100%	100%	100%	90%	0%	0%	58	52
124.61	126.33	Carbonaceous Mudstone	UW	20	12	13	21	15	80%	100%	100%	90%	0%	0%	59	42
126.33	129.30	Siltstone	UW	20	10	13	21	17	100%	100%	100%	90%	0%	0%	59	53
129.30	131.80	Carbonaceous Mudstone	UW	20	2	3	5	14	80%	100%	100%	90%	0%	0%	39	28
131.80	133.10	Siltstone	UW	20	6	9	12	15	100%	100%	100%	90%	0%	0%	49	44
133.10	141.13	Carbonaceous Mudstone	UW	20	8	7	12	15	80%	100%	100%	90%	0%	0%	49	35
141.13	175.97	Carbonaceous Mudstone	UW	20	14	15	24	16	80%	100%	100%	90%	0%	0%	62	45

	BANRO CONGO	TWANGIZA

Borehole: TDD120	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	14.14	Undifferentiated Saprolite	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
14.14	14.76	Mafic Feldspar Porphyry	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
14.76	15.35	Mafic Feldspar Porphyry	MW	2	8	11	15	26	100%	100%	100%	90%	0%	0%	45	41
15.35	15.42	Mafic Feldspar Porphyry	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
15.42	15.90	Mafic Feldspar Porphyry	MW	6	8	16	24	22	100%	100%	100%	90%	0%	0%	52	47
15.90	27.46	Mafic Feldspar Porphyry	MW	10	10	11	18	19	100%	100%	100%	90%	0%	0%	48	43
27.46	28.41	Mudstone	MW	8	8	11	18	20	100%	100%	100%	90%	0%	0%	47	42
28.41	29.10	Mafic Feldspar Porphyry	MW	10	0	18	29	31	100%	100%	100%	90%	0%	0%	64	58
29.10	30.33	Mudstone	MW	8	10	21	24	20	100%	100%	100%	90%	0%	0%	56	50
30.33	31.84	Carbonaceous Mudstone	SW	12	6	16	21	20	90%	100%	100%	90%	0%	0%	54	44
31.84	32.32	Carbonaceous Mudstone	SW	12	0	2	0	19	90%	100%	100%	90%	0%	0%	32	26
32.32	54.90	Carbonaceous Mudstone	SW	18	10	9	15	16	90%	100%	100%	90%	0%	0%	51	42
54.90	75.05	Carbonaceous Mudstone	UW	20	14	14	24	20	80%	100%	100%	90%	0%	0%	66	47
75.05	80.80	Carbonaceous Mudstone	UW	20	12	19	31	22	80%	100%	100%	90%	0%	0%	73	53
80.80	81.64	Siltstone	UW	20	10	17	24	27	100%	100%	100%	90%	0%	0%	73	65
81.64	82.60	Carbonaceous Mudstone	UW	20	15	25	40	40	80%	100%	100%	90%	0%	0%	100	72
82.60	83.30	Siltstone	UW	20	8	18	29	32	100%	100%	100%	90%	0%	0%	80	72

	BANRO CONGO	TWANGIZA

Borehole: TDD120	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
83.30	87.08	Carbonaceous Mudstone	UW	20	14	19	31	22	80%	100%	100%	90%	0%	0%	74	53
87.08	96.59	Feldspar Porphyry	UW	20	14	24	34	22	100%	100%	100%	90%	0%	0%	78	70
96.59	97.07	Mudstone	UW	20	14	19	24	27	100%	100%	100%	90%	0%	0%	76	68
97.07	97.25	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
97.25	97.45	Mudstone	UW	20	14	25	40	40	100%	100%	100%	90%	0%	0%	100	90
97.45	97.77	Feldspar Porphyry	UW	20	10	14	21	27	100%	100%	100%	90%	0%	0%	70	63
97.77	98.78	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
98.78	104.33	Carbonaceous Mudstone	UW	20	14	22	36	22	80%	100%	100%	90%	0%	0%	78	56
104.33	105.03	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
105.03	147.27	Carbonaceous Mudstone	UW	20	12	15	24	22	80%	100%	100%	90%	0%	0%	68	49
147.27	147.41	Feldspar Porphyry	UW	20	0	15	12	22	100%	100%	100%	90%	0%	0%	55	50
147.41	148.37	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
148.37	153.23	Feldspar Porphyry	UW	20	10	14	21	22	100%	100%	100%	90%	0%	0%	65	58
153.23	177.07	Carbonaceous Mudstone	UW	20	14	15	24	21	80%	100%	100%	90%	0%	0%	68	49

	BANRO CONGO	TWANGIZA

Borehole: TDD121	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	2.22	Mudstone	MW	4	8	6	12	22	100%	100%	100%	90%	0%	0%	39	35
2.22	12.01	Carbonaceous Mudstone	MW	4	6	8	12	22	95%	100%	100%	90%	0%	0%	39	33
12.01	12.40	Siltstone	MW	4	10	16	24	15	100%	100%	100%	90%	0%	0%	44	40
12.40	14.23	Carbonaceous Mudstone	MW	4	8	6	12	22	95%	100%	100%	90%	0%	0%	39	33
14.23	28.06	Mudstone	MW	4	2	5	10	22	100%	100%	100%	90%	0%	0%	34	31
28.06	34.00	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
34.00	35.11	Siltstone	SW	10	10	7	18	22	100%	100%	100%	90%	0%	0%	50	45
35.11	35.84	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
35.84	39.25	Feldspar Porphyry	MW	3	12	20	31	15	100%	100%	100%	90%	0%	0%	50	45
39.25	45.63	Feldspar Porphyry	SW	20	10	12	21	16	100%	100%	100%	90%	0%	0%	58	52
45.63	47.36	Feldspar Porphyry	SW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
47.36	49.52	Carbonaceous Mudstone	SW	20	12	16	21	11	90%	100%	100%	90%	0%	0%	56	45
49.52	62.75	Carbonaceous Mudstone	SW	20	6	9	15	17	90%	100%	100%	90%	0%	0%	52	42
62.75	63.93	Siltstone	SW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
63.93	78.00	Carbonaceous Mudstone	SW	20	6	9	15	14	90%	100%	100%	90%	0%	0%	48	39
78.00	79.30	Carbonaceous Mudstone	SW	20	0	3	7	11	90%	100%	100%	90%	0%	0%	36	29
79.30	81.44	Siltstone	SW	20	6	6	12	11	100%	100%	100%	90%	0%	0%	43	39

	BANRO CONGO	TWANGIZA

Borehole: TDD121	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
81.44	86.28	Carbonaceous Mudstone	SW	20	2	4	10	22	90%	100%	100%	90%	0%	0%	50	41
86.28	108.53	Carbonaceous Mudstone	UW	20	6	9	15	16	80%	100%	100%	90%	0%	0%	51	37
108.53	109.81	Siltstone	UW	20	12	18	26	22	100%	100%	100%	90%	0%	0%	70	63
109.81	115.66	Carbonaceous Mudstone	UW	20	10	10	15	14	80%	100%	100%	90%	0%	0%	52	37
115.66	116.32	Siltstone	UW	20	12	17	26	13	100%	100%	100%	90%	0%	0%	61	55
116.32	119.40	Carbonaceous Mudstone	UW	20	10	13	21	13	80%	100%	100%	90%	0%	0%	55	40
119.40	121.90	Siltstone	UW	20	12	15	26	22	100%	100%	100%	90%	0%	0%	69	62
121.90	127.48	Carbonaceous Mudstone	UW	20	10	13	18	22	80%	100%	100%	90%	0%	0%	63	45
127.48	128.23	Siltstone	UW	20	12	10	15	22	100%	100%	100%	90%	0%	0%	61	54
128.23	130.83	Carbonaceous Mudstone	UW	20	0	6	15	18	80%	100%	100%	90%	0%	0%	49	35
130.83	133.28	Siltstone	UW	20	12	13	21	21	100%	100%	100%	90%	0%	0%	64	57
133.28	135.62	Carbonaceous Mudstone	UW	20	14	20	31	20	80%	100%	100%	90%	0%	0%	72	52
135.62	136.72	Siltstone	UW	20	14	12	21	21	100%	100%	100%	90%	0%	0%	65	58
136.72	138.64	Carbonaceous Mudstone	UW	20	10	19	29	27	80%	100%	100%	90%	0%	0%	76	55
138.64	140.49	Siltstone	UW	20	14	16	21	22	100%	100%	100%	90%	0%	0%	68	61
140.49	146.75	Carbonaceous Mudstone	UW	20	14	18	28	21	80%	100%	100%	90%	0%	0%	71	51
146.75	147.91	Carbonaceous Mudstone	UW	20	6	10	18	16	80%	100%	100%	90%	0%	0%	53	38

	BANRO CONGO	TWANGIZA

Borehole: TDD121	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
147.91	149.95	Siltstone	UW	20	14	19	28	24	100%	100%	100%	90%	0%	0%	75	67
149.95	151.27	Carbonaceous Mudstone	UW	20	14	23	34	24	80%	100%	100%	90%	0%	0%	80	58
151.27	152.45	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
152.45	155.75	Carbonaceous Mudstone	UW	20	14	23	31	20	80%	100%	100%	90%	0%	0%	74	53
155.75	158.18	Siltstone	UW	20	15	18	24	23	100%	100%	100%	90%	0%	0%	72	65
158.18	161.21	Carbonaceous Mudstone	UW	20	15	25	40	40	80%	100%	100%	90%	0%	0%	100	72
161.21	164.31	Siltstone	UW	20	15	25	36	20	100%	100%	100%	90%	0%	0%	78	70
164.31	170.20	Carbonaceous Mudstone	UW	20	15	25	34	22	80%	100%	100%	90%	0%	0%	79	57
170.20	172.27	Siltstone	UW	20	14	16	28	20	100%	100%	100%	90%	0%	0%	69	62
172.27	174.11	Carbonaceous Mudstone	UW	20	6	11	18	21	80%	100%	100%	90%	0%	0%	58	42
174.11	175.72	Siltstone	UW	20	14	20	34	27	100%	100%	100%	90%	0%	0%	81	73
175.72	182.09	Carbonaceous Mudstone	UW	20	14	22	26	22	80%	100%	100%	90%	0%	0%	73	53
182.09	185.47	Siltstone	UW	20	14	19	29	22	100%	100%	100%	90%	0%	0%	73	66
185.47	194.43	Carbonaceous Mudstone	UW	20	10	17	26	23	80%	100%	100%	90%	0%	0%	69	50
194.43	196.02	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
196.02	198.38	Carbonaceous Mudstone	UW	20	14	9	18	20	80%	100%	100%	90%	0%	0%	61	44
198.38	199.16	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90

	BANRO CONGO	TWANGIZA

Borehole: TDD121	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
199.16	200.20	Carbonaceous Mudstone	UW	20	15	25	40	40	80%	100%	100%	90%	0%	0%	100	72

	BANRO CONGO	TWANGIZA

Borehole: TDD122	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	1.53	Undifferentiated Soil	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
1.53	21.77	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
21.77	23.40	Mafic Feldspar Porphyry	MW	4	10	20	24	22	100%	100%	100%	90%	0%	0%	53	48
23.40	24.90	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
24.90	24.97	Carbonaceous Mudstone	MW	3	0	14	12	22	95%	100%	100%	90%	0%	0%	38	33
24.97	25.27	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
25.27	25.52	Siltstone	MW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
25.52	26.22	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
26.22	30.03	Carbonaceous Mudstone	MW	6	4	7	15	22	95%	100%	100%	90%	0%	0%	41	35
30.03	31.24	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
31.24	32.92	Carbonaceous Mudstone	MW	6	0	5	10	21	95%	100%	100%	90%	0%	0%	34	29
32.92	36.00	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
36.00	39.42	Carbonaceous Mudstone	MW	6	8	8	15	22	95%	100%	100%	90%	0%	0%	44	37
39.42	40.75	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
40.75	41.22	Siltstone	MW	6	4	9	15	18	100%	100%	100%	90%	0%	0%	38	34
41.22	44.64	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
44.64	49.76	Carbonaceous Mudstone	MW	5	8	8	15	20	95%	100%	100%	90%	0%	0%	41	35

	BANRO CONGO	TWANGIZA

Borehole: TDD122	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
49.76	52.56	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
52.56	57.55	Carbonaceous Mudstone	MW	5	4	4	7	22	95%	100%	100%	90%	0%	0%	35	30
57.55	59.52	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
59.52	59.85	Carbonaceous Mudstone	MW	5	0	15	10	19	95%	100%	100%	90%	0%	0%	36	31
59.85	60.00	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
60.00	61.91	Carbonaceous Mudstone	MW	5	8	6	10	19	95%	100%	100%	90%	0%	0%	36	31
61.91	62.78	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
62.78	73.13	Carbonaceous Mudstone	MW	4	4	7	15	18	95%	100%	100%	90%	0%	0%	35	30
73.13	75.72	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
75.72	80.88	Carbonaceous Mudstone	MW	5	4	4	7	24	95%	100%	100%	90%	0%	0%	36	31
80.88	90.66	Carbonaceous Mudstone	SW	16	4	7	12	11	90%	100%	100%	90%	0%	0%	39	31
90.66	91.03	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
91.03	96.57	Carbonaceous Mudstone	SW	16	8	8	15	22	90%	100%	100%	90%	0%	0%	54	44
96.57	97.61	Carbonaceous Mudstone	MW	6	0	2	2	22	95%	100%	100%	90%	0%	0%	30	26
97.61	100.41	Carbonaceous Mudstone	SW	16	6	3	5	24	90%	100%	100%	90%	0%	0%	47	38
100.41	101.85	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
101.85	116.22	Carbonaceous Mudstone	SW	16	4	5	10	22	90%	100%	100%	90%	0%	0%	48	39

	BANRO CONGO	TWANGIZA

Borehole: TDD122	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
116.22	116.67	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
116.67	122.22	Carbonaceous Mudstone	SW	16	4	3	5	19	90%	100%	100%	90%	0%	0%	41	33
122.22	124.35	Carbonaceous Mudstone	SW	16	10	14	21	27	90%	100%	100%	90%	0%	0%	66	53
124.35	124.55	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
124.55	125.35	Carbonaceous Mudstone	SW	18	12	11	18	22	90%	100%	100%	90%	0%	0%	60	49
125.35	125.78	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
125.78	126.04	Carbonaceous Mudstone	SW	16	0	6	7	27	90%	100%	100%	90%	0%	0%	50	40
126.04	126.35	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
126.35	126.93	Carbonaceous Mudstone	SW	16	8	16	21	27	90%	100%	100%	90%	0%	0%	66	53
126.93	127.20	Carbonaceous Mudstone	SW	16	0	1	0	24	90%	100%	100%	90%	0%	0%	41	33
127.20	129.48	Carbonaceous Mudstone	SW	16	6	7	15	23	90%	100%	100%	90%	0%	0%	53	43
129.48	130.53	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
130.53	130.70	Carbonaceous Mudstone	SW	16	0	5	5	20	90%	100%	100%	90%	0%	0%	41	34
130.70	130.87	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
130.87	131.15	Carbonaceous Mudstone	SW	16	0	6	5	20	90%	100%	100%	90%	0%	0%	42	34
131.15	136.24	Carbonaceous Mudstone	UW	3	10	10	18	19	80%	100%	100%	90%	0%	0%	41	30
136.24	136.85	Carbonaceous Mudstone	SW	16	0	1	0	22	90%	100%	100%	90%	0%	0%	38	31

	BANRO CONGO	TWANGIZA

Borehole: TDD122	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
136.85	167.72	Carbonaceous Mudstone	UW	20	12	11	18	21	80%	100%	100%	90%	0%	0%	61	44
167.72	168.90	Siltstone	UW	20	14	14	18	22	100%	100%	100%	90%	0%	0%	65	58
168.90	170.15	Carbonaceous Mudstone	UW	20	12	14	18	20	80%	100%	100%	90%	0%	0%	62	45

	BANRO CONGO	TWANGIZA

Borehole: TDD123	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	2.92	Undifferentiated Soil	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
2.92	4.58	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
4.58	20.38	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
20.38	31.07	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
31.07	35.24	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
35.24	37.45	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
37.45	39.93	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
39.93	40.23	Feldspar Porphyry	MW	1	12	18	21	22	100%	100%	100%	90%	0%	0%	49	44
40.23	43.74	Mudstone	MW	1	6	9	15	15	100%	100%	100%	90%	0%	0%	31	28
43.74	43.89	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
43.89	44.77	Mudstone	MW	2	4	9	15	15	100%	100%	100%	90%	0%	0%	32	28
44.77	46.74	Siltstone	MW	3	4	11	15	15	100%	100%	100%	90%	0%	0%	33	30
46.74	59.30	Mudstone	MW	6	8	10	18	18	100%	100%	100%	90%	0%	0%	42	38
59.30	74.00	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
74.00	77.24	Mudstone	HW	0	0	25	40	40	100%	100%	100%	90%	0%	0%	73	65
77.24	78.43	Mudstone	MW	1	2	5	15	22	100%	100%	100%	90%	0%	0%	34	31
78.43	79.50	Mudstone	SW	6	4	10	15	18	100%	100%	100%	90%	0%	0%	38	34

	BANRO CONGO	TWANGIZA

Borehole: TDD123	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
79.50	81.75	Mudstone	MW	3	8	9	18	20	100%	100%	100%	90%	0%	0%	41	37
81.75	82.00	Mudstone	HW	0	0	25	40	40	100%	100%	100%	90%	0%	0%	73	65
82.00	82.48	Mudstone	MW	4	4	16	12	22	100%	100%	100%	90%	0%	0%	42	38
82.48	92.63	Carbonaceous Mudstone	SW	16	8	8	15	18	90%	100%	100%	90%	0%	0%	49	40
92.63	93.40	Mudstone	SW	16	6	11	12	16	100%	100%	100%	90%	0%	0%	47	42
93.40	94.48	Carbonaceous Mudstone	SW	16	12	6	15	15	90%	100%	100%	90%	0%	0%	48	39
94.48	97.40	Mudstone	SW	16	10	11	15	19	100%	100%	100%	90%	0%	0%	53	47
97.40	106.80	Carbonaceous Mudstone	UW	20	8	8	15	14	80%	100%	100%	90%	0%	0%	50	36
106.80	112.07	Siltstone	UW	20	12	11	21	19	100%	100%	100%	90%	0%	0%	61	55
112.07	114.23	Carbonaceous Mudstone	UW	20	8	8	15	21	80%	100%	100%	90%	0%	0%	56	40

	BANRO CONGO	TWANGIZA

Borehole: TDD124	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	3.98	Undifferentiated Soil	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
3.98	9.60	Undifferentiated Saprolite	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
9.60	9.72	Siltstone	MW	4	0	5	7	22	100%	100%	100%	90%	0%	0%	32	29
9.72	10.27	Undifferentiated Saprolite	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
10.27	10.87	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
10.87	11.00	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
11.00	12.30	Feldspar Porphyry	MW	4	0	2	2	15	100%	100%	100%	90%	0%	0%	21	19
12.30	13.47	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
13.47	14.70	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
14.70	15.53	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
15.53	15.70	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
15.70	16.80	Carbonaceous Mudstone	MW	3	0	3	5	22	95%	100%	100%	90%	0%	0%	29	25
16.80	17.88	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
17.88	19.22	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
19.22	22.54	Mudstone	MW	3	0	6	12	22	100%	100%	100%	90%	0%	0%	34	31
22.54	24.21	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
24.21	25.10	Mudstone	MW	3	0	2	0	22	100%	100%	100%	90%	0%	0%	26	23

	BANRO CONGO	TWANGIZA

Borehole: TDD124	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
25.10	27.07	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
27.07	33.30	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
33.30	35.41	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
35.41	45.35	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
45.35	47.26	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
47.26	55.30	Mafic Feldspar Porphyry	MW	4	10	15	21	19	100%	100%	100%	90%	0%	0%	46	42
55.30	56.13	Mafic Feldspar Porphyry	MW	4	0	3	5	22	100%	100%	100%	90%	0%	0%	30	27
56.13	56.96	Mafic Feldspar Porphyry	MW	2	6	4	10	22	100%	100%	100%	90%	0%	0%	34	31
56.96	59.11	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
59.11	59.71	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
59.71	59.95	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
59.95	66.60	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
66.60	67.73	Mudstone	MW	1	4	10	15	22	100%	100%	100%	90%	0%	0%	37	34
67.73	70.04	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
70.04	70.70	Mudstone	MW	1	2	4	10	15	100%	100%	100%	90%	0%	0%	24	22
70.70	76.71	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
76.71	77.18	Mudstone	MW	2	0	2	2	22	100%	100%	100%	90%	0%	0%	26	23

	BANRO CONGO	TWANGIZA

Borehole: TDD124	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
77.18	78.03	Siltstone	MW	8	4	5	10	27	100%	100%	100%	90%	0%	0%	44	40
78.03	80.10	Mudstone	MW	4	2	4	7	22	100%	100%	100%	90%	0%	0%	32	29
80.10	81.46	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
81.46	81.76	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
81.76	82.36	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
82.36	83.00	Carbonaceous Mudstone	MW	1	0	1	0	22	95%	100%	100%	90%	0%	0%	23	20
83.00	83.18	Siltstone	MW	1	0	1	0	22	100%	100%	100%	90%	0%	0%	24	21
83.18	84.15	Siltstone	MW	2	0	7	10	20	100%	100%	100%	90%	0%	0%	30	27
84.15	85.60	Feldspar Porphyry	MW	4	2	5	12	21	100%	100%	100%	90%	0%	0%	35	31
85.60	88.47	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
88.47	89.48	Mafic Feldspar Porphyry	MW	4	2	4	7	18	100%	100%	100%	90%	0%	0%	28	25
89.48	89.89	Feldspar Porphyry	MW	2	0	2	2	19	100%	100%	100%	90%	0%	0%	23	21
89.89	91.06	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
91.06	95.00	Feldspar Porphyry	MW	10	8	8	15	23	100%	100%	100%	90%	0%	0%	48	43
95.00	98.21	Feldspar Porphyry	MW	10	8	18	26	26	100%	100%	100%	90%	0%	0%	62	55
98.21	103.55	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
103.55	104.76	Feldspar Porphyry	MW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0

	BANRO CONGO	TWANGIZA

Borehole: TDD124	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
104.76	105.96	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
105.96	106.88	Mudstone	MW	4	0	2	2	27	100%	100%	100%	90%	0%	0%	33	30
106.88	114.69	Feldspar Porphyry	MW	10	8	9	18	25	100%	100%	100%	90%	0%	0%	53	47
114.69	117.24	Feldspar Porphyry	MW	4	2	3	7	22	100%	100%	100%	90%	0%	0%	32	29
117.24	119.34	Feldspar Porphyry	MW	10	10	6	15	24	100%	100%	100%	90%	0%	0%	49	44
119.34	119.82	Mafic Feldspar Porphyry	MW	10	0	14	12	22	100%	100%	100%	90%	0%	0%	45	41
119.82	120.43	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
120.43	122.16	Mafic Feldspar Porphyry	MW	10	8	5	10	23	100%	100%	100%	90%	0%	0%	45	40
122.16	122.43	Feldspar Porphyry	HW	10	8	18	21	22	100%	100%	100%	90%	0%	0%	55	50
122.43	122.55	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
122.55	122.62	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
122.62	123.74	Mafic Feldspar Porphyry	MW	10	6	4	10	27	100%	100%	100%	90%	0%	0%	47	43
123.74	124.52	Feldspar Porphyry	MW	6	2	9	15	25	100%	100%	100%	90%	0%	0%	44	40
124.52	125.00	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
125.00	125.27	Carbonaceous Mudstone	HW	2	0	1	0	22	100%	100%	100%	90%	0%	0%	25	22
125.27	130.00	Carbonaceous Mudstone	SW	16	2	4	7	13	90%	100%	100%	90%	0%	0%	35	28
130.00	130.54	Siltstone	SW	16	12	4	12	22	100%	100%	100%	90%	0%	0%	52	47

	BANRO CONGO	TWANGIZA

Borehole: TDD124	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
130.54	132.41	Feldspar Porphyry	MW	12	10	6	12	24	100%	100%	100%	90%	0%	0%	50	45
132.41	132.88	Feldspar Porphyry	MW	12	8	10	12	22	100%	100%	100%	90%	0%	0%	49	44
132.88	133.75	Mafic Feldspar Porphyry	MW	12	6	5	12	22	100%	100%	100%	90%	0%	0%	46	41
133.75	134.11	Feldspar Porphyry	MW	12	0	2	2	22	100%	100%	100%	90%	0%	0%	36	32
134.11	137.11	Feldspar Porphyry	MW	12	10	15	18	17	100%	100%	100%	90%	0%	0%	50	45
137.11	138.62	Feldspar Porphyry	MW	12	0	4	7	19	100%	100%	100%	90%	0%	0%	36	33
138.62	140.22	Mafic Feldspar Porphyry	MW	16	10	6	12	21	100%	100%	100%	90%	0%	0%	51	46
140.22	142.23	Feldspar Porphyry	MW	12	8	6	12	17	100%	100%	100%	90%	0%	0%	41	37
142.23	143.64	Feldspar Porphyry	SW	18	8	5	10	19	100%	100%	100%	90%	0%	0%	48	43
143.64	146.00	Feldspar Porphyry	MW	8	4	7	15	23	100%	100%	100%	90%	0%	0%	44	40
146.00	177.42	Mafic Feldspar Porphyry	MW	16	6	10	15	23	100%	100%	100%	90%	0%	0%	54	49
177.42	182.13	Feldspar Porphyry	MW	12	4	6	10	16	100%	100%	100%	90%	0%	0%	38	34
182.13	184.06	Mafic Feldspar Porphyry	MW	16	10	6	12	19	100%	100%	100%	90%	0%	0%	49	44
184.06	187.46	Feldspar Porphyry	MW	16	8	8	15	22	100%	100%	100%	90%	0%	0%	54	48
187.46	188.57	Feldspar Porphyry	SW	20	0	4	7	21	100%	100%	100%	90%	0%	0%	46	42
188.57	194.32	Siltstone	SW	20	8	7	15	18	100%	100%	100%	90%	0%	0%	53	48
194.32	201.13	Carbonaceous Mudstone	SW	16	2	5	10	22	90%	100%	100%	90%	0%	0%	47	38

	BANRO CONGO	TWANGIZA

Borehole: TDD124	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
201.13	207.66	Carbonaceous Mudstone	UW	20	10	14	21	22	80%	100%	100%	90%	0%	0%	64	46
207.66	208.15	Sandstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
208.15	212.09	Carbonaceous Mudstone	UW	20	12	15	24	22	80%	100%	100%	90%	0%	0%	68	49
212.09	214.66	Siltstone	UW	20	14	15	24	11	100%	100%	100%	90%	0%	0%	57	52
214.66	218.21	Carbonaceous Mudstone	UW	20	14	16	26	18	80%	100%	100%	90%	0%	0%	66	47
218.21	221.31	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
221.31	231.27	Carbonaceous Mudstone	UW	20	14	19	28	20	80%	100%	100%	90%	0%	0%	70	51
231.27	232.40	Siltstone	UW	20	15	16	24	25	100%	100%	100%	90%	0%	0%	72	65
232.40	237.18	Carbonaceous Mudstone	UW	20	14	20	31	20	80%	100%	100%	90%	0%	0%	73	52
237.18	237.66	Quartz vein	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
237.66	240.15	Siltstone	UW	20	10	8	18	18	100%	100%	100%	90%	0%	0%	56	50
240.15	242.03	Mudstone	UW	20	4	10	18	22	100%	100%	100%	90%	0%	0%	58	52
242.03	245.52	Mafic Feldspar Porphyry	SW	20	8	13	21	15	100%	100%	100%	90%	0%	0%	56	51
245.52	251.81	Feldspar Porphyry	SW	20	12	11	21	15	100%	100%	100%	90%	0%	0%	58	52
251.81	260.58	Mafic Feldspar Porphyry	SW	20	8	11	18	15	100%	100%	100%	90%	0%	0%	54	48
260.58	262.03	Feldspar Porphyry	SW	20	2	4	10	22	100%	100%	100%	90%	0%	0%	50	45
262.03	265.77	Carbonaceous Mudstone	UW	20	12	21	26	20	80%	100%	100%	90%	0%	0%	70	50

	BANRO CONGO	TWANGIZA

Borehole: TDD124	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
265.77	266.65	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
266.65	266.92	Mudstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
266.92	267.89	Mafic Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
267.89	268.63	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
268.63	271.36	Mudstone	UW	20	14	17	31	21	100%	100%	100%	90%	0%	0%	72	65
271.36	273.72	Feldspar Porphyry	UW	20	14	21	36	22	100%	100%	100%	90%	0%	0%	78	70
273.72	276.00	Mafic Feldspar Porphyry	UW	20	4	7	15	26	100%	100%	100%	90%	0%	0%	60	54
276.00	289.00	Mafic Feldspar Porphyry	UW	20	14	21	31	22	100%	100%	100%	90%	0%	0%	75	67
289.00	300.28	Mafic Feldspar Porphyry	UW	20	8	9	15	26	100%	100%	100%	90%	0%	0%	62	56
300.28	302.11	Mafic Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90

	BANRO CONGO	TWANGIZA

Borehole: TDD125	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	2.80	Residual Soil	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
2.80	6.10	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
6.10	9.41	Mudstone	MW	1	6	7	12	22	100%	100%	100%	90%	0%	0%	35	32
9.41	10.73	Carbonaceous Mudstone	MW	1	10	11	15	22	95%	100%	100%	90%	0%	0%	41	35
10.73	11.57	Mudstone	MW	1	6	5	12	21	100%	100%	100%	90%	0%	0%	34	30
11.57	15.77	Carbonaceous Mudstone	MW	2	6	8	15	21	95%	100%	100%	90%	0%	0%	38	32
15.77	16.79	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
16.79	18.29	Feldspar Porphyry	MW	2	15	25	40	40	100%	100%	100%	90%	0%	0%	82	74
18.29	18.97	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
18.97	20.28	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
20.28	29.28	Mudstone	MW	2	8	10	18	17	100%	100%	100%	90%	0%	0%	37	33
29.28	30.19	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
30.19	34.89	Mudstone	MW	1	4	6	12	19	100%	100%	100%	90%	0%	0%	31	28
34.89	44.28	Mudstone	MW	6	4	8	15	18	100%	100%	100%	90%	0%	0%	37	33
44.28	53.28	Carbonaceous Mudstone	SW	10	8	8	15	16	90%	100%	100%	90%	0%	0%	42	34
53.28	56.62	Siltstone	SW	10	8	7	15	14	100%	100%	100%	90%	0%	0%	39	35
56.62	57.08	Feldspar Porphyry	MW	6	12	25	40	40	100%	100%	100%	90%	0%	0%	85	76

	BANRO CONGO	TWANGIZA

Borehole: TDD125	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
57.08	57.32	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
57.32	57.71	Feldspar Porphyry	MW	4	15	25	40	40	100%	100%	100%	90%	0%	0%	84	76
57.71	69.55	Feldspar Porphyry	SW	16	14	14	24	20	100%	100%	100%	90%	0%	0%	62	56
69.55	70.29	Feldspar Porphyry	MW	2	6	4	10	23	100%	100%	100%	90%	0%	0%	35	32
70.29	71.28	Mudstone	SW	10	10	6	15	22	100%	100%	100%	90%	0%	0%	48	43
71.28	72.80	Carbonaceous Mudstone	SW	16	10	6	15	21	90%	100%	100%	90%	0%	0%	52	42
72.80	73.72	Siltstone	SW	16	0	15	18	16	100%	100%	100%	90%	0%	0%	49	44
73.72	75.76	Carbonaceous Mudstone	SW	16	0	5	7	17	90%	100%	100%	90%	0%	0%	39	31
75.76	77.68	Siltstone	UW	20	14	14	24	19	100%	100%	100%	90%	0%	0%	65	59
77.68	79.94	Carbonaceous Mudstone	UW	20	6	14	18	14	80%	100%	100%	90%	0%	0%	53	38
79.94	83.90	Siltstone	SW	20	14	11	21	17	100%	100%	100%	90%	0%	0%	60	54
83.90	84.28	Carbonaceous Mudstone	UW	20	14	11	15	21	80%	100%	100%	90%	0%	0%	61	44
84.28	87.00	Carbonaceous Mudstone	UW	20	4	6	12	16	80%	100%	100%	90%	0%	0%	47	34
87.00	90.22	Carbonaceous Mudstone	UW	20	12	15	21	26	80%	100%	100%	90%	0%	0%	70	51
90.22	113.54	Carbonaceous Mudstone	UW	20	4	8	12	13	80%	100%	100%	90%	0%	0%	45	32
113.54	116.59	Feldspar Porphyry	UW	20	14	12	26	21	100%	100%	100%	90%	0%	0%	67	60
116.59	132.11	Carbonaceous Mudstone	UW	20	4	9	15	12	80%	100%	100%	90%	0%	0%	46	33

	BANRO CONGO	TWANGIZA

Borehole: TDD125	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
132.11	141.68	Carbonaceous Mudstone	UW	20	12	10	18	16	80%	100%	100%	90%	0%	0%	57	41
141.68	143.12	Siltstone	UW	20	10	16	21	13	100%	100%	100%	90%	0%	0%	57	51
143.12	144.80	Carbonaceous Mudstone	UW	20	12	12	21	13	80%	100%	100%	90%	0%	0%	55	40
144.80	146.40	Siltstone	UW	20	10	19	29	16	100%	100%	100%	90%	0%	0%	65	59
146.40	149.73	Carbonaceous Mudstone	UW	20	14	18	31	18	80%	100%	100%	90%	0%	0%	70	50
149.73	154.11	Siltstone	UW	20	12	8	15	22	100%	100%	100%	90%	0%	0%	60	54
154.11	200.86	Carbonaceous Mudstone	UW	20	10	13	21	25	80%	100%	100%	90%	0%	0%	67	48
200.86	201.65	Siltstone	UW	20	14	21	29	22	100%	100%	100%	90%	0%	0%	74	67
201.65	207.15	Carbonaceous Mudstone	UW	20	10	18	28	25	80%	100%	100%	90%	0%	0%	73	53
207.15	207.65	Siltstone	UW	20	6	3	7	22	100%	100%	100%	90%	0%	0%	50	45
207.65	217.09	Carbonaceous Mudstone	UW	20	10	10	18	20	80%	100%	100%	90%	0%	0%	59	42
217.09	221.21	Siltstone	UW	20	14	22	29	13	100%	100%	100%	90%	0%	0%	66	59
221.21	229.07	Carbonaceous Mudstone	UW	20	12	16	24	19	80%	100%	100%	90%	0%	0%	65	47
229.07	230.21	Siltstone	UW	20	12	13	24	22	100%	100%	100%	90%	0%	0%	67	60

	BANRO CONGO	TWANGIZA

Borehole: TDD126	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	0.80	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
0.80	10.67	Carbonaceous Mudstone	MW	2	8	14	15	22	95%	100%	100%	90%	0%	0%	43	36
10.67	11.36	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
11.36	13.39	Carbonaceous Mudstone	MW	2	4	6	12	23	95%	100%	100%	90%	0%	0%	36	30
13.39	14.46	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
14.46	18.38	Carbonaceous Mudstone	MW	2	2	6	10	22	95%	100%	100%	90%	0%	0%	33	28
18.38	20.06	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
20.06	20.46	Carbonaceous Mudstone	MW	3	6	19	18	22	95%	100%	100%	90%	0%	0%	46	40
20.46	21.35	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
21.35	23.00	Carbonaceous Mudstone	MW	3	10	5	10	27	95%	100%	100%	90%	0%	0%	43	36
23.00	23.61	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
23.61	24.07	Carbonaceous Mudstone	MW	2	0	11	12	27	95%	100%	100%	90%	0%	0%	40	35
24.07	25.08	Carbonaceous Mudstone	MW	0	0	0	0	0	95%	100%	100%	90%	0%	0%	0	0
25.08	26.70	Carbonaceous Mudstone	MW	3	2	8	10	23	95%	100%	100%	90%	0%	0%	36	30
26.70	34.74	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
34.74	35.17	Mafic Feldspar Porphyry	MW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
35.17	37.86	Mafic Feldspar Porphyry	MW	2	2	3	2	26	100%	100%	100%	90%	0%	0%	31	28

	BANRO CONGO	TWANGIZA

Borehole: TDD126	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
37.86	39.00	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
39.00	39.65	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
39.65	42.75	Carbonaceous Mudstone	MW	5	4	3	7	19	95%	100%	100%	90%	0%	0%	31	26
42.75	43.00	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
43.00	43.66	Carbonaceous Mudstone	MW	4	10	12	15	22	95%	100%	100%	90%	0%	0%	44	38
43.66	57.40	Carbonaceous Mudstone	MW	6	4	6	10	15	95%	100%	100%	90%	0%	0%	31	26
57.40	62.60	Mudstone	MW	6	0	6	10	13	100%	100%	100%	90%	0%	0%	27	24
62.60	65.14	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
65.14	68.87	Mudstone	MW	4	6	7	15	22	100%	100%	100%	90%	0%	0%	40	36
68.87	69.16	Carbonaceous Mudstone	MW	2	15	25	40	40	95%	100%	100%	90%	0%	0%	82	70
69.16	69.59	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
69.59	72.50	Carbonaceous Mudstone	MW	3	0	9	12	22	95%	100%	100%	90%	0%	0%	35	30
72.50	73.15	Carbonaceous Mudstone	MW	10	4	17	12	23	95%	100%	100%	90%	0%	0%	50	42
73.15	76.05	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
76.05	81.20	Carbonaceous Mudstone	MW	6	4	7	15	13	95%	100%	100%	90%	0%	0%	32	27
81.20	85.40	Carbonaceous Mudstone	SW	12	8	5	10	13	90%	100%	100%	90%	0%	0%	36	30
85.40	86.95	Siltstone	UW	20	6	9	12	11	100%	100%	100%	90%	0%	0%	45	40

	BANRO CONGO	TWANGIZA

Borehole: TDD126	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
86.95	89.27	Carbonaceous Mudstone	UW	20	10	9	12	10	80%	100%	100%	90%	0%	0%	46	33
89.27	89.83	Carbonaceous Mudstone	SW	20	6	9	15	22	90%	100%	100%	90%	0%	0%	57	46
89.83	97.77	Carbonaceous Mudstone	UW	20	8	9	15	17	80%	100%	100%	90%	0%	0%	53	38
97.77	98.11	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
98.11	100.12	Carbonaceous Mudstone	UW	20	10	11	18	21	80%	100%	100%	90%	0%	0%	61	44
100.12	100.30	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
100.30	103.23	Carbonaceous Mudstone	UW	20	4	5	10	21	80%	100%	100%	90%	0%	0%	51	37
103.23	104.30	Carbonaceous Mudstone	SW	16	10	19	21	22	90%	100%	100%	90%	0%	0%	63	51
104.30	154.83	Carbonaceous Mudstone	UW	20	10	10	15	21	80%	100%	100%	90%	0%	0%	58	42
154.83	155.95	Siltstone	UW	20	14	19	31	32	100%	100%	100%	90%	0%	0%	84	76
155.95	165.78	Carbonaceous Mudstone	UW	20	10	13	18	22	80%	100%	100%	90%	0%	0%	63	45
165.78	166.43	Siltstone	UW	20	8	16	21	32	100%	100%	100%	90%	0%	0%	75	67
166.43	186.13	Carbonaceous Mudstone	UW	20	14	15	21	20	80%	100%	100%	90%	0%	0%	65	47
186.13	186.60	Feldspar Porphyry	UW	20	14	19	24	20	100%	100%	100%	90%	0%	0%	69	62
186.60	195.14	Carbonaceous Mudstone	UW	20	14	18	26	26	80%	100%	100%	90%	0%	0%	75	54
195.14	195.57	Hydrothermal Breccia	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
195.57	207.63	Carbonaceous Mudstone	UW	20	10	9	18	15	80%	100%	100%	90%	0%	0%	54	39

	BANRO CONGO	TWANGIZA

Borehole: TDD126	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
207.63	209.85	Siltstone	UW	20	8	8	18	13	100%	100%	100%	90%	0%	0%	51	45
209.85	221.24	Carbonaceous Mudstone	UW	20	14	17	26	20	80%	100%	100%	90%	0%	0%	69	49

	BANRO CONGO	TWANGIZA

Borehole: TDD127	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	6.48	Mudstone	MW	1	4	6	10	17	100%	100%	100%	90%	0%	0%	28	25
6.48	7.73	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
7.73	9.28	Mudstone	MW	1	2	4	10	15	100%	100%	100%	90%	0%	0%	25	22
9.28	9.59	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
9.59	10.75	Mudstone	MW	1	2	4	10	15	100%	100%	100%	90%	0%	0%	25	22
10.75	11.50	Carbonaceous Mudstone	MW	1	0	9	15	15	95%	100%	100%	90%	0%	0%	29	24
11.50	14.98	Mudstone	MW	1	6	8	15	22	100%	100%	100%	90%	0%	0%	37	34
14.98	36.17	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
36.17	38.90	Feldspar Porphyry	MW	3	6	7	12	19	100%	100%	100%	90%	0%	0%	34	31
38.90	40.53	Mudstone	SW	4	2	5	10	19	100%	100%	100%	90%	0%	0%	31	28
40.53	42.87	Siltstone	SW	10	4	11	15	19	100%	100%	100%	90%	0%	0%	44	39
42.87	43.30	Feldspar Porphyry	SW	10	4	8	12	19	100%	100%	100%	90%	0%	0%	41	37
43.30	60.12	Carbonaceous Mudstone	UW	16	10	12	18	22	80%	100%	100%	90%	0%	0%	58	42
60.12	60.50	Feldspar Porphyry	UW	20	10	19	24	22	100%	100%	100%	90%	0%	0%	68	62
60.50	75.89	Carbonaceous Mudstone	UW	20	12	19	26	19	80%	100%	100%	90%	0%	0%	67	48
75.89	77.06	Siltstone	UW	20	12	13	24	15	100%	100%	100%	90%	0%	0%	60	54
77.06	102.89	Carbonaceous Mudstone	UW	20	12	17	26	22	80%	100%	100%	90%	0%	0%	69	50

	BANRO CONGO	TWANGIZA

Borehole: TDD127	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
102.89	103.05	Hydrothermal Breccia	UW	20	0	16	18	20	100%	100%	100%	90%	0%	0%	58	52
103.05	103.41	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
103.41	105.41	Carbonaceous Mudstone	UW	20	12	15	18	20	80%	100%	100%	90%	0%	0%	63	45
105.41	115.27	Feldspar Porphyry	UW	20	10	14	21	20	100%	100%	100%	90%	0%	0%	63	57
115.27	117.38	Siltstone	UW	20	14	15	26	20	100%	100%	100%	90%	0%	0%	68	61
117.38	158.40	Carbonaceous Mudstone	UW	20	14	15	21	21	80%	100%	100%	90%	0%	0%	66	47

	BANRO CONGO	TWANGIZA

Borehole: TDD128	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	0.12	Undifferentiated Soil	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
0.12	0.80	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
0.80	4.07	Undifferentiated Saprolite	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
4.07	11.96	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
11.96	23.10	Mudstone	HW	1	10	10	18	20	100%	100%	100%	90%	0%	0%	39	35
23.10	28.53	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
28.53	29.32	Mudstone	MW	3	12	13	18	18	100%	100%	100%	90%	0%	0%	43	38
29.32	29.49	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
29.49	34.81	Mudstone	MW	3	10	9	15	21	100%	100%	100%	90%	0%	0%	41	37
34.81	46.93	Carbonaceous Mudstone	SW	5	10	9	18	15	90%	100%	100%	90%	0%	0%	39	31
46.93	50.48	Hydrothermal Breccia	UW	8	15	25	40	40	100%	100%	100%	90%	0%	0%	88	79
50.48	62.45	Carbonaceous Mudstone	UW	18	12	10	18	20	80%	100%	100%	90%	0%	0%	58	42
62.45	65.02	Siltstone	UW	20	12	15	24	13	100%	100%	100%	90%	0%	0%	59	53
65.02	66.74	Feldspar Porphyry	UW	20	6	16	21	27	100%	100%	100%	90%	0%	0%	69	62
66.74	68.10	Mafic Feldspar Porphyry	UW	20	8	18	29	14	100%	100%	100%	90%	0%	0%	61	55
68.10	68.68	Feldspar Porphyry	UW	20	12	17	26	27	100%	100%	100%	90%	0%	0%	75	67
68.68	77.63	Mafic Feldspar Porphyry	UW	20	12	18	26	21	100%	100%	100%	90%	0%	0%	68	62

	BANRO CONGO	TWANGIZA

Borehole: TDD128	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
77.63	79.68	Feldspar Porphyry	UW	20	12	15	26	15	100%	100%	100%	90%	0%	0%	62	56
79.68	87.19	Carbonaceous Mudstone	UW	20	14	11	21	15	80%	100%	100%	90%	0%	0%	58	42
87.19	90.59	Siltstone	UW	20	14	17	28	20	100%	100%	100%	90%	0%	0%	69	63
90.59	110.19	Carbonaceous Mudstone	UW	20	10	10	15	18	80%	100%	100%	90%	0%	0%	55	40
110.19	113.48	Hydrothermal Breccia	UW	20	6	10	15	14	100%	100%	100%	90%	0%	0%	50	45
113.48	133.58	Carbonaceous Mudstone	UW	20	10	8	12	19	80%	100%	100%	90%	0%	0%	54	39
133.58	152.48	Carbonaceous Mudstone	UW	20	10	17	26	21	80%	100%	100%	90%	0%	0%	68	49
152.48	155.79	Carbonaceous Mudstone	UW	20	15	25	40	40	80%	100%	100%	90%	0%	0%	100	72
155.79	174.43	Carbonaceous Mudstone	UW	20	10	12	18	24	80%	100%	100%	90%	0%	0%	64	46
174.43	182.71	Carbonaceous Mudstone	UW	20	15	25	40	40	80%	100%	100%	90%	0%	0%	100	72
182.71	188.20	Carbonaceous Mudstone	UW	20	12	12	21	27	80%	100%	100%	90%	0%	0%	70	50
188.20	211.00	Carbonaceous Mudstone	UW	20	14	20	28	23	80%	100%	100%	90%	0%	0%	74	53
211.00	219.31	Carbonaceous Mudstone	UW	20	14	14	18	27	80%	100%	100%	90%	0%	0%	69	50

	BANRO CONGO	TWANGIZA

Borehole: TDD129	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	3.80	Residual Soil	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
3.80	13.10	Mudstone	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
13.10	16.32	Carbonaceous Mudstone	HW	1	6	5	10	19	100%	100%	100%	90%	0%	0%	31	28
16.32	24.80	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
24.80	26.24	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
26.24	41.27	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
41.27	46.68	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
46.68	51.17	Mudstone	MW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
51.17	53.13	Mudstone	MW	3	2	5	10	22	100%	100%	100%	90%	0%	0%	33	30
53.13	56.50	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
56.50	61.70	Mudstone	MW	5	4	7	12	20	100%	100%	100%	90%	0%	0%	36	32
61.70	67.85	Carbonaceous Mudstone	MW	5	6	6	12	21	95%	100%	100%	90%	0%	0%	38	32
67.85	71.20	Mudstone	MW	4	8	7	12	23	100%	100%	100%	90%	0%	0%	41	37
71.20	73.86	Mudstone	HW	3	4	8	15	22	100%	100%	100%	90%	0%	0%	39	35
73.86	76.93	Mudstone	MW	5	6	11	15	22	100%	100%	100%	90%	0%	0%	44	39
76.93	83.76	Carbonaceous Mudstone	MW	5	4	6	10	22	95%	100%	100%	90%	0%	0%	37	32
83.76	84.33	Mudstone	MW	4	10	9	15	24	100%	100%	100%	90%	0%	0%	46	41

	BANRO CONGO	TWANGIZA

Borehole: TDD129	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
84.33	84.74	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
84.74	84.97	Mudstone	MW	4	0	15	10	14	100%	100%	100%	90%	0%	0%	31	28
84.97	88.31	Carbonaceous Mudstone	MW	4	4	5	10	16	95%	100%	100%	90%	0%	0%	30	25
88.31	91.75	Mudstone	MW	4	4	7	12	17	100%	100%	100%	90%	0%	0%	32	29
91.75	101.89	Carbonaceous Mudstone	MW	5	6	9	12	18	95%	100%	100%	90%	0%	0%	37	31
101.89	109.52	Mudstone	MW	5	6	11	12	23	100%	100%	100%	90%	0%	0%	43	38
109.52	112.29	Carbonaceous Mudstone	MW	5	10	12	15	15	95%	100%	100%	90%	0%	0%	39	33
112.29	118.03	Mudstone	MW	5	6	11	12	16	100%	100%	100%	90%	0%	0%	35	32
118.03	120.50	Carbonaceous Mudstone	MW	5	6	11	15	20	95%	100%	100%	90%	0%	0%	40	35
120.50	129.92	Carbonaceous Mudstone	SW	6	6	7	10	19	90%	100%	100%	90%	0%	0%	37	30
129.92	133.97	Siltstone	MW	6	10	6	12	16	100%	100%	100%	90%	0%	0%	37	33
133.97	141.48	Carbonaceous Mudstone	SW	6	6	6	12	18	90%	100%	100%	90%	0%	0%	36	29
141.48	142.22	Feldspar Porphyry	SW	5	14	21	29	19	100%	100%	100%	90%	0%	0%	56	50
142.22	148.16	Carbonaceous Mudstone	SW	8	6	7	12	14	90%	100%	100%	90%	0%	0%	34	27
148.16	149.00	Siltstone	UW	10	8	11	18	20	100%	100%	100%	90%	0%	0%	49	44
149.00	182.30	Carbonaceous Mudstone	UW	10	12	11	18	19	80%	100%	100%	90%	0%	0%	49	35
182.30	184.47	Sandstone	UW	16	12	12	18	22	100%	100%	100%	90%	0%	0%	59	53

	BANRO CONGO	TWANGIZA

Borehole: TDD129	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
184.47	184.86	Sandstone	UW	16	14	19	18	18	100%	100%	100%	90%	0%	0%	59	53
184.86	188.83	Carbonaceous Mudstone	UW	16	6	12	12	12	80%	100%	100%	90%	0%	0%	43	31
188.83	189.56	Sandstone	UW	16	14	21	29	13	100%	100%	100%	90%	0%	0%	61	54
189.56	190.50	Carbonaceous Mudstone	UW	16	10	13	15	21	80%	100%	100%	90%	0%	0%	56	40
190.50	191.07	Siltstone	UW	16	12	19	21	22	100%	100%	100%	90%	0%	0%	64	58
191.07	197.20	Carbonaceous Mudstone	UW	16	6	8	7	16	80%	100%	100%	90%	0%	0%	43	31

	BANRO CONGO	TWANGIZA

Borehole: TDD130	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	0.40	Undifferentiated Soil	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
0.40	0.96	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
0.96	1.80	Mudstone	HW	1	4	16	24	19	100%	100%	100%	90%	0%	0%	42	38
1.80	2.31	Mudstone	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
2.31	3.07	Mudstone	HW	2	10	11	21	21	100%	100%	100%	90%	0%	0%	44	40
3.07	5.16	Mudstone	HW	2	4	3	7	19	100%	100%	100%	90%	0%	0%	28	25
5.16	5.88	Mafic Feldspar Porphyry	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
5.88	6.35	Mafic Feldspar Porphyry	HW	2	6	10	18	25	100%	100%	100%	90%	0%	0%	44	40
6.35	8.32	Mudstone	HW	2	4	6	12	17	100%	100%	100%	90%	0%	0%	29	26
8.32	9.00	Mudstone	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
9.00	9.60	Mudstone	HW	2	4	4	10	17	100%	100%	100%	90%	0%	0%	28	25
9.60	10.38	Mudstone	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
10.38	10.99	Mudstone	HW	2	0	3	7	19	100%	100%	100%	90%	0%	0%	26	23
10.99	12.00	Mudstone	HW	2	4	5	12	20	100%	100%	100%	90%	0%	0%	33	29
12.00	12.19	Feldspar Porphyry	MW	5	0	6	5	16	100%	100%	100%	90%	0%	0%	27	24
12.19	13.67	Mudstone	HW	3	4	11	18	17	100%	100%	100%	90%	0%	0%	37	33
13.67	13.90	Feldspar Porphyry	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0

	BANRO CONGO	TWANGIZA

Borehole: TDD130	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
13.90	14.80	Mudstone	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
14.80	17.90	Feldspar Porphyry	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
17.90	19.84	Feldspar Porphyry	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
19.84	22.10	Feldspar Porphyry	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
22.10	34.36	Feldspar Porphyry	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
34.36	40.04	Feldspar Porphyry	HW	3	10	9	15	26	100%	100%	100%	90%	0%	0%	46	41
40.04	40.90	Feldspar Porphyry	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
40.90	41.90	Mafic Feldspar Porphyry	HW	3	8	17	24	27	100%	100%	100%	90%	0%	0%	55	49
41.90	42.25	Mafic Feldspar Porphyry	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
42.25	43.70	Mafic Feldspar Porphyry	HW	4	6	11	18	22	100%	100%	100%	90%	0%	0%	44	39
43.70	44.78	Feldspar Porphyry	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
44.78	47.75	Feldspar Porphyry	HW	4	15	25	36	11	100%	100%	100%	90%	0%	0%	53	48
47.75	48.25	Feldspar Porphyry	MW	2	12	17	24	19	100%	100%	100%	90%	0%	0%	47	42
48.25	48.87	Feldspar Porphyry	HW	3	10	20	21	22	100%	100%	100%	90%	0%	0%	51	45
48.87	50.20	Mudstone	HW	3	6	5	12	21	100%	100%	100%	90%	0%	0%	36	32
50.20	50.70	Mafic Feldspar Porphyry	HW	3	14	10	18	19	100%	100%	100%	90%	0%	0%	43	39
50.70	51.12	Feldspar Porphyry	HW	3	14	25	40	40	100%	100%	100%	90%	0%	0%	83	74

	BANRO CONGO	TWANGIZA

Borehole: TDD130	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
51.12	52.54	Carbonaceous Mudstone	HW	4	6	5	10	19	100%	100%	100%	90%	0%	0%	34	30
52.54	52.90	Carbonaceous Mudstone	MW	6	4	7	10	25	95%	100%	100%	90%	0%	0%	42	36
52.90	78.16	Carbonaceous Mudstone	MW	5	8	8	15	19	95%	100%	100%	90%	0%	0%	39	34
78.16	91.23	Carbonaceous Mudstone	MW	6	4	4	7	16	95%	100%	100%	90%	0%	0%	30	26
91.23	92.20	Carbonaceous Mudstone	MW	6	6	4	7	20	95%	100%	100%	90%	0%	0%	34	29
92.20	92.91	Feldspar Porphyry	HW	2	14	21	29	27	100%	100%	100%	90%	0%	0%	61	55
92.91	93.25	Feldspar Porphyry	MW	5	0	8	12	15	100%	100%	100%	90%	0%	0%	29	27
93.25	96.74	Mafic Feldspar Porphyry	HW	3	2	17	21	19	100%	100%	100%	90%	0%	0%	42	38
96.74	98.75	Mafic Feldspar Porphyry	MW	5	12	13	21	23	100%	100%	100%	90%	0%	0%	51	46
98.75	100.11	Carbonaceous Mudstone	MW	5	8	9	15	17	95%	100%	100%	90%	0%	0%	38	33
100.11	105.59	Carbonaceous Mudstone	MW	6	8	6	12	19	95%	100%	100%	90%	0%	0%	38	32
105.59	107.75	Carbonaceous Mudstone	MW	6	12	16	18	20	95%	100%	100%	90%	0%	0%	49	42
107.75	118.16	Carbonaceous Mudstone	SW	6	10	9	15	22	90%	100%	100%	90%	0%	0%	45	36
118.16	122.30	Carbonaceous Mudstone	SW	8	8	7	15	20	90%	100%	100%	90%	0%	0%	43	35
122.30	142.26	Carbonaceous Mudstone	SW	8	10	8	15	19	90%	100%	100%	90%	0%	0%	43	35
142.26	143.07	Siltstone	SW	8	4	8	12	21	100%	100%	100%	90%	0%	0%	41	37
143.07	147.10	Carbonaceous Mudstone	SW	8	10	7	15	20	90%	100%	100%	90%	0%	0%	44	36

	BANRO CONGO	TWANGIZA

Borehole: TDD130	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
147.10	147.87	Carbonaceous Mudstone	SW	10	4	4	10	22	90%	100%	100%	90%	0%	0%	41	33
147.87	148.30	Mafic Feldspar Porphyry	HW	4	4	9	15	20	100%	100%	100%	90%	0%	0%	38	34
148.30	148.84	Mafic Feldspar Porphyry	HW	2	10	25	40	40	100%	100%	100%	90%	0%	0%	80	72
148.84	149.22	Mafic Feldspar Porphyry	MW	6	10	9	15	22	100%	100%	100%	90%	0%	0%	45	41
149.22	154.29	Mafic Feldspar Porphyry	MW	8	10	9	15	24	100%	100%	100%	90%	0%	0%	50	45
154.29	154.94	Feldspar Porphyry	MW	8	8	18	18	15	100%	100%	100%	90%	0%	0%	45	41
154.94	160.84	Carbonaceous Mudstone	SW	8	8	7	12	21	90%	100%	100%	90%	0%	0%	42	34
160.84	160.93	Feldspar Porphyry	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
160.93	174.91	Carbonaceous Mudstone	UW	10	8	8	15	19	80%	100%	100%	90%	0%	0%	45	32
174.91	175.54	Feldspar Porphyry	UW	10	15	21	26	22	100%	100%	100%	90%	0%	0%	63	57
175.54	177.80	Feldspar Porphyry	UW	10	4	20	26	18	100%	100%	100%	90%	0%	0%	53	47
177.80	184.84	Carbonaceous Mudstone	UW	10	10	9	18	20	80%	100%	100%	90%	0%	0%	48	35

	BANRO CONGO	TWANGIZA

Borehole: TDD131	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	0.80	Carbonaceous Mudstone	HW	1	0	3	7	18	100%	100%	100%	90%	0%	0%	25	22
0.80	26.38	Carbonaceous Mudstone	MW	5	4	7	12	16	95%	100%	100%	90%	0%	0%	32	28
26.38	28.32	Carbonaceous Mudstone	MW	5	4	6	12	20	95%	100%	100%	90%	0%	0%	36	31
28.32	30.43	Feldspar Porphyry	HW	4	10	22	31	23	100%	100%	100%	90%	0%	0%	59	53
30.43	43.55	Mafic Feldspar Porphyry	MW	4	12	12	18	22	100%	100%	100%	90%	0%	0%	47	42
43.55	43.78	Feldspar Porphyry	MW	4	0	7	12	23	100%	100%	100%	90%	0%	0%	37	33
43.78	44.49	Mafic Feldspar Porphyry	MW	6	12	20	24	19	100%	100%	100%	90%	0%	0%	53	48
44.49	44.90	Feldspar Porphyry	MW	6	14	18	21	23	100%	100%	100%	90%	0%	0%	56	50
44.90	49.60	Mafic Feldspar Porphyry	HW	4	14	19	31	18	100%	100%	100%	90%	0%	0%	54	49
49.60	50.20	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
50.20	51.78	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
51.78	65.10	Carbonaceous Mudstone	SW	12	10	10	15	17	90%	100%	100%	90%	0%	0%	46	37
65.10	65.74	Siltstone	SW	16	15	25	40	40	100%	100%	100%	90%	0%	0%	96	86
65.74	69.30	Carbonaceous Mudstone	SW	14	12	8	15	19	90%	100%	100%	90%	0%	0%	51	41
69.30	70.08	Siltstone	SW	16	14	13	18	17	100%	100%	100%	90%	0%	0%	56	50
70.08	97.30	Carbonaceous Mudstone	SW	16	10	8	15	25	90%	100%	100%	90%	0%	0%	57	46
97.30	99.50	Siltstone	UW	18	14	14	15	26	100%	100%	100%	90%	0%	0%	65	59

	BANRO CONGO	TWANGIZA

Borehole: TDD131	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
99.50	106.07	Carbonaceous Mudstone	UW	18	12	11	18	23	80%	100%	100%	90%	0%	0%	61	44
106.07	106.90	Siltstone	SW	18	2	5	15	20	100%	100%	100%	90%	0%	0%	50	45
106.90	115.93	Carbonaceous Mudstone	UW	18	14	11	18	24	80%	100%	100%	90%	0%	0%	64	46
115.93	117.19	Siltstone	UW	20	12	15	18	21	100%	100%	100%	90%	0%	0%	63	57
117.19	131.83	Carbonaceous Mudstone	UW	20	14	14	24	23	80%	100%	100%	90%	0%	0%	69	50
131.83	132.61	Siltstone	UW	20	12	11	18	24	100%	100%	100%	90%	0%	0%	64	58
132.61	138.15	Carbonaceous Mudstone	UW	20	14	20	31	20	80%	100%	100%	90%	0%	0%	73	52
138.15	139.33	Siltstone	UW	20	14	21	26	18	100%	100%	100%	90%	0%	0%	68	61
139.33	140.77	Carbonaceous Mudstone	UW	20	14	18	29	20	80%	100%	100%	90%	0%	0%	71	51
140.77	141.39	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
141.39	150.07	Carbonaceous Mudstone	UW	20	15	25	40	22	80%	100%	100%	90%	0%	0%	82	59
150.07	153.52	Siltstone	UW	20	15	25	38	16	100%	100%	100%	90%	0%	0%	75	68
153.52	156.45	Carbonaceous Mudstone	UW	20	15	25	36	20	80%	100%	100%	90%	0%	0%	78	56
156.45	162.58	Carbonaceous Mudstone	UW	20	10	9	15	22	80%	100%	100%	90%	0%	0%	59	42
162.58	164.30	Siltstone	UW	20	10	12	21	28	100%	100%	100%	90%	0%	0%	69	63
164.30	186.60	Carbonaceous Mudstone	UW	20	12	10	15	23	80%	100%	100%	90%	0%	0%	61	44
186.60	188.07	Siltstone	UW	20	14	21	24	27	100%	100%	100%	90%	0%	0%	76	69

	BANRO CONGO	TWANGIZA

Borehole: TDD131	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
188.07	200.31	Carbonaceous Mudstone	UW	20	14	18	26	21	80%	100%	100%	90%	0%	0%	70	50
200.31	204.33	Siltstone	UW	20	14	16	26	23	100%	100%	100%	90%	0%	0%	71	64
204.33	218.57	Feldspar Porphyry	UW	20	15	25	36	27	100%	100%	100%	90%	0%	0%	85	77
218.57	231.20	Feldspar Porphyry	UW	20	12	10	15	27	100%	100%	100%	90%	0%	0%	66	59
231.20	234.09	Siltstone	UW	20	4	9	12	22	100%	100%	100%	90%	0%	0%	54	49
234.09	237.66	Carbonaceous Mudstone	UW	20	8	7	12	23	80%	100%	100%	90%	0%	0%	57	41
237.66	241.43	Carbonaceous Mudstone	UW	20	14	16	26	19	80%	100%	100%	90%	0%	0%	67	48
241.43	242.16	Carbonaceous Mudstone	UW	20	0	7	10	15	80%	100%	100%	90%	0%	0%	43	31
242.16	244.57	Carbonaceous Mudstone	UW	20	12	13	21	16	80%	100%	100%	90%	0%	0%	59	43
244.57	245.22	Feldspar Porphyry	UW	20	12	16	21	19	100%	100%	100%	90%	0%	0%	64	57
245.22	248.80	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
248.80	250.00	Feldspar Porphyry	UW	20	8	9	12	22	100%	100%	100%	90%	0%	0%	56	51
250.00	251.91	Carbonaceous Mudstone	UW	20	2	4	7	23	80%	100%	100%	90%	0%	0%	49	36
251.91	253.39	Siltstone	UW	20	10	6	15	23	100%	100%	100%	90%	0%	0%	58	53
253.39	267.31	Feldspar Porphyry	UW	20	14	11	18	18	100%	100%	100%	90%	0%	0%	59	53
267.31	269.80	Feldspar Porphyry	UW	20	2	11	18	20	100%	100%	100%	90%	0%	0%	56	51
269.80	273.03	Feldspar Porphyry	UW	20	14	15	24	27	100%	100%	100%	90%	0%	0%	74	66

	BANRO CONGO	TWANGIZA

Borehole: TDD131	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
273.03	277.00	Siltstone	UW	20	10	14	21	27	100%	100%	100%	90%	0%	0%	70	63
277.00	285.10	Siltstone	UW	20	4	7	12	16	100%	100%	100%	90%	0%	0%	48	43

	BANRO CONGO	TWANGIZA

Borehole: TDD132	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	1.00	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
1.00	2.07	Mudstone	HW	4	0	4	7	19	100%	100%	100%	90%	0%	0%	28	25
2.07	3.08	Carbonaceous Mudstone	MW	5	0	9	15	17	95%	100%	100%	90%	0%	0%	34	29
3.08	5.21	Mudstone	HW	3	6	7	15	18	100%	100%	100%	90%	0%	0%	36	32
5.21	5.73	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
5.73	36.95	Carbonaceous Mudstone	MW	5	6	8	15	21	95%	100%	100%	90%	0%	0%	41	35
36.95	46.26	Carbonaceous Mudstone	MW	5	10	8	15	23	95%	100%	100%	90%	0%	0%	45	38
46.26	62.50	Carbonaceous Mudstone	SW	8	8	9	15	19	90%	100%	100%	90%	0%	0%	43	35
62.50	63.57	Siltstone	SW	12	14	21	26	15	100%	100%	100%	90%	0%	0%	58	52
63.57	72.16	Carbonaceous Mudstone	UW	16	8	7	12	18	80%	100%	100%	90%	0%	0%	48	34
72.16	73.37	Feldspar Porphyry	SW	18	6	6	15	18	100%	100%	100%	90%	0%	0%	49	44
73.37	80.77	Feldspar Porphyry	UW	20	12	21	31	14	100%	100%	100%	90%	0%	0%	66	60
80.77	82.20	Siltstone	UW	20	6	18	29	27	100%	100%	100%	90%	0%	0%	74	67
82.20	84.67	Carbonaceous Mudstone	UW	20	10	7	15	19	80%	100%	100%	90%	0%	0%	55	40
84.67	85.70	Siltstone	UW	20	10	13	24	27	100%	100%	100%	90%	0%	0%	70	63
85.70	104.46	Carbonaceous Mudstone	UW	20	10	10	15	20	80%	100%	100%	90%	0%	0%	57	41
104.46	108.00	Carbonaceous Mudstone	UW	20	14	21	26	20	80%	100%	100%	90%	0%	0%	70	51

	BANRO CONGO	TWANGIZA

Borehole: TDD132	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
108.00	109.09	Siltstone	UW	20	12	11	18	25	100%	100%	100%	90%	0%	0%	65	59
109.09	136.14	Carbonaceous Mudstone	UW	20	12	15	18	22	80%	100%	100%	90%	0%	0%	65	46
136.14	181.00	Carbonaceous Mudstone	UW	20	14	16	24	27	80%	100%	100%	90%	0%	0%	74	53
181.00	198.68	Carbonaceous Mudstone	UW	20	14	17	26	26	80%	100%	100%	90%	0%	0%	75	54

	BANRO CONGO	TWANGIZA

Borehole: TDD133	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	2.02	Undifferentiated Soil	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
2.02	2.47	Mudstone	MW	5	10	10	18	19	100%	100%	100%	90%	0%	0%	43	39
2.47	2.72	Mudstone	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
2.72	5.28	Mudstone	MW	5	0	5	10	19	100%	100%	100%	90%	0%	0%	31	28
5.28	8.40	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
8.40	9.50	Mudstone	HW	4	10	16	21	19	100%	100%	100%	90%	0%	0%	47	42
9.50	10.66	Carbonaceous Mudstone	HW	4	8	13	15	18	100%	100%	100%	90%	0%	0%	39	35
10.66	13.00	Carbonaceous Mudstone	MW	5	6	5	10	19	95%	100%	100%	90%	0%	0%	34	29
13.00	14.18	Carbonaceous Mudstone	HW	4	4	12	15	19	100%	100%	100%	90%	0%	0%	38	35
14.18	19.94	Carbonaceous Mudstone	MW	5	6	6	10	23	95%	100%	100%	90%	0%	0%	39	33
19.94	21.45	Siltstone	SW	8	6	6	12	22	100%	100%	100%	90%	0%	0%	42	38
21.45	28.00	Carbonaceous Mudstone	SW	20	4	7	10	21	90%	100%	100%	90%	0%	0%	52	42
28.00	38.65	Feldspar Porphyry	SW	20	8	13	18	23	100%	100%	100%	90%	0%	0%	63	56
38.65	42.56	Feldspar Porphyry	UW	20	14	20	26	18	100%	100%	100%	90%	0%	0%	68	62
42.56	44.34	Feldspar Porphyry	UW	20	6	10	12	23	100%	100%	100%	90%	0%	0%	57	51
44.34	50.40	Feldspar Porphyry	UW	20	14	18	26	16	100%	100%	100%	90%	0%	0%	65	59
50.40	55.30	Mafic Feldspar Porphyry	UW	20	12	8	15	16	100%	100%	100%	90%	0%	0%	54	48

	BANRO CONGO	TWANGIZA

Borehole: TDD133	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
55.30	60.73	Carbonaceous Mudstone	UW	20	8	7	12	18	80%	100%	100%	90%	0%	0%	52	37
60.73	61.67	Sandstone	UW	20	6	16	21	19	100%	100%	100%	90%	0%	0%	61	55
61.67	91.07	Carbonaceous Mudstone	UW	20	14	17	26	26	80%	100%	100%	90%	0%	0%	75	54
91.07	93.70	Feldspar Porphyry	UW	20	12	19	29	20	100%	100%	100%	90%	0%	0%	70	63
93.70	93.96	Carbonaceous Mudstone	UW	20	0	14	15	22	80%	100%	100%	90%	0%	0%	56	41
93.96	95.11	Sandstone	UW	20	8	17	24	16	100%	100%	100%	90%	0%	0%	61	55
95.11	116.25	Carbonaceous Mudstone	UW	20	14	18	26	22	80%	100%	100%	90%	0%	0%	71	51
116.25	117.49	Siltstone	UW	20	14	22	31	27	100%	100%	100%	90%	0%	0%	81	73
117.49	117.96	Feldspar Porphyry	UW	20	14	19	24	24	100%	100%	100%	90%	0%	0%	72	65
117.96	122.46	Carbonaceous Mudstone	UW	20	12	14	21	27	80%	100%	100%	90%	0%	0%	71	51
122.46	122.61	Feldspar Porphyry	UW	20	12	25	40	40	100%	100%	100%	90%	0%	0%	99	89
122.61	123.62	Carbonaceous Mudstone	UW	20	14	22	31	27	80%	100%	100%	90%	0%	0%	80	58
123.62	128.32	Feldspar Porphyry	UW	20	14	15	24	27	100%	100%	100%	90%	0%	0%	74	66
128.32	129.58	Carbonaceous Mudstone	UW	20	14	19	34	27	80%	100%	100%	90%	0%	0%	81	58
129.58	129.95	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
129.95	133.48	Carbonaceous Mudstone	UW	20	14	18	26	22	80%	100%	100%	90%	0%	0%	71	51
133.48	134.56	Feldspar Porphyry	UW	20	14	22	31	24	100%	100%	100%	90%	0%	0%	78	70

	BANRO CONGO	TWANGIZA

Borehole: TDD133	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
134.56	148.23	Carbonaceous Mudstone	UW	20	14	23	34	26	80%	100%	100%	90%	0%	0%	82	59
148.23	148.39	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
148.39	173.00	Carbonaceous Mudstone	UW	20	14	19	26	26	80%	100%	100%	90%	0%	0%	75	54
173.00	175.21	Carbonaceous Mudstone	UW	20	6	6	12	24	80%	100%	100%	90%	0%	0%	56	41
175.21	187.30	Carbonaceous Mudstone	UW	20	14	19	28	27	80%	100%	100%	90%	0%	0%	78	56
187.30	189.20	Siltstone	UW	20	15	23	34	27	100%	100%	100%	90%	0%	0%	83	75
189.20	193.99	Carbonaceous Mudstone	UW	20	14	17	26	20	80%	100%	100%	90%	0%	0%	69	49
193.99	195.11	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
195.11	204.40	Mafic Feldspar Porphyry	UW	20	14	22	36	19	100%	100%	100%	90%	0%	0%	75	68
204.40	209.53	Carbonaceous Mudstone	UW	20	15	25	40	40	80%	100%	100%	90%	0%	0%	100	72
209.53	212.13	Carbonaceous Mudstone	UW	20	4	13	18	24	80%	100%	100%	90%	0%	0%	62	45
212.13	213.73	Feldspar Porphyry	UW	20	4	16	18	16	100%	100%	100%	90%	0%	0%	55	50
213.73	216.39	Carbonaceous Mudstone	UW	20	10	18	26	24	80%	100%	100%	90%	0%	0%	72	52
216.39	217.31	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
217.31	218.77	Carbonaceous Mudstone	UW	20	14	19	29	27	80%	100%	100%	90%	0%	0%	78	56
218.77	219.17	Quartz vein	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
219.17	219.53	Carbonaceous Mudstone	UW	20	15	25	40	40	80%	100%	100%	90%	0%	0%	100	72

	BANRO CONGO	TWANGIZA

Borehole: TDD133	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
219.53	220.03	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
220.03	227.75	Carbonaceous Mudstone	UW	20	14	17	24	25	80%	100%	100%	90%	0%	0%	72	52
227.75	230.80	Mafic Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
230.80	242.25	Carbonaceous Mudstone	UW	20	10	9	15	25	80%	100%	100%	90%	0%	0%	62	45

	BANRO CONGO	TWANGIZA

Borehole: TDD134	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	3.60	Undifferentiated Soil	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
3.60	4.91	Undifferentiated Saprolite	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
4.91	5.38	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
5.38	70.80	Carbonaceous Mudstone	MW	6	4	10	15	19	95%	100%	100%	90%	0%	0%	39	34
70.80	118.12	Carbonaceous Mudstone	SW	16	8	9	15	20	90%	100%	100%	90%	0%	0%	52	42
118.12	121.19	Siltstone	UW	20	12	17	21	22	100%	100%	100%	90%	0%	0%	67	60
121.19	168.77	Carbonaceous Mudstone	UW	20	8	8	15	20	80%	100%	100%	90%	0%	0%	55	40
168.77	169.30	Feldspar Porphyry	SW	20	14	19	21	22	100%	100%	100%	90%	0%	0%	69	62
169.30	169.92	Mudstone	SW	20	12	15	21	13	100%	100%	100%	90%	0%	0%	57	52
169.92	174.50	Mafic Feldspar Porphyry	SW	20	8	9	18	22	100%	100%	100%	90%	0%	0%	60	54
174.50	175.07	Feldspar Porphyry	MW	6	4	4	10	23	100%	100%	100%	90%	0%	0%	38	34
175.07	175.44	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
175.44	178.20	Feldspar Porphyry	MW	6	6	6	12	17	100%	100%	100%	90%	0%	0%	35	31
178.20	183.57	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
183.57	186.26	Feldspar Porphyry	SW	8	10	9	18	21	100%	100%	100%	90%	0%	0%	47	43
186.26	186.65	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
186.65	204.26	Feldspar Porphyry	SW	10	8	9	15	22	100%	100%	100%	90%	0%	0%	48	43

	BANRO CONGO	TWANGIZA

Borehole: TDD134	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
204.26	204.55	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
204.55	210.56	Feldspar Porphyry	SW	16	12	8	15	22	100%	100%	100%	90%	0%	0%	56	50
210.56	211.45	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
211.45	212.33	Feldspar Porphyry	SW	16	12	13	21	21	100%	100%	100%	90%	0%	0%	60	54
212.33	214.39	Mudstone	SW	16	10	14	18	19	100%	100%	100%	90%	0%	0%	56	51
214.39	217.92	Carbonaceous Mudstone	UW	20	4	5	10	13	80%	100%	100%	90%	0%	0%	43	31
217.92	231.01	Carbonaceous Mudstone	UW	20	12	12	21	20	80%	100%	100%	90%	0%	0%	62	45
231.01	233.20	Siltstone	UW	20	14	20	24	20	100%	100%	100%	90%	0%	0%	69	62
233.20	242.11	Carbonaceous Mudstone	UW	20	12	10	18	21	80%	100%	100%	90%	0%	0%	61	44
242.11	244.50	Siltstone	UW	20	15	19	26	20	100%	100%	100%	90%	0%	0%	70	63
244.50	253.64	Carbonaceous Mudstone	UW	20	10	9	15	23	80%	100%	100%	90%	0%	0%	60	43
253.64	256.31	Feldspar Porphyry	UW	20	14	22	29	22	100%	100%	100%	90%	0%	0%	75	67
256.31	256.92	Carbonaceous Mudstone	UW	20	15	25	40	40	80%	100%	100%	90%	0%	0%	100	72
256.92	271.80	Feldspar Porphyry	UW	20	15	21	31	22	100%	100%	100%	90%	0%	0%	75	68
271.80	276.90	Siltstone	UW	20	12	15	21	20	100%	100%	100%	90%	0%	0%	64	57
276.90	284.46	Carbonaceous Mudstone	UW	20	14	11	21	22	80%	100%	100%	90%	0%	0%	65	47
284.46	291.60	Siltstone	UW	20	14	10	18	22	100%	100%	100%	90%	0%	0%	63	57

	BANRO CONGO	TWANGIZA

Borehole: TDD134	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
291.60	303.10	Carbonaceous Mudstone	UW	20	12	12	18	21	80%	100%	100%	90%	0%	0%	62	44
303.10	304.44	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
304.44	307.70	Carbonaceous Mudstone	UW	20	10	8	15	19	80%	100%	100%	90%	0%	0%	56	40

	BANRO CONGO	TWANGIZA

Borehole: TDD135	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	2.58	Residual Soil	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
2.58	10.45	Feldspar Porphyry	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
10.45	10.60	Mudstone	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
10.60	21.20	Mudstone	HW	1	4	8	15	20	100%	100%	100%	90%	0%	0%	34	31
21.20	31.20	Mudstone	HW	2	6	6	12	16	100%	100%	100%	90%	0%	0%	30	27
31.20	31.70	Mudstone	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
31.70	35.53	Mudstone	HW	3	4	12	12	21	100%	100%	100%	90%	0%	0%	38	34
35.53	47.38	Carbonaceous Mudstone	MW	8	6	7	12	20	95%	100%	100%	90%	0%	0%	41	35
47.38	54.36	Carbonaceous Mudstone	SW	14	8	6	12	24	90%	100%	100%	90%	0%	0%	51	41
54.36	60.62	Carbonaceous Mudstone	UW	20	12	10	15	21	80%	100%	100%	90%	0%	0%	59	43
60.62	61.64	Sandstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
61.64	65.62	Carbonaceous Mudstone	UW	20	12	11	21	19	80%	100%	100%	90%	0%	0%	61	44
65.62	66.49	Siltstone	UW	20	14	18	29	18	100%	100%	100%	90%	0%	0%	68	61
66.49	67.33	Carbonaceous Mudstone	UW	20	15	25	40	40	80%	100%	100%	90%	0%	0%	100	72
67.33	67.99	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
67.99	72.00	Carbonaceous Mudstone	UW	20	12	16	24	21	80%	100%	100%	90%	0%	0%	67	48
72.00	74.61	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90

	BANRO CONGO	TWANGIZA

Borehole: TDD135	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
74.61	82.03	Feldspar Porphyry	UW	20	14	22	36	27	100%	100%	100%	90%	0%	0%	83	75
82.03	82.71	Siltstone	UW	20	14	21	29	22	100%	100%	100%	90%	0%	0%	74	67
82.71	119.18	Carbonaceous Mudstone	UW	20	14	13	21	20	80%	100%	100%	90%	0%	0%	64	46
119.18	120.05	Feldspar Porphyry	UW	20	8	18	29	27	100%	100%	100%	90%	0%	0%	75	67
120.05	122.19	Siltstone	UW	20	14	21	36	27	100%	100%	100%	90%	0%	0%	83	74
122.19	125.35	Feldspar Porphyry	UW	20	14	20	31	22	100%	100%	100%	90%	0%	0%	75	67
125.35	159.19	Carbonaceous Mudstone	UW	20	12	12	18	21	80%	100%	100%	90%	0%	0%	62	44

	BANRO CONGO	TWANGIZA

Borehole: TDD136	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	5.40	Undifferentiated Saprolite	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
5.40	7.92	Mudstone	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
7.92	9.19	Feldspar Porphyry	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
9.19	12.19	Mudstone	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
12.19	17.47	Feldspar Porphyry	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
17.47	18.85	Mudstone	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
18.85	19.70	Mudstone	HW	2	4	18	29	15	100%	100%	100%	90%	0%	0%	43	39
19.70	31.48	Mudstone	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
31.48	41.44	Mudstone	HW	1	4	8	15	23	100%	100%	100%	90%	0%	0%	38	34
41.44	43.43	Siltstone	MW	5	6	6	12	21	100%	100%	100%	90%	0%	0%	38	34
43.43	50.10	Mudstone	MW	5	2	6	10	21	100%	100%	100%	90%	0%	0%	35	32
50.10	52.27	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
52.27	55.24	Mudstone	HW	1	10	20	31	19	100%	100%	100%	90%	0%	0%	50	45
55.24	56.44	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
56.44	58.35	Mudstone	MW	1	2	9	12	23	100%	100%	100%	90%	0%	0%	36	32
58.35	67.27	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
67.27	85.65	Mudstone	MW	1	4	9	15	23	100%	100%	100%	90%	0%	0%	38	34

	BANRO CONGO	TWANGIZA

Borehole: TDD136	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
85.65	89.20	Mudstone	HW	1	10	14	21	19	100%	100%	100%	90%	0%	0%	43	38
89.20	94.04	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
94.04	112.17	Mudstone	MW	5	6	8	12	23	100%	100%	100%	90%	0%	0%	41	37
112.17	116.38	Siltstone	SW	20	4	11	15	23	100%	100%	100%	90%	0%	0%	58	52
116.38	116.75	Siltstone	HW	1	12	16	24	23	100%	100%	100%	90%	0%	0%	50	45
116.75	118.00	Siltstone	MW	20	4	10	15	23	100%	100%	100%	90%	0%	0%	57	52
118.00	121.56	Mudstone	SW	5	2	12	15	23	100%	100%	100%	90%	0%	0%	42	38
121.56	124.41	Siltstone	MW	16	4	10	15	23	100%	100%	100%	90%	0%	0%	54	48
124.41	127.63	Mudstone	HW	5	6	13	18	23	100%	100%	100%	90%	0%	0%	47	42
127.63	128.25	Siltstone	MW	16	14	25	40	40	100%	100%	100%	90%	0%	0%	96	86
128.25	128.90	Mudstone	MW	5	10	10	18	23	100%	100%	100%	90%	0%	0%	47	42
128.90	135.16	Feldspar Porphyry	MW	5	10	19	34	23	100%	100%	100%	90%	0%	0%	60	54
135.16	141.00	Feldspar Porphyry	MW	16	4	7	12	23	100%	100%	100%	90%	0%	0%	51	46
141.00	143.95	Feldspar Porphyry	UW	20	14	16	26	23	100%	100%	100%	90%	0%	0%	71	64
143.95	148.08	Feldspar Porphyry	MW	16	0	5	10	23	100%	100%	100%	90%	0%	0%	46	42
148.08	149.02	Siltstone	SW	16	0	4	7	23	100%	100%	100%	90%	0%	0%	45	40
149.02	150.70	Carbonaceous Mudstone	SW	16	4	11	15	19	90%	100%	100%	90%	0%	0%	50	40

	BANRO CONGO	TWANGIZA

Borehole: TDD136	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
150.70	161.22	Mudstone	MW	5	2	10	12	23	100%	100%	100%	90%	0%	0%	40	36
161.22	166.91	Carbonaceous Mudstone	SW	6	6	12	18	19	90%	100%	100%	90%	0%	0%	43	35
166.91	167.57	Mudstone	MW	6	0	7	10	22	100%	100%	100%	90%	0%	0%	37	33
167.57	169.61	Siltstone	MW	20	2	7	7	23	100%	100%	100%	90%	0%	0%	51	46
169.61	173.15	Mudstone	SW	6	6	12	18	19	100%	100%	100%	90%	0%	0%	43	39
173.15	181.88	Carbonaceous Mudstone	SW	12	6	12	18	16	90%	100%	100%	90%	0%	0%	46	37
181.88	185.08	Siltstone	SW	20	4	7	12	27	100%	100%	100%	90%	0%	0%	58	52
185.08	186.02	Carbonaceous Mudstone	SW	16	10	17	26	14	90%	100%	100%	90%	0%	0%	57	46
186.02	188.30	Siltstone	SW	20	10	13	18	19	100%	100%	100%	90%	0%	0%	60	54
188.30	195.35	Carbonaceous Mudstone	SW	18	10	9	15	22	90%	100%	100%	90%	0%	0%	57	46
195.35	196.00	Siltstone	SW	20	12	16	21	20	100%	100%	100%	90%	0%	0%	64	58
196.00	199.07	Carbonaceous Mudstone	UW	20	10	12	18	15	80%	100%	100%	90%	0%	0%	55	40
199.07	200.74	Siltstone	SW	20	10	11	18	19	100%	100%	100%	90%	0%	0%	59	53
200.74	201.87	Carbonaceous Mudstone	UW	20	10	17	24	22	80%	100%	100%	90%	0%	0%	68	49
201.87	203.05	Siltstone	SW	20	10	18	29	16	100%	100%	100%	90%	0%	0%	65	58
203.05	203.68	Carbonaceous Mudstone	UW	20	15	25	40	40	80%	100%	100%	90%	0%	0%	100	72
203.68	205.24	Siltstone	UW	20	14	20	34	16	100%	100%	100%	90%	0%	0%	70	63

	BANRO CONGO	TWANGIZA

Borehole: TDD136	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
205.24	208.90	Carbonaceous Mudstone	UW	20	12	15	24	20	80%	100%	100%	90%	0%	0%	65	47
208.90	210.41	Siltstone	UW	20	12	12	18	16	100%	100%	100%	90%	0%	0%	57	51
210.41	212.04	Carbonaceous Mudstone	UW	20	10	7	15	20	80%	100%	100%	90%	0%	0%	56	40
212.04	216.20	Siltstone	SW	20	12	13	21	21	100%	100%	100%	90%	0%	0%	64	57
216.20	222.11	Carbonaceous Mudstone	UW	20	12	14	21	19	80%	100%	100%	90%	0%	0%	63	45
222.11	222.43	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
222.43	224.76	Carbonaceous Mudstone	UW	20	10	12	18	21	80%	100%	100%	90%	0%	0%	61	44
224.76	228.47	Carbonaceous Mudstone	UW	20	15	24	34	16	80%	100%	100%	90%	0%	0%	73	52
228.47	241.03	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
241.03	242.19	Siltstone	UW	20	15	22	31	24	100%	100%	100%	90%	0%	0%	78	71
242.19	248.55	Carbonaceous Mudstone	UW	20	12	14	21	16	80%	100%	100%	90%	0%	0%	60	43
248.55	251.50	Siltstone	UW	20	10	7	15	23	100%	100%	100%	90%	0%	0%	59	53

	BANRO CONGO	TWANGIZA

Borehole: TDD137	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	6.20	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
6.20	8.27	Carbonaceous Mudstone	HW	1	4	7	15	19	100%	100%	100%	90%	0%	0%	33	30
8.27	8.53	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
8.53	23.67	Carbonaceous Mudstone	HW	4	4	9	15	19	100%	100%	100%	90%	0%	0%	37	33
23.67	26.35	Carbonaceous Mudstone	MW	6	2	6	12	20	95%	100%	100%	90%	0%	0%	36	31
26.35	28.98	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
28.98	31.52	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
31.52	48.03	Carbonaceous Mudstone	MW	4	4	9	15	20	95%	100%	100%	90%	0%	0%	38	33
48.03	48.51	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
48.51	75.61	Carbonaceous Mudstone	MW	6	2	6	12	22	95%	100%	100%	90%	0%	0%	38	32
75.61	85.30	Carbonaceous Mudstone	MW	6	10	14	24	22	95%	100%	100%	90%	0%	0%	52	44
85.30	129.60	Carbonaceous Mudstone	SW	8	12	10	15	23	90%	100%	100%	90%	0%	0%	49	40
129.60	132.95	Mafic Feldspar Porphyry	MW	6	14	11	21	19	100%	100%	100%	90%	0%	0%	48	43
132.95	141.05	Feldspar Porphyry	MW	5	15	25	40	40	100%	100%	100%	90%	0%	0%	85	77
141.05	144.00	Feldspar Porphyry	HW	5	15	25	40	40	100%	100%	100%	90%	0%	0%	85	77
144.00	147.27	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
147.27	158.33	Carbonaceous Mudstone	SW	6	8	7	15	11	90%	100%	100%	90%	0%	0%	32	26

	BANRO CONGO	TWANGIZA

Borehole: TDD137	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
158.33	166.90	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
166.90	189.65	Carbonaceous Mudstone	MW	6	4	8	12	14	95%	100%	100%	90%	0%	0%	32	27
189.65	203.13	Carbonaceous Mudstone	UW	8	14	12	18	25	80%	100%	100%	90%	0%	0%	55	39
203.13	207.55	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
207.55	207.85	Hydrothermal Breccia	UW	20	0	7	10	27	100%	100%	100%	90%	0%	0%	56	50
207.85	208.28	Feldspar Porphyry	SW	20	12	16	24	23	100%	100%	100%	90%	0%	0%	69	62
208.28	222.07	Siltstone	UW	20	12	10	18	18	100%	100%	100%	90%	0%	0%	58	53
222.07	230.32	Feldspar Porphyry	UW	20	14	14	26	23	100%	100%	100%	90%	0%	0%	70	63
230.32	237.69	Siltstone	UW	20	14	21	26	25	100%	100%	100%	90%	0%	0%	76	68
237.69	249.27	Feldspar Porphyry	UW	20	14	21	31	16	100%	100%	100%	90%	0%	0%	69	63

	BANRO CONGO	TWANGIZA

Borehole: TDD138	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	7.65	Fault Breccia	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
7.65	11.60	Feldspar Porphyry	MW	6	2	6	12	17	100%	100%	100%	90%	0%	0%	33	30
11.60	14.38	Fault Breccia	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
14.38	14.88	Mudstone	MW	10	0	3	5	23	100%	100%	100%	90%	0%	0%	37	33
14.88	15.40	Fault Breccia	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
15.40	18.24	Mudstone	MW	4	0	3	7	19	100%	100%	100%	90%	0%	0%	28	25
18.24	19.34	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
19.34	19.87	Mudstone	MW	6	0	3	5	15	100%	100%	100%	90%	0%	0%	25	23
19.87	22.00	Mudstone	MW	4	2	4	7	18	100%	100%	100%	90%	0%	0%	28	25
22.00	27.37	Mudstone	MW	6	2	6	12	17	100%	100%	100%	90%	0%	0%	32	29
27.37	28.90	Feldspar Porphyry	MW	6	6	4	7	19	100%	100%	100%	90%	0%	0%	33	30
28.90	29.28	Mudstone	MW	8	0	2	2	27	100%	100%	100%	90%	0%	0%	37	33
29.28	29.85	Mudstone	MW	1	0	3	5	27	100%	100%	100%	90%	0%	0%	32	29
29.85	32.45	Carbonaceous Mudstone	MW	6	0	8	10	21	95%	100%	100%	90%	0%	0%	36	31
32.45	33.43	Carbonaceous Mudstone	SW	8	10	5	10	13	90%	100%	100%	90%	0%	0%	34	27
33.43	34.28	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
34.28	36.73	Carbonaceous Mudstone	SW	8	4	6	10	15	90%	100%	100%	90%	0%	0%	33	27

	BANRO CONGO	TWANGIZA

Borehole: TDD138	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
36.73	38.21	Carbonaceous Mudstone	UW	10	14	21	29	13	80%	100%	100%	90%	0%	0%	55	40
38.21	39.06	Sandstone	SW	16	10	10	15	15	100%	100%	100%	90%	0%	0%	49	44
39.06	54.28	Carbonaceous Mudstone	SW	16	10	11	15	19	90%	100%	100%	90%	0%	0%	53	43
54.28	54.97	Sandstone	UW	20	14	20	29	20	100%	100%	100%	90%	0%	0%	72	65
54.97	64.75	Carbonaceous Mudstone	UW	20	12	11	18	20	80%	100%	100%	90%	0%	0%	61	44
64.75	67.01	Feldspar Porphyry	UW	20	10	15	21	27	100%	100%	100%	90%	0%	0%	70	63
67.01	90.71	Carbonaceous Mudstone	UW	20	12	12	18	20	80%	100%	100%	90%	0%	0%	61	44
90.71	91.61	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
91.61	106.17	Carbonaceous Mudstone	UW	20	14	19	26	19	80%	100%	100%	90%	0%	0%	69	49
106.17	108.74	Feldspar Porphyry	UW	20	12	15	24	20	100%	100%	100%	90%	0%	0%	66	59
108.74	109.03	Carbonaceous Mudstone	UW	20	15	25	40	40	80%	100%	100%	90%	0%	0%	100	72
109.03	109.11	Feldspar Porphyry	UW	20	0	25	40	40	100%	100%	100%	90%	0%	0%	93	83
109.11	128.60	Carbonaceous Mudstone	UW	20	10	11	18	23	80%	100%	100%	90%	0%	0%	62	45

	BANRO CONGO	TWANGIZA

Borehole: TDD139	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	4.32	Undifferentiated Soil	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
4.32	5.52	Undifferentiated Saprolite	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
5.52	6.86	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
6.86	21.23	Mafic Feldspar Porphyry	MW	6	8	11	18	27	100%	100%	100%	90%	0%	0%	52	47
21.23	21.74	Feldspar Porphyry	MW	4	6	17	26	27	100%	100%	100%	90%	0%	0%	56	50
21.74	35.05	Carbonaceous Mudstone	MW	4	4	10	15	15	95%	100%	100%	90%	0%	0%	33	28
35.05	36.46	Siltstone	MW	6	10	11	18	18	100%	100%	100%	90%	0%	0%	43	39
36.46	42.82	Carbonaceous Mudstone	MW	6	2	6	12	16	95%	100%	100%	90%	0%	0%	32	27
42.82	43.23	Carbonaceous Mudstone	MW	4	0	2	2	22	95%	100%	100%	90%	0%	0%	28	24
43.23	46.85	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
46.85	49.16	Carbonaceous Mudstone	MW	4	8	7	15	23	95%	100%	100%	90%	0%	0%	42	36
49.16	52.15	Carbonaceous Mudstone	SW	10	6	7	12	13	90%	100%	100%	90%	0%	0%	36	29
52.15	53.10	Carbonaceous Mudstone	MW	4	2	4	10	13	95%	100%	100%	90%	0%	0%	25	22
53.10	54.60	Carbonaceous Mudstone	SW	10	4	5	10	15	90%	100%	100%	90%	0%	0%	34	28
54.60	55.40	Feldspar Porphyry	MW	10	4	12	12	22	100%	100%	100%	90%	0%	0%	46	41
55.40	79.12	Carbonaceous Mudstone	SW	16	6	10	15	14	90%	100%	100%	90%	0%	0%	46	37
79.12	79.50	Feldspar Porphyry	SW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90

	BANRO CONGO	TWANGIZA

Borehole: TDD139	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
79.50	80.00	Mafic Feldspar Porphyry	SW	20	4	9	15	13	100%	100%	100%	90%	0%	0%	47	42
80.00	83.18	Mafic Feldspar Porphyry	UW	20	14	21	34	22	100%	100%	100%	90%	0%	0%	76	69
83.18	83.58	Mudstone	SW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
83.58	84.02	Feldspar Porphyry	SW	20	8	18	21	13	100%	100%	100%	90%	0%	0%	57	51
84.02	90.00	Carbonaceous Mudstone	SW	20	6	11	15	13	90%	100%	100%	90%	0%	0%	49	40
90.00	96.34	Carbonaceous Mudstone	UW	20	8	12	18	18	80%	100%	100%	90%	0%	0%	57	41
96.34	97.43	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
97.43	135.38	Carbonaceous Mudstone	UW	20	14	16	24	14	80%	100%	100%	90%	0%	0%	61	44
135.38	136.26	Feldspar Porphyry	UW	20	14	21	29	22	100%	100%	100%	90%	0%	0%	74	67
136.26	137.02	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
137.02	141.46	Feldspar Porphyry	SW	20	12	14	21	26	100%	100%	100%	90%	0%	0%	69	62
141.46	141.92	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
141.92	145.37	Feldspar Porphyry	SW	20	10	8	18	20	100%	100%	100%	90%	0%	0%	59	53
145.37	146.19	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
146.19	149.48	Feldspar Porphyry	UW	20	15	17	28	24	100%	100%	100%	90%	0%	0%	74	66
149.48	188.21	Carbonaceous Mudstone	UW	20	12	13	21	20	80%	100%	100%	90%	0%	0%	63	45
188.21	188.62	Quartz vein	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
188.62	193.88	Carbonaceous Mudstone	UW	20	12	11	21	18	80%	100%	100%	90%	0%	0%	61	44

	BANRO CONGO	TWANGIZA

Borehole: TDD140	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	5.00	Carbonaceous Mudstone	MW	1	0	4	7	22	95%	100%	100%	90%	0%	0%	28	24
5.00	7.15	Carbonaceous Mudstone	MW	1	4	5	12	22	95%	100%	100%	90%	0%	0%	34	29
7.15	7.80	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
7.80	11.33	Carbonaceous Mudstone	MW	1	2	4	7	17	95%	100%	100%	90%	0%	0%	24	20
11.33	14.00	Carbonaceous Mudstone	MW	1	0	3	7	22	95%	100%	100%	90%	0%	0%	28	24
14.00	15.54	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
15.54	34.75	Carbonaceous Mudstone	MW	6	4	7	12	15	95%	100%	100%	90%	0%	0%	33	28
34.75	41.10	Carbonaceous Mudstone	SW	16	6	5	10	17	90%	100%	100%	90%	0%	0%	43	35
41.10	42.83	Feldspar Porphyry	SW	16	14	19	29	15	100%	100%	100%	90%	0%	0%	62	56
42.83	53.13	Carbonaceous Mudstone	SW	16	4	6	10	16	90%	100%	100%	90%	0%	0%	42	34
53.13	53.88	Feldspar Porphyry	MW	16	14	21	29	22	100%	100%	100%	90%	0%	0%	70	63
53.88	58.45	Carbonaceous Mudstone	SW	16	6	6	12	13	90%	100%	100%	90%	0%	0%	41	33
58.45	59.28	Feldspar Porphyry	MW	10	0	3	5	13	100%	100%	100%	90%	0%	0%	27	24
59.28	59.60	Feldspar Porphyry	MW	10	14	17	18	27	100%	100%	100%	90%	0%	0%	62	56
59.60	118.33	Carbonaceous Mudstone	UW	20	12	13	21	13	80%	100%	100%	90%	0%	0%	56	40
118.33	130.33	Feldspar Porphyry	UW	20	12	14	24	22	100%	100%	100%	90%	0%	0%	67	60
130.33	131.35	Siltstone	UW	20	8	10	15	25	100%	100%	100%	90%	0%	0%	62	56

	BANRO CONGO	TWANGIZA

Borehole: TDD140	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
131.35	136.86	Carbonaceous Mudstone	UW	20	8	9	15	15	80%	100%	100%	90%	0%	0%	51	37
136.86	141.19	Feldspar Porphyry	UW	20	12	16	24	22	100%	100%	100%	90%	0%	0%	68	61
141.19	163.48	Carbonaceous Mudstone	UW	20	10	9	15	22	80%	100%	100%	90%	0%	0%	59	42
163.48	176.82	Feldspar Porphyry	UW	20	14	18	26	22	100%	100%	100%	90%	0%	0%	71	64
176.82	177.48	Siltstone	UW	20	10	17	26	27	100%	100%	100%	90%	0%	0%	74	67
177.48	180.55	Carbonaceous Mudstone	UW	20	8	12	18	20	80%	100%	100%	90%	0%	0%	59	42
180.55	188.45	Carbonaceous Mudstone	UW	20	15	25	34	20	80%	100%	100%	90%	0%	0%	77	55
188.45	192.66	Sandstone	UW	20	14	17	28	21	100%	100%	100%	90%	0%	0%	71	64
192.66	197.57	Carbonaceous Mudstone	UW	20	12	18	26	24	80%	100%	100%	90%	0%	0%	72	52
197.57	198.12	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
198.12	227.35	Carbonaceous Mudstone	UW	20	12	15	24	23	80%	100%	100%	90%	0%	0%	69	50
227.35	228.58	Siltstone	UW	20	4	15	21	22	100%	100%	100%	90%	0%	0%	62	56
228.58	242.70	Carbonaceous Mudstone	UW	20	12	12	21	20	80%	100%	100%	90%	0%	0%	62	45
242.70	243.40	Sandstone	UW	20	4	16	21	22	100%	100%	100%	90%	0%	0%	62	56
243.40	261.36	Carbonaceous Mudstone	UW	20	10	10	15	19	80%	100%	100%	90%	0%	0%	56	40
261.36	262.11	Feldspar Porphyry	UW	20	10	17	24	20	100%	100%	100%	90%	0%	0%	65	59
262.11	264.00	Carbonaceous Mudstone	UW	20	10	11	18	20	80%	100%	100%	90%	0%	0%	60	43
264.00	266.34	Carbonaceous Mudstone	UW	20	2	4	7	23	80%	100%	100%	90%	0%	0%	50	36
266.34	269.34	Carbonaceous Mudstone	UW	20	10	13	18	21	80%	100%	100%	90%	0%	0%	61	44

	BANRO CONGO	TWANGIZA

Borehole: TDD141	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	4.00	Carbonaceous Mudstone	MW	5	0	3	5	23	95%	100%	100%	90%	0%	0%	32	27
4.00	16.91	Carbonaceous Mudstone	SW	8	2	5	7	23	90%	100%	100%	90%	0%	0%	38	31
16.91	19.50	Carbonaceous Mudstone	HW	1	2	11	18	18	100%	100%	100%	90%	0%	0%	35	31
19.50	27.13	Siltstone	SW	20	4	5	7	23	100%	100%	100%	90%	0%	0%	51	46
27.13	38.05	Carbonaceous Mudstone	MW	5	4	6	12	23	95%	100%	100%	90%	0%	0%	39	34
38.05	39.47	Sandstone	MW	6	4	4	7	23	100%	100%	100%	90%	0%	0%	37	33
39.47	46.05	Carbonaceous Mudstone	MW	5	4	6	12	19	95%	100%	100%	90%	0%	0%	35	30
46.05	52.98	Sandstone	MW	20	6	6	12	23	100%	100%	100%	90%	0%	0%	55	50
52.98	70.30	Carbonaceous Mudstone	MW	5	8	6	12	22	95%	100%	100%	90%	0%	0%	40	34
70.30	84.60	Carbonaceous Mudstone	SW	16	8	8	15	19	90%	100%	100%	90%	0%	0%	50	40
84.60	85.70	Sandstone	SW	20	6	3	5	19	100%	100%	100%	90%	0%	0%	47	42
85.70	88.46	Carbonaceous Mudstone	UW	16	8	5	10	19	80%	100%	100%	90%	0%	0%	47	34
88.46	89.32	Siltstone	SW	20	0	4	7	19	100%	100%	100%	90%	0%	0%	45	40
89.32	90.70	Carbonaceous Mudstone	UW	16	6	5	10	19	80%	100%	100%	90%	0%	0%	45	33
90.70	91.36	Siltstone	SW	20	14	20	26	19	100%	100%	100%	90%	0%	0%	69	62
91.36	96.54	Carbonaceous Mudstone	UW	18	4	7	12	17	80%	100%	100%	90%	0%	0%	47	34
96.54	97.33	Siltstone	SW	20	12	11	21	22	100%	100%	100%	90%	0%	0%	64	58

	BANRO CONGO	TWANGIZA

Borehole: TDD141	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
97.33	114.30	Carbonaceous Mudstone	UW	20	6	8	15	21	80%	100%	100%	90%	0%	0%	56	40
114.30	115.56	Siltstone	UW	20	14	21	26	16	100%	100%	100%	90%	0%	0%	67	60
115.56	131.62	Feldspar Porphyry	UW	20	10	10	15	16	100%	100%	100%	90%	0%	0%	54	49
131.62	134.28	Mafic Feldspar Porphyry	UW	20	15	16	26	16	100%	100%	100%	90%	0%	0%	65	58
134.28	134.79	Feldspar Porphyry	UW	20	0	9	15	16	100%	100%	100%	90%	0%	0%	48	43
134.79	135.08	Siltstone	UW	20	0	16	12	19	100%	100%	100%	90%	0%	0%	53	48
135.08	136.10	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
136.10	137.69	Siltstone	UW	20	8	9	15	20	100%	100%	100%	90%	0%	0%	56	50
137.69	145.36	Carbonaceous Mudstone	UW	20	6	10	12	15	80%	100%	100%	90%	0%	0%	49	35
145.36	150.98	Feldspar Porphyry	UW	20	10	15	24	16	100%	100%	100%	90%	0%	0%	61	55
150.98	151.53	Siltstone	UW	20	14	25	40	40	100%	100%	100%	90%	0%	0%	100	90
151.53	151.98	Feldspar Porphyry	UW	20	14	19	24	16	100%	100%	100%	90%	0%	0%	65	58
151.98	152.83	Siltstone	UW	20	8	7	7	16	100%	100%	100%	90%	0%	0%	47	43
152.83	156.33	Feldspar Porphyry	UW	20	14	16	26	16	100%	100%	100%	90%	0%	0%	64	58
156.33	168.68	Carbonaceous Mudstone	UW	20	6	11	15	17	80%	100%	100%	90%	0%	0%	53	38
168.68	172.08	Carbonaceous Mudstone	UW	20	14	22	29	22	80%	100%	100%	90%	0%	0%	75	54
172.08	177.51	Siltstone	UW	20	14	25	40	22	100%	100%	100%	90%	0%	0%	82	73

	BANRO CONGO	TWANGIZA

Borehole: TDD141	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
177.51	233.93	Carbonaceous Mudstone	UW	20	14	16	24	27	80%	100%	100%	90%	0%	0%	74	53
233.93	235.10	Siltstone	UW	20	14	22	26	22	100%	100%	100%	90%	0%	0%	73	65
235.10	247.71	Carbonaceous Mudstone	UW	20	14	12	21	18	80%	100%	100%	90%	0%	0%	62	44
247.71	252.38	Carbonaceous Mudstone	UW	20	14	19	31	18	80%	100%	100%	90%	0%	0%	70	50
252.38	253.20	Siltstone	UW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
253.20	266.83	Carbonaceous Mudstone	UW	20	12	8	15	16	80%	100%	100%	90%	0%	0%	54	39
266.83	270.88	Feldspar Porphyry	UW	20	12	17	28	24	100%	100%	100%	90%	0%	0%	73	66
270.88	275.14	Carbonaceous Mudstone	UW	20	14	9	15	19	80%	100%	100%	90%	0%	0%	58	42
275.14	276.45	Mafic Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
276.45	277.88	Carbonaceous Mudstone	UW	20	0	4	7	21	80%	100%	100%	90%	0%	0%	46	33

	BANRO CONGO	TWANGIZA

Borehole: TDD142	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	1.35	Carbonaceous Mudstone	MW	1	0	4	7	22	95%	100%	100	90%	0%	0%	28	24
1.35	5.46	Carbonaceous Mudstone	MW	4	4	6	10	22	95%	100%	100	90%	0%	0%	36	31
5.46	6.65	Carbonaceous Mudstone	MW	4	0	3	5	22	95%	100%	100	90%	0%	0%	30	26
6.65	8.45	Siltstone	MW	4	0	3	5	22	100%	100%	100	90%	0%	0%	30	27
8.45	38.38	Carbonaceous Mudstone	HW	6	2	8	12	18	100%	100%	100	90%	0%	0%	35	31
38.38	39.90	Carbonaceous Mudstone	SW	10	4	5	10	22	90%	100%	100	90%	0%	0%	42	34
39.90	40.50	Carbonaceous Mudstone	SW	10	0	1	0	22	90%	100%	100	90%	0%	0%	33	27
40.50	41.56	Siltstone	SW	10	6	4	7	19	100%	100%	100	90%	0%	0%	37	33
41.56	46.00	Carbonaceous Mudstone	SW	10	2	7	12	17	90%	100%	100	90%	0%	0%	37	30
46.00	91.32	Carbonaceous Mudstone	MW	8	2	7	12	16	95%	100%	100	90%	0%	0%	34	29
91.32	108.20	Carbonaceous Mudstone	SW	16	10	9	15	13	90%	100%	100	90%	0%	0%	47	38
108.20	109.20	Siltstone	UW	20	15	21	29	22	100%	100%	100	90%	0%	0%	75	67
109.20	129.32	Carbonaceous Mudstone	UW	20	10	12	18	15	80%	100%	100	90%	0%	0%	55	39
129.32	155.03	Carbonaceous Mudstone	UW	20	14	18	26	19	80%	100%	100	90%	0%	0%	68	49

	BANRO CONGO	TWANGIZA

Borehole: TDD143	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	6.32	Undifferentiated Soil	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
6.32	7.36	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
7.36	7.64	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
7.64	8.36	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
8.36	10.32	Mudstone	MW	4	6	5	12	22	100%	100%	100%	90%	0%	0%	38	34
10.32	11.47	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
11.47	12.12	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
12.12	12.94	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
12.94	13.40	Mudstone	MW	3	0	3	7	22	100%	100%	100%	90%	0%	0%	30	27
13.40	13.83	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
13.83	14.06	Carbonaceous Mudstone	MW	3	15	25	40	40	95%	100%	100%	90%	0%	0%	83	71
14.06	14.27	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
14.27	16.11	Carbonaceous Mudstone	MW	4	2	5	12	22	95%	100%	100%	90%	0%	0%	36	31
16.11	16.92	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
16.92	17.55	Carbonaceous Mudstone	MW	2	4	8	10	22	95%	100%	100%	90%	0%	0%	35	30
17.55	18.10	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
18.10	24.94	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0

	BANRO CONGO	TWANGIZA

Borehole: TDD143	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
24.94	25.60	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
25.60	26.36	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
26.36	26.92	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
26.92	31.00	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
31.00	32.40	Mudstone	HW	0	0	25	40	40	100%	100%	100%	90%	0%	0%	73	65
32.40	32.85	Mudstone	MW	3	0	7	10	22	100%	100%	100%	90%	0%	0%	34	30
32.85	39.86	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
39.86	41.02	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
41.02	43.20	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
43.20	47.43	Mudstone	MW	2	2	5	10	22	100%	100%	100%	90%	0%	0%	33	29
47.43	71.18	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
71.18	78.18	Mafic Feldspar Porphyry	HW	1	0	25	40	40	100%	100%	100%	90%	0%	0%	74	66
78.18	81.89	Mafic Feldspar Porphyry	MW	3	15	13	26	22	100%	100%	100%	90%	0%	0%	52	47
81.89	82.35	Feldspar Porphyry	MW	3	15	25	40	40	100%	100%	100%	90%	0%	0%	83	75
82.35	83.78	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
83.78	86.18	Mudstone	MW	3	6	8	18	22	100%	100%	100%	90%	0%	0%	41	37
86.18	86.72	Feldspar Porphyry	MW	1	4	4	10	22	100%	100%	100%	90%	0%	0%	32	29

	BANRO CONGO	TWANGIZA

Borehole: TDD143	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
86.72	89.55	Mudstone	MW	6	10	9	18	22	100%	100%	100%	90%	0%	0%	46	42
89.55	107.83	Carbonaceous Mudstone	MW	6	8	14	21	20	95%	100%	100%	90%	0%	0%	47	40
107.83	108.12	Carbonaceous Mudstone	HW	0	0	25	40	40	100%	100%	100%	90%	0%	0%	73	65
108.12	119.18	Carbonaceous Mudstone	MW	6	6	10	18	19	95%	100%	100%	90%	0%	0%	42	36

	BANRO CONGO	TWANGIZA

Borehole: TDD144	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	5.00	Undifferentiated Soil	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
5.00	7.00	Undifferentiated Saprolite	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
7.00	8.51	Carbonaceous Mudstone	HW	1	0	6	12	24	100%	100%	100%	90%	0%	0%	35	31
8.51	16.84	Carbonaceous Mudstone	HW	3	4	6	10	24	100%	100%	100%	90%	0%	0%	37	34
16.84	23.96	Carbonaceous Mudstone	MW	5	8	6	12	24	95%	100%	100%	90%	0%	0%	43	36
23.96	31.55	Carbonaceous Mudstone	HW	4	6	11	18	21	100%	100%	100%	90%	0%	0%	43	39
31.55	32.85	Siltstone	HW	3	0	3	5	23	100%	100%	100%	90%	0%	0%	29	27
32.85	34.14	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
34.14	38.40	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
38.40	40.00	Mafic Feldspar Porphyry	HW	1	15	25	40	40	100%	100%	100%	90%	0%	0%	81	73
40.00	45.70	Mafic Feldspar Porphyry	MW	5	12	16	24	19	100%	100%	100%	90%	0%	0%	50	45
45.70	46.20	Mafic Feldspar Porphyry	HW	4	6	17	24	19	100%	100%	100%	90%	0%	0%	46	42
46.20	50.12	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
50.12	51.76	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
51.76	53.17	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
53.17	53.55	Carbonaceous Mudstone	MW	4	0	15	18	23	95%	100%	100%	90%	0%	0%	43	37
53.55	54.87	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0

	BANRO CONGO	TWANGIZA

Borehole: TDD144	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
54.87	55.39	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
55.39	55.65	Mafic Feldspar Porphyry	HW	0	0	25	40	40	100%	100%	100%	90%	0%	0%	73	65
55.65	56.83	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
56.83	57.00	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
57.00	57.49	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
57.49	62.54	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
62.54	64.65	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
64.65	66.70	Carbonaceous Mudstone	MW	3	10	12	18	16	95%	100%	100%	90%	0%	0%	40	34
66.70	67.04	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
67.04	67.33	Carbonaceous Mudstone	MW	5	12	25	40	40	95%	100%	100%	90%	0%	0%	84	71
67.33	67.66	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
67.66	68.43	Carbonaceous Mudstone	MW	5	10	5	15	19	95%	100%	100%	90%	0%	0%	39	33
68.43	68.98	Feldspar Porphyry	MW	5	14	20	26	23	100%	100%	100%	90%	0%	0%	58	52
68.98	76.07	Mafic Feldspar Porphyry	SW	5	10	18	26	15	100%	100%	100%	90%	0%	0%	47	42
76.07	76.98	Mafic Feldspar Porphyry	MW	5	12	18	29	19	100%	100%	100%	90%	0%	0%	54	48
76.98	84.51	Carbonaceous Mudstone	MW	5	8	8	15	21	95%	100%	100%	90%	0%	0%	42	36
84.51	88.64	Carbonaceous Mudstone	SW	6	10	8	15	14	90%	100%	100%	90%	0%	0%	36	29

	BANRO CONGO	TWANGIZA

Borehole: TDD144	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
88.64	103.62	Carbonaceous Mudstone	MW	5	10	13	18	21	95%	100%	100%	90%	0%	0%	47	40
103.62	104.17	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
104.17	105.38	Carbonaceous Mudstone	SW	5	12	12	21	25	90%	100%	100%	90%	0%	0%	52	42
105.38	109.85	Carbonaceous Mudstone	SW	8	8	7	12	14	90%	100%	100%	90%	0%	0%	35	28
109.85	110.26	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
110.26	123.00	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
123.00	127.72	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
127.72	134.25	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
134.25	134.50	Feldspar Porphyry	HW	3	15	25	40	40	100%	100%	100%	90%	0%	0%	83	75
134.50	135.94	Mafic Feldspar Porphyry	MW	5	15	25	40	40	100%	100%	100%	90%	0%	0%	85	77
135.94	142.20	Mafic Feldspar Porphyry	SW	8	14	17	26	19	100%	100%	100%	90%	0%	0%	56	50
142.20	149.10	Mafic Feldspar Porphyry	UW	20	14	19	31	19	100%	100%	100%	90%	0%	0%	71	64
149.10	149.74	Mafic Feldspar Porphyry	MW	5	15	25	40	40	100%	100%	100%	90%	0%	0%	85	77
149.74	150.26	Mudstone	MW	5	15	25	40	40	100%	100%	100%	90%	0%	0%	85	77
150.26	152.78	Mudstone	MW	5	4	9	12	15	100%	100%	100%	90%	0%	0%	33	30
152.78	155.80	Carbonaceous Mudstone	UW	20	10	9	18	15	80%	100%	100%	90%	0%	0%	53	38
155.80	155.87	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90

	BANRO CONGO	TWANGIZA

Borehole: TDD144	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
155.87	156.33	Carbonaceous Mudstone	UW	20	8	9	18	23	80%	100%	100%	90%	0%	0%	61	44
156.33	158.53	Feldspar Porphyry	SW	20	6	9	12	23	100%	100%	100%	90%	0%	0%	57	51
158.53	159.82	Carbonaceous Mudstone	UW	20	8	6	15	14	80%	100%	100%	90%	0%	0%	48	35
159.82	161.16	Siltstone	SW	20	14	14	26	21	100%	100%	100%	90%	0%	0%	68	61
161.16	204.64	Carbonaceous Mudstone	UW	20	8	9	15	19	80%	100%	100%	90%	0%	0%	55	39
204.64	206.05	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
206.05	208.45	Feldspar Porphyry	MW	5	8	13	21	21	100%	100%	100%	90%	0%	0%	47	42
208.45	208.57	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
208.57	212.93	Feldspar Porphyry	MW	5	12	14	21	23	100%	100%	100%	90%	0%	0%	52	47
212.93	213.38	Mudstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
213.38	213.74	Feldspar Porphyry	UW	20	14	19	24	19	100%	100%	100%	90%	0%	0%	67	61
213.74	229.40	Carbonaceous Mudstone	UW	20	8	13	18	24	80%	100%	100%	90%	0%	0%	64	46

	BANRO CONGO	TWANGIZA

Borehole: TDD145	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	3.39	Undifferentiated Soil	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
3.39	11.40	Fault Breccia	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
11.40	14.30	Siltstone	MW	6	4	5	10	15	100%	100%	100%	90%	0%	0%	31	28
14.30	15.19	Carbonaceous Mudstone	MW	6	4	4	7	16	95%	100%	100%	90%	0%	0%	29	25
15.19	23.29	Carbonaceous Mudstone	MW	4	2	5	10	15	95%	100%	100%	90%	0%	0%	28	24
23.29	24.00	Feldspar Porphyry	MW	4	4	10	18	17	100%	100%	100%	90%	0%	0%	37	33
24.00	24.39	Feldspar Porphyry	MW	8	8	18	18	19	100%	100%	100%	90%	0%	0%	49	44
24.39	24.80	Feldspar Porphyry	MW	2	0	2	0	22	100%	100%	100%	90%	0%	0%	25	22
24.80	34.80	Mafic Feldspar Porphyry	MW	3	8	11	18	19	100%	100%	100%	90%	0%	0%	40	36
34.80	35.57	Feldspar Porphyry	MW	3	6	4	10	19	100%	100%	100%	90%	0%	0%	32	29
35.57	43.20	Mudstone	MW	6	4	5	10	22	100%	100%	100%	90%	0%	0%	38	34
43.20	46.63	Mafic Feldspar Porphyry	MW	2	6	7	15	22	100%	100%	100%	90%	0%	0%	38	34
46.63	52.22	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
52.22	52.94	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
52.94	53.12	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
53.12	61.79	Mafic Feldspar Porphyry	MW	10	14	21	31	26	100%	100%	100%	90%	0%	0%	69	62
61.79	65.54	Mudstone	MW	8	14	21	34	19	100%	100%	100%	90%	0%	0%	61	55

	BANRO CONGO	TWANGIZA

Borehole: TDD145	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
65.54	83.00	Carbonaceous Mudstone	SW	10	10	16	24	13	90%	100%	100%	90%	0%	0%	48	39
83.00	84.10	Siltstone	SW	10	0	8	10	13	100%	100%	100%	90%	0%	0%	32	29
84.10	86.00	Carbonaceous Mudstone	SW	10	10	11	15	13	90%	100%	100%	90%	0%	0%	41	33
86.00	88.74	Siltstone	UW	20	6	5	10	22	100%	100%	100%	90%	0%	0%	53	47
88.74	91.43	Mafic Feldspar Porphyry	MW	4	4	6	12	22	100%	100%	100%	90%	0%	0%	37	33
91.43	96.00	Mafic Feldspar Porphyry	SW	20	8	14	18	14	100%	100%	100%	90%	0%	0%	54	49
96.00	104.57	Siltstone	SW	20	8	8	15	13	100%	100%	100%	90%	0%	0%	49	44
104.57	110.27	Carbonaceous Mudstone	SW	20	10	12	18	13	90%	100%	100%	90%	0%	0%	53	43
110.27	113.00	Siltstone	SW	10	2	10	15	13	100%	100%	100%	90%	0%	0%	37	33
113.00	144.25	Mafic Feldspar Porphyry	SW	20	10	16	24	17	100%	100%	100%	90%	0%	0%	62	56
144.25	145.00	Carbonaceous Mudstone	SW	16	6	17	24	22	90%	100%	100%	90%	0%	0%	61	50
145.00	162.17	Carbonaceous Mudstone	UW	20	12	11	18	14	80%	100%	100%	90%	0%	0%	54	39
162.17	162.72	Carbonaceous Mudstone	SW	20	0	2	2	22	90%	100%	100%	90%	0%	0%	44	36
162.72	163.81	Feldspar Porphyry	SW	20	0	2	2	22	100%	100%	100%	90%	0%	0%	44	40
163.81	171.55	Carbonaceous Mudstone	UW	20	6	5	10	15	80%	100%	100%	90%	0%	0%	46	33
171.55	172.43	Siltstone	UW	20	10	10	15	19	100%	100%	100%	90%	0%	0%	56	51
172.43	177.77	Carbonaceous Mudstone	UW	20	12	14	21	19	80%	100%	100%	90%	0%	0%	62	45

	BANRO CONGO	TWANGIZA

Borehole: TDD145	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
177.77	191.91	Siltstone	UW	20	14	17	24	20	100%	100%	100%	90%	0%	0%	67	61
191.91	194.49	Siltstone	UW	20	10	14	21	24	100%	100%	100%	90%	0%	0%	67	60
194.49	202.89	Feldspar Porphyry	UW	20	14	17	26	22	100%	100%	100%	90%	0%	0%	71	64
202.89	205.09	Mafic Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
205.09	215.90	Feldspar Porphyry	UW	20	14	18	26	22	100%	100%	100%	90%	0%	0%	71	64
215.90	220.57	Mafic Feldspar Porphyry	UW	20	8	7	15	26	100%	100%	100%	90%	0%	0%	61	55
220.57	225.06	Siltstone	UW	20	10	14	21	22	100%	100%	100%	90%	0%	0%	65	58
225.06	225.69	Mafic Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
225.69	226.49	Siltstone	UW	20	8	12	21	25	100%	100%	100%	90%	0%	0%	65	58
226.49	228.40	Feldspar Porphyry	UW	20	12	20	24	22	100%	100%	100%	90%	0%	0%	70	63
228.40	234.19	Siltstone	UW	20	12	16	24	20	100%	100%	100%	90%	0%	0%	66	59
234.19	234.61	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
234.61	255.40	Carbonaceous Mudstone	UW	20	14	21	26	20	80%	100%	100%	90%	0%	0%	70	51
255.40	256.02	Siltstone	UW	20	14	16	21	20	100%	100%	100%	90%	0%	0%	65	59
256.02	281.68	Carbonaceous Mudstone	UW	20	12	18	26	20	80%	100%	100%	90%	0%	0%	68	49
281.68	284.07	Feldspar Porphyry	UW	20	15	24	36	22	100%	100%	100%	90%	0%	0%	80	72
284.07	290.28	Carbonaceous Mudstone	UW	20	12	16	21	20	80%	100%	100%	90%	0%	0%	64	46

	BANRO CONGO	TWANGIZA

Borehole: TDD146	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	3.80	Mudstone	MW	1	0	2	0	19	100%	100%	100%	90%	0%	0%	21	19
3.80	9.70	Carbonaceous Mudstone	MW	3	0	3	5	19	95%	100%	100%	90%	0%	0%	26	22
9.70	14.47	Carbonaceous Mudstone	MW	4	2	4	7	20	95%	100%	100%	90%	0%	0%	30	26
14.47	15.33	Siltstone	MW	3	8	17	24	22	100%	100%	100%	90%	0%	0%	50	45
15.33	18.20	Carbonaceous Mudstone	MW	3	0	2	2	19	95%	100%	100%	90%	0%	0%	24	21
18.20	28.22	Carbonaceous Mudstone	MW	4	2	4	7	19	95%	100%	100%	90%	0%	0%	29	25
28.22	30.30	Carbonaceous Mudstone	MW	3	2	4	7	22	95%	100%	100%	90%	0%	0%	31	27
30.30	45.32	Carbonaceous Mudstone	MW	4	2	4	7	19	95%	100%	100%	90%	0%	0%	29	25
45.32	46.19	Siltstone	MW	4	2	4	10	20	100%	100%	100%	90%	0%	0%	32	29
46.19	47.60	Carbonaceous Mudstone	MW	4	4	4	10	20	95%	100%	100%	90%	0%	0%	33	28
47.60	48.06	Siltstone	MW	4	6	9	15	20	100%	100%	100%	90%	0%	0%	39	35
48.06	48.90	Carbonaceous Mudstone	MW	4	4	4	10	19	95%	100%	100%	90%	0%	0%	32	27
48.90	49.36	Carbonaceous Mudstone	MW	3	0	3	5	22	95%	100%	100%	90%	0%	0%	29	25
49.36	53.02	Carbonaceous Mudstone	MW	4	4	5	10	20	95%	100%	100%	90%	0%	0%	33	29
53.02	53.11	Feldspar Porphyry	MW	4	0	25	40	40	100%	100%	100%	90%	0%	0%	77	69
53.11	54.14	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
54.14	55.67	Feldspar Porphyry	MW	3	4	5	12	21	100%	100%	100%	90%	0%	0%	35	31

	BANRO CONGO	TWANGIZA

Borehole: TDD146	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
55.67	61.41	Feldspar Porphyry	MW	6	10	8	15	22	100%	100%	100%	90%	0%	0%	44	40
61.41	71.20	Carbonaceous Mudstone	SW	20	8	6	12	19	90%	100%	100%	90%	0%	0%	52	42
71.20	71.72	Siltstone	SW	20	0	7	7	21	100%	100%	100%	90%	0%	0%	48	43
71.72	95.57	Carbonaceous Mudstone	UW	20	12	12	21	18	80%	100%	100%	90%	0%	0%	61	44
95.57	96.30	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
96.30	105.31	Carbonaceous Mudstone	UW	20	12	13	21	20	80%	100%	100%	90%	0%	0%	63	45
105.31	106.00	Siltstone	UW	20	14	11	18	22	100%	100%	100%	90%	0%	0%	63	57
106.00	111.03	Feldspar Porphyry	UW	20	8	8	15	20	100%	100%	100%	90%	0%	0%	56	50
111.03	111.62	Carbonaceous Mudstone	UW	20	14	20	21	27	80%	100%	100%	90%	0%	0%	75	54
111.62	117.94	Feldspar Porphyry	UW	20	10	15	24	22	100%	100%	100%	90%	0%	0%	66	60
117.94	119.22	Carbonaceous Mudstone	UW	20	6	5	10	21	80%	100%	100%	90%	0%	0%	51	37
119.22	120.26	Siltstone	UW	20	14	12	21	22	100%	100%	100%	90%	0%	0%	66	59
120.26	126.00	Carbonaceous Mudstone	UW	20	8	7	12	20	80%	100%	100%	90%	0%	0%	54	39
126.00	127.18	Siltstone	UW	20	14	13	24	20	100%	100%	100%	90%	0%	0%	65	59
127.18	141.12	Carbonaceous Mudstone	UW	20	10	9	15	22	80%	100%	100%	90%	0%	0%	59	43
141.12	142.12	Carbonaceous Mudstone	UW	18	12	12	12	23	80%	100%	100%	90%	0%	0%	59	43
142.12	150.53	Carbonaceous Mudstone	UW	20	14	22	26	18	80%	100%	100%	90%	0%	0%	69	50

	BANRO CONGO	TWANGIZA

Borehole: TDD146	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
150.53	151.54	Siltstone	UW	20	8	12	15	16	100%	100%	100%	90%	0%	0%	53	48
151.54	154.94	Carbonaceous Mudstone	UW	20	14	10	18	19	80%	100%	100%	90%	0%	0%	60	43
154.94	155.67	Siltstone	UW	20	12	12	15	22	100%	100%	100%	90%	0%	0%	61	55
155.67	168.23	Carbonaceous Mudstone	UW	20	10	9	15	21	80%	100%	100%	90%	0%	0%	58	42
168.23	171.76	Siltstone	UW	20	10	6	12	19	100%	100%	100%	90%	0%	0%	53	48
171.76	173.68	Carbonaceous Mudstone	UW	20	14	21	24	22	80%	100%	100%	90%	0%	0%	71	51
173.68	174.83	Siltstone	UW	20	14	15	21	22	100%	100%	100%	90%	0%	0%	67	60
174.83	184.77	Carbonaceous Mudstone	UW	20	14	14	21	18	80%	100%	100%	90%	0%	0%	63	45
184.77	185.65	Carbonaceous Mudstone	UW	20	0	16	21	24	80%	100%	100%	90%	0%	0%	63	45
185.65	201.65	Carbonaceous Mudstone	UW	20	14	12	21	18	80%	100%	100%	90%	0%	0%	62	44
201.65	203.49	Feldspar Porphyry	UW	20	10	9	21	22	100%	100%	100%	90%	0%	0%	62	56
203.49	216.81	Carbonaceous Mudstone	UW	20	14	14	24	19	80%	100%	100%	90%	0%	0%	65	46
216.81	218.11	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90

	BANRO CONGO	TWANGIZA

Borehole: TDD147	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	4.43	Undifferentiated Soil	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
4.43	5.06	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
5.06	15.82	Mudstone	HW	3	4	8	12	24	100%	100%	100%	90%	0%	0%	40	36
15.82	18.08	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
18.08	20.77	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
20.77	30.00	Mafic Feldspar Porphyry	HW	3	6	11	18	23	100%	100%	100%	90%	0%	0%	44	39
30.00	32.33	Mafic Feldspar Porphyry	HW	1	8	22	31	19	100%	100%	100%	90%	0%	0%	50	45
32.33	34.60	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
34.60	38.92	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
38.92	40.17	Feldspar Porphyry	HW	3	4	25	40	40	100%	100%	100%	90%	0%	0%	78	70
40.17	41.24	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
41.24	46.26	Mafic Feldspar Porphyry	HW	2	12	25	40	40	100%	100%	100%	90%	0%	0%	81	72
46.26	48.60	Mafic Feldspar Porphyry	MW	5	14	20	31	14	100%	100%	100%	90%	0%	0%	52	47
48.60	49.76	Mudstone	HW	3	0	7	10	20	100%	100%	100%	90%	0%	0%	32	29
49.76	50.35	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
50.35	54.72	Mudstone	SW	5	6	10	12	21	100%	100%	100%	90%	0%	0%	40	36
54.72	62.10	Mafic Feldspar Porphyry	MW	5	4	17	24	19	100%	100%	100%	90%	0%	0%	47	42

	BANRO CONGO	TWANGIZA

Borehole: TDD147	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
62.10	65.33	Mudstone	MW	5	6	8	15	22	100%	100%	100%	90%	0%	0%	41	37
65.33	67.24	Mudstone	HW	3	10	8	18	22	100%	100%	100%	90%	0%	0%	43	39
67.24	68.38	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
68.38	69.00	Carbonaceous Mudstone	MW	0	0	0	0	0	95%	100%	100%	90%	0%	0%	0	0
69.00	71.33	Carbonaceous Mudstone	SW	5	10	7	15	23	90%	100%	100%	90%	0%	0%	44	36
71.33	72.68	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
72.68	97.38	Carbonaceous Mudstone	MW	5	6	9	15	14	95%	100%	100%	90%	0%	0%	34	29
97.38	100.15	Feldspar Porphyry	MW	8	10	17	21	23	100%	100%	100%	90%	0%	0%	55	49
100.15	101.91	Mudstone	MW	6	8	17	21	23	100%	100%	100%	90%	0%	0%	52	47
101.91	103.00	Feldspar Porphyry	MW	6	10	18	26	23	100%	100%	100%	90%	0%	0%	56	50
103.00	106.00	Mafic Feldspar Porphyry	MW	5	4	7	12	23	100%	100%	100%	90%	0%	0%	40	36
106.00	110.00	Feldspar Porphyry	MW	5	6	10	12	23	100%	100%	100%	90%	0%	0%	42	38
110.00	112.95	Mafic Feldspar Porphyry	MW	5	12	16	26	19	100%	100%	100%	90%	0%	0%	51	46
112.95	115.50	Mafic Feldspar Porphyry	SW	12	10	13	18	19	100%	100%	100%	90%	0%	0%	52	47
115.50	133.63	Mafic Feldspar Porphyry	UW	20	12	18	26	18	100%	100%	100%	90%	0%	0%	66	60
133.63	150.08	Carbonaceous Mudstone	UW	20	10	9	15	17	80%	100%	100%	90%	0%	0%	54	39
150.08	152.08	Sandstone	SW	20	10	13	18	23	100%	100%	100%	90%	0%	0%	63	57

	BANRO CONGO	TWANGIZA

Borehole: TDD147	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
152.08	156.60	Carbonaceous Mudstone	UW	20	2	9	12	16	80%	100%	100%	90%	0%	0%	48	34
156.60	164.64	Siltstone	UW	20	12	10	18	17	100%	100%	100%	90%	0%	0%	57	51
164.64	165.37	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
165.37	170.20	Siltstone	UW	20	14	24	34	15	100%	100%	100%	90%	0%	0%	71	64
170.20	171.40	Carbonaceous Mudstone	UW	20	15	23	31	16	80%	100%	100%	90%	0%	0%	71	51
171.40	173.88	Siltstone	UW	20	14	16	26	24	100%	100%	100%	90%	0%	0%	72	65
173.88	176.00	Carbonaceous Mudstone	UW	20	12	14	21	16	80%	100%	100%	90%	0%	0%	59	43
176.00	178.50	Siltstone	UW	20	12	13	21	16	100%	100%	100%	90%	0%	0%	59	53
178.50	179.08	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
179.08	192.92	Carbonaceous Mudstone	UW	20	10	10	15	25	80%	100%	100%	90%	0%	0%	63	45
192.92	200.78	Feldspar Porphyry	UW	20	10	15	21	27	100%	100%	100%	90%	0%	0%	70	63
200.78	202.35	Siltstone	UW	20	14	20	34	23	100%	100%	100%	90%	0%	0%	77	69
202.35	222.30	Carbonaceous Mudstone	UW	20	12	17	24	25	80%	100%	100%	90%	0%	0%	72	52

	BANRO CONGO	TWANGIZA

Borehole: TDD148	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	5.90	Undifferentiated Soil	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
5.90	20.22	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
20.22	21.47	Feldspar Porphyry	MW	1	15	25	40	40	100%	100%	100%	90%	0%	0%	81	73
21.47	23.22	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
23.22	25.48	Feldspar Porphyry	MW	1	12	8	18	22	100%	100%	100%	90%	0%	0%	42	38
25.48	29.71	Mafic Feldspar Porphyry	MW	1	10	9	18	23	100%	100%	100%	90%	0%	0%	43	39
29.71	30.71	Feldspar Porphyry	MW	1	6	5	12	22	100%	100%	100%	90%	0%	0%	35	31
30.71	45.69	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
45.69	46.30	Feldspar Porphyry	MW	1	0	1	0	22	100%	100%	100%	90%	0%	0%	24	21
46.30	49.15	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
49.15	50.22	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
50.22	51.52	Mudstone	MW	1	2	10	15	22	100%	100%	100%	90%	0%	0%	36	33
51.52	53.96	Feldspar Porphyry	MW	1	6	16	21	22	100%	100%	100%	90%	0%	0%	45	40
53.96	56.00	Mudstone	MW	2	4	7	15	21	100%	100%	100%	90%	0%	0%	36	33
56.00	56.88	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
56.88	57.97	Mudstone	MW	2	14	23	31	19	100%	100%	100%	90%	0%	0%	55	49
57.97	58.27	Mudstone	MW	3	6	15	12	22	100%	100%	100%	90%	0%	0%	42	38

	BANRO CONGO	TWANGIZA

Borehole: TDD148	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
58.27	60.60	Siltstone	SW	16	4	11	15	19	100%	100%	100%	90%	0%	0%	50	45
60.60	61.92	Carbonaceous Mudstone	SW	10	8	11	18	13	90%	100%	100%	90%	0%	0%	42	34
61.92	64.05	Siltstone	SW	16	10	12	18	14	100%	100%	100%	90%	0%	0%	50	45
64.05	107.22	Carbonaceous Mudstone	SW	10	8	9	15	22	90%	100%	100%	90%	0%	0%	48	39
107.22	112.39	Feldspar Porphyry	MW	4	4	10	18	22	100%	100%	100%	90%	0%	0%	42	38
112.39	113.08	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
113.08	122.90	Carbonaceous Mudstone	UW	20	4	5	10	20	80%	100%	100%	90%	0%	0%	50	36
122.90	140.22	Carbonaceous Mudstone	UW	20	10	9	15	20	80%	100%	100%	90%	0%	0%	57	41

	BANRO CONGO	TWANGIZA

Borehole: TDD149	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	5.30	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
5.30	10.08	Mudstone	HW	2	2	5	10	21	100%	100%	100%	90%	0%	0%	32	29
10.08	12.17	Feldspar Porphyry	HW	2	4	25	40	40	100%	100%	100%	90%	0%	0%	77	69
12.17	15.60	Mudstone	HW	3	0	3	2	21	100%	100%	100%	90%	0%	0%	26	24
15.60	16.20	Mudstone	MW	5	8	8	12	22	100%	100%	100%	90%	0%	0%	41	37
16.20	16.48	Siltstone	MW	10	6	9	10	22	100%	100%	100%	90%	0%	0%	44	40
16.48	26.70	Mudstone	HW	4	2	4	7	21	100%	100%	100%	90%	0%	0%	31	28
26.70	27.85	Siltstone	MW	4	0	2	2	20	100%	100%	100%	90%	0%	0%	26	24
27.85	29.41	Siltstone	MW	8	0	3	0	23	100%	100%	100%	90%	0%	0%	32	29
29.41	30.65	Mudstone	HW	4	2	25	40	40	100%	100%	100%	90%	0%	0%	78	70
30.65	31.30	Mudstone	MW	10	0	2	2	22	100%	100%	100%	90%	0%	0%	34	31
31.30	33.60	Siltstone	SW	20	4	5	10	23	100%	100%	100%	90%	0%	0%	52	47
33.60	34.30	Mudstone	MW	3	6	4	10	23	100%	100%	100%	90%	0%	0%	36	32
34.30	35.33	Siltstone	SW	16	4	9	12	27	100%	100%	100%	90%	0%	0%	55	50
35.33	35.73	Mudstone	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
35.73	36.42	Siltstone	SW	16	4	9	12	26	100%	100%	100%	90%	0%	0%	54	49
36.42	40.25	Mudstone	HW	2	2	5	10	22	100%	100%	100%	90%	0%	0%	33	29

	BANRO CONGO	TWANGIZA

Borehole: TDD149	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
40.25	43.28	Mudstone	MW	5	0	4	7	18	100%	100%	100%	90%	0%	0%	29	26
43.28	49.48	Mudstone	MW	8	0	3	5	21	100%	100%	100%	90%	0%	0%	33	30
49.48	50.46	Mudstone	HW	4	6	5	12	21	100%	100%	100%	90%	0%	0%	37	33
50.46	50.86	Mudstone	MW	6	4	7	10	20	100%	100%	100%	90%	0%	0%	36	33
50.86	53.09	Siltstone	MW	10	0	2	2	27	100%	100%	100%	90%	0%	0%	39	35
53.09	54.30	Mudstone	HW	3	2	9	12	22	100%	100%	100%	90%	0%	0%	36	33
54.30	55.56	Siltstone	MW	4	2	2	0	19	100%	100%	100%	90%	0%	0%	25	22
55.56	55.95	Mudstone	HW	2	12	9	15	17	100%	100%	100%	90%	0%	0%	36	33
55.95	59.11	Mudstone	HW	4	4	10	15	19	100%	100%	100%	90%	0%	0%	37	34
59.11	60.33	Mudstone	MW	6	4	4	10	19	100%	100%	100%	90%	0%	0%	34	31
60.33	64.43	Mudstone	HW	4	2	11	15	20	100%	100%	100%	90%	0%	0%	38	34
64.43	67.17	Mudstone	MW	6	4	4	7	19	100%	100%	100%	90%	0%	0%	32	29
67.17	70.36	Mudstone	MW	6	2	9	12	23	100%	100%	100%	90%	0%	0%	40	36
70.36	71.23	Siltstone	MW	8	4	6	7	19	100%	100%	100%	90%	0%	0%	35	32
71.23	94.60	Mudstone	MW	8	2	7	12	20	100%	100%	100%	90%	0%	0%	38	34
94.60	96.00	Mudstone	MW	10	4	12	18	24	100%	100%	100%	90%	0%	0%	51	46
96.00	106.89	Mafic Feldspar Porphyry	MW	10	10	10	15	21	100%	100%	100%	90%	0%	0%	48	44

	BANRO CONGO	TWANGIZA

Borehole: TDD149	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
106.89	109.60	Mafic Feldspar Porphyry	SW	16	10	13	21	27	100%	100%	100%	90%	0%	0%	65	59
109.60	113.25	Mudstone	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
113.25	118.33	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
118.33	118.72	Mafic Feldspar Porphyry	HW	1	15	25	40	40	100%	100%	100%	90%	0%	0%	81	73
118.72	119.42	Mafic Feldspar Porphyry	MW	2	0	15	21	19	100%	100%	100%	90%	0%	0%	39	35
119.42	120.34	Mafic Feldspar Porphyry	HW	1	6	25	40	40	100%	100%	100%	90%	0%	0%	77	69
120.34	121.00	Feldspar Porphyry	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
121.00	122.03	Mafic Feldspar Porphyry	MW	5	6	25	40	40	100%	100%	100%	90%	0%	0%	81	72
122.03	122.40	Mafic Feldspar Porphyry	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
122.40	129.28	Mudstone	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
129.28	130.13	Siltstone	MW	10	0	2	2	20	100%	100%	100%	90%	0%	0%	32	29
130.13	131.30	Mudstone	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
131.30	131.70	Mudstone	HW	2	0	8	10	20	100%	100%	100%	90%	0%	0%	30	27
131.70	135.70	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
135.70	136.07	Mafic Feldspar Porphyry	HW	2	12	16	24	27	100%	100%	100%	90%	0%	0%	55	50
136.07	136.35	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
136.35	141.00	Feldspar Porphyry	HW	2	4	14	21	19	100%	100%	100%	90%	0%	0%	40	36

	BANRO CONGO	TWANGIZA

Borehole: TDD149	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
141.00	142.57	Mafic Feldspar Porphyry	HW	3	6	6	15	25	100%	100%	100%	90%	0%	0%	42	37
142.57	142.91	Mafic Feldspar Porphyry	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
142.91	144.51	Mafic Feldspar Porphyry	HW	2	2	13	21	25	100%	100%	100%	90%	0%	0%	45	40
144.51	145.27	Mafic Feldspar Porphyry	MW	6	0	11	12	27	100%	100%	100%	90%	0%	0%	44	40
145.27	145.89	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
145.89	149.34	Mafic Feldspar Porphyry	HW	2	2	12	21	19	100%	100%	100%	90%	0%	0%	39	35
149.34	150.70	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
150.70	151.27	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
151.27	152.34	Mafic Feldspar Porphyry	HW	2	0	25	40	40	100%	100%	100%	90%	0%	0%	75	67
152.34	152.92	Mafic Feldspar Porphyry	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
152.92	153.50	Mafic Feldspar Porphyry	MW	5	0	8	10	27	100%	100%	100%	90%	0%	0%	40	36
153.50	156.00	Mafic Feldspar Porphyry	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
156.00	156.53	Carbonaceous Mudstone	HW	2	0	9	12	21	100%	100%	100%	90%	0%	0%	33	30
156.53	156.90	Mudstone	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
156.90	157.17	Carbonaceous Mudstone	MW	0	0	7	10	22	95%	100%	100%	90%	0%	0%	31	26
157.17	157.93	Carbonaceous Mudstone	MW	5	0	7	7	22	95%	100%	100%	90%	0%	0%	34	29
157.93	162.72	Carbonaceous Mudstone	MW	10	0	3	2	13	95%	100%	100%	90%	0%	0%	26	22

	BANRO CONGO	TWANGIZA

Borehole: TDD149	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
162.72	163.34	Siltstone	SW	16	6	6	5	26	100%	100%	100%	90%	0%	0%	51	46
163.34	168.23	Carbonaceous Mudstone	MW	10	4	5	7	13	95%	100%	100%	90%	0%	0%	31	27
168.23	169.15	Carbonaceous Mudstone	HW	6	0	6	10	26	100%	100%	100%	90%	0%	0%	40	36
169.15	170.08	Carbonaceous Mudstone	MW	10	6	9	10	14	95%	100%	100%	90%	0%	0%	36	31
170.08	172.34	Siltstone	SW	16	4	5	7	23	100%	100%	100%	90%	0%	0%	46	42
172.34	179.30	Carbonaceous Mudstone	SW	16	10	8	15	16	90%	100%	100%	90%	0%	0%	48	39
179.30	180.48	Carbonaceous Mudstone	SW	16	0	2	2	22	90%	100%	100%	90%	0%	0%	40	33
180.48	181.34	Siltstone	UW	20	4	9	12	24	100%	100%	100%	90%	0%	0%	56	51
181.34	190.00	Carbonaceous Mudstone	SW	16	10	8	15	17	90%	100%	100%	90%	0%	0%	50	40
190.00	190.96	Carbonaceous Mudstone	SW	16	0	3	0	14	90%	100%	100%	90%	0%	0%	31	25
190.96	192.84	Carbonaceous Mudstone	SW	16	6	5	7	13	90%	100%	100%	90%	0%	0%	38	31
192.84	193.57	Carbonaceous Mudstone	MW	10	0	4	0	13	95%	100%	100%	90%	0%	0%	25	22
193.57	194.24	Carbonaceous Mudstone	SW	16	4	4	10	15	90%	100%	100%	90%	0%	0%	40	33
194.24	195.30	Siltstone	SW	16	6	8	10	13	100%	100%	100%	90%	0%	0%	41	37
195.30	196.10	Siltstone	MW	10	0	2	0	16	100%	100%	100%	90%	0%	0%	27	24
196.10	199.92	Feldspar Porphyry	MW	10	6	7	12	20	100%	100%	100%	90%	0%	0%	43	38
199.92	200.85	Feldspar Porphyry	SW	16	12	14	18	27	100%	100%	100%	90%	0%	0%	65	59

	BANRO CONGO	TWANGIZA

Borehole: TDD149	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
200.85	203.09	Mafic Feldspar Porphyry	UW	20	12	7	15	22	100%	100%	100%	90%	0%	0%	59	53
203.09	205.80	Feldspar Porphyry	MW	10	6	7	15	16	100%	100%	100%	90%	0%	0%	41	37
205.80	210.70	Mafic Feldspar Porphyry	SW	16	6	9	18	17	100%	100%	100%	90%	0%	0%	50	45
210.70	216.80	Mafic Feldspar Porphyry	SW	16	12	11	18	22	100%	100%	100%	90%	0%	0%	58	52
216.80	218.31	Mafic Feldspar Porphyry	SW	16	6	5	12	27	100%	100%	100%	90%	0%	0%	55	49
218.31	229.00	Mafic Feldspar Porphyry	SW	18	12	10	18	25	100%	100%	100%	90%	0%	0%	63	57
229.00	229.30	Feldspar Porphyry	MW	10	0	6	7	22	100%	100%	100%	90%	0%	0%	39	35
229.30	230.77	Feldspar Porphyry	UW	20	10	11	18	22	100%	100%	100%	90%	0%	0%	61	55
230.77	231.60	Feldspar Porphyry	MW	10	0	3	7	20	100%	100%	100%	90%	0%	0%	35	31
231.60	232.28	Siltstone	MW	10	4	4	7	26	100%	100%	100%	90%	0%	0%	43	39
232.28	233.24	Siltstone	MW	10	14	12	21	18	100%	100%	100%	90%	0%	0%	51	46
233.24	236.24	Carbonaceous Mudstone	SW	16	4	6	12	22	90%	100%	100%	90%	0%	0%	49	40
236.24	246.65	Carbonaceous Mudstone	UW	20	10	10	15	19	80%	100%	100%	90%	0%	0%	57	41
246.65	248.24	Carbonaceous Mudstone	UW	20	2	3	7	16	80%	100%	100%	90%	0%	0%	42	31

	BANRO CONGO	TWANGIZA

Borehole: TDD150	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	3.58	Undifferentiated Soil	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
3.58	5.88	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
5.88	6.80	Mafic Feldspar Porphyry	HW	1	8	16	21	23	100%	100%	100%	90%	0%	0%	46	42
6.80	12.44	Mafic Feldspar Porphyry	HW	1	8	8	12	23	100%	100%	100%	90%	0%	0%	37	34
12.44	15.00	Mafic Feldspar Porphyry	MW	2	10	7	12	23	100%	100%	100%	90%	0%	0%	39	35
15.00	15.91	Mafic Feldspar Porphyry	HW	1	12	18	29	19	100%	100%	100%	90%	0%	0%	49	44
15.91	19.53	Mafic Feldspar Porphyry	MW	3	10	14	12	19	100%	100%	100%	90%	0%	0%	40	36
19.53	21.12	Carbonaceous Mudstone	SW	5	8	5	12	23	90%	100%	100%	90%	0%	0%	41	33
21.12	23.21	Fault Breccia	MW	4	6	6	12	23	100%	100%	100%	90%	0%	0%	39	35
23.21	26.82	Carbonaceous Mudstone	MW	5	0	3	5	19	95%	100%	100%	90%	0%	0%	28	24
26.82	28.19	Feldspar Porphyry	MW	1	10	5	10	21	100%	100%	100%	90%	0%	0%	35	31
28.19	28.82	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
28.82	33.36	Carbonaceous Mudstone	SW	5	2	4	7	23	90%	100%	100%	90%	0%	0%	35	28
33.36	34.93	Siltstone	SW	12	6	9	12	20	100%	100%	100%	90%	0%	0%	46	41
34.93	38.36	Carbonaceous Mudstone	SW	5	0	8	10	14	90%	100%	100%	90%	0%	0%	28	22
38.36	39.19	Hydrothermal Breccia	MW	4	6	8	10	16	100%	100%	100%	90%	0%	0%	33	29
39.19	49.70	Carbonaceous Mudstone	SW	16	6	6	10	23	90%	100%	100%	90%	0%	0%	49	40

	BANRO CONGO	TWANGIZA

Borehole: TDD150	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
49.70	51.96	Mudstone	SW	12	10	12	18	19	100%	100%	100%	90%	0%	0%	51	46
51.96	71.18	Feldspar Porphyry	MW	8	2	5	7	22	100%	100%	100%	90%	0%	0%	37	33
71.18	71.72	Feldspar Porphyry	MW	3	0	8	12	19	100%	100%	100%	90%	0%	0%	32	29
71.72	72.63	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
72.63	73.86	Feldspar Porphyry	MW	5	0	4	7	19	100%	100%	100%	90%	0%	0%	30	27
73.86	74.75	Feldspar Porphyry	SW	16	0	10	15	20	100%	100%	100%	90%	0%	0%	49	44
74.75	75.52	Mudstone	MW	5	0	9	12	18	100%	100%	100%	90%	0%	0%	33	30
75.52	75.65	Feldspar Porphyry	SW	16	15	25	40	40	100%	100%	100%	90%	0%	0%	96	86
75.65	78.58	Mudstone	SW	12	4	6	10	19	100%	100%	100%	90%	0%	0%	41	37
78.58	79.49	Feldspar Porphyry	UW	16	0	8	10	19	100%	100%	100%	90%	0%	0%	44	39
79.49	81.02	Carbonaceous Mudstone	SW	20	2	9	12	16	90%	100%	100%	90%	0%	0%	48	39
81.02	82.50	Feldspar Porphyry	SW	12	4	10	15	16	100%	100%	100%	90%	0%	0%	43	39
82.50	83.19	Carbonaceous Mudstone	SW	16	10	10	15	19	90%	100%	100%	90%	0%	0%	52	42
83.19	83.28	Carbonaceous Mudstone	MW	8	0	15	12	23	95%	100%	100%	90%	0%	0%	44	38
83.28	83.54	Feldspar Porphyry	MW	8	0	7	10	14	100%	100%	100%	90%	0%	0%	31	28
83.54	101.59	Carbonaceous Mudstone	SW	18	8	8	12	22	90%	100%	100%	90%	0%	0%	54	44
101.59	145.00	Carbonaceous Mudstone	UW	20	14	17	24	21	80%	100%	100%	90%	0%	0%	69	50

	BANRO CONGO	TWANGIZA

Borehole: TDD151	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	5.47	Undifferentiated Soil	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
5.47	7.06	Undifferentiated Saprolite	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
7.06	7.65	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
7.65	8.14	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
8.14	8.47	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
8.47	9.14	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
9.14	21.85	Fault Breccia	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
21.85	23.80	Feldspar Porphyry	HW	1	4	7	15	21	100%	100%	100%	90%	0%	0%	35	31
23.80	25.05	Feldspar Porphyry	HW	3	2	4	7	23	100%	100%	100%	90%	0%	0%	32	29
25.05	26.20	Mafic Feldspar Porphyry	MW	5	2	5	10	24	100%	100%	100%	90%	0%	0%	38	34
26.20	27.00	Mafic Feldspar Porphyry	MW	4	2	5	10	22	100%	100%	100%	90%	0%	0%	34	31
27.00	27.60	Feldspar Porphyry	MW	4	0	1	0	21	100%	100%	100%	90%	0%	0%	26	23
27.60	28.96	Mafic Feldspar Porphyry	MW	4	2	9	12	25	100%	100%	100%	90%	0%	0%	40	36
28.96	36.68	Mafic Feldspar Porphyry	SW	6	8	9	15	20	100%	100%	100%	90%	0%	0%	42	38
36.68	37.56	Mafic Feldspar Porphyry	HW	2	0	8	10	19	100%	100%	100%	90%	0%	0%	30	27
37.56	38.83	Mafic Feldspar Porphyry	SW	8	6	10	12	19	100%	100%	100%	90%	0%	0%	41	37
38.83	39.38	Feldspar Porphyry	SW	8	8	10	18	20	100%	100%	100%	90%	0%	0%	46	42

	BANRO CONGO	TWANGIZA

Borehole: TDD151	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
39.38	40.57	Carbonaceous Mudstone	UW	20	6	6	15	17	80%	100%	100%	90%	0%	0%	50	36
40.57	42.80	Carbonaceous Mudstone	SW	10	0	10	15	17	90%	100%	100%	90%	0%	0%	39	32
42.80	44.24	Carbonaceous Mudstone	SW	16	0	3	5	19	90%	100%	100%	90%	0%	0%	39	32
44.24	48.89	Carbonaceous Mudstone	UW	16	10	7	12	20	80%	100%	100%	90%	0%	0%	50	36
48.89	55.00	Carbonaceous Mudstone	UW	20	4	5	7	19	80%	100%	100%	90%	0%	0%	47	34
55.00	55.52	Siltstone	UW	20	0	8	12	17	100%	100%	100%	90%	0%	0%	47	42
55.52	58.95	Carbonaceous Mudstone	UW	20	4	5	10	20	80%	100%	100%	90%	0%	0%	50	36
58.95	61.97	Feldspar Porphyry	MW	6	2	7	12	16	100%	100%	100%	90%	0%	0%	32	29
61.97	66.42	Carbonaceous Mudstone	UW	20	6	6	12	14	80%	100%	100%	90%	0%	0%	46	33
66.42	69.66	Siltstone	UW	20	10	14	21	19	100%	100%	100%	90%	0%	0%	61	55
69.66	75.77	Carbonaceous Mudstone	UW	20	4	12	18	22	80%	100%	100%	90%	0%	0%	59	42
75.77	76.43	Sandstone	UW	20	6	8	12	19	100%	100%	100%	90%	0%	0%	52	47
76.43	78.42	Carbonaceous Mudstone	UW	20	6	5	10	19	80%	100%	100%	90%	0%	0%	50	36
78.42	79.41	Siltstone	UW	20	12	17	24	24	100%	100%	100%	90%	0%	0%	71	64
79.41	81.70	Carbonaceous Mudstone	UW	20	10	7	15	19	80%	100%	100%	90%	0%	0%	55	40
81.70	82.80	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
82.80	89.65	Siltstone	UW	20	10	9	15	24	100%	100%	100%	90%	0%	0%	61	55

	BANRO CONGO	TWANGIZA

Borehole: TDD151	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
89.65	92.16	Carbonaceous Mudstone	UW	20	8	8	15	19	80%	100%	100%	90%	0%	0%	55	39
92.16	93.22	Siltstone	UW	20	0	4	7	23	100%	100%	100%	90%	0%	0%	49	44
93.22	93.91	Siltstone	SW	20	15	21	29	20	100%	100%	100%	90%	0%	0%	73	66
93.91	94.45	Siltstone	UW	20	0	13	12	15	100%	100%	100%	90%	0%	0%	48	43
94.45	96.29	Carbonaceous Mudstone	UW	20	6	6	12	25	80%	100%	100%	90%	0%	0%	57	41
96.29	96.44	Feldspar Porphyry	UW	20	0	5	5	22	100%	100%	100%	90%	0%	0%	47	42
96.44	97.36	Carbonaceous Mudstone	UW	20	4	4	7	21	80%	100%	100%	90%	0%	0%	49	35
97.36	103.36	Mafic Feldspar Porphyry	MW	10	2	4	7	14	100%	100%	100%	90%	0%	0%	31	28
103.36	106.16	Feldspar Porphyry	MW	10	4	9	10	19	100%	100%	100%	90%	0%	0%	40	36
106.16	106.45	Feldspar Porphyry	SW	20	12	18	21	22	100%	100%	100%	90%	0%	0%	68	61
106.45	107.50	Feldspar Porphyry	MW	10	0	13	12	19	100%	100%	100%	90%	0%	0%	41	37
107.50	108.07	Mafic Feldspar Porphyry	MW	10	0	8	10	17	100%	100%	100%	90%	0%	0%	36	33
108.07	110.00	Feldspar Porphyry	MW	10	2	7	7	15	100%	100%	100%	90%	0%	0%	34	30
110.00	112.10	Feldspar Porphyry	SW	20	0	7	10	13	100%	100%	100%	90%	0%	0%	42	38
112.10	113.55	Feldspar Porphyry	UW	20	14	21	29	22	100%	100%	100%	90%	0%	0%	74	67
113.55	115.03	Mafic Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
115.03	125.05	Feldspar Porphyry	UW	20	14	20	31	24	100%	100%	100%	90%	0%	0%	76	69

	BANRO CONGO	TWANGIZA

Borehole: TDD151	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
125.05	127.35	Sandstone	UW	20	12	13	21	25	100%	100%	100%	90%	0%	0%	68	62
127.35	129.50	Carbonaceous Mudstone	UW	20	8	15	24	20	80%	100%	100%	90%	0%	0%	63	46
129.50	130.25	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
130.25	137.47	Carbonaceous Mudstone	UW	20	10	13	21	23	80%	100%	100%	90%	0%	0%	65	47
137.47	156.80	Carbonaceous Mudstone	UW	20	14	23	34	20	80%	100%	100%	90%	0%	0%	76	55
156.80	158.33	Siltstone	UW	20	14	25	40	40	100%	100%	100%	90%	0%	0%	100	90
158.33	159.28	Carbonaceous Mudstone	UW	20	15	25	40	40	80%	100%	100%	90%	0%	0%	100	72
159.28	161.80	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
161.80	175.38	Carbonaceous Mudstone	UW	20	14	19	28	22	80%	100%	100%	90%	0%	0%	73	52
175.38	175.55	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
175.55	177.37	Carbonaceous Mudstone	UW	20	10	14	18	25	80%	100%	100%	90%	0%	0%	66	47

	BANRO CONGO	TWANGIZA

Borehole: TDD152	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	1.75	Undifferentiated Soil	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
1.75	3.86	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
3.86	6.70	Mudstone	HW	1	4	4	7	17	100%	100%	100%	90%	0%	0%	26	23
6.70	14.20	Mudstone	MW	3	2	6	10	23	100%	100%	100%	90%	0%	0%	35	32
14.20	16.96	Fault Breccia	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
16.96	17.37	Mudstone	HW	1	6	9	18	18	100%	100%	100%	90%	0%	0%	36	32
17.37	20.07	Mudstone	MW	3	2	4	7	19	100%	100%	100%	90%	0%	0%	29	26
20.07	20.17	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
20.17	21.00	Mudstone	MW	5	2	4	7	18	100%	100%	100%	90%	0%	0%	29	27
21.00	21.30	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
21.30	25.00	Mafic Feldspar Porphyry	HW	3	8	17	24	24	100%	100%	100%	90%	0%	0%	52	47
25.00	26.74	Mafic Feldspar Porphyry	MW	5	6	12	21	21	100%	100%	100%	90%	0%	0%	46	41
26.74	27.30	Mafic Feldspar Porphyry	HW	1	12	25	40	40	100%	100%	100%	90%	0%	0%	80	72
27.30	28.62	Mafic Feldspar Porphyry	MW	5	2	9	18	19	100%	100%	100%	90%	0%	0%	39	35
28.62	29.12	Mudstone	HW	1	12	18	21	18	100%	100%	100%	90%	0%	0%	45	40
29.12	29.27	Carbonaceous Mudstone	MW	3	0	15	12	19	95%	100%	100%	90%	0%	0%	35	30
29.27	30.91	Mudstone	HW	1	12	9	12	18	100%	100%	100%	90%	0%	0%	36	32

	BANRO CONGO	TWANGIZA

Borehole: TDD152	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
30.91	33.18	Siltstone	MW	12	2	3	7	24	100%	100%	100%	90%	0%	0%	42	38
33.18	35.10	Mudstone	MW	5	0	2	5	19	100%	100%	100%	90%	0%	0%	28	25
35.10	36.58	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
36.58	44.74	Mudstone	MW	5	4	5	10	20	100%	100%	100%	90%	0%	0%	35	31
44.74	45.01	Carbonaceous Mudstone	SW	12	10	10	12	24	90%	100%	100%	90%	0%	0%	52	42
45.01	46.20	Mudstone	MW	3	0	3	7	22	100%	100%	100%	90%	0%	0%	30	27
46.20	65.14	Mafic Feldspar Porphyry	MW	6	8	11	18	25	100%	100%	100%	90%	0%	0%	49	44
65.14	78.58	Mafic Feldspar Porphyry	SW	12	10	11	18	17	100%	100%	100%	90%	0%	0%	49	44
78.58	78.85	Mafic Feldspar Porphyry	HW	1	0	25	40	40	100%	100%	100%	90%	0%	0%	74	66
78.85	82.12	Mafic Feldspar Porphyry	MW	10	10	19	26	16	100%	100%	100%	90%	0%	0%	54	48
82.12	108.14	Carbonaceous Mudstone	SW	18	10	10	18	16	90%	100%	100%	90%	0%	0%	53	43
108.14	108.24	Feldspar Porphyry	SW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
108.24	115.59	Carbonaceous Mudstone	SW	16	2	5	10	19	90%	100%	100%	90%	0%	0%	44	35
115.59	116.79	Siltstone	SW	18	12	5	12	20	100%	100%	100%	90%	0%	0%	53	48
116.79	140.60	Feldspar Porphyry	MW	10	0	5	7	16	100%	100%	100%	90%	0%	0%	32	29
140.60	148.36	Siltstone	MW	12	2	7	12	18	100%	100%	100%	90%	0%	0%	40	36
148.36	150.26	Carbonaceous Mudstone	SW	12	6	12	15	14	90%	100%	100%	90%	0%	0%	43	35

	BANRO CONGO	TWANGIZA

Borehole: TDD152	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
150.26	150.61	Feldspar Porphyry	SW	18	14	17	18	16	100%	100%	100%	90%	0%	0%	59	53
150.61	154.30	Siltstone	SW	20	10	12	18	16	100%	100%	100%	90%	0%	0%	56	50
154.30	158.37	Carbonaceous Mudstone	UW	20	14	18	26	22	80%	100%	100%	90%	0%	0%	71	51
158.37	159.57	Carbonaceous Mudstone	MW	6	0	2	2	16	95%	100%	100%	90%	0%	0%	24	21
159.57	172.06	Carbonaceous Mudstone	UW	20	14	16	24	15	80%	100%	100%	90%	0%	0%	62	44
172.06	178.48	Feldspar Porphyry	SW	20	12	17	24	22	100%	100%	100%	90%	0%	0%	68	62
178.48	202.80	Carbonaceous Mudstone	UW	20	14	19	26	21	80%	100%	100%	90%	0%	0%	71	51

	BANRO CONGO	TWANGIZA

Borehole: TDD153	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	2.95	Undifferentiated Saprolite	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
2.95	4.45	Mudstone	HW	3	2	5	10	18	100%	100%	100%	90%	0%	0%	29	26
4.45	5.44	Mudstone	HW	2	0	5	12	19	100%	100%	100%	90%	0%	0%	30	27
5.44	6.96	Mudstone	HW	3	2	5	10	20	100%	100%	100%	90%	0%	0%	31	28
6.96	10.35	Mafic Feldspar Porphyry	MW	6	4	6	10	19	100%	100%	100%	90%	0%	0%	35	32
10.35	12.97	Feldspar Porphyry	MW	6	2	6	10	19	100%	100%	100%	90%	0%	0%	34	30
12.97	14.35	Mafic Feldspar Porphyry	MW	8	6	6	12	19	100%	100%	100%	90%	0%	0%	39	35
14.35	22.20	Feldspar Porphyry	MW	8	6	7	15	20	100%	100%	100%	90%	0%	0%	43	38
22.20	24.28	Mafic Feldspar Porphyry	MW	10	8	6	12	23	100%	100%	100%	90%	0%	0%	46	41
24.28	26.20	Mafic Feldspar Porphyry	MW	10	0	3	5	16	100%	100%	100%	90%	0%	0%	30	27
26.20	30.12	Mafic Feldspar Porphyry	SW	16	6	7	12	21	100%	100%	100%	90%	0%	0%	50	45
30.12	31.74	Mafic Feldspar Porphyry	MW	6	0	5	10	23	100%	100%	100%	90%	0%	0%	36	32
31.74	42.08	Mafic Feldspar Porphyry	MW	10	6	7	12	17	100%	100%	100%	90%	0%	0%	39	35
42.08	44.44	Mafic Feldspar Porphyry	MW	10	0	4	7	17	100%	100%	100%	90%	0%	0%	33	29
44.44	45.20	Mudstone	MW	10	0	3	5	20	100%	100%	100%	90%	0%	0%	34	31
45.20	45.77	Mafic Feldspar Porphyry	MW	10	0	6	5	13	100%	100%	100%	90%	0%	0%	29	26
45.77	46.34	Carbonaceous Mudstone	MW	10	10	7	10	13	95%	100%	100%	90%	0%	0%	37	32

	BANRO CONGO	TWANGIZA

Borehole: TDD153	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
46.34	46.84	Siltstone	SW	16	4	3	7	17	100%	100%	100%	90%	0%	0%	40	36
46.84	70.66	Carbonaceous Mudstone	SW	16	4	7	10	13	90%	100%	100%	90%	0%	0%	40	32
70.66	72.40	Carbonaceous Mudstone	SW	16	0	1	0	13	90%	100%	100%	90%	0%	0%	30	24
72.40	75.70	Mafic Feldspar Porphyry	SW	16	4	10	12	16	100%	100%	100%	90%	0%	0%	45	41
75.70	75.90	Carbonaceous Mudstone	SW	16	0	1	0	16	90%	100%	100%	90%	0%	0%	33	26
75.90	76.42	Mafic Feldspar Porphyry	MW	6	0	1	0	16	100%	100%	100%	90%	0%	0%	23	20
76.42	80.00	Carbonaceous Mudstone	SW	1	6	6	10	15	90%	100%	100%	90%	0%	0%	27	22
80.00	81.42	Siltstone	SW	10	4	5	10	14	100%	100%	100%	90%	0%	0%	33	30
81.42	87.45	Carbonaceous Mudstone	SW	16	6	10	12	13	90%	100%	100%	90%	0%	0%	43	35
87.45	88.70	Carbonaceous Mudstone	SW	16	0	7	7	13	90%	100%	100%	90%	0%	0%	36	29
88.70	89.77	Sandstone	SW	10	8	4	7	19	100%	100%	100%	90%	0%	0%	39	35
89.77	95.06	Carbonaceous Mudstone	SW	16	2	4	7	18	90%	100%	100%	90%	0%	0%	40	33
95.06	95.48	Feldspar Porphyry	SW	16	0	3	7	26	100%	100%	100%	90%	0%	0%	47	42
95.48	96.56	Carbonaceous Mudstone	SW	16	0	2	2	19	90%	100%	100%	90%	0%	0%	37	30
96.56	110.02	Carbonaceous Mudstone	SW	18	8	12	18	18	90%	100%	100%	90%	0%	0%	55	44
110.02	112.86	Carbonaceous Mudstone	SW	16	2	4	7	19	90%	100%	100%	90%	0%	0%	41	34
112.86	113.53	Siltstone	SW	16	6	3	5	16	100%	100%	100%	90%	0%	0%	39	35

	BANRO CONGO	TWANGIZA

Borehole: TDD153	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
113.53	115.25	Carbonaceous Mudstone	UW	18	10	11	18	20	80%	100%	100%	90%	0%	0%	58	42
115.25	117.79	Siltstone	SW	18	4	9	12	22	100%	100%	100%	90%	0%	0%	53	48
117.79	118.49	Sandstone	SW	20	6	5	12	20	100%	100%	100%	90%	0%	0%	52	47
118.49	119.96	Siltstone	SW	20	10	6	12	20	100%	100%	100%	90%	0%	0%	54	48
119.96	120.13	Feldspar Porphyry	SW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
120.13	122.67	Siltstone	SW	20	12	15	24	15	100%	100%	100%	90%	0%	0%	61	54
122.67	123.13	Feldspar Porphyry	SW	20	10	12	18	21	100%	100%	100%	90%	0%	0%	61	55
123.13	126.00	Siltstone	SW	20	12	8	15	22	100%	100%	100%	90%	0%	0%	60	54
126.00	128.48	Siltstone	MW	8	0	1	0	22	100%	100%	100%	90%	0%	0%	30	27
128.48	144.32	Feldspar Porphyry	MW	8	2	5	7	21	100%	100%	100%	90%	0%	0%	36	32
144.32	145.35	Feldspar Porphyry	MW	10	10	5	12	21	100%	100%	100%	90%	0%	0%	44	40
145.35	146.48	Feldspar Porphyry	HW	4	0	7	10	22	100%	100%	100%	90%	0%	0%	35	31
146.48	148.09	Feldspar Porphyry	MW	8	4	8	12	22	100%	100%	100%	90%	0%	0%	42	38
148.09	149.30	Mafic Feldspar Porphyry	MW	8	6	11	18	22	100%	100%	100%	90%	0%	0%	48	43
149.30	150.26	Mafic Feldspar Porphyry	MW	10	10	12	21	25	100%	100%	100%	90%	0%	0%	56	51
150.26	156.00	Mafic Feldspar Porphyry	MW	14	10	12	18	20	100%	100%	100%	90%	0%	0%	54	49
156.00	156.67	Mafic Feldspar Porphyry	MW	10	0	6	5	22	100%	100%	100%	90%	0%	0%	38	34

	BANRO CONGO	TWANGIZA

Borehole: TDD153	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
156.67	158.24	Mudstone	MW	10	2	4	7	22	100%	100%	100%	90%	0%	0%	39	35
158.24	159.43	Feldspar Porphyry	MW	10	0	3	2	22	100%	100%	100%	90%	0%	0%	34	31
159.43	160.27	Feldspar Porphyry	SW	16	0	7	10	13	100%	100%	100%	90%	0%	0%	38	34
160.27	161.07	Carbonaceous Mudstone	UW	20	12	20	24	18	80%	100%	100%	90%	0%	0%	66	47
161.07	161.45	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
161.45	172.06	Carbonaceous Mudstone	UW	20	12	12	18	18	80%	100%	100%	90%	0%	0%	59	42
172.06	173.02	Siltstone	UW	20	14	19	21	20	100%	100%	100%	90%	0%	0%	67	60
173.02	192.75	Carbonaceous Mudstone	UW	20	12	13	18	20	80%	100%	100%	90%	0%	0%	62	44
192.75	193.80	Siltstone	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
193.80	199.49	Carbonaceous Mudstone	UW	20	12	9	18	21	80%	100%	100%	90%	0%	0%	61	44
199.49	201.22	Siltstone	UW	20	14	21	26	20	100%	100%	100%	90%	0%	0%	70	63
201.22	205.56	Carbonaceous Mudstone	UW	20	14	17	26	21	80%	100%	100%	90%	0%	0%	69	50
205.56	207.23	Siltstone	UW	20	12	11	18	22	100%	100%	100%	90%	0%	0%	63	57
207.23	214.42	Carbonaceous Mudstone	UW	20	12	15	24	21	80%	100%	100%	90%	0%	0%	67	48
214.42	216.47	Feldspar Porphyry	UW	20	14	22	31	27	100%	100%	100%	90%	0%	0%	81	73
216.47	218.90	Carbonaceous Mudstone	UW	20	12	15	26	22	80%	100%	100%	90%	0%	0%	69	49
218.90	221.00	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90

	BANRO CONGO	TWANGIZA

Borehole: TDD153	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
221.00	223.11	Mafic Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
223.11	224.95	Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
224.95	226.70	Carbonaceous Mudstone	UW	20	12	14	24	19	80%	100%	100%	90%	0%	0%	64	46

	BANRO CONGO	TWANGIZA

Borehole: TDD154	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	6.00	Undifferentiated Soil	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
6.00	9.92	Undifferentiated Saprolite	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
9.92	13.10	Fault Breccia	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
13.10	14.54	Carbonaceous Mudstone	MW	4	0	2	2	18	95%	100%	100%	90%	0%	0%	24	21
14.54	18.05	Carbonaceous Mudstone	MW	5	8	6	12	21	95%	100%	100%	90%	0%	0%	39	34
18.05	18.50	Feldspar Porphyry	MW	4	10	10	18	18	100%	100%	100%	90%	0%	0%	41	37
18.50	23.86	Carbonaceous Mudstone	MW	5	6	7	12	23	95%	100%	100%	90%	0%	0%	40	35
23.86	24.46	Mudstone	MW	4	14	20	26	23	100%	100%	100%	90%	0%	0%	57	51
24.46	30.48	Feldspar Porphyry	SW	16	8	8	15	15	100%	100%	100%	90%	0%	0%	47	42
30.48	33.06	Mafic Feldspar Porphyry	SW	16	2	3	5	16	100%	100%	100%	90%	0%	0%	37	34
33.06	34.49	Feldspar Porphyry	SW	18	6	9	12	15	100%	100%	100%	90%	0%	0%	47	42
34.49	40.84	Siltstone	SW	20	6	5	10	23	100%	100%	100%	90%	0%	0%	53	48
40.84	42.09	Feldspar Porphyry	SW	16	0	7	7	16	100%	100%	100%	90%	0%	0%	39	35
42.09	45.37	Siltstone	SW	18	4	3	7	22	100%	100%	100%	90%	0%	0%	47	43
45.37	57.86	Mafic Feldspar Porphyry	SW	16	4	6	12	17	100%	100%	100%	90%	0%	0%	44	40
57.86	73.14	Mafic Feldspar Porphyry	SW	20	8	7	12	16	100%	100%	100%	90%	0%	0%	49	44
73.14	78.84	Carbonaceous Mudstone	SW	20	8	8	15	20	90%	100%	100%	90%	0%	0%	55	45

	BANRO CONGO	TWANGIZA

Borehole: TDD154	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
78.84	79.19	Feldspar Porphyry	SW	20	8	16	15	15	100%	100%	100%	90%	0%	0%	55	50
79.19	98.15	Carbonaceous Mudstone	UW	20	12	13	18	19	80%	100%	100%	90%	0%	0%	60	43
98.15	99.20	Feldspar Porphyry	SW	20	10	10	15	27	100%	100%	100%	90%	0%	0%	65	58
99.20	112.24	Carbonaceous Mudstone	UW	20	12	12	21	17	80%	100%	100%	90%	0%	0%	59	43
112.24	113.88	Siltstone	UW	20	10	12	18	27	100%	100%	100%	90%	0%	0%	67	60
113.88	118.66	Carbonaceous Mudstone	UW	20	14	17	26	23	80%	100%	100%	90%	0%	0%	72	52
118.66	119.59	Siltstone	UW	20	6	15	21	27	100%	100%	100%	90%	0%	0%	68	62
119.59	139.72	Carbonaceous Mudstone	UW	20	14	19	26	26	80%	100%	100%	90%	0%	0%	75	54
139.72	144.90	Feldspar Porphyry	UW	20	14	13	24	24	100%	100%	100%	90%	0%	0%	70	63
144.90	146.33	Mafic Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
146.33	165.62	Feldspar Porphyry	UW	20	14	23	34	16	100%	100%	100%	90%	0%	0%	72	65
165.62	167.95	Mafic Feldspar Porphyry	UW	20	10	18	26	27	100%	100%	100%	90%	0%	0%	74	67
167.95	169.30	Siltstone	UW	20	14	14	26	23	100%	100%	100%	90%	0%	0%	70	63
169.30	207.41	Carbonaceous Mudstone	UW	20	14	14	21	21	80%	100%	100%	90%	0%	0%	65	47
207.41	212.50	Feldspar Porphyry	UW	20	10	16	26	26	100%	100%	100%	90%	0%	0%	72	65
212.50	231.71	Carbonaceous Mudstone	UW	20	14	16	24	20	80%	100%	100%	90%	0%	0%	67	48
231.71	232.31	Siltstone	UW	20	12	19	21	22	100%	100%	100%	90%	0%	0%	68	61

	BANRO CONGO	TWANGIZA

Borehole: TDD154	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
232.31	234.69	Carbonaceous Mudstone	UW	20	14	15	26	23	80%	100%	100%	90%	0%	0%	71	51
234.69	235.63	Siltstone	UW	20	14	18	29	20	100%	100%	100%	90%	0%	0%	71	64
235.63	236.05	Carbonaceous Mudstone	UW	20	6	8	15	21	80%	100%	100%	90%	0%	0%	55	40

	BANRO CONGO	TWANGIZA

Borehole: TDD155	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	6.65	Undifferentiated Soil	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
6.65	11.80	Undifferentiated Saprolite	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
11.80	12.31	Siltstone	MW	2	0	9	15	26	100%	100%	100%	90%	0%	0%	39	36
12.31	15.10	Carbonaceous Mudstone	MW	3	0	3	5	19	95%	100%	100%	90%	0%	0%	26	23
15.10	16.84	Carbonaceous Mudstone	MW	8	0	3	2	21	95%	100%	100%	90%	0%	0%	31	27
16.84	24.78	Carbonaceous Mudstone	MW	8	4	6	10	21	95%	100%	100%	90%	0%	0%	39	33
24.78	27.00	Siltstone	MW	8	8	5	10	19	100%	100%	100%	90%	0%	0%	39	35
27.00	31.15	Carbonaceous Mudstone	MW	6	4	4	7	21	95%	100%	100%	90%	0%	0%	35	30
31.15	35.65	Carbonaceous Mudstone	MW	8	4	4	7	21	95%	100%	100%	90%	0%	0%	36	31
35.65	36.80	Siltstone	MW	8	0	3	5	20	100%	100%	100%	90%	0%	0%	31	28
36.80	40.80	Carbonaceous Mudstone	MW	8	2	3	2	20	95%	100%	100%	90%	0%	0%	31	26
40.80	44.32	Carbonaceous Mudstone	MW	6	2	4	5	21	95%	100%	100%	90%	0%	0%	32	28
44.32	47.23	Siltstone	MW	8	2	6	10	19	100%	100%	100%	90%	0%	0%	35	32
47.23	50.97	Carbonaceous Mudstone	MW	8	0	4	7	15	95%	100%	100%	90%	0%	0%	28	24
50.97	55.48	Mafic Feldspar Porphyry	MW	8	4	5	10	24	100%	100%	100%	90%	0%	0%	41	37
55.48	58.84	Mafic Feldspar Porphyry	HW	4	0	9	12	23	100%	100%	100%	90%	0%	0%	38	34
58.84	65.22	Mafic Feldspar Porphyry	MW	10	8	9	15	19	100%	100%	100%	90%	0%	0%	45	41

	BANRO CONGO	TWANGIZA

Borehole: TDD155	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
65.22	66.08	Mudstone	MW	5	2	8	10	24	100%	100%	100%	90%	0%	0%	39	35
66.08	70.02	Feldspar Porphyry	MW	10	4	6	12	14	100%	100%	100%	90%	0%	0%	35	32
70.02	70.74	Feldspar Porphyry	MW	6	4	7	7	22	100%	100%	100%	90%	0%	0%	37	33
70.74	71.90	Siltstone	MW	8	2	4	7	22	100%	100%	100%	90%	0%	0%	37	33
71.90	72.75	Mudstone	MW	6	0	7	7	15	100%	100%	100%	90%	0%	0%	28	25
72.75	73.33	Siltstone	MW	8	0	3	5	16	100%	100%	100%	90%	0%	0%	28	25
73.33	75.90	Carbonaceous Mudstone	MW	10	6	10	15	16	95%	100%	100%	90%	0%	0%	42	36
75.90	76.52	Mudstone	MW	10	4	17	18	27	100%	100%	100%	90%	0%	0%	57	51
76.52	78.29	Carbonaceous Mudstone	MW	8	2	9	12	13	95%	100%	100%	90%	0%	0%	33	28
78.29	78.98	Siltstone	MW	10	6	8	10	15	100%	100%	100%	90%	0%	0%	37	33
78.98	79.65	Feldspar Porphyry	MW	8	4	3	5	16	100%	100%	100%	90%	0%	0%	30	27
79.65	81.15	Feldspar Porphyry	MW	5	0	2	0	22	100%	100%	100%	90%	0%	0%	28	25
81.15	89.04	Mafic Feldspar Porphyry	MW	8	10	10	18	23	100%	100%	100%	90%	0%	0%	50	45
89.04	94.65	Mudstone	MW	8	2	5	10	20	100%	100%	100%	90%	0%	0%	37	33
94.65	95.16	Siltstone	MW	10	14	17	26	27	100%	100%	100%	90%	0%	0%	66	59
95.16	101.63	Carbonaceous Mudstone	MW	8	6	8	12	17	95%	100%	100%	90%	0%	0%	38	32
101.63	103.00	Carbonaceous Mudstone	MW	10	6	4	7	19	95%	100%	100%	90%	0%	0%	37	32

	BANRO CONGO	TWANGIZA

Borehole: TDD155	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
103.00	104.30	Siltstone	MW	8	4	10	15	24	100%	100%	100%	90%	0%	0%	46	41
104.30	110.00	Carbonaceous Mudstone	SW	10	8	6	10	16	90%	100%	100%	90%	0%	0%	38	30
110.00	111.48	Siltstone	SW	10	2	5	10	26	100%	100%	100%	90%	0%	0%	44	40
111.48	112.65	Carbonaceous Mudstone	SW	16	6	16	21	13	90%	100%	100%	90%	0%	0%	51	41
112.65	113.40	Siltstone	SW	16	10	9	15	15	100%	100%	100%	90%	0%	0%	48	43
113.40	114.66	Carbonaceous Mudstone	SW	16	10	12	18	15	90%	100%	100%	90%	0%	0%	51	42
114.66	115.25	Siltstone	SW	16	6	4	7	25	100%	100%	100%	90%	0%	0%	49	44
115.25	116.00	Siltstone	MW	8	4	4	10	22	100%	100%	100%	90%	0%	0%	39	35
116.00	117.28	Feldspar Porphyry	MW	6	2	3	5	25	100%	100%	100%	90%	0%	0%	36	33
117.28	120.44	Feldspar Porphyry	MW	8	2	4	7	19	100%	100%	100%	90%	0%	0%	33	30
120.44	124.00	Mafic Feldspar Porphyry	SW	20	6	8	15	19	100%	100%	100%	90%	0%	0%	54	48
124.00	126.79	Carbonaceous Mudstone	UW	20	12	14	21	22	80%	100%	100%	90%	0%	0%	65	47
126.79	127.90	Siltstone	UW	20	2	5	10	23	100%	100%	100%	90%	0%	0%	51	46
127.90	134.97	Carbonaceous Mudstone	UW	20	8	7	12	14	80%	100%	100%	90%	0%	0%	48	34
134.97	137.45	Feldspar Porphyry	SW	12	8	11	18	27	100%	100%	100%	90%	0%	0%	58	52
137.45	139.97	Mafic Feldspar Porphyry	SW	16	8	12	18	27	100%	100%	100%	90%	0%	0%	62	56
139.97	144.50	Mafic Feldspar Porphyry	MW	1	4	5	7	22	100%	100%	100%	90%	0%	0%	31	28

	BANRO CONGO	TWANGIZA

Borehole: TDD155	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
144.50	147.30	Mafic Feldspar Porphyry	SW	12	10	12	18	19	100%	100%	100%	90%	0%	0%	50	45
147.30	149.35	Mafic Feldspar Porphyry	MW	8	10	10	15	19	100%	100%	100%	90%	0%	0%	45	40
149.35	153.80	Mafic Feldspar Porphyry	MW	8	2	6	10	27	100%	100%	100%	90%	0%	0%	44	40
153.80	160.16	Mafic Feldspar Porphyry	SW	10	12	14	21	22	100%	100%	100%	90%	0%	0%	55	50
160.16	162.65	Mafic Feldspar Porphyry	MW	8	2	15	18	22	100%	100%	100%	90%	0%	0%	47	43
162.65	167.18	Mafic Feldspar Porphyry	SW	10	10	8	15	22	100%	100%	100%	90%	0%	0%	48	43
167.18	167.46	Mafic Feldspar Porphyry	MW	8	8	7	10	21	100%	100%	100%	90%	0%	0%	41	37
167.46	168.10	Feldspar Porphyry	SW	10	0	3	5	25	100%	100%	100%	90%	0%	0%	38	35
168.10	171.00	Carbonaceous Mudstone	SW	10	6	3	5	17	90%	100%	100%	90%	0%	0%	34	28
171.00	177.85	Carbonaceous Mudstone	UW	16	10	6	12	16	80%	100%	100%	90%	0%	0%	47	34
177.85	185.40	Carbonaceous Mudstone	UW	16	10	9	15	22	80%	100%	100%	90%	0%	0%	55	40
185.40	187.48	Carbonaceous Mudstone	UW	16	4	2	2	20	80%	100%	100%	90%	0%	0%	41	29
187.48	187.68	Feldspar Porphyry	SW	10	0	5	5	22	100%	100%	100%	90%	0%	0%	37	34
187.68	190.65	Carbonaceous Mudstone	SW	16	2	4	7	22	90%	100%	100%	90%	0%	0%	45	36
190.65	202.45	Carbonaceous Mudstone	UW	16	10	6	12	21	80%	100%	100%	90%	0%	0%	51	37
202.45	214.26	Carbonaceous Mudstone	UW	20	10	9	15	19	80%	100%	100%	90%	0%	0%	56	41
214.26	216.00	Siltstone	UW	20	14	20	24	22	100%	100%	100%	90%	0%	0%	71	64

	BANRO CONGO	TWANGIZA

Borehole: TDD155	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
216.00	219.33	Feldspar Porphyry	UW	20	12	8	15	24	100%	100%	100%	90%	0%	0%	61	55
219.33	221.18	Feldspar Porphyry	SW	20	4	7	7	22	100%	100%	100%	90%	0%	0%	51	46
221.18	234.30	Feldspar Porphyry	UW	20	12	13	21	18	100%	100%	100%	90%	0%	0%	61	55
234.30	235.04	Feldspar Porphyry	UW	6	10	16	21	27	100%	100%	100%	90%	0%	0%	57	51
235.04	235.60	Feldspar Porphyry	UW	10	14	17	26	22	100%	100%	100%	90%	0%	0%	61	55
235.60	245.71	Feldspar Porphyry	UW	20	10	9	15	23	100%	100%	100%	90%	0%	0%	60	54
245.71	248.10	Mafic Feldspar Porphyry	MW	10	2	6	12	26	100%	100%	100%	90%	0%	0%	46	41
248.10	249.43	Mafic Feldspar Porphyry	UW	16	15	25	40	40	100%	100%	100%	90%	0%	0%	96	86
249.43	251.36	Feldspar Porphyry	UW	20	14	23	34	22	100%	100%	100%	90%	0%	0%	78	70
251.36	254.18	Feldspar Porphyry	SW	12	12	10	18	27	100%	100%	100%	90%	0%	0%	59	53
254.18	270.85	Carbonaceous Mudstone	UW	20	12	15	21	21	80%	100%	100%	90%	0%	0%	65	47
270.85	274.47	Carbonaceous Mudstone	UW	20	4	10	12	20	80%	100%	100%	90%	0%	0%	53	38
274.47	275.30	Siltstone	UW	20	6	4	7	22	100%	100%	100%	90%	0%	0%	50	45
275.30	280.00	Carbonaceous Mudstone	UW	20	8	11	15	20	80%	100%	100%	90%	0%	0%	57	41
280.00	308.09	Carbonaceous Mudstone	UW	20	14	16	24	23	80%	100%	100%	90%	0%	0%	70	50
308.09	309.44	Feldspar Porphyry	UW	20	12	12	18	22	100%	100%	100%	90%	0%	0%	63	57
309.44	309.53	Carbonaceous Mudstone	UW	20	0	15	12	22	80%	100%	100%	90%	0%	0%	55	40

	BANRO CONGO	TWANGIZA

Borehole: TDD156	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	0.12	Mudstone	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
0.12	2.00	Mudstone	MW	5	0	1	0	20	100%	100%	100%	90%	0%	0%	25	23
2.00	2.49	Feldspar Porphyry	MW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
2.49	3.30	Feldspar Porphyry	MW	4	4	15	18	18	100%	100%	100%	90%	0%	0%	40	36
3.30	3.50	Feldspar Porphyry	HW	2	0	15	10	27	100%	100%	100%	90%	0%	0%	42	37
3.50	3.98	Feldspar Porphyry	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
3.98	5.32	Feldspar Porphyry	MW	6	4	5	10	21	100%	100%	100%	90%	0%	0%	37	33
5.32	5.73	Feldspar Porphyry	HW	2	0	8	12	20	100%	100%	100%	90%	0%	0%	32	29
5.73	7.40	Carbonaceous Mudstone	MW	10	2	2	2	19	95%	100%	100%	90%	0%	0%	32	28
7.40	7.76	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
7.76	8.30	Carbonaceous Mudstone	MW	8	0	5	5	17	95%	100%	100%	90%	0%	0%	31	26
8.30	8.58	Mudstone	MW	4	0	1	0	19	100%	100%	100%	90%	0%	0%	23	21
8.58	10.39	Mudstone	MW	6	8	5	10	17	100%	100%	100%	90%	0%	0%	35	31
10.39	12.00	Siltstone	MW	6	6	5	10	17	100%	100%	100%	90%	0%	0%	33	30
12.00	16.79	Mudstone	MW	6	2	4	7	21	100%	100%	100%	90%	0%	0%	34	30
16.79	17.36	Siltstone	MW	10	10	9	12	23	100%	100%	100%	90%	0%	0%	48	43
17.36	18.20	Carbonaceous Mudstone	MW	6	0	1	0	16	95%	100%	100%	90%	0%	0%	23	20

	BANRO CONGO	TWANGIZA

Borehole: TDD156	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
18.20	22.88	Carbonaceous Mudstone	MW	8	4	5	7	19	95%	100%	100%	90%	0%	0%	35	30
22.88	24.85	Carbonaceous Mudstone	MW	6	0	3	2	15	95%	100%	100%	90%	0%	0%	23	20
24.85	25.45	Carbonaceous Mudstone	SW	10	0	6	7	22	90%	100%	100%	90%	0%	0%	39	31
25.45	26.60	Carbonaceous Mudstone	MW	6	0	4	7	19	95%	100%	100%	90%	0%	0%	31	27
26.60	28.70	Carbonaceous Mudstone	SW	16	2	3	5	23	90%	100%	100%	90%	0%	0%	44	36
28.70	30.13	Feldspar Porphyry	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
30.13	31.02	Feldspar Porphyry	MW	8	12	15	21	20	100%	100%	100%	90%	0%	0%	52	47
31.02	32.06	Feldspar Porphyry	MW	5	0	2	2	24	100%	100%	100%	90%	0%	0%	31	28
32.06	47.20	Feldspar Porphyry	MW	10	4	6	10	19	100%	100%	100%	90%	0%	0%	39	35
47.20	50.96	Feldspar Porphyry	MW	8	4	5	10	13	100%	100%	100%	90%	0%	0%	31	28
50.96	52.00	Mafic Feldspar Porphyry	MW	12	8	10	18	17	100%	100%	100%	90%	0%	0%	47	42
52.00	53.62	Feldspar Porphyry	MW	12	4	8	10	13	100%	100%	100%	90%	0%	0%	36	32
53.62	58.13	Feldspar Porphyry	MW	16	2	5	10	13	100%	100%	100%	90%	0%	0%	38	34
58.13	59.73	Carbonaceous Mudstone	SW	20	8	11	15	20	90%	100%	100%	90%	0%	0%	57	46
59.73	60.15	Feldspar Porphyry	MW	16	4	8	12	19	100%	100%	100%	90%	0%	0%	47	42
60.15	109.29	Carbonaceous Mudstone	UW	20	12	12	18	20	80%	100%	100%	90%	0%	0%	61	44
109.29	116.68	Carbonaceous Mudstone	UW	20	2	6	10	23	80%	100%	100%	90%	0%	0%	52	38

	BANRO CONGO	TWANGIZA

Borehole: TDD156	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
116.68	122.10	Carbonaceous Mudstone	UW	20	10	7	12	24	80%	100%	100%	90%	0%	0%	59	42
122.10	125.08	Carbonaceous Mudstone	UW	20	2	5	7	22	80%	100%	100%	90%	0%	0%	49	35

	BANRO CONGO	TWANGIZA

Borehole: TDD157	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	4.22	Residual Soil	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
4.22	5.21	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
5.21	7.93	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
7.93	8.40	Feldspar Porphyry	MW	3	4	4	10	25	100%	100%	100%	90%	0%	0%	36	33
8.40	9.54	Feldspar Porphyry	MW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
9.54	10.40	Feldspar Porphyry	HW	2	2	4	10	24	100%	100%	100%	90%	0%	0%	34	30
10.40	11.11	Feldspar Porphyry	MW	6	0	4	10	25	100%	100%	100%	90%	0%	0%	38	34
11.11	14.25	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
14.25	15.10	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
15.10	20.16	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
20.16	22.20	Mudstone	HW	2	4	5	10	23	100%	100%	100%	90%	0%	0%	34	31
22.20	23.21	Siltstone	HW	2	0	8	12	26	100%	100%	100%	90%	0%	0%	38	34
23.21	26.10	Mudstone	MW	4	2	3	7	21	100%	100%	100%	90%	0%	0%	31	28
26.10	27.10	Mudstone	MW	6	10	3	5	25	100%	100%	100%	90%	0%	0%	40	36
27.10	29.50	Mudstone	MW	3	2	5	10	22	100%	100%	100%	90%	0%	0%	34	30
29.50	30.23	Sandstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
30.23	31.00	Mudstone	MW	2	4	10	15	27	100%	100%	100%	90%	0%	0%	44	39

	BANRO CONGO	TWANGIZA

Borehole: TDD157	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
31.00	31.97	Mudstone	MW	4	0	5	10	26	100%	100%	100%	90%	0%	0%	38	34
31.97	32.64	Carbonaceous Mudstone	MW	5	0	3	5	23	95%	100%	100%	90%	0%	0%	32	27
32.64	33.96	Mudstone	MW	4	2	4	7	23	100%	100%	100%	90%	0%	0%	34	30
33.96	36.47	Mudstone	MW	2	4	4	7	22	100%	100%	100%	90%	0%	0%	32	28
36.47	38.10	Mudstone	HW	2	0	4	7	23	100%	100%	100%	90%	0%	0%	31	28
38.10	38.96	Feldspar Porphyry	MW	3	14	25	40	40	100%	100%	100%	90%	0%	0%	83	74
38.96	41.83	Feldspar Porphyry	MW	3	0	5	12	25	100%	100%	100%	90%	0%	0%	37	33
41.83	54.60	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
54.60	56.76	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
56.76	61.02	Mafic Feldspar Porphyry	HW	1	4	13	18	23	100%	100%	100%	90%	0%	0%	42	37
61.02	62.70	Mafic Feldspar Porphyry	MW	4	4	9	15	23	100%	100%	100%	90%	0%	0%	41	37
62.70	64.60	Mafic Feldspar Porphyry	MW	5	8	18	26	23	100%	100%	100%	90%	0%	0%	54	49
64.60	66.00	Mafic Feldspar Porphyry	MW	6	8	5	12	24	100%	100%	100%	90%	0%	0%	43	38
66.00	66.43	Mafic Feldspar Porphyry	MW	4	0	14	18	22	100%	100%	100%	90%	0%	0%	42	38
66.43	67.10	Feldspar Porphyry	MW	2	2	9	12	25	100%	100%	100%	90%	0%	0%	38	34
67.10	69.20	Mudstone	MW	4	4	5	12	21	100%	100%	100%	90%	0%	0%	36	32
69.20	70.62	Sandstone	HW	4	10	14	24	25	100%	100%	100%	90%	0%	0%	53	47

	BANRO CONGO	TWANGIZA

Borehole: TDD157	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
70.62	75.00	Mudstone	MW	4	2	3	2	21	100%	100%	100%	90%	0%	0%	28	25
75.00	76.90	Mudstone	MW	5	0	3	2	24	100%	100%	100%	90%	0%	0%	31	28
76.90	85.34	Carbonaceous Mudstone	MW	5	4	6	10	21	95%	100%	100%	90%	0%	0%	36	31
85.34	88.02	Siltstone	MW	4	8	6	10	21	100%	100%	100%	90%	0%	0%	37	33
88.02	88.95	Carbonaceous Mudstone	MW	5	6	3	7	24	95%	100%	100%	90%	0%	0%	37	32
88.95	89.45	Siltstone	MW	4	8	10	18	22	100%	100%	100%	90%	0%	0%	44	40
89.45	90.78	Carbonaceous Mudstone	MW	6	6	5	10	24	95%	100%	100%	90%	0%	0%	40	34
90.78	93.61	Siltstone	MW	6	10	8	15	22	100%	100%	100%	90%	0%	0%	44	40
93.61	95.87	Carbonaceous Mudstone	MW	6	2	4	7	22	95%	100%	100%	90%	0%	0%	35	30
95.87	97.80	Mudstone	MW	4	2	4	7	19	100%	100%	100%	90%	0%	0%	30	27
97.80	100.04	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
100.04	103.38	Mudstone	MW	5	2	4	7	21	100%	100%	100%	90%	0%	0%	33	29
103.38	107.66	Carbonaceous Mudstone	MW	5	2	4	7	21	95%	100%	100%	90%	0%	0%	33	28
107.66	108.70	Carbonaceous Mudstone	MW	5	6	4	7	21	95%	100%	100%	90%	0%	0%	35	30
108.70	109.80	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
109.80	110.34	Carbonaceous Mudstone	MW	6	6	3	7	20	95%	100%	100%	90%	0%	0%	35	30
110.34	110.80	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0

	BANRO CONGO	TWANGIZA

Borehole: TDD157	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
110.80	111.70	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
111.70	116.70	Mafic Feldspar Porphyry	MW	5	12	19	31	22	100%	100%	100%	90%	0%	0%	58	52
116.70	117.34	Mafic Feldspar Porphyry	MW	6	14	20	26	22	100%	100%	100%	90%	0%	0%	58	52
117.34	117.60	Mafic Feldspar Porphyry	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
117.60	118.47	Mafic Feldspar Porphyry	MW	6	8	10	15	24	100%	100%	100%	90%	0%	0%	46	42
118.47	126.25	Mudstone	MW	6	4	6	10	23	100%	100%	100%	90%	0%	0%	39	35
126.25	127.02	Carbonaceous Mudstone	MW	6	0	13	15	22	95%	100%	100%	90%	0%	0%	42	36
127.02	131.34	Carbonaceous Mudstone	SW	10	8	5	10	20	90%	100%	100%	90%	0%	0%	41	33

	BANRO CONGO	TWANGIZA

Borehole: TDD158	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	4.36	Residual Soil	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
4.36	4.76	Siltstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
4.76	5.02	Siltstone	HW	2	0	2	2	27	100%	100%	100%	90%	0%	0%	31	28
5.02	6.37	Siltstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
6.37	9.65	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
9.65	10.72	Carbonaceous Mudstone	HW	2	4	4	7	20	100%	100%	100%	90%	0%	0%	30	27
10.72	15.30	Mudstone	HW	2	2	13	18	17	100%	100%	100%	90%	0%	0%	36	32
15.30	17.30	Carbonaceous Mudstone	HW	2	2	5	10	18	100%	100%	100%	90%	0%	0%	28	26
17.30	19.00	Mudstone	HW	2	4	5	10	24	100%	100%	100%	90%	0%	0%	36	32
19.00	19.18	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
19.18	19.63	Siltstone	HW	3	14	12	18	26	100%	100%	100%	90%	0%	0%	51	46
19.63	29.44	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
29.44	29.78	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
29.78	30.10	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
30.10	47.78	Feldspar Porphyry	HW	0	0	25	40	40	100%	100%	100%	90%	0%	0%	73	65
47.78	54.30	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
54.30	57.00	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0

	BANRO CONGO	TWANGIZA

Borehole: TDD158	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
57.00	58.80	Feldspar Porphyry	HW	2	12	15	26	27	100%	100%	100%	90%	0%	0%	56	50
58.80	59.26	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
59.26	59.57	Feldspar Porphyry	HW	2	12	18	21	26	100%	100%	100%	90%	0%	0%	53	48
59.57	60.00	Mafic Feldspar Porphyry	HW	3	0	14	15	27	100%	100%	100%	90%	0%	0%	44	40
60.00	60.60	Feldspar Porphyry	HW	3	2	18	21	24	100%	100%	100%	90%	0%	0%	48	43
60.60	62.79	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
62.79	63.50	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
63.50	63.97	Siltstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
63.97	72.22	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
72.22	72.60	Mudstone	HW	2	6	19	24	26	100%	100%	100%	90%	0%	0%	52	47
72.60	73.10	Siltstone	HW	3	6	11	15	23	100%	100%	100%	90%	0%	0%	43	38
73.10	76.18	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
76.18	77.30	Carbonaceous Mudstone	HW	4	0	8	10	20	100%	100%	100%	90%	0%	0%	33	30
77.30	80.65	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
80.65	81.73	Mudstone	HW	2	0	1	0	18	100%	100%	100%	90%	0%	0%	20	18
81.73	82.57	Carbonaceous Mudstone	HW	2	4	9	12	14	100%	100%	100%	90%	0%	0%	29	26
82.57	84.96	Siltstone	MW	6	0	9	12	19	100%	100%	100%	90%	0%	0%	35	32

	BANRO CONGO	TWANGIZA

Borehole: TDD158	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
84.96	90.05	Mudstone	HW	5	6	7	12	16	100%	100%	100%	90%	0%	0%	33	30
90.05	91.03	Carbonaceous Mudstone	MW	5	0	4	10	16	95%	100%	100%	90%	0%	0%	28	24
91.03	92.83	Mudstone	MW	5	6	4	7	18	100%	100%	100%	90%	0%	0%	31	28
92.83	92.92	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
92.92	93.21	Mudstone	MW	4	0	2	2	20	100%	100%	100%	90%	0%	0%	26	24
93.21	95.80	Carbonaceous Mudstone	MW	6	2	4	7	17	95%	100%	100%	90%	0%	0%	29	25
95.80	95.93	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
95.93	98.84	Mudstone	MW	6	4	4	7	20	100%	100%	100%	90%	0%	0%	33	30
98.84	101.10	Siltstone	MW	6	2	4	5	23	100%	100%	100%	90%	0%	0%	34	31
101.10	103.00	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
103.00	103.87	Feldspar Porphyry	HW	3	6	9	12	23	100%	100%	100%	90%	0%	0%	40	36
103.87	107.80	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
107.80	109.65	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
109.65	113.20	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
113.20	114.00	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
114.00	114.35	Mafic Feldspar Porphyry	HW	2	15	25	40	40	100%	100%	100%	90%	0%	0%	82	74
114.35	116.66	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0

	BANRO CONGO	TWANGIZA

Borehole: TDD158	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
116.66	118.20	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
118.20	118.85	Feldspar Porphyry	HW	2	8	3	7	19	100%	100%	100%	90%	0%	0%	30	27
118.85	119.60	Mafic Feldspar Porphyry	HW	2	0	4	10	19	100%	100%	100%	90%	0%	0%	28	25
119.60	131.70	Mafic Feldspar Porphyry	SW	14	12	12	21	24	100%	100%	100%	90%	0%	0%	61	55
131.70	134.84	Mafic Feldspar Porphyry	MW	10	8	8	15	16	100%	100%	100%	90%	0%	0%	42	38
134.84	142.44	Feldspar Porphyry	MW	10	4	11	15	23	100%	100%	100%	90%	0%	0%	48	43
142.44	147.56	Siltstone	SW	18	6	11	15	16	100%	100%	100%	90%	0%	0%	50	45
147.56	148.37	Sandstone	SW	18	10	6	15	18	100%	100%	100%	90%	0%	0%	51	46
148.37	148.79	Carbonaceous Mudstone	SW	16	0	3	7	16	90%	100%	100%	90%	0%	0%	37	30
148.79	149.95	Carbonaceous Mudstone	MW	14	6	5	10	13	95%	100%	100%	90%	0%	0%	37	32
149.95	151.48	Siltstone	MW	2	0	3	7	16	100%	100%	100%	90%	0%	0%	23	21
151.48	152.53	Carbonaceous Mudstone	MW	14	2	5	10	16	95%	100%	100%	90%	0%	0%	39	33
152.53	153.15	Sandstone	MW	12	6	10	18	19	100%	100%	100%	90%	0%	0%	48	43
153.15	164.54	Carbonaceous Mudstone	SW	8	10	8	12	17	90%	100%	100%	90%	0%	0%	40	32
164.54	172.82	Sandstone	SW	8	4	10	12	25	100%	100%	100%	90%	0%	0%	46	42
172.82	174.44	Carbonaceous Mudstone	SW	8	6	11	15	18	90%	100%	100%	90%	0%	0%	41	34
174.44	175.07	Sandstone	MW	8	14	13	18	22	100%	100%	100%	90%	0%	0%	53	48

	BANRO CONGO	TWANGIZA

Borehole: TDD158	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
175.07	175.13	Sandstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
175.13	176.38	Sandstone	MW	8	10	18	18	13	100%	100%	100%	90%	0%	0%	44	39
176.38	176.55	Sandstone	HW	1	0	5	7	23	100%	100%	100%	90%	0%	0%	31	28
176.55	178.60	Carbonaceous Mudstone	SW	12	10	13	21	14	90%	100%	100%	90%	0%	0%	47	38
178.60	180.77	Carbonaceous Mudstone	MW	12	4	4	7	26	95%	100%	100%	90%	0%	0%	45	38
180.77	181.60	Siltstone	UW	20	12	11	21	26	100%	100%	100%	90%	0%	0%	68	61
181.60	188.38	Carbonaceous Mudstone	SW	16	2	4	7	18	90%	100%	100%	90%	0%	0%	41	33
188.38	189.97	Siltstone	UW	20	6	7	15	13	100%	100%	100%	90%	0%	0%	47	42
189.97	191.28	Carbonaceous Mudstone	SW	20	4	5	10	13	90%	100%	100%	90%	0%	0%	42	34
191.28	197.28	Carbonaceous Mudstone	SW	20	2	4	0	18	90%	100%	100%	90%	0%	0%	41	33
197.28	197.76	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
197.76	199.55	Feldspar Porphyry	HW	2	4	17	24	13	100%	100%	100%	90%	0%	0%	37	34
199.55	201.18	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
201.18	202.80	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
202.80	204.22	Mafic Feldspar Porphyry	MW	3	10	14	26	25	100%	100%	100%	90%	0%	0%	53	48
204.22	204.43	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
204.43	205.23	Carbonaceous Mudstone	HW	2	6	17	12	18	100%	100%	100%	90%	0%	0%	37	33

	BANRO CONGO	TWANGIZA

Borehole: TDD158	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
205.23	218.25	Carbonaceous Mudstone	SW	18	10	10	12	15	90%	100%	100%	90%	0%	0%	49	40
218.25	219.13	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
219.13	227.28	Carbonaceous Mudstone	UW	20	10	11	15	22	80%	100%	100%	90%	0%	0%	60	44

	BANRO CONGO	TWANGIZA

Borehole: TDD159	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	1.42	Residual Soil	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
1.42	3.64	Undifferentiated Saprolite	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
3.64	11.20	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
11.20	11.52	Siltstone	HW	3	0	14	18	23	100%	100%	100%	90%	0%	0%	42	38
11.52	11.76	Siltstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
11.76	11.92	Siltstone	HW	3	0	12	12	18	100%	100%	100%	90%	0%	0%	33	30
11.92	12.40	Siltstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
12.40	14.44	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
14.44	15.93	Sandstone	HW	3	2	6	12	24	100%	100%	100%	90%	0%	0%	37	34
15.93	22.00	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
22.00	29.46	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
29.46	31.05	Sandstone	HW	3	4	6	12	23	100%	100%	100%	90%	0%	0%	37	33
31.05	36.40	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
36.40	44.00	Carbonaceous Mudstone	HW	3	2	5	7	16	100%	100%	100%	90%	0%	0%	26	24
44.00	44.50	Carbonaceous Mudstone	SW	6	0	7	7	18	90%	100%	100%	90%	0%	0%	31	25
44.50	59.10	Mudstone	MW	3	6	8	15	23	100%	100%	100%	90%	0%	0%	41	37
59.10	61.54	Mudstone	HW	3	6	6	12	20	100%	100%	100%	90%	0%	0%	35	31

	BANRO CONGO	TWANGIZA

Borehole: TDD159	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
61.54	63.67	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
63.67	63.91	Mudstone	HW	3	0	16	15	20	100%	100%	100%	90%	0%	0%	39	35
63.91	64.90	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
64.90	67.54	Feldspar Porphyry	HW	1	12	21	36	18	100%	100%	100%	90%	0%	0%	53	48
67.54	71.00	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
71.00	71.53	Feldspar Porphyry	HW	3	6	10	18	22	100%	100%	100%	90%	0%	0%	42	37
71.53	74.00	Mafic Feldspar Porphyry	MW	3	10	13	21	20	100%	100%	100%	90%	0%	0%	46	41
74.00	75.17	Feldspar Porphyry	HW	3	10	12	21	22	100%	100%	100%	90%	0%	0%	46	42
75.17	76.46	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
76.46	78.32	Siltstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
78.32	80.15	Feldspar Porphyry	HW	0	0	25	40	40	100%	100%	100%	90%	0%	0%	73	65
80.15	80.72	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
80.72	81.40	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
81.40	81.85	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
81.85	84.40	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
84.40	85.27	Sandstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
85.27	85.77	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0

	BANRO CONGO	TWANGIZA

Borehole: TDD159	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
85.77	88.65	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
88.65	97.05	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
97.05	98.00	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
98.00	99.00	Mafic Feldspar Porphyry	MW	5	14	21	29	23	100%	100%	100%	90%	0%	0%	60	54
99.00	107.07	Mafic Feldspar Porphyry	SW	20	10	18	28	18	100%	100%	100%	90%	0%	0%	66	59
107.07	111.19	Mudstone	HW	3	8	14	21	22	100%	100%	100%	90%	0%	0%	47	42
111.19	112.10	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
112.10	112.50	Mudstone	HW	3	0	9	15	16	100%	100%	100%	90%	0%	0%	31	28
112.50	112.88	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
112.88	113.45	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
113.45	114.34	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
114.34	117.76	Mafic Feldspar Porphyry	MW	16	10	25	38	19	100%	100%	100%	90%	0%	0%	72	64
117.76	118.29	Mafic Feldspar Porphyry	HW	3	0	17	26	23	100%	100%	100%	90%	0%	0%	48	43
118.29	118.55	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
118.55	119.08	Carbonaceous Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
119.08	121.58	Carbonaceous Mudstone	SW	8	6	11	18	12	90%	100%	100%	90%	0%	0%	38	31
121.58	122.70	Siltstone	MW	8	12	12	21	23	100%	100%	100%	90%	0%	0%	54	48

	BANRO CONGO	TWANGIZA

Borehole: TDD159	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
122.70	128.31	Carbonaceous Mudstone	SW	16	6	6	10	13	90%	100%	100%	90%	0%	0%	40	32
128.31	129.28	Siltstone	SW	20	6	10	15	23	100%	100%	100%	90%	0%	0%	59	53
129.28	145.38	Carbonaceous Mudstone	SW	16	6	8	12	13	90%	100%	100%	90%	0%	0%	42	34
145.38	146.27	Sandstone	SW	14	2	18	29	19	100%	100%	100%	90%	0%	0%	58	52
146.27	153.00	Carbonaceous Mudstone	SW	16	8	7	12	17	90%	100%	100%	90%	0%	0%	47	38
153.00	154.84	Sandstone	MW	16	8	6	12	22	100%	100%	100%	90%	0%	0%	51	46
154.84	156.20	Carbonaceous Mudstone	SW	18	6	5	12	20	90%	100%	100%	90%	0%	0%	50	40
156.20	157.20	Siltstone	UW	20	0	3	5	18	100%	100%	100%	90%	0%	0%	43	38
157.20	167.52	Feldspar Porphyry	MW	18	6	9	12	23	100%	100%	100%	90%	0%	0%	55	49
167.52	172.00	Feldspar Porphyry	SW	20	8	6	10	22	100%	100%	100%	90%	0%	0%	54	49
172.00	179.26	Mafic Feldspar Porphyry	SW	20	12	16	24	16	100%	100%	100%	90%	0%	0%	62	56
179.26	185.09	Mafic Feldspar Porphyry	UW	20	15	25	40	40	100%	100%	100%	90%	0%	0%	100	90
185.09	190.72	Mafic Feldspar Porphyry	UW	20	14	17	26	17	100%	100%	100%	90%	0%	0%	65	59
190.72	191.20	Mafic Feldspar Porphyry	MW	3	12	16	24	16	100%	100%	100%	90%	0%	0%	46	41
191.20	192.43	Siltstone	SW	20	14	22	31	15	100%	100%	100%	90%	0%	0%	69	62
192.43	202.39	Carbonaceous Mudstone	SW	20	6	6	10	15	90%	100%	100%	90%	0%	0%	47	38
202.39	203.55	Siltstone	UW	20	8	9	12	17	100%	100%	100%	90%	0%	0%	51	46

	BANRO CONGO	TWANGIZA

Borehole: TDD159	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
203.55	204.30	Siltstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
204.30	210.00	Feldspar Porphyry	MW	14	4	5	7	23	100%	100%	100%	90%	0%	0%	45	40
210.00	214.18	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
214.18	222.47	Feldspar Porphyry	MW	14	8	8	12	23	100%	100%	100%	90%	0%	0%	51	46
222.47	231.10	Feldspar Porphyry	MW	5	0	3	7	23	100%	100%	100%	90%	0%	0%	33	30
231.10	234.87	Carbonaceous Mudstone	SW	5	4	6	7	23	90%	100%	100%	90%	0%	0%	36	30
234.87	235.47	Feldspar Porphyry	SW	20	0	7	10	23	100%	100%	100%	90%	0%	0%	52	46
235.47	235.91	Carbonaceous Mudstone	SW	18	6	17	18	23	90%	100%	100%	90%	0%	0%	62	50
235.91	236.75	Feldspar Porphyry	MW	20	0	3	7	21	100%	100%	100%	90%	0%	0%	47	42
236.75	238.02	Siltstone	SW	20	12	14	15	23	100%	100%	100%	90%	0%	0%	63	57
238.02	238.59	Feldspar Porphyry	SW	20	6	9	15	20	100%	100%	100%	90%	0%	0%	56	50
238.59	241.75	Feldspar Porphyry	UW	20	2	3	5	22	100%	100%	100%	90%	0%	0%	47	42
241.75	244.72	Siltstone	UW	20	12	15	24	24	100%	100%	100%	90%	0%	0%	70	63
244.72	256.45	Carbonaceous Mudstone	UW	3	8	6	12	25	80%	100%	100%	90%	0%	0%	41	29
256.45	261.23	Feldspar Porphyry	UW	20	8	14	21	27	100%	100%	100%	90%	0%	0%	69	62
261.23	263.18	Feldspar Porphyry	UW	20	14	25	40	40	100%	100%	100%	90%	0%	0%	100	90
263.18	284.18	Carbonaceous Mudstone	UW	20	12	12	18	21	80%	100%	100%	90%	0%	0%	62	45

	BANRO CONGO	TWANGIZA

Borehole: TDD160	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
0.00	3.17	Undifferentiated Soil	CW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
3.17	7.92	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
7.92	8.12	Mudstone	HW	1	0	6	7	23	100%	100%	100%	90%	0%	0%	31	28
8.12	10.05	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
10.05	14.55	Mudstone	HW	1	2	4	5	19	100%	100%	100%	90%	0%	0%	25	23
14.55	23.25	Mudstone	HW	1	4	5	10	19	100%	100%	100%	90%	0%	0%	30	27
23.25	26.76	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
26.76	27.40	Siltstone	HW	3	0	1	0	23	100%	100%	100%	90%	0%	0%	27	24
27.40	27.76	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
27.76	34.36	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
34.36	42.03	Mafic Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
42.03	48.28	Feldspar Porphyry	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
48.28	55.73	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
55.73	56.29	Mudstone	HW	2	6	9	12	18	100%	100%	100%	90%	0%	0%	34	30
56.29	56.83	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
56.83	57.63	Mudstone	HW	3	4	9	12	18	100%	100%	100%	90%	0%	0%	33	30
57.63	58.43	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0

	BANRO CONGO	TWANGIZA

Borehole: TDD160	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
58.43	59.20	Mudstone	HW	3	8	9	15	23	100%	100%	100%	90%	0%	0%	42	38
59.20	59.24	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
59.24	59.29	Mudstone	HW	3	0	13	7	19	100%	100%	100%	90%	0%	0%	32	29
59.29	68.27	Mafic Feldspar Porphyry	MW	8	8	9	18	22	100%	100%	100%	90%	0%	0%	48	43
68.27	68.54	Mudstone	HW	2	0	7	12	18	100%	100%	100%	90%	0%	0%	30	27
68.54	73.40	Mudstone	MW	4	2	6	12	21	100%	100%	100%	90%	0%	0%	35	32
73.40	74.29	Feldspar Porphyry	MW	4	0	8	10	19	100%	100%	100%	90%	0%	0%	32	29
74.29	76.52	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
76.52	77.17	Siltstone	SW	16	6	7	7	23	100%	100%	100%	90%	0%	0%	49	44
77.17	77.21	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
77.21	77.50	Mudstone	MW	4	0	5	5	20	100%	100%	100%	90%	0%	0%	29	26
77.50	78.30	Mudstone	HW	0	0	0	0	0	100%	100%	100%	90%	0%	0%	0	0
78.30	79.11	Mudstone	HW	4	4	9	12	21	100%	100%	100%	90%	0%	0%	38	34
79.11	84.27	Carbonaceous Mudstone	MW	5	4	7	12	17	95%	100%	100%	90%	0%	0%	33	28
84.27	88.02	Mudstone	MW	8	4	11	15	22	100%	100%	100%	90%	0%	0%	45	40
88.02	89.84	Carbonaceous Mudstone	SW	12	12	13	21	19	90%	100%	100%	90%	0%	0%	54	44
89.84	92.04	Mudstone	MW	8	6	16	28	24	100%	100%	100%	90%	0%	0%	57	51

	BANRO CONGO	TWANGIZA

Borehole: TDD160	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
92.04	96.19	Carbonaceous Mudstone	SW	12	4	5	7	19	90%	100%	100%	90%	0%	0%	39	31
96.19	97.21	Sandstone	SW	16	4	9	12	21	100%	100%	100%	90%	0%	0%	50	45
97.21	99.02	Carbonaceous Mudstone	SW	16	4	6	5	23	90%	100%	100%	90%	0%	0%	47	38
99.02	100.33	Siltstone	SW	3	8	5	10	19	100%	100%	100%	90%	0%	0%	33	30
100.33	102.08	Feldspar Porphyry	SW	18	12	13	21	17	100%	100%	100%	90%	0%	0%	58	52
102.08	103.11	Feldspar Porphyry	SW	14	8	9	12	15	100%	100%	100%	90%	0%	0%	44	39
103.11	104.63	Mudstone	MW	5	4	11	18	13	100%	100%	100%	90%	0%	0%	34	31
104.63	108.16	Feldspar Porphyry	MW	5	10	13	18	16	100%	100%	100%	90%	0%	0%	42	37
108.16	111.90	Feldspar Porphyry	SW	14	12	16	24	15	100%	100%	100%	90%	0%	0%	55	50
111.90	119.80	Feldspar Porphyry	MW	3	6	13	18	22	100%	100%	100%	90%	0%	0%	44	40
119.80	128.59	Mafic Feldspar Porphyry	SW	14	6	16	21	22	100%	100%	100%	90%	0%	0%	57	52
128.59	135.33	Mafic Feldspar Porphyry	SW	16	8	13	18	16	100%	100%	100%	90%	0%	0%	52	46
135.33	135.67	Feldspar Porphyry	MW	6	0	6	7	18	100%	100%	100%	90%	0%	0%	30	27
135.67	139.01	Mudstone	SW	12	4	11	15	17	100%	100%	100%	90%	0%	0%	44	39
139.01	139.53	Feldspar Porphyry	SW	18	10	10	18	16	100%	100%	100%	90%	0%	0%	53	47
139.53	143.73	Siltstone	SW	20	6	7	12	18	100%	100%	100%	90%	0%	0%	50	45
143.73	170.87	Carbonaceous Mudstone	SW	18	6	9	15	15	90%	100%	100%	90%	0%	0%	48	39

	BANRO CONGO	TWANGIZA

Borehole: TDD160	Mine Area: TWANGIZA

				RMR Ratings					Mining Adjustments						Open Pit
From	To	Lithology	Weathering	IRS	RQD	JS	FF	JC	Weath	Ori.	Stress	Blast.	Wate	Adj.	RMR	MRMR
170.87	172.95	Carbonaceous Mudstone	SW	18	4	6	12	19	90%	100%	100%	90%	0%	0%	47	38
172.95	173.03	Feldspar Porphyry	SW	20	0	15	12	23	100%	100%	100%	90%	0%	0%	57	51
173.03	173.33	Feldspar Porphyry	UW	20	0	25	40	40	100%	100%	100%	90%	0%	0%	93	83
173.33	173.76	Carbonaceous Mudstone	UW	20	12	18	18	27	80%	100%	100%	90%	0%	0%	71	51

Appendix X

RocLab Calculations for Rock Mass

Shear Strength Estimates

Twangiza Open Pit PFS Geotechnical Study	Appendix C	Shear Strength Estimates from RocLab Calculations

Oxide

South Pit - South zone

East			West
Hoek Brown Classification			Hoek Brown Classification
sigci	48.7	MPa	sigci	48.7	MPa
GSI	35		GSI	35
mi	10.3		mi	10.3
D	1		D	1
Ei	18471		Ei	18471
Hoek Brown Criterion			Hoek Brown Criterion
mb	0.099491		mb	0.099491
s	1.97E-05		s	1.97E-05
a	0.51595		a	0.51595
Failure Envelope Range			Failure Envelope Range
Application	Slopes		Application	Slopes
sig3max	0.938804	MPa	sig3max	0.499617	MPa
Unit Weight	0.021	MN/m3	Unit Weight	0.021	MN/m3
Slope Height	60	m	Slope Height	30	m
Mohr-Coulomb Fit			Mohr-Coulomb Fit
c	0.156	MPa	c	0.105	MPa
phi	27.0	degrees	phi	31.9	degrees
Rock Mass Parameters			Rock Mass Parameters
sigt	-0.00966	MPa	sigt	-0.00966	MPa
sigc	0.181995	MPa	sigc	0.181995	MPa
sigcm	1.84337	MPa	sigcm	1.84337	MPa
Erm	606.5	MPa	Erm	606.5	MPa

South Pit - North Zone

East			West
Hoek Brown Classification			Hoek Brown Classification
sigci	48.7	MPa	sigci	48.7	MPa
GSI	35		GSI	35
mi	10.3312		mi	10.3312
D	1		D	1
Ei	18470.7		Ei	18470.7
Hoek Brown Criterion			Hoek Brown Criterion
mb	0.099491		mb	0.099491
s	1.97E-05		s	1.97E-05
a	0.51595		a	0.51595
Failure Envelope Range			Failure Envelope Range
Application	Slopes		Application	Slopes
sig3max	1.10823	MPa	sig3max	1.13621	MPa
Unit Weight	0.021	MN/m3	Unit Weight	0.021	MN/m3
Slope Height	72	m	Slope Height	74	m
Mohr-Coulomb Fit			Mohr-Coulomb Fit
c	0.173	MPa	c	0.176	MPa
phi	25.7	degrees	phi	25.5	degrees
Rock Mass Parameters			Rock Mass Parameters
sigt	-0.00966	MPa	sigt	-0.00966	MPa
sigc	0.181995	MPa	sigc	0.181995	MPa
sigcm	1.84337	MPa	sigcm	1.84337	MPa
Erm	606.5	MPa	Erm	606.5	MPa

North Pit

East			West
Hoek Brown Classification			Hoek Brown Classification
sigci	48.7	MPa	sigci	48.7	MPa
GSI	35		GSI	35
mi	10.3312		mi	10.3312
D	1		D	1
Ei	18470.7		Ei	18470.7
Hoek Brown Criterion			Hoek Brown Criterion
mb	0.099491		mb	0.099491
s	1.97E-05		s	1.97E-05
a	0.51595		a	0.51595
Failure Envelope Range			Failure Envelope Range
Application	Slopes		Application	Slopes
sig3max	1.57574	MPa	sig3max	2.23976	MPa
Unit Weight	0.021	MN/m3	Unit Weight	0.021	MN/m3
Slope Height	106	m	Slope Height	156	m
Mohr-Coulomb Fit			Mohr-Coulomb Fit
c	0.216	MPa	c	0.269	MPa
phi	23.1	degrees	phi	20.7	degrees
Rock Mass Parameters			Rock Mass Parameters
sigt	-0.00966	MPa	sigt	-0.00966	MPa
sigc	0.181995	MPa	sigc	0.181995	MPa
sigcm	1.84337	MPa	sigcm	1.84337	MPa
Erm	606.5	MPa	Erm	606.5	MPa

Transition

South Pit - South zone

East			West
Hoek Brown Classification			Hoek Brown Classification
sigci	154.279	MPa	sigci	154.279	MPa
GSI	50		GSI	50
mi	10.5642		mi	10.5642
D	1		D	1
Ei	58507.2		Ei	58507.2
Hoek Brown Criterion			Hoek Brown Criterion
mb	0.297019		mb	0.297019
s	0.00024		s	0.00024
a	0.505734		a	0.505734
Failure Envelope Range			Failure Envelope Range
Application	Slopes		Application	Slopes
sig3max	2.64305	MPa	sig3max	1.21641	MPa
Unit Weight	0.027	MN/m3	Unit Weight	0.027	MN/m3
Slope Height	122	m	Slope Height	52	m
Mohr-Coulomb Fit			Mohr-Coulomb Fit
c	0.798	MPa	c	0.542	MPa
phi	37.8	degrees	phi	44.0	degrees
Rock Mass Parameters			Rock Mass Parameters
sigt	-0.12485	MPa	sigt	-0.12485	MPa
sigc	2.28032	MPa	sigc	2.28032	MPa
sigcm	10.9772	MPa	sigcm	10.9772	MPa
Erm	3902.64	MPa	Erm	3902.64	MPa

South Pit - North zone

East			West
Hoek Brown Classification			Hoek Brown Classification
sigci	154.279	MPa	sigci	154.279	MPa
GSI	50		GSI	50
mi	10.5642		mi	10.5642
D	1		D	1
Ei	58507.2		Ei	58507.2
Hoek Brown Criterion			Hoek Brown Criterion
mb	0.297019		mb	0.297019
s	0.00024		s	0.00024
a	0.505734		a	0.505734
Failure Envelope Range			Failure Envelope Range
Application	Slopes		Application	Slopes
sig3max	2.14526	MPa	sig3max	2.48486	MPa
Unit Weight	0.027	MN/m3	Unit Weight	0.027	MN/m3
Slope Height	97	m	Slope Height	114	m
Mohr-Coulomb Fit			Mohr-Coulomb Fit
c	0.713	MPa	c	0.771	MPa
phi	39.5	degrees	phi	38.3	degrees
Rock Mass Parameters			Rock Mass Parameters
sigt	-0.12485	MPa	sigt	-0.12485	MPa
sigc	2.28032	MPa	sigc	2.28032	MPa
sigcm	10.9772	MPa	sigcm	10.9772	MPa
Erm	3902.64	MPa	Erm	3902.64	MPa

North Pit

East			West
Hoek Brown Classification			Hoek Brown Classification
sigci	154.279	MPa	sigci	154.279	MPa
GSI	50		GSI	50
mi	10.5642		mi	10.5642
D	1		D	1
Ei	58507.2		Ei	58507.2
Hoek Brown Criterion			Hoek Brown Criterion
mb	0.297019		mb	0.297019
s	0.00024		s	0.00024
a	0.505734		a	0.505734
Failure Envelope Range			Failure Envelope Range
Application	Slopes		Application	Slopes
sig3max	3.5363	MPa	sig3max	4.78084	MPa
Unit Weight	0.027	MN/m3	Unit Weight	0.027	MN/m3
Slope Height	168	m	Slope Height	234	m
Mohr-Coulomb Fit			Mohr-Coulomb Fit
c	0.939	MPa	c	1.119	MPa
phi	35.5	degrees	phi	33.0	degrees
Rock Mass Parameters			Rock Mass Parameters
sigt	-0.12485	MPa	sigt	-0.12485	MPa
sigc	2.28032	MPa	sigc	2.28032	MPa
sigcm	10.9772	MPa	sigcm	10.9772	MPa
Erm	3902.64	MPa	Erm	3902.64	MPa

Sulphide

South Pit - South zone

East			West
Hoek Brown Classification			Hoek Brown Classification
sigci	213.471	MPa	sigci	213.471	MPa
GSI	66		GSI	66
mi	9.7121		mi	9.7121
D	1		D	1
Ei	81119.6		Ei	81119.6
Hoek Brown Criterion			Hoek Brown Criterion
mb	0.856245		mb	0.856245
s	0.003459		s	0.003459
a	0.501834		a	0.501834
Failure Envelope Range			Failure Envelope Range
Application	Slopes		Application	Slopes
sig3max	6.95551	MPa	sig3max	3.79897	MPa
Unit Weight	0.028	MN/m3	Unit Weight	0.028	MN/m3
Slope Height	311	m	Slope Height	160	m
Mohr-Coulomb Fit			Mohr-Coulomb Fit
c	3.015	MPa	c	2.449	MPa
phi	41.2	degrees	phi	45.5	degrees
Rock Mass Parameters			Rock Mass Parameters
sigt	-0.86246	MPa	sigt	-0.86246	MPa
sigc	12.4258	MPa	sigc	12.4258	MPa
sigcm	27.5921	MPa	sigcm	27.5921	MPa
Erm	14039.8	MPa	Erm	14039.8	MPa

South Pit - North Zone

East			West
Hoek Brown Classification			Hoek Brown Classification
sigci	213.471	MPa	sigci	213.471	MPa
GSI	66		GSI	66
mi	9.7121		mi	9.7121
D	1		D	1
Ei	81119.6		Ei	81119.6
Hoek Brown Criterion			Hoek Brown Criterion
mb	0.856245		mb	0.856245
s	0.003459		s	0.003459
a	0.501834		a	0.501834
Failure Envelope Range			Failure Envelope Range
Application	Slopes		Application	Slopes
sig3max	2.81288	MPa	sig3max	3.77736	MPa
Unit Weight	0.028	MN/m3	Unit Weight	0.028	MN/m3
Slope Height	115	m	Slope Height	159	m
Mohr-Coulomb Fit			Mohr-Coulomb Fit
c	2.267	MPa	c	2.445	MPa
phi	47.5	degrees	phi	45.6	degrees
Rock Mass Parameters			Rock Mass Parameters
sigt	-0.86246	MPa	sigt	-0.86246	MPa
sigc	12.4258	MPa	sigc	12.4258	MPa
sigcm	27.5921	MPa	sigcm	27.5921	MPa
Erm	14039.8	MPa	Erm	14039.8	MPa

North Pit

East			West
Hoek Brown Classification			Hoek Brown Classification
sigci	213.471	MPa	sigci	213.471	MPa
GSI	66		GSI	66
mi	9.7121		mi	9.7121
D	1		D	1
Ei	81119.6		Ei	81119.6
Hoek Brown Criterion			Hoek Brown Criterion
mb	0.856245		mb	0.856245
s	0.003459		s	0.003459
a	0.501834		a	0.501834
Failure Envelope Range			Failure Envelope Range
Application	Slopes		Application	Slopes
sig3max	5.076	MPa	sig3max	6.44481	MPa
Unit Weight	0.028	MN/m3	Unit Weight	0.028	MN/m3
Slope Height	220	m	Slope Height	286	m
Mohr-Coulomb Fit			Mohr-Coulomb Fit
c	2.682	MPa	c	2.926	MPa
phi	43.5	degrees	phi	41.7	degrees
Rock Mass Parameters			Rock Mass Parameters
sigt	-0.86246	MPa	sigt	-0.86246	MPa
sigc	12.4258	MPa	sigc	12.4258	MPa
sigcm	27.5921	MPa	sigcm	27.5921	MPa
Erm	14039.8	MPa	Erm	14039.8	MPa

Appendix XI

Stereoplots of Planar, Toppling and

Wedge Failure Analysis

North Pit.                                                                                               East Face.

Transition and Sulphide- Planar 45º.

Transition and Sulphide- Planar 50º.

Transition and Sulphide- Planar 55º.

Transition and Sulphide- Toppling 45º.

Transition and Sulphide- Toppling 50º.

Transition and Sulphide-Toppling 55º.

Transition and Sulphide- Wedge 45º.

Transition and Sulphide- Wedge 45º (No Poles).

Transition and Sulphide- Wedge 50º.

Transition and Sulphide- Wedge 50º (No Poles).

Transition and Sulphide- Wedge 55º.

Transition and Sulphide- Wedge 55º (No Poles).

South Face.

Transition and Sulphide- Planar 45º.

Transition and Sulphide- Planar 50º.

Transition and Sulphide- Planar 55º.

Transition and Sulphide- Toppling 45º.

Transition and Sulphide- Toppling 50º.

Transition and Sulphide- Toppling 55º.

Transition and Sulphide- Wedge 45º.

Transition and Sulphide- Wedge 45º (No Poles).

Transition and Sulphide- Wedge 50º.

Transition and Sulphide- Wedge 50º (No Poles).

Transition and Sulphide- Wedge 55º.

Transition and Sulphide- Wedge 55º (No Poles).

West Face.

Transition and Sulphide- Planar 45º.

Transition and Sulphide- Planar 50º.

Transition and Sulphide- Planar 55º.

Transition and Sulphide- Toppling 45º.

Transition and Sulphide- Toppling 50º.

Transition and Sulphide- Toppling 55º.

Transition and Sulphide- Wedge 45º.

Transition and Sulphide- Wedge 45º (No Poles).

Transition and Sulphide- Wedge 50º.

Transition and Sulphide- Wedge 50º (No Poles).

Transition and Sulphide- Wedge 55º.

Transition and Sulphide- Wedge 55º (No Poles).

Main Pit.                                                                                                East Face.

Transition and Sulphide- Planar 45º.

Transition and Sulphide- Planar 50º.

Transition and Sulphide- Planar 55º.

Transition and Sulphide- Toppling 45º.

Transition and Sulphide- Toppling 50º.

Transition and Sulphide- Toppling 55º.

Transition and Sulphide- Wedge 45º.

Transition and Sulphide- Wedge 45º (No Poles).

Transition and Sulphide- Wedge 50º.

Transition and Sulphide- Wedge 50º (No Poles).

Transition and Sulphide- Wedge 55º.

Transition and Sulphide- Wedge 55º (No Poles).

North Face

Transition and Sulphide- Planar 45º.

Transition and Sulphide- Planar 50º.

Transition and Sulphide- Planar 55º.

Transition and Sulphide- Toppling 45º.

Transition and Sulphide- Toppling 50º.

Transition and Sulphide- Toppling 55º.

Transition and Sulphide- Wedge 45º.

Transition and Sulphide- Wedge 45º (No Poles).

Transition and Sulphide- Wedge 50º.

Transition and Sulphide- Wedge 50º (No Poles).

Transition and Sulphide-Wedge 55º.

Transition and Sulphide- Wedge 55º (No Poles).

South Face.

Transition and Sulphide- Planar 45º.

Transition and Sulphide- Planar 50º.

Transition and Sulphide- Planar 55º.

Transition and Sulphide- Toppling 45º.

Transition and Sulphide- Toppling 50º.

Transition and Sulphide- Toppling 55º.

Transition and Sulphide- Wedge 45º.

Transition and Sulphide- Wedge 45º (No Poles).

Transition and Sulphide- Wedge 50º.

Transition and Sulphide- Wedge 50º (No Poles).

Transition and Sulphide- Wedge 55º.

Transition and Sulphide- Wedge 55º (No Poles).

West Face.

Transition and Sulphide- Planar 45º.

Transition and Sulphide- Planar 50º.

Transition and Sulphide- Planar 55º.

Transition and Sulphide- Toppling 45º.

Transition and Sulphide- Toppling 50º.

Transition and Sulphide- Toppling 55º.

Transition and Sulphide- Wedge 45º.

Transition and Sulphide- Wedge 45º (No Poles).

Transition and Sulphide- Wedge 50º.

Transition and Sulphide- Wedge 50º (No Poles).

Transition and Sulphide- Wedge 55º.

Transition and Sulphide- Wedge 55º (No Poles).

Appendix XII

USGS Report on 3 February 2008

Earthquake, Lake Kivu

Appendix XIII

SLIDE Slope Stability Analysis Results

Section WD-41 with soil as upper material.

Section WD-41 with oxide as upper

material.

Section WD-43 with soil as upper material.

Section WD-43 with oxide as upper material.

Section WD-50 with soil as upper material.

Section WD-50 with oxide as upper material.

Section WD-52 with soil as upper material.

Section WD-52 with oxide as upper material.

Section WD-84 with soil as upper material.

Section WD-84 with oxide as upper material.

Section WD-85 with soil as upper material.

Section WD-85 with oxide as upper material.

Section WD-86 with soil as upper material.

Section WD-86 with oxide as upper material.

Section WD-41 with soil as upper material showing the water table and effects of a seismic load.

Section WD-41 with oxide as upper material showing the water table and effects of a seismic load.

Section WD-43 with soil as upper material showing the water table and effects of a seismic load.

Section WD-43 with oxide as upper material showing the water table and effects of a seismic load.

Section WD-50 with soil as upper material showing the water table and effects of a seismic load.

Section WD-50 with oxide as upper material showing the water table and effects of a seismic load.

Section WD-52 with soil as upper material showing the water table and effects of a seismic load.

Section WD-52 with oxide as upper material showing the water table and effects of a seismic load.

Section WD-84 with soil as upper material showing the water table and effects of a seismic load.

Section WD-84 with oxide as upper material showing the water table and effects of a seismic load.

Section WD-85 with soil as upper material showing the water table and effects of a seismic load.

Section WD-85 with oxide as upper material showing the water table and effects of a seismic load.

Section WD-86 with soil as upper material showing the water table and effects of a seismic load.

Section WD-86 with oxide as upper material showing the water table and effects of a seismic load.

Section WD-41 with soil as upper material showing the water table and effects of a seismic load.

Section WD-41 with oxide as upper material showing the water table and effects of a seismic load.

Section WD-43 with soil as upper material showing the water table and effects of a seismic load.

Section WD-43 with oxide as upper material showing the water table and effects of a seismic load.

Section WD-50 with soil as upper material showing the water table and effects of a seismic load.

Section WD-50 with oxide as upper material showing the water table and effects of a seismic load.

Section WD-52 with soil as upper material showing the water table and effects of a seismic load.

Section WD-52 with oxide as upper material showing the water table and effects of a seismic load.

Section WD-84 with soil as upper material showing the water table and effects of a seismic load.

Section WD-84 with oxide as upper material showing the water table and effects of a seismic load.

Section WD-85 with soil as upper material showing the water table and effects of a seismic load.

Section WD-85 with oxide as upper material showing the water table and effects of a seismic load.

Section WD-86 with soil as upper material showing the water table and effects of a seismic load.

Section WD-86 with oxide as upper material showing the water table and effects of a seismic load.

Section WD-86 with soil as upper material showing the water table and effects of a seismic load.

Section WD-86 with oxide as upper material showing the water table and effects of a seismic load.

Section WD-41 with soil as upper material showing the water table.

Section WD-41 with oxide as upper material showing the water table.

Section WD-43 with soil as upper material showing the water table.

Section WD-43 with oxide as upper material showing the water table.

Section WD-50 with soil as upper material showing the water table.

Section WD-50 with oxide as upper material showing the water table.

Section WD-52 with soil as upper material showing the water table.

Section WD-52 with oxide as upper material showing the water table.

Section WD-84 with soil as upper material showing the water table.

Section WD-84 with oxide as upper material showing the water table.

Section WD-85 with soil as upper material showing the water table.

Section WD-85 with oxide as upper material showing the water table.

Section WD-86 with soil as upper material showing the water table.

Section WD-86 with oxide as upper material showing the water table.

Appendix XIV

Process Diagrams

GLAND WATER
SAFETY SHOWER WATER

CLIENT		
PROJ MANAGER		
D.O. MANAGER		
PROCESS ENG.		
SECT LEADER		
CHECKED		
DRAWN		
APPROVAL	SIGNATURE	DATE

THIS DRAWING IS COPYRIGHT IN TERMS OF THE COPYRIGHT ACT

SENET

TWANGIZA GOLD PLANT PFS
BANRO CONGO MINING
GLAND WATER & SAFETY SHOWERS
WATER DISTRIBUTION
PROCESS FLOW DIAGRAM

A1	SCALE	PROJECT	PLAN CODE	REVISION
	NTS	SP340 6700 D001	2D00	E

EQUIPMENT LIST
VENDOR PACKAGE
RAW WATER
POTABLE WATER
LEGEND
BATTERY LIMIT
VARIABLE SPEED
VENDOR PACKAGE
STREAM No.
THIS DRAWING IS COPYRIGHT IN TERMS OF THE COPYRIGHT ACT.
CLIENT
PROJ MANAGER
S.D. MANAGER
PROCESS ENG.
SECT LEADER
CHECKED
DRAWN
APPROVAL
SIGNATURE
DATE
SENET
TWANGIZA GOLD PLANT PFS
BANRO CONGO MINING
POTABLE WATER
PROCESS FLOW DIAGRAM
A1
SCALE
NTS
PROJECT
SP340 8600 D001
PLAN CODE
2D00
REVISION
E

EQUIPMENT LIST
LEGEND
THIS DRAWING IS COPYRIGHT IN TERMS OF THE COPYRIGHT ACT.
CLIENT
PROJ. MANAGER
D.D. MANAGER
PROCESS ENG.
SECT. LEADER
CHECKED
DRAWN
APPROVAL
SIGNATURE
DATE
SENET
TWANGIZA GOLD PLANT PFS
BANRO CONGO MINING
RAW WATER
PROCESS FLOW DIAGRAM
A1
SCALE
NTS
PROJECT
SP340-8500-D001
PLAN CODE
2D00
REVISION
E

EQUIPMENT LIST
STREAM No.
COMMENTS
BATTERY LIMIT
VARIABLE SPEED
THIS DRAWING IS COPYRIGHT IN TERMS OF THE COPYRIGHT ACT.
CLIENT
PROJ. MANAGER
D.O. MANAGER
PROCESS ENG.
SECT LEADER
CHECKED
DRAWN
APPROVAL
SIGNATURE
DATE
SENET
TWANGIZA GOLD PLANT PFS
BANRO CONGO MINING
PROCESS WATER
PROCESS FLOW DIAGRAM
A1
SCALE
NTS
PROJECT
SP340 8400 D001
PLAN CODE
2000
REVISION
E

SRK
AWAITING FINAL DECISION
RAW WATER

APPROVAL	SIGNATURE	DATE
CLIENT		
PROJ MANAGER		
D.D. MANAGER		
PROCESS ENG.		
SECT LEADER		
CHECKED		
DRAWN	[illegible]	[illegible]

THIS DRAWING IS COPYRIGHT IN TERMS OF THE COPYRIGHT ACT.

SENET

TWANGIZA GOLD PLANT PFS
BANRO CONGO MINING
WATER ABSTRACTION & STORAGE DAM
PROCESS FLOW DIAGRAM

A1	SCALE	PROJECT	PLAN CODE	REVISION
	NTS	SP340 6300 D001	2D00	E

BLOWER
AIR

LEGEND

THIS DRAWING IS COPYRIGHT IN TERMS OF THE COPYRIGHT ACT.

CLIENT		
PROJ MANAGER		
D.O. MANAGER		
PROCESS ENG.		
SECT LEADER		
CHECKED		
DRAWN		
APPROVAL	SIGNATURE	DATE

SENET

TWANGIZA GOLD PLANT PFS
BANRO CONGO MINING
LOW PRESSURE AIR
PROCESS FLOW DIAGRAM

A1	SCALE	PROJECT	PLAN CODE	REVISION
	NTS	SP340 8200 D001	2000	E

EQUIPMENT LIST
LEGEND
BATTERY LIMIT
VARIABLE SPEED
WORKSHOP
THIS DRAWING IS COPYRIGHT IN TERMS OF THE COPYRIGHT ACT.
CLIENT
PROJ MANAGER
D.O. MANAGER
PROCESS ENG.
SECT LEADER
CHECKED
DRAWN
APPROVAL
SIGNATURE
DATE
SENET
TWANGIZA GOLD PLANT PFS
BANRO CONGO MINING
HIGH PRESSURE AIR
PROCESS FLOW DIAGRAM
A1
SCALE
NTS
PROJECT
SP340 8100 D001
PLAN CODE
2000
REVISION

REAGENTS STORE
SAFETY SHOWER WATER
SPILLAGE
EQUIPMENT LIST
NOTES
COPPER SULPHATE
LEGEND
BATTERY LIMIT
VARIABLE SPEED
VENDOR PACKAGE
REVISIONS

THIS DRAWING IS COPYRIGHT IN TERMS OF THE COPYRIGHT ACT.

CLIENT		
PROJ MANAGER		
D.O. MANAGER		
PROCESS ENG.		
SECT LEADER		
CHECKED		
DRAWN		
APPROVAL	SIGNATURE	DATE

SENET

TWANGIZA GOLD PLANT PFS
BANRO CONGO MINING
CYANIDE DETOX REAGENTS
PROCESS FLOW DIAGRAM

A1	SCALE	PROJECT	PLAN CODE	REVISION
	NTS	SP340 7400 D001	2000	E

EQUIPMENT LIST
RAW WATER
FLOCCULANT
SPILLAGE
VENDOR PACKAGE
LEGEND
THIS DRAWING IS COPYRIGHT IN TERMS OF THE COPYRIGHT ACT.
CLIENT
PROJ MANAGER
D.O. MANAGER
PROCESS ENG.
SECT LEADER
CHECKED
DRAWN
APPROVAL
SIGNATURE
DATE
SENET
TWANGIZA GOLD PLANT PFS
BANRO CONGO MINING
FLOCCULANT
PROCESS FLOW DIAGRAM
A1
SCALE
NTS
PROJECT
SP340 7300 D001
PLAN CODE
2000
REVISION
6

VENDOR SUPPLY
VENDOR PACKAGE
EQUIPMENT LIST
LIME STORE
RAW WATER
SAFETY SHOWER WATER
LIME DIRT
NOTES:
LEGEND
BATTERY LIMIT
VARIABLE SPEED
VENDOR PACKAGE

THIS DRAWING IS COPYRIGHT IN TERMS OF THE COPYRIGHT ACT.

CLIENT		
PROJ. MANAGER		
Q.C. MANAGER		
PROCESS ENG.		
SECT LEADER		
CHECKED		
DRAWN		
APPROVAL	SIGNATURE	DATE

SENET

TWANGIZA GOLD PLANT PFS
BANRO CONGO MINING
LIME
PROCESS FLOW DIAGRAM

A1	SCALE	PROJECT	PLAN CODE	REVISION
	NTS	SP349 7200 D001	2000	E

SENET
TWANGIZA GOLD PLANT PFS
BANRO CONGO MINING
CYANIDE & CAUSTIC
PROCESS FLOW DIAGRAM
A1
SCALE
NTS
PROJECT
SP340 7100 D001
PLAN CODE
2D00
REVISION
E
CLIENT
PROJ. MANAGER
D.O. MANAGER
PROCESS ENG.
SECT LEADER
CHECKED
DRAWN
APPROVAL
SIGNATURE
DATE

EQUIPMENT LIST
ATMOSPHERE
THIS DRAWING IS COPYRIGHT IN TERMS OF THE COPYRIGHT ACT.
CLIENT
PROJ MANAGER
PROCESS ENG.
SECT LEADER
CHECKED
DRAWN
APPROVAL
SIGNATURE
DATE
SENET
TWANGIZA GOLD PLANT PFS
BANRO CONGO MINING
GOLD ROOM
PROCESS FLOW DIAGRAM
A1
SCALE
NTS
PROJECT
PLAN CODE
2D00
REVISION
COMMENTS

SENET
THIS DRAWING IS COPYRIGHT IN TERMS OF THE COPYRIGHT ACT.
CLIENT
PROJ MANAGER
D.O. MANAGER
PROCESS ENG.
CHECKED
DRAWN
APPROVAL
SIGNATURE
DATE
TWANGIZA GOLD PLANT PFS
BANRO CONGO MINING
REGENERATION
PROCESS FLOW DIAGRAM
A1
SCALE
NTS
PROJECT
PLAN CODE
2D00
REVISION
E

EQUIPMENT LIST
ATMOSPHERE
NOTES
LEGEND
SENET
TWANGIZA GOLD PLANT PFS
BANRO CONGO MINING
ELECTROWINNING
PROCESS FLOW DIAGRAM
CLIENT
PROJ MANAGER
DRAWN
APPROVAL
DATE
A1
SCALE
NTS
PROJECT
SP340 6300 D001
PLAN CODE
2D00
REVISION
D

SENET
TWANGIZA GOLD PLANT PFS
BANRO CONGO MINING
ACID WASH
PROCESS FLOW DIAGRAM
A1
SCALE
NTS
PROJECT
SP340 6100 D001
PLAN CODE
2D00

DETOXIFIED SLURRY
AMEC
NOTE 1
RETURN WATER

EQUIPMENT LIST

No.	EQUIP. No.	DESCRIPTION	kW
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]

NOTES

1. DESIGN OF TAILINGS STORAGE FACILITY & RETURN WATER POND TO BE PERFORMED BY AMEC.

LEGEND

- BATTERY LIMIT
- VARIABLE SPEED
- BYPASS/ALTERNATIVE
- VENDOR PACKAGE

STREAM No.	[illegible]		
DRY TONNAGE tph	[illegible]	–	–
WATER/SOLUTION m3/h	[illegible]	[illegible]	[illegible]
SLURRY t/h	[illegible]	–	–
SLURRY m3/h	[illegible]	[illegible]	[illegible]
SOLIDS BY WEIGHT %	[illegible]	–	–
SLURRY SG	[illegible]	[illegible]	[illegible]
SOLIDS SG	[illegible]	–	–
COMMENTS			

THIS DRAWING IS COPYRIGHT IN TERMS OF THE COPYRIGHT ACT.

CLIENT		
PROJ MANAGER		
D.O. MANAGER		
PROCESS ENG.		
SECT LEADER		
CHECKED		
DRAWN	[illegible]	[illegible]
APPROVAL	SIGNATURE	DATE

SENET

TWANGIZA GOLD PLANT PFS
BANRO CONGO MINING
TAILINGS DAM STORAGE & RETURN
PROCESS FLOW DIAGRAM

	SCALE	PROJECT	PLAN CODE	REVISION
A1	NTS	SP340 5500 D001	2000	E

EQUIPMENT LIST
SENET
TWANGIZA GOLD PLANT PFS
BANRO CONGO MINING
DETOXIFICATION
PROCESS FLOW DIAGRAM
A1
SCALE
NTS
PROJECT
SP340 5200 D001
2000
APPROVAL
SIGNATURE
DATE

EQUIPMENT LIST
FLOCCULANT
THICKENER OVERFLOW
THICKENER UNDERFLOW
PROCESS WATER
DETOXIFICATION
SAFETY SHOWER
LEGEND
BATTERY LIMIT
VARIABLE SPEED
STREAM No.
DESCRIPTION
COMMENT
THIS DRAWING IS COPYRIGHT IN TERMS OF THE COPYRIGHT ACT.
CLIENT
PROJ. MANAGER
S.O. MANAGER
PROCESS ENG.
SECT LEADER
CHECKED
DRAWN
APPROVAL
SIGNATURE
DATE
SENET
TWANGIZA GOLD PLANT PFS
BANRO CONGO MINING
TAILINGS DEWATERING
PROCESS FLOW DIAGRAM
A1
SCALE
NTS
PROJECT
SP340 6100 D001
PLAN CODE
2000
REVISION
E

NOTES:
1. SPARE INTERSTAGE SCREEN TO BE LOCATED IN TAILINGS BUND AREA.
2. SPILLAGE PUMP LOCATED BETWEEN
3. SPILLAGE PUMP LOCATED BETWEEN
4. CYANIDE ANALYSER FOR AUTOMATIC ADDITION OF CYANIDE.
5. HYDROGEN CYANIDE DETECTOR BETWEEN TANKS 1 & 2.
6. MOBILE POWER PACK TO OPEN/CLOSE LAUNDER GATE VALVES.
7. SAFETY SHOWER 1 LOCATED BETWEEN
8. SAFETY SHOWER 2 LOCATED BETWEEN
9. CARBON FROM ELUTION COLUMN
LEGEND
BATTERY LIMIT
VARIABLE SPEED
THIS DRAWING IS COPYRIGHT IN TERMS OF THE COPYRIGHT ACT
CLIENT
PROJ MANAGER
D.O. MANAGER
PROCESS ENG.
SECT LEADER
CHECKED
DRAWN
APPROVAL
SIGNATURE
DATE
SENET
TWANGIZA GOLD PLANT PFS
BANRO CONGO MINING
CIL – TRAIN 3
PROCESS FLOW DIAGRAM
A1
SCALE
NTS
PROJECT
SP340 4900 D001
PLAN CODE
2D00
REVISION
E

EQUIPMENT LIST
NOTES
1. BRAKE AUTOMATED SCREEN TO BE LOCATED IN TAILINGS BUND AREA.
2. SPILLAGE PUMP LOCATED BETWEEN 40-TANK-01/03.
3. SPILLAGE PUMP LOCATED BETWEEN 40-TANK-05/07.
4. CYANIDE ANALYSER FOR AUTOMATIC ADDITION OF CYANIDE.
5. HYDROGEN CYANIDE DETECTOR BETWEEN TRAINS 1 & 2.
6. MOBILE POWER PACK TO OPEN/CLOSE LAUNDER GATE VALVES.
7. SAFETY SHOWER 1 LOCATED BETWEEN 40-TANK-01 & 02.
8. SAFETY SHOWER 2 LOCATED BETWEEN 40-TANK-05 & 07.
9. CARBON FROM ELUTION COLUMN 60-COLM-01.
LEGEND
BATTERY LIMIT
VARIABLE SPEED
BYPASS/ALTERNATIVE
BY HAND/HOIST/FORKLIFT
VENDOR PACKAGE
SPILLAGE
POLLUTION CONTROL SPILLAGE
SAFETY SHOWER WATER
THIS DRAWING IS COPYRIGHT IN TERMS OF THE COPYRIGHT ACT.
CLIENT
PROJ. MANAGER
D.O. MANAGER
PROCESS ENG.
SECT LEADER
CHECKED
DRAWN
APPROVAL
SIGNATURE
DATE
SENET
TWANGIZA GOLD PLANT PFS
BANRO CONGO MINING
CIL – TRAIN 2
PROCESS FLOW DIAGRAM
A1
SCALE
NTS
PROJECT
SP340 4800 D001
PLAN CODE
2000
REVISION
E

THIS DRAWING IS COPYRIGHT IN TERMS OF THE COPYRIGHT ACT
CLIENT
PROJ MANAGER
D.O. MANAGER
PROCESS ENG.
SECT LEADER
CHECKED
DRAWN
APPROVAL
SIGNATURE
DATE
SENET
TWANGIZA GOLD PLANT PFS
BANRO CONGO MINING
CIL - TRAIN 1
PROCESS FLOW DIAGRAM
A1
SCALE
NTS
PROJECT
SP340 4100 D001
PLAN CODE
2000
REVISION
6

THIS DRAWING IS COPYRIGHT IN TERMS OF THE COPYRIGHT ACT.
CLIENT
PROCESS ENG.
CHECKED
DRAWN
APPROVAL
SIGNATURE
DATE
SENET
TWANGIZA GOLD PLANT PFS
BANRO CONGO MINING
MILLING 3
PROCESS FLOW DIAGRAM
A1
SCALE
NTS
PROJECT
PLAN CODE
REVISION
E

EQUIPMENT LIST
SPRAY WATER
CYCLONE OVERFLOW
SPILLAGE
SLURRY
SPILLAGE
LEGEND
BATTERY LIMIT
VARIABLE SPEED
BYPASS/ALTERNATIVE
VENDOR PACKAGE
REVISIONS

STREAM No.	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
DESCRIPTION	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
DRY TONNAGE t/h	[illegible]	—	[illegible]	[illegible]	[illegible]
WATER/SOLUTION m3/h	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
SLURRY t/h	[illegible]	—	[illegible]	[illegible]	[illegible]
SLURRY m3/h	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
SOLIDS BY WEIGHT %	[illegible]	—	[illegible]	[illegible]	[illegible]
SLURRY SG	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
SOLIDS SG	[illegible]	—	[illegible]	[illegible]	[illegible]
SOLIDS SIZE mm	[illegible]	—	[illegible]	[illegible]	—
COMMENT					

THIS DRAWING IS COPYRIGHT IN TERMS OF THE COPYRIGHT ACT.

CLIENT		
PROJ MANAGER		
D.O. MANAGER		
PROCESS ENG.		
SECT LEADER		
CHECKED		
DRAWN	[illegible]	[illegible]
APPROVAL	SIGNATURE	DATE

SENET

TWANGIZA GOLD PLANT PFS
BANRO CONGO MINING
TRASH REMOVAL 1
PROCESS FLOW DIAGRAM

	SCALE	DRAWING NUMBER	PLAN CODE	REVISION
A1	NTS	SP340 3500 D001	2D00	B

VENDOR PACKAGE
SAFETY SHOWER
RAW WATER
FLUSHING WATER
SPRAY WATER
SOLUTION WATER
GRAVITY CONCENTRATE
CAUSTIC SOLUTION
CYANIDE SOLUTION
PREGNANT SOLUTION
OVERSIZE
GRAVITY TAILS
C.I.P. TAILS
SPILLAGE

EQUIPMENT LIST

AUXILIARY EQUIPMENT

NOTES:

LEGEND

STREAM No.	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
DESCRIPTION	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
DRY TONNAGE t/h	[illegible]	–	–	[illegible]	[illegible]	–	[illegible]	[illegible]	[illegible]	[illegible]	–	–	–	–	[illegible]	–	–
WATER/SOLUTION m3/h	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
SLURRY t/h	[illegible]	–	–	[illegible]	[illegible]	–	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	–	–	[illegible]	–	–
SLURRY m3/h	[illegible]	[illegible]	[illegible]	–	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
SOLIDS SP WEIGHT [illegible]	[illegible]	–	–	[illegible]	[illegible]	–	[illegible]	[illegible]	[illegible]	[illegible]	–	–	–	–	[illegible]	–	–
SLURRY SG t/m3	[illegible]	[illegible]	[illegible]	–	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
SOLIDS %	[illegible]	–	–	[illegible]	[illegible]	–	[illegible]	[illegible]	[illegible]	[illegible]	–	–	–	–	[illegible]	–	[illegible]
SOLIDS SIZE mm	[illegible]	–	–	[illegible]	[illegible]	–	[illegible]	[illegible]	[illegible]	[illegible]	–	–	–	–	[illegible]	–	–
COMMENT																	

THIS DRAWING IS COPYRIGHT IN TERMS OF THE COPYRIGHT ACT.

CLIENT		
PROJ. MANAGER		
Q.C. MANAGER		
PROCESS ENG.		
SECT LEADER		
CHECKED		
DRAWN	[illegible]	[illegible]
APPROVAL	SIGNATURE	DATE

SENET

TWANGIZA GOLD PLANT PFS
BANRO CONGO MINING
GRAVITY 1 & INTENSIVE CYANIDATION
PROCESS FLOW DIAGRAM

BANRO CORPORATION

A1	SCALE	PROJECT	PLAN CODE	REVISION
	NTS	SP340 3300 D001	2D00	E

EQUIPMENT LIST
BALL MILL 2 AUXILIARY EQUIPMENT LIST
LEGEND

THIS DRAWING IS COPYRIGHT IN TERMS OF THE COPYRIGHT ACT.

CLIENT		
PROJ. MANAGER		
D.O. MANAGER		
PROCESS ENG.		
SECT LEADER		
CHECKED		
DRAWN	CHB	[illegible]
APPROVAL	SIGNATURE	DATE

SENET

TWANGIZA GOLD PLANT PFS
BANRO CONGO MINING
MILLING 2
PROCESS FLOW DIAGRAM

A1	SCALE	PROJECT	PLAN CODE	REVISION
	NTS	SP340 3200 D001	2000	E

THIS DRAWING IS COPYRIGHT IN TERMS OF THE COPYRIGHT ACT.
CLIENT
PROJ. MANAGER
D.O. MANAGER
PROCESS ENG.
SECT LEADER
CHECKED
DRAWN
APPROVAL
SIGNATURE
DATE
SENET
TWANGIZA GOLD PLANT PFS
BANRO CONGO MINING
MILLING 1
PROCESS FLOW DIAGRAM
A1
SCALE
NTS
PROJECT
SP340 3100 D001
PLAN CODE
2000
REVISION
6

EQUIPMENT LIST
NOTES
LEGEND
BATTERY LIMIT
VARIABLE SPEED
STOCKPILE
ATMOSPHERE
THIS DRAWING IS COPYRIGHT IN TERMS OF THE COPYRIGHT ACT.
CLIENT
PROJ MANAGER
E.D. MANAGER
PROCESS ENG.
SECT LEADER
CHECKED
DRAWN
APPROVAL
SIGNATURE
DATE
SENET
TWANGIZA GOLD PLANT PFS
BANRO CONGO MINING
STOCKPILE & RECLAMATION
PROCESS FLOW DIAGRAM
A1
SCALE
NTS
PLAN CODE
2000
REVISION

SENET
THIS DRAWING IS COPYRIGHT IN TERMS OF THE COPYRIGHT ACT.
CLIENT
PROJ MANAGER
PROCESS ENG.
CHECKED
DRAWN
APPROVAL
SIGNATURE
DATE
TWANGIZA GOLD PLANT PFS
BANRO CONGO MINING
STOCKPILE & RECLAMATION
PROCESS FLOW DIAGRAM
A1
SCALE
NTS
PROJECT
SP340 2400 D001
PLAN CODE
2D00
REVISION
E
EQUIPMENT LIST
NOTES
LEGEND
STREAM No.
DESCRIPTION
SPILLAGE

RAW WATER
HARD ORE
EQUIPMENT LIST
AUXILIARY EQUIPMENT LIST
NOTES
LEGEND
STREAM No.
DESCRIPTION
COMMENT
THIS DRAWING IS COPYRIGHT IN TERMS OF THE COPYRIGHT ACT
CLIENT
PROJ MANAGER
D.O. MANAGER
PROCESS ENG.
SECT LEADER
CHECKED
DRAWN
APPROVAL
SIGNATURE
DATE
SENET
TWANGIZA GOLD PLANT PFS
BANRO CONGO MINING
HARD ROCK CRUSHING
PROCESS FLOW DIAGRAM
A1
SCALE
NTS
PROJECT
SP340 2290 D001
PLAN CODE
2D00
REVISION
B

EQUIPMENT LIST
AUXILIARY EQUIPMENT LIST
THIS DRAWING IS COPYRIGHT IN TERMS OF THE COPYRIGHT ACT
CLIENT
PROJ MANAGER
D.O. MANAGER
PROCESS ENG.
SECT LEADER
CHECKED
DRAWN
APPROVAL
SIGNATURE
DATE
SENET
HARD ROCK CRUSHING
PROCESS FLOW DIAGRAM
A1
SCALE
NTS
PROJECT
PLAN CODE
2000
REVISION
E

THIS DRAWING IS COPYRIGHT IN TERMS OF THE COPYRIGHT ACT.
CLIENT
PROJ MANAGER
PROCESS ENG.
SECT LEADER
CHECKED
DRAWN
APPROVAL
SIGNATURE
DATE
SENET
TWANGIZA GOLD PLANT PFS
BANRO CONGO MINING
HARD ROCK CRUSHING
PROCESS FLOW DIAGRAM
A1
SCALE
NTS
PROJECT
PLAN CODE
2000
REVISION
E
EQUIPMENT LIST
AUXILIARY EQUIPMENT LIST
NOTES
LEGEND
VARIABLE SPEED
HARD ORE
STREAM No.
DESCRIPTION
COMMENT

STREAM No.	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
DESCRIPTION	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
COMMENT										

THIS DRAWING IS COPYRIGHT IN TERMS OF THE COPYRIGHT ACT.

CLIENT		
PROJ MANAGER		
D.D. MANAGER		
PROCESS ENG.		
SECT LEADER		
CHECKED		
DRAWN	[illegible]	FORM
APPROVAL	SIGNATURE	DATE

SENET

TWANGIZA GOLD PLANT PFS
BANRO CONGO MINING
SOFT ROCK CRUSHING & STOCKPILE
PROCESS FLOW DIAGRAM

A1	SCALE	PROJECT	PLAN CODE	REVISION
	NTS	BP340 2100 D001	2000	[illegible]

RAW WATER
SOFT ORE
NOTE 1
NOTE 2
NOTE 3
NOTES
LEGEND
EQUIPMENT LIST
AUXILIARY EQUIPMENT LIST

THIS DRAWING IS COPYRIGHT IN TERMS OF THE COPYRIGHT ACT.

CLIENT		
PROJ MANAGER		
D.G. MANAGER		
PROCESS ENG		
DEPT LEADER		
CHECKED		
DRAWN		
APPROVAL	SIGNATURE	DATE

SENET

TWANGIZA GOLD PLANT PFS
BANRO CONGO MINING
SOFT ROCK CRUSHING & STOCKPILE
PROCESS FLOW DIAGRAM

A1	SCALE	PROJECT	PLAN CODE	REVISION
	NTS	BP340 2100 D001	2000	E